**EXHIBIT 99.4**

# REMGRO LIMITED FINANCIALS

# REMGRO LIMITED
### ANNUAL REPORT | 2006

# Remgro
## Limited

# CONTENTS

REMGRO LIMITED
Incorporated in the Republic of South Africa   Registration number 1968/006415/06   ISIN zae000026480   Share code REM

www.remgro.com

# TRIBUTE

## DR ANTON RUPERT

ON THIS OCCASION, the Board of Remgro wishes to pay tribute to the late Dr Anton Rupert, founder of the Rembrandt group of companies from which Remgro emanated.

Dr Rupert's business acumen and visionary leadership laid the foundation on which this Company could further build successfully. He left a legacy of which the Board, staff and shareholders can be justly proud. We also should like to convey, once again, our deepest condolences to his family. ❧

**REMGRO LIMITED**

## ASSOCIATED COMPANIES AND OTHER

### TOBACCO INTERESTS

| | |
|---|---|
| British American Tobacco | 10.2% |

### FINANCIAL SERVICES

| | |
|---|---|
| RMB Holdings | 23.1% |
| FirstRand | 9.4% |

### INDUSTRIAL INTERESTS

| | |
|---|---|
| Air Products SA | 50.0% |
| Distell Group | 29.7% |
| Dorbyl | 41.4% |
| Kagiso Trust Investments | 41.8% |
| Medi-Clinic Corporation | 48.0% |
| Nampak | 13.5% |
| Total South Africa | 24.9% |
| Unilever Bestfoods Robertsons | 41.0% |

### MINING INTERESTS

| | |
|---|---|
| Trans Hex Group | 33.6% |
| Implats | 5.0% |

## SUBSIDIARY COMPANIES

### INDUSTRIAL INTERESTS

| | |
|---|---|
| Tsb Sugar | 100.0% |
| Wispeco | 100.0% |
| Rainbow Chicken | 61.9% |

### CORPORATE AND OTHER INTERESTS

| | |
|---|---|
| Remgro Finance Corporation | 100.0% |
| Remgro Finance and Services | 100.0% |

*Percentages represent the direct interests held.*
*Annexures A and B provide further information of subsidiary companies and investments.*

## M&I MANAGEMENT SERVICES

M&I Management Services (Proprietary) Limited (M&I) renders management and support services to Remgro. Remgro does not hold any interest in M&I. The shareholders of M&I are employees of M&I who own all the issued ordinary shares. Rembrandt Trust (Proprietary) Limited owns all the A ordinary shares of M&I. The A ordinary shares only have voting rights but have no rights to the income or assets of M&I.

# INVESTMENT PHILOSOPHY | 2006

Remgro invests in businesses that can deliver superior earnings and dividend growth over the long term. This involves the acquisition of meaningful interests in companies that have sound management and have the ability to generate strong cash returns and growth. Remgro forges strategic alliances on a partnership basis and endeavours to add value where possible. The purpose is to ensure excellent returns to shareholders by way of dividend and capital growth. ❧

# GROUP PROFILE | 2006

Remgro Limited is an investment holding company established with effect from 1 April 2000, after the restructuring of the former Rembrandt Group Limited. The Group's interests consist of investments in tobacco products, banking and financial services, printing and packaging, motor components, medical services, mining, petroleum products, food, wine and spirits and various other trade mark products.

The Company's activities are concentrated mainly on the management of investments and the provision of support rather than on being involved in the day-to-day management of business units of investees.

Subsidiaries not wholly owned are mainly listed companies with independent boards of directors on which this Company has non-executive representation. Non-subsidiary investments comprise both listed and unlisted companies not controlled by this Company and which are mostly associated companies due to significant influence and Board representation. ❧

# GROUP PROFILE

| | |
|---|---|
|  **BRITISH AMERICAN TOBACCO**<br><br>EFFECTIVE INTEREST: 10% | ♦ Listed on the London Stock Exchange.<br>♦ Chief Executive Officer: P Adams<br>♦ Produces high-quality tobacco products for a diverse, worldwide market. The company is involved from the planting and growing of tobacco crops to the marketing of the final products.<br>♦ Interest is represented by a one-third shareholding in the ordinary shares and a 100% shareholding in the participating securities of R&R Holdings SA (R&R). The other two-thirds shareholding in R&R is held by Compagnie Financière Richemont SA.<br>♦ Market capitalisation at 31 March 2006: £29 161 million<br>♦ Website: www.bat.com |
| **DISTELL**<br><br>EFFECTIVE INTEREST: 30% | ♦ Listed on the JSE Limited.<br>♦ Chief Executive Officer: J J Scannell<br>♦ Distell produces and markets fine wines, spirits and flavoured alcoholic beverages, with an increasing international profile, in South Africa.<br>♦ Interest is represented by a 50% shareholding in Remgro-KWV Investments Limited, which held a 60% share in Distell at 31 March 2006.<br>♦ Market capitalisation at 31 March 2006: R7 130 million<br>♦ Website: www.distell.co.za |
| **FIRSTRAND**<br><br>EFFECTIVE INTEREST: 9%<br>*(excluding indirect interest held through RMB Holdings)* | ♦ Listed on the JSE Limited.<br>♦ Chief Executive Officer: P K Harris<br>♦ The FirstRand group of companies is involved in the financial service activities, including retail, corporate, investment and merchant banking, short-term insurance, life insurance, employee benefits, health insurance and asset management.<br>♦ The banking and insurance activities are represented by the wholly owned subsidiaries FirstRand Bank Holdings Limited and Momentum Group Limited respectively and the health activities in the 67%-owned Discovery Holdings Limited.<br>♦ Market capitalisation at 31 March 2006: R102 232 million<br>♦ Website: www.firstrand.co.za |
| **RMB HOLDINGS**<br><br>EFFECTIVE INTEREST: 23% | ♦ Listed on the JSE Limited.<br>♦ Chief Executive Officer: P Cooper<br>♦ RMBH's interests are:<br>  – FirstRand Limited (33%)<br>  – RMB Structured Insurance Limited (81%)<br>  – OUTsurance Limited (63%)<br>  – Glenrand M.I.B. Limited (17%)<br>♦ Market capitalisation at 31 March 2006: R31 625 million<br>♦ Website: www.rmbh.co.za |
| **TRANS HEX**<br><br>EFFECTIVE INTEREST: 34% | ♦ Listed on the JSE Limited.<br>♦ Chief Executive Officer: L Delport<br>♦ Exploration for, and mining and marketing of, land and marine diamonds.<br>♦ Market capitalisation at 31 March 2006: R1 079 million<br>♦ Website: www.transhex.co.za |
| **Unilever**<br><br>EFFECTIVE INTEREST: 41% | ♦ Unlisted<br>♦ Chief Executive Officers: K T Kruythoff (South Africa); M Keren (Israel)<br>♦ The UBR venture covers the territories of Southern Africa and Israel, and manufactures and markets an extensive range of food products, while enjoying market leadership in most of its major categories. Well-known international and local brands include *Robertsons* herbs and spices, *Knorr* soups, *Aromat* seasonings, *Rama* and *Flora* margarine, *Lipton* and *Joko* tea, and *Mrs Ball's* culinary products.<br>♦ Website: www.unilever.co.za |
| **Nampak**<br><br>EFFECTIVE INTEREST: 13% | ♦ Listed on the JSE Limited.<br>♦ Chief Executive Officer: G E Bortolan<br>♦ Nampak is Africa's largest and most diversified packaging manufacturer, with operations in the United Kingdom and Europe. It produces a wide variety of packaging products, from metals, paper and plastic to glass, is the largest manufacturer and distributor of tissue paper products, and holds a substantial share of the paper merchanting market.<br>♦ Market capitalisation at 31 March 2006: R9 716 million<br>♦ Website: www.nampak.com |
| **TOTAL**<br><br>EFFECTIVE INTEREST: 25% | ♦ Unlisted<br>♦ Chief Executive Officer: P W Jordan<br>♦ Subsidiary of Total (France). Total South Africa's business is the refining and marketing of petroleum and petroleum products in South Africa and it has a market share of 14.6%. It distributes to neighbouring NBLS countries. It has a 36% interest in National Petroleum Refineries of S.A. (Pty) Limited (Natref).<br>♦ Website: www.total.co.za |

| | |
|---|---|
| **Dorbyl Limited**<br>Effective interest: 41% | ◆ Listed on the JSE Limited.<br>◆ Chief Executive Officer: W W Cooper<br>◆ Dorbyl is an industrial group in the automotive engineering industry. The company specialises in the production and assembly of a wide range of vehicle components.<br>◆ Market capitalisation at 31 March 2006: R462 million<br>◆ Website: www.dorbyl.co.za |
| **AIR PRODUCTS**<br>Effective interest: 50% | ◆ Unlisted<br>◆ Chief Executive Officer: A G Cooper<br>◆ Air Products SA produces oxygen, hydrogen and nitrogen for sale in gaseous form by pipeline under long-term contracts to major industrial users, as well as the distribution of industrial gases and chemicals for sale, together with ancillary equipment, to the merchant market.<br>◆ The other 50% of the ordinary shares is held by Air Products and Chemicals Incorporated, a USA company.<br>◆ Website: www.airproducts.co.za |
| **Tsb Sugar**<br>Effective interest: 100% | ◆ Unlisted<br>◆ Chief Executive Officer: H Snyman<br>◆ Tsb Sugar is involved in cane growing and the production, transport and marketing of sugar and animal feed. Citrus is also grown on the company's estates.<br>◆ Website: www.tsb.co.za |
| **WISPECO Aluminium**<br>Effective interest: 100% | ◆ Unlisted<br>◆ Chief Executive Officer: R F Röhrs<br>◆ Wispeco's main business is the extrusion of aluminium profiles used mainly in the building, engineering and durable goods sectors.<br>◆ Website: www.wispeco.co.za |
| **RAINBOW**<br>Effective interest: 62% | ◆ Listed on the JSE Limited.<br>◆ Chief Executive Officer: M Dally<br>◆ Rainbow is the holding company of one principal operating subsidiary, which is a vertically integrated chicken producer.<br>◆ Market capitalisation at 31 March 2006: R2 653 million<br>◆ Website: www.rainbowchicken.co.za |
| **MEDI-CLINIC**<br>Effective interest: 48% | ◆ Listed on the JSE Limited.<br>◆ Chief Executive Officer: L J Alberts<br>◆ Medi-Clinic's business consists of the provision of comprehensive, high-quality hospital services on a cost-effective basis.<br>◆ Market capitalisation at 31 March 2006: R7 356 million<br>◆ Website: www.mediclinic.co.za |
| **IMPLATS**<br>Effective interest: 5% | ◆ Listed on the JSE Limited.<br>◆ Chief Executive Officer: K Rumble<br>◆ Implats is a fully integrated mining and metallurgical organisation, which markets refined platinum group metals for global markets, and is one of the world's largest platinum recyclers.<br>◆ Market capitalisation at 31 March 2006: R78 265 million<br>◆ Website: www.implats.co.za |
| <br>Effective interest: 42% | ◆ Unlisted<br>◆ Chief Executive Officer: J J Njeke<br>◆ KTI is an established empowerment company with a focus on investment banking services, media and strategic investments. KTI has an investment portfolio and strategy that is complementary to that of Remgro.<br>◆ Website: www.kagiso.com |
| **REMGRO FINANCE CORPORATION LIMITED** *and* **REMGRO FINANCE AND SERVICES LIMITED**<br>Effective interest: 100% | ◆ Both companies are unlisted.<br>◆ Responsible for Remgro's central treasury function. |

# SALIENT FEATURES

| | 2006 | 2005 | % change |
|---|---|---|---|
| HEADLINE EARNINGS PER SHARE – excluding non-recurring portion of BEE costs | 1 130.9c | 1 005.0c | 12.5 |
| HEADLINE EARNINGS PER SHARE | 1 052.3c | 1 005.0c | 4.7 |
| EARNINGS PER SHARE | 1 697.6c | 1 712.9c | (0.9) |
| HEADLINE EARNINGS – excluding non-recurring portion of BEE costs | R5 464m | R4 998m | 9.3 |
| HEADLINE EARNINGS | R5 084m | R4 998m | 1.7 |
| EARNINGS – net profit for the year | R8 202m | R8 518m | (3.7) |
| **Dividends per share** | | | |
| – Ordinary | 361.00c | 314.00c | 15.0 |
| – Special | 400.00c | 600.00c | |
| **Net asset value per share** (attributable to own members) | | | |
| – at intrinsic value | R157.59 | R119.97 | 31.4 |
| Tobacco interests | R70.99 | R53.94 | 31.6 |
| Other investments | R86.60 | R66.03 | 31.2 |
| **Exchange rates** Pound sterling/SA rand exchange rate | | | |
| – weighted average for the financial year | 11.4050 | 11.5281 | |
| – at 31 March | 10.6437 | 11.7520 | |
| **Stock exchange prices** Closing price per share at 31 March | R135.00 | R93.80 | 43.9 |

The comparative figures for the year ended 31 March 2005 have been restated. Please refer to the "Group financial review" in the Report of the Board of Directors.

DIVIDEND COVER



# SHARE STATISTICS

| JSE Limited | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|
| Weighted number of Remgro ordinary shares in issue ('000) | 447 648 | 461 786 | 467 774 | 481 011 | 486 494 |
| Market capitalisation at 31 March (R million) | | | | | |
| – Ordinary shares only | 60 588 | 45 633 | 35 028 | 25 030 | 30 649 |
| Price (cents per share) | | | | | |
| – 31 March | 13 500 | 9 380 | 7 200 | 5 145 | 6 300 |
| – Highest | 13 800 | 9 701 | 7 495 | 7 399 | 6 650 |
| – Lowest | 9 150 | 6 980 | 5 150 | 5 145 | 4 780 |
| Number of shares traded ('000) | 284 396 | 187 389 | 187 231 | 216 082 | 203 231 |
| Value of shares traded (R million) | 32 732 | 15 553 | 11 785 | 14 105 | 12 101 |
| Shares traded/weighted number of ordinary shares (%) | 63.5 | 40.6 | 40.0 | 44.9 | 41.8 |
| Number of transactions | 100 309 | 64 707 | 54 055 | 58 873 | 67 712 |

REMGRO SHARE PRICE



# SEVEN-YEAR

| R million | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 Pro forma |
|---|---|---|---|---|---|---|---|
| Profit before taking into account the following | 1 938 | 1 384 | 1 292 | 1 209 | 734 | 504 | 412 |
| Impairments, capital and non-recurring items | 3 165 | 2 216 | (132) | 1 055 | (158) | 1 523 | 202 |
| Consolidated profit before tax | 5 103 | 3 600 | 1 160 | 2 264 | 576 | 2 027 | 614 |
| Taxation | (857) | (417) | (397) | (394) | (173) | (109) | (100) |
| Consolidated profit after tax | 4 246 | 3 183 | 763 | 1 870 | 403 | 1 918 | 514 |
| Share in after-tax profit of associated companies | 4 354 | 5 742 | 3 177 | 7 262 | 3 255 | 4 765 | 1 733 |
| Profit before taking into account the following | 4 428 | 4 514 | 4 164 | 4 421 | 3 881 | 2 901 | 2 307 |
| Impairments, capital and non-recurring items | (74) | 1 228 | (987) | 2 841 | (626) | 1 864 | (574) |
| Group profit after tax | 8 600 | 8 925 | 3 940 | 9 132 | 3 658 | 6 683 | 2 247 |
| Minority interest | (398) | (407) | (335) | (446) | (151) | (109) | (76) |
| **Net profit for the year** | 8 202 | 8 518 | 3 605 | 8 686 | 3 507 | 6 574 | 2 171 |
| **Headline earnings** | 5 084 | 4 998 | 4 687 | 4 856 | 4 252 | 3 195 | 2 508 |
| Headline earnings per share (cents) | 1 052.3 | 1 005.0 | 931.3 | 940.1 | 814.5 | 612.1 | 480.5 |
| Headline earnings per share – excluding non-recurring portion of BEE costs (cents) | 1 130.9 | 1 005.0 | 931.3 | 940.1 | 814.5 | 612.1 | 480.5 |
| Earnings per share (cents) | 1 697.6 | 1 712.9 | 716.3 | 1 681.6 | 671.8 | 1 259.4 | 415.9 |
| Dividends per share (cents) | | | | | | | |
| – Ordinary | 361.00 | 314.00 | 285.00 | 248.00 | 206.00 | 162.00 | 120.00 |
| – Special | 400.00 | 600.00 | 200.00 | | 100.00 | | |

The pro forma comparative figures for 2000 above represent the figures of Rembrandt Group Limited after adjustments have been made for investments apportioned to VenFin Limited in terms of the restructuring in 2000, and are based on the audited annual financial statements of Rembrandt Group Limited.

The figures for 2005 above have been restated in terms of IFRS. Figures for the years before 2005 have not been adjusted.

Medi-Clinic was consolidated for nine months only and is accounted for as an associated company from 1 January 2006.

REMGRO'S RELATIVE SHARE PERFORMANCE (BASED TO 100)



# SEVEN-YEAR

## CONSOLIDATED BALANCE SHEETS AND CASH FLOW STATEMENTS

| *R million* | **2006** | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 *Pro forma* |
|---|---|---|---|---|---|---|---|
| **BALANCE SHEETS** | | | | | | | |
| Property, plant and equipment | **2 444** | 4 120 | 3 515 | 3 253 | 2 083 | 2 027 | 2 259 |
| Investments – Associated companies | **26 098** | 28 201 | 22 737 | 19 844 | 16 984 | 13 164 | 10 660 |
| Other non-current assets | **4 584** | 2 645 | 2 106 | 3 607 | 2 831 | 2 968 | 241 |
| Current assets | **8 210** | 4 773 | 5 372 | 4 079 | 4 435 | 3 395 | 2 283 |
| **Total assets** | **41 336** | 39 739 | 33 730 | 30 783 | 26 333 | 21 554 | 15 443 |
| Total equity | **38 090** | 36 844 | 31 411 | 28 981 | 24 991 | 20 177 | 13 365 |
| Non-current liabilities | **1 144** | 866 | 685 | 472 | 244 | 310 | 296 |
| Current liabilities | **2 102** | 2 029 | 1 634 | 1 330 | 1 098 | 1 067 | 1 782 |
| **Total equity and liabilities** | **41 336** | 39 739 | 33 730 | 30 783 | 26 333 | 21 554 | 15 443 |
| **Net asset value per share (Rand)** | | | | | | | |
| (attributable to own members) | | | | | | | |
| – at book value | **78.14** | 71.51 | 59.26 | 54.19 | 46.10 | 37.14 | 24.05 |
| – at intrinsic value | **157.59** | 119.97 | 100.36 | 77.23 | 89.50 | 64.32 | 51.43 |
| **CASH FLOW STATEMENTS** | | | | | | | |
| Cash generated from operations | **1 474** | 1 566 | 1 383 | 1 055 | 618 | 401 | |
| Cash flow generated from returns on investments | **4 200** | 2 670 | 2 013 | 2 542 | 1 697 | 1 196 | |
| Taxation paid | **(369)** | (546) | (363) | (220) | (111) | (116) | |
| Cash available from operating activities | **5 305** | 3 690 | 3 033 | 3 377 | 2 204 | 1 481 | |
| Dividends paid | **(4 676)** | (2 642) | (1 438) | (1 765) | (968) | (303) | |
| Cash inflow/(outflow) from operating activities | **629** | 1 048 | 1 595 | 1 612 | 1 236 | 1 178 | |
| Net investing activities | **3 364** | (2 203) | (528) | (1 943) | (201) | 356 | |
| Net financing activities | **99** | 9 | 62 | (82) | (158) | (631) | |
| Net increase/(decrease) in cash and cash equivalents | **4 092** | (1 146) | 1 129 | (413) | 877 | 903 | |

The pro forma comparative figures for 2000 above represent the figures of Rembrandt Group Limited after adjustments have been made for investments apportioned to VenFin Limited in terms of the restructuring in 2000, and are based on the audited annual financial statements of Rembrandt Group Limited. Pro forma figures for the cash flow statement for 2000 are not available.

The figures for 2005 above have been restated in terms of IFRS. Figures for the years before 2005 have not been adjusted.

Medi-Clinic was consolidated for nine months only and is accounted for as an associated company from 1 January 2006.

CASH MOVEMENT AT THE HOLDING COMPANY ("CASH AT THE CENTRE") (R MILLION)



12 000
10 000
8 000
6 000
4 000
2 000
0
1 472
2 568
163
6 412
(463)
(1 607)
(2 918)
(926)
4 701
BAT dividend
Other dividends
Other income
Investments realised
Investments acquired
Ordinary dividends paid
Special dividends paid
Share buybacks
Cash movement

# DIRECTORATE



## NON-EXECUTIVE DIRECTORS *(from left)*

**J P Rupert (56)**

*CHAIRMAN*

Directorships: *Executive Chairman of Compagnie Financière Richemont SA and Richemont Société Anonyme and Non-executive Chairman of Business Venture Investments No 951 Limited and Chairman of Business Partners Limited.*

**E de la H Hertzog (56)**

*DEPUTY CHAIRMAN*

Directorships: *Chairman of Medi-Clinic Corporation Limited. Serves on the Board of Distell Group Limited, Total South Africa (Pty) Limited and Trans Hex Group Limited.*

**P E Beyers (56)**

Directorships: *Richemont Société Anonyme, British American Tobacco Plc, Distell Group Limited and Unilever Bestfoods Robertsons (Holdings) Limited L.L.C.*

**J W Dreyer (55)**

Directorship: *RMB Holdings Limited.*



## INDEPENDENT NON-EXECUTIVE DIRECTORS *(from left)*

**G D de Jager (55)**

Directorships: *Anglo Suisse Investment Holdings Limited, Lenco Holdings Limited and Sharp Interpack Limited.*

**P K Harris (56)**

Directorships: *Chief Executive Officer of FirstRand Limited and director of RMB Holdings Limited and Momentum Group Limited.*

**E Molobi (61)**

Directorship: *Chairman of Kagiso Trust Investments (Pty) Limited.*
Deceased – 4 June 2006

**J F Mouton (59)**

Directorships: *Chairman of PSG Group Limited and Capitec Bank Holdings Limited and director of Steinhoff International Holdings Limited.*

**D Prins (58)**

Directorship: *Distell Group Limited.*

**F Robertson (51)**

Directorships: *Executive Deputy Chairman of Brimstone Investment Corporation Limited and other companies in the Brimstone group, and Chairman of Lion of Africa Insurance Company Limited and Lion of Africa Life Assurance Company Limited.*



## EXECUTIVE DIRECTORS *(from left)*

**M H Visser (52)**
*Chief Executive Officer*
Qualification: *BComm (Hons), CA(SA)*
Years of service with the Group: *26*
Directorships: *British American Tobacco Plc, Distell Group Limited, Kagiso Trust Investments (Pty) Limited, Nampak Limited, Medi-Clinic Corporation Limited, Unilever Bestfoods Robertsons (Holdings) Limited L.L.C. and Chairman of Rainbow Chicken Limited.*

**W E Bührmann (51)**
*Investments*
Qualification: *BComm, CA(SA)*
Years of service with the Group: *19*
Directorship: *Dorbyl Limited.*

**D M Falck (60)**
*Group Finance*
Qualification: *CA(SA)*
Years of service with the Group: *34*
Directorships: *RMB Holdings Limited, FirstRand Limited, FirstRand Bank Holdings Limited, Total South Africa (Pty) Limited and Trans Hex Group Limited.*

**J A Preller (Mrs) (56)**
*Corporate Affairs*
Qualification: *BEcon*
Years of service with the Group: *34*

**T van Wyk (58)**
*Investments*
Qualification: *BComm, LLB, LLM, H Dip Tax*
Years of service with the Group: *16*
Directorships: *Air Products SA (Pty) Limited, Dorbyl Limited, Kagiso Trust Investments (Pty) Limited, Tsb Sugar RSA Limited, Chairman of Wispeco Holdings Limited and Deputy Chairman of Business Partners Limited.*

## MEMBERS OF COMMITTEES

### Executive Committee
M H Visser (Chairman)
W E Bührmann
D M Falck
J A Preller
T van Wyk

### Audit and Risk Committee
D Prins (Chairman)
D M Falck
J F Mouton
F Robertson

### Remuneration and Nomination Committee
J P Rupert (Chairman)
P K Harris
J F Mouton
F Robertson

## INTRODUCTION

During 2005, the South African economy recorded its highest real economic growth rate since 1984 of close to 5%. Compared to the 1980s, economic growth is currently more stable and appears to be more sustainable. Upward revisions of the national GDP statistics indicate a stronger economic growth momentum compared to what was previously expected. The stronger spending continued, with notable contributions from households, the public sector and business. Consumer and business confidence remained at historically high levels during 2005 and the early part of 2006.

The domestic rate of inflation has continued to surprise on the low side, declining to below 4% in 2005 and in March 2006. The strength of the currency countered the inflationary pressures caused by the high level of the international crude oil price. This may change in a softer currency environment. The rand is expected to trade at more competitive levels. Commodity prices have come off their highs and global interest rate levels and international risk aversion levels are normalising. The rand is also exposed to a rising deficit on the current account of the local balance of payments.

The global economy recovered during the second half of 2005, following a slowdown towards the end of 2004 and the early part of 2005. Sustainable recoveries took root in the lagging euro zone economies and in Japan. These recoveries and sustained strong growth in Asia should compensate for slower US economic growth. While global inflation and interest rates are drifting higher, leading to a more hostile emerging markets financing environment, global growth is expected to continue its above average trend in 2006, i.e. slightly faster than during 2005.

However, a fair degree of uncertainty remains on how the US economic imbalances will be resolved, considering the trajectory of international crude oil prices (and their global impact) and current geo-political tensions (e.g. the Iranian nuclear crisis).

Domestic interest rates were increased in June and while the global economic picture became more uncertain, the South African economy seems to be well positioned to weather external shocks.

## HEADLINE EARNINGS

During the year under review various investee companies in the Group concluded black economic empowerment (BEE) transactions. The specific accounting treatment of these transactions impacted negatively on Remgro's headline earnings by R380 million (or 78.6 cents per share) for the 2006 year. However, headline earnings per share, excluding the non-recurring portion of BEE costs, increased by 12.5%.

CONTRIBUTION TO HEADLINE EARNINGS PER SHARE

|  | 2006 cents | % change | 2005 cents |
|---|---|---|---|
| Tobacco interests | 490.3 | 18.2 | 414.8 |
| Financial services | 297.2 | (11.7) | 336.6 |
| Industrial interests | 263.9 | 16.1 | 227.4 |
| Mining interests | 59.6 | 190.7 | 20.5 |
| Corporate finance and other interests | 19.9 | 249.1 | 5.7 |
|  | 1 130.9 | 12.5 | 1 005.0 |
| Non-recurring portion of BEE costs | (78.6) |  | – |
|  | 1 052.3 | 4.7 | 1 005.0 |

Total headline earnings for the year to 31 March 2006 increased by 1.7% from R4 998 million to R5 084 million. Headline earnings per share increased by 4.7% from 1 005.0 cents to 1 052.3 cents due to the favourable impact of the share repurchase programme.

| | Non-recurring portion of BEE costs included | | Non-recurring portion of BEE costs excluded | | |
|---|---|---|---|---|---|
| | **2006** | % | **2006** | % | 2005 |
| | **R million** | change | **R million** | change | R million |
| Tobacco interests | **2 369** | 14.8 | **2 369** | 14.8 | 2 063 |
| Financial services | **1 147** | (31.5) | **1 436** | (14.2) | 1 674 |
| Industrial interests | **1 184** | 4.7 | **1 275** | 12.7 | 1 131 |
| Mining interests | **288** | 182.4 | **288** | 182.4 | 102 |
| Corporate finance and other interests | **96** | 242.9 | **96** | 242.9 | 28 |
| | **5 084** | 1.7 | **5 464** | 9.3 | 4 998 |

Currency movements continued to impact the Group's earnings. Due to a slightly stronger, but more stable rand, the unfavourable currency impact on translation of R&R's contribution to headline earnings declined from R103 million in 2005 to R26 million for the year under review, as set out in the table below.

| Financial year: | **2006** | 2005 |
|---|---|---|
| Average exchange rate (£/R) | **11.4050** | 11.5281 |
| Closing exchange rate at year-end (£/R) | **10.6437** | 11.7520 |
| R&R's contribution (£'m) | **208** | 179 |
| R&R's contribution (R'm) | **2 369** | 2 063 |
| Unfavourable currency impact (R'm) | **(26)** | (103) |

The contribution of the financial services interests to Remgro's headline earnings decreased by 31.5% from R1 674 million in 2005 to R1 147 million. With effect from 1 April 2005, Absa was reclassified as an "Asset held for sale" and was consequently no longer equity accounted. Dividends amounting to R123 million have been included in the headline earnings for the year under review, while Absa's contribution to headline earnings in 2005 was R509 million. The combined contribution of FirstRand and RMBH to Remgro's headline earnings amounted to R1 024 million (2005: R1 160 million). This decrease can be attributed mainly to the non-recurring BEE cost resulting from FirstRand's BEE transaction concluded during May 2005. Remgro's attributable share of this cost, including the indirect interest held through its 23.1% interest in RMBH, amounts to R289 million.

The contribution of the industrial interests increased by 4.7%. The good performances by Rainbow, Total South Africa and Distell were offset by lower results from Dorbyl, Medi-Clinic and Nampak. The results from both Dorbyl and Medi-Clinic for the year under review were negatively influenced by secondary taxation on companies (STC) payable on special dividends paid during the year. Remgro's share of the non-recurring BEE cost resulting from the BEE transactions of Medi-Clinic and Nampak amounted to R71 million, while R20 million was also accounted for with regard to the BEE transaction concluded by Distell during the year under review.

The contribution of the mining interests to headline earnings increased by 182.4%, mainly as a result of the special dividend paid by Implats during March 2006. Total dividends received from Implats during the year under review amounted to R277 million (2005: R70 million) and was accounted for in headline earnings. Trans Hex reported lower results and its contribution to headline earnings decreased to R10 million (2005: R31 million). The average rough diamond prices deteriorated in the second half of the year, the cost of diamonds sold was higher and the Angolan and marine operations did not meet their production targets.

## EARNINGS

Earnings per share, including capital profits realised with the sale of various investments, decreased by 0.9% to 1 697.6 cents. This decrease can be attributed mainly to the surplus accounted for during the 2005 year on the redemption by R&R of debentures, as well as unfavourable capital and non-recurring items of associated companies during the year under review.

## CASH EARNINGS

Attributable cash earnings (excluding the Group's share of net profits retained by associated companies), before impairments and capital and non-recurring items, increased by 48.4% from R3 282 million to R4 871 million, mainly as a result of an increase in dividends received from associated companies. The latter amounted to R3 478 million compared to R2 372 million in 2005. This substantial increase was due mainly to the special dividends received from Medi-Clinic and Dorbyl as well as Implats.

## REPURCHASE OF SHARES

During the year under review, a wholly owned subsidiary company of Remgro acquired a further 8 549 237 ordinary Remgro shares at an average price of R114.34 for a total amount of R977.5 million. Wholly owned subsidiary companies sold 37 691 443 shares, held in treasury, to Remgro Limited during March 2006. These shares were cancelled as issued shares by the latter. After this cancellation, 1 379 635 ordinary Remgro shares (0.3%) are held as treasury shares by a wholly owned subsidiary.

During the year under review, The Remgro Share Trust purchased 21 000 (2005: 660 018) ordinary Remgro shares at an average price of R134.46 (2005: R90.93) for a total amount of R2.8 million (2005: R60.0 million), while 1 308 790 shares were delivered to participants against payment of the subscription price.

## DIVIDENDS

Ordinary dividends of 361.00 cents per share were declared for the year, compared to 314.00 cents the previous year. This represents an increase of 15.0%. The dividend is covered 3.1 times by headline earnings (excluding BEE costs) and 2.8 times by cash earnings, against 3.2 times and 2.1 times respectively the previous year. Over and above the ordinary dividends, a special dividend of 400 cents per share was also declared which will be paid together with the ordinary dividends.

## INTRINSIC VALUE

The intrinsic net asset value of the Group includes valuations of all investments, incorporating subsidiary and associated companies, either at listed market value or, in the case of unlisted investments, at directors' valuation. The net assets of wholly owned non-investment subsidiary companies, consisting mainly of monetary items, are included at book value.

The following factors are taken into account in determining the directors' valuation of unlisted investments:

* Market value and earnings yield of similar listed shares, taking into account that the marketability of unlisted investments is limited and, in some cases, also the tradeability;
* Growth potential and risk;
* Underlying net asset value;
* Profit history; and
* Cash flow projections

The intrinsic net asset value at the end of March 2006 amounted to R157.59 per share. A schedule, setting out the calculation of the intrinsic net asset value per share on 31 March 2006 and 2005, is included at the end of the investment review.

The cash at the centre differs from the cash in the balance sheet. The latter comprises the following:

|  | 2006 R million | 2005 R million |
|---|---|---|
| Per balance sheet | 6 357 | 2 372 |
| Less: Cash from other operating subsidiaries | (562) | (1 278) |
| Cash at the centre | 5 795 | 1 094 |
| – Local | 4 066 | 782 |
| – Offshore | 1 729 | 312 |

Cash held by associated companies are not included.

The table below compares the relative performance of the Remgro intrinsic net asset value per share in relation to certain selected JSE indices. No account has been taken of dividends paid by Remgro.

|  | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|
| Intrinsic net asset value – |  |  |  |  |  |  |
| Rand per share | 157.59 | 119.97 | 100.36 | 77.23 | 89.50 | 64.32 |
| JSE – All share index | 20 352 | 13 299 | 10 693 | 7 680 | 11 015 | 8 094 |
| – Fin & Ind 30 index | 19 491 | 13 477 | 9 953 | 6 682 | 9 713 | 9 464 |
| – Financial 15 index | 7 616 | 5 258 | 3 782 | 2 744 | 3 415 | 3 758 |
| – Resource 20 index | 34 923 | 21 585 | 19 961 | 15 763 | 24 512 | 12 994 |
| Remgro share price | 135.00 | 93.80 | 72.00 | 51.45 | 63.00 | 47.00 |

| Relative performance | 1 year to 31 March 2006 (% year-on-year) | 5 years to 31 March 2006 (% comp p.a.) |
|---|---|---|
| Intrinsic net asset value | +31.4 | +19.6 |
| JSE – All share index | +53.0 | +20.2 |
| – Fin & Ind 30 index | +44.6 | +15.5 |
| – Financial 15 index | +44.9 | +15.2 |
| – Resource 20 index | +61.8 | +21.9 |
| Remgro share price | +43.9 | +23.5 |

The table below compares Remgro's internal rate of return (IRR) with that of certain selected JSE indices. For this purpose it has been assumed that dividends have been reinvested in either Remgro shares or in the particular index, depending on the case.

|  | IRR From 26 September 2000 to 31 March 2006 (% comp p.a.) |
|---|---|
| Remgro share | +30.7 |
| JSE – All share index | +22.1 |
| – Fin & Ind 30 index | +13.9 |
| – Financial 15 index | +17.9 |
| – Resource 20 index | +29.0 |

# GENERAL REPORT

*(Note: Only limited commentary is given for listed companies seeing that the information is generally available. The unlisted investments are treated in more detail.)*

## TOBACCO INTERESTS

CONTRIBUTION TO HEADLINE EARNINGS

|  | **2006**<br>**R million** | 2005<br>R million |
|---|---|---|
| R&R Holdings | **2 369** | 2 063 |

### R&R HOLDINGS

Remgro's interest in British American Tobacco Plc (BAT) is represented by its one-third holding of the ordinary shares and all of the "2005" participation securities, issued by R&R Holdings SA, Luxembourg (R&R). This gives Remgro an effective interest of 10.2% in BAT at 31 March 2006. The other two-thirds of the ordinary share capital of R&R is held by Compagnie Financière Richemont SA (Richemont).

During March 2006, Richemont redeemed a portion of its R&R debentures for cash amounting to £285 million. The funds available were part of the proceeds that R&R received in May 2004 upon the exercise by the holders of the warrants issued over the BAT preference shares that were previously held by R&R. Remgro elected not to redeem its pro rata portion of the debentures amounting to £142.5 million. Consequently, R&R issued new "2006" participation securities of nominal value to Remgro and Richemont in proportion to their shareholding. Dividends on these "2006" participation securities will cater for the effect that the disproportionate holding of debentures may have on the distribution by R&R of non-BAT income, which constitutes only a minor source of its income. This places Remgro in the position it would have been had Richemont not taken redemption of R&R debentures as described above. It therefore does not affect BAT dividends flowing to Remgro.

There was no change in the number of BAT shares held by R&R. However, due to the positive effect of BAT's continuing share buy-back programme, R&R's interest in BAT increased to 28.9% at 31 March 2006 (2005: 28.3%).

R&R's share of BAT's earnings for the twelve months to 31 March 2006 is based on BAT's results for the year ended 31 December 2005 plus the results for the quarter to 31 March 2006 less the results for the quarter to 31 March 2005. Remgro's share of R&R's headline earnings is shown in the table below.

|  | 2006 £ million | 2005 £ million |
|---|---|---|
| Attributable profit as reported by BAT: | | |
| – for the year ended 31 December 2005 | | |
| (2005: to 31 December 2004) | 1 771 | 2 829 |
| – less: for the quarter ended 31 March 2005 | | |
| (2005: to 31 March 2004) | (428) | (344) |
| – add: for the quarter ended 31 March 2006 | | |
| (2005: to 31 March 2005) | 452 | 428 |
| Adjustments: | | |
| – to eliminate capital and non-recurring items | 147 | (1 182) |
|  | 1 942 | 1 731 |
| – movement in present value of BAT preference shares and dividends | – | (8) |
| **Adjusted attributable profit of BAT for the twelve** | | |
| **months ended 31 March** | 1 942 | 1 723 |
| | | |
| R&R's share of the adjusted attributable profit of BAT: | | |
| – 28.56% to 28.89% (2005: 28.05% to 29.57%): | 558 | 489 |
| Movement in present value of BAT preference shares and dividends | – | 8 |
| R&R's non-BAT income | 29 | 37 |
| **R&R's adjusted headline earnings for the year ended 31 March** | 587 | 534 |
| | | |
| **Remgro's share thereof:** | | |
| – 35.46% of R&R's share of the adjusted attributable profit | 198 | 164 |
| of BAT (2005: 33.3% to 35.46%) | | |
| – 33.3% of R&R's non-BAT income | 10 | 15 |
|  | 208 | 179 |

|  | R million | R million |
|---|---|---|
| **Translated at an average £/R rate of 11.4050** | | |
| **(2005: 11.5281)** | 2 369 | 2 063 |

In BAT's financial year to 31 December 2005, its adjusted, diluted earnings per share, a good indicator of its underlying performance, grew by 17% to 89.34 pence per share, mainly due to the improved underlying operating performance and reduced net finance costs, the impact of the formation of Reynolds American, and the share buy-back programme.

In BAT's quarter to 31 March 2006, its adjusted diluted earnings per share grew by 14% as a result of the increase in the profit from operations, the improved contribution from associated companies and the benefit of the share buy-back programme, partially offset by higher taxation and minority interests.

The following commentary is based on BAT's annual report for the year ended 31 December 2005.

BAT cigarette sales volumes from subsidiaries decreased by 1% to 678 billion from the prior year due to the merger of BAT's US business with R.J. Reynolds to form Reynolds American as well as the sale of Etinera, an Italian distribution business. However, excluding the impact of these transactions, there was good organic volume growth from subsidiaries of 2%. The four global drive brands – Dunhill, Kent, Lucky Strike and Pall Mall – performed well with an overall growth of 9% on a 'like for like' basis. Associates' volumes increased from 167 billion to 232 billion and, with the inclusion of these, total BAT volumes would have been 910 billion (2004: 853 billion).

BAT's profit from operations was 36% lower at £2 420 million, mainly due to the impact in 2004 of a significant £1 389 million gain on the Reynolds American merger. Excluding the merger of its US business with R.J. Reynolds and the sale of Etinera, on a 'like for like' basis, BAT's profit from operations would have been 9% higher, or 5% at constant rates of exchange. This 'like for like' information provides a better understanding of the subsidiaries' trading results. The strong profit performance reflected higher profit in all regions, except America-Pacific.

In Europe, profit increased by £34 million to £784 million, with particularly strong growth from Russia and Germany. The integration of the Smoking Tobacco and Cigars business in 2005, other cost savings and the positive impact of the change in trade terms in Italy also contributed to the result. Excluding a net £30 million gain as a result of the sale of Etinera at the end of 2004, partly offset by the consequent change in terms of trade, profit on a 'like for like' basis would have increased by £64 million or 9%. Volumes were 2% higher at 244 billion, with growth in Russia, Romania and Poland, partly offset by declines in Italy, Germany, Switzerland and Ukraine.

In Asia-Pacific, profit rose by £36 million to £531 million as good performances in Australasia and Pakistan, a benefit in the first quarter from the timing of an excise payment in South Korea and good results from many of its other markets more than covered the reductions in Malaysia and Vietnam. Volumes at 137 billion were 4% higher, as strong increases in Pakistan and Bangladesh were partially offset by declines in South Korea, Vietnam and Malaysia.

In Latin-America, profit increased by £82 million to £530 million as good performances across the region reflected higher volumes and margins, further helped by stronger currencies in many of the markets. Volumes at 149 billion increased slightly as growth in many markets was partly offset by declines in Mexico and Argentina.

Profit in the Africa and Middle East region grew by £74 million to £434 million, mainly driven by South Africa and reduced losses from Turkey. Volumes grew by 5% to 103 billion, with strong growth from the Middle East markets and Turkey.

On a 'like for like' basis, the America-Pacific regional profit declined by £54 million to £436 million, with lower contributions from both Canada and Japan. Increased volumes in Japan were more than offset by a decrease in Canada leading to an overall decline of 2%. As the comparative period included in the US tobacco businesses (now merged with R.J. Reynolds and included in associates), the reported regional volumes were 34% lower at 45 billion, while the reported profit was £203 million down.

BAT's share of the post-tax results of its own associates increased by £266 million to £392 million, reflecting the inclusion of £244 million for Reynolds American following its formation in July 2004. On a pro forma US GAAP basis, as if the combination of the R.J. Reynolds domestic US tobacco business with Brown & Williamson had been completed on 1 January 2004, Reynolds American reported that operating profit for the year increased by 35% and net income rose by 29%. These results demonstrate the success of the business combination. The higher income principally reflected improved pricing and merger synergies.

# FINANCIAL SERVICES

CONTRIBUTION TO HEADLINE EARNINGS



| | 2006 R million | % | % Change | | | 2005 R million | % |
|---|---|---|---|---|---|---|---|
| | 531 | 46 | (15) | ■ | FirstRand | 626 | 37 |
| | 493 | 43 | (8) | ■ | RMBH | 534 | 32 |
| | 123 | 11 | (76) | ■ | Absa | 509 | 30 |
| | – | – | (100) | ■ | Sage Group & Sagecor | 5 | 1 |
| | 1 147 | 100 | (31) | | | 1 674 | 100 |

Both FirstRand Limited (FirstRand) and RMB Holdings Limited (RMBH) have June year-ends and their results for the twelve months ended 31 December have therefore been equity accounted.

## FirstRand

FirstRand's contribution to headline earnings excludes the indirect contribution of FirstRand through Remgro's interest in RMBH.

For the latest reported six months ended 31 December 2005, FirstRand's headline earnings increased by 17% to R3 930 million (2004: R3 351 million). These results were achieved in a favourable economic environment that provided strong organic growth opportunities, particularly for the FirstRand Banking Group, which produced headline earnings growth of 20%.

On 16 May 2005, FirstRand concluded a BEE transaction. As part of this transaction, FirstRand bought back approximately 416.2 million ordinary shares on a pro rata basis from all shareholders in the ratio of 7.6 ordinary shares for each 100 ordinary shares held. The price per ordinary share amounted to R12.28 and Remgro received R486.0 million. An after-tax capital gain of R123 million was realised.

## RMBH

For the six months ended 31 December 2005, 87.1% (2004: 90.6%) of RMBH's headline earnings was from FirstRand, while its other interests contributed 12.9% (2004: 9.4%).

RMBH's other interests include RMB Structured Insurance Limited, OUTsurance Limited and Glenrand M.I.B. Limited.

OUTsurance posted excellent results for the six months ended 31 December 2005. Net earned premium income exceeded R1.0 billion, reflecting a 25% increase due to strong organic growth in both personal lines and business lines, as well as continued efficiency gains. OUTsurance's headline earnings for the six-month period increased by 39%.

# GENERAL REPORT

## INDUSTRIAL INTERESTS

CONTRIBUTION TO HEADLINE EARNINGS



| | 2006 R million | % | % Change | | | 2005 R million | % |
|---|---|---|---|---|---|---|---|
| | 254 | 21 | 25 | ■ | TOTAL SA | 202 | 18 |
| | 250 | 21 | 87 | ■ | RAINBOW | 134 | 12 |
| | 159 | 13 | (40) | ■ | MEDI-CLINIC | 263 | 23 |
| | 146 | 12 | 39 | ■ | UBR | 105 | 9 |
| | 144 | 12 | 10 | ■ | DISTELL | 130 | 12 |
| | 77 | 7 | (40) | ■ | NAMPAK | 128 | 11 |
| | 64 | 5 | 16 | ■ | AIR PRODUCTS | 55 | 5 |
| | 61 | 5 | 25 | ■ | WISPECO | 49 | 4 |
| | 52 | 4 | 206 | ■ | TSB SUGAR | 17 | 2 |
| | (25) | – | (164) | ■ | DORBYL | 39 | 3 |
| | 2 | – | (64) | ■ | OTHER | 9 | 1 |
| | 1 184 | 100 | 5 | | | 1 131 | 100 |

### MEDI-CLINIC

Medi-Clinic Corporation Limited's (Medi-Clinic) turnover increased by 17% to R4 723 million (2005: R4 040 million), while headline earnings (excluding the STC charge and BEE share-based payment cost) increased by 10% to R553 million (2005: R503 million) for the year under review.

Bed capacity increased by approximately 327 beds to 6 727 due to the acquisition of new hospitals. Excluding the increase in bed capacity, turnover increased by 14%. Medi-Clinic experienced an increase in admissions and bed-days sold of 6.9% and 7.6% respectively, mainly as a result of an increase in medical cases.

Medi-Clinic recently announced its entry into agreements regarding the acquisition of a 49% interest in Emirates Healthcare Holdings Limited, giving it a stake in the largest private hospital in Dubai as well as in rights to develop two new hospitals in the new Dubai Healthcare City.

On 19 December 2005, Medi-Clinic implemented a BEE transaction. In terms of this transaction, Medi-Clinic's strategic black partners acquired approximately 14.9 million ordinary shares on a pro rata basis from all shareholders in the ratio of 4.25 ordinary shares for each 100 ordinary shares held. The price per ordinary share was R18.40. Consequently, Remgro received R139.5 million and its interest in Medi-Clinic diluted from 51.8% to 48.0%.

### UNILEVER BESTFOODS ROBERTSONS (HOLDINGS) LLC (UBR) – UNLISTED

The UBR venture covers the territories of Southern Africa and Israel and manufactures and markets an extensive range of food products. It enjoys market leadership in most of the major categories.

#### Israel

The general economic climate in Israel is improving although the political situation remains tense. The food-retailing sector remains in a price-sensitive mode, with the emphasis still on consumer prices. This impacts on manufacturers through adverse trade terms and increased spending on promotional activities.

Turnover for the twelve months ended 31 March 2006 increased by 1.3% compared to the previous period. This increase was supported by a 7.7% increase delivered by the professional market sector, while the retail business turnover decreased by 0.2%.

Gross margins decreased by 1.1% due to higher ingredient costs on chocolate and nut products. The logistics operations were simplified through the increased use of third party's transport and warehousing facilities, which in the transition period led to increased distribution costs. Margins strengthened in the final quarter of the period following a price increase (in line with major competitors) introduced to recover higher input costs.

Overhead cost increased in 2006 by R4 million due to the effect of amortising the new SAP company operating system and by a one-off cost of R4 million to write off the debt of the number 2 retail chain, which moved into bankruptcy during the year. The retail environment has been very challenging, with the larger customer chains struggling with business performance and cash flow.

*South Africa*
2005/06 was the first year of the implementation of the Path to Vitality 2010 strategy. Volume growth in retail was 7.1%, ahead of the strategic intent to step change volume growth from a historic 2.3% growth to a sustainable 5-6% volume growth. Growth came from all 10 brands and all categories (savoury, tea and margarine). Market shares are increasing across categories, especially good market share performance in regular soup, stock cubes, salad dressings, tea and margarine.

Turnover declined with R23.6 million due to brand disposals of *Bovril*, *Marmite*, *Holsum*, *Maizena* and *Crispa*. Underlying sales increased with 5.8% and 3.5% in retail and food solutions respectively. Increased earnings were offset by increased investment in advertising, brand activation, pricing realignment and greater investment in product quality.

Interest on shareholder loans decreased due to the partial repayment of loan capital, Remgro's portion being R171.6 million.

UBR's contribution to Remgro's headline earnings is made up as follows:

|  | 2006<br>R million | 2005<br>R million |
|---|---|---|
| Earnings before capital and non-recurring items | | |
| – South Africa | 108 | 91 |
| – Israel | 18 | 33 |
| | 126 | 124 |
| Less: Capital and non-recurring items charged against headline earnings | (1) | (49) |
| Headline earnings | 125 | 75 |
| Interest on shareholder's loan after taxation | 21 | 30 |
| Contribution to headline earnings | 146 | 105 |

## TOTAL SOUTH AFRICA – UNLISTED

Total South Africa (Proprietary) Limited (Total SA) again reported excellent results for the year to 31 December 2005 due to increased retail market share and improved margins.

The market share of main fuels stood at 14.6% at the end of 2005 (2004: 14.8%). While retail market share grew during 2005, Commercial & Specialities consolidated their operations and focused on customer profitability. As a result market share dropped. The company again maintained a high level of investment in its marketing activities during the year. Significant attention was given to safety, specifically as part of the overall Total Group's emphasis on health, safety, environment and quality matters.

Its results were also positively impacted on by the sustained increase in the fuel price due to the movement in the US dollar crude price and the value of the rand. This translated into gains in the value of inventory on hand and refining margins.

## Nampak

Nampak Limited's (Nampak) contribution to Remgro's headline earnings relates to its results for the twelve months to 31 March 2006.

Nampak recently reported an increase in headline earnings per share of 10.3% to 82.5 cents for the six months ended 31 March 2006. However, earnings declined by 21.1%. In the comparative period, earnings included capital profits on the sale of property.

Excluding Peters Papers, which was sold with effect from 1 March 2005, turnover increased by 4% due to good growth in the Nigerian operations. Sales in Europe increased due to substantially higher sales in the plastics business following the acquisition of two interfactory dairy operations early in 2005.

## Distell

Distell Group Limited's (Distell) contribution to Remgro's headline earnings relates to its twelve months ended 31 December 2005.

For the latest reported six-month period ended 31 December 2005, Distell's turnover grew by 11.2% to R3.7 billion on a sales volume increase of 5.9%. Sales volume in the domestic market increased by 4.8%. International sales volume, excluding Africa, grew by 22.0%, resulting in an increase of 16.3% in international turnover. Turnover derived from African countries increased by 9.2% on sales volume growth of 4.1%.

The increase of 21.0% in Distell's headline earnings for the six-month period to R360.1 million, excluding the BEE expense, was due to the increased turnover resulting from brand marketing and pricing strategies.

In October 2005, Distell entered into a BEE transaction. The cost of this transaction to Distell's shareholders amounted to R122.3 million of which R55.0 million is accounted for over an eight-year period. Remgro's share of the non-recurring BEE cost for the year ended March was R20 million.

## Tsb Sugar – Unlisted

Tsb Sugar RSA Limited (Tsb Sugar) is primarily involved in cane growing and the production, transport and marketing of refined and brown sugar and animal feed. The main area of operation is the Nkomazi region in the Mpumalanga Lowveld. Tsb Sugar's two sugar mills are situated near Malelane and Komatipoort. Sugar products are sold under the well-established Selati brand. The Selati brand enjoys market leadership in its target market (Gauteng, Mpumalanga, North West and Limpopo).

Better national climatic conditions increased the sugar industry's production by 12.5% in 2005/06. Due to the drought continuing during the first three quarters of the year, Tsb Sugar's production only increased by 8.7%. The higher crop, coupled with an increase in world sugar prices, had a positive effect on the financial performance of millers and growers throughout the industry.

A total of 3.737 million tons of cane was crushed this season (2005: 3.530 million tons), with a sugar production of 461 057 tons (2005: 422 868 tons) raw sugar at the two mills operated by Tsb Sugar. The cane to sugar ratio of 8.1 compares favourably to the South African sugar industry average of 8.4 and indicates good production efficiencies at both mills.

Tsb Sugar operates a refinery at the Malelane Mill complex. Raw sugar received from the company's sugar mills is refined for both the local and export markets. The refinery produced 329 689 tons (2005: 324 000 tons) of refined sugar during the year.

Its animal feed operation, Molatek, produces various products for the livestock feed market. The major raw materials used in the production process are by-products from the sugar production such as molasses and bagasse.

Tsb Sugar also invested in citrus via its 51% share in Golden Frontiers Citrus (GFC). GFC owns three citrus estates where grapefruit and oranges are cultivated, harvested and packed for the export market. The marketing of citrus is undertaken by Komati Fruits, a partnership between various citrus producers.

GFC exported 52 000 tons of grapefruit and 24 000 tons of oranges during the 2005 season. An export percentage of 70% (2005: 70%) was obtained by using best practices on cultivation, irrigation methods and management. Although GFC produced record crops in terms of quality and quantity, adverse marketing conditions in Japanese markets resulted in a headline loss amounting to R15 million for Tsb Sugar.

During the year the company also acquired a 27.0% shareholding in Royal Swazi Sugar Corporation, who owns and operates two sugar mills in Swaziland. Tsb Sugar also acquired an effective shareholding of 63.5 % in Mananga Sugar Packers, a sugar packaging and marketing company based in Swaziland that markets sugar under the First brand in Swaziland and in South Africa.

Turnover increased by 21% to R1 632 million and net profit increased by 26%. Although Tsb Sugar's group results were influenced negatively by the results of the Citrus division, the strengthening in world sugar prices contributed to headline earnings, which increased from R17.0 million to R52.2 million.

Tsb Sugar's headline earnings is made up as follows:

|  | **2006** | 2005 |
| --- | --- | --- |
|  | **R million** | R million |
| Sugar operations | **67.2** | 18.1 |
| Citrus operations | **(15.0)** | (1.1) |
|  | **52.2** | 17.0 |

Due to recent good rains, the irrigation water for cane production is secured for at least the next three years, and cane production should be at normal levels by 2008. Sugar production for the new year is expected to be at least at the same level as the 2006 financial year. The sugar export price increased significantly over the past year and with the added income from the investments in Mananga Sugar Packers and Royal Swazi Sugar Corporation, Tsb Sugar expects its results for the 2007 financial year to increase substantially.

## Rainbow

Rainbow Chicken Limited's (Rainbow) headline earnings increased by 89.7%, from R211.0 million to R400.3 million.

Rainbow's revenue increased by 1.8% and chicken revenue by 5.1%. Food inflation remained low, and Rainbow's average price realisation growth of 2% resulted from improved product mix, offset by lower contractual foodservice pricing. Overall chicken volumes increased by 3.1%, with encouraging growth in sales to targeted customers and brands, largely offset by the reduction of supply to reprocessors.

Epol is a critical element in Rainbow's overall cost chain. Its strategic priorities are cost-effective procurement, milling efficiency, the targeting of external business to ensure better capacity utilisation, and optimising feed specifications regarding Rainbow's Cobb breed to achieve the lowest cost bird. The feed industry remains under pressure due to overcapacity, with resultant pressure on margins. Consequently, a decision has been taken to close the Roodepoort mill and consolidate inland volumes from the Rustenburg and Pretoria mills.

Epol continues to recover external volumes lost as a result of the feed contamination issue.

The local chicken industry remains on high alert for Avian Influenza (AI). AI outbreaks have more recently been reported in Asia, Europe and in Africa as far south as Nigeria. Rainbow and the local industry at large, through the Southern African Poultry Association and in co-operation with the National Department of Agriculture, have focused on prevention through increased bio-security and stepped-up surveillance and monitoring of flock health.

Rainbow's strong performance is due to a number of strategic initiatives that have increased chicken volumes in targeted customer and branded products, and reduced volumes to non-strategic, unprofitable third parties. This resulted in improved customer and product mix. In addition, supply chain efficiencies were improved further, with Vector making a full year's contribution and the feed raw material strategy delivering lower feed input costs.

### Air Products – Unlisted

Air Products South Africa (Proprietary) Limited (Air Products) is the largest industrial manufacturer in Southern Africa of oxygen, nitrogen, argon, hydrogen and carbon dioxide. Products are supplied to the steel, chemical, petrol refining, pulp and paper industries as well as general fabrication and welding shops. The company also supplies gases to the resource minerals industry of platinum refining and copper and cobalt smelters.

The company focuses on cost-effective solutions in the supply of gases to major corporations through pipeline supply from major on-site plants, bulk liquid tankers as well as supplying smaller customers with a wide range of cylinders, minitanks and specialty gases directly or through an extensive distribution network.

The company has increased its market share in the packaged gas business through the leadership position established in the small liquid and minitank/maxitank product offering.

A new plant to supply oxygen and nitrogen to Impala Platinum Refineries is in the process of being commissioned.

Air Products has a September year-end. For the six-month period ended 31 March 2006, Air Products' turnover grew by 0.7% (2005: 11.6%) from R361.6 million to R364.2 million and its headline earnings by 0.9% (2005: 15.8%) from R62.3 million to R62.6 million.

### Dorbyl

Dorbyl Limited (Dorbyl) realised a significant after-tax profit amounting to R698 million on the disposal of Alpine Engineering Products Inc. (Alpine). Excluding the effect of the impairment of assets amounting to R55 million, and an abnormal R15 million provision on the shortfall in Dorbyl's pension fund, its turnover and operating profit from continuing operations, which consists mainly of Dorbyl Automotive Technologies (DAT), increased by 8% and 62% respectively.

Dorbyl's headline earnings per share, which excludes the profit on disposal of Alpine, decreased by 163% from a 280.7 cents headline earnings per share in 2005 to a 176.1 cents headline loss per share in 2006, due mainly to the STC charge on the special dividend of R26 per share declared in August 2005 following the disposal of Alpine.

## Wispeco – Unlisted

Wispeco Holdings Limited's (Wispeco) sales volumes increased by 16% during the year under review and turnover increased by 22%. Headline earnings increased from R50 million to R61 million.

These increases have resulted in most Wispeco plants operating at nearly full capacity. Plans to expand the capacities of the various plants were initiated in the last quarter of 2005. To support the Wispeco philosophy of quick delivery, the intensive expansion programme is now in full swing and commissioning of these plant expansions is expected during the winter of 2006, in time for the seasonal upswing starting in August each year.

The commissioning of the extrusion press in Parow was done in September 2005. As part of the above-mentioned expansion programme, the following will be included in the forthcoming year: a further extrusion press in Parow, a new extrusion press in KwaZulu-Natal, four automatic powder coating plants (two in Cape Town and a further two in Alrode), a fifty percent capacity increase in the Alrode anodising plant, acquisition of two Cape Town stockists (Almex and RF Metals) and substantial expansions to the Wispeco stockists in the three major centres, now trading under the Conways trade name.

Training programmes play an important role in the Wispeco expansion strategy and would typically include productivity and leadership programmes aimed at improvement at shop floor level, adult basic education and training programmes for factory workers, practical training programmes for aluminium fabricators (customers) and leadership for the unemployed (part of community support).

The on-site industry training programmes for aluminium fabricators, introduced in the previous year, are continuing to be highly successful and contribute largely to the increase in aluminium usage.

## MINING INTERESTS

CONTRIBUTION TO HEADLINE EARNINGS



| | 2006 R million | % | % Change | | | 2005 R million | % |
|---|---|---|---|---|---|---|---|
| Implats | 277 | 96 | 295 | | | 70 | 69 |
| Trans Hex | 10 | 4 | (67) | | | 31 | 30 |
| Gencor | 1 | – | – | | | 1 | 1 |
| | 288 | 100 | 182 | | | 102 | 100 |

## Trans Hex

Trans Hex Group Limited's (Trans Hex) reported lower results and its headline earnings per share decreased by 67%, from 86.2 cents to 28.2 cents.

The average price of rough diamonds deteriorated in the second half of the year, the cost of diamonds sold was higher and the Angolan and marine operations did not meet their production targets. These factors, combined with an after-tax impairment loss on assets amounting to R150 million, resulted in a loss per share of 114.5 cents (earnings per share 2005: 92.0 cents).

## IMPLATS

Remgro's interest in Implats is 5% and only dividend income has been brought into account.

## CORPORATE FINANCE AND OTHER INTERESTS

|  | 2006 R million | 2005 R million |
| --- | --- | --- |
| Central treasury | 146 | 98 |
| Net corporate costs | (56) | (76) |
| Other interests | 6 | 6 |
|  | 96 | 28 |

### CORPORATE

The central treasury division's contribution to Remgro's headline earnings increased from R98 million to R146 million. This was mainly the result of interest earned on increased cash balances during the year under review.

Net after-tax corporate costs above, which include salaries, donations and the cost of the share incentive scheme, decreased by R20 million, from R76 million in 2005 to R56 million in 2006. This was mainly the result of the lower share scheme and administrative costs.

### ACKNOWLEDGEMENT

It was with sadness and a feeling of great loss that the Board of Remgro received the news of the passing away of Mr Eric Molobi, a non-executive director of the Company for many years, on 4 June 2006.

Mr Molobi will be remembered as an experienced businessman and leader of people. His invaluable advice and insight into the economic and developmental issues of our country will be sorely missed. We were privileged to benefit from his wisdom.

The Remgro Board wishes to pay tribute to a South African who always walked tall and dedicated his life and his career to the upliftment and empowerment of his fellow-countrymen. We honour his memory and convey our deepest condolences to his next of kin.

To all of those who contributed to the performance of the Group over the past year, we extend our sincere thanks: to the shareholders for their continued confidence; the managing directors and all colleagues in the various Group companies for their co-operation and support; all other directors, officials and employees for their dedication and all parties concerned for services rendered.

Johann Rupert

Thys Visser

Stellenbosch
22 June 2006

| | Notes | Shares held million | Stock exchange closing price | £ million | Exchange rate | 31 March 2006 R million | 31 March 2005 R million |
|---|---|---|---|---|---|---|---|
| **Tobacco interest** | | | | | | | |
| R&R Holdings | | | | 3 200.5 | 10.6437 | 34 065 | 26 276 |
| – BAT ordinary shares | 1 | 214.3 | 1 394 | 2 987.3 | | | |
| – Cash and dividends receivable | | | | 213.6 | | | |
| – Other net assets | | | | (0.4) | | | |
| **Financial services** | | | | | | | |
| FirstRand | | 481.1 | 2 000 | | | 9 623 | 6 941 |
| RMB Holdings | | 274.1 | 2 915 | | | 7 990 | 5 874 |
| Absa Group | | – | – | | | – | 4 629 |
| Sage Group | | – | – | | | – | 120 |
| Sagecor | | – | – | | | 1 | 26 |
| **Industrial interests** | | | | | | | |
| Medi-Clinic Corporation | | 171.0 | 2 065 | | | 3 531 | 2 732 |
| Unilever Bestfoods Robertsons | | | | | | 1 984 | 1 711 |
| Distell Group | | 58.7 | 3 600 | | | 2 112 | 1 405 |
| Nampak | | 78.1 | 1 675 | | | 1 308 | 1 371 |
| Total South Africa | | | | | | 1 889 | 1 187 |
| Rainbow Chicken | | 172.8 | 950 | | | 1 642 | 1 124 |
| Tsb Sugar | | | | | | 1 260 | 1 028 |
| Air Products South Africa | | | | | | 801 | 606 |
| Dorbyl | | 14.1 | 1 362 | | | 191 | 422 |
| Wispeco | | | | | | 441 | 304 |
| Kagiso Trust Investments | | | | | | 710 | – |
| Caxton | | 7.8 | 1 500 | | | 117 | 89 |
| **Mining interests** | | | | | | | |
| Implats | | 3.3 | 116 500 | | | 3 886 | 1 751 |
| Trans Hex Group | | 30.2 | 1 201 | | | 363 | 529 |
| Gencor | | 38.0 | 20 | | | 8 | 6 |
| **Other** | | | | | | | |
| Sundry investments and loans | | | | | | 116 | 72 |
| Deferred taxation asset/(liability) | | | | | | (417) | (107) |
| Other net assets/(liabilities) | | | | | | (100) | 390 |
| **Cash at the centre** | | | | | | | |
| – Local | 2 | | | | | 4 066 | 782 |
| – Offshore | 2 | | | 162.4 | 10.6437 | 1 729 | 312 |
| **Intrinsic net asset value** | | | | | | 77 316 | 59 580 |
| **Potential CGT liability** | 3 | | | | | (1 699) | (1 141) |
| **Intrinsic net asset value after tax** | | | | | | 75 617 | 58 439 |
| Issued shares after deduction of shares repurchased and the shares in The Remgro Share Trust (million) | | | | | | 479.8 | 487.1 |
| **Intrinsic value per share** | | | | | | R157.59 | R119.97 |

**Notes**

1. This represents Remgro's effective interest of 10.2% in BAT Plc.
2. Cash at the centre excludes cash held by subsidiaries and associated companies that are separately valued above.
3. The potential capital gains tax (CGT) liability, which is unaudited, is calculated on the specific identification method using the most favourable calculation for investments acquired before 1 October 2001 and also taking into account the corporate relief provisions. Deferred CGT on investments available-for-sale (Implats and Caxton) is included in "Other" above.
4. The listed investments are valued at stock exchange prices and unlisted investments at directors' valuation.

# CORPORATE GOVERNANCE

Remgro endorses and is fully committed to compliance with the principles of the King II Report's Code of Corporate Practices and Conduct. All the Company's listed subsidiaries and associated companies endorse the Code of Corporate Practices and Conduct where applicable.

The Company is an investment holding company. Reference to "the Company" may also denote the Company and its wholly owned subsidiaries. Each entity in which the Company is invested has its own governance structures. In giving effect to its risk management responsibilities, Remgro has also approved the maintenance of a broader risk management review programme to ensure a coherent governance approach throughout the Group.

The Remgro Board advocates sound governance practices by all entities the Company is invested in. Effective corporate governance forms part of Remgro's investment assessment criteria. It is monitored by Remgro's non-executive representation on those boards.

In setting the parameters for this report, guidance was taken from the Global Reporting Initiative (GRI) Boundary Protocol. Disclosure is limited to those entities that could generate significant impact to the Company's sustainability performance and where it exercises control over the financial and operating policies of such entities, save where those entities disclose the relevant information in their own publicised annual reports.

The following are the notable aspects of the Company's corporate governance.

## BOARD CHARTER

The Board has adopted a formal charter which has been implemented to:

* identify, define and record the responsibilities, functions and composition of the Board, and
* serve as a reference to new directors.

The charter has been endorsed by all directors of Remgro Limited and is available for inspection at the registered address.

The Board, having reflected on the following, is satisfied that, for the year under review, the required actions contained in the charter were executed satisfactorily.

## COMPOSITION OF THE BOARD

Remgro has a fully functional Board that leads and controls the Group. On 31 March 2006, the Board consisted of five executive and ten non-executive directors of whom six are independent.

The roles of the chairman and the chief executive officer are separated. The chairman is a non-executive director but is not independent.

Board members are listed on pages 10 and 11.

## ROLE AND RESPONSIBILITIES

The Board is ultimately responsible for the strategic direction, risk appetite, performance and affairs of the Company. In directing the Group, the Board exercises leadership, integrity and judgement based on fairness, accountability, responsibility and transparency so as to achieve continuing prosperity for the Group.

After approving operational and investment plans and strategies, the Board empowers executive management to implement these and to provide timely, accurate and relevant feedback on progress made.

The Board remains accountable for the overall success of the approved strategies, based on values, objectives and stakeholder requirements, and for the process and policy to ensure the integrity of risk management and internal controls. The Board is the focal point of the Group's corporate governance and is also responsible for ensuring that it complies with all relevant laws, regulations and codes of best business practices.

The Board is responsible for monitoring the operational and investment performance of the Group including financial and non-financial aspects. It is also responsible for ensuring that procedures and practices are in place which will protect the Company's assets and reputation.

The Board has established the following subcommittees to assist it in discharging its duties and responsibilities:

-  **The Remuneration and Nomination Committee**, consisting of four non-executive directors, advises the Board on the remuneration and terms of employment of all directors and members of senior management and is responsible for succession planning. Additionally, it annually participates in evaluating directors. The committee is also responsible for nominating directors. Directors do not have long-term contracts or exceptional benefits associated with the termination of services. The chairman of the Board is chairman of this committee. The chief executive officer attends meetings by invitation.

   The committee has a formal mandate and its effectiveness is evaluated by the Board in terms thereof.

-  **The Audit and Risk Committee**, consisting of three non-executive directors and one executive director, reviews the adequacy and effectiveness of the following: the financial reporting process; the system of internal control; the management of financial, investment, technological and operating risks; risk funding; the internal and external audit processes; the Company's process for monitoring compliance with laws and regulations; its own code of business conduct; and procedures implemented to safeguard the Company's assets. An independent non-executive director is chairman of the committee.

   The committee has a formal mandate and its effectiveness is evaluated by the Board in terms thereof.

-  **The Executive Committee**, consisting of all five executive directors, meets regularly between Board meetings to deal with issues delegated by the Board.

The Board is responsible for the appointment and induction of new directors. Non-executive directors are selected for their broader knowledge and experience and are expected to contribute effectively to decision-making and the formulation of strategies and policy.

Executive directors contribute their insight of day-to-day operations enabling the Board to identify goals, provide direction and determine the feasibility of the strategies proposed. These directors are generally responsible for taking and implementing all operational decisions.

## MEETINGS AND QUORUM

The articles of association requires three directors to form a quorum for Board meetings. A majority of members, preferably with significant representation of the non-executive directors, are required to attend all committee meetings.

The Board meets at least six times a year. The Audit and Risk Committee meets at least four times a year, and the Remuneration and Nomination Committee meets at least once a year.

# CORPORATE GOVERNANCE

## MATERIALITY AND APPROVAL FRAMEWORK

Issues of a material or strategic nature, which can impact on the reputation of the Company, are referred to the Board. Other issues, as mandated by the Board, are dealt with at senior management level.

The minutes of all the committee meetings are circulated to the members of the Board. Issues that require the Board's attention or a Board resolution, are highlighted and included as agenda items for the next Board meeting.

## REMUNERATION PRINCIPLES

The Company's policy that guides the remuneration of all directors and senior management is aimed at:

- Retaining the services of existing directors and senior management
- Attracting potential directors and senior managers
- Providing directors and senior management with remuneration that is fair and just
- Ensuring that no discrimination occurs
- Recognising and encouraging exceptional and value-added performance

In accordance with these objectives, the Remuneration and Nomination Committee annually reviews and evaluates the contribution of each director and member of senior management and determines their annual salary adjustments. For this purpose it also considers salary surveys compiled by independent organisations.

## DUTIES OF DIRECTORS

The Companies Act places certain duties on directors and determines that they should apply the necessary care and skill in fulfilling their duties. To ensure that this is achieved, best practice principles, as contained in the King II Report on Corporate Governance for South Africa, are applied.

The Board is also responsible for formulating the Company's communication policy and ensuring that spokespersons adhere to it. This responsibility includes clear, transparent, balanced and truthful communication to shareholders and relevant stakeholders.

After evaluating in terms of their respective charters, the directors are of the opinion that the Board and the subcommittees have discharged all their responsibilities.

## CONFLICTS

Mechanisms are in place to recognise, respond to and manage any potential conflicts of interest. Directors sign, at least once a year, a declaration stating that they are not aware of any conflicts of interest that may exist due to their interest in, or association with, any other company. In addition, directors disclose interests in contracts that are of significance to the Company's business and do not participate in the voting process of these matters.

All information acquired by directors in the performance of their duties, which is not disclosed publicly, is treated as confidential. Directors may not use, or appear to use, such information for personal advantage or for the advantage of third parties.

All directors of the Company are required to comply with the Remgro Code of Conduct and the requirements of the JSE Limited (JSE) regarding inside information, transactions and disclosure of transactions.

## COMPANY SECRETARY AND PROFESSIONAL ADVICE

All directors are entitled to seek independent professional advice concerning the affairs of the Group, at the Company's expense.

All directors have unlimited access to the services of the company secretary, who is responsible to the Board for ensuring that proper corporate governance principles are adhered to. Board orientation or training is done when appropriate.

## GOING CONCERN

At least once a year the Board considers the going concern status of the Group with reference to the following:

+ Net available funds and the liquidity thereof
+ The Group's residual risk profile
+ World economic events
+ The following year's strategic business plan, budgets and cash flow models
+ The Group's current financial position

## SERVICE COMPANY

An agreement was concluded with a service company, M&I Management Services (Proprietary) Limited (M&I), to render management and support services to Remgro. The shareholders of M&I are employees of M&I who own all the issued ordinary shares. No dividends have been declared. Rembrandt Trust (Proprietary) Limited owns all the A ordinary shares of M&I. The A ordinary shares have voting rights only and no rights to the income or assets of M&I.

Remgro pays fees to M&I which cover the overhead costs of the management of Remgro. These fees will not exceed 0.463% per year of the market capitalisation of Remgro, calculated on a monthly average basis. This percentage may not be exceeded without the approval of 75% of all classes of shareholders of Remgro. The fees for the past year are disclosed in note 17 to the annual financial statements.

## RISK MANAGEMENT AND INTERNAL CONTROL

In determining strategic goals, the Board of Directors has ensured its understanding of all the risks accepted in the Company's investment portfolio with a view to maximising sustainable profits and growth. These risks are continuously measured against the risk appetite determined by the Board.

The categories of risk identified can be broadly classified as follows:

+ **Performance risk** relates to those risks managed by the Board and include strategic risk, opportunity risk, reputation risk, liquidity risk, and also risks relating to corporate governance, social responsibility and stakeholder relations.

+ **Investment risk** inherent to existing investments. The Board has delegated the responsibility for investment risk management to the boards of the various investment companies. The Remgro Board monitors that these delegated responsibilities are effectively executed by appointing its own members in non-executive capacities on those boards.

+ **Operational risk** includes operational effectiveness and efficiency, safeguarding of assets, compliance with relevant laws and regulations, reliability of reporting, effective operational risk management, human resource risk, technology risks, business continuity and risk funding.

# CORPORATE GOVERNANCE

The Board has documented and implemented a comprehensive risk management system, which incorporates continuous risk assessment, evaluation, and internal control embedment.

The Enterprise-wide Risk Management system applicable to the Company is as follows:

- **Group risk analysis**
  The purpose of the Group risk analysis is to reconfirm and update the Group's consolidated risk profile. This ensures that the residual risk profiles by investment, and in total, remain within the risk tolerances set by the Board and that new emerging risks are identified and responded to in time.

- **Activity risk analysis**
  The activity risk assessment further refines the Company's risk assessment at key activity level relevant to the achieving of objectives and ensures that risk management initiatives are duly prioritised and resourced appropriately.

- **Operational risk management**
  The Board influences the control environment by setting ethical values and organisational culture while ensuring that management styles, delegated authorities, business plans and management competency are appropriate, effective and efficient.

  Operational risks are managed mainly by means of internal control. This is a process designed to provide reasonable assurance regarding the achievement of organisational objectives and to reduce the possibility of loss or misstatement to within accepted levels. The effectiveness of risk management is measured by the level of reduction of the Company's cost of risk.

  Risk management principles along with internal controls are embedded into the daily activities of the Company. An automated risk management tool, Risk Minimiser®, supports this process and delivers self-assessment functionality to line managers by translating controls, benchmarked and linked to key performance indicators, into daily activity lists. The system supports the values of transparency, mutual respect and accountability. Key outputs from the system include:

  - Assurance regarding compliance with key controls
  - Exception reporting regarding control deviations
  - Real-time risk profiles based on validated data
  - Cost of risk and incident monitoring
  - Electronic distribution of all relevant policies, procedures, laws and practices from centrally updated databases
  - Automated communication and monitoring of control enhancement activities

  Management structures have been established to focus on certain key risk activities, including safety, health, environment, asset protection, tax and risk funding.

- **Treasury**
  Given the nature and its extent, control of treasury risk is regarded as important. The Group uses the central treasury department of M&I, whose responsibility it is to manage the risks associated with rates of return, compliance, liquidity as well as investment, financing and foreign exchange transactions in accordance with a written mandate.

A treasury committee, constituted of nominated members of the Risk and Audit Committee and senior management, is responsible for determining policy and procedures as well as clearly defined levels of competency and gives regular feedback to the Board. The treasury policy also ensures that the return on cash reserves is optimised taking cognisance of investment and credit risk and the Group's liquidity requirements.

* **Risk funding**
  Risk funding is viewed as a cost of capital activity aimed at reducing the Company's residual exposures to risk with potential catastrophic impacts or risks which cannot be managed cost beneficially.

* **Integrated assurance**
  The Board does not only rely on the adequacy of the control embedment process but regularly receives and considers reports on the effectiveness of risk management activities. The Audit and Risk Committee ensures that the assurance functions of management as well as internal and external audit are sufficiently integrated.

  The various assurance providers to the Board comprise the following:

  * The Executive Committee and senior management consider the Company's risk strategy and policy along with the effectiveness and efficiency thereof.

  * The Audit and Risk Committee considers the adequacy of risk management strategies, systems of internal control, risk profiles, legal compliance, internal and external audit reports and also reviews the independence of the auditors, the extent and nature of their engagements, coverage and findings. This committee also reviews the level of disclosure in the annual reports and the appropriateness of policies adopted by management, the ethics register and other loss incidents reported. The Board reviews the functionality of the audit and risk committee against its charter.

    *INTERNAL AUDIT*
    The Company has an internal audit function, which has been outsourced to M&I's Risk Management and Internal Audit department. It is an effective independent appraisal function and employs a risk-based audit approach, formally defined in accordance with the Institute of Internal Auditors' (IIA) definition of internal auditing and documented in a charter approved by the Board. The head of this department has direct access to the chairman of the Audit and Risk Committee as well as to the chairman of the Group.

    *EXTERNAL AUDIT*
    The Company's external auditors attend all Audit and Risk Committee meetings and have direct access to the chairman of the Audit and Risk Committee. Their audit coverage is adequately integrated with the Internal Audit functions without their scope being restricted.

    Other services provided by the auditing firm mainly relate to tax matters and are effected by a department independent to the audit partners. Independence is further assured by terms of appointment.

# CORPORATE GOVERNANCE

The Audit and Risk Committee has reviewed the risk management programmes and systems of internal control of the Company and its dependent wholly owned subsidiaries for the financial year to 31 March 2006. In this regard Tsb Sugar and Wispeco are considered to be independent. The directors are of the opinion that, based on inquiries made and the reports from the internal and external auditors, the risk management programmes and systems of internal control were effective for the period under review.

The Audit and Risk Committee has also satisfied itself that there are effective audit committees functioning at the Company's independent subsidiaries and associated companies.

## DEALINGS IN SECURITIES

In accordance with the Listings Requirements of the JSE, the Company has adopted a code of conduct for insider trading. During the closed period directors and designated employees are prohibited from dealing in the Company's securities. Directors and designated employees may only deal in the Company's securities outside the closed period, with the authorisation of the chairman or the managing director. The closed period lasts from the end of a financial reporting period until the publication of financial results for that period. Additional closed periods may be declared from time to time if circumstances warrant it.

## JSE SRI INDEX

Remgro, as part of its Corporate Governance Accreditation process, chose to participate in the JSE SRI index. Since its inception, Remgro has qualified in terms of the specified accreditation criteria. The Board is proud of the Group's achievement in this year's assessment, Remgro being ranked under the top three companies participating in the "low environment impact" category.

## ATTENDANCE AT MEETINGS

|  | Directorate | Executive Committee | Audit and Risk Committee | Remuneration and Nomination Committee |
|---|---|---|---|---|
| **Number of meetings held** | 6 | 7 | 6 | 1 |
|  |  |  |  |  |
| **Attendance by directors** |  |  |  |  |
| J P Rupert | 5 |  |  | – |
| M H Visser | 6 | 7 |  |  |
| P E Beyers | 4 |  |  |  |
| W E Bührmann | 6 | 7 |  |  |
| G D de Jager | 6 |  |  |  |
| J W Dreyer | 6 |  |  |  |
| D M Falck | 6 | 6 | 6 |  |
| P K Harris | 6 |  |  | 1 |
| E de la H Hertzog | 6 |  |  |  |
| E Molobi | 2 |  |  |  |
| J F Mouton | 6 |  | 6 | 1 |
| J A Preller | 5 | 7 |  |  |
| D Prins | 6 |  | 6 |  |
| F Robertson | 6 |  | 5 | 1 |
| T van Wyk | 6 | 7 |  |  |

# SUSTAINABILITY REPORT

As Remgro is an investment holding company, disclosure regarding sustainability is limited to that of the Company and its wholly owned subsidiaries, including Wispeco and Tsb Sugar. Social and sustainability reporting for listed investees and private associate companies is contained in the annual reports of those entities.

The main aspects to report on are as follows:

## STAKEHOLDER RELATIONS

The following are recognised as stakeholders in the Company:

- Shareholders and lenders as providers of capital
- The State as policy maker and regulator
- The investment community as interested party
- The community, through the creation of employment, and part benefactor of taxes paid by profitable organisations and as a recipient of social contributions

The Board regularly reviews its strategies against the requirements of the stakeholders to ensure balanced long-term growth and the viability of the Company and the environment in which it operates.

## GROUP ETHICS

Dr Anton Rupert, founder of the Group, which today includes Remgro Limited, more than 40 years ago drew up guidelines for doing business successfully. These guidelines developed into what is today Remgro's value system. The Company believes that these values incorporate the spirit in which it strives to be a good corporate citizen. It furthermore believes that ethical behaviour stems from the value system, as communicated and demonstrated by the Board of Directors.

Remgro's commitment to ethical behaviour is contained in the following documents:

- Code of ethics
- Gift policy
- Internet policy
- Disciplinary code

## SAFETY AND ENVIRONMENT

The Company has a duly constituted safety and health committee, as required by the Occupational Health and Safety Act. This committee assists the Board in ensuring that the Company provides and maintains a safe and healthy risk-free environment for staff and visitors by identifying risks and ensuring that controls designed to mitigate these risks are effective and complied with.

Most of the Company's core activities are regarded as having a low impact on the environment.

The Company benchmarks its current environmental practices against the criteria stipulated in the Global Reporting Initiative™ (GRI) Framework. These include:

- Materials
- Energy
- Water
- Biodiversity
- Emissions, effluents and waste
- Suppliers
- Products and services
- Compliance
- Transport

Where deemed appropriate, usage and impact are being quantified and measured against best practices. Where appropriate, compliance with safety, health and environmental systems are measured against formal standard systems such as ISO and subject to independent review. Independent boards monitor capital projects aimed at reducing environmental usage while increasing biodegradable recycling.

Tsb Sugar has set itself performance measures to minimise its limit impact. Bagasse, a by-product of the sugar production process, is utilised to generate electricity. Approximately 60% of Tsb Sugar's electricity needs are generated from bagasse. Surplus electricity is supplied into the Eskom national network.

## HIV/AIDS POLICY

During February 2003, the GRI published a resource document to serve as a reporting guidance for HIV/Aids. Because the GRI chose South Africa as the development area for this resource document, which will eventually become a technical protocol, Remgro uses this document as its reporting standard.

From an investment holding company perspective, the risk of HIV/Aids comprises two elements, namely:

### Group risk

Given the potential impact of HIV/Aids on the markets, on human capital cost of employment and on the operational processes of the various businesses invested in, this risk is managed within the governance structures of the various companies.

The progress of these policies and strategies is monitored against best practice standards.

### Company risk

Remgro and M&I have a formal HIV/Aids policy and are committed to manage the pandemic, and the business risks associated with it, actively. The policy makes provision, inter alia, for the following:

* Compliance with all legal requirements as far as HIV/Aids is concerned
* No discrimination against employees or potential employees based on their HIV status
* Strict confidential treatment of information on the HIV status of employees
* General measures to prevent accidental infection

Remedi Medical Aid Scheme, of which most of M&I's staff are members, has a management plan for HIV/Aids in which employees can choose to participate.

## EMPLOYEES

Summary of employees of the operating subsidiaries

|  | 2006 | 2005 |
|---|---|---|
| Medi-Clinic Corporation* | – | 11 635 |
| Rainbow Chicken | 6 686 | 6 375 |
| Wispeco | 888 | 768 |
| Tsb Sugar (excluding contract workers) | 2 308 | 2 400 |
| Other | 10 | 11 |
|  | 9 892 | 21 189 |
| M&I** | 188 | 195 |
|  | 10 080 | 21 384 |

\*   Medi-Clinic was consolidated for nine months only and is accounted for as an associated company from 1 January 2006.

\*\* The employees of M&I, the service company of the Group, are included above.

The boards of directors of the individual operating subsidiaries are responsible for their own strategies regarding employment equity, HIV/Aids programmes, training and other personnel matters. Further analyses in categories are therefore not given here.

## PANDEMICS

As part of its awareness of community risk, the Group monitors pandemic risks, such as bird flu, and will take appropriate steps as and when required.

## EMPLOYMENT EQUITY

M&I, the service company, strives, in accordance with the Employment Equity Act, to afford all staff the opportunity to realise their full potential.

M&I's management and personnel are continuously involved in determining training and development needs and in implementing and monitoring a labour plan. Special attention is given to those groups which, because of historic reasons, may be in a disadvantaged position.

In accordance with the requirements of the Employment Equity Act, M&I annually submits a labour plan to the Department of Labour.

Because of the nature of its operations, inter alia to provide core services to Remgro, M&I's work force is characterised by the following:

+ A high level of expertise within the top structure of the organisation and in various specialised divisions
+ A young employee profile, especially with regard to management
+ A low turnover rate of staff and, consequently, limited opportunities for new appointments

M&I believes that the quality of its staff is an important sustainable competitive advantage. Therefore it believes that its success does not lie in the uniformity of its staff, but in the diversity and development of their collective talents. For these, space and opportunity will always be created.

Human resource policies and procedures also address the issues of non-discrimination, child labour, disciplinary practices, human rights, etc.

## BEE – BLACK ECONOMIC EMPOWERMENT

The Board believes that BEE is a social, political and economic imperative and we therefore support the Company's subsidiaries and associated companies' initiatives to give impetus to the BEE process in their industries. Although the ideal is to support people to realise their full potential, special focus is needed on those who, for historical reasons, have lagged behind. The aim is to enable them to compete on merit in the market. We look forward to the day when all South Africans, especially our children, can fully participate in our economy on a non-racial and equal basis.

# SUSTAINABILITY REPORT

## SOCIAL INVESTMENT

Corporate citizenship, namely the commitment of business to contribute to sustainable economic development, endorses the principle that no business exists in isolation but is undeniably part of the environment in which operations take place. In its relations with all stakeholders (clients, personnel and the community), Remgro strives to be a value partner.

Donations to deserving institutions are usually made over specific terms and are not spread over such a broad area that the extent and effect become negligible. During the past year, the Company has, among others, been involved in the following projects and institutions:

### Entrepreneurship and training

Some years ago Remgro contributed to a loan to the Peace Parks Foundation (PPF) to be used for the activities of the *SA College for Tourism* in Graaff-Reinet and the *Southern African Wildlife College* near the border of the Kruger National Park. Both colleges are involved in practical training and job creation.

**SA College for Tourism** – had another successful year in 2005 when 29 women from ten Southern African countries graduated from this college in Graaff-Reinet, where especially young black women from previously disadvantaged communities are trained for careers in the hospitality industry. The Queen of Lesotho, in her keynote address at the graduation ceremony, said the College was the only training centre in the subregion dedicated to training African women in management skills for the guest house/lodge industry. She also referred to the important role played by this industry in alleviating poverty.

Besides subjects that are practically orientated, students gain excellent experience during their study year through banquets, conferences and other functions presented by the Panorama Guest House in Graaff-Reinet. Their services are also generally in demand and this facilitates a close bond with the local community.

**Southern African Wildlife College** – near Hoedspruit in Mpumalanga provides unique opportunities for students from various countries, cultures and backgrounds to share ideas on the management and sustainable utilisation of resources in the subregion. Transfrontier conservation areas remain the primary focus of the College and the curriculum as well as the training approach takes the specific needs of these areas into account.

At last year's promotion ceremony in October, 42 students from Malawi, Mozambique, South Africa, Swaziland, Uganda, Zambia and Zimbabwe received certificates and diplomas. Evident was the fellowship that evolved among them. As the students are already employed in the region's wildlife sector, their tenure at the College strengthens cross-border relations and facilitates negotiations once they return to work in their respective countries.

**SciMathUS** – is a post-matric programme presented by the Institute for Mathematics and Science Teaching at the University of Stellenbosch for talented students from disadvantaged communities to improve their matric results in mathematics, science and accountancy in order to gain access to tertiary education.

At present the programme is in its sixth year and plays an important role in reducing the enormous shortfall of black graduates in the natural, applied and economic and management sciences. Serious challenges faced include the lack of basic skills for studying, reading and writing. Furthermore, many students come from extremely poor and violent backgrounds and must also learn to cope with the pressures of academic life.

The programme focuses mainly on higher grade mathematics, physical science and accountancy as well as life skills, computer literacy, engineering drawing and statistics. In 2005 all 62 students who wrote the National Senior Certificate Examination gained access to tertiary education. This year 75 students have joined the programme.

**Paul Roos Academy** – is an imaginative project which aims at identifying leadership talent in disadvantaged schools, and, through additional teaching during schools holidays, assists these children to realise their full potential. In 2005 some 204 learners received tuition at the Academy. Among them were 16 sponsored by farmers from Grabouw, Vyeboom, Villiersdorp and Saron.

During school holidays the learners are not confined merely to academic tasks, but are also exposed to sport and other educational activities. Valuable support is received from the Memory Institute and the Creative Education Foundation, the latter being represented by six Americans who participate on a voluntary basis.

**Rally to Read** – this literacy programme is in its ninth year and since its inception more than R17.0 million has been invested in quality education. When it started in 1998, 25 off-road vehicles delivered books worth R100 000 to 13 schools in KwaZulu-Natal. This year, books valued at R2.5 million were delivered by 420 vehicles in eight provinces to some of the country's poorest schools. Remgro has been a sponsor of the programme since 2003.

**Equip** – is a programme of the National Business Initiative (NBI) aimed at improving through private sector partnerships the quality of education and school management systems. It started in 1995 in an attempt to address the poor quality of education in many South African schools. Remgro joined the programme in 2005 as sponsor and is currently involved in a cluster of five disadvantaged schools, comprising 4 000 learners and some 140 teachers, in the Stellenbosch area. Country-wide the Equip programme has already reached more than 2.5 million learners.

Equip aims at developing capacity for leadership, management and governance in schools, at enhancing the implementation of relevant school development plans and at facilitating a participatory and sustainable approach to teacher development and learner outcomes, especially in mathematics, science, technology and English.

**Khanya** – Remgro has committed itself over two years to contribute to this computer literacy project of the Western Cape Education Department which will enable a thousand "super" teachers to obtain widely recognised international certification.

The e-Citizen/Khanya project aims at ensuring that every educator employed by the Western Cape Education Department is computer literate by 2008, so that they can use the available technology effectively in the classroom. By empowering teachers in such a way, a multiplying effect is achieved which can be regarded as an excellent investment in the future and quality of education in the Western Cape.

**Tsb Sugar Incubator School** – Tsb Sugar supports various social investment initiatives in the Nkomazi local area of South Africa's Mpumalanga province. These include a Maths and Science Incubator, which involves the provision of supplementary lessons in maths, science and English to over 150 learners from underprivileged schools in grades 10, 11 and 12.

Tsb Sugar's social investment support to over 1 300 small and medium-scale farmers has been widely acknowledged as a model for the sugar industry in South Africa. Tsb Sugar also supports a soccer tournament known as Selati Super Cup, which enjoys government support.

# SUSTAINABILITY REPORT

## ENVIRONMENT

**WWF South Africa** – is the channel through which Remgro has demonstrated its concern for nature ever since this conservation organisation was established in 1968. During the past year, WWF-SA continued its broad-based approach to environmental affairs by focusing especially on the following:

- The training of managers for South Africa's Marine Protected Areas which now cover almost 20% of the country's coastline.
- The implementation of a Sustainable Seafood Initiative which will guide seafood restaurants and retailers and educate consumers to make informed choices to reduce the consumption of declining fish species.
- The introduction of 21 black rhino as a founder population onto new land as part of the project to double the black rhino population in KwaZulu-Natal from 500 to 1 000.
- The acquisition of more land to establish the core of a Knersvlakte nature reserve. At present 32 000 ha, or 6% of the Knersvlakte biome within the Succulent Karoo Eco-region, is available for this reserve.
- Assistance to the Minister of Environmental Affairs and Tourism with the development of norms and standards for the South African hunting industry, as well as an elephant population management strategy for Southern Africa.

## CULTURAL DEVELOPMENT

**Klein Karoo National Arts Festival (KKNK)** – Remgro has sponsored the KKNK for the sixth year, with the focus of its contribution on the developmental side of the festival. A portion of the Remgro/VenFin sponsorship is used to further the careers of budding artists. This year bursaries were awarded to two matriculants from Riversdale and Oudtshoorn to obtain qualifications in acting and directing and in the film industry.

During the twelve years of its existence, the KKNK has developed into a display window of the shared experiences of many South Africans. It also serves as an important springboard for the careers of young as well as established artists.

**Stellenbosch Music Festival** – Remgro has been supporting this cultural event in Stellenbosch for many years. The festival is annually held in September and is characterised by excellent classical music events, a popular street festival as well as community projects and workshops in Kayamandi, Cloetesville and Idas Valley.

**Field Band Foundation** – the creativity and discipline of music and movement are harnessed by the Field Band Foundation to stimulate the self-esteem and development of disadvantaged children and to cultivate leadership qualities. An HIV/Aids awareness programme forms part of the educational programme. The Foundation has been modelled on various overseas examples where music and dances are used for social development. The Foundation started in 1997 with 600 children and five bands in four provinces. In 2005 the numbers increased to 24 bands and 3 626 youngsters from 257 schools and 133 townships.

Two highlights of the Foundation's activities during the past few years were the performances of its bands at all Cricket World Cup matches in 2003 as well as the participation of the national field band in Norway's centenary celebrations in 2005. Remgro has agreed to sponsor for three years the Stellenbosch project of the Foundation, which serves the communities of Cloetesville, Kayamandi and Guguletu. Approximately 43% of the parents of children participating in the project are unemployed.

**WAT** – one of the functions of the Dictionary of the Afrikaans Language (WAT) is to promote Afrikaans on behalf of 5.7 million South Africans who regard it as their home language. In its 80th year, WAT has announced the establishment of a trust fund to finance operating costs, development activities and the publication of new WAT volumes. Remgro has agreed to contribute to the fund over three years.

A reduction in the government's contribution, which also led to a reduction in staff, has necessitated the establishment of such a trust fund. At present the WAT, in co-operation with the Western Cape Education Department, is looking at the possibility of making an electronic version of the dictionary available to all learners in the province as part of the Khanya project. The printing cost of a single WAT volume currently amounts to R575 000 and eight still need to be published.

### SPORT DEVELOPMENT

**SA Golf Development Board (SAGDB)** – has had a particularly challenging year which saw the loss of one of its bigger sponsors. The SAGDB had no option but to restructure, reduce staff and to streamline administrative and operational activities. This has resulted in a saving of 37% in administrative costs alone and the organisation now appears far more streamlined and focused. With the emphasis increasingly on performance, the SAGDB is more determined than ever to fulfil its motto: *Grow the game. Build the nation.*

**Western Cape Cricket Academy** – Since 1993, Remgro has sponsored this Academy which aims to train young players from the Western Province (WP) and the Boland in all aspects of the game and to provide them with specific life skills. Attention is also given to the development of coaches, umpires and scorekeepers.

During the past year the WP Academy produced seven players for the WP amateur team and one for the WP/Boland Franchise, while four players of the Boland Academy played for the amateur team of the province and three umpires were promoted to provincial level. Besides the quota of local games, teams of the Academy also played against the English counties Essex, Nottinghamshire and Somerset as well as against the academies of Warwickshire and Sussex.

### COMMUNITY DEVELOPMENT

**Ikamva Labantu** – is a "flagship" community project which essentially mirrors Remgro's longstanding philosophy of personal empowerment (*help others to help themselves*). This welfare organisation attends to the basic needs of people in the townships and core services include health, capacity building, land and buildings and poverty alleviation.

Ikamva is not only involved in caring for children and young people, but also in the development of their potential through life skills, character building and leadership development programmes as well as HIV/Aids education. Together with the economic empowerment of adults, the main focus of the organisation is on making people of all ages participating members of society.

One of Ikamva's more recent pilot projects, for which Remgro is providing additional funding, focuses on the extended support for vulnerable children and families who, because of the HIV/Aids pandemic, encounter difficulties in accessing much needed services and community resources.

**u Mephi Children Care Programme** – which Remgro has agreed to support for two years, was established in 1938 as a church-supported project to care for neglected and abused children. Today more than 500 children are taken care of daily around the country, an embodiment of the true meaning of u Mephi, namely *to take away shame*.

u Mephi functions more like a family than an institution. It has more than 40 homes and other care centres where the needs of school children, abused and abandoned babies as well as terminally ill toddlers are provided for.

**St Joseph's Home** – is a sanctuary of hope and healing for underprivileged children in the Western and Eastern Cape who suffer from cancer, Aids degenerative diseases, life-threatening conditions, diabetes, burns and disability. For three years Remgro has committed itself financially to the home which functions simultaneously as a hospital, a care centre and a school to provide in the medical, nursing and educational needs of children.

## Health care

**Wits/Donald Gordon Medical Centre** – one of the main aims of this centre is to prevent some of the country's best medical brainpower being lost to the profession in South Africa. World-class facilities are provided to enable specialists to do private consultation work while continuing with research and tuition. Remgro has committed itself for ten years to the centre.

In October 2005, Medi-Clinic obtained an interest of 49% in the centre as well as the management contract. It is excited about the prospects of the establishment of the first private academic hospital in the country. A number of liver transplants have been performed since the beginning of the year and the centre must now be one of the most active in this particular field.

**Organ Donor Foundation of SA** – is an organisation which gives hope to many people who need organ transplants to carry on a normal life. During the past year organs transported by Remgro's sponsored flights helped to save the lives of eight people and to restore the sight of four. In this regard, the support of Falconair's staff deserves mentioning.

# REMGRO LIMITED

FINANCIAL REPORT | 2006

# CONTENTS

# STATEMENT OF RESPONSIBILITY

BY THE BOARD OF DIRECTORS

The directors are responsible for the maintenance of adequate accounting records and the preparation and integrity of the annual financial statements included in this Annual Report.

The annual financial statements are prepared, in accordance with International Financial Reporting Standards (IFRS) and the requirements of the South African Companies Act, on the going concern basis and incorporate full and responsible disclosure. The annual financial statements are based upon appropriate accounting policies and supported by reasonable and prudent judgements and estimates.

The directors are satisfied that the information contained in the financial statements fairly represents the results of operations for the year and the financial position of the Group at year-end. The accuracy of the other information included in the Annual Report was considered by the directors and they are satisfied that it accords with the financial statements.

The directors are also responsible for the Company's system of internal financial controls. The system was developed to provide reasonable, but not absolute, assurance regarding the reliability of the financial statements, the safeguarding of assets, and to prevent and detect misrepresentation and losses.

The directors are of the opinion that the Group will continue as a going concern in the future.

The financial statements were audited by independent auditors, PricewaterhouseCoopers Inc., to whom unrestricted access was given to all financial records and related information. The directors are further of the opinion that all statements that were made to the auditors during the course of the audit were valid and relevant. The auditors' report is presented on page 46.

Signed on behalf of the Board of Directors.


**Johann Rupert**
*Chairman*

**Thys Visser**
*Chief Executive Officer*

Stellenbosch
22 June 2006

# STATEMENT BY THE COMPANY SECRETARY

I, Mariza Lubbe, being the Company Secretary of Remgro Limited, hereby certify that all returns required of a public company have, in respect of the year under review, been lodged with the Registrar of Companies and that all such returns are true, correct and up to date.

**Mariza Lubbe**
*Secretary*

Stellenbosch
22 June 2006

# REPORT OF THE INDEPENDENT AUDITORS

## TO THE MEMBERS OF REMGRO LIMITED

We have audited the annual financial statements and Group annual financial statements of Remgro Limited set out on pages 47 to 102 for the year ended 31 March 2006. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures included in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements fairly present, in all material respects, the financial position of the Company and Group at 31 March 2006 and the results of their operations, changes in equity and cash flows for the year then ended in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act in South Africa.

PricewaterhouseCoopers Inc.

PRICEWATERHOUSECOOPERS

*Registered Accountants and Auditors*

Stellenbosch
22 June 2006

# REPORT OF THE BOARD OF DIRECTORS

Dear Shareholder

The Board has pleasure in reporting on the activities and financial results for the year under review.

## NATURE OF ACTIVITIES

The Company is an investment holding company. Cash income is derived mainly from dividends and interest. The consolidated annual financial statements of the Company and its subsidiaries also incorporate the equity accounted attributable income of associated companies.

The Group's interests consist mainly of investments in tobacco products, banking and financial services, printing and packaging, motor components, medical services, mining, petroleum products, food, wine and spirits and various other trade mark products.

## RESULTS

| Year ended 31 March: | 2006 | 2005 |
|---|---|---|
| Headline earnings – Excluding non-recurring portion of BEE costs (R million) | 5 464 | 4 998 |
| – per share (cents) | 1 130.9 | 1 005.0 |
| – diluted (cents) | 1 106.1 | 977.7 |
| | | |
| Headline earnings (R million) | 5 084 | 4 998 |
| – per share (cents) | 1 052.3 | 1 005.0 |
| – diluted (cents) | 1 027.7 | 977.7 |
| | | |
| Earnings – net profit for the year (R million) | 8 202 | 8 518 |
| – per share (cents) | 1 697.6 | 1 712.9 |
| – diluted (cents) | 1 671.3 | 1 677.2 |
| | | |
| Dividends (R million)* | 3 735 | 4 771 |
| – ordinary – per share (cents) | 361.00 | 314.00 |
| – special – per share (cents) | 400.00 | 600.00 |

*   *A final dividend of 228 cents (2005: 198 cents) per share and a special dividend of 400 cents per share were declared after the year-end and were therefore not provided for in the annual financial statements. No STC is payable on these dividends.*

## INVESTMENTS

The most important changes during the year under review were as follows:

### Absa Group Limited (Absa)

During July 2005, Remgro sold its entire interest in Absa to Barclays Plc for R5 064 million at a price of R82.50 per share. An after-tax capital gain of R2 570 million was realised on this transaction.

### Medi-Clinic Corporation Limited (Medi-Clinic)

During December 2005, Medi-Clinic implemented its black ownership initiative and capital restructuring.

In terms of this transaction, Medi-Clinic's strategic black partners (a black economic empowerment (BEE) consortium) acquired approximately 14.9 million ordinary shares on a pro rata basis from all shareholders in the ratio of 4.25 ordinary shares for each 100 ordinary shares held. The price per ordinary share was R18.40. Consequently, Remgro received R139.5 million. At the same time Medi-Clinic issued 44.3 million ordinary shares to the BEE consortium and to a trust set up for the benefit of participating employees. This resulted in the dilution of Remgro's interest in Medi-Clinic from 51.8% (as at 30 September 2005) to 48.0% as at 31 March 2006. As a result Medi-Clinic was no longer consolidated and accounted for as an associated company from 1 January 2006. An after-tax capital gain of R70 million was realised on this transaction.

# REPORT OF THE BOARD OF DIRECTORS

## FirstRand Limited (FirstRand)

In May 2005, FirstRand announced that all conditions precedent in respect of its BEE transaction had been complied with.

In terms of this transaction, FirstRand bought back approximately 416.2 million ordinary shares on a pro rata basis from all shareholders in the ratio of 7.6 ordinary shares for each 100 ordinary shares held. The price per ordinary share amounted to R12.28 and Remgro received R486.0 million on 16 May 2005. An after-tax capital gain of R123 million was realised. As part of this transaction, FirstRand also issued 119 million ordinary shares to the BEE consortium.

On 31 March 2006, Remgro's total interest in FirstRand, including the indirect interest held through its 23.1% interest in RMBH, was 17.0% (2005: 18.0%).

## RMB Holdings Limited (RMBH)

RMBH distributed R1.00 per ordinary share to its shareholders in terms of a capital reduction scheme and Remgro received R274 million during November 2005.

## Sage Group Limited (Sage)

During September 2005, Remgro sold its 17.9% interest in Sage to Momentum Group Limited for R114 million, or R1.75 per Sage share, comprising an initial payment of R1.42 per share and a potential subsequent payment of up to R0.33 per share. The initial payment received amounted to R92 million. An after-tax capital gain of R10 million was realised on this transaction. The potential subsequent payment is still subject to certain tax queries being resolved.

## Kagiso Trust Investments (Proprietary) Limited (KTI)

During December 2005, the Competition Authorities gave their approval for Remgro's acquisition of 37% (on a fully diluted basis) of the issued ordinary shares of KTI. The purchase price, including transaction costs, amounted to R463 million. KTI is an established black empowerment company, with a sound investment track record, and has an investment portfolio and strategy complementary to that of Remgro. With their combined industry expertise, the acquisition will present an opportunity for Remgro and KTI to jointly pursue investment opportunities.

For the year under review, no income from KTI was accounted for. In future KTI (that has a June year-end) will be equity accounted by Remgro for the twelve-month period ending December each year.

## Nampak Limited (Nampak)

During September 2005 Nampak's shareholders approved its BEE transaction. The operative date of the scheme was 31 October 2005.

In terms of the transaction, Remgro sold 10 Nampak shares for every 100 held. The price per ordinary share was R15.13 and Remgro received R131.3 million during October 2005. On 31 March 2006 Remgro's interest in Nampak was 13.5% (2005: 13.7%).

## Distell Group Limited (Distell)

During September 2005, Distell announced the introduction of a BEE partner. In terms of this transaction, Distell disposed of 15% in its operating company for a consideration of approximately R869.4 million.

## Repurchase of Remgro shares

During the year under review, a wholly owned subsidiary company of Remgro acquired a further 8 549 237 ordinary Remgro shares at an average price of R114.34 for a total amount of R977.5 million. Wholly owned subsidiary companies sold 37 691 443 shares, held in treasury, to Remgro Limited during March 2006. These shares were cancelled as issued shares by the latter. After this cancellation, 1 379 635 ordinary Remgro shares (0.3%) are held as treasury shares by a wholly owned subsidiary.

During the year under review, The Remgro Share Trust purchased 21 000 (2005: 660 018) ordinary Remgro shares at an average price of R134.46 (2005: R90.93) for a total amount of R2.8 million (2005: R60.0 million), while 1 308 790 shares were delivered to participants against payment of the subscription price.

## R&R Holdings

Remgro's interest in British American Tobacco Plc (BAT) is represented by its one-third holding of the ordinary shares and all of the "2005" participation securities, issued by R&R Holdings SA, Luxembourg (R&R). This gives Remgro an effective interest of 10.2% in BAT at 31 March 2006. The other two-thirds of the ordinary share capital of R&R is held by Compagnie Financière Richemont SA (Richemont).

During March 2006, Richemont redeemed a portion of its R&R debentures for cash amounting to £285 million. The funds available were part of the proceeds that R&R received in May 2004 upon the exercise by the holders of the warrants issued over the BAT preference shares that were previously held by R&R. Remgro elected not to redeem its pro rata portion of the debentures amounting to £142.5 million. Consequently, R&R issued new "2006" participation securities of nominal value to Remgro and Richemont in proportion to their shareholding. Dividends on these "2006" participation securities will cater for the effect that the disproportionate holding of debentures may have on the distribution by R&R of non-BAT income, which constitutes only a minor source of its income. This places Remgro in the position it would have been had Richemont not taken redemption of R&R debentures as described above. It therefore does not affect BAT dividends flowing to Remgro.

There was no change in the number of BAT shares held by R&R. However, due to the positive effect of BAT's continuing share buy-back programme, R&R's interest in BAT increased to 28.9% at 31 March 2006 (2005: 28.3%).

R&R's share of BAT's earnings for the twelve months to 31 March 2006 is based on BAT's results for the year ended 31 December 2005 plus the results for the quarter to 31 March 2006 less the results for the quarter to 31 March 2005.

### Subsequent to the year-end
### Gencor Limited (Gencor)

On 14 March 2006, Gencor announced that it has been placed under voluntary liquidation and that a final liquidation dividend of R0.20 per share will be paid to shareholders. During May 2006, Remgro received R7.6 million as a liquidation dividend.

## CASH RESOURCES AND APPLICATION

**The Company's cash resources at 31 March 2006 are as follows:**

|  | Local R million | Offshore R million | Total R million |
|---|---|---|---|
| Per consolidated balance sheet | 4 628 | 1 729 | 6 357 |
| Less: Cash from other operating subsidiaries | (562) | – | (562) |
| Cash at the centre | 4 066 | 1 729 | 5 795 |
| Attributable share of R&R's cash | – | 1 524 | 1 524 |
| **Available cash** | **4 066** | **3 253** | **7 319** |

The final ordinary dividend per share has been increased by 15.2% to 228 cents. Total ordinary dividends per share in respect of the financial year to 31 March 2006 have consequently increased by 15.0% from 314 cents to 361 cents.

Given the Group's strong cash position, the Board has decided to also declare a special dividend of 400 cents per share.

**The total distribution to shareholders in respect of the financial year is as follows:**

|  | 2006 R million | 2005 R million |
|---|---|---|
| (Based on total issued shares at time of payment) |  |  |
| Ordinary |  |  |
| – Interim | 694 | 606 |
| – Final | 1 104 | 1 033 |
|  | 1 798 | 1 639 |
| Special | 1 937 | 3 132 |
| Total | 3 735 | 4 771 |

The Board is of the opinion that, after the above distribution to shareholders, the Group will have sufficient cash resources to pursue investment opportunities and to continue its share repurchase programme.

# REPORT OF THE BOARD OF DIRECTORS

## GROUP FINANCIAL REVIEW

### INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

With effect from 1 April 2005, Remgro is required to prepare its consolidated financial statements in accordance with IFRS. Consequently, the 31 March 2006 financial statements are Remgro's first complete set of financial statements under IFRS. As comparative information is also reported, the date for the transition to IFRS is effectively 1 April 2004. *IFRS 1: First-time adoption of IFRS* has been applied and the results for the comparative period have been restated accordingly. **Refer to the IFRS Transition Report on page 97 for information regarding the adjustments.**

### IMPLEMENTATION OF IFRS 5

With effect from 1 April 2005 Remgro adopted *IFRS 5: Non-current assets held for sale and discontinued operations*.

As previously reported, Remgro sold its total shareholding in Absa Group Limited and Sage Group Limited during the year under review. Consequently, these investments were reclassified as "Assets held for sale" with effect from 1 April 2005 while previously they were reported under "Investments – Associated companies". During the year under review only dividend income from these companies was accounted for.

Due to the fact that the comparative figures are not restated under the transitional provisions of IFRS 5, certain items are not directly comparable on a line-for-line basis with those of the previous financial year.

### IMPLEMENTATION OF IFRIC 8

During January 2006 IFRIC (International Financial Reporting Interpretations Committee) issued an interpretation, i.e. *IFRIC 8: The scope of IFRS 2*. IFRIC 8 is applicable to financial reporting periods commencing on or after 1 May 2006 and should also be implemented on a fully retrospective basis.

During the year under review, various investee companies in the Group implemented BEE transactions. To ensure consistent accounting treatment of these transactions, Remgro decided to implement IFRIC 8 in its 31 March 2006 financial year. The effect of that on Remgro's 2006 results has been a non-recurring charge of R379.7 million against headline earnings.

Due to the material effect that IFRIC 8 has on Remgro's results, headline earnings per share is also presented excluding the non-recurring portion of BEE costs.

### OTHER ADJUSTMENTS

#### Restatement of comparative figures in respect of associated companies

FirstRand and RMBH restated their results for the year ended 30 June 2004 to comply with *AC 501: Accounting for secondary taxation on companies (STC)*. The effect of this restatement on Remgro's results for the year ended 31 March 2005 was an increase in headline earnings of R6 million. The comparative balance sheet has been restated accordingly.

During May 2006, FirstRand and RMBH also announced that their results are being restated to comply with the accounting standard on headline earnings. The Accounting Practice Committee of the South African Institute of Chartered Accountants revised this standard in such a manner that profits and losses on the realisation of equity accounted private equity or venture capital investments are excluded from headline earnings.

The effect of this restatement on Remgro's results for the year ended 31 March 2005, was a decrease in headline earnings of R41 million. This restatement had no effect on Remgro's earnings for the year ended 31 March 2005 or its comparative balance sheet.

*Restatement of prior year headline earnings as a result of the above-mentioned adjustment:*

|  | Year ended 31 March 2005 R million |
|---|---|
| **Income statement** | |
| Headline earnings as reported during April 2006 | 5 039 |
| Restatement of comparative figures in respect of associated companies | (41) |
| Restated headline earnings | 4 998 |
| | |
| Headline earnings per share as reported during April 2006 (cents) | 1 013.3 |
| Restated headline earnings per share (cents) | 1 005.0 |

Refer to the IFRS Transition Report on page 97 where these adjustments are incorporated.

### COMPARISON WITH PRIOR YEAR

Due to the fact that since 1 January 2006 Medi-Clinic has been accounted for as an associated company while previously it was consolidated, certain balance sheet and income statement items are not directly comparable with those of the previous financial year.

### BALANCE SHEET

The analysis of "Equity" and of "Source of headline earnings" below reflects the divisions into which the interests have been classified. Each division represents the main business sector of the investments classified under it. No adjustment has been made where companies are active mainly in one sector but also have interests in other sectors.

|  | 2006 | | 2005 | |
|---|---|---|---|---|
|  | R million | R per share | R million | R per share |
| *Equity employed* | | | | |
| Attributable to equity holders | 37 494 | 78.14 | 34 833 | 71.51 |
| *Employment of equity* | | | | |
| Tobacco interests | 14 055 | 29.29 | 13 493 | 27.70 |
| Financial services | 7 105 | 14.81 | 10 063 | 20.66 |
| Industrial interests | 8 320 | 17.34 | 8 254 | 16.95 |
| Mining interests | 3 678 | 7.66 | 1 927 | 3.96 |
| Corporate finance and other interests | 4 336 | 9.04 | 1 096 | 2.24 |
|  | 37 494 | 78.14 | 34 833 | 71.51 |

# REPORT OF THE BOARD OF DIRECTORS

FOR THE YEAR ENDED 31 MARCH 2006

## Income statement

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | R million | % | R million | % |
| *Source of headline earnings* | | | | |
| Tobacco interests | 2 369 | 47 | 2 063 | 41 |
| Financial services | 1 147 | 22 | 1 674 | 33 |
| Industrial interests | 1 184 | 23 | 1 131 | 23 |
| Mining interests | 288 | 6 | 102 | 2 |
| Corporate finance and other interests | 96 | 2 | 28 | 1 |
| | 5 084 | 100 | 4 998 | 100 |

| | 2006 | 2005 |
|---|---|---|
| | R million | R million |
| *Composition of headline earnings* | | |
| Subsidiary companies and joint ventures | 1 061 | 589 |
| Profits | 1 088 | 592 |
| Losses | (27) | (3) |
| Associated companies | 4 023 | 4 409 |
| Profits | 4 048 | 4 411 |
| Losses | (25) | (2) |
| | 5 084 | 4 998 |

## COMPANY NET PROFIT AND APPROPRIATION

| | 2006 | 2005 |
|---|---|---|
| | R million | R million |
| The Company's own distributable reserves at the beginning of the year amounted to | 7 986 | 7 692 |
| Net profit for the year | 4 188 | 2 904 |
| Shares cancelled | (4 535) | |
| Dividend No 10 of 198.00c per share paid in August 2005 (2004: 184.00c) | (1 034) | (960) |
| Special dividend of 600.00c per share paid in August 2005 | (3 132) | |
| Special dividend of 200.00c per share paid in August 2004 | | (1 044) |
| Dividend No 11 of 133.00c per share paid in January 2006 (2005: 116.00c) | (694) | (606) |
| The Company's own distributable reserves carried forward to the following year amounted to | 2 779 | 7 986 |

## SHARE SCHEME

During the year the trustees of the Remgro Share Scheme offered ordinary shares to participants as follows:

| Date | Offer price (Rand) | Number of shares offered | Number of shares accepted as at 31 March 2006 |
|---|---|---|---|
| 01/04/2005 | 93.80 | 363 | 363 |
| 01/06/2005 | 104.05 | 990 | 990 |
| 25/11/2005 | 116.85 | 8 885 | 8 885 |
| 01/12/2005 | 113.01 | 14 373 | 14 373 |
| 18/01/2006 | 120.00 | 4 182 | 4 182 |
| 01/02/2006 | 124.00 | 286 | 286 |
| | | 29 079 | 29 079 |

The current position of the Remgro Share Scheme is as follows:

| | Average offer price (Rand) | Number of shares |
|---|---|---|
| **Ordinary shares due to participants** | | |
| Previous financial year | 54.26 | 4 375 782 |
| Offered and accepted in current financial year | 114.75 | 29 079 |
| Shares paid for and delivered | 43.80 | (1 308 790) |
| Resignations and other | | (2 380) |
| Total at 31 March 2006 | 59.24 | 3 093 691 |

Refer to note 24 to the annual financial statements for full details on the Remgro Share Scheme.

## PRINCIPAL SHAREHOLDER

Rembrandt Trust (Proprietary) Limited (Rembrandt Trust) holds all the issued unlisted B ordinary shares of the Company and is entitled to 44.42% (2005: 44.02%) of the total votes.

An analysis of the shareholders appears on pages 104 and 105.

## SUBSIDIARY COMPANIES AND INVESTMENTS

Particulars of subsidiary companies, associated companies and other investments are disclosed in Annexures A and B.

## DIRECTORS

The names of the directors appear on pages 10 and 11.

In terms of the provision of the articles of association Messrs G D de Jager, D M Falck, J F Mouton, F Robertson and J P Rupert retire from the Board by rotation. These directors are eligible and offer themselves for re-election.

## DIRECTORS' INTERESTS

At 31 March 2006 the aggregate of the direct and indirect interests of the directors in the issued ordinary share capital of the Company amounted to 0.80% (2005: 0.57%).

Mr J P Rupert is a director of Rembrandt Trust which owns all the issued unlisted B ordinary shares.

An analysis of directors' interests in the issued capital of the Company appears on page 106.

## DIRECTORS' EMOLUMENTS

The Board recommends that directors' fees for services rendered as directors during the past financial year be fixed at R1 870 000 (2005: R1 720 000) in total.

## ACQUISITION OF SHARES OF THE COMPANY

It is recommended that a general authority be granted to the Board to acquire, should circumstances warrant it, the Company's own shares and to approve the acquisition of shares in the Company by any of its subsidiaries, subject to the provisions of the Companies Act 61 of 1973, as amended ("the Companies Act"), and the Listings Requirements of the JSE Limited ("the Listings Requirements"). It is further recommended that a general authority be granted to the Board to enable the Board to, subject to the provisions of the Companies Act and the Listings Requirements, enter into derivative transactions which may or will lead to the Company being required to purchase its own shares.

Special resolutions to this effect are incorporated in the notice of the annual general meeting that appears on page 107.

# REPORT OF THE BOARD OF DIRECTORS

## SPECIAL RESOLUTIONS

No special resolutions have been passed by the Company's major subsidiaries, the nature of which might be significant in respect of the state of affairs of the Group.

## DIVIDEND DECLARATION

### Dividend No 12

A final dividend of 228 cents (2005: 198 cents) per share was declared in respect of both the ordinary shares of one cent each and the unlisted B ordinary shares of ten cents each, for the financial year ended 31 March 2006.

### Special dividend

A special dividend of 400 cents per share was declared in respect of both the ordinary shares of one cent each and the unlisted B ordinary shares of ten cents each.

### Payment

The final and special dividend are payable to shareholders of the Company registered at the close of business on Friday, 18 August 2006.

Shareholders may not dematerialise or rematerialise their holdings of ordinary shares between Monday, 14 August 2006, and Friday, 18 August 2006, both days inclusive.

## SECRETARY

The name and address of the Company Secretary appears on page 103.

## APPROVAL

The annual financial statements set out on pages 47 to 102 have been approved by the Board.

Signed on behalf of the Board of Directors.

**Johann Rupert**
*Chairman*

**Thys Visser**
*Chief Executive Officer*

Stellenbosch
22 June 2006

# ACCOUNTING POLICIES

The annual financial statements are prepared on the historical cost basis, unless otherwise indicated, in accordance with International Financial Reporting Standards (IFRS), the requirements of the South African Companies Act, Act 61 of 1973, as amended, and the Listings Requirements of the JSE Limited.

These financial statements incorporate accounting policies that have been consistently applied to both years presented, with the exception of the implementation of the following accounting standards:

* IFRS 5: Non-current assets held for sale and discontinued operations, which, in accordance with the transitional provisions of IFRS 5, is not applied retrospectively,
* IFRS 4: Insurance contracts, IAS 32: Financial instruments – Disclosure and presentation and IAS 39: Financial instruments – Recognition and measurement, which, in accordance with the transitional arrangements to IFRS, are not applied retrospectively, and
* IFRIC 8: The scope of IFRS 2, that was early adopted

The preparation of the financial statements necessitates the use of estimates, assumptions and judgements that affect the reported amounts in the balance sheet and income statement. Although estimates are based on management's best knowledge and judgements of current facts as at balance sheet date, the actual outcome may differ from those estimates.

The most critical judgement exercised relates to the classification of investments as *associated companies* rather than investments *available-for-sale*. There are some investments over which Remgro is believed to have significant influence although it has an interest of less than 20% in these companies. However, as Remgro has board representation and is one of the major shareholders of these companies, its influence over their financial and operating policies is significant. Those investments are accordingly accounted for as associated companies using the equity method. The fair value of associated companies is set out in note 6 to the annual financial statements.

Other less significant estimates and assumptions relate to the determination of the useful lives of assets, impairment of goodwill, the valuation of unlisted investments and the assumptions used in calculating retirement benefit obligations and share-based payments. Details of these estimates and assumptions are set out in the relevant notes to the annual financial statements.

The accounting policies that the Group applied in the presentation of the financial statements are set out below. No material assumptions were made in the application of these accounting policies that had a material effect on any amount recognised in the financial statements.

(1) **CONSOLIDATION, PROPORTIONATE CONSOLIDATION AND EQUITY ACCOUNTING**
**Consolidation – subsidiary companies**
All entities in which the Group, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has the power to exercise control over the operations, are included in the consolidated financial statements in the accepted manner. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

The results of subsidiary companies acquired or disposed of during the year are included in the consolidated income statement from or to the date on which effective control was acquired or ceased.

Intergroup transactions, balances and unrealised gains are eliminated on consolidation. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The accounting policies of subsidiaries conform to the policies adopted by the Group. Accounting policies between various industries have been aligned to the extent that it is material and appropriate for the specific industry.

Special purpose entities are consolidated when the substance of the relationship between the Group and the special purpose entity indicates that the Group effectively controls the entity.

### Consolidation – The Remgro Share Trust
The Remgro Share Trust has been consolidated as it is effectively controlled by the Company.

### Proportionate consolidation – joint ventures
All jointly controlled ventures are accounted for according to the proportionate consolidation method. In terms of this method the attributable share of assets, liabilities, income, expenditure and cash flow are included in the consolidated financial statements.

### Equity accounting – associated companies
Entities that are neither subsidiaries nor joint ventures, but in which a long-term interest is held and over whose financial and operating policies a significant influence can be exercised, are accounted for according to the equity method as associated companies. The results of associated companies, acquired or disposed of, are included in the consolidated income statement from the date on which effective significant influence begins or until it ceases. Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associate. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's share of retained income is transferred to non-distributable reserves. The Group's share of other movements in the reserves of associated companies is accounted for as changes in consolidated non-distributable reserves. The carrying value of the Group's associated companies includes goodwill (net of any accumulated impairment losses) identified at acquisition. When the Group's share of losses in an associated company equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associated company.

Dilutionary and anti-dilutionary effects of equity transactions by associated companies that Remgro is not party to, are accounted for directly against reserves.

Certain associated companies have year-ends that differ from that of the Company. In such circumstances the results of listed and certain unlisted companies are accounted for from the latest published information and management accounts as at year-end, respectively. The accounting policies of associated companies have been changed where necessary to align them to those of Remgro and its subsidiaries to the extent that it is material and appropriate for the specific industry in which the associate operates.

Investments acquired and held exclusively with the view to dispose in the next twelve months, are not accounted for using the equity method, but carried at the lower of its carrying value or fair value less costs to sell and are classified as non-current assets held for sale in terms of the requirements of IFRS 5 (refer to accounting policy note vii).

### Impairment – subsidiaries, joint ventures and associates
The carrying amounts of subsidiaries, joint ventures and associated companies are reviewed annually and written down for impairment where necessary.

(II) **PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION**
**Leased assets –** Assets leased in terms of finance leases, where the Group assumes substantially all the risks and rewards of ownership, are capitalised at the inception of the lease at the lower of the fair value of the leased asset or the present value of the minimum finance lease payments. Leased assets are depreciated over the shorter of the lease period or the period over which the particular asset category is otherwise depreciated. The corresponding rental obligations, net of finance charges, are included in non-current liabilities. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The finance charges are accounted for in the income statement over the term of the lease using the effective interest rate method.

Leases of assets where the lessor substantially retains all the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are accounted for in income on a straight-line basis over the period of the lease.

**Preproduction costs and interest** – Preproduction costs and interest directly attributable to the acquisition, construction or production of qualifying assets (i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale) are capitalised as part of the cost of those assets until such assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from borrowing costs capitalised.

**Land and buildings, machinery, equipment, office equipment and vehicles** – are stated at historical cost less accumulated depreciation. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation on buildings, machinery, equipment, office equipment and vehicles is provided on a straight-line basis at rates that reduce the cost thereof to an estimated residual value over the expected useful life of the asset. The residual values and expected useful lives of assets are reviewed annually on balance sheet date and adjusted where necessary. No depreciation is provided for on land. Where assets are identified as being impaired, that is when the recoverable amount has declined below its carrying amount, the carrying amount is reduced to reflect the decline in value. Such written-off amounts are accounted for in income.

(III) **BIOLOGICAL AGRICULTURAL ASSETS**
The fair value of the biological agricultural assets is determined on the following basis:

**Sugarcane** – Roots are valued at the current establishment and replacement cost and the value is proportionally reduced over the estimated useful life of the roots. Standing cane is valued at its best-estimated recoverable value less harvesting, transport, agricultural levies and other over the weighbridge costs.

**Citrus** – Orchards are valued at the current establishment and replacement cost adjusted for maturity levels and the value is proportionally reduced over the estimated useful life of the orchards. Citrus fruits are valued at the best-estimated recoverable values less harvesting, transport and agricultural levies.

**Breeding stock** – Breeding stock includes the breeding and laying operations. Hatching eggs are included in breeding stock. Breeding stock is measured at their fair value less estimated closure point-of-sale costs at reporting dates. Fair value is determined based on market prices or, where market prices are not available, by reference to sector benchmarks.

Gains and losses arising on the initial recognition of these assets at fair value less estimated point-of-sale costs and from a change in fair value less estimated point-of-sale costs are accounted for in normal income in the period in which they arise.

Sugarcane and citrus are reported in the balance sheet as non-current assets, while breeding stock are reported as current assets.

(IV) **INVESTMENT PROPERTIES**
Investment properties are held to generate rental income and appreciate in capital value. Investment properties are treated as long-term investments and are carried at cost less accumulated depreciation. Buildings are depreciated to their estimated residual values on a straight-line basis over their expected useful lives. Where assets are identified as being impaired the carrying amount is reduced. Such written-off amounts are accounted for in normal income.

Investment properties are being valued by external independent professional valuers every third year.

**(v) INTANGIBLE ASSETS**

**Goodwill –** On the acquisition of an investment, fair values at the date of acquisition are attributed to the identifiable assets, liabilities and contingent liabilities acquired.

Goodwill is the difference between the cost of the investments and the fair value of attributable net assets of the subsidiaries, joint ventures and associated companies at the acquisition dates. Goodwill is reported in the balance sheet as non-current assets, is tested annually for possible impairments and is carried at cost less accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to cash generating units. Any impairment is recognised immediately in profit and loss and is not subsequently reversed.

Goodwill attributable to associated companies is included in the carrying value of these companies and is consequently reported under "Investments – Associated companies".

Where, at the date of acquisition, the net assets of subsidiaries, joint ventures and associated companies exceed the cost of the investments, the difference is immediately accounted for in the income statement.

**Trade marks –** The costs of trade marks that are established and developed by the Group itself are expensed as incurred. The value thereof is consequently not reflected in the annual financial statements. The costs of trade marks that have been purchased are written off on a straight-line basis over their expected useful lives, subject to an annual impairment test.

**Research and development costs –** Research and development costs are written off against income as incurred. Where the asset recognition criteria have been met, development expenditure is capitalised and written off over the expected useful life of the product. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

Trade marks and research and development costs with infinite lives are not amortised, but are subject to an annual impairment test. Any impairment is accounted for in income.

**Computer software –** Generally, costs associated with developing or maintaining computer software programs and the acquisition of software licences are recognised as an expense as incurred. However, direct computer software development costs that are clearly associated with an identifiable and unique system, which will be controlled by the Group and have a probable benefit exceeding one year, are recognised as intangible assets. Direct costs include software development employee costs and an appropriate portion of relevant overheads. Direct computer software development costs recognised as assets are amortised on the straight-line basis at rates appropriate to the expected useful lives of the assets, not exceeding four years, and are carried at cost less accumulated amortisation and any accumulated impairment losses. The carrying amount of capitalised computer software is reviewed annually and is written down when the carrying amount exceeds the recoverable amount.

**(vi) INVESTMENTS**

**Subsidiary companies –** are stated at cost. In the consolidated annual financial statements these companies are consolidated in the accepted manner.

**Associated companies –** are stated at cost. In the consolidated annual financial statements the share of post-acquisition reserves and retained income, accounted for according to the equity method, is included in the carrying value.

**Other investments –** Investments in equity and debt instruments are classified into the following categories, i.e. loans and receivables, held-to-maturity, at fair value through profit and loss and available-for-sale.

**Loans and receivables –** Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These instruments are carried at amortised cost using the effective interest rate method.

**Investments held-to-maturity –** Investments with fixed maturity that the Group has the intent and ability to hold to maturity are classified as investments held-to-maturity and are included within non-current assets. These investments are carried at amortised cost using the effective interest rate method.

**Investments at fair value through profit and loss –** These investments, consisting of financial assets held-for-trading and those designated at fair value through profit and loss at inception, are carried at fair value. Realised and unrealised gains and losses arising from changes in the fair value of these investments are recognised in the income statement in the period in which they arise.

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also classified as held-for-trading unless they are designated as hedges.

**Investments available-for-sale –** Other long-term investments are classified as available-for-sale and are included within non-current assets. These investments are carried at fair value. Unrealised gains and losses arising from changes in the fair value of available-for-sale investments are recognised in non-distributable reserves in the period in which they arise. When available-for-sale investments are either derecognised or impaired, the accumulated fair value adjustments are realised and included in income.

All purchases and sales of investments are recognised at the trade date.

Any derivatives embedded in financial instruments are separated from the host contract when their economic characteristics are not closely related to those of the host contract and the host contract is not carried at fair value. Gains and losses are reported in the income statement.

**(VII)  NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS**
Non-current assets (or disposal groups) are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. These assets (or disposal groups) are measured at the lower of its carrying amount or fair value less costs to sell.

**(VIII)  INVENTORIES AND CONTRACTS IN PROGRESS**
Inventories are stated at the lower of cost or net realisable value. The basis of determining cost, which excludes finance costs, is the first-in first-out cost method. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Where applicable, provision is made for slow-moving and redundant inventories. Work in progress and finished goods include direct costs and an appropriate allocation of manufacturing overheads.

**(IX)  TAXATION**
Deferred taxation is provided for at current rates using the balance sheet liability method. Full provision is made for all temporary differences between the taxation base of an asset or liability and its balance sheet carrying amount. No deferred tax liability is recognised in those circumstances where the initial recognition of an asset or liability has no impact on accounting profit or taxable income. Assets are not raised in respect of deferred taxation, unless it is probable that future taxable profits will be available against which the deferred taxation asset can be realised in the foreseeable future.

Secondary taxation on companies is provided for in respect of dividend payments, net of dividends received or receivable and is recognised as a taxation charge for the year.

**(x)  FOREIGN CURRENCIES**

### Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (functional currency). Remgro Group's company and consolidated functional and presentation currency is rand and all amounts, unless otherwise indicated, are stated in millions.

### Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Exchange differences on non-monetary items are accounted for based on the classification of the underlying items. Foreign exchange gains and losses on equities classified as available-for-sale financial assets are included in the available-for-sale reserve in equity whereas the exchange differences on equities held at fair value through profit or loss are reported as part of the fair value gain or loss.

### Group entities

The results and financial position of all foreign operations (excluding those in hyperinflationary economies) that have a functional currency different from the Group's presentation currency are translated into the presentation currency as follows:

- Assets and liabilities are translated at the closing rate on the balance sheet date.
- Income and expenses for each income statement are translated at average exchange rates for the year, to the extent that such average rates approximate actual rates.
- All resulting exchange differences are recognised as a separate component of equity.

On consolidation exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken directly to a separate component of equity. On disposal of foreign operations, such exchange differences are recognised in the income statement as part of the profit or loss on disposal. Goodwill and fair value adjustments arising on the acquisition of foreign operations are treated as assets and liabilities of the foreign operation and translated at closing rates at balance sheet date.

**(xi)  FINANCIAL INSTRUMENTS**

Financial instruments carried on the balance sheet include cash and cash equivalents, investments, derivative instruments, debtors and short-term loans, trade and other payables and borrowings. Financial instruments are initially recognised when the Group becomes party to the contractual terms of the instruments and are measured at fair value, including transaction costs, which is the value of the consideration given (financial asset) or received (financial liability). With the initial recognition of financial instruments held at fair value through profit and loss, the transaction costs are accounted for in the income statement. Subsequent to initial recognition, these instruments are measured as set out in the applicable accounting policies.

Financial assets (or a portion thereof) are de-recognised when the Group realises the rights to the benefits specified in the contract, the rights expire or the Group surrenders or otherwise loses control of the contractual rights that comprise the financial asset. On de-recognition, the difference between the carrying amount of the financial asset and proceeds receivable and any prior adjustments to reflect fair value that had been recognised in equity are included in the income statement.

Financial liabilities (or a portion thereof) are de-recognised when the obligation specified in the contract is discharged, cancelled or expired. On de-recognition, the difference between the carrying amount of the financial liability, including related unamortised costs, and the amount paid for it is included in the income statement.

The fair value of financial instruments traded in an organised financial market is measured at the applicable quoted prices. The fair value of the financial instruments not traded in an organised financial market, is determined using a variety of methods and assumptions that are based on market conditions and risk existing at balance sheet date, including independent appraisals and discounted cash flow methods. Fair values represent an approximation of possible value, which may differ from the value that will finally be realised.

There are Group companies that are parties to derivative financial instruments that reduce exposure to financial risks. These instruments mainly comprise forward contracts. Certain Group companies apply hedge accounting and gains and losses arising from cash flow hedges are recognised directly in equity, while gains and losses arising from fair value hedges are recognised in the income statement in the period in which they arise. Group companies that do not apply hedge accounting, recognise changes in the fair value of these and other derivative instruments in the income statement in the period in which they arise.

Where currently a legally enforceable right of set-off exists for recognised financial assets and financial liabilities, and there is an intention to settle the liability and realise the asset simultaneously, or to settle on a net basis, all related financial effects are offset.

(XII) PROVISIONS

Provisions are recognised when a present legal or constructive obligation exists as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects the current market assessment of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

(XIII) EMPLOYEE BENEFITS

### Post-retirement benefits

*PENSION OBLIGATIONS* – Companies in the Group provide defined benefit and defined contribution plans for the benefit of employees, the assets of which are held in separate trustee-administered funds. These plans are funded by payments from the employees and the Group, taking into account recommendations of independent qualified actuaries.

For the defined benefit plans, the pension accounting costs are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the income statement to spread the regular costs over the service lives of the employees in accordance with advice of qualified actuaries who carry out a full valuation of the plans every three years. The pension obligation is measured as the present value of the estimated future cash outflows using interest rates of government securities that have terms to maturity approximating the terms of the related liability.

Past-service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified vesting period, in which case the past-service costs are amortised on a straight-line basis over the vesting period.

The net surplus or deficit of the benefit obligation is the difference between the present value of the funded obligations and the fair value of the plan assets.

If the cumulated unrecognised actuarial gains and losses at the end of the previous reporting period exceed the greater of ten percent of the defined benefit obligation or defined benefit plan's assets, that excess is recognised in future periods over the expected average remaining working lives of the participating employees. The Group's contribution to the defined contribution pension plans is charged to the income statement in the year in which they relate.

*Post-retirement medical obligations* – The Group provides post-retirement medical benefits to its retirees. The entitlement to post-retirement medical benefits is based on the employees remaining in service up to retirement age and the completion of a minimum service period. The projected unit credit method of valuation is used to calculate the liability for post-retirement medical benefits.

The expected costs of these benefits are expensed and the liabilities accumulated over the period of employment, using accounting methodology similar to that for defined pension plans. Valuation of these obligations is carried out by independent qualified actuaries.

### Equity compensation plans

The Remgro Group operates various equity settled share-based compensation plans. All share offers granted after 7 November 2002 that have not vested by 1 January 2005 are accounted for as share-based payment transactions. The fair value of share offers is determined on the grant date and is accounted for as an employee services expense over the vesting period of the share offers, with a corresponding increase in equity, based on the Group's estimate of shares that will eventually vest. Fair value is determined using a binomial model. The expected contract life used in the model has been adjusted based on management's best estimate of the effects of non-transferability, exercise restrictions and behavioural considerations.

Any profits or losses that realise from shares being delivered to participants of the Remgro Share Scheme are recognised directly in equity.

### Short-term benefits

Employee entitlements to leave are recognised when they accrue to employees involved. A provision is made for the estimated liability for leave as a result of services rendered by employees up to balance sheet date.

### (xiv) Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, and investments in money market instruments, net of bank overdrafts. In the balance sheet, bank overdrafts are included in short-term interest-bearing loans.

### (xv) Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group's activities. Revenue is disclosed net of value added tax, returns, rebates and discounts. Revenue is recognised as follows:

The sale of goods is recognised when the significant risks and rewards of ownership of the goods have been transferred. Revenue arising from services is recognised when the service is rendered. Interest is recognised on a time proportion basis (taking into account the principal outstanding, the effective rate and the period), unless collectability is in doubt. Dividends are recognised when the right to receive payment is established.

### (xvi) Treasury shares

Shares in the Company held by Group companies as well as shares held by The Remgro Share Trust are classified as treasury shares and are held at cost. These shares are treated as a deduction from the issued number of shares and taken into account in the calculation of the weighted average number of shares. The cost price of the shares is deducted from the Group's equity.

## (xvii) New accounting policies and interpretations

All new accounting standards, interpretations and amendments to IFRS, that were issued prior to 31 March 2006, but not yet effective on that date, were considered by management. The standards that are applicable to the Group, but that were not implemented early, are the following:

- IFRS 6: Exploration for and evaluation of mineral resources
- IFRS 7: Financial instruments: disclosures
- IFRIC 4: Determining whether an arrangement contains a lease
- IFRIC 5: Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds
- IFRIC 6: Liabilities from participation in a specific market – waste electrical and electronic equipment
- IFRIC 7: Applying the restatement approach under IAS 29: Financial reporting in hyperinflationary economies
- IFRIC 9: Reassessment of embedded derivatives
- Amendment to IFRS 1: First-time adoption of International Financial Reporting Standards pertaining to IFRS 6: Liabilities from participation in a specific market – waste electrical and electronic equipment
- Amendment to IFRS 4: Insurance contracts pertaining to financial guarantee contracts
- Amendment to IAS 1: Presentation of financial statements pertaining to capital disclosures
- Amendment to IAS 19: Employee benefits pertaining to actuarial gains and losses
- Amendment to IAS 21: The effects of changes in foreign exchange rates pertaining to net investments in foreign operations
- Amendments to IAS 39: Financial instruments: Recognition and measurements pertaining to cash flow hedge accounting of forecast intergroup transactions, the fair value option and financial guarantee contracts

The application of the standards and interpretations mentioned above in future financial reporting periods is not expected to have a significant effect on the Group's financial results, financial position and cash flow.

# BALANCE SHEETS

## AT 31 MARCH 2006

| R million | Notes | CONSOLIDATED 2006 | CONSOLIDATED 2005 | THE COMPANY 2006 | THE COMPANY 2005 |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| **Non-current assets** | | | | | |
| Property, plant and equipment | 2 | 2 318 | 3 995 | – | – |
| Biological agricultural assets | 3 | 95 | 94 | – | – |
| Investment properties | 4 | 31 | 31 | – | – |
| Goodwill and trade marks | 5 | 352 | 386 | – | – |
| Investments – Associated companies | 6 | 26 098 | 28 201 | – | – |
| – Other | 7 | 4 136 | 1 948 | – | – |
| Loans | | 6 | 157 | – | – |
| Deferred taxation | 19 | 90 | 154 | – | – |
| | | 33 126 | 34 966 | – | – |
| **Current assets** | | 8 210 | 4 773 | 2 795 | 8 000 |
| Inventories | 8 | 620 | 651 | – | – |
| Biological agricultural assets | 3 | 242 | 239 | – | – |
| Debtors and short-term loans | | 878 | 1 450 | 2 795 | 8 000 |
| Derivative instruments | 27 | 46 | 1 | – | – |
| Taxation | | 67 | 60 | – | – |
| Cash and cash equivalents | 9 | 6 357 | 2 372 | – | – |
| **Total assets** | | 41 336 | 39 739 | 2 795 | 8 000 |
| **EQUITY AND LIABILITIES** | | | | | |
| **Issued capital** | 10 | 8 | 8 | 8 | 8 |
| **Reserves** | 11 | 37 898 | 37 377 | 2 779 | 7 986 |
| **Treasury shares** | 10 | (412) | (2 552) | – | – |
| **Shareholders' equity** | | 37 494 | 34 833 | 2 787 | 7 994 |
| **Minority interest** | | 596 | 2 011 | | |
| **Total equity** | | 38 090 | 36 844 | 2 787 | 7 994 |
| **Non-current liabilities** | | 1 144 | 866 | – | – |
| Retirement benefits | 12 | 185 | 232 | – | – |
| Long-term loans | 13 | 169 | 161 | – | – |
| Deferred taxation | 19 | 790 | 473 | – | – |
| **Current liabilities** | | 2 102 | 2 029 | 8 | 6 |
| Trade and other payables | | 1 458 | 1 708 | 8 | 6 |
| Short-term loans | 14 | 101 | 214 | – | – |
| Provisions | 15 | 41 | 21 | – | – |
| Derivative instruments | 27 | 29 | 17 | – | – |
| Taxation | | 473 | 69 | – | – |
| **Total equity and liabilities** | | 41 336 | 39 739 | 2 795 | 8 000 |

# INCOME STATEMENTS

| R million | Notes | CONSOLIDATED 2006 | 2005 | THE COMPANY 2006 | 2005 |
|---|---|---|---|---|---|
| Sales | | 9 802 | 9 948 | | |
| Inventory expenses | | (4 919) | (5 205) | | |
| Personnel costs | 22 | (2 603) | (2 442) | | |
| Depreciation | 16 | (293) | (262) | | |
| Other net operating expenses | 16 | (771) | (953) | (3) | (2) |
| Dividends received | 18 | 410 | 79 | 4 191 | 2 907 |
| Interest received | 16 | 341 | 275 | | |
| Finance costs | | (29) | (56) | | |
| Net impairment of investments, assets and goodwill | | 3 | 22 | | |
| Profit on redemption and sale of investments | 16 | 3 162 | 2 194 | | |
| Consolidated profit before tax | | 5 103 | 3 600 | 4 188 | 2 905 |
| Taxation | 19 | (857) | (417) | | (1) |
| Consolidated profit after tax | | 4 246 | 3 183 | 4 188 | 2 904 |
| Share of after-tax profit of associated companies | 20 | 4 354 | 5 742 | | |
| **Net profit for the year** | | **8 600** | **8 925** | **4 188** | **2 904** |
| *Attributable to:* | | | | | |
| Equity holders | | 8 202 | 8 518 | 4 188 | 2 904 |
| Minority interest | | 398 | 407 | | |
| | | 8 600 | 8 925 | 4 188 | 2 904 |

| EARNINGS PER SHARE | | Cents | Cents | | |
|---|---|---|---|---|---|
| – Basic | 1 | 1 697.6 | 1 712.9 | | |
| – Diluted | | 1 671.3 | 1 677.2 | | |

| ASSOCIATED COMPANIES | R million | R million |
|---|---|---|
| **Share of after-tax profit of associated companies** | | |
| Profit before taking into account impairments, capital and non-recurring items | 4 428 | 4 514 |
| Net impairment of investments, assets and goodwill | (157) | (202) |
| Profit on the sale of investments | 681 | 1 663 |
| Restructuring costs | (280) | (265) |
| Non-recurring portion of BEE costs | (380) | – |
| Other capital and non-recurring items | 62 | 32 |
| | 4 354 | 5 742 |

# STATEMENTS OF CHANGES IN EQUITY

CONSOLIDATED

ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

| R million | Issued capital | Equity reserves | Other non-distributable reserves | Fair value reserves | Retained earnings | Treasury shares | Share-holders' equity | Minority interest | Total equity |
|---|---|---|---|---|---|---|---|---|---|
| **2006** | | | | | | | | | |
| **Balances at 1 April** | 8 | 15 417 | 1 091 | 1 261 | 19 608 | (2 552) | 34 833 | 2 011 | 36 844 |
| IFRS adjustments at 1 April | | (341) | | | | | (341) | | (341) |
| **Restated balances at 1 April** | 8 | 15 076 | 1 091 | 1 261 | 19 608 | (2 552) | 34 492 | 2 011 | 36 503 |
| Total income accounted for | | (1 035) | (213) | 1 903 | 8 055 | | 8 710 | 398 | 9 108 |
| Exchange rate adjustments | | (1 035) | (213) | | (147) | | (1 395) | | (1 395) |
| Net fair value adjustments for the year | | | | 1 903 | | | 1 903 | | 1 903 |
| Net income directly accounted for in equity | | (1 035) | (213) | 1 903 | (147) | | 508 | | 508 |
| Net profit for the year | | | | | 8 202 | | 8 202 | 398 | 8 600 |
| Dividends paid | | | | | (4 525) | | (4 525) | (151) | (4 676) |
| Capital invested by minorities | | | | | | | | 17 | 17 |
| Transfer between reserves | | (2 024) | 173 | | 1 851 | | – | | – |
| Change in reserves of subsidiary companies, associated companies and joint ventures | | (242) | (14) | (4) | (3) | | (263) | (264) | (527) |
| Transfer of retained income of associated companies | | 897 | | | (897) | | – | | – |
| Purchase of shares by wholly owned subsidiary (treasury shares) | | | | | | (977) | (977) | | (977) |
| Medi-Clinic* | | 1 354 | (16) | | (1 338) | | – | (1 418) | (1 418) |
| Shares purchased by The Remgro Share Trust | | | | | | 92 | 92 | | 92 |
| Long-term share incentive scheme reserve | | | (24) | | | | (24) | 3 | (21) |
| Cancellation of treasury shares | | | | | (3 036) | 3 025 | (11) | | (11) |
| **Balances at 31 March** | 8 | 14 026 | 997 | 3 160 | 19 715 | (412) | 37 494 | 596 | 38 090 |

*\* Medi-Clinic was consolidated for nine months only and is accounted for as an associated company from 1 January 2006.*

| R million | Issued capital | Equity reserves | Other non-distributable reserves | Fair value reserves | Retained earnings | Treasury shares | Share-holders' equity | Minority interest | Total equity |
|---|---|---|---|---|---|---|---|---|---|
| 2005 | | | | | | | | | |
| **Balances at 1 April** | 8 | 11 502 | 542 | 1 215 | 17 250 | (1 293) | 29 224 | 1 702 | 30 926 |
| Total income accounted for | | 110 | 112 | 46 | 8 541 | | 8 809 | 407 | 9 216 |
| Exchange rate adjustments | | 110 | 112 | | 23 | | 245 | | 245 |
| Net fair value adjustments for the year | | | | 46 | | | 46 | | 46 |
| Net income directly accounted for in equity | | 110 | 112 | 46 | 23 | | 291 | | 291 |
| Net profit for the year | | | | | 8 518 | | 8 518 | 407 | 8 925 |
| Dividends paid | | | | | (2 509) | | (2 509) | (133) | (2 642) |
| Capital invested by minorities | | | | | | | | 18 | 18 |
| Transfer between reserves | | (7) | 432 | | (425) | | – | | – |
| Change in reserves of subsidiary companies, associated companies and joint ventures | | 568 | (3) | | (5) | | 560 | 14 | 574 |
| Transfer of retained income of associated companies | | 3 244 | | | (3 244) | | – | | – |
| Purchase of shares by wholly owned subsidiary (treasury shares) | | | | | | (1 235) | (1 235) | | (1 235) |
| Shares purchased by The Remgro Share Trust | | | | | | (24) | (24) | | (24) |
| Long-term share incentive scheme reserve | | | 8 | | | | 8 | 3 | 11 |
| **Balances at 31 March** | 8 | 15 417 | 1 091 | 1 261 | 19 608 | (2 552) | 34 833 | 2 011 | 36 844 |

THE COMPANY

| R million | 2006 | 2005 |
|---|---|---|
| Balances at 1 April | 7 994 | 7 700 |
| Issued capital | 8 | 8 |
| Retained earnings | 7 986 | 7 692 |
| Shares cancelled | (4 535) | – |
| Net profit for the year | 4 188 | 2 904 |
| Dividends paid | (4 860) | (2 610) |
| **Balances at 31 March** | 2 787 | 7 994 |

| R million | Notes | CONSOLIDATED | | THE COMPANY | |
|---|---|---|---|---|---|
| | | **2006** | 2005 | **2006** | 2005 |
| **Cash flows – operating activities** | | | | | |
| Consolidated profit before taxation | | **5 103** | 3 600 | **4 188** | 2 905 |
| Adjustments | 21.1 | **(3 588)** | (2 185) | **(4 191)** | (2 907) |
| Consolidated profit/(loss) before working capital changes | | **1 515** | 1 415 | **(3)** | (2) |
| Working capital changes | 21.2 | **(41)** | 151 | **(2)** | 1 |
| Cash generated/(utilised) from operations | | **1 474** | 1 566 | **(5)** | (1) |
| Cash flow generated from returns on investments | | **4 200** | 2 670 | **4 191** | 2 907 |
| Interest received | | **341** | 275 | **–** | – |
| Interest paid | | **(29)** | (56) | **–** | – |
| Dividends received | 21.3 | **3 888** | 2 451 | **4 191** | 2 907 |
| Taxation (paid)/received | 21.4 | **(369)** | (546) | **–** | 1 |
| Cash available from operating activities | | **5 305** | 3 690 | **4 186** | 2 907 |
| Dividends paid | 21.5 | **(4 676)** | (2 642) | **(4 860)** | (2 610) |
| Cash inflow/(outflow) from operating activities | | **629** | 1 048 | **(674)** | 297 |
| **Cash flows – investing activities** | | | | | |
| Net investments to maintain operations | | **(54)** | (82) | **–** | – |
| Replacement of property, plant and equipment | | **(83)** | (176) | **–** | – |
| Proceeds on disposal of property, plant and equipment | | **29** | 94 | **–** | – |
| Investments to expand operations | | **(1 362)** | (3 134) | **–** | – |
| Additions to – property, plant and equipment | | **(607)** | (315) | **–** | – |
| – investments and loans | | **(609)** | (218) | **–** | – |
| Business acquired | | **(146)** | (503) | **–** | – |
| Investment in participation securities | | **–** | (2 098) | **–** | – |
| Proceeds from disposal of investments and business | | **6 585** | 2 285 | **–** | – |
| Proceeds from disposal of – investments and loans | | **6 585** | 185 | **–** | – |
| – debentures | | **–** | 2 100 | **–** | – |
| Medi-Clinic's cash transferred to associate | | **(879)** | – | **–** | – |
| Purchase of treasury shares | | **(926)** | (1 272) | **–** | – |
| Net cash generated/(utilised) before financing activities | | **3 993** | (1 155) | **(674)** | 297 |
| **Cash flows – financing activities** | | **99** | 9 | **674** | (297) |
| (Increase)/decrease in loans to subsidiary companies | | **93** | (10) | **5 209** | (297) |
| Issue of new shares by subsidiary companies | | **10** | 7 | **–** | – |
| Capital contributed by minorities of subsidiary company | | **7** | 1 | **–** | – |
| Buy-back of shares by a subsidiary company | | **–** | 11 | **–** | – |
| Shares cancelled | | **(11)** | – | **(4 535)** | – |
| Net increase/(decrease) in cash and cash equivalents | | **4 092** | (1 146) | **–** | – |
| Cash and cash equivalents at the beginning of the year | | **2 247** | 3 393 | **–** | – |
| Cash and cash equivalents at the end of the year | | **6 339** | 2 247 | **–** | – |
| Cash and cash equivalents – per balance sheet | | **6 357** | 2 372 | | |
| Bank overdraft | | **(18)** | (125) | | |

|  |  | 2006<br>R million | 2005<br>R million |
|---|---|---|---|
| 1. | **EARNINGS** | | |
| | **HEADLINE EARNINGS RECONCILIATION** | | |
| | **Net profit for the year attributable to equity holders** | **8 202** | 8 518 |
| | Plus/(minus) – portion attributable to equity holders: | | |
| | – Net impairment of investments, assets and goodwill | **157** | 197 |
| | – Profit on redemption and sale of investments | **(3 475)** | (3 828) |
| | – Restructuring costs | **279** | 216 |
| | – Other capital and non-recurring items | **(67)** | (38) |
| | – Net surplus, after tax on disposal of property, plant and equipment | **(12)** | (67) |
| | **Headline earnings** | **5 084** | 4 998 |
| | Non-recurring portion of BEE costs | **380** | – |
| | **Headline earnings – Excluding non-recurring portion of BEE costs** | **5 464** | 4 998 |
| | **EARNINGS PER SHARE** | **Cents** | Cents |
| | **Headline earnings per share** | | |
| | – Basic | **1 052.3** | 1 005.0 |
| | – Diluted | **1 027.7** | 977.7 |
| | **Headline earnings per share – Excluding non-recurring portion of BEE costs** | | |
| | – Basic | **1 130.9** | 1 005.0 |
| | – Diluted | **1 106.1** | 977.7 |
| | **Earnings per share** | | |
| | – Basic | **1 697.6** | 1 712.9 |
| | – Diluted | **1 671.3** | 1 677.2 |

**Earnings per share**

In determining the earnings per share and headline earnings per share the weighted number of shares in issue, being 483 154 691 (2005: 497 292 403), was taken into account after deduction of the treasury shares as well as shares held by The Remgro Share Trust.

**Diluted earnings per share**

In determining the diluted earnings per share and diluted headline earnings per share the weighted number of shares in issue was adjusted for the deemed dilutive effect of the shares accepted by participants by the Remgro Share Scheme but not yet delivered.

Because the scheme shares have to be accounted for as treasury shares, the delivery thereof to participants will be regarded as an issue of shares. As the market value (fair value) of the shares at date of delivery will differ from the offer value, the number of shares represented by the difference will be regarded as an issue of ordinary shares for no consideration. These imputed shares total 1 352 255 (2005: 1 472 955) and have been added to the weighted number of shares to determine the dilutive effect.

Some subsidiary and associated companies have similar management incentive schemes as well as other instruments that can dilute these companies' earnings in the future. To calculate Remgro's diluted earnings per share, R105 million (2005: R122 million) and R105 million (2005: R153 million) were offset against headline earnings and earnings respectively to account for the potential diluted effect.

## 2. PROPERTY, PLANT AND EQUIPMENT

| | **2006** Cost R million | Accumulated depreciation R million | Net value R million | 2005 Cost R million | Accumulated depreciation R million | Net value R million |
|---|---|---|---|---|---|---|
| Land and buildings | **1 104** | **393** | **711** | 2 399 | 384 | 2 015 |
| Capital expansion in progress | **163** | **–** | **163** | 274 | – | 274 |
| Machinery and equipment | **2 312** | **1 100** | **1 212** | 3 123 | 1 602 | 1 521 |
| Vehicles | **376** | **157** | **219** | 244 | 140 | 104 |
| Office equipment | **39** | **26** | **13** | 225 | 144 | 81 |
| | **3 994** | **1 676** | **2 318** | 6 265 | 2 270 | 3 995 |

| Depreciation rates are as follows: | **2006 %** | 2005 % |
|---|---|---|
| Buildings | **0 – 50** | 0 – 50 |
| Machinery and equipment | **2 – 100** | 4 – 100 |
| Vehicles | **5 – 33⅓** | 10 – 25 |
| Office equipment | **5 – 33⅓** | 10 – 33⅓ |

| Reconciliation of carrying value at the beginning and end of the year | Land and buildings R million | Machinery and equipment R million | 2006 R million | Land and buildings R million | Machinery and equipment R million | 2005 R million |
|---|---|---|---|---|---|---|
| Balances at 1 April | **2 289** | **1 706** | **3 995** | 2 041 | 1 478 | 3 519 |
| Additions | **245** | **444** | **689** | 156 | 331 | 487 |
| Disposals | **(17)** | **(12)** | **(29)** | (24) | (18) | (42) |
| Depreciation | **(31)** | **(262)** | **(293)** | (18) | (244) | (262) |
| Businesses acquired | **126** | **149** | **275** | 185 | 110 | 295 |
| Businesses disposed | **–** | **(2)** | **(2)** | – | – | – |
| Medi-Clinic* | **(1 730)** | **(581)** | **(2 311)** | | | |
| Other | **(8)** | **2** | **(6)** | (51) | 49 | (2) |
| **Balances at 31 March** | **874** | **1 444** | **2 318** | 2 289 | 1 706 | 3 995 |

* Medi-Clinic was consolidated for nine months only and is accounted for as an associated company from 1 January 2006.

Liabilities resulting from mortgage loans, finance leases and instalment sale agreements are secured by vehicles with a book value of R2 million (2005: R227 million).

The registers containing details of land and buildings are available for inspection by members or their proxies at the registered offices of the companies to which the relevant properties belong.

## 3. BIOLOGICAL AGRICULTURAL ASSETS

Included in non-current assets:

| **Reconciliation of carrying value at the beginning and end of the year** | ***Sugarcane roots*** **R million** | ***Sugarcane plants*** **R million** | ***Citrus*** **R million** | **2006 R million** | *Sugarcane roots* R million | *Sugarcane plants* R million | *Citrus* R million | 2005 R million |
|---|---|---|---|---|---|---|---|---|
| Balances at 1 April | **45** | **35** | **14** | **94** | 37 | 35 | 13 | 85 |
| Fair value adjustment | **2** | **(1)** | **–** | **1** | 8 | – | 1 | 9 |
| **Balances at 31 March** | **47** | **34** | **14** | **95** | 45 | 35 | 14 | 94 |

| **The quantity at 31 March is as follows:** | **2006** | 2005 |
|---|---|---|
| Sugarcane roots (ha) | **8 343** | 8 705 |
| Sugarcane plants (tons) | **33 733** | 37 655 |
| Citrus (ha) | **1 482** | 1 443 |

Included in current assets:

| **Reconciliation of carrying value at the beginning and end of the year** | ***Breeding stock*** **R million** | ***Broiler stock*** **R million** | **2006 R million** | *Breeding stock* R million | *Broiler stock* R million | 2005 R million |
|---|---|---|---|---|---|---|
| Balances at 1 April | **148** | **91** | **239** | 139 | 78 | 217 |
| Additions | **376** | **1 901** | **2 277** | 385 | 1 990 | 2 375 |
| Decrease due to harvest | **(382)** | **(1 901)** | **(2 283)** | (377) | (1 980) | (2 357) |
| Fair value adjustment | **1** | **8** | **9** | 1 | 3 | 4 |
| **Balances at 31 March** | **143** | **99** | **242** | 148 | 91 | 239 |

## 4. INVESTMENT PROPERTIES

| | **2006** | | | 2005 | | |
|---|---|---|---|---|---|---|
| | ***Cost*** **R million** | ***Accumulated depreciation*** **R million** | ***Net value*** **R million** | *Cost* R million | *Accumulated depreciation* R million | *Net value* R million |
| Land | **3** | **–** | **3** | 3 | – | 3 |
| Buildings | **28** | **–** | **28** | 28 | – | 28 |
| | **31** | **–** | **31** | 31 | – | 31 |

| **Reconciliation of carrying value at the beginning and end of the year** | ***Land*** **R million** | ***Buildings*** **R million** | **2006 R million** | *Land* R million | *Buildings* R million | 2005 R million |
|---|---|---|---|---|---|---|
| Balances at 1 April | **3** | **28** | **31** | 3 | 26 | 29 |
| Businesses acquired | **–** | **–** | **–** | – | 2 | 2 |
| **Balances at 31 March** | **3** | **28** | **31** | 3 | 28 | 31 |

The South African investment properties were valued during the 2005 financial year by an independent, qualified valuer by using market information. The fair value of these investment properties was determined by increasing the 2005 valuation by 6%. Foreign investment properties were valued by an independent, qualified valuer during the current year. The fair value of the investment properties, VAT exclusive, is R292 million (2005 valuation: R276 million).

No depreciation was provided for on investment properties, as all the assets have significant residual values. The remaining useful life of the assets is estimated as 50 years.

The registers containing details of investment properties are available for inspection by members or their proxies at the registered offices of the companies to which the relevant properties belong.

## 5. GOODWILL AND TRADE MARKS

| | 2006 Cost or valuation R million | 2006 Accumulated impairment/ amortisation R million | 2006 Net value R million | 2005 Cost or valuation R million | 2005 Accumulated impairment/ amortisation R million | 2005 Net value R million |
|---|---|---|---|---|---|---|
| Goodwill | 317 | 1 | 316 | 382 | 3 | 379 |
| Trade marks | 99 | 63 | 36 | 67 | 60 | 7 |
| | 416 | 64 | 352 | 449 | 63 | 386 |

| | 2006 % | 2005 % |
|---|---|---|
| Amortisation rates are as follows: | | |
| Trade marks | 5 – 6⅔ | 5 – 6⅔ |

| Reconciliation of carrying value at the beginning and end of the year | Goodwill R million | Trade marks R million | 2006 R million | Goodwill R million | Trade marks R million | 2005 R million |
|---|---|---|---|---|---|---|
| Balances at the beginning of the year | 379 | 7 | 386 | 46 | 8 | 54 |
| Additions | – | 41 | 41 | – | – | – |
| Amortisation | – | (8) | (8) | – | (1) | (1) |
| Impairment | – | – | – | (3) | – | (3) |
| Businesses acquired | 9 | – | 9 | 336 | – | 336 |
| Medi-Clinic* | (44) | (4) | (48) | – | – | – |
| Other | (28) | – | (28) | – | – | – |
| Balances at the end of the year | 316 | 36 | 352 | 379 | 7 | 386 |

*\* Medi-Clinic was consolidated for nine months only and is accounted for as an associated company from 1 January 2006.*

Goodwill is tested annually for any possible impairment and for this reason allocated to the respective cash-generating units as indicated below. The recoverable amount of goodwill is based on the intrinsic value or value in use of each cash-generating unit. Intrinsic value is determined referring to market value or directors' valuation. Refer to page 27 for an analysis of Remgro's intrinsic value.

| | Rainbow Chicken Limited and its subsidiaries | Tsb Sugar RSA Limited and its subsidiaries | Wispeco Holdings Limited and its subsidiaries | 2006 Total |
|---|---|---|---|---|
| Goodwill allocated (R million) | 291 | 15 | 10 | 316 |
| Basis of valuation of cash-generating units | Fair value/ value in use | Directors' valuation | Directors' valuation | |

R287 million of the goodwill relating to Rainbow Chicken and its subsidiaries relates to the acquisition of Vector Logistics (Pty) Limited in 2005. In determining the value in use of the cash-generating unit to which this goodwill was allocated, the following assumptions were used:

| | |
|---|---|
| Discount rate | 12.44% |
| Growth rate | 5.0% |
| Period | 5 years |

Sensitivity analysis of assumptions used in the goodwill impairment test:

| Assumption | Movement | Impairment |
|---|---|---|
| Discount rate | +5% | Nil |
| Growth rate | −5% | Nil |

During the year under review no impairment of goodwill occurred.

6.  INVESTMENTS – ASSOCIATED COMPANIES
    (Annexures B & C)

| | Listed R million | 2006 Unlisted R million | Total R million | Listed R million | 2005 Unlisted R million | Total R million |
|---|---|---|---|---|---|---|
| Shares – at cost | 3 873 | 3 257 | 7 130 | 4 392 | 2 779 | 7 171 |
| Goodwill | 2 721 | 187 | 2 908 | 2 927 | 424 | 3 351 |
| Equity adjustment | 3 395 | 12 311 | 15 706 | 4 627 | 12 463 | 17 090 |
| Carrying value | 9 989 | 15 755 | 25 744 | 11 946 | 15 666 | 27 612 |
| Long-term loans | – | 354 | 354 | – | 589 | 589 |
| | 9 989 | 16 109 | 26 098 | 11 946 | 16 255 | 28 201 |
| Market values of listed investments | 23 248 | | 23 248 | 19 893 | | 19 893 |
| Directors' valuation of unlisted investments | | 41 564 | 41 564 | | 31 301 | 31 301 |
| Market values and directors' valuation | 23 248 | 41 564 | 64 812 | 19 893 | 31 301 | 51 194 |
| Excess of market values and directors' valuation over the carrying value of investments: | | | | | | |
| – attributable to equity holders | | | 38 714 | | | 22 974 |
| – attributable to minority | | | – | | | 19 |
| | | | 38 714 | | | 22 993 |

Of the directors' valuations of unlisted investments stated above, a substantial proportion amounting to R36 177 million (2005: R27 707million) was based on the stock exchange prices of underlying listed shares held by the unlisted investments concerned.

| Reconciliation of carrying value at the beginning and end of the year | 2006 R million | 2005 R million |
|---|---|---|
| Carrying value at the beginning of the year | 28 201 | 22 168 |
| IFRS adjustments at 1 April | (341) | – |
| Exchange rate differences on translation of carrying value at the beginning of the year to year-end rate | (1 035) | 110 |
| *Income of associated companies retained* | 910 | 3 269 |
| Share of net attributable profit of associated companies | 4 354 | 5 742 |
| Dividends received from associated companies | (3 349) | (2 501) |
| Exchange rate differences on translation between average rate to year-end rates | (95) | 28 |
| Equity-accounted movements on reserves | (240) | 562 |
| Loans repaid | (196) | (84) |
| Disposals/capital reductions | (3 050) | (35) |
| Investments | 617 | 2 098 |
| Associated investments reclassified as subsidiary companies | (19) | (7) |
| Medi-Clinic* | 1 460 | – |
| Other movements | (209) | 120 |
| Carrying value at the end of the year | 26 098 | 28 201 |

* Medi-Clinic was consolidated for nine months only and is accounted for as an associated company from 1 January 2006.

## 7. INVESTMENTS – OTHER
(Annexure B)

| | Listed R million | 2006 Unlisted R million | Total R million | Listed R million | 2005 Unlisted R million | Total R million |
|---|---|---|---|---|---|---|
| **Consolidated** | | | | | | |
| Investments – other | | | | | | |
| Shares – available-for-sale | 4 013 | 123 | 4 136 | 1 866 | 82 | 1 948 |
| Market values of listed investments | 4 013 | | 4 013 | 1 866 | | 1 866 |
| Directors' valuation of unlisted investments | | 123 | 123 | | 82 | 82 |
| Market values and directors' valuation | 4 013 | 123 | 4 136 | 1 866 | 82 | 1 948 |

| Reconciliation of carrying value of investments available-for-sale at the beginning and end of the year | 2006 R million | 2005 R million |
|---|---|---|
| Balances at the beginning of the year | 1 948 | 1 861 |
| Fair value adjustments for the year | 2 216 | 56 |
| Additions | 2 | 31 |
| Medi-Clinic* | (13) | – |
| Sales | (7) | – |
| Investment reclassified as associated company | (10) | – |
| **Balances at the end of the year** | 4 136 | 1 948 |

*\* Medi-Clinic was consolidated for nine months only and is accounted for as an associated company from 1 January 2006.*

## 8. INVENTORIES

| | | |
|---|---|---|
| Raw materials | 249 | 307 |
| Finished products | 319 | 294 |
| Work in progress | 6 | 2 |
| Consumable stores | 46 | 48 |
| | 620 | 651 |

## 9. CASH AND CASH EQUIVALENTS

| | | |
|---|---|---|
| Cash at the centre | 5 795 | 1 094 |
| Other operating subsidiaries | 562 | 1 278 |
| | 6 357 | 2 372 |

At year-end cash and cash equivalents earned interest at effective interest rates that vary between 6.75% and 7.10% (2005: 6.50% and 7.50%) per annum at local financial institutions and between 4.42% and 4.43% (2005: 4.70% and 4.72%) per annum in foreign countries.

## 10. SHARE CAPITAL

**Authorised**

| | | |
|---|---|---|
| 512 493 650 ordinary shares of 1 cent each | 5.1 | 5.1 |
| 40 506 352 B ordinary shares of 10 cents each | 4.1 | 4.1 |
| | 9.2 | 9.2 |

**Issued**

| | | |
|---|---|---|
| 448 802 207 (2005: 486 493 650) ordinary shares of 1 cent each | 4.5 | 4.9 |
| 35 506 352 (2005: 35 506 352) B ordinary shares of 10 cents each | 3.5 | 3.5 |
| | 8.0 | 8.4 |

| | Number of shares | Number of shares |
|---|---|---|
| **10.** **SHARE CAPITAL** (*continued*) | | |
| **Movement of the ordinary shares of 1 cent each for the year:** | | |
| Total number of shares issued at 1 April | **486 493 650** | 486 493 650 |
| Shares cancelled | **(37 691 443)** | – |
| Total number of shares issued at 31 March | **448 802 207** | 486 493 650 |

Each ordinary share has one vote.

Each B ordinary share has ten votes.

Number of shares held in treasury by a wholly owned subsidiary and shares held by The Remgro Share Trust (ordinary shares of 1 cent each): 4 473 004 (2005: 34 903 000).

The unissued capital of the Company consists of 63 691 443 ordinary shares and 5 000 000 B ordinary shares. On 21 September 2000, 26 000 000 of the ordinary shares and all the B ordinary shares were reserved for allotment and issue in terms of The Remgro Share Trust in terms of an ordinary resolution of shareholders.

At a general meeting held on 26 August 2005, the unissued shares comprising 26 000 000 ordinary shares of 1 cent each and 5 000 000 B ordinary shares of 10 cents each were placed under the control of the Board of Directors as a general authority in terms of section 221(2) of the Companies Act, 1973 (Act 61 of 1973), as amended (the Act), subject to the provisions of the Act and the Rules and Requirements of the JSE until the next annual general meeting of the Company, for allotment and issue in accordance with the rules of The Remgro Share Trust.

Details in respect of the share scheme and the current year's offers are disclosed in note 24 and the Report of the Board of Directors.

| | **2006** **R million** | 2005 R million |
|---|---|---|
| **11.** **RESERVES** | | |
| **11.1 Composition of reserves** | | |
| The Company: | | |
| Retained earnings | **2 779** | 7 986 |
| Subsidiary companies and joint ventures | **21 093** | 13 974 |
| Non-distributable reserves | **4 157** | 2 352 |
| Retained earnings | **16 936** | 11 622 |
| Associated companies: | | |
| Non-distributable reserves | **14 026** | 15 417 |
| | **37 898** | 37 377 |
| Statutory non-distributable reserves included in | **345** | 380 |
| General capital reserves | **9** | 9 |
| Other non-distributable reserves | **336** | 371 |

**11.2 Included in the respective reserves above are reserves arising on exchange rate translation**

| | Other non-distributable reserves R million | Equity accounted reserves R million | Retained earnings R million | **2006** **Total** **R million** | 2005 Total R million |
|---|---|---|---|---|---|
| Balances at 1 April | **112** | **138** | **(5)** | **245** | – |
| Exchange rate adjustments during the year | **(217)** | **(1 035)** | **(147)** | **(1 399)** | 245 |
| Transfer of equity adjustment | | **(95)** | **95** | **–** | – |
| **Balances at 31 March** | **(105)** | **(992)** | **(57)** | **(1 154)** | 245 |

## 12. RETIREMENT BENEFITS

### 12.1 Retirement benefits

Some of the Company's subsidiaries have various defined benefit pension funds, defined contribution pension funds and defined contribution provident funds which are privately administered independent of the finances of the Group. All the funds are governed by the Pension Funds Act, 1956 (as amended). All salaried employees are obliged to accept membership of one of these funds.

The defined benefit pension funds are actuarially valued every three years and reviewed every year by independent actuaries according to the projected unit credit method. The other funds are financially reviewed every year. The actuarial valuation of these funds were conducted from 31 March 2002 to 31 December 2004.

| | 2006<br>R million | 2005<br>R million |
|---|---|---|
| **Balance sheet** | | |
| Amounts recognised in the balance sheet are as follows: | | |
| Present value of funded obligations | 592 | 650 |
| Fair value of plan assets | (645) | (615) |
| Funded position | (53) | 35 |
| Unrecognised actuarial profits/(losses) | 13 | (5) |
| Pension fund surplus limitation* | 109 | 40 |
| Net liability in balance sheet | 69 | 70 |
| Movement for the year: | | |
| Balances at 1 April | 70 | – |
| Exchange rate differences | 2 | – |
| Pension fund surplus limitation* | 14 | 1 |
| Total expense | (10) | 10 |
| Liabilities acquired in business combinations | – | 74 |
| Contributions | (7) | (15) |
| **Balances at 31 March** | 69 | 70 |

*\* The pension fund surplus is not recognised as an asset in the balance sheet as the process of allocating these surpluses in terms of the Pension Funds Act has not been finalised yet.*

| | 2006<br>R million | 2005<br>R million |
|---|---|---|
| **Income statement** | | |
| Amounts recognised in the income statement are as follows: | | |
| Current service costs | 4 | 17 |
| Interest on liability | 28 | 30 |
| Expected return on plan assets | (40) | (33) |
| Recognised net actuarial (profits)/losses in the year | (2) | (4) |
| Total expenses | (10) | 10 |
| Pension fund surplus limitation | 14 | 1 |
| Totals included in staff costs | 4 | 11 |
| Actual return on plan assets | 77 | 84 |

| Principal actuarial assumptions on balance sheet date | % | % |
|---|---|---|
| Discount rate | 5.5 – 8.5 | 5.5 – 8.5 |
| Expected rates of return on plan assets | 7.5 – 8.5 | 7.5 – 8.5 |
| Future salary increases | 2.75 – 5.5 | 2.75 – 5.5 |
| Future pension increases | 4.5 – 6.5 | 4.5 – 6.5 |
| Inflation rate | 2.75 – 4.5 | 2.75 – 4.0 |

|  |  | 2006<br>R million | 2005<br>R million |
|---|---|---:|---:|
| 12. | **RETIREMENT BENEFITS** (*continued*) | | |
|  | **12.2 Post-retirement medical benefits** | | |
|  | **Balance sheet** | | |
|  | Amounts recognised in the balance sheet are as follows: | | |
|  | Present value of funded obligations | 121 | 163 |
|  | Fair value of plan assets | (16) | – |
|  | Funded position | 105 | 163 |
|  | Unrecognised actuarial profits/(losses) | 11 | (1) |
|  | Net liability in balance sheet | 116 | 162 |
|  | Movement for the year: | | |
|  | Balances at 1 April | 162 | 119 |
|  | Total expense | 38 | 26 |
|  | Liability acquired in business combination | 16 | 26 |
|  | Contributions | (5) | (9) |
|  | Medi-Clinic* | (95) | – |
|  | **Balances at 31 March** | 116 | 162 |

*\* Medi-Clinic was consolidated for nine months only and is accounted for as an associated company from 1 January 2006.*

|  |  | 2006<br>R million | 2005<br>R million |
|---|---|---:|---:|
|  | **Income statement** | | |
|  | Amounts recognised in the income statement are as follows: | | |
|  | Current service costs | 22 | 14 |
|  | Interest on liability | 18 | 12 |
|  | Expected return on plan assets | (2) | – |
|  | Totals included in staff costs | 38 | 26 |
|  | Actual return on plan assets | 3 | – |

|  |  | % | % |
|---|---|---:|---:|
|  | **Principal actuarial assumptions on balance sheet date** | | |
|  | Discount rate | 7.5 | 8.5 |
|  | Expected return on plan assets | 8.5 | – |
|  | Annual increase in healthcare costs | 5.5 – 6.5 | 4.0 – 6.5 |

|  |  | 2006<br>R million | 2005<br>R million |
|---|---|---:|---:|
| 13. | **LONG-TERM LOANS** | | |
|  | Interest-bearing loans | | |
|  | Secured long-term loans with effective interest rates of between 6.0% and 10.0% (2005: 9.0% and 13.6%) per annum repayable over a period of between five to ten years | 195 | 187 |
|  | These liabilities are secured by assets with a book value of R46 million (2005: R225 million). | | |
|  | Net liabilities resulting from various capitalised finance leases and instalment sale agreements payable in monthly, quarterly and annual instalments at varying interest rates per annum (2005: 16.07%), amount to | 2 | 23 |
|  | These liabilities are secured by vehicles and equipment with a book value of R2 million (2005: R2 million). | | |
|  | Various unsecured loans with varying terms and interest rates | 1 | 1 |
|  |  | 198 | 211 |
|  | Instalments payable within one year transferred to short-term interest-bearing loans | (29) | (50) |
|  |  | 169 | 161 |
|  | Payable – two to five years | 169 | 105 |
|  | Payable thereafter | – | 56 |
|  |  | 169 | 161 |

| | 2006<br>R million | 2005<br>R million |
|---|---|---|
| **14. SHORT-TERM LOANS** | | |
| Interest-bearing loans | | |
| Portion of long-term interest-bearing loans payable within one year | 29 | 50 |
| Bank overdrafts | 18 | 125 |
| | 47 | 175 |
| Interest-free loans with no fixed repayment conditions | 54 | 39 |
| | 101 | 214 |

| | *Legal disputes***<br>R million | *Other**<br>R million | 2006<br>R million | *Legal disputes***<br>R million | *Other**<br>R million | 2005<br>R million |
|---|---|---|---|---|---|---|
| **15. PROVISIONS** | | | | | | |
| Balances at 1 April | 15 | 6 | 21 | 30 | 8 | 38 |
| Businesses acquired | – | 4 | 4 | – | 1 | 1 |
| Additional provisions | 21 | 1 | 22 | – | 3 | 3 |
| Unused amounts | – | – | – | (2) | (3) | (5) |
| | 36 | 11 | 47 | 28 | 9 | 37 |
| Provisions utilised during the year | (6) | – | (6) | (14) | (2) | (16) |
| **Balances at 31 March** | 30 | 11 | 41 | 14 | 7 | 21 |

* *Various smaller provisions*

** *Litigation, of which the timing and outcome is uncertain, is in progress against certain subsidiary companies.*

| | 2006<br>R million | 2005<br>R million |
|---|---|---|
| **16. PROFIT** | | |
| Profit is stated after taking the following into account: | | |
| **Income** | | |
| Fair value adjustment – biological assets | 5 | 14 |
| Fair value adjustment – investments | 59 | – |
| Rental income – investment properties | 10 | 9 |
| Interest received | 341 | 275 |
| Shareholders' loan to associated company | 29 | 44 |
| Other | 312 | 231 |
| Profit/(loss) on sale of property, plant and equipment | (2) | 35 |
| Profit on redemption and sale of investments* | 3 162 | 2 194 |
| Exchange rate differences | – | 26 |
| **Expenses** | | |
| Amortisation of trade marks | 8 | 1 |
| Fair value adjustment – investments | – | 60 |
| Expenses – investment properties | 2 | 2 |
| Rental | 70 | 68 |
| Land and buildings | 45 | 41 |
| Machinery and equipment | 16 | 20 |
| Vehicles | 3 | 3 |
| Office equipment | 6 | 4 |
| Research and development costs written off | 1 | 1 |
| Auditors' remuneration – audit fees | 10 | 8 |
| – other services | 3 | 1 |
| Professional fees | 22 | 13 |
| Depreciation | 293 | 262 |
| Buildings | 31 | 18 |
| Machinery and equipment | 215 | 206 |
| Vehicles | 23 | 12 |
| Office equipment | 24 | 26 |
| Exchange rate losses | 23 | – |

* *Refer to the Report of the Board of Directors for further information.*

| | 2006<br>R million | 2005<br>R million |
|---|---|---|
| **17.  ADMINISTRATION AND MANAGEMENT FEES** | | |
| Paid to M&I Management Services (Proprietary) Limited | 81 | 91 |
| Less: Fees received | (15) | (14) |
| Intergroup – excluding wholly owned subsidiaries | (6) | (7) |
| Other | (9) | (7) |
| Net | 66 | 77 |

| | THE COMPANY | | CONSOLIDATED | |
|---|---|---|---|---|
| | 2006<br>R million | 2005<br>R million | 2006<br>R million | 2005<br>R million |
| **18.  DIVIDEND INCOME** | | | | |
| Included in profit: | | | | |
| Listed | – | – | 404 | 74 |
| Unlisted – Subsidiary companies | 4 191 | 2 907 | | |
| – Other | – | – | 6 | 5 |
| | 4 191 | 2 907 | 410 | 79 |
| Dividends from associated companies set off against investments | | | 3 349 | 2 501 |

| | 2006<br>R million | 2005<br>R million |
|---|---|---|
| **19.  TAXATION** | | |
| **19.1 Taxation in income statement** | | |
| Current | 841 | 361 |
| – current year   – South African normal taxation | 488 | 330 |
| – Taxation on capital gain | 350 | 12 |
| – Foreign taxation | 5 | 17 |
| | 843 | 359 |
| – previous year – South African normal taxation | (2) | 3 |
| – Foreign taxation | – | (1) |
| Secondary taxation on companies | 27 | – |
| – current | 13 | 11 |
| – deferred | 14 | (11) |
| Deferred – current year | (8) | 58 |
| – previous year | 6 | (2) |
| – rate change | (9) | – |
| | 857 | 417 |
| **19.2 Reconciliation of effective tax rate of the Company and its** | | |
| **subsidiaries with standard rate** | % | % |
| Effective tax rate | 16.8 | 11.6 |
| Reduction/(increase) in standard rate as a result of: | | |
| Exempt dividend income | 2.3 | 0.6 |
| Non-taxable capital profit | 10.6 | 18.2 |
| Other non-taxable income/(expenses) | 0.1 | (0.2) |
| Foreign taxation | (0.3) | (0.3) |
| Taxation in respect of previous years | (0.2) | – |
| Taxation losses that can be utilised in future periods | – | 0.1 |
| Rate change | 0.2 | – |
| Secondary tax on companies | (0.5) | – |
| Standard rate | 29.0 | 30.0 |

| | 2006 R million | 2005 R million |
|---|---|---|
| **19. TAXATION** (*continued*) | | |
| **19.3 Deferred taxation** | | |
| **Deferred taxation liability** | **790** | 473 |
| Property, plant and equipment | **322** | 294 |
| Intangibles | **14** | – |
| Inventories | **75** | 76 |
| Provisions | **(67)** | (28) |
| Biological agricultural assets | **24** | 24 |
| Other | **5** | – |
| Investments | **417** | 107 |
| **Deferred tax asset** | **(90)** | (154) |
| Property, plant and equipment | **(12)** | 35 |
| Intangibles | **(3)** | – |
| Inventories | **(24)** | (24) |
| Provisions | **(24)** | (148) |
| STC credits | **–** | (15) |
| Other | **(10)** | 1 |
| Tax losses utilised | **(17)** | (3) |
| **Net deferred taxation** | **700** | 319 |
| The movement between balances of deferred taxation at the beginning and end of the year can be analysed as follows: | | |
| Beginning of the year | **319** | 274 |
| As per income statement | **3** | 45 |
| Direct on equity – fair value adjustment | **310** | 7 |
| Businesses acquired | **(3)** | (7) |
| Medi-Clinic* | **71** | – |
| | **700** | 319 |

\* *Medi-Clinic was consolidated for nine months only and is accounted for as an associated company from 1 January 2006.*

No deferred tax is provided on temporary differences relating to investments in subsidiary companies as Remgro controls the dividend policy of these companies and consequently also controls the reversal of the temporary differences.

The carrying values of investments in associated companies and joint ventures are mainly recovered through dividends. As no temporary differences exist, no deferred tax is provided.

**19.4 Tax losses**

| | 2006 R million | 2005 R million |
|---|---|---|
| Estimated tax losses available for set-off against future taxable income | **60** | 10 |
| Utilised to create deferred tax asset | **(60)** | (10) |
| | **–** | – |

|  |  | 2006<br>R million | 2005<br>R million |
|---|---|---:|---:|
| 19. | TAXATION (*continued*) |  |  |
|  | **19.5 Secondary taxation on companies (STC)** |  |  |
|  | The STC credits on 31 March, which could be set off against future dividend payments, amount to | **1 819** | 4 029 |
|  | – The Company | **596** | 980 |
|  | – Subsidiary companies | **1 223** | 3 049 |
|  | Utilised to create deferred tax asset | **–** | (117) |
|  | Unutilised STC credits | **1 819** | 3 912 |

A foreign wholly owned subsidiary company of Remgro has reserves available that will give rise to additional STC credits of R1 471 million when declared as dividends to its South African holding company.

Remgro's history regarding dividends received against ordinary dividends paid suggests increasing STC credits in time. It is therefore not likely that Remgro's STC credits will be utilised against ordinary dividends paid in the foreseeable future, and consequently no deferred tax asset has been created for the Company's unutilised STC credits.

|  |  | 2006<br>R million | 2005<br>R million |
|---|---|---:|---:|
| 20. | **EQUITY ADJUSTMENT** |  |  |
|  | **Share of net attributable profit of associated companies – per income statement** | **4 354** | 5 742 |
|  | Minority interest | **(6)** | (12) |
|  | Share of net profit retained in distributable reserves | **(7)** | (13) |
|  | Dividends received from associated companies | **(3 349)** | (2 501) |
|  | Share of net profit retained by associated companies | **992** | 3 216 |
|  | Exchange rate differences on translation between average rates and year-end rates | **(95)** | 28 |
|  | Equity adjustment transferred to non-distributable reserves (Refer to statements of changes in equity) | **897** | 3 244 |
|  | Portion of the share of net profit/(loss) retained by associated companies, that has been accounted for from unaudited interim reports and management accounts | **587** | 408 |
|  | **Contingent liabilities of associated companies** |  |  |
|  | Guarantees to third parties – Performance guarantees, suretyships and letters of credit of various associated companies | **371** | 346 |
|  | Contingent tax liabilities | **108** | 9 |

Product liabilities – British American Tobacco Plc (BAT) has contingent liabilities in respect of litigation regarding product liability, overseas taxation and guarantees in various countries. Despite the quality of defences judged by BAT to be available, BAT is of the opinion that there is a possibility that its results of operations or cash flows could be materially effected by the outcomes of such matters, which could give rise to a consequent effect on Remgro's share of BAT's results and attributable net assets.

Claims – There are a number of legal or potential claims against various associated companies, the outcome of which cannot be foreseen, but are not regarded as material individually or on a group basis.

| | | CONSOLIDATED | | THE COMPANY | |
|---|---|---|---|---|---|
| | | **2006**<br>**R million** | 2005<br>R million | **2006**<br>**R million** | 2005<br>R million |
| **21.** | **CASH FLOW INFORMATION** | | | | |
| | **21.1 Adjustments** | | | | |
| | Depreciation, amortisation of goodwill and trade marks | **302** | 263 | **–** | – |
| | Other | **(87)** | (22) | **–** | – |
| | Movement in provisions | **65** | 13 | **–** | – |
| | Interest received | **(341)** | (275) | **–** | – |
| | Interest paid | **29** | 56 | **–** | – |
| | Dividends received | **(410)** | (79) | **(4 191)** | (2 907) |
| | Capital loss/(surplus) on the sale of investments | **(3 161)** | (46) | **–** | – |
| | Net impairment of assets | **(3)** | (16) | **–** | – |
| | Share scheme cost | **18** | 24 | **–** | – |
| | Cash flow hedge | **–** | (3) | **–** | – |
| | Profit on the disposal of debentures | **–** | (2 100) | **–** | – |
| | | **(3 588)** | (2 185) | **(4 191)** | (2 907) |
| | **21.2 Decrease/(increase) in working capital** | | | | |
| | Decrease/(increase) in inventories and biological agricultural assets | **(139)** | 14 | **–** | – |
| | Decrease/(increase) in trade and other receivables | **(121)** | 299 | **(4)** | – |
| | Increase/(decrease) in trade and other payables | **252** | (177) | **2** | 1 |
| | Net movement in derivative instruments | **(33)** | 15 | **–** | – |
| | | **(41)** | 151 | **(2)** | 1 |
| | **21.3 Reconciliation of dividends received** | | | | |
| | Receivable at the beginning of the year | **129** | – | **–** | – |
| | Per income statement | **410** | 79 | **4 191** | 2 907 |
| | Dividends from associated companies set off against investments | **3 349** | 2 501 | | |
| | Receivable at the end of the year | **–** | (129) | **–** | – |
| | Cash received | **3 888** | 2 451 | **4 191** | 2 907 |
| | **21.4 Reconciliation of taxation paid with the amount disclosed in the income statement** | | | | |
| | Paid in advance at the beginning of the year | **60** | 31 | **–** | 2 |
| | Unpaid at the beginning of the year | **(69)** | (181) | **–** | – |
| | Per income statement | **(854)** | (372) | **–** | (1) |
| | – normal income | **(491)** | (349) | **–** | (1) |
| | – capital gain | **(350)** | (12) | **–** | – |
| | – STC | **(13)** | (11) | **–** | – |
| | Medi-Clinic | **91** | – | **–** | – |
| | Business acquired | **(3)** | (33) | **–** | – |
| | Unpaid at the end of the year | **473** | 69 | **–** | – |
| | Paid in advance at the end of the year | **(67)** | (60) | **–** | – |
| | Cash (paid)/received | **(369)** | (546) | **–** | 1 |
| | **21.5 Reconciliation of dividends paid** | | | | |
| | Per statements of changes in equity | **(4 525)** | (2 509) | **(4 860)** | (2 610) |
| | Paid by subsidiary companies to minority | **(151)** | (133) | | |
| | Cash paid | **(4 676)** | (2 642) | **(4 860)** | (2 610) |

|  | 2006 R million | 2005 R million |
|---|---|---|
| **22. STAFF COSTS** | | |
| – of subsidiary companies | | |
| Salaries and wages | 2 399 | 2 241 |
| Share-based payments | 18 | 24 |
| Retirement benefits | 9 | 4 |
| Pension costs – defined contribution | 111 | 92 |
| Pension costs – defined benefit | 4 | 11 |
| Other post-retirement benefits | 38 | 26 |
| Other | 24 | 44 |
| | 2 603 | 2 442 |

**23. DIRECTORS' EMOLUMENTS**

|  | 2006 | | | 2005 | | |
|---|---|---|---|---|---|---|
|  | Executive R'000 | Non-executive R'000 | Total R'000 | Executive R'000 | Non-executive R'000 | Total R'000 |
| **Executive directors** | | | | | | |
| Fees | 560 | | 560 | 500 | | 500 |
| Salaries | 9 843 | | 9 843 | 9 071 | | 9 071 |
| Retirement fund contributions | 2 183 | | 2 183 | 2 023 | | 2 023 |
| Other benefits | 1 236 | | 1 236 | 1 236 | | 1 236 |
| Subtotal | 13 822 | | 13 822 | 12 830 | | 12 830 |
| **Non-executive directors** | | | | | | |
| Independent | | 862 | 862 | | 820 | 820 |
| Non-independent | | 3 390 | 3 390 | | 4 259 | 4 259 |
| Total | 13 822 | 4 252 | 18 074 | 12 830 | 5 079 | 17 909 |
| | | | | | | |
| Increase in value – Remgro Share Scheme* | 58 153 | 4 151 | 62 304 | 2 099 | 12 061 | 14 160 |

* Refer note 24.1 on page 85.

|  | 2006 | | | 2005 | | |
|---|---|---|---|---|---|---|
|  | Fees R'000 | Salaries and other R'000 | Total R'000 | Fees R'000 | Salaries and other R'000 | Total R'000 |
| Paid by: | | | | | | |
| The Company | 862 | | 862 | 820 | | 820 |
| Management company | 1 008 | 16 204 | 17 212 | 900 | 16 189 | 17 089 |
| | 1 870 | 16 204 | 18 074 | 1 720 | 16 189 | 17 909 |

## 23. DIRECTORS' EMOLUMENTS (*continued*)

| | 2006 | | | | | 2005 | | | | |
| | Fees R'000 | Salaries R'000 | Retire-ment fund R'000 | Other benefits[4] R'000 | Total R'000 | Fees R'000 | Salaries R'000 | Retire-ment fund R'000 | Other benefits[4] R'000 | Total R'000 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Executive** | | | | | | | | | | |
| W E Bührmann | 112 | 1 183 | 256 | 218 | 1 769 | 100 | 1 101 | 238 | 218 | 1 657 |
| D M Falck | 112 | 1 657 | 361 | 316 | 2 446 | 100 | 1 491 | 331 | 316 | 2 238 |
| J A Preller | 112 | 803 | 181 | 218 | 1 314 | 100 | 755 | 170 | 218 | 1 243 |
| M H Visser[1] | 112 | 5 084 | 1 142 | 266 | 6 604 | 100 | 4 770 | 1 075 | 266 | 6 211 |
| T van Wyk | 112 | 1 116 | 243 | 218 | 1 689 | 100 | 954 | 209 | 218 | 1 481 |
| Subtotal | 560 | 9 843 | 2 183 | 1 236 | 13 822 | 500 | 9 071 | 2 023 | 1 236 | 12 830 |
| **Non-executive** | | | | | | | | | | |
| G D de Jager | 112 | | | | 112 | 100 | | | | 100 |
| P K Harris | 134 | | | | 134 | 120 | | | | 120 |
| E Molobi | 112 | | | | 112 | 100 | | | | 100 |
| J F Mouton | 168 | | | | 168 | 150 | | | | 150 |
| F Robertson | 168 | | | | 168 | 150 | | | | 150 |
| P G Steyn[2] | | | | | | 75 | | | | 75 |
| D Prins[3] | 168 | | | | 168 | 125 | | | | 125 |
| Subtotal | 862 | | | | 862 | 820 | | | | 820 |
| **Non-executive (non-independent)** | | | | | | | | | | |
| P E Beyers[5a] | 112 | 369 | 93 | 37 | 611 | 100 | 521 | 123 | 50 | 794 |
| J W Dreyer[5a] | 112 | 567 | 135 | 50 | 864 | 100 | 544 | 128 | 49 | 821 |
| E de la H Hertzog[5b] | 112 | 859 | 170 | 72 | 1 213 | 100 | 810 | 161 | 73 | 1 144 |
| J P Rupert[5a] | 112 | 420 | 115 | 55 | 702 | 100 | 1 061 | 230 | 109 | 1 500 |
| Subtotal | 448 | 2 215 | 513 | 214 | 3 390 | 400 | 2 936 | 642 | 281 | 4 259 |
| Total | 1 870 | 12 058 | 2 696 | 1 450 | 18 074 | 1 720 | 12 007 | 2 665 | 1 517 | 17 909 |

(1) *Mr M H Visser earns in addition to the above a director's fee of GBP60 000 (2005: GBP52 500) per annum from British American Tobacco Plc, an associated company.*

(2) *Mr P G Steyn retired as a non-executive director on 25 August 2004.*

(3) *Mr D Prins was appointed as an independent non-executive director on 23 June 2004.*

(4) *Benefits include medical aid contributions and vehicle benefits.*

(5) *Certain non-executive directors are employees of M&I Management Services (Pty) Limited (M&I), a service company that renders management services to this Company (Remgro). Remgro pays a monthly service fee to M&I.*

  (a) *These amounts represent 50% of the total emoluments paid by M&I as these personnel are also directors of Business Venture Investments No 951 Limited.*

  (b) *These amounts represent 33.3% of the total emoluments paid by M&I. The other 66.7% is recovered from Medi-Clinic for services as director of Medic-Clinic.*

24. **SHARE-BASED PAYMENTS**

**24.1 Remgro Share Scheme**

The share-based payments that are accounted for in the financial statements are in respect of the Remgro Share Scheme (the "Scheme") and consist of ordinary shares in Remgro Limited that were offered to participants in terms of the Scheme. The offers are valid for one year from the offer date. The Scheme is a deferred purchase scheme and payment takes place in three equal instalments, the first of which is payable three years after the offer date. Participants have no rights to delivery, voting or ordinary dividends on shares before payment has been made. Participants may choose to pay on a later date, with the resultant deferment of rights. Payment relating to offers before 26 November 2004 must be settled within ten years, while offers thereafter must be settled before seven years have passed.

The valuation of the Scheme was performed using an actuarial model. This model was developed by an independent third party from the standard binomial option pricing model in order to address the unique nature of the Scheme, especially with regard to early exercise of offers.

The expected contract lifetimes are estimated by considering separately each of the tranches within that grant. The risk-free rate was estimated by using the implied yield on a SA zero-coupon government bond and the yield curve over the expected contract lifetimes of 5, 6 and 7 years from the offer date.

Share price volatility of ordinary shares in Remgro Limited was determined with reference to movements in the share price since 1 October 2000, that being the date from which Remgro commenced trading on the JSE.

Dividend yield was calculated using the two-year moving average dividend yield at each offer date.

| | 2006 Rand | 2005 Rand |
|---|---|---|
| Fair value of offers made during the year | 2 680 899 | 50 343 017 |
| Share-based payment cost included in the income statement (in accordance with IFRS 2) | 8 067 200 | 4 335 000 |
| – Portion attributable to directors | 5 657 400 | 2 675 200 |
| Weighted average Remgro share price | 116.98 | 83.87 |

Although the Group elected, in accordance with the transitional provisions of IFRS, to only apply IFRS 2 on transactions entered into after 7 November 2002 that had not vested at 1 January 2005, the following information relates to all offers to the participants of the Scheme.

Number of weighted average exercise prices of all share offers to participants of the Scheme:

| | 2006 Number of shares | 2006 Rand | 2005 Number of shares | 2005 Rand |
|---|---|---|---|---|
| Previous financial years | 4 375 782 | 54.26 | 4 236 898 | 47.97 |
| Offered and accepted in current financial year | 29 079 | 114.75 | 671 989 | 86.51 |
| Shares paid for and delivered | (1 308 790) | 43.80 | (514 946) | 44.31 |
| Resignations and other | (2 380) | 68.02 | (18 159) | 62.22 |
| Total at 31 March | 3 093 691 | 59.24 | 4 375 782 | 54.26 |
| Exercisable at the end of the period | 1 804 454 | 46.38 | 1 669 667 | 44.57 |

### 24. SHARE-BASED PAYMENTS (*continued*)

#### 24.1 Remgro Share Scheme (*continued*)

Exercise price range of all offers:

| | 2006 Number of shares outstanding at year-end | 2006 Weighted average remaining contract lifetime in years | 2006 Weighted average exercise price per share (Rand) | 2005 Number of shares outstanding at year-end | 2005 Weighted average remaining contract lifetime in years | 2005 Weighted average exercise price per share (Rand) |
|---|---|---|---|---|---|---|
| R40 – R60 | 1 677 301 | 4.58 | 45.07 | 2 977 235 | 5.55 | 44.45 |
| R60 – R80 | 729 469 | 7.16 | 64.75 | 740 325 | 8.14 | 64.75 |
| R80 – R100 | 658 205 | 6.14 | 86.81 | 658 222 | 7.14 | 86.80 |
| > R100 | 28 716 | 6.67 | 115.02 | – | – | – |

The following assumptions were used in the binomial model to value offers:

| | 2006 | 2005 |
|---|---|---|
| Weighted average Remgro share price for the year (R) | 116.98 | 83.87 |
| Exercise price (R) | 93.80 – 124.00 | 72.00 – 94.00 |
| Average expected exercise period (years) | 5 – 7 | 5 – 7 |
| Price volatility (%) | 19.9 – 21.3 | 18.9 – 21.6 |
| Risk-free rate (%) | 7.1 – 8.3 | 7.5 – 9.9 |
| Expected dividend yield (%) | 3.2 – 3.7 | 3.1 – 3.6 |

**Current status**
– ordinary shares

| Participant | Balance of shares accepted as at 31 March 2005 | Shares accepted during the year | Date of acceptance of shares | Offer price (Rand) | Number of shares paid and delivered | Date of payment and delivery of shares | Share price on date of payment and delivery (Rand) | Increase in value* (R'000) | Balance of shares accepted as at 31 March 2006 |
|---|---|---|---|---|---|---|---|---|---|
| **Executive** | | | | | | | | | |
| W E Bührmann | 185 229 | – | | 43.60 | 185 229 | 05/01/06 | 123.30 | 14 762.8 | – |
| | 97 872 | – | | 87.86 | | | | | 97 872 |
| D M Falck | 458 716 | – | | 43.60 | | | | | 458 716 |
| | 104 917 | – | | 63.00 | | | | | 104 917 |
| | 30 050 | – | | 87.86 | | | | | 30 050 |
| J A Preller | 73 394 | – | | 43.60 | 48 928 | 27/03/06 | 133.39 | 4 393.2 | 24 466 |
| | 34 572 | – | | 87.86 | | | | | 34 572 |
| M H Visser | 489 296 | – | | 43.60 | 489 296 | 05/01/06 | 123.30 | 38 996.9 | – |
| | 278 979 | – | | 63.00 | | | | | 278 979 |
| | 342 488 | – | | 87.86 | | | | | 342 488 |
| T van Wyk | 33 195 | – | | 48.20 | | | | | 33 195 |
| | 24 464 | – | | 43.60 | | | | | 24 464 |
| | 42 161 | – | | 87.86 | | | | | 42 161 |
| Subtotal | 2 195 333 | – | | | 723 453 | | | 58 152.9 | 1 471 880 |
| **Non-executive** | | | | | | | | | |
| P E Beyers | 191 310 | – | | 43.60 | | | | | 191 310 |
| J W Dreyer | 191 130 | – | | 43.60 | | | | | 191 130 |
| E de la H Hertzog | 57 339 | – | | 43.60 | 57 339 | 13/12/05 | 116.00 | 4 151.3 | – |
| J P Rupert | 414 938 | – | | 48.20 | | | | | 414 938 |
| Subtotal | 854 717 | – | | | 57 339 | | | 4 151.3 | 797 378 |
| Total | 3 050 050 | – | | | 780 792 | | | 62 304.2 | 2 269 258 |

*\* Refers to the increase in value of the scheme shares of the indicated participants from the offer date to the date of payment and delivery.*

No shares were offered to directors for the financial year to 31 March 2006.

**24. SHARE-BASED PAYMENTS** (*continued*)

**24.1 Remgro Share Scheme** (*continued*)

**Current status**

– ordinary shares

| Participant | Balance of shares accepted as at 31 March 2004 | Shares accepted during the year | Date of acceptance of shares | Offer price (Rand) | Number of shares paid and delivered | Date of payment and delivery of shares | Share price on date of payment and delivery (Rand) | Increase in value* (R'000) | Balance of shares accepted as at 31 March 2005 |
|---|---|---|---|---|---|---|---|---|---|
| **Executive** | | | | | | | | | |
| W E Bührmann | 185 229 | – | | 43.60 | – | | | | 185 229 |
| | | 97 872 | 30/11/04 | 87.86 | – | | | | 97 872 |
| D M Falck | 458 716 | – | | 43.60 | – | | | | 458 716 |
| | 104 917 | – | | 63.00 | – | | | | 104 917 |
| | | 30 050 | 30/11/04 | 87.86 | – | | | | 30 050 |
| J A Preller | 73 394 | – | | 43.60 | – | | | | 73 394 |
| | | 34 572 | 30/11/04 | 87.86 | – | | | | 34 572 |
| M H Visser | 489 296 | – | | 43.60 | – | | | | 489 296 |
| | 278 979 | – | | 63.00 | – | | | | 278 979 |
| | | 342 488 | 30/11/04 | 87.86 | – | | | | 342 488 |
| T van Wyk | 33 195 | – | | 48.20 | – | | | | 33 195 |
| | 73 394 | – | | 43.60 | 24 466 | 13/08/04 | 77.99 | 841.4 | |
| | | – | | 43.60 | 24 464 | 07/01/05 | 95.01 | 1 257.7 | 24 464 |
| | | 42 161 | 30/11/04 | 87.86 | – | | | | 42 161 |
| Subtotal | 1 697 120 | 547 143 | | | 48 930 | | | 2 099.1 | 2 195 333 |
| **Non-executive** | | | | | | | | | |
| P E Beyers | 286 697 | – | | 43.60 | 19 920 | 25/08/04 | 77.50 | 675.3 | |
| | | – | | 43.60 | 75 467 | 26/08/04 | 78.50 | 2 633.8 | 191 310 |
| J W Dreyer | 286 697 | – | | 43.60 | 95 567 | 05/07/04 | 76.50 | 3 144.2 | 191 130 |
| E de la H Hertzog | 172 018 | – | | 43.60 | 114 679 | 08/02/05 | 92.50 | 5 607.8 | 57 339 |
| J P Rupert | 414 938 | – | | 48.20 | – | | | | 414 938 |
| Subtotal | 1 160 350 | – | | | 305 633 | | | 12 061.1 | 854 717 |
| Total | 2 857 470 | 547 143 | | | 354 563 | | | 14 160.2 | 3 050 050 |

*\* Refers to the increase in value of the scheme shares of the indicated participants from the offer date to the date of payment and delivery.*

**24.2 Rainbow Share Scheme**

Rainbow has an equity settled share scheme for certain of its employees in terms of which share options offered are exercisable in three equal tranches from two, three and four years after the grant date. Subject to the discretion of the Rainbow Share Incentive Trust's trustees, options are forfeited if not exercised before termination of employment. An expense of R5.9 million (2005: R4.8 million) relating to this scheme was recognised in the income statement.

| | 2006 R million | 2005 R million |
|---|---|---|
| **25. COMMITMENTS** | | |
| Capital commitments | 275 | 857 |
| Uncompleted contracts for capital expenditure | 173 | 570 |
| Capital expenditure authorised but not yet contracted | 102 | 287 |
| Operating lease commitments | 105 | 167 |
| Due within one year | 31 | 45 |
| Due – two to five years | 64 | 118 |
| Due thereafter | 10 | 4 |
| | 380 | 1 024 |

Above-mentioned commitments will be financed by internal sources and borrowed funds.

26.    BORROWING POWERS
       There are no limitations to the borrowing powers of the Company and its subsidiaries in respect of loans and guaranteed debts.

27.    FINANCIAL INSTRUMENTS
       **27.1 Financial instruments and risk management**
       Various financial risks have an impact on the financial statements: Market risk (including price and foreign exchange risk), credit risk, liquidity risk and interest rate risk. The Company and its subsidiary companies' risk management programmes, of which key aspects are explained below, acknowledge the unpredictability of financial markets and are aimed to minimise any negative effect thereof. Derivative instruments are used to hedge against certain financial risk exposures.

       Financial instruments on the balance sheet include investments, loans receivable, debtors, cash, creditors, long-term loans and derivative instruments. Details of the nature, extent and terms of these instruments are explained in the notes to the relevant items. Relevant financial risks and programmes that limit these risks are summarised as follows:

       **Market risk**
       *Price risk*
       Exposure to share price risk is due to investments in listed and unlisted shares. "Investments available-for-sale" consists mainly of the investment in Impala Platinum Holdings Limited that is included at market value under "Investments – Other" in the balance sheet. The executive committee monitors all investments continuously and make recommendations to the Board of Directors in this regard.

       Price risk due to movements in commodity prices of certain key raw materials affect operating subsidiary companies in the sugar, aluminium and chicken industries. These risks are limited by using preferred supplier agreements and commodity option and futures contracts.

       *Foreign exchange risk*
       The Company and its subsidiary companies operate internationally and are therefore exposed to foreign currency risk due to commercial transactions denominated in foreign currency. These risks are limited using foreign exchange contracts when deemed necessary.

       Net assets of investments in foreign operations are exposed to foreign exchange translation risk. The most prominent of these is the investment in Remgro Investments Limited, Jersey, that owns the stake in R&R. At year-end the carrying value of the investment in R&R was £1 159 million and it also had cash amounting to £162 million abroad.

       **Credit risk**
       At year-end no significant "Loans receivable" were outstanding. No significant concentration of credit risk existed regarding debtors as customers spread over a wide geographical area. Policies and procedures are in place ensuring that sales occur only to customers with an acceptable credit history.

       Derivative instrument and cash transactions are limited to financial institutions with good credit ratings. The treasury committee approves these institutions and determines limits for credit exposure in each entity.

       **Liquidity risk**
       The Company and its subsidiary companies have substantial cash balances at their disposal and limit their liquidity risk by minimising long-term debt. Nevertheless it is ensured that adequate credit facilities are available to maintain flexibility in the funding of transactions.

       **Interest rate risk**
       Due to significant cash investments, movements in market interest rates influence income. The profile of the cash and cash equivalents is explained in note 9.

       The Company and its subsidiary companies are also exposed to interest rate risk due to long-term debt. The interest profile is disclosed in note 13.

**27.   FINANCIAL INSTRUMENTS** (*continued*)

**27.2 The following material derivative instruments existed at 31 March:**

| Assets | Currency value million | 2006 Forward value R million | Fair value adjustment R million | Currency value million | 2005 Forward value R million | Fair value adjustment R million |
|---|---|---|---|---|---|---|
| *Foreign exchange contracts* | | | | | | |
| Buy:  British pound (GBP) | – | – | – | 1.1 | 12.1 | 0.4 |
| USA dollar (USD) | 12.0 | 74.2 | 1.6 | – | – | – |
| Sell:  USA dollar (USD) | 7.3 | 46.9 | 1.2 | 5.1 | 31.9 | 0.9 |
| | | | 2.8 | | | 1.3 |
| *Other derivative instruments* | | | | | | |
| Sugar selling contracts | | | 24.7 | | | – |
| Maize option contracts | | | 1.6 | | | – |
| Maize purchase contracts | | | 16.6 | | | – |
| | | | 42.9 | | | – |
| | | | 45.7 | | | 1.3 |
| **Liabilities** | | | | | | |
| *Foreign exchange contracts* | | | | | | |
| Buy:  British pound (GBP) | 0.8 | 8.7 | 0.3 | 0.6 | 7.1 | 0.1 |
| USA dollar (USD) | 1.7 | 10.6 | 0.3 | – | – | – |
| Other | 9.2 | 3.8 | 0.2 | | 2.6 | 0.1 |
| Sell:  USA dollar (USD) | 12.3 | 75.5 | 1.1 | – | – | – |
| | | | 1.9 | | | 0.2 |
| *Other derivative instruments* | | | | | | |
| Sugar selling contracts | | | 26.6 | | | 1.2 |
| Maize option contracts | | | – | | | 11.4 |
| Maize purchase contracts | | | – | | | 4.6 |
| | | | 26.6 | | | 17.2 |
| | | | 28.5 | | | 17.4 |

**27.3 Fair value**

On 31 March 2006 and 2005 the fair value of financial instruments, excluding investments in associated companies, equals their carrying value.

| | 2006 R million | 2005 R million |
|---|---|---|
| **28.   GUARANTEES AND CONTINGENT LIABILITIES** | | |
| **28.1 Guarantees** | | |
| Guarantees by subsidiary companies* | 6 | 4 |
| **28.2 Contingent liabilities** | | |
| Legal actions pending | 2 | 1 |
| Contract grower guarantees** | 35 | 37 |
| Other | 51 | 49 |
| | 88 | 87 |

\* *A wholly owned subsidiary of the Company issued a guarantee to a share broker in respect of liabilities incurred by The Remgro Share Trust. No exposure exists at year-end.*

\*\* *Certain subsidiary companies have contingencies relating to certain contract grower arrangements. It is not anticipated that any material liabilities will arise from these contingencies.*

## 29. RELATED PARTY INFORMATION

**Subsidiaries**

Details of income from and investments in subsidiaries are disclosed in note 18 and in Annexure A respectively.

**Associated companies**

Details of investments in and income from associated companies are disclosed in notes 6 and 20 respectively, as well as in Annexures B and C.

**Key management personnel**

Only Remgro's directors are key management personnel. Information on directors' emoluments and their shareholding in the Company appears in notes 23 and 24 as well as in the Report of the Board of Directors.

**Shareholders**

Details of the principal shareholder appear in the Report of the Board of Directors. A detailed analysis of shareholders appears on pages 104 and 105 of the Annual Report.

**Related party transactions**

|  | 2006<br>R million | 2005<br>R million |
|---|---|---|
| **CONSOLIDATED** | | |
| **Transactions of Remgro Limited and its subsidiary companies with:** | | |
| *Controlling shareholders* | | |
| Dividends paid | 331 | 178 |
| *Associates* | | |
| Interest received | 67 | 112 |
| Dividends received | 3 348 | 2 501 |
| Purchases | 107 | 126 |
| Interest paid | 1 | 18 |
| Other expenses | 21 | 17 |
| *Key management personnel* | | |
| Short-term benefits | 18 | 15 |
| Post-employment benefits | 3 | 3 |
| Share-based payments | 6 | 3 |
| **Balances due from/(to) related parties** | | |
| Associates | (49) | 62 |
| **THE COMPANY** | | |
| **Transactions of Remgro Limited with:** | | |
| *Subsidiaries* | | |
| Dividends received | 4 191 | 2 907 |
| Administration fees received | 4 | 4 |
| Share capital reacquired | (4 535) | – |
| **Balances due from/(to) related parties** | | |
| Subsidiaries | 2 790 | 8 000 |

No security is given for any outstanding balances. No provisions for bad debts against outstanding balances with related parties have been made and no bad debt of related parties has been written off during the year.

| | 2006 R million |
|---|---|
| **30. BUSINESSES ACQUIRED** | |
| During the year under review, subsidiary companies in the Group acquired six small businesses. The assets and liabilities arising from these acquisitions were as follows: | |
| Property, plant and equipment (note 2) | 275 |
| Other net assets | (93) |
| **Net assets acquired** | 182 |
| Goodwill (note 5) | 9 |
| Less: Existing investments | (16) |
| **Cash paid** | 175 |
| Cash acquired from businesses | (29) |
| **Net cash flow on acquisition of businesses** | 146 |

The net loss of the businesses acquired included in the results of the Group since the acquisition dates amounts to R6 million. The pro forma revenue and net loss of the businesses acquired, restated as if the acquisitions had been on 1 April 2005, amount to R249 million and R3 million respectively.

# ANNEXURE A

## PRINCIPAL SUBSIDIARY COMPANIES AT 31 MARCH 2006

| NAME OF COMPANY | | Issued capital | Effective interest | | HELD BY COMPANY | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Shares | | Loan | |
| Incorporated in South Africa unless otherwise stated | | R (unless otherwise stated) | **2006 %** | 2005 % | **2006 R** | 2005 R | **2006 R million** | 2005 R million |
| **Tobacco interests** | | | | | | | | |
| Remgro International Holdings (Pty) Limited | | 2 | **100.0** | 100.0 | **2** | 2 | | |
| Remgro Investments Limited – Jersey | (GBP) | 1 201 610 | **100.0** | 100.0 | | | | |
| **Financial services** | | | | | | | | |
| Financial Securities Limited | | 250 000 | **100.0** | 100.0 | **250 000** | 250 000 | | |
| **Industrial interests** | | | | | | | | |
| Industrial Partnership Investments Limited | | 125 000 | **100.0** | 100.0 | **125 000** | 125 000 | | |
| Robertsons Holdings (Pty) Limited | | 1 000 | **100.0** | 100.0 | | | | |
| Tsb Sugar RSA Limited | | 8 | **100.0** | 100.0 | | | | |
| Rainbow Chicken Limited | * | 1 115 747 000 | **61.9** | 62.8 | | | | |
| Wispeco Holdings Limited | | 5 000 000 | **100.0** | 100.0 | | | | |
| Medi-Clinic Corporation Limited | # * | – | **–** | 52.0 | | | | |
| **Mining interests** | | | | | | | | |
| Partnership in Mining Limited | | 100 | **100.0** | 100.0 | **100** | 100 | | |
| Tegniese Mynbeleggings Limited | | 2 | **100.0** | 100.0 | | | | |
| **Corporate finance and other interests** | | | | | | | | |
| Eikenlust (Pty) Limited | | 100 | **100.0** | 100.0 | | | | |
| Entek Investments Limited | | 810 630 | **64.0** | 63.5 | | | | |
| Historical Homes of South Africa Limited | | 555 000 | **51.4** | 51.4 | | | | |
| M.F.I. Investments (Pty) Limited | | 2 | **100.0** | 100.0 | | | | |
| Remgro Finance and Services Limited | | 100 | **100.0** | 100.0 | | | | |
| Remgro Finance Corporation Limited | | 300 000 | **100.0** | 100.0 | | | | |
| Remgro Investments (Pty) Limited | | 4 | **100.0** | 100.0 | | | | |
| Remgro Loan Corporation Limited | | 700 | **100.0** | 100.0 | | | **1 878** | 7 088 |
| Remgro South Africa (Pty) Limited | | 48 614 | **100.0** | 100.0 | **96 506** | 96 506 | **912** | 912 |
| Stellenryck Trust Limited | | 700 | **100.0** | 100.0 | | | | |
| TTR Holdings (Pty) Limited | | 7 | **100.0** | 100.0 | **7** | 7 | | |
| | | | | | | | **2 790** | 8 000 |

*(GBP) British pound*
** Listed company*
*# Consolidated for nine months only and accounted for as an associated company from 1 January 2006. Refer Annexure B.*

Details of sundry subsidiary companies which are not material to the evaluation of the business of the Group, are not shown.

# ANNEXURE B

## PRINCIPAL INVESTMENTS AT 31 MARCH 2006

| NAME OF COMPANY | | LISTED | | | | UNLISTED | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | **2006** | | 2005 | | **2006** | | 2005 | |
| | | | **Effective** | | Effective | | **Effective** | | Effective |
| Incorporated in South Africa | | **Shares** | **interest** | Shares | interest | **Shares** | **interest** | Shares | interest |
| unless otherwise stated | | **held** | **%** | held | % | **held** | **%** | held | % |
| **Tobacco interests** | | | | | | | | | |
| R&R Holdings SA – Luxembourg | (1) | | | | | | | | |
| – ordinary shares | | | | | | **316 000** | **33.3** | 316 000 | 33.3 |
| – debentures | | | | | | **682 291** | **38.7** | 682 291 | 33.3 |
| – participating securities (2005) | | | | | | **19 281 686** | **100.0** | 19 281 686 | 100.0 |
| – participating securities (2006) | | | | | | **1** | **33.3** | | |
| – held by R&R Holdings SA: | | | | | | | | | |
| – BAT Plc – UK (29%) | (1) | | **10.2** | | 10.0 | | | | |
| | | | | | | | | | |
| **Financial services** | | | | | | | | | |
| RMB Holdings Limited | (2) | **274 109 670** | **23.1** | 274 109 670 | 23.1 | | | | |
| – held by RMB Holdings Limited: | | | | | | | | | |
| – FirstRand Limited (33%) | | | **7.6** | | 7.9 | | | | |
| FirstRand Limited | (2) | **481 142 375** | **9.4** | 520 716 856 | 10.0 | | | | |
| Absa Group Limited | | **–** | **–** | 61 387 729 | 9.4 | | | | |
| Sagecor (Pty) Limited | (1) | | | | | **2 992** | **50.0** | 2 992 | 50.0 |
| – held by Sagecor (Pty) Limited: | | | | | | | | | |
| – Sage Group Limited (0%) | | | **–** | | 3.9 | | | | |
| Sage Group Limited | | **–** | **–** | 65 025 446 | 17.9 | | | | |
| | | | | | | | | | |
| **Industrial interests** | | | | | | | | | |
| Air Products South Africa (Pty) Limited | (1) | | | | | **4 500 000** | **50.0** | 4 500 000 | 50.0 |
| Dorbyl Limited | (1) | **14 058 346** | **41.4** | 14 058 346 | 42.6 | | | | |
| Kagiso Trust Investments (Pty) Limited | *(3) | | | | | **10 344** | **41.8** | – | – |
| Medi-Clinic Corporation Limited | (4) | **170 988 418** | **48.0** | | | | | | |
| Nampak Limited | (1) | **78 096 694** | **13.5** | 86 774 104 | 13.7 | | | | |
| Unilever Bestfoods Robertsons (Holdings) Limited L.L.C. – USA | (1) | | | | | **8 200** | **41.0** | 8 200 | 41.0 |
| Total South Africa (Pty) Limited | *(2) | | | | | **12 872 450** | **33.2** | 12 872 450 | 33.2 |
| Remgro-KWV Beleggings Limited | (2) | | | | | **50** | **50.0** | 50 | 50.0 |
| – held by Remgro-KWV Beleggings Limited: | | | | | | | | | |
| – Distell Group Limited (59%) | | | **29.7** | | 29.8 | | | | |
| | | | | | | | | | |
| **Mining interests** | | | | | | | | | |
| Gencor Limited | (2) | **37 995 039** | **10.9** | 37 995 039 | 10.9 | | | | |
| Impala Platinum Holdings Limited | ** | **3 335 911** | **5.0** | 3 335 911 | 5.0 | | | | |
| Trans Hex Group Limited | (1) | **30 215 000** | **33.6** | 30 215 000 | 33.9 | | | | |
| | | | | | | | | | |
| **Other interests** | | | | | | | | | |
| Business Partners Limited | ** | | | | | **28 696 220** | **16.0** | 28 696 220 | 16.0 |

Financial period accounted for:
(1) Twelve months to 31 March 2006
(2) Twelve months to 31 December 2005
(3) Investment acquired during December 2005 – no income accounted for in the year under review
(4) Accounted for as a subsidiary company until 31 December 2005

\* Effective interest, on a fully diluted basis:
   – Total South Africa (Pty) Limited 24.9%
   – Kagiso Trust Investments (Pty) Limited 37.1%
\*\* Not an associated company

UK – United Kingdom
USA – United States of America

Details of investments which are not material to the evaluation of the business of the Group, are not shown.

# ANNEXURE C

| | RMB Holdings (Financial services) 2006 | FirstRand (Financial services) 2006 | Medi-Clinic (Industrial interests) 2006 | R&R (Tobacco interests) 2006 |
|---|---|---|---|---|
| **Effective interest** | **23.1%** | **9.4%** | **48.0%** | **33⅓%** |
| | **R million** | **R million** | **R million** | **R million** |
| Carrying value of investments | **3 453** | **3 987** | **788** | **12 336** |
| Share of retained equity income | | | | |
| – Current year | **197** | **(14)** | **(612)*** | **(642)** |
| Normal income | **616** | **695** | **159** | **2 369** |
| Dividends | **(281)** | **(291)** | **(750)** | **(1 472)** |
| Impairments, capital and non-recurring items | **68** | **(95)** | **19** | **(170)** |
| Other changes in reserves and exchange rates | **(206)** | **(323)** | **(40)** | **(1 369)** |
| – Cumulative | **1 050** | **1 102** | **681** | **10 335** |

*Although Medi-Clinic was equity accounted for only three months from 1 January 2006, this amount represents Remgro's share of Medi-Clinic's movement in reserves for the whole year.*

| Summarised financial information: | Per Interim Report 31/12/2005 | Per Interim Report 31/12/2005 | Per Annual Report 31/03/2006 | Per Annual Report 31/03/2006 |
|---|---|---|---|---|
| | | | | Note 1 |
| **BALANCE SHEET** | | | | |
| **Assets** | | | | |
| Net insurance-related assets | – | 14 742 | – | – |
| Net advances, loans and bank-related securities | 1 415 | 22 482 | – | – |
| Intangible assets | 2 878 | 3 018 | 48 | 85 011 |
| Property, plant and equipment and other | 103 | 4 828 | 2 327 | 30 324 |
| Investments and loans | 8 671 | 18 049 | 119 | 24 555 |
| Net current assets/(liabilities) | – | (23 207) | 387 | 724 |
| | 13 067 | 39 912 | 2 881 | 140 614 |
| **Equity and liabilities** | | | | |
| Shareholders' funds and long-term debt | 13 067 | 39 912 | 2 881 | 140 614 |

| | 12 months ended 31/12/2005 | 12 months ended 31/12/2005 | 12 months ended 31/03/2006 | 12 months ended 31/03/2006 |
|---|---|---|---|---|
| | | | | Note 2 |
| **INCOME STATEMENT** | | | | |
| Headline earnings | 2 135 | 5 554 | 300 | 6 698 |
| Net profit for the year | 2 964 | 6 266 | 338 | 6 219 |
| Dividends paid | 1 117 | 2 980 | 1 448 | 4 227 |

There are no loans to these associated companies.

Note 1: In the audited balance sheet of R&R, its interest in British American Tobacco Plc (BAT) is only shown as a single item representing the carrying value thereof as an equity accounted associated company. So as to disclose more meaningful information, BAT's abridged balance sheet is presented above instead. This balance sheet is at 31 December 2005 as BAT has not included a balance sheet in its quarterly report to 31 March 2006.

Note 2: Headline earnings and net profit for the year relate to the income statement of R&R which includes its share of the net profit of BAT.

Note 3: The investments above represent 79% of the total carrying value of associated companies.

# ANNEXURE C

| | RMB Holdings (Financial services) 2005 | FirstRand (Financial services) 2005 | Absa (Financial services) 2005 | R&R (Tobacco interest) 2005 |
|---|---|---|---|---|
| Effective interest | 23.1% | 10.0% | 9.4% | 33⅓% |
| | R million | R million | R million | R million |
| Carrying value of investments | 3 531 | 4 238 | 2 182 | 13 186 |
| Share of retained equity income | | | | |
| – Current year | 300 | 237 | 397 | 2 836 |
| Normal income | 536 | 618 | 507 | 2 063 |
| Dividends | (258) | (279) | (126) | (1 379) |
| Impairments, capital and non-recurring items | 46 | 26 | 4 | 1 288 |
| Other changes in reserves and exchange rates | (24) | (128) | 12 | 864 |
| – Cumulative | 853 | 1 116 | 1 943 | 10 977 |
| Summarised financial information: | Per Interim Report 31/12/2004 | Per Interim Report 31/12/2004 | Per Annual Report 31/03/2005 | Per Annual Report 31/03/2005 |
| | | | | Note 1 |

**BALANCE SHEET**
**Assets**

| | | | | |
|---|---|---|---|---|
| Net insurance-related assets | – | 1 572 | – | – |
| Net advances, loans and bank-related securities | 1 084 | 35 337 | (9 097) | – |
| Intangible assets | 3 054 | 805 | 197 | 90 490 |
| Property, plant and equipment and other | 104 | 4 728 | 28 309 | 30 696 |
| Investments and loans | 8 991 | 11 724 | 9 686 | 20 954 |
| Net current assets/(liabilities) | – | (16 503) | – | 14 573 |
| | 13 233 | 37 663 | 29 095 | 156 713 |

**Equity and liabilities**

| | | | | |
|---|---|---|---|---|
| Shareholders' funds and long-term debt | 13 233 | 37 663 | 29 095 | 156 713 |
| | 12 months ended 31/12/2004 | 12 months ended 31/12/2004 | 12 months ended 31/03/2005 | 12 months ended 31/03/2005 |
| | | | | Note 2 |

**INCOME STATEMENT**

| | | | | |
|---|---|---|---|---|
| Headline earnings | 2 316 | 6 248 | 5 394 | 6 160 |
| Net profit for the year | 2 518 | 6 416 | 5 421 | 10 024 |
| Dividends paid | 921 | 2 333 | 1 338 | 4 137 |

There are no loans to these associated companies.

Note 1: In the audited balance sheet of R&R, its interest in British American Tobacco Plc (BAT) is only shown as a single item representing the carrying value thereof as an equity accounted associated company. So as to disclose more meaningful information, BAT's abridged balance sheet is presented above instead. This balance sheet is at 31 December 2004 as BAT has not included a balance sheet in its quarterly report to 31 March 2005.

Note 2: Headline earnings and net profit for the year relate to the income statement of R&R which includes its share of the net profit of BAT.

Note 3: The investments above represent 82% of the total carrying value of associated companies.

# ANNEXURE D

## INFORMATION ON BUSINESS AND GEOGRAPHICAL SEGMENTS FOR THE YEAR ENDED 31 MARCH 2006

| *R million* | Tobacco interests | Financial services | Industrial interests | Mining interests | Corporate finance and other interests | CONSOLIDATED 2006 Total |
|---|---|---|---|---|---|---|
| **BUSINESS SEGMENT ANALYSIS** | | | | | | |
| **Revenue** | – | – | 9 802 | – | – | 9 802 |
| Results | | | | | | |
| Subsidiary companies | – | 123 | 1 423 | 168 | 256 | 1 970 |
| Associated companies | 2 199 | 1 284 | 911 | (40) | – | 4 354 |
| | | | | | | 6 324 |
| Finance costs | | | | | | (29) |
| Profit on redemption and sale of investments | | | | | | 3 162 |
| Profit before tax | | | | | | 9 457 |
| Taxation | | | | | | (857) |
| **Net profit** | | | | | | 8 600 |
| **Attributable to:** | | | | | | |
| Equity holders | | | | | | 8 202 |
| Minority interests | | | | | | 398 |
| | | | | | | 8 600 |
| **Headline earnings** | 2 369 | 1 147 | 1 184 | 288 | 96 | 5 084 |
| **OTHER INFORMATION** | | | | | | |
| Segment assets | 1 730 | – | 5 062 | 3 886 | 4 403 | 15 081 |
| Investments in associated companies | 12 336 | 7 442 | 6 013 | 307 | – | 26 098 |
| | | | | | | 41 179 |
| Taxation – Deferred | | | | | | 90 |
| – Current | | | | | | 67 |
| **Consolidated total assets** | | | | | | 41 336 |
| Segment liabilities | 3 | – | 1 781 | 110 | 89 | 1 983 |
| Taxation – Deferred | | | | | | 790 |
| – Current | | | | | | 473 |
| **Consolidated total liabilities** | | | | | | 3 246 |
| Additions to property, plant and equipment and intangible assets | – | – | 667 | – | 23 | 690 |
| Depreciation and amortisation | – | – | 293 | – | 8 | 301 |
| Impairments | – | – | (3) | – | – | (3) |

The interests of the Group have been classified into five main operating divisions/business segments – tobacco interests, financial services, industrial interests, mining interests and corporate finance/other interests. Each segment represents the main business sector of the investments classified thereunder. No adjustment has been made where companies are mainly active in one sector but have also interests in other sectors.

Income and expenses, as well as the attributable portion of the income from associated companies, are directly attributable to the segment.

Segment assets mainly include cash and cash equivalents, debtors and short-term loans, inventories, property, plant and equipment, intangible assets and other investments. Investments in associated companies, accounted for on the equity method, are stated separately.

Segment liabilities include all operating liabilities, except for taxation.

### GEOGRAPHICAL SEGMENTAL ANALYSIS

The Group's interests can be divided into two main geographical areas, namely South Africa and abroad.

| *R million* | Capital expenditure 2006 | Revenue 2006 | Headline earnings 2006 | Total assets 2006 |
|---|---|---|---|---|
| South Africa | 690 | 9 802 | 2 693 | 27 113 |
| Abroad | – | – | 2 391 | 14 066 |
| | 690 | 9 802 | 5 084 | 41 179 |

Total assets include assets and investments in associated companies, but exclude deferred tax assets and taxation paid in advance.

# ANNEXURE D

| R million | Tobacco interests | Financial services | Industrial interests | Mining interests | Corporate finance and other interests | CONSOLIDATED 2005 Total |
|---|---|---|---|---|---|---|
| **BUSINESS SEGMENT ANALYSIS** | | | | | | |
| **Revenue** | – | – | 9 948 | – | – | 9 948 |
| Results | | | | | | |
|   Subsidiary companies | 16 | 8 | 1 336 | 70 | 32 | 1 462 |
|   Associated companies | 3 351 | 1 734 | 623 | 34 | – | 5 742 |
| | | | | | | 7 204 |
| Finance costs | | | | | | (56) |
| Profit on redemption and sale of investments | | | | | | 2 194 |
| Profit before tax | | | | | | 9 342 |
| Taxation | | | | | | (417) |
| **Net profit** | | | | | | 8 925 |
| **Attributable to:** | | | | | | |
| Equity holders | | | | | | 8 518 |
| Minority interests | | | | | | 407 |
| | | | | | | 8 925 |
| **Headline earnings** | 2 063 | 1 674 | 1 131 | 102 | 28 | 4 998 |
| **OTHER INFORMATION** | | | | | | |
| Segment assets | 314 | 7 | 8 164 | 1 751 | 1 088 | 11 324 |
| Investments in associated companies | 13 185 | 10 056 | 4 598 | 362 | – | 28 201 |
| | | | | | | 39 525 |
| Taxation – Deferred | | | | | | 154 |
|         – Current | | | | | | 60 |
| **Consolidated total assets** | | | | | | 39 739 |
| Segment liabilities | 1 | – | 2 241 | 87 | 24 | 2 353 |
| Taxation – Deferred | | | | | | 473 |
|         – Current | | | | | | 69 |
| **Consolidated total liabilities** | | | | | | 2 895 |
| Additions to property, plant and equipment and intangible assets | – | – | 823 | – | – | 823 |
| Depreciation and amortisation | – | – | 265 | (2) | – | 263 |
| Impairments | – | 8 | 14 | – | – | 22 |

The interests of the Group have been classified into five main operating divisions/business segments – tobacco interests, financial services, industrial interests, mining interests and corporate finance/other interests. Each segment represents the main business sector of the investments classified thereunder. No adjustment has been made where companies are mainly active in one sector but have also interests in other sectors.

Income and expenses, as well as the attributable portion of the income from associated companies, are directly attributable to the segment.

Segment assets mainly include cash and cash equivalents, debtors and short-term loans, inventories, property, plant and equipment, intangible assets and other investments. Investments in associated companies, accounted for on the equity method, are stated separately.

Segment liabilities include all operating liabilities, except for taxation.

## GEOGRAPHICAL SEGMENTAL ANALYSIS

The Group's interests can be divided into two main geographical areas, namely South Africa and abroad.

| R million | Capital expenditure 2005 | Revenue 2005 | Headline earnings 2005 | Total assets 2005 |
|---|---|---|---|---|
| South Africa | 823 | 9 948 | 2 930 | 26 026 |
| Abroad | – | – | 2 068 | 13 499 |
| | 823 | 9 948 | 4 998 | 39 525 |

Total assets include assets and investments in associated companies, but exclude deferred tax assets and taxation paid in advance.

# TRANSITION REPORT – TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

AUDITED RESTATEMENT OF FINANCIAL INFORMATION FOR THE YEAR ENDED 31 MARCH 2005 UNDER IFRS

## INTRODUCTION

To explain how Remgro's reported performance and financial position are impacted by IFRS, information previously published under South African Generally Accepted Accounting Practice (SA GAAP) has been restated and reconciled to the equivalent basis under IFRS. This restatement follows the guidelines set out in *IFRS 1: First-time Adoption of IFRS*. The financial information has been prepared in accordance with IFRS standards effective at 31 March 2006.

This report includes the following:

+ Basis of preparation and explanation of transitional arrangements and material adjustments
+ Reconciliation of income statement for the year ended 31 March 2005
+ Reconciliation of total assets, liabilities and equity at 1 April 2004 and 31 March 2005
+ Reconciliation of total equity at 1 April 2004 and 31 March 2005

## BASIS OF PREPARATION

The consolidated balance sheet at 31 March 2005 and the consolidated income statement for the year then ended were prepared in accordance with IFRS, in order to establish the financial position and results of operations needed to provide the comparative information to be included in the first set of IFRS financial statements for the year ending 31 March 2006.

## TRANSITIONAL ARRANGEMENTS

Remgro's date of transition to IFRS has been established as 1 April 2004. IFRS 1 requires retrospective application of all standards of IFRS applicable at 31 March 2006. At the transition date, IFRS allows a number of exemptions to the retrospective application principle. Remgro made the following elections relating to the transitional arrangements:

### ELECTIONS APPLICABLE AT 1 APRIL 2004

**Cumulative translation differences**

Cumulative translation differences for foreign operations are deemed to be zero at the transition date.

**Business combinations**

It was decided not to apply retrospectively the requirements of *IFRS 3: Business Combinations* for business combinations that occurred prior to 31 March 2004. Consequently, no adjustments have been made for historical business combinations.

**Property, plant and equipment**

In terms of IFRS 1, a first-time adopter may elect to use either the fair value of individual property and equipment, or the revalued carrying value under previous GAAP, at transition date, as the deemed cost. Alternatively, a first-time adopter may measure individual items of property and equipment at depreciated cost, determined in accordance with IFRS. These elections are available to each individual asset. Remgro has made this transitional election on an asset level, as the circumstances of each asset require.

**Employee benefits**

All unrecognised accumulated actuarial gains and losses on defined benefit post-retirement schemes and post-retirement medical benefits at the date of transition are recognised in equity.

**Share-based payments**

It was decided not to apply the provisions of *IFRS 2: Share-based Payment* to equity settled awards granted on or before 7 November 2002, or to awards granted after that date, but which were vested prior to 1 January 2005.

### ELECTIONS APPLICABLE AT 1 APRIL 2005

**Comparatives**

Comparative information presented in the first year of adoption of IFRS are not restated in accordance with *IAS 32: Financial Instruments – Disclosure and Presentation, IAS 39: Financial Instruments – Recognition and Measurement* and *IFRS 4: Insurance Contracts.*

# TRANSITION REPORT – TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

AUDITED RESTATEMENT OF FINANCIAL INFORMATION FOR THE YEAR ENDED 31 MARCH 2005 UNDER IFRS

### Estimates

Where estimates were previously made under SA GAAP, consistent estimates (after adjustments to reflect any differences in accounting policies) have been made on transition to IFRS.

### Cash flow statement

None of the IFRS adjustments to the cash flow statement were material.

## MATERIAL ADJUSTMENTS

The basis of the material adjustments between SA GAAP and IFRS, as shown in the Reconciliation of Equity and Reconciliation of Income Statement tables, is noted below. Note that the adjustments are shown net of the associated tax impact where applicable.

### Cumulative translation differences

Under SA GAAP, Remgro classified investments in foreign subsidiaries as foreign entities. The foreign currency adjustments arising from the translation of foreign entities were recognised directly in equity, constituting the foreign currency translation reserve.

The distinction between foreign entities and integrated foreign operations, based on the intention of management, has been removed. IFRS requires each entity to determine the currency of the primary economic environment in which it operates. An entity, which has a non-rand functional currency, is translated at the closing exchange rate and the differences are reported directly in equity, but all other entities which have rand as functional currency, report foreign currency translation differences in profit and loss.

In terms of IFRS 1, Remgro has elected that cumulative translation differences for foreign operations be deemed zero at the transition date.

### Post-retirement benefits

Previously Remgro has elected to use the corridor method for the recognition of actuarial gains and losses. Only cumulative actuarial gains and losses in excess of 10% of the greater of either the surplus or deficit in the fund, were amortised in the income statement. Cumulative gains or losses inside this corridor were carried on the balance sheet and recognised over the expected remaining working lives of employees.

Under IFRS 1, Remgro has elected to recognise all accumulated actuarial gains and losses in equity at the date of transition. Future actuarial gains and losses will continue to be recognised by using the corridor method.

### Property, plant and equipment

Previously property, plant and equipment were depreciated on a straight-line basis to their estimated residual values. These residual values were fixed at the date of acquisition and not reassessed annually.

Under IFRS significant parts of property, plant and equipment are identified separately and the residual values of these components are now redetermined on each balance sheet date. Depreciation ceases when the carrying value of an asset equals its residual value.

### Share-based payments

Remgro and its subsidiaries operate various equity settled share-based compensation plans. In the past Remgro hedged itself by buying the same number of shares in the open market than that offered to participants. This had the effect that no new shares will have to be issued by Remgro when shares are delivered to participants. The only actual cost to Remgro was the difference (if any) between the purchase price of the shares and the subscription price paid by participants when the shares are delivered to them. In the past this cost was accounted for against net income and headline earnings on a straight-line basis over a four-year period, with a corresponding credit to equity.

As mentioned previously, Remgro chose the transitional option under IFRS 1 not to apply IFRS 2 to share offers granted before 7 November 2002 as well as offers granted after that date, but which were already vested by 1 January 2005. Under IFRS, the fair value of share offers is determined on the date granted and is accounted for as employee service expenses over the vesting period of the share offers, with a corresponding increase in equity, based on Remgro's estimate of shares that will eventually be vested.

## Goodwill

A significant aspect affecting Remgro under IFRS is the removal of goodwill amortisation from the income statement. As mentioned in the 2005 annual financial statements, Remgro adopted *IFRS 3 (AC 140): Business Combinations* with effect from 1 April 2004. In terms of the provisions of this accounting standard, goodwill arising from a business combination for which the agreement date is on or after 31 March 2004, is no longer amortised, but carried at cost less accumulated impairment losses. As from 1 April 2004, all goodwill that already existed on that date, has been treated in accordance with IFRS 3 and was no longer amortised.

The only exception was goodwill still amortised by certain associated companies and accounted for in Remgro's 2005 annual financial statements. This was due mainly to different year-ends of companies, resulting in the later implementation of new accounting standards.

As Remgro and its subsidiary companies have already adopted IFRS 3 in their 2005 financial year, the implementation of IFRS, specifically those standards relating to goodwill, had no effect on these companies' reported earnings. The implementation of IFRS did, however, result in all associated companies now also adopting IFRS 3, thus removing Remgro's share of their goodwill amortisation from the income statement.

This adjustment is included in the line "From associated companies".

## Leases

IAS 17 requires operating lease costs and income to be accounted for on a straight-line basis. Future lease increases in terms of the lease contract are determined and the average lease income or expense is then recognised in equal amounts over the lease period. Generally, this leads to earlier recognition of lease income and lease expenses compared with the pattern of recognition in terms of previous industry practice in South Africa where income and expenses were recognised at a constant real rate of return on the net cash investment in the lease.

Adjustments relating to IAS 17 are included in the "Other" and "From associated companies" lines.

## Associated companies

Although the implementation of IFRS had material consequences for certain associated companies, the effect on Remgro level is limited to the single line items of associated companies in the income statement and balance sheet.

As mentioned above the most significant effect of the implementation of IFRS by associated companies relates to the non-amortisation of goodwill with specific reference to British American Tobacco Plc.

The IFRS adjustments on 1 April 2005 relate to the implementation of IFRS 4 and IAS 32/39 by FirstRand Limited. These adjustments mainly relate to the elimination of treasury shares held in policyholder assets, the adoption of IFRS 4 and the change from an expected to an incurred loss credit methodology on adoption of IAS 39.

# TRANSITION REPORT – TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

AUDITED RESTATEMENT OF FINANCIAL INFORMATION FOR THE YEAR ENDED 31 MARCH 2005 UNDER IFRS

## RECONCILIATION OF THE INCOME STATEMENT

| | Year ended 31 March 2005 R million |
|---|---|
| **PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY** | |
| **As previously reported under SA GAAP** | 8 807 |
| Prior year adjustments | 6 |
| Restated under SA GAAP | 8 813 |
| IFRS adjustments | (295) |
| Share-based payments | (8) |
| Post-retirement benefits | (2) |
| Property, plant and equipment | 4 |
| From associated companies | (289) |
| **As reported under IFRS** | 8 518 |
| **HEADLINE EARNINGS** | |
| **As previously reported under SA GAAP** | 4 982 |
| Prior year adjustments | (35) |
| Restated under SA GAAP | 4 947 |
| IFRS adjustments | 51 |
| Share-based payments | (8) |
| Post-retirement benefits | (2) |
| Property, plant and equipment | 4 |
| From associated companies | 57 |
| **As reported under IFRS** | 4 998 |

*Refer to the consolidated annual financial statements for the detailed breakdown of the revised income statement.*

| | As reported under IFRS 31 March 2005 | As previously reported under SA GAAP 31 March 2005 |
|---|---|---|
| Number of ordinary shares in issue | 487 097 002 | 487 097 002 |
| Weighted number of ordinary shares in issue | 497 292 403 | 497 292 403 |
| Earnings per share (cents) | 1 712.9 | 1 771.0 |
| Earnings per share – diluted (cents) | 1 677.2 | 1 765.4 |
| Headline earnings per share (cents) | 1 005.0 | 1 001.8 |
| Headline earnings per share – diluted (cents) | 977.7 | 998.7 |
| Net asset value per share – at book value (Rand) | R71.51 | R71.77 |

# RECONCILIATION OF ASSETS, LIABILITIES AND EQUITY

| | 31 March 2005 R million | 1 April 2004 R million |
|---|---|---|
| **ASSETS** | | |
| **As previously reported under SA GAAP** | 39 826 | 33 730 |
| Prior year adjustments | 22 | 15 |
| Restated under SA GAAP | 39 848 | 33 745 |
| IFRS adjustments | (109) | (477) |
| Post-retirement benefits | – | (1) |
| Property, plant and equipment | 115 | 96 |
| Other | 12 | 12 |
| From associated companies | (236) | (584) |
| **As reported under IFRS** | 39 739 | 33 268 |
| **LIABILITIES** | | |
| **As previously reported under SA GAAP** | 2 855 | 2 319 |
| IFRS adjustments | 40 | 23 |
| Post-retirement benefits | 1 | (3) |
| Property, plant and equipment | 16 | 3 |
| Other | 23 | 23 |
| **As reported under IFRS** | 2 895 | 2 342 |
| **EQUITY** | | |
| **As previously reported under SA GAAP** | 36 971 | 31 411 |
| Prior year adjustments | 22 | 15 |
| Restated under SA GAAP | 36 993 | 31 426 |
| IFRS adjustments | (149) | (500) |
| Post-retirement benefits | (1) | 2 |
| Property, plant and equipment | 99 | 93 |
| Other | (11) | (11) |
| From associated companies | (236) | (584) |
| **As reported under IFRS** | 36 844 | 30 926 |

*Refer to the consolidated annual financial statements for the detailed breakdown of the revised balance sheet.*

# TRANSITION REPORT – TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

## AUDITED RESTATEMENT OF FINANCIAL INFORMATION FOR THE YEAR ENDED 31 MARCH 2005 UNDER IFRS

## CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

| | | | | | ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY | | | | |
|---|---|---|---|---|---|---|---|---|---|
| R million | Issued capital | Equity-accounted reserves | Other non-distributable reserves | Fair value reserves | Retained earnings | Treasury shares | Share-holders' equity | Minority interest | Total equity |
| **For the year ended 31 March 2004** | | | | | | | | | |
| Balances at 31 March 2004 – under SA GAAP | 8 | 13 704 | 566 | 1 215 | 15 509 | (1 293) | 29 709 | 1 702 | 31 411 |
| Prior year adjustments | | 15 | | | | | 15 | | 15 |
| Restated under SA GAAP | 8 | 13 719 | 566 | 1 215 | 15 509 | (1 293) | 29 724 | 1 702 | 31 426 |
| IFRS adjustments | | | | | | | | | |
| – Share-based payments | | | 5 | | (5) | | | | |
| – Post-retirement benefits | | | | | 1 | | 1 | 1 | 2 |
| – Property, plant and equipment | | | 94 | | | | 94 | (1) | 93 |
| – Foreign exchange differences | | (1 633) | (123) | | 1 756 | | | | |
| – Other | | | | | (11) | | (11) | | (11) |
| – From associated companies | | (584) | | | | | (584) | | (584) |
| **Balances at 1 April 2004 under IFRS** | 8 | 11 502 | 542 | 1 215 | 17 250 | (1 293) | 29 224 | 1 702 | 30 926 |
| **For the year ended 31 March 2005** | | | | | | | | | |
| Balances at 31 March 2005 – under SA GAAP | 8 | 17 264 | 1 106 | 1 261 | 17 873 | (2 552) | 34 960 | 2 011 | 36 971 |
| Prior year adjustments | | 22 | | | | | 22 | | 22 |
| Restated under SA GAAP | 8 | 17 286 | 1 106 | 1 261 | 17 873 | (2 552) | 34 982 | 2 011 | 36 993 |
| IFRS adjustments | | | | | | | | | |
| – Share-based payments | | | 14 | | (14) | | | | |
| – Post-retirement benefits | | | | | (1) | | (1) | | (1) |
| – Property, plant and equipment | | | 94 | | 5 | | 99 | | 99 |
| – Foreign exchange differences | | (1 633) | (123) | | 1 756 | | | | |
| – Other | | | | | (11) | | (11) | | (11) |
| – From associated companies | | (236) | | | | | (236) | | (236) |
| **Balances at 31 March 2005 under IFRS** | 8 | 15 417 | 1 091 | 1 261 | 19 608 | (2 552) | 34 833 | 2 011 | 36 844 |
| Balances at 31 March 2005 under IFRS | 8 | 15 417 | 1 091 | 1 261 | 19 608 | (2 552) | 34 833 | 2 011 | 36 844 |
| IFRS adjustments on 1 April 2005 | | | | | | | | | |
| – From associated companies | | (341) | | | | | (341) | | (341) |
| **Restated balances at 1 April 2005 under IFRS** | 8 | 15 076 | 1 091 | 1 261 | 19 608 | (2 552) | 34 492 | 2 011 | 36 503 |

## CASH FLOW STATEMENT

None of the IFRS adjustments to the cash flow statement were material.

*Refer to the consolidated annual financial statements for the detailed breakdown of the revised cash flow statement.*

# COMPANY INFORMATION

**SECRETARY**
M Lubbe (Mrs)

**BUSINESS ADDRESS AND REGISTERED OFFICE**
Carpe Diem Office Park
Quantum Street
Techno Park
Stellenbosch
7600

PO Box 456
Stellenbosch
7599

**TRANSFER SECRETARIES**
Computershare Investor Services 2004 (Proprietary) Limited
70 Marshall Street
Johannesburg
2001

PO Box 61051
Marshalltown
2107

**AUDITORS**
PricewaterhouseCoopers Inc.
Stellenbosch

**LISTING**
JSE Limited
*Sector:* Financials – General Financial

**AMERICAN DEPOSITARY RECEIPT (ADR) PROGRAM**
Cusip number 75956M107
ADR to ordinary share 1:1

*Depositary:*
The Bank of New York
101 Barclay Street
New York NY 10286

**SPONSOR**
Rand Merchant Bank (A division of FirstRand Bank Limited)

**WEBSITE**
**www.remgro.com**

# SHAREHOLDERS' INFORMATION

### DATES OF IMPORTANCE TO SHAREHOLDERS

| | |
|---|---|
| Financial year-end | 31 March |
| Annual general meeting | Wednesday, 23 August 2006 |

#### FINANCIAL REPORTS

| | |
|---|---|
| Announcement of interim results | November |
| Interim report | December |
| Announcement of annual results | June |
| Annual financial statements | July |

#### DIVIDENDS

| | |
|---|---|
| Interim dividend | |
| – declared | November |
| – paid | January |
| Final dividend | |
| – declared | June |
| – paid | August |

#### FINAL DIVIDEND NUMBER 12 AND SPECIAL DIVIDEND

| | |
|---|---|
| Ordinary dividend per share | 228 cents |
| Special dividend per share | 400 cents |
| Last day to trade in order to participate in the final and special dividend | Friday, 11 August 2006 |
| Trading on or after this date will be ex the final and special dividend | Monday, 14 August 2006 |
| Record date | Friday, 18 August 2006 |
| Payment date | Monday, 21 August 2006 |

# SHAREHOLDERS' INFORMATION

## STATISTICS AT 31 MARCH 2006

| | 2006 % | 2006 Number of shares | 2005 % | 2005 Number of shares |
|---|---|---|---|---|
| **MAJOR BENEFICIAL SHAREHOLDERS** | | | | |
| **Ordinary shares** | | | | |
| Public Investment Commissioner | **13.36** | **59 954 389** | 12.86 | 62 542 225 |
| Old Mutual Life Assurance Company SA | **6.05** | **27 164 496** | 8.56 | 41 645 623 |
| Remgro subsidiaries (shares cancelled in 2006) | **–** | **–** | 6.27 | 30 521 841 |
| Sanlam | **5.23** | **23 471 269** | 5.21 | 25 344 255 |
| Other | **75.36** | **338 212 053** | 67.10 | 326 439 706 |
| | **100.00** | **448 802 207** | 100.00 | 486 493 650 |
| **B ordinary shares** | | | | |
| Rembrandt Trust (Pty) Limited | **100.00** | **35 506 352** | 100.00 | 35 506 352 |
| **Total** | | **484 308 559** | | 522 000 002 |

No other shareholder held a beneficial interest of more than 5% in the ordinary shares in your Company on 31 March.

| | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|
| **DISTRIBUTION OF SHAREHOLDERS** | | | | |
| **Ordinary shares** | | | | |
| *Public shareholders* | **30 929** | 27 321 | 25 600 | 25 657 |
| Percentage of shareholders | **99.92** | 99.91 | 99.91 | 99.89 |
| Number of shares | **440 740 885** | 448 808 224 | 462 478 974 | 467 859 404 |
| Percentage of shares issued | **98.2** | 92.25 | 95.06 | 96.17 |
| *Non-public shareholders* | | | | |
| Directors and their associates/Share Trust/Treasury shares | **26** | 24 | 24 | 30 |
| Percentage of shareholders | **0.08** | 0.09 | 0.09 | 0.11 |
| Number of shares | **8 061 322** | 37 685 426 | 24 014 676 | 18 634 246 |
| Percentage of shares issued | **1.80** | 7.75 | 4.94 | 3.83 |
| *Number of shareholders* | **30 955** | 27 345 | 25 624 | 25 687 |

| | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|
| **NUMBER OF SHARES IN ISSUE** | | | | |
| – Ordinary shares of 1 cent each | **448 802 207** | 486 493 650 | 486 493 650 | 486 493 650 |
| Issued at 1 April | **486 493 650** | 486 493 650 | 486 493 650 | 486 493 650 |
| Cancelled during the year | **(37 691 443)** | – | – | – |
| – Unlisted B ordinary shares of 10 cents each | **35 506 352** | 35 506 352 | 35 506 352 | 35 506 352 |
| Total number of shares in issue | **484 308 559** | 522 000 002 | 522 000 002 | 522 000 002 |
| **Number of shares held in treasury** | **(4 473 004)** | (34 903 000) | (20 678 689) | (15 566 128) |
| Ordinary shares repurchased and held in treasury | **(1 379 635)** | (30 521 841) | (16 442 602) | (11 616 128) |
| Ordinary shares purchased by The Remgro Share Trust and accounted for as treasury shares | **(3 093 369)** | (4 381 159) | (4 236 087) | (3 950 000) |
| | **479 835 555** | 487 097 002 | 501 321 313 | 506 433 874 |
| **Weighted number of shares** | **483 154 691** | 497 292 403 | 503 280 054 | 516 517 429 |

ADDITIONAL INFORMATION (2006)



**Institutional and private shareholding in Remgro Limited ordinary shares**

Private 16%
Institutional 84%

**Overseas and local shareholding in Remgro Limited ordinary shares**

Overseas 13%
South Africa 87%

ADDITIONAL INFORMATION (2005)



**Institutional and private shareholding in Remgro Limited ordinary shares**

Private 15%
Institutional 85%

**Overseas and local shareholding in Remgro Limited ordinary shares**

Overseas 10%
South Africa 90%

# SHAREHOLDERS' INFORMATION

**Interests of the directors in the issued capital of the Company**
**Ordinary shares**

| | Direct | | Indirect | | |
| | Beneficial | Non-beneficial | Beneficial | Non-beneficial | Total |
|---|---|---|---|---|---|
| **31 March 2006** | | | | | |
| P E Beyers | 60 024 | – | 12 500 | – | 72 524 |
| W E Bührmann | 223 256 | – | – | – | 223 256 |
| G D de Jager | 38 740 | – | 108 300 | – | 147 040 |
| D M Falck | 200 | – | 18 133 | – | 18 333 |
| P K Harris | – | – | 57 118 | – | 57 118 |
| E de la H Hertzog | 228 245 | – | 1 671 903 | 4 484 | 1 904 632 |
| E Molobi | 174 | – | – | – | 174 |
| J F Mouton | – | – | 20 000 | – | 20 000 |
| J A Preller | 75 069 | – | – | – | 75 069 |
| F Robertson | – | – | 1 000 | – | 1 000 |
| J P Rupert | – | – | – | 270 001 | 270 001 |
| T van Wyk | 59 926 | – | – | – | 59 926 |
| M H Visser | – | – | 733 945 | – | 733 945 |
| | **685 634** | **–** | **2 622 899** | **274 485** | **3 583 018** |
| **31 March 2005** | | | | | |
| P E Beyers | 34 024 | – | 9 000 | – | 43 024 |
| W E Bührmann | 38 027 | – | – | – | 38 027 |
| G D de Jager | 28 740 | – | 108 300 | – | 137 040 |
| D M Falck | 200 | – | 18 133 | – | 18 333 |
| P K Harris | – | – | 57 118 | – | 57 118 |
| E de la H Hertzog | 228 245 | – | 1 614 564 | 4 484 | 1 847 293 |
| E Molobi | 174 | – | – | – | 174 |
| J F Mouton | – | – | 20 000 | – | 20 000 |
| J A Preller | 26 141 | – | – | – | 26 141 |
| F Robertson | – | – | 1 000 | – | 1 000 |
| J P Rupert | – | – | – | 270 001 | 270 001 |
| T van Wyk | 76 926 | – | – | – | 76 926 |
| M H Visser | – | – | 244 649 | – | 244 649 |
| | **432 477** | **–** | **2 072 764** | **274 485** | **2 779 726** |

**B ordinary shares**
Mr J P Rupert is a director of Rembrandt Trust (Pty) Limited which owns all the issued unlisted B ordinary shares.

Since the end of the financial year to the date of this report the interest of directors remained unchanged.

# NOTICE TO SHAREHOLDERS

The 2006 Annual General Meeting of the Company will be held on Wednesday, 23 August 2006, at 15:30 in the Ballroom, The Lord Charles Hotel, Corner of Faure and Stellenbosch Roads, Somerset West, to, if approved, pass the following resolutions with or without modification:

1. **APPROVAL OF ANNUAL FINANCIAL STATEMENTS**
   **Ordinary Resolution Number 1**
   **Resolved that** the audited annual financial statements of the Company and the Group for the year ended 31 March 2006 be accepted and approved.

2. **APPROVAL OF DIRECTORS' REMUNERATION**
   **Ordinary Resolution Number 2**
   **Resolved that** directors' fees for services rendered as directors during the past financial year, be fixed at R1 870 000.

3. **ELECTION OF DIRECTOR**
   **Ordinary Resolution Number 3**
   **Resolved that** Mr G D de Jager who retires in terms of clause 31.1.1 of the Company's Articles of Association and who has offered himself for re-election, be hereby re-elected as a director of the Company.

4. **ELECTION OF DIRECTOR**
   **Ordinary Resolution Number 4**
   **Resolved that** Mr D M Falck who retires in terms of clause 31.1.1 of the Company's Articles of Association and who has offered himself for re-election, be hereby re-elected as a director of the Company.

5. **ELECTION OF DIRECTOR**
   **Ordinary Resolution Number 5**
   **Resolved that** Mr J F Mouton who retires in terms of clause 31.1.1 of the Company's Articles of Association and who has offered himself for re-election, be hereby re-elected as a director of the Company.

6. **ELECTION OF DIRECTOR**
   **Ordinary Resolution Number 6**
   **Resolved that** Mr F Robertson who retires in terms of clause 31.1.1 of the Company's Articles of Association and who has offered himself for re-election, be hereby re-elected as a director of the Company.

7. **ELECTION OF DIRECTOR**
   **Ordinary Resolution Number 7**
   **Resolved that** Mr J P Rupert who retires in terms of clause 31.1.1 of the Company's Articles of Association and who has offered himself for re-election, be hereby re-elected as a director of the Company.

   Biographical details of all directors of the Company are set out on pages 10 and 11 of the Annual Report.

8. **AUTHORITY TO PLACE SHARES UNDER THE CONTROL OF THE DIRECTORS**
   **Ordinary Resolution Number 8**
   **Resolved that** the entire authorised but unissued share capital of the Company, comprising 63 691 443 ordinary shares of one cent each and 5 000 000 B ordinary shares of ten cents each, be and are hereby placed under the control of the Board of Directors of the Company as a general authority in terms of section 221(2) of the Companies Act (Act 61 of 1973), as amended ("the Companies Act"), for allotment and issue to such persons as they deem fit, provided that 26 000 000 ordinary shares and 5 000 000 B ordinary shares in the authorised share capital of the Company are reserved for the purposes of The Remgro Share Scheme in terms of an ordinary resolution passed by the shareholders on 21 September 2000.

   This general authority is subject to the provisions of the Companies Act, the Articles of Association of the Company and the Listings Requirements of the JSE Limited ("the Listings Requirements") and will be valid until the next annual general meeting.

### 9. AUTHORITY TO REPURCHASE SHARES

**Special Resolution Number 1**

**Resolved that** the Board of Directors of the Company be hereby authorised, by way of a renewable general authority, to approve the purchase of its own shares by the Company, or to approve the purchase of ordinary shares in the Company by any subsidiary of the Company, provided that:

+ this general authority shall be valid until the Company's next annual general meeting or for 15 months from the date of this resolution, whichever period is shorter;
+ the ordinary shares be purchased through the order book of the JSE trading system and done without any prior understanding or arrangement between the Company and/or the relevant subsidiary and the counterparty;
+ an announcement complying with 11.27 of the Listings Requirements be published by the Company (i) when the Company and/or its subsidiaries cumulatively repurchased 3% of the ordinary shares in issue as at the time when the general authority was given ("the initial number") and (ii) for each 3% in the aggregate of the initial number of the ordinary shares acquired thereafter by the Company and/or its subsidiaries;
+ the repurchase by the Company of its own ordinary shares shall not in the aggregate in any one financial year exceed 20% of the Company's issued share capital of that class, provided that the acquisition of ordinary shares as treasury stock by a subsidiary of the Company shall not exceed 10% in the aggregate of the number of issued shares of the Company;
+ repurchases must not be made at a price more than 10% above the weighted average of the market value of the ordinary shares for the five business days immediately preceding the date on which the transaction is effected;
+ at any point in time the Company may only appoint one agent to effect any repurchase on the Company's behalf or on behalf of any subsidiary of the Company;
+ the Company will after a repurchase of shares still comply with the provisions of the Listings Requirements regarding shareholder spread;
+ the Company and the subsidiary will not repurchase ordinary shares during a prohibited period (as defined in the Listings Requirements);
+ such repurchases will be subject to the Companies Act, the Company's Articles of Association and the Listings Requirements; and
+ if the Company purchases its own shares from any wholly owned subsidiary of the Company for the purposes of cancelling such treasury shares pursuant to this general authority, the provision of paragraph 2 above will not be applicable to such purchase transaction.

It is the intention of the Board of Directors to use this general authority should prevailing circumstances (including the tax dispensation and market conditions) warrant it in their opinion.

The Company's directors undertake that they will not implement any such repurchases while this general authority is valid, unless:

+ the Company and its subsidiaries will be able, in the ordinary course of business, to pay its debts for a period of 12 months after the date of the notice of the annual general meeting at which this resolution is proposed ("the annual general meeting");
+ the assets of the Company and its subsidiaries will exceed the liabilities of the Company and its subsidiaries for a period of 12 months after the date of the notice of the annual general meeting. For this purpose, the assets and liabilities will be recognised and measured in accordance with the accounting policies used in the Company's latest audited annual group financial statements;
+ the Company and its subsidiaries will have adequate share capital and reserves for ordinary business purposes for a period of 12 months after the date of the notice of the annual general meeting;
+ the working capital of the Company and its subsidiaries will be adequate for ordinary business purposes for a period of 12 months after the date of the notice of the annual general meeting; and
+ upon entering the market to proceed with the repurchase, the Company's sponsor has confirmed the adequacy of the Company's working capital for the purposes of undertaking a repurchase of shares in writing to the JSE.

*Reason for and effect of Special Resolution Number 1*

The reason for and the effect of the special resolution is to grant the Company's directors a general authority to approve the Company's repurchase of its own shares and to permit a subsidiary of the Company to purchase shares in the Company.

For the purposes of considering Special Resolution Number 1 and in compliance with 11.26 of the Listings Requirements, the information listed below has been included in the Annual Report, in which this notice of annual general meeting is included, at the places indicated:

- Directors and management (pages 10 and 11);
- Major shareholders (page 104);
- No material changes;
- Directors' interests in securities (page 106);
- Share capital of the Company (pages 73 and 104);
- The directors, whose names are set out on pages 10 and 11 of this report, collectively and individually accept full responsibility for the accuracy of the information contained in this Special Resolution Number 1 and certify, to the best of their knowledge and belief, that there are no other facts, the omission of which would make any statement false or misleading and that they have made all reasonable queries in this regard and that this resolution contains all information required by law and the Listings Requirements;
- There are no legal or arbitration proceedings (including any such proceedings that are pending or threatened of which the Company is aware), which may have or have had a material effect on the Company's financial position over the last twelve-month period.

## 10. AUTHORITY TO ENTER INTO DERIVATIVE TRANSACTIONS

**Special Resolution Number 2**

**Resolved that** subject to the passing of Special Resolution Number 1, the Board of Directors of the Company be authorised, by way of a general renewable authority, to enter into derivative transactions which will or may lead to the Company being required to purchase its own shares, subject to the provisions of the Companies Act and the limitations contained in section 5.84(a) of the Listings Requirements.

*Reason for and effect of Special Resolution Number 2*

The reason for and the effect of the special resolution is to grant the Company's directors a general authority to, subject to the provisions of the Companies Act and the Listings Requirements, enter into derivative transactions which will or may lead to the Company being required to purchase its own shares.

**And to transact any other business that may be transacted at an annual general meeting.**

Members who have not dematerialised their shares or who have dematerialised their shares with "own name" registration are entitled to attend and vote at the meeting and are entitled to appoint a proxy or proxies to attend, speak and vote in their stead. The person so appointed as proxy need not be a member of the Company. Proxy forms must be lodged with the transfer secretaries of the Company, Computershare Investor Services 2004 (Pty) Limited, 70 Marshall Street, Johannesburg, 2001, South Africa, or posted to the transfer secretaries at PO Box 61051, Marshalltown, 2107, South Africa, to be received by them not later than Monday, 21 August 2006, at 15:30 (South African time).

Proxy forms must only be completed by members who have not dematerialised their shares or who have dematerialised their shares with "own name" registration.

On a show of hands, every member of the Company present in person or represented by proxy shall have one vote only. On a poll, every member of the Company shall have one vote for every share held in the Company by such member.

Members who have dematerialised their shares, other than those members who have dematerialised their shares with "own name" registration, should contact their Central Securities Depository Participant ("CSDP") or broker in the manner and time stipulated in their agreement:

- to furnish them with their voting instructions; and
- in the event that they wish to attend the meeting, to obtain the necessary authority to do so.

By order of the Board of Directors.

**M Lubbe**
*Secretary*

Stellenbosch
22 June 2006

# EXPLANATORY NOTES TO THE NOTICE TO SHAREHOLDERS

## ORDINARY RESOLUTIONS

**Ordinary Resolution Number 1**

### Approval of annual financial statements

In terms of the Companies Act (Act 61 of 1973), as amended ("the Companies Act"), the directors are obliged to present the annual financial statements and Group annual financial statements to the members at the annual general meeting for consideration.

**Ordinary Resolution Number 2**

### Approval of directors' remuneration

In terms of the Company's Articles of Association, the remuneration payable to the directors must be determined at the Company's annual general meeting.

**Ordinary Resolutions Numbers 3 to 7**

### Election of directors

In terms of the Company's Articles of Association, one-third of the directors, or if their number is not a multiple of three, then the number nearest to but not less than one-third are required to retire at each annual general meeting. Directors may offer themselves for re-election. Biographical details of all the directors of the Company are set out on pages 10 and 11 of the Annual Report.

**Ordinary Resolution Number 8**

### Authority to place shares under control of the directors

In terms of the Companies Act, the directors shall not have the power to allot or issue shares of the Company without approval of the members of the Company. The existing authority is due to expire at the forthcoming annual general meeting, unless it is renewed. Shareholders are reminded that 26 000 000 ordinary shares and 5 000 000 B ordinary shares are reserved for the Remgro Share Scheme in terms of a shareholders' resolution passed on 21 September 2000.

## SPECIAL RESOLUTIONS

**Special Resolution Number 1**

### Authority to repurchase shares

The annual renewal of this authority is required in terms of the Companies Act and the Listings Requirements of the JSE Limited ("the Listings Requirements"). The existing authority to the directors are due to expire at the forthcoming annual general meeting, unless renewed.

**Special Resolution Number 2**

### Authority to enter into derivative transactions

The general authority is given to the directors to enable them to, subject to the provisions of the Companies Act and the Listings Requirements, enter into derivative transactions which may or will lead to the Company being required to purchase its own shares.

# FORM OF PROXY



(Incorporated in the Republic of South Africa)
(Registration number 1968/006415/06)
(Share code: REM   ISIN: ZAE000026480)
("the Company")

**THIS FORM OF PROXY IS ONLY FOR USE BY:**

1. REGISTERED MEMBERS WHO HAVE NOT YET DEMATERIALISED THEIR REMGRO LIMITED ORDINARY SHARES; AND

2. REGISTERED MEMBERS WHO HAVE ALREADY DEMATERIALISED THEIR REMGRO LIMITED ORDINARY SHARES AND ARE REGISTERED IN THEIR OWN NAMES IN THE COMPANY'S SUBREGISTER. *

**\* See explanatory note 3 overleaf**

For completion by the aforesaid registered members who hold ordinary shares of the Company ("member") and who are unable to attend the 2006 Annual General Meeting of the Company to be held on Wednesday, 23 August 2006, at 15:30 in The Ballroom, The Lord Charles Hotel, Corner Faure and Stellenbosch Roads, Somerset West ("the annual general meeting").

I/We _____

being the holder/s of _____ ordinary shares in the Company, hereby appoint (see instruction 1 overleaf)

1. _____ or, failing him/her,

2. _____ or, failing him/her,

3. the chairman of the annual general meeting, as my/our proxy to attend, speak and vote for me/us and on my/our behalf or to abstain from voting at the annual general meeting of the Company and at any adjournment thereof, as follows (see note 2 and instruction 2 overleaf):

|  | Insert an "X" or the number of votes exercisable (one vote per ordinary share) | | |
|---|---|---|---|
| **Ordinary resolutions** | In favour of | Against | Abstain |
| 1.   Approval of annual financial statements |  |  |  |
| 2.   Approval of directors' remuneration |  |  |  |
| 3.   Election of director  – Mr G D de Jager |  |  |  |
| 4.   Election of director  – Mr D M Falck |  |  |  |
| 5.   Election of director  – Mr J F Mouton |  |  |  |
| 6.   Election of director  – Mr F Robertson |  |  |  |
| 7.   Election of director – Mr J P Rupert |  |  |  |
| 8.   Authority to place shares under control of the directors |  |  |  |
| **Special resolutions** |  |  |  |
| 9.   Authority to repurchase shares |  |  |  |
| 10.  Authority to enter into derivative transactions |  |  |  |

Signed at _____ on _____ 2006

Signature/s _____

Assisted by _____
(where applicable)

**Please read the notes and instructions overleaf.**

## NOTES

1. A member entitled to attend and vote at the annual general meeting is entitled to appoint one or more proxies to attend, speak and vote in his/her stead. A proxy need not be a registered member of the Company.
2. Every member present in person or by proxy and entitled to vote at the annual general meeting of the Company shall, on a show of hands, have one vote only, irrespective of the number of shares such member holds. In the event of a poll, every member shall be entitled to that proportion of the total votes in the Company which the aggregate amount of the nominal value of the shares held by such member bears to the aggregate amount of the nominal value of all the shares issued by the Company.
3. Members registered in their own name are members who elected not to participate in the Issuer-Sponsored Nominee Programme and who appointed Computershare Limited as their Central Securities Depository Participant ("CSDP") with the express instruction that their uncertificated shares are to be registered in the electronic subregister of members **in their own names**.

## INSTRUCTIONS ON SIGNING AND LODGING THE FORM OF PROXY

1. A member may insert the name of a proxy or the names of two alternative proxies of the member's choice in the space/s provided overleaf, with or without deleting "the chairman of the annual general meeting", but any such deletion must be initialled by the member. Should this space/s be left blank, the proxy will be exercised by the chairman of the annual general meeting. The person whose name appears first on the form of proxy and who is present at the annual general meeting will be entitled to act as proxy to the exclusion of those whose names follow.
2. A member's voting instructions to the proxy must be indicated by the insertion of an "X", or the number of votes exercisable by that member, in the appropriate spaces provided overleaf. Failure to do so will be deemed to authorise the proxy to vote or to abstain from voting at the annual general meeting as he/she thinks fit in respect of all the member's exercisable votes. A member or his/her proxy is not obliged to use all the votes exercisable by him/her or by his/her proxy, but the total number of votes cast, or those in respect of which abstention is recorded, may not exceed the total number of votes exercisable by the member or by his/her proxy.
3. A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the transfer secretaries.
4. To be valid, the completed forms of proxy must be lodged with the transfer secretaries of the Company, Computershare Investor Services 2004 (Pty) Limited at 70 Marshall Street, Johannesburg, 2001, South Africa, or posted to the transfer secretaries at PO Box 61051, Marshalltown, 2107, South Africa, to be received by them not later than Monday, 21 August 2006, at 15:30 (South African time).
5. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the transfer secretaries or waived by the chairman of the annual general meeting.
6. The completion and lodging of this form of proxy will not preclude the relevant member from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such member wish to do so.
7. The completion of any blank spaces overleaf need not be initialled. Any alterations or corrections to this form of proxy must be initialled by the signatory/ies.
8. The chairman of the annual general meeting may accept any form of proxy which is completed other than in accordance with these instructions provided that he is satisfied as to the manner in which a member wishes to vote.

# Remgro Limited

ANNUAL REPORT 2007

# CONTENTS

REMGRO LIMITED
Incorporated in the Republic of South Africa   Registration number 1968/006415/06   ISIN zae000026480   Share code REM

www.remgro.com

# *Remgro* Limited

*2007*

---

## INVESTMENT PHILOSOPHY

---

Remgro invests in businesses that can deliver superior earnings and dividend growth over the long term. This involves the acquisition of meaningful interests in companies that have sound management and have the ability to generate strong cash returns and growth. Remgro forges strategic alliances on a partnership basis and endeavours to add value where possible. The purpose is to ensure excellent returns to shareholders by way of dividend and capital growth.

---

## GROUP PROFILE

---

Remgro Limited is an investment holding company established with effect from 1 April 2000, after the restructuring of the former Rembrandt Group Limited. The Group's interests consist of investments in tobacco products, banking and financial services, printing and packaging, motor components, medical services, mining, petroleum products, food, wine and spirits and various other trade mark products.

The Company's activities are concentrated mainly on the management of investments and the provision of support rather than on being involved in the day-to-day management of business units of investees.

Subsidiaries not wholly owned are mainly listed companies with independent boards of directors on which this Company has non-executive representation. Non-subsidiary investments comprise both listed and unlisted companies not controlled by this Company and which are mostly associated companies due to significant influence and Board representation.

## Remgro Limited

### ASSOCIATED COMPANIES AND OTHER

#### Tobacco interests

| | |
|---|---|
| British American Tobacco | 10.4% |

#### Financial services

| | |
|---|---|
| RMB Holdings | 23.7% |
| FirstRand | 9.3% |

#### Industrial interests

| | |
|---|---|
| Air Products SA | 50.0% |
| Distell | 29.4% |
| Dorbyl | 41.4% |
| Kagiso Trust Investments | 41.8% |
| Medi-Clinic | 47.6% |
| Nampak | 13.4% |
| Total South Africa | 24.9% |
| Unilever Bestfoods Robertsons | 41.0% |

#### Mining interests

| | |
|---|---|
| Trans Hex | 33.6% |
| Implats | 4.2% |

#### Other interests

| | |
|---|---|
| Business Partners | 21.3% |

### SUBSIDIARY COMPANIES

#### Industrial interests

| | |
|---|---|
| Tsb Sugar | 100.0% |
| Wispeco | 100.0% |
| Rainbow | 61.4% |

#### Corporate and other interests

| | |
|---|---|
| Remgro Finance Corporation | 100.0% |
| M&I Group Services | 100.0% |

*Percentages represent the direct interests held.*
*Annexures A and B provide further information of subsidiary companies and investments.*

INFORMATION ON THE COMPANIES IN WHICH INVESTMENTS ARE HELD

## ASSOCIATED COMPANIES AND OTHER

### Tobacco interests



British American Tobacco

**EFFECTIVE INTEREST: 10.4%**

- Listed on the London Stock Exchange.
- Chief Executive Officer: P Adams
- Produces high-quality tobacco products for a diverse, worldwide market. The company is involved from the planting and growing of tobacco crops to the marketing of the products.
- Interest is represented by a one-third shareholding in the ordinary shares and a 100% shareholding in the "2005" participating securities of R&R Holdings SA (R&R). The other two-thirds shareholding in R&R is held by Compagnie Financière Richemont SA.
- Market capitalisation at 31 March 2007: £32 658 million
- Website: www.bat.com

### Financial services



RMB Holdings

**EFFECTIVE INTEREST: 23.7%**

- Listed on the JSE Limited.
- Chief Operating Officer: P Cooper
- RMBH's interests are:
  – FirstRand Limited (33%)
  – RMB Structured Insurance Limited (80%)
  – OUTsurance Limited (62%)
  – Glenrand M.I.B Limited (16%)
- Market capitalisation at 31 March 2007: R42 749 million
- Website: www.rmbh.co.za



FirstRand

**EFFECTIVE INTEREST: 9.3%**

*(excluding indirect interest held through RMB Holdings)*

- Listed on the JSE Limited.
- Chief Executive Officer: P K Harris
- The FirstRand group of companies is involved in the financial service activities, including retail, corporate, investment and merchant banking, short-term insurance, life insurance, employee benefits, health insurance and asset management.
- The banking and insurance activities are represented by the wholly owned subsidiaries FirstRand Bank Holdings Limited and Momentum Group Limited respectively and the health activities in the 57%-owned Discovery Holdings Limited.
- Market capitalisation at 31 March 2007: R127 063 million
- Website: www.firstrand.co.za

### Mining interests



Trans Hex

**EFFECTIVE INTEREST: 33.6%**

- Listed on the JSE Limited.
- Chief Executive Officer: L Delport
- Exploration for, and mining and marketing of land and marine diamonds.
- Market capitalisation at 31 March 2007: R1 304 million
- Website: www.transhex.co.za



Implats

**EFFECTIVE INTEREST: 4.2%**

- Listed on the JSE Limited.
- Chief Executive Officer: D Brown
- Implats is a fully integrated mining and metallurgical organisation, which markets refined platinum group metals for global markets and is one of the world's largest platinum recyclers.
- Market capitalisation at 31 March 2007: R143 851 million
- Website: www.implats.co.za

# GROUP STRUCTURE

## INFORMATION ON THE COMPANIES IN WHICH INVESTMENTS ARE HELD

---

## ASSOCIATED COMPANIES AND OTHER

### INDUSTRIAL INTERESTS



**EFFECTIVE INTEREST: 50.0%**

- Unlisted
- Chief Executive Officer: A G Cooper
- Air Products SA produces oxygen, nitrogen, argon, hydrogen and carbon dioxide for sale in gaseous form by pipeline under long-term contracts to major industrial users, as well as the distribution of industrial gases and chemicals for sale, together with ancillary equipment, to the merchant market.
- The other 50% of the ordinary shares is held by Air Products and Chemicals Incorporated, a USA company.
- Website: www.airproducts.com



**EFFECTIVE INTEREST: 47.6%**

- Listed on the JSE Limited.
- Chief Executive Officer: L J Alberts
- Medi-Clinic's business consists of the provision of comprehensive, high-quality hospital services on a cost-effective basis.
- Market capitalisation at 31 March 2007: R9 898 million
- Website: www.mediclinic.co.za



**EFFECTIVE INTEREST: 41.4%**

- Listed on the JSE Limited.
- Chief Executive Officer: R F Röhrs
- Dorbyl is an industrial group in the automotive engineering industry. The company specialises in the production and assembly of a wide range of vehicle components.
- Market capitalisation at 31 March 2007: R511 million
- Website: www.dorbyl.co.za



**EFFECTIVE INTEREST: 29.4%**

- Listed on the JSE Limited.
- Chief Executive Officer: J J Scannell
- Distell produces and markets fine wines, spirits and flavoured alcoholic beverages, in South Africa with an increasing international profile.
- Interest is represented by a 50% shareholding in Remgro-KWV Investments Limited, which held a 59% share in Distell at 31 March 2007.
- Market capitalisation at 31 March 2007: R10 397 million
- Website: www.distell.co.za



**EFFECTIVE INTEREST: 41.8%**

- Unlisted
- Chief Executive Officer: J J Njeke
- KTI is an established empowerment company with a focus on investment banking services, media and strategic investments. KTI has an investment portfolio and strategy that is complementary to that of Remgro.
- Website: www.kagiso.com



**EFFECTIVE INTEREST: 24.9%**

- Unlisted
- Chief Executive Officer: P W Jordan
- Subsidiary of Total (France). Total South Africa's business is the refining and marketing of petroleum and petroleum products in South Africa and it has a market share of 14.7%. It distributes to neighbouring NBLS countries. It has a 36% interest in National Petroleum Refiners of S.A. (Pty) Limited (Natref).
- Website: www.total.co.za



**EFFECTIVE INTEREST: 13.4%**

- Listed on the JSE Limited.
- Chief Executive Officer: G E Bortolan
- Nampak is Africa's largest and most diversified packaging manufacturer, with operations in the United Kingdom and Europe. It produces a wide variety of packaging products from metals, paper, plastic and glass and is the largest manufacturer and distributor of tissue paper products.
- Market capitalisation at 31 March 2007: R14 552 million
- Website: www.nampak.com



**EFFECTIVE INTEREST: 41.0%**

- Unlisted
- Chief Executive Officers: Mrs G A Klintworth (South Africa); M Keren (Israel)
- The UBR venture covers the territories of Southern Africa and Israel, and manufactures and markets an extensive range of food products, while enjoying market leadership in most of its major categories. Well-known international and local brands include *Robertsons* herbs and spices, *Knorr* soups, *Aromat* seasonings, *Rama* and *Flora* margarine, *Lipton* and *Joko* tea, and *Mrs Ball's* culinary products.
- Website: www.unilever.co.za

### OTHER INTERESTS



**EFFECTIVE INTEREST: 21.3%**

- Unlisted
- Chief Executive Officer: J Schwenke
- Business Partners is a specialist investment company providing debt and equity investment, mentorship and property management services for small and medium enterprises in South Africa.
- Website: www.businesspartners.co.za

## SUBSIDIARY COMPANIES

### Industrial interests



**Tsb Sugar**

EFFECTIVE INTEREST: 100.0%

- Unlisted
- Chief Executive Officer: H Snyman
- Tsb Sugar is involved in cane growing and the production, transport and marketing of sugar and animal feed. Citrus is also grown on the company's estates.
- Website: www.tsb.co.za



**WISPECO Aluminium**

EFFECTIVE INTEREST: 100.0%

- Unlisted
- Chief Executive Officer: H Rolfes
- Wispeco's main business is the extrusion of aluminium profiles used mainly in the building, engineering and durable goods sectors.
- Website: www.wispeco.co.za



**RAINBOW**

EFFECTIVE INTEREST: 61.4%

- Listed on the JSE Limited.
- Chief Executive Officer: M Dally
- Rainbow is the holding company of one principal operating subsidiary, which is a vertically integrated chicken producer.
- Market capitalisation at 31 March 2007: R4 693 million
- Website: www.rainbowchicken.co.za

### Corporate and other interests

**Remgro Finance Corporation Limited** *and* **M&I Group Services Limited**

EFFECTIVE INTEREST: 100.0%

- Both companies are unlisted.
- Responsible for Remgro's central treasury function as well as management and support services.

Remgro Limited

# SALIENT FEATURES

| | 2007 | 2006 | % change |
|---|---|---|---|
| HEADLINE EARNINGS PER SHARE –<br>excluding non-recurring portion of BEE costs | **1 445.4c** | 1 130.9c | *27.8* |
| HEADLINE EARNINGS PER SHARE | **1 445.4c** | 1 052.3c | *37.4* |
| EARNINGS PER SHARE | **1 464.2c** | 1 697.6c | *(13.7)* |
| HEADLINE EARNINGS –<br>excluding non-recurring portion of BEE costs | **R6 853m** | R5 464m | *25.4* |
| HEADLINE EARNINGS | **R6 853m** | R5 084m | *34.8* |
| EARNINGS – net profit for the year | **R6 942m** | R8 202m | *(15.4)* |
| **Dividends per share** | | | |
| Ordinary | **434.00c** | 361.00c | *20.2* |
| – Interim | **153.00c** | 133.00c | *15.0* |
| – Final | **281.00c** | 228.00c | *23.2* |
| Special | | 400.00c | |
| **Net asset value per share** | | | |
| (attributable to own members) | | | |
| – at intrinsic value | **R221.00** | R157.59 | *40.2* |
| Tobacco interests | **R110.56** | R70.99 | *55.7* |
| Other investments | **R110.44** | R86.60 | *27.5* |
| **Exchange rates** | | | |
| SA rand/pound sterling exchange rate | | | |
| – weighted average for the financial year | **13.2898** | 11.4050 | |
| – at 31 March | **14.3449** | 10.6437 | |
| **Stock exchange prices** | | | |
| Closing price per share at 31 March | **R181.00** | R135.00 | *34.1* |

DIVIDEND COVER



| JSE Limited | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|
| Weighted number of Remgro ordinary shares in issue – excluding the unlisted "B" shares ('000) | 438 617 | 447 648 | 461 786 | 467 774 | 481 011 | 486 494 |
| Market capitalisation at 31 March (R million) – Ordinary shares only | 81 233 | 60 588 | 45 633 | 35 028 | 25 030 | 30 649 |
| Price (cents per share) | | | | | | |
| – 31 March | 18 100 | 13 500 | 9 380 | 7 200 | 5 145 | 6 300 |
| – Highest | 18 294 | 13 800 | 9 701 | 7 495 | 7 399 | 6 650 |
| – Lowest | 12 200 | 9 150 | 6 980 | 5 150 | 5 145 | 4 780 |
| Number of shares traded ('000) | 236 577 | 284 396 | 187 389 | 187 231 | 216 082 | 203 231 |
| Value of shares traded (R million) | 35 509 | 32 732 | 15 553 | 11 785 | 14 105 | 12 101 |
| Shares traded/weighted number of ordinary shares (%) | 53.9 | 63.5 | 40.6 | 40.0 | 44.9 | 41.8 |
| Number of transactions | 126 747 | 100 309 | 64 707 | 54 055 | 58 873 | 67 712 |

REMGRO SHARE PRICE

Cents per share



Highest/lowest closing price   —— Average closing price

# SEVEN-YEAR

## CONSOLIDATED INCOME STATEMENTS

| R million | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|
| Profit before taking into account the following | 1 476 | 1 938 | 1 384 | 1 292 | 1 209 | 734 | 504 |
| Impairments, capital and non-recurring items | 51 | 3 165 | 2 216 | (132) | 1 055 | (158) | 1 523 |
| Consolidated profit before tax | 1 527 | 5 103 | 3 600 | 1 160 | 2 264 | 576 | 2 027 |
| Taxation | (403) | (857) | (417) | (397) | (394) | (173) | (109) |
| Consolidated profit after tax | 1 124 | 4 246 | 3 183 | 763 | 1 870 | 403 | 1 918 |
| Share in after-tax profit of associated companies | 6 003 | 4 354 | 5 742 | 3 177 | 7 262 | 3 255 | 4 765 |
| Profit before taking into account the following | 5 995 | 4 428 | 4 514 | 4 164 | 4 421 | 3 881 | 2 901 |
| Impairments, capital and non-recurring items | 8 | (74) | 1 228 | (987) | 2 841 | (626) | 1 864 |
| Net profit after tax | 7 127 | 8 600 | 8 925 | 3 940 | 9 132 | 3 658 | 6 683 |
| Minority interest | (185) | (398) | (407) | (335) | (446) | (151) | (109) |
| **Attributable net profit for the year** | **6 942** | 8 202 | 8 518 | 3 605 | 8 686 | 3 507 | 6 574 |
| **Headline earnings** | **6 853** | 5 084 | 4 998 | 4 687 | 4 856 | 4 252 | 3 195 |
| Headline earnings per share (cents) | 1 445.4 | 1 052.3 | 1 005.0 | 931.3 | 940.1 | 814.5 | 612.1 |
| Headline earnings per share – excluding non-recurring portion of BEE costs (cents) | 1 445.4 | 1 130.9 | 1 005.0 | 931.3 | 940.1 | 814.5 | 612.1 |
| Earnings per share (cents) | 1 464.2 | 1 697.6 | 1 712.9 | 716.3 | 1 681.6 | 671.8 | 1 259.4 |
| Dividends per share (cents) | | | | | | | |
| – Ordinary | 434.00 | 361.00 | 314.00 | 285.00 | 248.00 | 206.00 | 162.00 |
| – Special | | 400.00 | 600.00 | 200.00 | | 100.00 | |

The figures for 2005 above have been restated in terms of IFRS. Figures for the years before 2005 have not been adjusted.

Since 1 January 2006, Medi-Clinic has been accounted for as an associated company, while it was consolidated previously.

REMGRO'S RELATIVE SHARE PERFORMANCE (BASED TO 100)



| R million | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|
| **BALANCE SHEETS** | | | | | | | |
| Property, plant and equipment | 2 565 | 2 444 | 4 120 | 3 515 | 3 253 | 2 083 | 2 027 |
| Investments – Associated companies | 33 033 | 26 098 | 28 201 | 22 737 | 19 844 | 16 984 | 13 164 |
| Other non-current assets | 6 797 | 4 584 | 2 645 | 2 106 | 3 607 | 2 831 | 2 968 |
| Current assets | 7 466 | 8 210 | 4 773 | 5 372 | 4 079 | 4 435 | 3 395 |
| **Total assets** | **49 861** | 41 336 | 39 739 | 33 730 | 30 783 | 26 333 | 21 554 |
| Total equity | 46 427 | 38 090 | 36 844 | 31 411 | 28 981 | 24 991 | 20 177 |
| Non-current liabilities | 1 580 | 1 144 | 866 | 685 | 472 | 244 | 310 |
| Current liabilities | 1 854 | 2 102 | 2 029 | 1 634 | 1 330 | 1 098 | 1 067 |
| **Total equity and liabilities** | **49 861** | 41 336 | 39 739 | 33 730 | 30 783 | 26 333 | 21 554 |
| **Net asset value per share (Rand)** | | | | | | | |
| (attributable to own members) | | | | | | | |
| – at book value | 96.69 | 78.14 | 71.51 | 59.26 | 54.19 | 46.10 | 37.14 |
| – at intrinsic value | 221.00 | 157.59 | 119.97 | 100.36 | 77.23 | 89.50 | 64.32 |
| **CASH FLOW STATEMENTS** | | | | | | | |
| Cash generated from operations | 1 666 | 1 474 | 1 566 | 1 383 | 1 055 | 618 | 401 |
| Cash flow generated from returns on investments | 3 040 | 4 200 | 2 670 | 2 013 | 2 542 | 1 697 | 1 196 |
| Taxation paid | (676) | (369) | (546) | (363) | (220) | (111) | (116) |
| Cash available from operating activities | 4 030 | 5 305 | 3 690 | 3 033 | 3 377 | 2 204 | 1 481 |
| Dividends paid | (3 813) | (4 676) | (2 642) | (1 438) | (1 765) | (968) | (303) |
| Cash flow from operating activities | 217 | 629 | 1 048 | 1 595 | 1 612 | 1 236 | 1 178 |
| Net investing activities | (1 725) | 3 364 | (2 203) | (528) | (1 943) | (201) | 356 |
| Net financing activities | 70 | 99 | 9 | 62 | (82) | (158) | (631) |
| Net increase/(decrease) in cash and cash equivalents | (1 438) | 4 092 | (1 146) | 1 129 | (413) | 877 | 903 |

The figures for 2005 above have been restated in terms of IFRS. Figures for the years before 2005 have not been adjusted.

Since 1 January 2006, Medi-Clinic has been accounted for as an associated company, while it was consolidated previously.

CASH MOVEMENT AT THE HOLDING COMPANY ("CASH AT THE CENTRE") (R MILLION)



# DIRECTORATE

## NON-EXECUTIVE DIRECTORS



**J P Rupert (57)**
*Chairman*

**Directorships:** *Executive Chairman of Compagnie Financière Richemont SA and Richemont Société Anonyme and Non-executive Chairman of VenFin Limited and Chairman of Business Partners Limited.*



**E de la H Hertzog (57)**
*Deputy Chairman*

**Directorships:** *Chairman of Medi-Clinic Corporation Limited. Serves on the Board of Distell Group Limited, Total South Africa (Pty) Limited and Trans Hex Group Limited.*



**P E Beyers (57)**

**Directorships:** *Richemont Société Anonyme, British American Tobacco Plc, Distell Group Limited and Unilever Bestfoods Robertsons (Holdings) Limited L.L.C.*



**J W Dreyer (56)**

**Directorships:** *RMB Holdings Limited.*



**J Malherbe (52)**

**Directorships:** *Dimension Data Holdings Plc, Datacraft Asia Limited, e.tv (Pty) Limited and Deputy Chairman of VenFin Limited.*

## EXECUTIVE DIRECTORS



**M H Visser (53)**
*Chief Executive Officer*
Qualification: *BComm (Hons), CA(SA)*
Years of service with the Group: 27

**Directorships:** *British American Tobacco Plc, Distell Group Limited, Kagiso Trust Investments (Pty) Limited, Nampak Limited, Medi-Clinic Corporation Limited, Unilever Bestfoods Robertsons (Holdings) Limited L.L.C. and Chairman of Rainbow Chicken Limited.*



**W E Bührmann (52)**
*Investments*
Qualification: *BComm, CA(SA)*
Years of service with the Group: 20



**D M Falck (61)**
*Group Finance*
Qualification: *CA(SA)*
Years of service with the Group: 35

**Directorships:** *RMB Holdings Limited, FirstRand Limited, FirstRand Bank Holdings Limited, Total South Africa (Pty) Limited and Trans Hex Group Limited.*



**J A Preller (Mrs) (57)**
*Corporate Affairs*
Qualification: *BEcon*
Years of service with the Group: 35



**T van Wyk (59)**
*Investments*
Qualification: *BComm, LLB, LLM, H Dip Tax*
Years of service with the Group: 17

**Directorships:** *Air Products SA (Pty) Limited, Dorbyl Limited, Kagiso Trust Investments (Pty) Limited, Momentum Group Limited, Tsb Sugar Holdings (Pty) Limited, Chairman of Wispeco Holdings Limited and Deputy Chairman of Business Partners Limited.*

## INDEPENDENT NON-EXECUTIVE DIRECTORS



**G D de Jager (56)**

**Directorships:** *Anglo Suisse Investment Holdings Limited, Lenco Holdings Limited and Sharp Interpack Limited.*



**P K Harris (57)**

**Directorships:** *Chief Executive Officer of FirstRand Limited and director of RMB Holdings Limited and Momentum Group Limited.*



**M M Morobe (50)**

**Directorships:** *Chairman of My Acre of Africa Trust and co-Chairman of City Year South Africa and director of Johannesburg Housing Company, Resolve Group (Pty) Limited and South African National Parks Board.*



**D Prins (59)**



**M Ramos (Miss) (48)**

**Directorships:** *Sanlam Limited and Chief Executive Officer of Transnet Limited.*



**F Robertson (52)**

**Directorships:** *Executive Deputy Chairman of Brimstone Investment Corporation Limited and Chairman of Lion of Africa Insurance Company Limited and Lion of Africa Life Assurance Company Limited.*

## MEMBERS OF COMMITTEES

### EXECUTIVE COMMITTEE
*M H Visser (Chairman)*
*W E Bührmann*
*D M Falck*
*J A Preller*
*T van Wyk*

### AUDIT AND RISK COMMITTEE
*D Prins (Chairman)*
*G D de Jager*
*D M Falck*
*F Robertson*

### REMUNERATION AND NOMINATION COMMITTEE
*J P Rupert (Chairman)*
*G D de Jager*
*P K Harris*
*F Robertson*

**Remgro** Limited

# GENERAL REPORT

## INTRODUCTION

The South African economy registered real GDP growth of 5% in calendar 2006, i.e. the third consecutive year at around such a level. The economy remained remarkably resilient towards the end of 2006 and early in 2007 in the face of higher interest rates. Both the global and domestic financial markets have also shrugged off the jitters that surfaced in May and June 2006 and in late February 2007. Domestic business and consumer confidence remained poised at elevated levels during the early part of 2007 suggesting that the strong economic growth could continue. With robust fixed investment spending across many sectors, employment is growing and this is improving household finances generally, in turn underpinning consumption spending.

While the interest rate sensitive components of domestic spending are expected to slow down, robust fixed investment and a recovery in exports are encouraging elements of the economy's recent performance. This needs to improve further in order to create a better balance on the current account of the balance of payments. The deficit on the current account which widened to 6.4% of GDP in 2006, continues to be handsomely financed by capital inflows, although these inflows tend to be dominated by portfolio investments. This in turn results in an element of risk regarding the rand exchange rate.

While domestic CPIX inflation came in close to the mid-level of the 3-6% target range during 2006, inflation accelerated towards the end of the year, breaking through the upper 6% boundary in April this year. Energy and food price increases have been the main drivers of higher inflation, but there is also evidence of broader inflation pressures. The SA Reserve Bank decided to increase interest rates with half a percent in June after pausing with interest rate hikes in February 2007. CPIX inflation is likely to continue trending above the upper 6% inflation target level over the short term, which increases the risk of further interest rate hikes.

On the global front, a key source of economic strength remains the robust growth in emerging markets, led by China, which is underpinning commodity strength and capital flows into developing countries. The resurgence of economic growth in Europe and Japan provides further support and compensates for what appears to be a soft landing in the USA. The global economy remains supportive of the South African economy although slightly lower growth is expected over the short term compared to last year.

## HEADLINE EARNINGS

Total headline earnings for the year to 31 March 2007 increased by 34.8% from R5 084 million to R6 853 million. Headline earnings per share, however, increased by 37.4% from 1 052.3 cents to 1 445.4 cents due to the favourable effect of the share repurchase programme. Excluding Remgro's share of the non-recurring portion of BEE costs incurred by various investee companies in the comparative year, headline earnings and headline earnings per share increased by 25.4% and 27.8% respectively.

**CONTRIBUTION TO HEADLINE EARNINGS**

| | Year ended 31 March | | | | |
|---|---|---|---|---|---|
| | | Non-recurring portion of BEE costs included | | Non-recurring portion of BEE costs excluded | |
| | **2007 R'm** | % change | 2006 R'm | % change | 2006 R'm |
| Tobacco interests | **2 964** | 25.1 | 2 369 | 25.1 | 2 369 |
| Financial services | **1 529** | 33.3 | 1 147 | 6.5 | 1 436 |
| Industrial interests | **1 924** | 62.5 | 1 184 | 50.9 | 1 275 |
| Mining interests | **155** | (46.2) | 288 | (46.2) | 288 |
| Corporate finance and other interests | **281** | 192.7 | 96 | 192.7 | 96 |
| | **6 853** | 34.8 | 5 084 | 25.4 | 5 464 |

*The following commentary, comparing the results to those of the previous year, is based on headline earnings excluding the non-recurring portion of BEE costs.*

The contribution of the tobacco interests, which represented 43.3% (2006: 43.4%) of headline earnings, increased by 25.1%.

Currency movements had a greater impact on the Group's earnings than in the previous financial year. Due to the weaker rand, the currency impact on translation of R&R Holdings SA, Luxembourg's (R&R) contribution to headline earnings increased from an unfavourable R26 million in 2006 to a favourable R420 million, as set out in the table below.

| | Year ended 31 March | |
| --- | --- | --- |
| | **2007** | 2006 |
| Average exchange rate (R/£) | **13.2898** | 11.4050 |
| Closing exchange rate (R/£) | **14.3449** | 10.6437 |
| R&R's contribution (£'m) | **223** | 208 |
| R&R's contribution (R'm) | **2 964** | 2 369 |
| Favourable/(unfavourable) currency impact (R'm) | **420** | (26) |

In sterling terms, R&R's contribution increased by 7.2%.

The combined contribution of FirstRand and RMBH to Remgro's headline earnings amounted to R1 529 million (2006: R1 313 million), an increase of 16.5%, due to good performances by First National Bank and Rand Merchant Bank. In 2006 dividends from Absa Group Limited amounting to R123 million were also accounted for in headline earnings.

The contribution of the industrial interests to headline earnings increased by 50.9%. Unilever Bestfoods Robertsons and Tsb Sugar produced strong results, while Distell and Rainbow Chicken continued their earnings growth, with contributions to Remgro's headline earnings amounting to R210 million and R293 million respectively (2006: R164 million and R250 million). Kagiso Trust Investments (Pty) Limited's (KTI) contribution to Remgro's headline earnings was R307 million. During the year under review KTI's profit was favourably impacted by fair value adjustments of the conversion right attached to its holding of Metropolitan Holdings Limited preference shares (R390 million) as well as a non-recurring profit realised on the exercise of its option to acquire an interest in The FirstRand Empowerment Trust (R81 million). As Remgro effectively acquired its investment in KTI during December 2005, no income from KTI was accounted for during the comparative year. Medi-Clinic's contribution to headline earnings increased from R200 million in 2006 to R278 million. This increase can be attributed mainly to secondary taxation on companies (STC) paid by Medi-Clinic in the comparative period on the special dividend that was paid in December 2005. Nampak's contribution to Remgro's headline earnings amounted to R125 million (2006: R107 million).

Mining interests' contribution to headline earnings decreased by 46.2% to R155 million (2006: R288 million). This decrease can be attributed mainly to the non-recurring special dividend amounting to R183 million received from Implats during the comparative year. Dividends received from Implats amounted to R147 million (2006: R277 million). Trans Hex's contribution to headline earnings was R8 million (2006: R10 million).

The central treasury division's contribution increased from R146 million to R266 million. This increase can be attributed mainly to higher interest rates as well as higher average cash balances compared to 2006. Also included therein, are foreign currency profits amounting to R65 million

# GENERAL REPORT

(2006: R24 million loss) relating to intergroup balances. These intergroup balances were settled during the past year.

Headline earnings was also impacted favourably by the accounting recognition of a pension fund surplus amounting to R70 million following the finalisation of a surplus allocation process.

## EARNINGS

Total earnings decreased by 15.4% to R6 942 million (2006: R8 202 million), mainly as a result of capital gains arising on the realisation of investments accounted for during the comparative year.

## CASH EARNINGS

Attributable cash earnings (excluding the Group's share of net profits retained by associated companies), before impairments and capital and non-recurring items, decreased by 24.9% from R4 871 million to R3 660 million, mainly as a result of a decrease in dividends received from associated companies. The latter amounted to R2 580 million compared to R3 478 million in 2006. This substantial decrease was mainly due to the special dividends received from Medi-Clinic and Dorbyl as well as Implats in 2006.

## REPURCHASE OF REMGRO SHARES

During the year under review, a wholly owned subsidiary company of Remgro acquired a further 7 174 384 Remgro ordinary shares at an average price of R143.71 for a total amount of R1 031.0 million. At 31 March 2007, 8 554 019 Remgro ordinary shares (1.9%) were held as treasury shares. No derivative transactions, which may have lead to the repurchase of Remgro shares, were entered into during the year under review.

The Remgro Share Trust purchased 563 000 (2006: 21 000) Remgro ordinary shares during the year under review, at an average price of R132.68 (2006: R134.46) for a total amount of R74.7 million (2006: R2.8 million), while 262 016 (2006: 1 308 790) shares were delivered to participants against payment of the subscription price.

## DIVIDENDS

Ordinary dividends of 434.00 cents per share were declared for the year, compared to 361.00 cents the previous year. This represents an increase of 20.2%. The dividend is covered 3.3 times by headline earnings and 1.8 times by cash earnings, against 3.1 times (excluding BEE costs) and 2.8 times respectively the previous year.

## INTRINSIC VALUE

The intrinsic net asset value of the Group includes valuations of all investments, incorporating subsidiary and associated companies, either at listed market value or, in the case of unlisted investments, at directors' valuation. The net assets of wholly owned non-investment subsidiary companies, consisting mainly of monetary items, are included at book value.

The following factors are taken into account in determining the directors' valuation of unlisted investments:
- Market value and earnings yield of similar listed shares, taking into account that the marketability of unlisted investments is limited and, in some cases, also the tradeability;
- Growth potential and risk;
- Underlying net asset value;
- Profit history; and
- Cash flow projections

The intrinsic net asset value at the end of March 2007 amounted to R221.00 per share. A schedule, setting out the analysis of the intrinsic net asset value per share on 31 March 2007 and 2006, is included at the end of the investment review.

The cash at the centre differs from the cash in the balance sheet. The latter comprises the following:

|  | 2007 R million | 2006 R million |
|---|---|---|
| Per balance sheet | 5 004 | 6 357 |
| Less: Cash from other operating subsidiaries | (647) | (562) |
| Cash at the centre | 4 357 | 5 795 |
| – Local | 1 220 | 4 066 |
| – Offshore | 3 137 | 1 729 |

Cash held by associated companies are not included. For information, R&R's cash attributable to Remgro at 31 March 2007, amounted to £150 million or R2 151 million (2006: £143 million or R1 524 million).

The table below compares the relative performance of the Remgro intrinsic net asset value per share in relation to certain selected JSE indices. No account has been taken of dividends paid by Remgro.

|  | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|
| Intrinsic net asset value – Rand per share | 221.00 | 157.59 | 119.97 | 100.36 | 77.23 | 89.50 |
| JSE – All share index | 27 267 | 20 352 | 13 299 | 10 693 | 7 680 | 11 015 |
| – Fin & Ind 30 index | 24 960 | 19 491 | 13 477 | 9 953 | 6 682 | 9 713 |
| – Financial 15 index | 9 345 | 7 616 | 5 258 | 3 782 | 2 744 | 3 415 |
| – Resource 20 index | 50 018 | 34 923 | 21 585 | 19 961 | 15 763 | 24 512 |
| Remgro share price (Rand) | 181.00 | 135.00 | 93.80 | 72.00 | 51.45 | 63.00 |

| Relative performance | 1 year to 31 March 2007 (% year-on-year) | 5 years to 31 March 2007 (% comp p.a.) |
|---|---|---|
| Intrinsic net asset value | +40.2 | +19.8 |
| JSE – All share index | +34.0 | +19.9 |
| – Fin & Ind 30 index | +28.1 | +20.8 |
| – Financial 15 index | +22.7 | +22.3 |
| – Resource 20 index | +43.2 | +15.3 |
| Remgro share price | +34.1 | +23.5 |

The table below compares Remgro's internal rate of return (IRR) with that of certain selected JSE indices. For this purpose it has been assumed that dividends have been reinvested in either Remgro shares or in the particular index, depending on the case.

|  | IRR From 26 September 2000 to 31 March 2007 (% comp p.a.) |
|---|---|
| JSE – All share index | +24.41 |
| – Fin & Ind 30 index | +16.45 |
| – Financial 15 index | +19.24 |
| – Resource 20 index | +31.55 |
| Remgro share | +32.20 |

# GENERAL REPORT

*(Note: Only limited commentary is given for listed companies seeing that the information is generally available. The unlisted investments are dealt with in more detail.)*

## TOBACCO INTERESTS

CONTRIBUTION TO HEADLINE EARNINGS

|  | **2007** | 2006 |
|---|---|---|
|  | **R million** | R million |
| R&R Holdings | **2 964** | 2 369 |

### R&R Holdings

Remgro's interest in British American Tobacco Plc (BAT) is represented by its one-third holding of the ordinary shares and all of the "2005" participation securities issued by R&R. This gives Remgro an effective interest of 10.4% in BAT at 31 March 2007. The other two-thirds of the ordinary share capital of R&R is held by Compagnie Financière Richemont SA (Richemont).

There was no change in the number of BAT shares held by R&R. However, due to the positive effect of BAT's continuing share buy-back programme, R&R's interest in BAT increased to 29.4% at 31 March 2007 (2006: 28.9%).

R&R, Remgro, Richemont and BAT are parties to a Standstill Agreement (the agreement) originally entered into at the time of the merger of Rothmans International and BAT in 1999. Under the terms of this agreement, BAT is not permitted to continue with its share buy-back programme without R&R's, Remgro's and Richemont's consent once their combined interest reaches 30%. At this level, the London Takeover Code would normally require that a cash offer be made for the shares in BAT that R&R does not already own. The agreement therefore protected R&R and its shareholders from the obligation to make a compulsory bid for BAT.

On 1 March 2007 BAT announced that it had sought R&R's, Remgro's and Richemont's consent to allow it to continue with its share buy-back programme, notwithstanding that it believes that the 30% limit will be reached within the next 12 to 15 months. To preclude any obligation on R&R, Remgro and Richemont to make a cash bid for those shares that they do not already own, BAT proposed to obtain approval from its independent shareholders for a waiver under the terms of the London Takeover Code.

R&R, Remgro and Richemont agreed to the proposals made by BAT. In return for giving their consent, they asked for and obtained a commitment from BAT that, if so requested, it will seek to obtain a secondary listing for its ordinary shares on the JSE Limited, subject to all regulatory approvals being obtained. On 26 April 2007 the independent shareholders approved the proposals made by BAT and the waiver under the terms of the London Takeover Code.

R&R's share of BAT's earnings for the twelve months to 31 March 2007 is based on BAT's results for the year ended 31 December 2006 plus the results for the quarter to 31 March 2007 less the results for the quarter to 31 March 2006.

Remgro's share of R&R's headline earnings consists of 35.46% of R&R's share of the attributable profit of BAT and its share of R&R's non-BAT profit (this includes income attributable to its investment in the "2006" participation securities issued by R&R during March 2006).

| | 2007<br>£ million | 2006<br>£ million |
|---|---|---|
| **Attributable profit of BAT before capital and non-recurring items** | **2 077** | 1 942 |
| | | |
| R&R's share of the attributable profit of BAT: | | |
| – 29.06% to 29.40% (2006: 28.56% to 28.89%) | **607** | 558 |
| R&R's non-BAT income | **9** | 29 |
| **R&R's headline earnings for the year ended 31 March** | **616** | 587 |
| | | |
| Remgro's share thereof: | | |
| – 35.46% of R&R's share of the attributable profit of BAT | **215** | 198 |
| – portion of R&R's non-BAT income | **8** | 10 |
| | **223** | 208 |
| | **R million** | R million |
| **Translated at an average R/£ rate of 13.2898 (2006: 11.4050)** | **2 964** | 2 369 |

The following commentary is based on BAT's annual report for the year ended 31 December 2006.

BAT's adjusted, diluted earnings per share, a good indicator of its underlying performance, grew by 10% to 98.12 pence per share. This increase was the result of the improved underlying operating performance from both subsidiaries and associates, together with a lower effective tax rate and the benefit of the share buy-back programme, which more than offset the impact of higher net finance costs and minorities.

BAT cigarette sales volumes from subsidiaries for the year ended 31 December 2006 increased by 2% to 689 billion on both a reported and a 'like-for-like' basis. Net revenues rose by 5% on both an actual and 'like-for-like' basis. This volume and revenue growth was achieved across a broad spread of markets. The four global 'drive brands' (Kent, Dunhill, Lucky Strike and Pall Mall) continued their impressive performance and achieved overall volume growth of 17%. These brands now represent over 21% of BAT's volumes from subsidiaries, while international brands as a whole account for 40% of the total.

BAT's profit from operations was 8% higher at £2 622 million or 7% higher on a 'like-for-like' basis, with Asia-Pacific, Latin America and the Africa and Middle East regions contributing to these results.

In Europe, profit at £781 million was slightly lower mainly as a result of very competitive trading conditions in a number of markets and the inclusion in the comparative period of a one-off benefit in Italy. Excluding this benefit, profit increased by £9 million, with strong growth from Russia, Hungary, Italy and France, largely offset by declines in Spain, Poland, Germany, the Netherlands and Ukraine. Regional volumes on a 'like-for-like' basis were 2% higher at 248 billion, with growth in Russia, France, Spain and Hungary partly offset by declines in Ukraine, Italy and Germany.

In Asia-Pacific, regional profit increased by £85 million to £616 million, mainly attributable to good performances in Australasia, Malaysia, South Korea and Pakistan. Volumes at 142 billion were 4% higher as strong increases in Pakistan, Bangladesh, South Korea and Vietnam were partially offset by declines in Malaysia and Indonesia.

Profit in Latin America increased by £81 million to £611 million due to good performances across the region, coupled with a stronger average exchange rate in Brazil. Volumes grew in many of the markets which led to an overall increase of 2% to 153 billion.

Profit in the Africa and Middle East region grew by £34 million to £468 million, mainly driven by South Africa, Nigeria, the Middle East and Egypt. Volumes were slightly higher at 103 billion, as a result of Nigeria, Egypt and the Middle East, partially offset by decreases in Turkey.

The profit from the America-Pacific region decreased by £12 million to £424 million, while volumes were down 3% to 44 billion sticks. The increases in profit and volumes from Japan were more than offset by lower contributions from Canada.

BAT's associated companies grew their volumes by 4% to 241 billion sticks. BAT's share of the post-tax results amounted to £431 million. Excluding exceptional items, the share of the post-tax results of associates, increased by £38 million to £427 million, mainly from Reynolds American and ITC. The contribution from Reynolds American, excluding brand impairment charges and the benefit from the favourable resolution of certain tax matters in both years as well as other exceptional charges in 2005, was £18 million higher at £285 million. This was mainly due to improved pricing and cost reductions, partially offset by lower volumes. The contribution from ITC, BAT's associate in India, increased by £11 million to £91 million.

## FINANCIAL SERVICES

CONTRIBUTION TO HEADLINE EARNINGS



| | 2007 R million | % | % Change | | 2006 R million | % |
|---|---|---|---|---|---|---|
| FirstRand | 814 | 53 | 53 | | 531 | 46 |
| RMBH | 715 | 47 | 45 | | 493 | 43 |
| Absa | – | – | (100) | | 123 | 11 |
| | 1 529 | 100 | 33 | | 1 147 | 100 |

Both FirstRand Limited and RMB Holdings Limited have June year-ends and their results for the twelve months ended 31 December have therefore been equity accounted.

### FirstRand

FirstRand's contribution to headline earnings shown above excludes the indirect contribution of FirstRand through Remgro's interest in RMBH.

For the latest reported six months ended 31 December 2006, FirstRand's headline earnings increased by 26% to R4 569 million (2005: R3 636 million). These results were achieved in a favourable economic environment that provided strong organic growth opportunities, particularly for the FirstRand Banking group.

## RMBH

For the six months ended 31 December 2006, 86.9% (2005: 82.7%) of RMBH's headline earnings was from FirstRand, while its other interests contributed 13.1% (2005: 17.3%).

RMBH's other interests include RMB Structured Insurance Limited, OUTsurance Limited and Glenrand M.I.B. Limited.

OUTsurance posted excellent results for the six months ended 31 December 2006. Net earned premium income exceeded R1.3 billion, reflecting a 27% increase due to strong organic growth in both personal lines and business lines, as well as continued efficiency gains. OUTsurance's headline earnings for the six-month period increased by 18%. RMB Structured Insurance achieved muted growth in headline earnings of 7% while Glenrand M.I.B. reported headline earnings of R3.6 million (2005: R9 million) in challenging market circumstances.

## INDUSTRIAL INTERESTS

CONTRIBUTION TO HEADLINE EARNINGS



| 2007 R million | % | % Change | | 2006 R million | % |
|---|---|---|---|---|---|
| 307 | 16 | 100 | KTI | – | – |
| 293 | 15 | 17 | Rainbow | 250 | 21 |
| 278 | 15 | 75 | Medi-Clinic | 159 | 13 |
| 246 | 13 | (3) | Total SA | 254 | 21 |
| 210 | 11 | 44 | UBR | 146 | 12 |
| 210 | 11 | 46 | Distell | 144 | 12 |
| 125 | 6 | 62 | Nampak | 77 | 7 |
| 115 | 6 | 121 | TSB Sugar | 52 | 4 |
| 72 | 4 | 13 | Air Products | 64 | 5 |
| 63 | 3 | 3 | Wispeco | 61 | 5 |
| 1 | – | 104 | Dorbyl | (25) | – |
| 4 | – | 100 | Other | 2 | – |
| 1 924 | 100 | 63 | | 1 184 | 100 |

## Kagiso

Kagiso Trust Investments (Pty) Limited is a BEE controlled investment holding company. Its investments are predominantly in the financial services, media and other industrial sectors. Its two largest investments, by value, are in Metropolitan Holdings Limited (MHL) and Kagiso Media Limited.

KTI posted strong results for the six months ended 31 December 2006, with headline earnings of R625.9 million compared to R473.5 million for the full year ended June 2006.

Included in the earnings are profits realised on the sale of equity stakes in Alstom and Norman Bissett and Associates (NBA), which were held through Kagiso Ventures Private Equity Fund I. It should be noted that KTI has subsequently reinvested in both Alstom and NBA via Kagiso Strategic Investments II.

In October 2006, KTI acquired 7.5% of Macsteel as part of a broader BEE consortium.

In addition, unrealised fair value gains of R302 million, which are included in the headline earnings, were achieved on the investment in MHL.

KTI exercised its option to acquire an interest in the FirstRand Empowerment Trust in August 2006. This resulted in acquisition profits of R81 million, which are also included in headline earnings.

# GENERAL REPORT

## Rainbow

Rainbow Chicken Limited's headline earnings increased by 19.2%, from R400.3 million to R477.0 million, and by 13.7% excluding a non-recurring taxation benefit.

Rainbow's revenue increased by 15.3% and chicken revenue by 13%. Rainbow's average price realisation growth of 8% resulted from an improved product mix. Overall chicken volumes increased by 5%, with encouraging growth in sales to the Quick Service Restaurant sector and targeted customers and brands.

The macro-economic environment remained positive during the year, despite increasing inflation and interest rates, and consumer demand remained strong. However, it is expected that the full impact of the interest rate hikes will only be felt in coming months.

Epol is a critical element in Rainbow's overall cost chain. It has performed well during the year, with improved capacity utilisation through higher external volumes. The raw material procurement strategy has enabled Epol to be price competitive despite inflationary pressures. The significantly higher maize prices will, however, be felt in feed and chicken prices in the new year, which will translate into profit margin compression in the 2008 financial year.

The local chicken industry remains on high alert for avian influenza. Rainbow and the local industry at large, through the Southern African Poultry Association and in co-operation with the National Department of Agriculture, have focused on prevention through increased biosecurity and stepped-up surveillance and monitoring of flock health.

Rainbow's strong performance is due to a number of strategic initiatives that have increased chicken volumes in targeted customer and branded products and the building of strategic partnerships with key customers, optimising route to market opportunities and product mix.

## Medi-Clinic

Medi-Clinic Corporation Limited's turnover increased by 14% to R5 364 million (2006: R4 723 million) for the year under review, while headline earnings (excluding the STC charge and BEE share-based payment cost) increased by 5% to R581 million (2006: R553 million).

On 27 March 2007, the group's acquisition of a controlling share (50% plus 1 share) in Emirates Healthcare Holdings Limited became unconditional. Emirates Healthcare owns and operates the Welcare Hospital (120 beds) and has commenced construction of the 210-bed City Hospital. This hospital should be operational at the end of 2007. Emirates Healthcare also has the right to develop other hospitals and clinics. This will make Emirates Healthcare the largest healthcare provider in Dubai. Due to the acquisition just before year-end none of Emirates Healthcare's operating results were included in Medi-Clinic's income.

Local acquisitions during the year under review included a 49.9% interest in the 190-bed Wits Donald Gordan Medical Centre, a 100% interest in the Legae Private Hospital (137 beds), as well as a 51% interest in the 200-bed Protector Group. Excluding the capacity increase, Medi-Clinic's turnover increased by 11%, partly due to an increase in both in-patient-bed-days and average income per bed-day as well as a slight change in the case profile of patients treated.

## Total South Africa – Unlisted

Total South Africa (Pty) Limited reported excellent results for the year to 31 December 2006 due to increased retail market share and improved margins.

The market share of main fuels stood at 14.7% at the end of 2006 (2005: 14.6%). Whilst retail market share continued to grow during 2006, Commercial & Specialities continued its focus on consolidating customer profitability. In 2006, after the launch of the Clean Fuel 1, the Natref refinery experienced a few unplanned shutdowns which resulted in production being lower than expected. Natref is currently having planned maintenance and improvements resulting in a 50-days shutdown. After this operation the production rate is expected to increase.

The company again maintained a high level of investment in its marketing activities during the year. Safety remained a key focus area as part of the overall Total group emphasis on health, safety, environment and quality matters.

## Unilever Bestfoods Robertsons (Holdings) LLC (UBR) – Unlisted

The UBR venture covers the territories of Southern Africa and Israel and manufactures and markets an extensive range of food products. It enjoys market leadership in most of the major categories.

*Israel*

The general economic climate in Israel is healthy, with growth in GDP of around 5%, interest rates at historically low levels (3.75%) and the shekel strengthening steadily against major currencies, notably the US dollar. This benign economic environment has been maintained despite the continuing political tensions within the region and the worsening crisis in nearby Gaza. Prices in the economy in general remain stable, with minor deflation over recent months. In the food sector price pressure from competing retailers remains a key feature, with levels of promotional activity continuing to rise steadily.

Turnover in shekel, for the twelve months ended 31 March 2007, increased by 3.5% compared with the previous period. This increase comprised a 2.4% increase in the professional market sector and a 4.0% increase in the retail sector.

Gross margins increased by 2.6% against the previous period. This was driven by a substantial improvement in sales mix, with high-margin cereal sales growing strongly, and by price increases taken in the Dressings and Margarine categories. Cost savings were also effected in line with plans, particularly in respect of distribution costs.

Indirect costs decreased by R25.6 million against the previous period due primarily to the effect of a restructuring programme completed in March 2007. This saw a significant reduction in employees through the period from 2005 to March 2007, but also brought benefits in respect of business simplification and process improvement.

*South Africa*

2006/2007 was the second year of the Path to Vitality 2010 Strategy. Volume growth in the retail business was 6%, in line with the strategic intent to move volume growth to a sustainable 5-6%. Market shares increased in most categories, particularly in regular soup, stock cubes and herbs and spices, while remaining flat in tea.

Turnover increased by 10.3%. This was driven by a good performance in Savoury & Dressings (S&D) and Cooking with key launches of *Rama/Flora* and *Knorr* delivering positive results. Retail turnover is 11.3% higher than in 2006, reflecting strong volume growth across the range in the latter half of 2006. The growth was driven mainly by new product launches and brand specific activities, partly offset by lower growth in the March 2007 quarter due to competitor pricing in tea and the lack of pre-price increase buy-in on S&D.

Interest on shareholder loans decreased due to the partial repayment of loan capital, Remgro's portion thereof being R164 million.

UBR's contribution to Remgro's headline earnings is made up as follows:

|  | 2007<br>R million | 2006<br>R million |
|---|---|---|
| Earnings before capital and non-recurring items |  |  |
| – South Africa | 162 | 108 |
| – Israel | 51 | 18 |
|  | 213 | 126 |
| Less: Capital and non-recurring items charged against headline earnings | (17) | (1) |
| Headline earnings | 196 | 125 |
| Interest on shareholder's loan after taxation | 14 | 21 |
| Contribution to headline earnings | 210 | 146 |

## Distell

Distell Group Limited's contribution to Remgro's headline earnings relates to its results for the twelve months ended 31 December 2006.

For the latest reported six-month period ended 31 December 2006, Distell's turnover grew by 16.6% to R4.3 billion on a sales volume increase of 11.0%. Sales volume in the domestic market increased by 11.9%. International sales volume, excluding Africa, grew by 3.3%, resulting in an increase of 27.5% in international turnover. Turnover derived from African countries increased by 16.3% on sales volume growth of 10.5%.

The increase of 30.2% to R460 million in Distell's headline earnings for the six-month period ended 31 December 2006, excluding the BEE expense of the previous year, was due to increased turnover resulting from brand marketing and pricing strategies.

## Nampak

Nampak Limited's contribution to Remgro's headline earnings relates to its results for the twelve months to 31 March 2007.

Nampak recently reported an increase in headline earnings per share of 6.2% to 87.6 cents (2006: 82.5 cents) for the six months ended 31 March 2007. However, earnings declined by 3.4% to R462.2 million from R478.3 million.

Revenue increased by 11%, boosted by good volume growth in South Africa. Although the profit margin increased, operating profit decreased by 1.5% to R781 million.

## Tsb Sugar – Unlisted

Tsb Sugar Holdings (Pty) Limited is primarily involved in cane growing and the production, transport and marketing of refined and brown sugar and animal feed. The main area of operation is the Nkomazi region in the Mpumalanga Lowveld. Sugar products are sold under the well-established Selati brand. The Selati brand enjoys market leadership in its target market (Gauteng, Mpumalanga, North West and Limpopo), while the recent expansion into other geographic areas has also been very successful. Tsb Sugar's two sugar mills are situated near Malelane and Komatipoort. Tsb Sugar also holds a 27.03% shareholding in Royal Swaziland Sugar Corporation Limited, a company that owns and operates two sugar mills. In addition, the company holds an effective shareholding of 63.5% in Mananga Sugar Packers – a sugar packaging and marketing company based in Swaziland which markets sugar under the First brand in Swaziland as well as in South Africa.

The South African sugar industry's production decreased by 10.8% in 2006/2007 due to climatic conditions. Tsb Sugar's sugar production decreased by only 7.7%. This was due to the favourable climatic conditions in the Tsb Sugar water catchment areas and the subsequent increase in irrigation water. The effect of a smaller harvest was offset by the increase in the world sugar price and together with a weaker rand, had a positive effect on the financial performance of millers and growers throughout the industry.

A total of 3.629 million tons of cane were crushed this season (2006: 3.737 million tons), with a sugar production of 436 804 tons raw sugar (2006: 461 057 tons) at the two mills operated by Tsb Sugar. The sugar to cane ratio of 8.3 compares favourably to the South African sugar industry average of 8.6 and indicated good production efficiencies at both mills.

Tsb Sugar operates a refinery at the Malelane Mill complex. Raw sugar received from the company's sugar mills is refined for both the local and export markets. The refinery produced 314 432 tons of refined sugar during the year (2006: 329 689 tons).

The animal feed operation, Molatek, produces various products for the needs of the livestock market. The major raw materials (molasses and bagasse) used in the production process are by-products of sugar production.

Tsb Sugar also invests in citrus through its 51% share in Golden Frontiers Citrus (GFC). GFC owns three citrus estates where grapefruit and oranges are cultivated, harvested and packed for the export market. The marketing of the citrus is undertaken by Komati Fruits, a partnership between various citrus producers. GFC harvested 48 000 tons citrus of which 37 000 tons were grapefruit and 11 000 tons oranges. The export percentage of 63% (2006: 70%) was lower than the previous year but a change in marketing strategy and higher prices contributed to increased profits for the citrus division.

Tsb Sugar's group results were influenced positively by the turnaround in the results of the Citrus division and the increased contribution from investments. The increase in the world sugar price over that of the previous financial year and the weakening of the exchange rate contributed to increased headline earnings of R115 million (2006: R52 million). Turnover increased by 39% to R2 282 million and operating profit by 225%.

It is expected that the decrease in the world sugar price will have a negative impact on the 2007/2008 results, while an expected increase in production will partly offset the lower export prices.

The settlement of land claims registered on Tsb Sugar farms is progressing well, with the Tenbosch land claim already in the registration phase. The other claims are in the negotiation phase and it is expected that they will be settled during the year. The cash flow of R285 million from settled land claims is expected in the 2007/2008 financial year and the cash flow from the balance of claims in the following year.

# GENERAL REPORT

## Air Products – Unlisted

Air Products South Africa (Pty) Limited is the largest industrial manufacturer in Southern Africa of oxygen, nitrogen, argon, hydrogen and carbon dioxide. Products are supplied to the steel, chemical, petrol refining, pulp and paper industries as well as general fabrication and welding shops. The company also supplies gases to the resource minerals industry for platinum refining and copper and cobalt smelting.

The company focuses on cost-effective solutions in the supply of gases to major corporations through pipeline supply from major on-site plants, bulk liquid tankers as well as supplying smaller customers with a wide range of cylinders, minitanks and specialty gases or through an extensive distribution network.

The company has increased its market share in the packaged gas business through the leadership position established in the small liquid and minitank/maxitank product offering.

A new air separation plant, commissioned for Impala Platinum Refineries in Springs, is performing well, and has enabled the company to expand its extensive pipeline network by offering supplies to nearby customers in the plate glass and copper tubing industries.

Recently the company expanded its range of innovative offerings to provide atmospheric gas mixtures to be used in high-quality packaging of fresh produce. Additionally, the company has launched an oxygen-rich application, shown to increase hatching rates in the chicken industry.

Capital expenditure plans for the forthcoming year include major expansion of the existing air separation units to meet the ongoing demand for atmospheric gases at the Mittal Steel sites, and to meet the significant growth in the merchant markets.

Air Products has a September year-end. For the six-month period ended 31 March 2007, Air Products' turnover grew by 22.4% (2006: 0.7%) from R364.2 million to R445.9 million, and its headline earnings by 25.2% (2006: 0.9%) from R62.6 million to R78.4 million.

## Wispeco – Unlisted

During the year under review Wispeco Holdings Limited's sales volume increased by 8%. However, turnover increased by 36% mainly due to higher selling prices driven by increasing raw-material costs. Headline earnings increased from R61 million to R62.6 million.

In anticipation of continued volume growth and to support Wispeco's philosophy of quick delivery, the company embarked on a capacity expansion programme during the financial year of which a large part has been completed and is operational.

Training programmes are of strategic importance to Wispeco. Internal programmes aim at productivity improvement as well as leadership and technical skills development, while external programmes focus on market development and include practical manufacturing training for customers as well as a formal learnership for unemployed members of the community.

## Dorbyl

Dorbyl Limited's turnover and operating profit decreased by 2.4% to R962 million and by 24.5% to R17.9 million, respectively. Increased and continuing industry pressure on prices, lower take-offs by the motor manufacturers on some components and rising steel prices, adversely impacted margins and the profitability of most of the operations during the year.

Dorbyl's headline earnings per share increased by 104.1% from 176.1 cents headline loss per share in 2006 to a 7.3 cents headline earnings per share in 2007.

## MINING INTERESTS

CONTRIBUTION TO HEADLINE EARNINGS



| 2007 R million | % | % Change | | 2006 R million | % |
|---|---|---|---|---|---|
| 147 | 95 | (47) | ■ Implats | 277 | 96 |
| 8 | 5 | (20) | ■ Trans Hex | 10 | 4 |
| – | – | (100) | ■ Gencor | 1 | – |
| 155 | 100 | (46) | | 288 | 100 |

## Implats

Remgro's interest in Implats is 4.2% and only dividend income has been accounted for.

## Trans Hex

Trans Hex Group Limited reported improved profits, but its headline earnings per share decreased by 27%, from 28.2 cents to 21.7 cents.

Total rough diamond sales for the financial year decreased by 12% and rand revenue was 5% lower than the prior year. The impact of lower sales volume was partially offset by the weaker rand and marginally higher selling prices. These factors resulted in an earnings per share of 39.4 cents (2006: 112.7 cents earnings per share loss).

# GENERAL REPORT

## CORPORATE FINANCE AND OTHER INTERESTS

|  | 2007 R million | 2006 R million |
|---|---|---|
| Central treasury | 266 | 146 |
| Net corporate cost | (61) | (56) |
| Pension fund surplus | 70 | – |
| Other interests | 6 | 6 |
|  | 281 | 96 |

### CORPORATE

The central treasury division's contribution increased from R146 million to R266 million. This increase can be attributed mainly to higher interest rates as well as higher average cash balances compared to 2006. Also included therein, are foreign currency profits amounting to R65 million (2006: R24 million loss) relating to intergroup balances. These intergroup balances were settled during the past year.

The net after-tax corporate costs above, which include salaries, donations and the cost of the share incentive scheme, increased by R5 million, from R56 million in 2006 to R61 million in 2007. Headline earnings was also impacted favourably by the accounting recognition of a pension fund surplus amounting to R70 million following the finalisation of a surplus allocation process.

### ACKNOWLEDGEMENT

To all of those who contributed to the performance of the Group over the past year, we extend our sincere thanks: to the shareholders for their continued confidence; the managing directors and all colleagues in the various Group companies for their co-operation and support; all other directors, officials and employees for their dedication and all parties concerned for services rendered.

**Johann Rupert**

**Thys Visser**

Stellenbosch
18 June 2007

# INTRINSIC NET ASSET VALUE

| | Notes | Shares held million | Stock exchange closing price | £ million | Exchange rate | 31 March 2007 R million | 31 March 2006 R million |
|---|---|---|---|---|---|---|---|
| **Tobacco interest** | | | | | | | |
| R&R Holdings | | | | 3 641.0 | 14.3449 | 52 229 | 34 065 |
| – BAT ordinary shares | 1 | 214.3 | 1 589 | 3 405.2 | | | |
| – Cash and dividends receivable | | | | 236.1 | | | |
| – Other net assets | | | | (0.3) | | | |
| **Financial services** | | | | | | | |
| FirstRand | | 481.1 | 2 460 | | | 11 836 | 9 623 |
| RMB Holdings | | 280.9 | 3 599 | | | 10 111 | 7 990 |
| **Industrial interests** | | | | | | | |
| Medi-Clinic Corporation | | 171.1 | 2 510 | | | 4 295 | 3 531 |
| Unilever Bestfoods Robertsons | | | | | | 3 020 | 1 984 |
| Distell Group | | 58.7 | 5 205 | | | 3 054 | 2 112 |
| Nampak | | 78.1 | 2 221 | | | 1 735 | 1 308 |
| Total South Africa | | | | | | 2 226 | 1 889 |
| Rainbow Chicken | | 173.6 | 1 600 | | | 2 778 | 1 642 |
| Tsb Sugar | | | | | | 1 980 | 1 260 |
| Air Products South Africa | | | | | | 910 | 801 |
| Dorbyl | | 14.1 | 1 300 | | | 211 | 191 |
| Wispeco | | | | | | 421 | 441 |
| Kagiso Trust Investments | | | | | | 1 312 | 710 |
| Caxton | | 7.8 | 1 670 | | | 130 | 117 |
| **Mining interests** | | | | | | | |
| Implats | | 26.7 | 22 801 | | | 6 085 | 3 886 |
| Trans Hex Group | | 30.2 | 1 450 | | | 438 | 363 |
| Gencor | | 38.0 | – | | | – | 8 |
| **Other** | | | | | | | |
| Sundry investments and loans | | | | | | 220 | 117 |
| Deferred taxation asset/(liability) | | | | | | (738) | (417) |
| Other net assets/(liabilities) | | | | | | 506 | (100) |
| **Cash at the centre** | | | | | | | |
| – Local | 2 | | | | | 1 220 | 4 066 |
| – Offshore | 2 | | | 218.7 | 14.3449 | 3 137 | 1 729 |
| **Intrinsic net asset value** | | | | | | 107 116 | 77 316 |
| **Potential CGT liability** | 3 | | | | | (2 714) | (1 699) |
| **Intrinsic net asset value after tax** | | | | | | 104 402 | 75 617 |
| Issued shares after deduction of shares repurchased and the shares in The Remgro Share Trust (million) | | | | | | 472.4 | 479.8 |
| **Intrinsic value per share** | | | | | | **R221.00** | R157.59 |

## Notes

1. This represents Remgro's effective interest of 10.4% in BAT Plc.

2. Cash at the centre excludes cash held by subsidiaries and associated companies that are separately valued above.

3. The potential capital gains tax (CGT) liability, which is unaudited, is calculated on the specific identification method using the most favourable calculation for investments acquired before 1 October 2001 and also taking into account the corporate relief provisions. Deferred CGT on investments available-for-sale (Implats and Caxton) is included in "Other" above.

4. Unlisted investments are shown at directors' valuation. Listed investments, with the exclusion of Rainbow Chicken, are shown at stock exchange prices. Rainbow Chicken is shown at R16.00, the price applicable for the alternative offer to Rainbow Chicken shareholders since 6 June 2007.

# CORPORATE GOVERNANCE

Remgro endorses and is fully committed to compliance with the principles of the King II Report's Code of Corporate Practices and Conduct. All the Company's listed subsidiaries and associated companies endorse the Code of Corporate Practices and Conduct where applicable.

The Company is an investment holding company. Reference to "the Company" may also denote the Company and its wholly owned subsidiaries. Each entity in which the Company is invested has its own governance structures. In giving effect to its risk management responsibilities, Remgro has also approved the maintenance of a broader continuous risk management review programme to ensure a coherent governance approach throughout the Group.

The Remgro Board advocates sound governance practices by all entities the Company is invested in. Effective corporate governance forms part of Remgro's investment assessment criteria. It is monitored by Remgro's non-executive representation on those boards.

In setting the parameters for this report, guidance was taken from the Global Reporting Initiative (GRI) Boundary Protocol. Disclosure is limited to those entities that could generate significant impact on the Company's sustainability performance and where it exercises control over the financial and operating policies of such entities, save where those entities disclose the relevant information in their own publicised annual reports.

The following are the notable aspects of the Company's corporate governance.

## BOARD CHARTER

The Board has adopted a formal charter which has been implemented to:

- identify, define and record the responsibilities, functions and composition of the Board, and
- serve as a reference to new directors.

The charter has been endorsed by all directors of Remgro Limited and is available for inspection at the registered address.

The Board, having reflected on the following, is satisfied that, for the year under review, the required actions contained in the charter were executed satisfactorily.

## COMPOSITION OF THE BOARD

Remgro has a fully functional Board that leads and controls the Group. On 31 March 2007, the Board consisted of five executive and ten non-executive directors of whom five are independent.

The roles of the chairman and the chief executive officer are separated. The chairman is a non-executive director but is not independent.

Board members are listed on pages 10 and 11.

## ROLE AND RESPONSIBILITIES

The Board is ultimately responsible for the strategic direction, risk appetite, performance and affairs of the Company. In directing the Group, the Board exercises leadership, integrity and judgement based on fairness, accountability, responsibility and transparency so as to achieve continuing prosperity for the Group.

After approving operational and investment plans and strategies, the Board empowers executive management to implement these and to provide timely, accurate and relevant feedback on progress made.

The Board remains accountable for the overall success of the approved strategies, based on values, objectives and stakeholder requirements, and for the process and policy to ensure the effectiveness of risk management and internal controls. The Board is the focal point of the Group's corporate governance and is also responsible for ensuring that it complies with all relevant laws, regulations and codes of best business practices.

The Board is responsible for monitoring the operational and investment performance of the Group including financial and non-financial aspects. It is also responsible for ensuring that procedures and practices are in place which will protect the Company's assets and reputation.

The Board has established the following subcommittees to assist it in discharging its duties and responsibilities:

* **The Remuneration and Nomination Committee**, consisting of four non-executive directors, advises the Board on the remuneration and terms of employment of all directors and members of senior management and is responsible for succession planning. Additionally, it annually participates in evaluating directors. The committee is also responsible for nominating directors. Directors do not have long-term contracts or exceptional benefits associated with the termination of services. The chairman of the Board is chairman of this committee. The chief executive officer attends meetings by invitation.

  The committee has a formal mandate and its effectiveness is evaluated by the Board in terms thereof.

* **The Audit and Risk Committee**, consisting of three non-executive directors and one executive director, reviews the adequacy and effectiveness of the financial reporting process; the system of internal control; the management of financial, investment, technological and operating risks; risk funding; the internal and external audit processes; the Company's process for monitoring compliance with laws and regulations; its own code of business conduct; and procedures implemented to safeguard the Company's assets. An independent non-executive director is chairman of the committee.

  The committee has a formal mandate and its effectiveness is evaluated by the Board in terms thereof. The committee evaluates the effectiveness of the treasury committee.

* **The Executive Committee**, consisting of all five executive directors, meets regularly between Board meetings to deal with issues delegated by the Board.

The Board is responsible for the appointment and induction of new directors. Non-executive directors are selected for their broader knowledge and experience and are expected to contribute effectively to decision-making and the formulation of strategies and policy.

Executive directors contribute their insight of day-to-day operations enabling the Board to identify goals, provide direction and determine the feasibility of the strategies proposed. These directors are generally responsible for taking and implementing all operational decisions.

## MEETINGS AND QUORUM

The articles of association requires three directors to form a quorum for Board meetings. A majority of members, preferably with significant representation of the non-executive directors, are required to attend all committee meetings.

The Board meets at least six times a year. The Audit and Risk Committee meets at least four times a year, and the Remuneration and Nomination Committee meets at least once a year.

# CORPORATE GOVERNANCE

## MATERIALITY AND APPROVAL FRAMEWORK

Issues of a material or strategic nature, which can impact on the reputation of the Company, are referred to the Board. Other issues, as mandated by the Board, are dealt with at senior management level.

The minutes of all the committee meetings are circulated to the members of the Board. Issues that require the Board's attention or a Board resolution, are highlighted and included as agenda items for the next Board meeting.

## REMUNERATION PRINCIPLES

The Company's policy that guides the remuneration of all directors and senior management is aimed at:

- Retaining the services of existing directors and senior management
- Attracting potential directors and senior managers
- Providing directors and senior management with remuneration that is fair and just
- Ensuring that no discrimination occurs
- Recognising and encouraging exceptional and value-added performance
- Ensuring that remuneration structures are consistent with the Company's long-term requirements
- Protecting the Company's rights by service contracts

In accordance with these objectives, the Remuneration and Nomination Committee annually reviews and evaluates the contribution of each director and member of senior management and determines their annual salary adjustments. For this purpose it also considers salary surveys compiled by independent organisations.

## DUTIES OF DIRECTORS

The Companies Act places certain duties on directors and determines that they should apply the necessary care and skill in fulfilling their duties. To ensure that this is achieved, best practice principles, as contained in the King II Report on Corporate Governance for South Africa, are applied.

The Board is also responsible for formulating the Company's communication policy and ensuring that spokespersons of the Company adhere to it. This responsibility includes clear, transparent, balanced and truthful communication to shareholders and relevant stakeholders.

After evaluating in terms of their respective charters, the directors are of the opinion that the Board and the subcommittees have discharged all their responsibilities.

## CONFLICTS

Mechanisms are in place to recognise, respond to and manage any potential conflicts of interest. Directors sign, at least once a year, a declaration stating that they are not aware of any undeclared conflicts of interest that may exist due to their interest in, or association with, any other company. In addition, directors disclose interests in contracts that are of significance to the Company's business and do not participate in the voting process of these matters.

All information acquired by directors in the performance of their duties, which is not disclosed publicly, is treated as confidential. Directors may not use, or appear to use, such information for personal advantage or for the advantage of third parties.

All directors of the Company are required to comply with the Remgro Code of Conduct and the requirements of the JSE Limited (JSE) regarding inside information, transactions and disclosure of transactions.

## COMPANY SECRETARY AND PROFESSIONAL ADVICE

All directors are entitled to seek independent professional advice concerning the affairs of the Group, at the Company's expense.

All directors have unlimited access to the services of the company secretary, who is responsible to the Board for ensuring that proper corporate governance principles are adhered to. Board orientation or training is done when appropriate.

## GOING CONCERN

At least once a year the Board considers the going concern status of the Group with reference to the following:

- Net available funds and the liquidity thereof
- The Group's residual risk profile
- World economic events
- The following year's strategic business plan, budgets and cash flow models
- The Group's current financial position

## SERVICE COMPANY

Since the establishment in 2000 of Remgro Limited and VenFin Limited, M&I Management Services (Pty) Limited has rendered management and support services to these two and their group companies. Neither Remgro, nor VenFin had a financial interest in M&I Management Services.

The service agreements with Remgro and VenFin stipulate that fees will not be more than 0.463% of market capitalisation. In the previous year to 31 March 2006, fees paid by Remgro amounted to R81 million, or 0.137% of market capitalisation.

During the past financial year a subsidiary of Remgro, M&I Group Services Limited ("new M&I"), has acquired the business of M&I Management Services and recovers some of its costs through fees for services rendered to group companies. An agreement has also been negotiated with VenFin to provide certain support and administrative services to the VenFin group of companies at fees determined annually.

The net cost of the "new M&I" will be part of the corporate costs of Remgro and is comparable with the fees paid in the past by Remgro to M&I Management Services. Refer also to note 19.

## RISK MANAGEMENT AND INTERNAL CONTROL

In determining strategic goals, the Board of Directors has ensured its understanding of all the risks accepted in the Company's investment portfolio with a view to maximising sustainable profits and growth. These risks are continuously measured against the risk appetite determined by the Board.

The categories of risk identified can be broadly classified as follows:

- **Performance risk** relates to those risks managed by the Board and includes strategic risk, opportunity risk, reputation risk, liquidity risk, and also risks relating to corporate governance, social responsibility and stakeholder relations.

- **Investment risk** inherent to existing investments. The Board has delegated the responsibility for investment risk management to the boards of the various investment companies. The Remgro Board monitors that these delegated responsibilities are effectively executed by appointing its own members in non-executive capacities on those boards.

- **Operational risk** includes operational effectiveness and efficiency, safeguarding of assets, compliance with relevant laws and regulations, reliability of reporting, effective operational risk management, human resource risk, technology risks, business continuity and risk funding.

The Board has documented and implemented a comprehensive risk management system, which incorporates continuous risk assessment, evaluation, and internal control embedment.

The Enterprise-wide Risk Management system applicable to the Company is as follows:

- **Group risk analysis**

  The purpose of the Group risk analysis is to reconfirm and update the Group's consolidated risk profile. This ensures that the residual risk profiles by investment, and in total, remain within the risk tolerances set by the Board and that new emerging risks are identified and responded to in time.

- **Activity risk analysis**

  The activity risk assessment further refines the Company's risk assessment at key activity level relevant to the achieving of detailed objectives and ensures that risk management initiatives are duly prioritised and resourced appropriately.

- **Operational risk management**

  The Board influences the control environment by setting ethical values and organisational culture while ensuring that management styles, delegated authorities, business plans and management competency are appropriate, effective and efficient.

  Operational risks are managed mainly by means of internal control. This is a process designed to provide reasonable assurance regarding the constant achievement of organisational objectives and to reduce the possibility of loss or misstatement to within accepted levels. The effectiveness of risk management is measured by the level of reduction of the Company's cost of risk.

  Management structures have been established to focus on certain key risk activities, including treasury, safety, health, environment, asset protection, tax and risk funding.

- **Treasury**

  Given the nature and its extent, control of treasury risk is regarded as very important. The responsibility of M&I Group Services Limited's central treasury department is to manage the risks associated with rates of return, compliance, liquidity as well as investment, financing and foreign exchange transactions in accordance with a written mandate.

  A treasury committee, constituted of nominated members of the Risk and Audit Committee and senior management, is responsible for determining policy and procedures as well as clearly defined levels of competency and gives regular feedback to the Board. The treasury policy also ensures that the return on cash reserves is optimised taking cognisance of investment and credit risk and the Group's liquidity requirements.

  V&R Management Services, a company registered and managed in Switzerland, renders treasury services to R&R Holdings and Remgro Investments ( Jersey). These two companies have service contracts which record V&R's obligations and responsibilities concerning their treasury policies as approved and monitored by their Boards. V&R's activities and risk management practices are annually subject to independent audits. Remgro and VenFin each holds 50% of V&R.

- **Risk funding**

  Risk funding is viewed as a cost of capital activity aimed at reducing the Company's residual exposures to potential risk with catastrophic impacts or risks which cannot be managed cost beneficially.

- **Integrated assurance**

  The Board does not only rely on the adequacy of the control embedment process but regularly receives and considers reports on the effectiveness of risk management activities. The Audit and Risk Committee ensures that the assurance functions of management as well as internal and external audit are sufficiently integrated.

  The various assurance providers to the Board comprise the following:

  - The Executive Committee and senior management consider the Company's risk strategy and policy along with the effectiveness and efficiency thereof.

  - The Audit and Risk Committee considers the adequacy of risk management strategies, systems of internal control, risk profiles, legal compliance, internal and external audit reports and also reviews the independence of the auditors, the extent and nature of their engagements, coverage and findings. This committee also reviews the level of disclosure in the annual reports and the appropriateness of policies adopted by management, the ethics register and other loss incidents reported. The Board reviews the functionality of the Audit and Risk Committee against its charter.

    *Internal audit*

    The Company's internal audit function is fulfilled by M&I Group Services Limited's Risk Management and Internal Audit department. It is an effective independent appraisal function and employs a risk-based audit approach, formally defined in accordance with the Institute of Internal Auditors' (IIA) definition of internal auditing and documented in a charter approved by the Board. The head of this department has direct access to the chairman of the Audit and Risk Committee as well as to the chairman of the Group.

    *External audit*

    The Company's external auditors attend all Audit and Risk Committee meetings and have direct access to the chairman of the Audit and Risk Committee. Their audit coverage is adequately integrated with the Internal Audit functions without their scope being restricted.

    Other services provided by the auditing firm mainly relate to tax matters and are effected by a department independent to the audit partners. Independence is further assured by terms of appointment.

The directors are of the opinion that, based on inquiries made and the reports from the internal and external auditors, the risk management programmes and systems of internal control of the Company and its dependent subsidiaries were effective for the period under review. In this regard Tsb Sugar and Wispeco are considered to be independent.

The Audit and Risk Committee has also satisfied itself that there are effective audit committees functioning at the Company's independent subsidiaries and associated companies.

# CORPORATE GOVERNANCE

## DEALINGS IN SECURITIES

In accordance with the Listings Requirements of the JSE, the Company has adopted a code of conduct for insider trading. During the closed period directors and designated employees are prohibited from dealing in the Company's securities. Directors and designated employees may only deal in the Company's securities outside the closed period, with the authorisation of the chairman or the managing director. The closed period lasts from the end of a financial reporting period until the publication of financial results for that period. Additional closed periods may be declared from time to time if circumstances warrant it.

## ATTENDANCE AT MEETINGS

| | Directorate | Executive Committee | Audit and Risk Committee | Remuneration and Nomination Committee |
|---|---|---|---|---|
| **Number of meetings held** | 6 | 7 | 4 | 2 |
| | | | | |
| **Attendance by directors** | | | | |
| J P Rupert | 6 | | | 2 |
| M H Visser | 6 | 7 | | 2 |
| P E Beyers | 6 | | | |
| W E Bührmann | 6 | 7 | | |
| G D de Jager[1] | 5 | | 2 | 1 |
| J W Dreyer | 5 | | | |
| D M Falck | 6 | 7 | 4 | |
| P K Harris | 5 | | | 2 |
| E de la H Hertzog | 5 | | | |
| J Malherbe[2] | 3 | | | |
| J F Mouton[3] | 2 | | 2 | 1 |
| J A Preller (Mrs) | 6 | 7 | | |
| D Prins | 5 | | 4 | |
| M Ramos (Miss)[4] | 1 | | | |
| F Robertson | 6 | | 4 | 2 |
| T van Wyk | 6 | 7 | | |

(1) Mr G D de Jager was a member of the Audit and Risk Committee as well as the Remuneration and Nomination Committee for six months.

(2) Mr J Malherbe was appointed to the Board of Directors of this Company on 11 October 2006 and has since attended all the meetings.

(3) Mr J F Mouton retired as a director of this Company on 11 October 2006.

(4) Miss Ramos was appointed to the Board of Directors of this Company on 26 March 2007.

As Remgro is an investment holding company, disclosure regarding sustainability is limited to that of the Company and its wholly owned subsidiaries, including Wispeco and Tsb Sugar. Social and sustainability reporting for listed investees is contained in the annual reports of those entities.

The main aspects to report on are as follows:

## STAKEHOLDER RELATIONS

The following are recognised as stakeholders in the Company:

- Shareholders and lenders as providers of capital
- The State as policy maker and regulator
- The investment community as interested party
- The community, through the creation of employment, and part benefactor of taxes paid by profitable organisations and as a recipient of social contributions

The Board regularly reviews its strategies against the requirements of the stakeholders to ensure balanced long-term growth and the viability of the Company and the environment in which it operates.

## GROUP ETHICS

Dr Anton Rupert, founder of the Group, which today includes Remgro Limited, more than 40 years ago drew up guidelines for doing business successfully. These guidelines developed into what is today Remgro's value system. The Company believes that these values incorporate the spirit in which it strives to be a good corporate citizen. It furthermore believes that ethical behaviour stems from the value system, as communicated and demonstrated by the Board of Directors.

Remgro's commitment to ethical behaviour is contained in the following documents:

- Code of ethics
- Gift policy
- Internet policy
- Disciplinary code

## SAFETY AND ENVIRONMENT

The Company has a duly constituted safety and health committee, as required by the Occupational Health and Safety Act. This committee assists the Board in ensuring that the Company provides and maintains a safe and healthy risk-free environment for staff and visitors by identifying risks and ensuring that controls designed to mitigate these risks are effective and complied with.

Most of the Company's core activities are regarded as having a low impact on the environment.

The Company benchmarks its current environmental practices against the criteria stipulated in the Global Reporting Initiative™ (GRI) Framework. These include:

- Materials
- Energy
- Water
- Biodiversity
- Emissions, effluents and waste
- Suppliers
- Products and services
- Compliance
- Transport

# SUSTAINABILITY REPORT

Where deemed appropriate, usage and impact are being quantified and measured against best practices. Where appropriate, compliance with safety, health and environmental systems are measured against formal standard systems such as ISO and subject to independent review. Independent boards monitor capital projects aimed at reducing environmental usage while increasing biodegradable recycling.

Tsb Sugar has set itself performance measures to minimise its environmental impact, for example bagasse, a by-product of the sugar production process, that is utilised to generate electricity. Approximately 60% of Tsb Sugar's electricity needs are generated from bagasse. Surplus electricity is supplied into the Eskom national network.

## HIV/AIDS POLICY

From an investment holding company perspective, the risk of HIV/Aids comprises two elements, namely:

### Group risk

Given the potential impact of HIV/Aids on the markets, on human capital cost of employment and on the operational processes of the various businesses invested in, this risk is managed within the governance structures of the various companies.

The progress of these policies and strategies is monitored against best practice standards.

### Company risk

Remgro and M&I have a formal HIV/Aids policy and are committed to manage the pandemic, and the business risks associated with it, actively. The policy makes provision, inter alia, for the following:

- Compliance with all legal requirements as far as HIV/Aids is concerned
- No discrimination against employees or potential employees based on their HIV status
- Strict confidential treatment of information on the HIV status of employees
- General measures to prevent accidental infection

Remedi Medical Aid Scheme, of which most of M&I's staff are members, has a management plan for HIV/Aids in which employees can choose to participate.

## EMPLOYEES

Summary of employees of the operating subsidiaries

|  | 2007 | 2006 |
|---|---|---|
| Rainbow Chicken | 7 223 | 6 686 |
| Wispeco | 963 | 888 |
| Tsb Sugar (excluding contract workers) | 2 533 | 2 308 |
| Other | 14 | 10 |
|  | 10 733 | 9 892 |
| M&I | 172 | 188 |
|  | 10 905 | 10 080 |

The boards of directors of the individual operating subsidiaries are responsible for their own strategies regarding employment equity, HIV/Aids programmes, training and other personnel matters. Further analyses in categories are therefore not given here.

## PANDEMICS

As part of its awareness of community risk, the Group monitors pandemic risks, such as bird flu, and will take appropriate steps as and when required.

## EMPLOYMENT EQUITY

M&I strives, in accordance with the Employment Equity Act, to afford all staff the opportunity to realise their full potential.

M&I's management and personnel are continuously involved in determining training and development needs and in implementing and monitoring a labour plan. Special attention is given to those groups which, because of historic reasons, may be in a disadvantaged position.

In accordance with the requirements of the Employment Equity Act, M&I annually submits a labour plan to the Department of Labour.

Because of the nature of its operations, inter alia to provide core services to Remgro, M&I's work force is characterised by the following:

+ A high level of expertise within the top structure of the organisation and in various specialised divisions
+ A young employee profile, especially with regard to management
+ A low turnover rate of staff and, consequently, limited opportunities for new appointments

M&I believes that the quality of its staff is an important sustainable competitive advantage. Therefore it believes that its success does not lie in the uniformity of its staff, but in the diversity and development of their collective talents. For these, space and opportunity will always be created.

Human resource policies and procedures also address the issues of non-discrimination, child labour, disciplinary practices, human rights, etc.

## BEE – BLACK ECONOMIC EMPOWERMENT

The Board believes that BEE on a broad basis is a social, political and economic imperative and we therefore support the Company's subsidiaries and associated companies' initiatives in this regard. Although the ideal is to support people to realise their full potential, special focus is needed on those who, for historical reasons, have lagged behind. The aim is to enable them to compete on merit in the market. We look forward to the day when all South Africans, especially our children, can fully participate in our economy on a non-racial and equal basis.

# SUSTAINABILITY REPORT

## SOCIAL INVESTMENT

Corporate citizenship, namely the commitment of business to contribute to sustainable economic development, endorses the principle that no business exists in isolation but is undeniably an integral part of the environment in which operations take place. In its relations with all stakeholders (clients, personnel and the community), Remgro strives to be a value partner.

During the past few years, the focus of the Company's donation programme has shifted increasingly to the development of young people from disadvantaged communities as well as to assisting people in need, knowing that social investment brings dignity and a sense of hope.

Donations to deserving institutions are usually made over specific periods and although they cover quite a wide range, there is one noticeable exception: political parties. Although the Company respects the individual's right of choice to get involved with these organisations, it does not exercise a choice itself.

During the past year, the Company has been involved in the following projects and institutions:

### Entrepreneurship and training

The proceeds from a loan Remgro made available to the Peace Parks Foundation (PPF) some years ago support the activities of the *SA College for Tourism* in Graaff-Reinet and the *Southern African Wildlife College* near the border of the Kruger National Park. Both colleges are involved in practical training and job creation.

**SA College for Tourism (SACT)** – the demand for the services of this College, where especially young black women from previously disadvantaged communities are trained for careers in the hospitality industry, has increased to the extent that 90 students from eight Southern African countries were enrolled this year – 50% more than the previous year. To make provision for this intake, some structural changes had to be made to the Panorama Guesthouse in Graaff-Reinet, a subsidiary of the SACT.

Besides following courses in culinary arts, food and beverage studies, room and front-of-house services and guesthouse management, the students gain excellent practical experience from exposure to public events – during the past year these have included eleven wedding receptions, four large banquets and 22 conferences, while a restaurant was managed during a large Eastern Cape golf tournament.

The excellent work of the College has been acclaimed by two recent audits: one by Educor, South Africa's largest private education institution, and the other by THETA (the Tourism, Hospitality and Sport Education and Training Authority) during an unannounced on-site visit. The SACT received three perfect ratings from THETA, the only training provider who could achieve this rating thus far, while Educor in its report commended the quality of the training team and the practical nature of the course.

**Southern African Wildlife College** – since 1997 this College, on the western boundary of the Kruger National Park, has trained and empowered people from Africa to manage and conserve some of the world's most biologically diverse areas. This training has proved to be extremely valuable to transfrontier conservation areas in Angola, Botswana, Malawi, Mozambique, South Africa, Uganda, Zambia and Zimbabwe.

Besides training in the management and conservation of natural resources, courses are also presented in personnel management skills and community conservation strategies, while field trips provide students with sound practical experience.

**SciMathUS –** after six years this post-matric programme of the University of Stellenbosch, which gives talented black students from disadvantaged communities the opportunity to gain access to mainstream higher education, is well under way. The success of the programme is evident from the number of students involved in it since 2001 who are now following degree courses, with mathematics, science and accounting as major subjects.

Many students come from very low income families and some of them travel from places as far afield as Wellington and Mitchell's Plain by train, car or taxi to attend classes starting at 08:00 in the morning. The most needy students are offered accommodation in Stellenbosch. These expenses are afforded from the budget of SciMathUS.

At the end of 2006, 47 students from the Western, the Eastern and the Northern Cape as well as Gauteng and the Free State completed the National Senior Certificate examination, with a significant improvement in their maths, science and accounting results. Most of these students are currently studying at the University of Stellenbosch.

**Paul Roos Academy –** has almost come full circle with the first intake of Gr. 7 learners in 2003. This group, now in Gr. 11, will receive their last holiday tuition during this year and will write matric in 2008. For the Academy this examination will provide an excellent value test of the investment made in these learners over five years.

However, academic achievement is only one side of the coin of this project, which also focuses on identifying leadership talent in disadvantaged schools and on assisting these learners by providing additional tuition to realise their full potential. The growth in self-confidence, visible at an early stage, as well as the development of other skills, ensures that these learners are just so much better prepared to face the future.

In 2006, a total of 237 learners from Gr. 7-10 received tuition at the Academy. During school holidays they are accommodated in the hostels of Paul Roos Gymnasium and Rhenish and also take part in sport and other educational activities.

**Rally to Read –** celebrates its tenth year with a proud record. Since this literacy programme got under way in 1998, R21.5 million has been invested in the quality of literacy training in some of the most remote areas of the country. This year an additional R4.3 million will be spent at the 135 schools participating in the programme.

Annually in May, convoys of off-road vehicles depart from various centres to deliver books and other educational material to some of the country's most neglected schools. This year a total of 425 vehicles visited nine areas in eight provinces. Remgro is one of approximately 100 sponsors of this project.

**Equip –** is a school development programme of the National Business Initiative focusing on leadership and the quality of education at historically disadvantaged schools. Remgro's sponsorship for this purpose is used at two secondary and three primary schools in the Stellenbosch region.

Good progress has been made at two of the schools, while unfortunately conflict and disputes in one of the school management teams and a lack of strong leadership by principals at other schools hampered progress. As far as teacher development is concerned, more than fifteen teachers from five schools have been invited to register for an advanced certificate in education at the Cape Peninsula University of Technology.

# SUSTAINABILITY REPORT

## ENVIRONMENT

**WWF South Africa (WWF-SA) –** is a conservation organisation supported by Remgro since 1968. During the past year the organisation has sharpened its focus on the interplay between biodiversity and the impact of human activities. This focus comprises the following three initiatives:

The Marine Programme, which looks at the sustainability of seafood; the Freshwater Programme, which places emphasis on internationally traded water-intensive crops such as sugar; and the Biodiversity and Wine Initiative (BWI), a partnership between WWF-SA, The Green Trust, numerous members in the conservation sector and the South African wine industry.

Good progress has been made with all three initiatives. Some 800 officials have been trained for Marine Protected Areas, while a major breakthrough was achieved for the Freshwater Programme by the signing of a memorandum of understanding with the sugar industry. As far as the BWI is concerned, more than 70 wine farms could be involved in an attempt to bring a better balance between conservation and agriculture in the highly sensitive Cape Floral Region.

## CULTURAL DEVELOPMENT

**Klein Karoo National Arts Festival (KKNK) –** this year the Remgro/VenFin bursary will be brought to the notice of young people in the Eden District Municipality as part of the *Absa KKNK on Tour*, after which applications will be invited and a winner be selected by an expert panel before the end of the year.

Remgro's sponsorship of the festival in 2007 has also been used to sponsor the artistic programme which includes several dramas, amongst which were three translated into Afrikaans. One of the dramas, *'n Ander Tongval (Another Dialect)*, is based on the book with the same title by Antjie Krog. It has been compiled with a European tour in mind.

**Field Band Foundation (FBF) –** music is a catalyst for many of the problems encountered by the country's youth. This is how the FBF, which celebrates its tenth anniversary in 2007, approaches its role. With 30 bands at its disposal and a membership of 4 000, the Foundation harnesses music to improve the skills and career opportunities of young people who could otherwise have landed on the street.

An awareness of the dangers of HIV/Aids forms an integral part of the project. A recent survey on the prevalence of the disease amongst members between ages 16 and 26 has shown figures considerably lower than the national average. Regular exposure to international musicians and role models also reiterates the message to young people that there are many reasons for protecting themselves against HIV infection.

Last year, for the first time, the Foundation was able to send one of its members to university. This year two are receiving tertiary education, while many more are doing a bridging course which will enable them to follow suit. Remgro's investment in the FBF can be seen as a contribution to help change the "risk profile" of our youth.

**WAT –** the Dictionary of the Afrikaans Language (WAT) is 80 years old and is still in the forefront of renewing the language and making it as supple and as user-friendly as possible. Testimony of the relevance of its efforts is the fact that during the past two years six large South African universities, amongst which are Unisa and the US, have purchased the internet version of the WAT as an electronic source.

Besides collecting and recording Afrikaans words in all their forms, the WAT also plays an important role in the training of lexicographers as well as in the educational use of dictionaries. During the past year five doctoral students from Gabon and four employees of the Oxford University Press attended courses in lexicography at the WAT. Over a period of three years Remgro will contribute to the trust fund of the WAT.

## Sport development

**SA Golf Development Board (SAGDB)** – in a year of many challenges, the SAGDB has completed its restructuring process and committed itself anew to spending its money where most needed on the needs of the children in the national programmes. Structures were brought in accordance with this objective and administrative costs cut considerably to bring about a more performance-driven organisation. Besides its normal contribution, Remgro has made an additional R1.5 million available for the restructuring process.

SAGDB has also adopted Project 312 to assist development managers in assessing their own performance as well as those of coaches. In addition, coaches taking part in the National Training Programme completed their first year of study. The programme provides an opportunity to coaches to gain an accredited tertiary-level education and a coaching qualification from the PGA, which could help raise the standard of the programmes they are involved in.

**Western Cape Cricket Academy** – the ripple effect of the investment made in this Academy since 1993 is growing all the time. During the past year the names of current and former Academy players surfaced everywhere, not only in the SA World Cup squad and the SA "A" side to Australia, but also in the winning sides of the Lions, Titans and Cobras, respective winners of the Standard Bank Pro20, the SuperSport Competition and the MTN 45 Championships.

And it doesn't stop there. Six women from Western Province (WP), and an equal number from Boland, all part of the Academy structure, represented their provinces at the national tournament for women where 20 teams participated. WP and Boland reached the finals, which was won by WP. To cap it all during a very successful year, several of the Academy's umpires gained access to international and national panels.

## Community development

**Ikamva Labantu** – thanks to an administrative sponsorship by Remgro and VenFin, currently totalling just over R2 million a year, Ikamva, a community project with its roots firmly in the townships of the Western Cape, could, besides its involvement in early childhood development, family services and care for the visually impaired, continue its role as mentor for other community organisations.

During the past year, 120 more preschools joined Ikamva and 5 500 additional children between the ages of 0 and 6 were reached. Food was delivered to 110 indigent preschools, while 20 food gardens were successfully initiated for these schools. In the family services sector, children were cared for in 14 homes, while 15 "magnificent mothers" cared for 90 children from broken families.

A project launched by Ikamva in Philippi East at the request of Remgro to determine how many children were without support, is progressing well. Initially the programme was planned to provide for 100 vulnerable children, but this number soon grew to 247. Support comprises food parcels, school uniforms, stationery and financial assistance. The aim is to create a standard model of intervention which could be replicated elsewhere in the country. This also includes a disengagement process as families become more self-sustainable.

**u Mephi Child Care Programme –** offers abused, unwanted and abandoned orphans a place of security. In 2006, 409 children were admitted to the programme. The ideal for u Mephi is that children should grow up within their biological families. If this is not possible, the children are cared for in homes or, in the case of babies, they are made available for adoption. In 2006, 142 babies were adopted locally and internationally.

Childhood should be the happiest time in a child's life. The unfortunate reality is that many are physically, emotionally and sexually abused, are rejected and are denied the basic necessities for a normal life. Seven social workers assist these traumatised children to come to terms with their past in order to cope with the future.

**St Joseph's Home –** runs a ward of 25 beds for the treatment of HIV/Aids paediatric patients. Actually the ward is a step-down facility for children discharged from tertiary hospitals but still too ill to be sent home. Nursing care and rehabilitation are provided, and parents and caregivers are instructed in administering antiretroviral drugs.

Remgro's partial sponsorship of the ward helps to care for children who otherwise would have been sent home to suffer and even to die. Approximately 90% of the children admitted come from the Cape Town Metropole and most of them have only a single parent or grandparent.

**Yabonga –** is a HIV/Aids project in the Western Cape to which Remgro has made a once-off contribution of R1 million during the past year to assist the organisation in extending its activities to the rural areas of the Eastern and the Northern Cape.

In its 2006 annual report Maria Ramos, patron of Yabonga, wrote that the project developed into a meaningful and sustainable one over the past eight years, benefiting some 10 000 underprivileged children and those in dire need in our communities. More than 1 000 preschool children are also exposed to quality educational programmes prior to entering Grade 1.

### Health care

**Wits/Donald Gordon Medical Centre (WDGMC) –** this year the first private academic hospital in the country is celebrating its fifth anniversary and is still making good progress. The accreditation programme has been strengthened by confirmation of the status of medical practitioners working at the WDGMC.

The transplant unit of the WDGMC has become the prominent liver, kidney and pancreas transplant centre in the northern provinces of South Africa, while the oncology and intensive care units are going from strength to strength. Together with the ear, nose and throat unit and the surgery department, these have all developed into centres of excellence.

**Organ Donor Foundation of SA –** dedicates itself to the task of providing many people with a second chance to a normal life by making life-sustainable organs available to them. Remgro supports this effort by sponsoring four flights per year for the transport of these organs. The excellent service provided by Falconair's staff in this regard is appreciated by all, by the doctors performing the transplants and the recipients of the organs.

**New commitments**

Since 1 April 2007 the Company has made new commitments to the following programmes:

* **Shalamuka Foundation –** supporter of the Penreach programme, the largest school outreach project in Africa, through which the quality of education is promoted and a learning culture inculcated at disadvantaged schools.

Penreach started in 1994 and in that year reached 40 teachers and 10 schools. The latest figure is 2 000 teachers and 900 schools and the ripple effect of this intervention is such that some 200 000 schoolchildren in Mpumalanga are benefiting from it. Penreach runs workshops for principals, student governing bodies, preschool, primary school and secondary school teachers and represents an excellent example of the best education practice in emerging communities.

Remgro has committed itself to R2 million over two years to enable Penreach to extend its activities and to replicate the model elsewhere.

+ **Beyers Naudé School Development Programme (BNSDP)** – this programme is managed by the Kagiso Trust, which has dedicated itself over more than 20 years to social justice in some of the poorest rural areas in the country. The programme concentrates on the sustainable development of rural schools in the former homeland Venda, which is plagued by poverty, a shortage of facilities and resources, poor teaching standards and dismal results.

Where the BNSDP is implemented, the morale and the functioning of school communities improve, absenteeism and vandalism are reduced, more learners enter for the matric examination and the pass rate increases. In one of the schools taking part in the programme the pass rate increases from 44% to 79.8% over two years. A total of 766 children from nine BNSDP schools wrote matric in 2005, 170 of whom passed with exemption, while 34 distinctions were attained. Six of the schools achieved a pass rate higher than the national average.

The BNSDP was launched in 2004 as a living legacy to the values and principles practised by Dr Beyers Naudé, founder of the Kagiso Trust. Remgro has agreed to contribute, in partnership with VenFin, R3.6 million over three years to the BNSDP.

+ **Stellenbosch Community Development Programme (SCDP)** – was founded in 2005 with the aim of:

  + feeding malnourished, underprivileged, poverty-stricken and orphaned children, many of whom are infected by HIV/Aids;
  + providing primary health care;
  + assisting unemployed parents to lay out vegetable gardens and to learn new skills; and
  + acting in partnership with other organisations such as Child Welfare and clinics.

The SCDP's primary focus is on Kayamandi, where 568 children are fed daily and monthly food parcels provided to 60 families. An estimated 12% of the black townships' children are not attending school because their parents are too poor. Approximately 23% of Kayamandi's residents live in dwellings with only one room, 45% of households still use paraffin for heating, while 25% of adults indicated that they have gone hungry periodically during the past year.

+ **Children's Art Festival (CAF)** – runs concurrently with the annual National Arts Festival in Grahamstown and has been designed to help children discover their own artistic potential.

International research has shown that 98% of children between the ages of 3 and 5 enjoy a superior level of creativity. By the age of 10 it diminishes to 32% and at age 15 to just 10%. Adults above 25 years retain only 2% of their natural creativity!

Skilled hands are a powerful tool for upliftment and empowerment and this is the focus of CAF's activities. During the festival an intensive development programme is presented to primary school learners to stimulate their creative skills. At several workshops the children are exposed to diverse cultures and the talents of artists, dancers, actors and musicians.

FINANCIAL REPORT **2007**

# CONTENTS

The directors are responsible for the maintenance of adequate accounting records and the preparation and integrity of the annual financial statements included in this Annual Report.

The annual financial statements are prepared, in accordance with International Financial Reporting Standards (IFRS) and the requirements of the South African Companies Act, on the going concern basis and incorporate full and responsible disclosure. The annual financial statements are based upon appropriate accounting policies and supported by reasonable and prudent judgements and estimates.

The directors are satisfied that the information contained in the financial statements fairly represents the results of operations for the year and the financial position of the Group at year-end. The accuracy of the other information included in the Annual Report was considered by the directors and they are satisfied that it accords with the financial statements.

The directors are also responsible for the Company's system of internal financial controls. The system was developed to provide reasonable, but not absolute, assurance regarding the reliability of the financial statements, the safeguarding of assets, and to prevent and detect misrepresentation and losses.

The directors are of the opinion that the Group will continue as a going concern in the future.

The financial statements were audited by independent auditors, PricewaterhouseCoopers Inc., to whom unrestricted access was given to all financial records and related information. The directors are further of the opinion that all statements that were made to the auditors during the course of the audit were valid and relevant. The auditor's report is presented on page 48.

Signed on behalf of the Board of Directors.

**Johann Rupert**
*Chairman*

**Thys Visser**
*Chief Executive Officer*

Stellenbosch
18 June 2007

## STATEMENT BY THE COMPANY SECRETARY

I, Mariza Lubbe, being the Company Secretary of Remgro Limited, hereby certify that all returns required of a public company have, in respect of the year under review, been lodged with the Registrar of Companies and that all such returns are true, correct and up to date.

**Mariza Lubbe**
*Secretary*

Stellenbosch
18 June 2007

We have audited the annual financial statements and group annual financial statements of Remgro Limited, which comprise the directors' report, the balance sheet and the consolidated balance sheet as at 31 March 2007, the income statement and the consolidated income statement, the statement of changes in equity and the consolidated statement of changes in equity, the cash flow statement and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes, as set out on pages 49 to 101.

### Directors' responsibility for the financial statements

The Company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

### Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company and of the Group as of 31 March 2007, and of their financial performance and their cash flows for the year then ended in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa.

*PricewaterhouseCoopers Inc.*

**PRICEWATERHOUSECOOPERS**

*Director: N H Döman*
*Registered Auditor*

Cape Town
18 June 2007

Dear Shareholder

The Board has pleasure in reporting on the activities and financial results for the year under review.

## NATURE OF ACTIVITIES

The Company is an investment holding company. Cash income is derived mainly from dividends and interest. The consolidated annual financial statements of the Company and its subsidiaries also incorporate the equity accounted attributable income of associated companies.

The Group's interests consist mainly of investments in tobacco products, banking and financial services, printing and packaging, motor components, medical services, mining, petroleum products, food, wine and spirits and various other trade mark products.

## RESULTS

| Year ended 31 March: | 2007 | 2006 |
|---|---|---|
| Headline earnings – Excluding non-recurring portion of BEE costs (R million) | 6 853 | 5 464 |
| – per share (cents) | 1 445.4 | 1 130.9 |
| – diluted (cents) | 1 401.3 | 1 106.1 |
| | | |
| Headline earnings (R million) | 6 853 | 5 084 |
| – per share (cents) | 1 445.4 | 1 052.3 |
| – diluted (cents) | 1 401.3 | 1 027.7 |
| | | |
| Earnings – net profit for the year (R million) | 6 942 | 8 202 |
| – per share (cents) | 1 464.2 | 1 697.6 |
| – diluted (cents) | 1 418.5 | 1 671.3 |
| | | |
| Dividends (R million)* | 2 102 | 3 735 |
| – ordinary – per share (cents) | 434.00 | 361.00 |
| – special – per share (cents) | | 400.00 |

\* *A final dividend of 281 cents (2006: 228 cents) per share was declared after the year-end and was therefore not provided for in the annual financial statements. No STC is payable on these dividends.*

## INVESTMENTS

The most important changes during the year under review were as follows:

### Rainbow Chicken Limited (Rainbow)

During March 2007 Remgro made an offer by way of a scheme of arrangement to acquire the entire issued share capital of Rainbow not already owned by Remgro. The initial offer was for a cash consideration of R16.00 per Rainbow share or 9 Remgro ordinary shares for every 100 shares held in Rainbow, or a combination of the aforementioned. On 5 June 2007 Rainbow shareholders voted against the scheme of arrangement.

An alternative offer, consisting of a cash consideration of R16.00 per Rainbow share or 8.1 Remgro ordinary shares for every 100 shares held in Rainbow, or a combination thereof, became effective on 6 June 2007. The last day to trade in order to participate in the alternative offer will be 22 June 2007.

Since 6 June 2007, to date hereof, Remgro has acquired 7 841 819 Rainbow shares in the open market at R16.00 per share for a total amount of R126.0 million.

### Kagiso Trust Investments (Pty) Limited (KTI) and the Kagiso Infrastructure Empowerment Fund (KIEF)

Remgro entered into agreements with KTI and KIEF, in terms of which it committed funds amounting to R350 million to KIEF. The fund has a target size of R650 million and aims to invest in infrastructure projects, including roads, airports, power and telecommunication installations, railway systems, ports and water and social infrastructure. By 31 March 2007 R4.7 million of the R350 million committed was invested.

### RMB Holdings Limited (RMBH)

During the year under review, Remgro acquired a further 6 836 847 RMBH shares at an average price of R28.88 for a total amount of R197.5 million. On 31 March 2007, Remgro's interest in RMBH was 23.7% (2006: 23.1%).

### Business Partners Limited (Business Partners)

During January 2007 Remgro acquired a further 7 070 699 Business Partners shares for a total amount of R42.2 million. On 31 March 2007, Remgro's interest in Business Partners was 21.3% (2006: 17.8%).

Due to the increase in shareholding, Business Partners was reclassified as an investment in an associated company with effect from 31 March 2007, while previously it was accounted for under "Investments – Other". During the year under review only dividend income from Business Partners amounting to R5.2 million was accounted for. As from 1 April 2007 Business Partners will be equity accounted according to the equity method.

### Gencor Limited (Gencor)

On 14 March 2006, Gencor was placed under voluntary liquidation and a liquidation dividend of R0.20 per share was declared. During May 2006 Remgro received R7.6 million.

### Sage Group Limited (Sage)

As previously reported, Remgro sold its 17.9% interest in Sage to Momentum Group Limited during the previous financial year for R114 million, or R1.75 per Sage share, comprising of an initial payment of R1.42 per share and a potential subsequent payment of up to R0.33 per share. The initial payment received in September 2005 amounted to R92 million.

During the year under review, Remgro received a further R6 million, or R0.09 per Sage share, as partial payment of the potential subsequent payment that was still subject to certain tax disputes being resolved.

On 8 June 2007 Remgro received R17 million, or R0.27 per Sage share, as final distribution following the successful resolution of the tax disputes referred to above.

### Medi-Clinic Corporation Limited (Medi-Clinic)

During December 2006 Remgro acquired a further 140 000 Medi-Clinic shares for an amount of R3.3 million. On 31 March 2007, Remgro's interest in Medi-Clinic was 47.6% (2006: 48.0%).

### Repurchase of Remgro shares

During the year under review, a wholly owned subsidiary company of Remgro acquired a further 7 174 384 Remgro ordinary shares at an average price of R143.71 for a total amount of R1 031.0 million. At 31 March 2007, 8 554 019 Remgro ordinary shares (1.9%) were held as treasury shares. No derivative transactions, which may have led to the repurchase of Remgro shares, were entered into during the year under review.

The Remgro Share Trust purchased 563 000 Remgro ordinary shares during the year under review at an average price of R132.68 for a total amount of R74.7 million, while 262 016 shares were delivered to participants against payment of the subscription price.

#### Subsequent to the year-end

### PG Group of Companies (PG)

Remgro has acquired, subject to certain conditions precedent, a 25% interest in PG for R700 million. The transaction is not expected to have a material impact on Remgro's profits in the short term.

PG is the largest automotive and building glass corporation in Africa with a successful history of more than 100 years. *PG Glass* and *Shatterprufe* are recognised as two of the strongest brand names in Southern Africa and are synonymous with automotive and building glass throughout the region. PG is also a major exporter of automotive glass to Europe and the United States of America. PG operates a wide spread of manufacturing, wholesale and retail operations in both the automotive and building markets. A new state-of-the-art float glass line (R800 million investment) that will increase capacity by 80% and make South Africa a net exporter of float glass, has been commissioned during April 2007. In addition, PG has recently invested significantly in its automotive manufacturing facilities. It is ideally positioned to participate in the ongoing growth of the building and automotive sectors.

### Tsb Sugar Holdings (Pty) Limited (Tsb Sugar)

On 31 January 2007 Tsb Sugar entered into an agreement to sell certain sugarcane farms in the Nkomazi region to land claimants in terms of a land reform transaction for an amount of R285 million. The effective date of the transaction is 1 April 2007.

The farms and biological agricultural assets will be rented from the new owners and a joint management company will be responsible for the management of each of the farms. Tsb Sugar and the new owners each has a 50% interest in the management companies.

## CASH RESOURCES AND APPLICATION

The Company's cash resources at 31 March 2007 are as follows:

|  | Local R million | Offshore R million | Total R million |
|---|---|---|---|
| Per consolidated balance sheet | 1 867 | 3 137 | 5 004 |
| Less: Cash from other operating subsidiaries | (647) | – | (647) |
| Cash at the centre | 1 220 | 3 137 | 4 357 |
| Attributable share of R&R's cash | – | 2 151 | 2 151 |
| **Available cash** | 1 220 | 5 288 | 6 508 |

The final ordinary dividend per share has been increased by 23.2% to 281 cents. Total ordinary dividends per share in respect of the financial year to 31 March 2007 have therefore increased by 20.2% from 361 cents to 434 cents.

**The total distribution to shareholders in respect of the financial year is as follows:**

| (Based on total issued shares at time of payment) | 2007 R million | 2006 R million |
|---|---|---|
| Ordinary | | |
| – Interim | 741 | 694 |
| – Final | 1 361 | 1 104 |
|  | 2 102 | 1 798 |
| Special | – | 1 937 |
| Total | 2 102 | 3 735 |

The Board is of the opinion that, after the above distribution to shareholders, the Group will have sufficient cash resources to pursue investment opportunities and to continue its share repurchase programme.

## GROUP FINANCIAL REVIEW

### Comparison with prior year

During the previous financial year various investee companies in the Group concluded black economic empowerment (BEE) transactions. The accounting treatment of these transactions resulted in non-recurring charges of R379.7 million against headline earnings for the year ended 31 March 2006. Due to the material effect that the accounting treatment of these transactions had on Remgro's results, headline earnings per share, and its year-on-year comparison, are also presented excluding the non-recurring portion of BEE costs.

Since 1 January 2006, Medi-Clinic is accounted for as an associated company, whilst previously it was consolidated. Certain income statement items are therefore not directly comparable with those of the previous financial year.

## BALANCE SHEET

The analysis of "Equity" and of "Source of headline earnings" below reflects the divisions into which the interests have been classified. Each division represents the main business sector of the investments classified under it. No adjustment has been made where companies are active mainly in one sector but also have interests in other sectors.

| | 2007 | | 2006 | |
| --- | --- | --- | --- | --- |
| | R million | R per share | R million | R per share |
| *Equity employed* | | | | |
| Attributable to equity holders | 45 672 | 96.69 | 37 494 | 78.14 |
| *Employment of equity* | | | | |
| Tobacco interests | 20 124 | 42.60 | 14 055 | 29.29 |
| Financial services | 8 593 | 18.19 | 7 105 | 14.81 |
| Industrial interests | 9 546 | 20.21 | 8 320 | 17.34 |
| Mining interests | 5 677 | 12.02 | 3 678 | 7.66 |
| Corporate finance and other interests | 1 732 | 3.67 | 4 336 | 9.04 |
| | 45 672 | 96.69 | 37 494 | 78.14 |

## INCOME STATEMENT

| | 2007 | | 2006 | |
| --- | --- | --- | --- | --- |
| | R million | % | R million | % |
| *Source of headline earnings* | | | | |
| Tobacco interests | 2 964 | 43 | 2 369 | 47 |
| Financial services | 1 529 | 22 | 1 147 | 22 |
| Industrial interests | 1 924 | 29 | 1 184 | 23 |
| Mining interests | 155 | 2 | 288 | 6 |
| Corporate finance and other interests | 281 | 4 | 96 | 2 |
| | 6 853 | 100 | 5 084 | 100 |

| | 2007 | 2006 |
| --- | --- | --- |
| | R million | R million |
| *Composition of headline earnings* | | |
| Subsidiary companies and joint ventures | 888 | 1 061 |
| Profits | 900 | 1 088 |
| Losses | (12) | (27) |
| Associated companies | 5 965 | 4 023 |
| Profits | 5 965 | 4 048 |
| Losses | – | (25) |
| | 6 853 | 5 084 |

## COMPANY NET PROFIT AND APPROPRIATION

| | 2007 | 2006 |
| --- | --- | --- |
| | R million | R million |
| The Company's own distributable reserves at the beginning of the year amounted to | 2 779 | 7 986 |
| Net profit for the year | 3 356 | 4 188 |
| Shares cancelled | – | (4 535) |
| Dividend No 12 of 228.00c per share paid in August 2006 (August 2005: 198.00c) | (1 104) | (1 034) |
| Special dividend of 400.00c per share paid in August 2006 (August 2005: 600.00c) | (1 937) | (3 132) |
| Dividend No 13 of 153.00c per share paid in January 2007 (January 2006: 133.00c) | (741) | (694) |
| The Company's own distributable reserves carried forward to the following year amounted to | 2 353 | 2 779 |

## SHARE SCHEME

During the year the trustees of the Remgro Share Scheme offered ordinary shares to participants as follows:

| Date | Offer price (Rand) | Number of shares offered | Number of shares accepted as at 31 March 2007 |
|---|---|---|---|
| 02/05/2006 | 132.60 | 562 | 562 |
| 02/06/2006 | 133.00 | 323 | 323 |
| 26/06/2006 | 135.00 | 563 227 | 563 227 |
| 03/07/2006 | 135.01 | 4 279 | 4 279 |
| 15/08/2006 | 137.80 | 1 308 | 1 308 |
| | | 569 699 | 569 699 |

The current position of the Remgro Share Scheme is as follows:

| | Average offer price (Rand) | Number of shares |
|---|---|---|
| **Ordinary shares due to participants** | | |
| Previous financial year | 59.24 | 3 093 691 |
| Offered and accepted in current financial year | 135.02 | 569 699 |
| Shares paid for and delivered | 49.52 | (262 016) |
| Resignations and other | | (4 380) |
| Total at 31 March 2007 | 72.65 | 3 396 994 |

Refer to note 26 to the annual financial statements for full details on the Remgro Share Scheme.

## PRINCIPAL SHAREHOLDER

Rembrandt Trust (Pty) Limited (Rembrandt Trust) holds all the issued unlisted B ordinary shares of the Company and is entitled to 44.84% (2006: 44.42%) of the total votes.

An analysis of the shareholders appears on pages 103 and 104.

## SUBSIDIARY COMPANIES AND INVESTMENTS

Particulars of subsidiary companies, associated companies and other investments are disclosed in Annexures A and B.

## DIRECTORS

The names of the directors appear on pages 10 and 11.

In terms of the provision of the Articles of Association, Messrs P E Beyers, W E Bührmann, P K Harris, J Malherbe, M M Morobe, D Prins, M H Visser and Miss M Ramos retire from the Board by rotation. These directors are eligible and offer themselves for re-election.

Mr J F Mouton retired as a director on 11 October 2006 and the Board of Directors' wishes to thank him for his contribution.

Mr J Malherbe was appointed as a non-executive director on 11 October 2006. Miss M Ramos and Mr M M Morobe were appointed on 26 March 2007 and 18 June 2007 respectively as independent non-executive directors.

# REPORT OF THE BOARD OF DIRECTORS

## DIRECTORS' INTERESTS

At 31 March 2007 the aggregate of the direct and indirect interests of the directors in the issued ordinary share capital of the Company amounted to 0.88% (2006: 0.80%).

Mr J P Rupert is a director of Rembrandt Trust which owns all the issued unlisted B ordinary shares.

An analysis of directors' interests in the issued capital of the Company appears on page 105.

## DIRECTORS' EMOLUMENTS

The Board recommends that directors' fees for services rendered as directors during the past financial year be fixed at R1 846 000 (2006: R1 870 000) in total.

## ACQUISITION OF SHARES OF THE COMPANY

It is recommended that a general authority be granted to the Board to acquire, should circumstances warrant it, the Company's own shares and to approve the acquisition of shares in the Company by any of its subsidiaries, subject to the provisions of the Companies Act 61 of 1973, as amended ("the Companies Act"), and the Listings Requirements of the JSE Limited ("the Listings Requirements"). It is further recommended that a general authority be granted to the Board to enable the Board to, subject to the provisions of the Companies Act and the Listings Requirements, enter into derivative transactions which may or will lead to the Company being required to purchase its own shares.

Special resolutions to grant this general authority are incorporated in the notice of the annual general meeting that appears on page 106.

## SPECIAL RESOLUTIONS

No special resolutions have been passed by the Company's major subsidiaries, the nature of which might be significant in respect of the state of affairs of the Group.

## DIVIDEND DECLARATION

### Dividend No 14

A final dividend of 281 cents (2006: 228 cents) per share was declared in respect of both the ordinary shares of one cent each and the unlisted B ordinary shares of ten cents each, for the financial year ended 31 March 2007.

### Payment

The final dividend is payable to shareholders of the Company registered at the close of business on Friday, 17 August 2007.

Shareholders may not dematerialise or rematerialise their holdings of ordinary shares between Monday, 13 August 2007, and Friday, 17 August 2007, both days inclusive.

## SECRETARY

The name and address of the Company Secretary appears on page 102.

## APPROVAL

The annual financial statements set out on pages 49 to 101 have been approved by the Board.

Signed on behalf of the Board of Directors.

**Johann Rupert**
*Chairman*

**Thys Visser**
*Chief Executive Officer*

Stellenbosch
18 June 2007

The annual financial statements are prepared on the historical cost basis, unless otherwise indicated, in accordance with International Financial Reporting Standards (IFRS), the requirements of the South African Companies Act, Act 61 of 1973, as amended, and the Listings Requirements of the JSE Limited.

These financial statements incorporate accounting policies that have been consistently applied to both years presented. During the year under review various new accounting standards, interpretations and amendments to IFRS became effective. The adoption of these new accounting standards, interpretations and amendments to IFRS had no impact on the results of either the current or prior years.

The preparation of the financial statements necessitates the use of estimates, assumptions and judgements that affect the reported amounts in the balance sheet and income statement. Although estimates are based on management's best knowledge and judgements of current facts as at balance sheet date, the actual outcome may differ from those estimates.

The most critical judgement exercised relates to the classification of investments as *associated companies* rather than investments *available-for-sale*. There are some investments over which Remgro is believed to have significant influence although it has an interest of less than 20% in these companies. However, as Remgro has board representation and is one of the major shareholders of these companies, its influence over their financial and operating policies is significant. Those investments are accordingly accounted for as associated companies using the equity method. The fair value of associated companies is set out in note 6 to the annual financial statements.

Other less significant estimates and assumptions relate to the determination of the useful lives of assets, impairment of goodwill, the valuation of unlisted investments and the assumptions used in calculating retirement benefit obligations and share-based payments, as well as the tax rates for the provision of deferred tax on fair value adjustments of investments. Details of these estimates and assumptions are set out in the relevant notes to the annual financial statements.

The accounting policies that the Group applied in the presentation of the financial statements are set out below.

(1)  **CONSOLIDATION, PROPORTIONATE CONSOLIDATION AND EQUITY ACCOUNTING**
     **Consolidation – subsidiary companies**
     All entities in which the Group, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has the power to exercise control over the operations, are included in the consolidated financial statements in the accepted manner. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

     The purchase method of accounting is used to account for the acquisition of subsidiaries. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination, irrespective of the extent of minority interests, are measured initially at their fair values at the acquisition date. The excess of the cost of the acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is accounted for directly in the income statement. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

     The results of subsidiary companies acquired or disposed of during the year are included in the consolidated income statement from or to the date on which effective control was acquired or ceased.

     Intergroup transactions, balances and unrealised gains are eliminated on consolidation. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The accounting policies of subsidiaries conform to the policies adopted by the Group. Accounting policies between various industries have been aligned to the extent that it is material and appropriate for the specific industry.

Special purpose entities are consolidated when the substance of the relationship between the Group and the special purpose entity indicates that the Group effectively controls the entity.

### Consolidation – The Remgro Share Trust

The Remgro Share Trust has been consolidated as it is effectively controlled by the Company.

### Proportionate consolidation – joint ventures

All jointly controlled ventures are accounted for according to the proportionate consolidation method. In terms of this method the attributable share of assets, liabilities, income, expenditure and cash flow is included in the consolidated financial statements.

### Equity accounting – associated companies

Entities that are neither subsidiaries nor joint ventures, but in which a long-term interest is held and over whose financial and operating policies a significant influence can be exercised, are accounted for according to the equity method as associated companies. The results of associated companies, acquired or disposed of, are included in the consolidated income statement from the date on which effective significant influence begins or until it ceases. Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associate. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's share of retained income is transferred to non-distributable reserves. The Group's share of other movements in the reserves of associated companies is accounted for as changes in consolidated non-distributable reserves. The carrying value of the Group's associated companies includes goodwill (net of any accumulated impairment losses) identified at acquisition. When the Group's share of losses in an associated company equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associated company.

Dilutionary and anti-dilutionary effects of equity transactions by associated companies that Remgro is not party to, are accounted for directly against reserves.

Certain associated companies have year-ends that differ from that of the Company. In such circumstances the results of listed and certain unlisted companies are accounted for from the latest published information and management accounts as at year-end, respectively. The accounting policies of associated companies have been changed where necessary to align them to those of Remgro and its subsidiaries to the extent that it is material and appropriate for the specific industry in which the associate operates.

### Separate financial statements

In Remgro's separate financial statements, investments in subsidiaries, joint ventures and associated companies are carried at cost.

**(II) PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION**

**Land and buildings, machinery, equipment, office equipment and vehicles –** are stated at historical cost less accumulated depreciation. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation on buildings, machinery, equipment, office equipment and vehicles is provided on a straight-line basis at rates that reduce the cost thereof to an estimated residual value over the expected useful life of the asset. The residual values and expected useful lives of assets are reviewed annually on balance sheet date and adjusted where necessary. No depreciation is provided for on land.

**Leased assets –** Assets leased in terms of finance leases, i.e. where the Group assumes substantially all the risks and rewards of ownership, are capitalised at the inception of the lease at the lower of the fair value of the leased asset or the present value of the minimum finance lease payments. Leased assets are depreciated over the shorter of the lease period or the period over which the particular asset category is otherwise depreciated. The corresponding rental obligations, net of finance charges, are included in non-current liabilities. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The finance charges are accounted for in the income statement over the term of the lease using the effective interest rate method.

Leases of assets where the lessor substantially retains all the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are accounted for in income on a straight-line basis over the period of the lease.

**Preproduction and borrowing costs –** Preproduction and borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets until such assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from borrowing costs capitalised.

## (III) Biological agricultural assets
The fair value of the biological agricultural assets is determined on the following basis:

**Sugarcane –** Roots are valued at the current establishment and replacement cost and the value is proportionally reduced over the estimated useful life of the roots. Standing cane is valued at its best-estimated recoverable value less harvesting, transport, agricultural levies and other over-the-weighbridge costs.

**Citrus –** Orchards are valued at the current establishment and replacement cost adjusted for maturity levels and the value is proportionally reduced over the estimated useful life of the orchards. Citrus fruit is valued at the best-estimated recoverable values less harvesting, transport and agricultural levies.

**Breeding stock –** Breeding stock includes the breeding and laying operations. Hatching eggs are included in breeding stock. Breeding stock is measured at their fair value less estimated closure point-of-sale costs at reporting dates. Fair value is determined based on market prices or, where market prices are not available, by reference to sector benchmarks.

Gains and losses arising on the initial recognition of these assets at fair value less estimated point-of-sale costs and from a change in fair value less estimated point-of-sale costs are accounted for in profit and loss during the period in which they arise.

Sugarcane and citrus are reported in the balance sheet as non-current assets, while breeding stock is reported as current assets.

## (IV) Investment properties
Investment properties are held to generate rental income and appreciate in capital value. Investment properties are treated as long-term investments and are carried at cost less accumulated depreciation. Buildings are depreciated to their estimated residual values on a straight-line basis over their expected useful lives.

Investment properties are valued by external independent professional valuers every third year.

**(v)  INTANGIBLE ASSETS**

**Goodwill –** On the acquisition of an investment, fair values at the date of acquisition are attributed to the identifiable assets, liabilities and contingent liabilities acquired.

Goodwill is the difference between the cost of the investments and the fair value of attributable net assets of the subsidiaries, joint ventures and associated companies at the acquisition dates. Goodwill is reported in the balance sheet as non-current assets and is carried at cost less accumulated impairment losses.

Goodwill attributable to associated companies is included in the carrying value of these companies and is consequently reported under "Investments – Associated companies".

**Trade marks –** The cost of developing and establishing trade marks is expensed as incurred. Consequently, the value thereof is not reflected in the annual financial statements. The cost of purchased trade marks is written off on a straight-line basis over their expected useful lives, subject to an annual impairment test.

**Research and development costs –** Research cost is expensed as incurred. Where the asset recognition criteria have been met, development cost is capitalised and written off over the expected useful life of the product. Development cost previously expensed is not recognised as an asset in a subsequent period.

Trade marks and capitalised development costs with infinite lives are not amortised, but are subject to an annual impairment test. Any impairment is accounted for in income.

**(vi)  FINANCIAL INSTRUMENTS**

Financial instruments disclosed in the financial statements include cash and cash equivalents, investments, derivative instruments, debtors and short-term loans, trade and other payables and borrowings. Financial instruments are initially recognised at fair value, including transaction costs, when the Group becomes party to the contractual terms of the instruments. The transaction costs relating to the acquisition of financial instruments held at fair value through profit and loss are expensed. Subsequent to initial recognition, these instruments are measured as follows:

**Loans and receivables and borrowings –** Loans and receivables and borrowings are non-derivative financial instruments with fixed or determinable payments that are not quoted in an active market. These instruments are carried at amortised cost using the effective interest rate method.

**Held-to-maturity financial instruments –** Instruments with fixed maturity that the Group has the intent and ability to hold to maturity are classified as held-to-maturity financial instruments and are carried at amortised cost using the effective interest rate method.

**Available-for-sale financial instruments –** Other long-term financial instruments are classified as available-for-sale and are carried at fair value. Unrealised gains and losses arising from changes in the fair value of available-for-sale financial instruments are recognised in non-distributable reserves in the period in which they arise. When these financial instruments are either derecognised or impaired, the accumulated fair value adjustments are realised and included in income.

**Financial instruments at fair value through profit and loss –** These instruments, consisting of financial instruments held-for-trading and those designated at fair value through profit and loss at inception, are carried at fair value. Derivatives are also classified as held-for-trading unless they are designated as hedges. Realised and unrealised gains and losses arising from changes in the fair value of these financial instruments are recognised in the income statement in the period in which they arise.

Financial assets (or portions thereof) are derecognised when the Group realises the rights to the benefits specified in the contract, the rights expire or the Group surrenders or otherwise loses control of the contractual rights that comprise the financial asset. On derecognition, the difference between the carrying amount of the financial asset and proceeds receivable, as well as any prior adjustments to reflect fair value that had been recognised in equity, is included in the income statement.

Financial liabilities (or portions thereof) are derecognised when the obligation specified in the contract is discharged or cancelled or has expired. On derecognition, the difference between the carrying amount of the financial liability, including related unamortised costs, and the amount paid for it is included in the income statement.

The fair value of financial instruments traded in an organised financial market is measured at the applicable quoted prices. The fair value of the financial instruments that are not traded in an organised financial market is determined using a variety of methods and assumptions that are based on market conditions and risk existing at balance sheet date, including independent appraisals and discounted cash flow methods. Fair values represent an approximation of possible value, which may differ from the value that will finally be realised.

There are Group companies that are parties to derivative financial instruments that reduce exposure to financial risks. These instruments mainly comprise forward contracts. Certain Group companies apply hedge accounting. Gains and losses arising from cash flow hedges are recognised directly in equity, while those arising from fair value hedges are recognised in the income statement in the period in which they arise. Group companies that do not apply hedge accounting, recognise changes in the fair value of these and other derivative instruments in the income statement in the period in which they arise.

Where a current legally enforceable right of set-off exists for recognised financial assets and financial liabilities, and there is an intention to settle the liability and realise the asset simultaneously, or to settle on a net basis, all related financial effects are offset.

All purchases and sales of financial instruments are recognised at the trade date.

Any derivatives embedded in financial instruments are separated from the host contract when their economic characteristics are not closely related to those of the host contract and the host contract is not carried at fair value. Gains and losses are reported in the income statement.

**(VII) Non-current assets held for sale and discontinued operations**

Non-current assets (or disposal groups) are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. These assets (or disposal groups) are measured at the lower of its carrying amount or fair value less costs to sell.

**(VIII) Inventories**

Inventories are stated at the lower of cost or net realisable value. The basis of determining cost, which excludes finance costs, is the first-in first-out cost method. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Where applicable, provision is made for slow-moving and redundant inventories. Work in progress and finished goods include direct costs and an appropriate allocation of manufacturing overheads.

**(IX) Taxation**

Deferred taxation is provided for at current rates using the balance sheet liability method. Full provision is made for all temporary differences between the taxation base of an asset or liability and its balance sheet carrying amount. No deferred tax liability is recognised in those circumstances where the initial recognition of an asset or liability has no impact on accounting profit or taxable income. Assets are not raised in respect of deferred taxation, unless it is probable that future taxable profits will be available against which the deferred taxation asset can be realised in the foreseeable future.

Secondary taxation on companies is provided for in respect of dividend payments, net of dividends received or receivable and is recognised as a taxation charge for the year.

**(X) Foreign currencies**

**Functional and presentation currency**

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates, i.e. its functional currency. Remgro Group's company and consolidated functional and presentation currency is rand and all amounts, unless otherwise indicated, are stated in millions.

**Transactions and balances**

Foreign currency transactions are translated to the functional currency using the exchange rates prevailing at the date of the transactions. Except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges, foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of foreign currency denominated monetary assets and liabilities are recognised in the income statement. Exchange differences on non-monetary items are accounted for based on the classification of the underlying items. Foreign exchange gains and losses on financial instruments classified as available-for-sale financial assets are included in equity, whereas those on financial instruments held at fair value through profit and loss are reported as part of the fair value gain or loss.

**Group entities**

The results and financial position of all foreign operations (excluding those operating in hyperinflationary economies) that have a functional currency different from the Group's presentation currency are translated into the presentation currency as follows:

- Assets and liabilities are translated at the closing rate on the balance sheet date.
- Income and expenses for each income statement are translated at average exchange rates for the year, to the extent that such average rates approximate actual rates.
- All resulting exchange differences are recognised directly in equity.

On consolidation exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken directly to equity. On disposal of foreign operations, the related exchange differences are recognised in the income statement as part of the profit or loss on disposal. Goodwill and fair value adjustments arising on the acquisition of foreign operations are treated as assets and liabilities of the foreign operation and translated at closing rates at balance sheet date.

**(xi) IMPAIRMENT OF ASSETS**

### Impairment – subsidiaries, joint ventures and associates

An asset is impaired if its carrying amount is greater than its estimated recoverable amount, which is the higher of its fair value less cost to sell or its value in use. The carrying amounts of subsidiaries, joint ventures and associated companies are reviewed annually and written down for impairment where necessary.

### Investment property and property, plant and equipment

Where these assets are identified as being impaired, that is when the recoverable amount has declined below its carrying amount, the carrying amount is reduced to reflect the decline in value. Such written-off amounts are accounted for in the income statement.

### Financial instruments carried at amortised cost

The Group assesses whether there is objective evidence that a financial asset is impaired at each balance sheet date. A financial asset is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (a 'loss event') and that loss event has an impact on the estimated future cash flows of the financial asset that can be reliably estimated.

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has occurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognised in the income statement. If a held-to-maturity investment or a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under contract. As a practical expedient, the Group may measure impairment on the basis of an instrument's fair value using an observable market price.

If in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, such as improved credit rating, the previously recognised impairment loss is reversed and is recognised in the income statement.

### Financial assets carried at fair value

At each balance sheet date the Group assesses whether there is objective evidence of possible impairment of financial assets carried at fair value. If any objective evidence of impairment exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and current fair value, less any impairment loss on the financial asset previously recognised in profit or loss is removed from equity and recognised in the income statement.

Impairment losses on equity instruments that were recognised in the income statement are not subsequently reversed through the income statement – such reversals are accounted for in equity.

### Goodwill

Goodwill is assessed annually for possible impairments. For purposes of impairment testing, goodwill is allocated to cash-generating units, being the lowest component of the business measured in the management accounts that is expected to generate cash flows that are largely independent of another business component. Impairment losses relating to goodwill are not reversed.

**(xii) Provisions**

Provisions are recognised when a present legal or constructive obligation exists as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Provisions are measured at the present value of the expected expenditure required to settle the obligation using a pre-tax rate that reflects the current market assessment of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

**(xiii) Employee benefits**

### Post-retirement benefits

PENSION OBLIGATIONS – Companies in the Group provide defined benefit and defined contribution post-retirement plans for their employees. The plan assets are held in separate trustee-administered funds. These plans are funded by payments from the employees and the Group, taking into account recommendations of independent qualified actuaries.

For the defined benefit plans, the pension accounting costs are assessed using the projected unit credit method. The cost of providing pensions is charged to the income statement to spread the regular costs over the service lives of the employees in accordance with advice of qualified actuaries. The pension obligation is measured as the present value of the estimated future cash outflows using interest rates of government securities that have maturity terms approximating the terms of the related liability.

Past-service costs are immediately expensed, unless the changes to the pension plan are conditional on the employees remaining in service for a specified vesting period, in which case the past-service costs are amortised on a straight-line basis over the vesting period.

The net surplus or deficit of the benefit obligation is the difference between the present value of the funded obligations and the fair value of the plan assets. If the cumulated unrecognised actuarial gains and losses at the end of the previous reporting period exceed the greater of ten percent of the defined benefit obligation or defined benefit plan's assets, that excess is recognised in future periods over the expected average remaining working lives of the participating employees.

The Group's contribution to the defined contribution pension plans is charged to the income statement in the year in which they relate.

POST-RETIREMENT MEDICAL OBLIGATIONS – The Group provides post-retirement medical benefits to its retirees. The entitlement to post-retirement medical benefits is based on the employees remaining in service up to retirement age and the completion of a minimum service period. The projected unit credit method of valuation is used to calculate the liability for post-retirement medical benefits.

The expected costs of these benefits are expensed and the liabilities accumulated over the period of employment, using accounting methodology similar to that for defined benefits pension plans. Independent qualified actuaries value these obligations.

**Equity compensation plans**

The Remgro Group operates various equity settled share-based compensation plans. All share offers granted after 7 November 2002 that have not vested by 1 January 2005 are accounted for as share-based payment transactions. The fair value of share offers is determined on the grant date and is accounted for as an employee services expense over the vesting period of the offer, with a corresponding increase in equity, based on the Group's estimate of the number of shares that will eventually vest. Fair value is determined using a binomial model. The expected contract life used in the model has been adjusted based on management's best estimate of the effects of non-transferability, exercise restrictions and behavioural considerations.

Any profits or losses that realise from shares being delivered to participants of the Remgro Share Scheme are recognised directly in equity. The proceeds received net of any directly attributable transaction costs are accounted for against treasury shares when the options are exercised.

**Short-term benefits**

Employee entitlements to leave are recognised when they accrue to employees involved. A provision is made for the estimated liability for leave as a result of services rendered by employees up to balance sheet date.

### (xiv) Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, and investments in money market instruments, net of bank overdrafts. In the balance sheet, bank overdrafts are included in short-term interest-bearing loans.

### (xv) Revenue recognition

The sale of goods is recognised when the significant risks and rewards of ownership of the goods have been transferred. Revenue arising from services is recognised when the service is rendered. Sales comprise the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group's activities and are disclosed net of value added tax, returns, rebates and discounts.

Interest is recognised on a time proportion basis (taking into account the principal outstanding, the effective rate and the period), unless collectability is in doubt. Dividends are recognised when the right to receive payment is established.

### (xvi) treasury shares

Shares in the Company held by Group companies and those held by The Remgro Share Trust are classified as treasury shares and are held at cost. These shares are treated as a deduction from the issued number of shares and taken into account in the calculation of the weighted average number of shares. The cost price of the shares is deducted from the Group's equity.

### (xvii) Current/non-current distinction

Items are classified as current when it is expected to be realised, traded, consumed or settled within twelve months after the balance sheet date, or the Group does not have an unconditional right to defer settlement for at least twelve months after the balance sheet date.

**(XVIII) NEW ACCOUNTING POLICIES AND INTERPRETATIONS**

Management considered all new accounting standards, interpretations and amendments to IFRS that were issued prior to 31 March 2007, but not yet effective on that date. The standards that are applicable to the Group, but that were not implemented early, are the following:

### IFRS 7: Financial Instruments – Disclosures
*(effective date – financial periods commencing on/after 1 January 2007)*
This standard significantly impacts on the disclosure requirements regarding financial instruments. It focuses on the disclosure of entity specific risks, as well as the measures management implemented to address those risks. IFRS 7 does not impact the measurement of financial instruments.

### IFRS 8: Operating Segments
*(effective date – financial periods commencing on/after 1 January 2009)*
IFRS 8 replaces IAS 14: Segment Reporting. It redefines "operating segment" and prescribes various disclosures. This standard only affects disclosure and will not impact the Group's results.

### IFRIC 9: Reassessment of Embedded Derivatives
*(effective date – financial periods commencing on/after 1 June 2006)*
IAS 39 requires an entity, when it first becomes a party to a contract, to assess whether any embedded derivatives contained in the contract are required to be separated from the host contract and accounted for as derivatives. This interpretation addresses whether such an assessment is only to be made when the entity first becomes a party to the contract, or whether the assessment should be reconsidered throughout the life of the contract.

An entity shall assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative only when the entity first becomes a party to the contract. No reassessment shall take place, unless the terms of the contracts change to the extent that they vary the cash flows resulting from the instrument.

### IFRIC 10: Interim Financial Reporting and Impairment
*(effective date – financial periods commencing on/after 1 November 2006)*
An entity shall not reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost.

### IFRIC 11: IFRS 2 – Group and Treasury Share Transactions
*(effective date – financial periods commencing on/after 1 March 2007, applied retrospectively in accordance with the transitional provisions of IFRS 2)*
This interpretation clarifies two issues:
- The distinction between equity and cash settled share-based payment transactions in instances where the equity instruments used for settlement are either obtained from a third party or are treasury shares; and
- share-based payment arrangements that involve two or more entities within the same group, e.g. employees of a subsidiary are granted rights to equity instruments of its parent as consideration for the services provided to the subsidiary.

### Issue 1

If an entity provides its own equity instruments as settlement for goods and services obtained, the transaction is treated as equity settled, regardless of the source from which it obtained the equity instruments.

### Issue 2

If the parent grants the right to receive the parent's equity instruments to the subsidiary's employees, and on consolidation the scheme is accounted for as equity settled, the subsidiary shall account for it as an equity settled share-based payment transaction.

If the subsidiary grants the right to receive the parent's equity instruments to its employees, the scheme is accounted for as a cash settled share-based payment transaction.

### • IFRIC 12: Service Concession Arrangements

*(effective date – financial periods commencing on/after 1 January 2008)*

In some countries, governments have introduced contractual service arrangements to attract private sector participation in the development, financing, operation and maintenance of such infrastructure. The interpretation sets out the appropriate accounting treatment for the divergent aspects resulting from these arrangements. The Group is not party to such arrangements, therefore the interpretation is not applicable.

### • Amendment to IAS 1: Presentation of financial statements (Objectives, policies and processes for managing capital)

*(effective date – financial periods commencing on/after 1 January 2007)*

The amendment requires disclosures that will enable users to evaluate the Group's objectives, policies and processes for managing capital. This includes, amongst others, a description of what an entity manages as capital (including quantitative data), the nature of externally imposed capital requirements (if applicable) and how it is meeting its objectives for managing capital. The disclosures should be based on information used by key management in making decisions.

The application of the standards, interpretations and amendments to IFRS mentioned above in future financial reporting periods is not expected to have a significant effect on the Group's financial results, financial position and cash flow.

# BALANCE SHEETS

## AT 31 MARCH 2007

| R million | Notes | CONSOLIDATED 2007 | CONSOLIDATED 2006 | THE COMPANY 2007 | THE COMPANY 2006 |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| **Non-current assets** | | | | | |
| Property, plant and equipment | 2 | 2 442 | 2 318 | – | – |
| Biological agricultural assets | 3 | 91 | 95 | – | – |
| Investment properties | 4 | 32 | 31 | – | – |
| Goodwill and trade marks | 5 | 413 | 352 | – | – |
| Investments – Associated companies | 6 | 33 033 | 26 098 | – | – |
| – Other | 7 | 6 245 | 4 136 | – | – |
| Retirement benefits | 14 | 10 | – | – | – |
| Loans | | 5 | 6 | – | – |
| Deferred taxation | 21 | 124 | 90 | – | – |
| | | 42 395 | 33 126 | – | – |
| **Current assets** | | 7 466 | 8 210 | 2 372 | 2 795 |
| Inventories | 8 | 754 | 620 | – | – |
| Biological agricultural assets | 3 | 269 | 242 | – | – |
| Debtors and short-term loans | 9 | 1 220 | 878 | 2 372 | 2 795 |
| Derivative instruments | 29 | 16 | 46 | – | – |
| Taxation | | 14 | 67 | – | – |
| Assets held for sale | 10 | 189 | – | – | – |
| Cash and cash equivalents | 11 | 5 004 | 6 357 | – | – |
| **Total assets** | | 49 861 | 41 336 | 2 372 | 2 795 |
| **EQUITY AND LIABILITIES** | | | | | |
| **Issued capital** | 12 | 8 | 8 | 8 | 8 |
| **Reserves** | 13 | 47 161 | 37 898 | 2 353 | 2 779 |
| **Treasury shares** | 12 | (1 497) | (412) | – | – |
| **Shareholders' equity** | | 45 672 | 37 494 | 2 361 | 2 787 |
| **Minority interest** | | 755 | 596 | | |
| **Total equity** | | 46 427 | 38 090 | 2 361 | 2 787 |
| **Non-current liabilities** | | 1 580 | 1 144 | – | – |
| Retirement benefits | 14 | 214 | 185 | – | – |
| Long-term loans | 15 | 161 | 169 | – | – |
| Deferred taxation | 21 | 1 205 | 790 | – | – |
| **Current liabilities** | | 1 854 | 2 102 | 11 | 8 |
| Trade and other payables | | 1 441 | 1 458 | 11 | 8 |
| Short-term loans | 16 | 234 | 101 | – | – |
| Provisions | 17 | 48 | 41 | – | – |
| Derivative instruments | 29 | 27 | 29 | – | – |
| Taxation | | 104 | 473 | – | – |
| **Total equity and liabilities** | | 49 861 | 41 336 | 2 372 | 2 795 |

| R million | Notes | CONSOLIDATED | | THE COMPANY | |
|---|---|---|---|---|---|
| | | 2007 | 2006 | 2007 | 2006 |
| Sales | | 7 877 | 9 802 | | |
| Inventory expenses | | (4 781) | (4 919) | | |
| Personnel costs | 24 | (1 306) | (2 603) | | |
| Depreciation | 18 | (223) | (293) | | |
| Other net operating expenses | 18 | (551) | (771) | (2) | (3) |
| Trading profit | | 1 016 | 1 216 | (2) | (3) |
| Dividends received | 20 | 156 | 410 | 3 358 | 4 191 |
| Interest received | 18 | 334 | 341 | | |
| Finance costs | | (30) | (29) | | |
| Negative goodwill | | 44 | – | | |
| Net impairment of investments, assets and goodwill | | – | 3 | | |
| Profit on redemption and sale of investments | 18 | 7 | 3 162 | | |
| Consolidated profit before tax | | 1 527 | 5 103 | 3 356 | 4 188 |
| Taxation | 21 | (403) | (857) | | |
| Consolidated profit after tax | | 1 124 | 4 246 | 3 356 | 4 188 |
| Share of after-tax profit of associated companies | 22 | 6 003 | 4 354 | | |
| Net profit for the year | | 7 127 | 8 600 | 3 356 | 4 188 |
| *Attributable to:* | | | | | |
| Equity holders | | 6 942 | 8 202 | 3 356 | 4 188 |
| Minority interest | | 185 | 398 | | |
| | | 7 127 | 8 600 | 3 356 | 4 188 |

| EARNINGS PER SHARE | | Cents | Cents | | |
|---|---|---|---|---|---|
| **– Basic** | 1 | 1 464.2 | 1 697.6 | | |
| **– Diluted** | | 1 418.5 | 1 671.3 | | |

| ASSOCIATED COMPANIES | R million | R million |
|---|---|---|
| **Share of after-tax profit of associated companies** | | |
| Profit before taking into account impairments, capital and non-recurring items | 5 995 | 4 428 |
| Net impairment of investments, assets and goodwill | (12) | (157) |
| Profit on the sale of investments | 249 | 681 |
| Restructuring costs | (237) | (280) |
| Non-recurring portion of BEE costs | – | (380) |
| Other capital and non-recurring items | 8 | 62 |
| | 6 003 | 4 354 |

# STATEMENTS OF CHANGES IN EQUITY

|  |  |  |  |  |  |  | CONSOLIDATED | |
|---|---|---|---|---|---|---|---|---|
|  | ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY | | | | | | | |
| R million | Issued capital | Equity reserves | Other non-distributable reserves | Fair value reserves | Retained earnings | Treasury shares | Share-holders' equity | Minority interest | Total equity |
| **2007** | | | | | | | | | |
| **Balances at 1 April** | 8 | 14 026 | 997 | 3 160 | 19 715 | (412) | 37 494 | 596 | 38 090 |
| Total income accounted for | | 3 594 | 910 | 1 843 | 7 476 | | 13 823 | 185 | 14 008 |
| Exchange rate adjustments | | 3 594 | 907 | | 534 | | 5 035 | | 5 035 |
| Net fair value adjustments for the year | | | 3 | 1 843 | | | 1 846 | | 1 846 |
| Net income directly accounted for in equity | | 3 594 | 910 | 1 843 | 534 | | 6 881 | | 6 881 |
| Net profit for the year | | | | | 6 942 | | 6 942 | 185 | 7 127 |
| Dividends paid | | | | | (3 748) | | (3 748) | (65) | (3 813) |
| Capital invested by minorities | | | | | | | | 30 | 30 |
| Transfer between reserves and other movements | | (7) | 17 | | (5) | | 5 | 6 | 11 |
| Change in reserves of associated companies | | (824) | | | | | (824) | | (824) |
| Transfer of retained income of associated companies | | 3 366 | | | (3 366) | | – | | – |
| Purchase of shares by wholly owned subsidiary (treasury shares) | | | | | | (1 031) | (1 031) | | (1 031) |
| Net (purchase)/delivery of shares by The Remgro Share Trust | | | | | | (54) | (54) | | (54) |
| Long-term share incentive scheme reserve | | | 7 | | | | 7 | 3 | 10 |
| **Balances at 31 March** | 8 | 20 155 | 1 931 | 5 003 | 20 072 | (1 497) | 45 672 | 755 | 46 427 |
| 2006 | | | | | | | | | |
| **Balances at 1 April** | 8 | 15 076 | 1 091 | 1 261 | 19 608 | (2 552) | 34 492 | 2 011 | 36 503 |
| Total income accounted for | | (1 035) | (213) | 1 903 | 8 055 | | 8 710 | 398 | 9 108 |
| Exchange rate adjustments | | (1 035) | (213) | | (147) | | (1 395) | | (1 395) |
| Net fair value adjustments for the year | | | | 1 903 | | | 1 903 | | 1 903 |
| Net income directly accounted for in equity | | (1 035) | (213) | 1 903 | (147) | | 508 | | 508 |
| Net profit for the year | | | | | 8 202 | | 8 202 | 398 | 8 600 |
| Dividends paid | | | | | (4 525) | | (4 525) | (151) | (4 676) |
| Capital invested by minorities | | | | | | | | 17 | 17 |
| Transfer between reserves and other movements | | (2 024) | 159 | (4) | 1 848 | | (21) | (264) | (285) |
| Change in reserves of associated companies | | (242) | | | | | (242) | | (242) |
| Transfer of retained income of associated companies | | 897 | | | (897) | | – | | – |
| Purchase of shares by wholly owned subsidiary (treasury shares) | | | | | | (977) | (977) | | (977) |
| Medi-Clinic* | | 1 354 | (16) | | (1 338) | | – | (1 418) | (1 418) |
| Net (purchase)/delivery of shares by The Remgro Share Trust | | | | | | 92 | 92 | | 92 |
| Long-term share incentive scheme reserve | | | (24) | | | | (24) | 3 | (21) |
| Cancellation of treasury shares | | | | | (3 036) | 3 025 | (11) | | (11) |
| **Balances at 31 March** | 8 | 14 026 | 997 | 3 160 | 19 715 | (412) | 37 494 | 596 | 38 090 |

*\* Since 1 January 2006, Medi-Clinic has been accounted for as an associated company, while it was consolidated previously.*

|  | THE COMPANY | |
|---|---|---|
| R million | 2007 | 2006 |
| Balances at 1 April | 2 787 | 7 994 |
| Issued capital | 8 | 8 |
| Retained earnings | 2 779 | 7 986 |
| Shares cancelled | – | (4 535) |
| Net profit for the year | 3 356 | 4 188 |
| Dividends paid | (3 782) | (4 860) |
| **Balances at 31 March** | 2 361 | 2 787 |

| R million | Notes | CONSOLIDATED 2007 | 2006 | THE COMPANY 2007 | 2006 |
|---|---|---|---|---|---|
| **Cash flows – operating activities** | | | | | |
| Consolidated profit before taxation | | 1 527 | 5 103 | 3 356 | 4 188 |
| Adjustments | 23.1 | 309 | (3 588) | (3 358) | (4 191) |
| Consolidated profit/(loss) before working capital changes | | 1 836 | 1 515 | (2) | (3) |
| Working capital changes | 23.2 | (170) | (41) | 2 | (2) |
| Cash generated/(utilised) from operations | | 1 666 | 1 474 | – | (5) |
| Cash flow generated from returns on investments | | 3 070 | 4 229 | 3 358 | 4 191 |
| Interest received | | 334 | 341 | – | – |
| Dividends received | 23.3 | 2 736 | 3 888 | 3 358 | 4 191 |
| Finance cost | | (30) | (29) | – | – |
| Taxation paid | 23.4 | (676) | (369) | – | – |
| Cash available from operating activities | | 4 030 | 5 305 | 3 358 | 4 186 |
| Dividends paid | 23.5 | (3 813) | (4 676) | (3 782) | (4 860) |
| Cash inflow/(outflow) from operating activities | | 217 | 629 | (424) | (674) |
| **Cash flows – investing activities** | | | | | |
| Net investments to maintain operations | | (109) | (54) | – | – |
| Replacement of property, plant and equipment | | (124) | (83) | – | – |
| Proceeds on disposal of property, plant and equipment | | 15 | 29 | – | – |
| Investments to expand operations | | (673) | (1 362) | – | – |
| Additions to – property, plant and equipment and other assets | | (410) | (607) | – | – |
| – investments and loans | | (249) | (609) | – | – |
| Business acquired | | (14) | (146) | – | – |
| Proceeds from disposal of investments and loans | | 260 | 6 585 | – | – |
| Medi-Clinic's cash transferred to associated company | | – | (879) | – | – |
| Purchase of treasury shares | | (1 203) | (926) | – | – |
| Net cash generated/(utilised) before financing activities | | (1 508) | 3 993 | (424) | (674) |
| **Cash flows – financing activities** | | 70 | 99 | 424 | 674 |
| (Increase)/decrease in loans | | 40 | 93 | 424 | 5 209 |
| Issue of new shares by subsidiary companies | | 12 | 10 | – | – |
| Capital contributed by minorities of subsidiary company | | 18 | 7 | – | – |
| Shares cancelled | | – | (11) | – | (4 535) |
| **Net increase/(decrease) in cash and cash equivalents** | | (1 438) | 4 092 | – | – |
| **Cash and cash equivalents at the beginning of the year** | | 6 339 | 2 247 | – | – |
| **Cash and cash equivalents at the end of the year** | | 4 901 | 6 339 | – | – |
| Cash and cash equivalents – per balance sheet | | 5 004 | 6 357 | | |
| Bank overdraft | | (103) | (18) | | |

|  |  | 2007<br>R million | 2006<br>R million |
|---|---|---:|---:|
| **1.** | **EARNINGS** | | |
| | **Headline earnings reconciliation** | | |
| | **Net profit for the year attributable to equity holders** | **6 942** | 8 202 |
| | Plus/(minus) – portion attributable to equity holders: | | |
| | – Negative goodwill | **(44)** | – |
| | – Net impairment of investments, assets and goodwill | **12** | 157 |
| | – Profit on redemption and sale of investments | **(256)** | (3 475) |
| | – Restructuring costs | **221** | 279 |
| | – Other capital and non-recurring items | **(10)** | (67) |
| | – Net surplus, after tax on disposal of property, plant and equipment | **(12)** | (12) |
| | **Headline earnings** | **6 853** | 5 084 |
| | Non-recurring portion of BEE costs added back | **–** | 380 |
| | **Headline earnings – Excluding non-recurring portion of BEE costs** | **6 853** | 5 464 |
| | **Earnings per share** | **Cents** | Cents |
| | **Headline earnings per share** | | |
| | – Basic | **1 445.4** | 1 052.3 |
| | – Diluted | **1 401.3** | 1 027.7 |
| | **Headline earnings per share – Excluding non-recurring portion of BEE costs** | | |
| | – Basic | **1 445.4** | 1 130.9 |
| | – Diluted | **1 401.3** | 1 106.1 |
| | **Earnings per share** | | |
| | – Basic | **1 464.2** | 1 697.6 |
| | – Diluted | **1 418.5** | 1 671.3 |

**Earnings per share**

In determining earnings per share and headline earnings per share the weighted number of shares in issue, being 474 123 689 (2006: 483 154 691), was taken into account after deduction of treasury shares as well as shares held in The Remgro Share Trust and certain associated companies.

**Diluted earnings per share**

In determining diluted earnings per share and diluted headline earnings per share the weighted number of shares in issue was adjusted for the deemed dilutive effect of the shares accepted by participants in the Remgro Share Scheme but not yet delivered.

Because the scheme shares have to be accounted for as treasury shares, the delivery thereof to participants will be regarded as an issue of shares. As the market value (fair value) of the shares at date of delivery will differ from the offer value, the number of shares represented by the difference will be regarded as an issue of ordinary shares for no consideration. These imputed shares total 1 672 153 (2006: 1 352 255) and have been added to the weighted number of shares to determine the dilutive effect.

Some subsidiary and associated companies have similar management incentive schemes as well as other instruments that can dilute these companies' earnings in the future. To calculate Remgro's diluted earnings per share, R186 million (2006: R105 million) and R193 million (2006: R105 million) were offset against headline earnings and earnings respectively to account for the potential diluted effect.

## 2. PROPERTY, PLANT AND EQUIPMENT

| | Land and buildings R million | Machinery and equipment R million | Vehicles R million | Office equipment R million | Total R million |
|---|---|---|---|---|---|
| **Carrying value at 1 April 2005** | 2 289 | 1 521 | 104 | 81 | 3 995 |
| Cost | 2 673 | 3 123 | 244 | 225 | 6 265 |
| Accumulated depreciation | (384) | (1 602) | (140) | (144) | (2 270) |
| Additions | 245 | 361 | 43 | 40 | 689 |
| Disposals | (17) | (5) | (7) | – | (29) |
| Depreciation | (31) | (214) | (23) | (25) | (293) |
| Businesses acquired | 126 | 29 | 102 | 18 | 275 |
| Businesses disposed | – | (1) | – | (1) | (2) |
| Medi-Clinic* | (1 730) | (481) | – | (100) | (2 311) |
| Other | (8) | 2 | – | – | (6) |
| **Carrying value at 31 March 2006** | 874 | 1 212 | 219 | 13 | 2 318 |
| Cost | 1 267 | 2 312 | 376 | 39 | 3 994 |
| Accumulated depreciation | (393) | (1 100) | (157) | (26) | (1 676) |
| Additions | **102** | **300** | **78** | **22** | **502** |
| Disposals | **(5)** | **(4)** | **(6)** | **–** | **(15)** |
| Depreciation | **(27)** | **(167)** | **(26)** | **(3)** | **(223)** |
| Other | **(153)** | **13** | **–** | **–** | **(140)** |
| **Carrying value at 31 March 2007** | **791** | **1 354** | **265** | **32** | **2 442** |
| Cost | **1 199** | **2 582** | **429** | **47** | **4 257** |
| Accumulated depreciation | **(408)** | **(1 228)** | **(164)** | **(15)** | **(1 815)** |

*\* Since 1 January 2006, Medi-Clinic has been accounted for as an associated company, while it was consolidated previously.*

| | 2007 % | 2006 % |
|---|---|---|
| **Depreciation rates are as follows:** | | |
| Buildings | **0 – 50** | 0 – 50 |
| Machinery and equipment | **3⅓ – 100** | 2 – 100 |
| Vehicles | **4 – 33⅓** | 5 – 33⅓ |
| Office equipment | **5 – 33⅓** | 5 – 33⅓ |

Liabilities resulting from mortgage loans, finance leases and instalment sale agreements are secured by vehicles with a book value of R1 million (2006: R2 million).

The registers containing details of land and buildings are available for inspection by members or their proxies at the registered offices of the companies to which the relevant properties belong.

3.  BIOLOGICAL AGRICULTURAL ASSETS

Included in non-current assets:

| Reconciliation of carrying value at the beginning and end of the year | Sugarcane roots R million | Sugarcane plants R million | Citrus R million | 2007 R million | Sugarcane roots R million | Sugarcane plants R million | Citrus R million | 2006 R million |
|---|---|---|---|---|---|---|---|---|
| Balances at 1 April | 47 | 34 | 14 | 95 | 45 | 35 | 14 | 94 |
| Fair value adjustment | 22 | (4) | – | 18 | 2 | (1) | – | 1 |
| Other | (14) | (8) | – | (22) | – | – | – | – |
| Balances at 31 March | 55 | 22 | 14 | 91 | 47 | 34 | 14 | 95 |

**The quantity at 31 March is as follows:**

| | 2007 | 2006 |
|---|---|---|
| Sugarcane roots (ha) | 5 024 | 8 343 |
| Sugarcane plants (ha) | 5 024 | 8 343 |
| Citrus (ha) | 1 393 | 1 482 |

Included in current assets:

| Reconciliation of carrying value at the beginning and end of the year | Breeding stock R million | Broiler stock R million | 2007 R million | Breeding stock R million | Broiler stock R million | 2006 R million |
|---|---|---|---|---|---|---|
| Balances at 1 April | 143 | 99 | 242 | 148 | 91 | 239 |
| Additions | 418 | 2 115 | 2 533 | 376 | 1 901 | 2 277 |
| Decrease due to harvest | (403) | (2 114) | (2 517) | (382) | (1 901) | (2 283) |
| Fair value adjustment | 2 | 9 | 11 | 1 | 8 | 9 |
| Balances at 31 March | 160 | 109 | 269 | 143 | 99 | 242 |

4.  INVESTMENT PROPERTIES

| | 2007 Cost R million | Accumulated depreciation R million | Net value R million | 2006 Cost R million | Accumulated depreciation R million | Net value R million |
|---|---|---|---|---|---|---|
| Land | 3 | – | 3 | 3 | – | 3 |
| Buildings | 29 | – | 29 | 28 | – | 28 |
| | 32 | – | 32 | 31 | – | 31 |

| Reconciliation of carrying value at the beginning and end of the year | Land R million | Buildings R million | 2007 R million | Land R million | Buildings R million | 2006 R million |
|---|---|---|---|---|---|---|
| Balances at 1 April | 3 | 28 | 31 | 3 | 28 | 31 |
| Other | – | 1 | 1 | – | – | – |
| Balances at 31 March | 3 | 29 | 32 | 3 | 28 | 31 |

The South African investment properties were valued during the 2005 financial year by an independent, qualified valuer using market information. The fair value of these investment properties was determined by increasing the 2006 valuation by 10% (2006: 6%). Foreign investment properties were valued by an independent, qualified valuer during the 2006 year. The fair value of the investment properties, VAT exclusive, is R318 million (2006 valuation: R292 million).

No depreciation was provided for on investment properties, as all the assets have significant residual values. The remaining useful life of the assets is estimated as 50 years.

The registers containing details of investment properties are available for inspection by members or their proxies at the registered offices of the companies to which the relevant properties belong.

5.   GOODWILL AND TRADE MARKS

| | 2007 Cost or valuation R million | 2007 Accumulated impairment/ amortisation R million | 2007 Net value R million | 2006 Cost or valuation R million | 2006 Accumulated impairment/ amortisation R million | 2006 Net value R million |
|---|---|---|---|---|---|---|
| Goodwill | 342 | – | 342 | 316 | – | 316 |
| Trade marks | 146 | 75 | 71 | 99 | 63 | 36 |
| | 488 | 75 | 413 | 415 | 63 | 352 |

| | | | | 2007 % | 2006 % |
|---|---|---|---|---|---|
| Amortisation rates are as follows: | | | | | |
| Trade marks | | | | 5 – 100 | 5 – 6⅔ |

| Reconciliation of carrying value at the beginning and end of the year | Goodwill R million | Trade marks R million | 2007 R million | Goodwill R million | Trade marks R million | 2006 R million |
|---|---|---|---|---|---|---|
| Balances at the beginning of the year | 316 | 36 | 352 | 379 | 7 | 386 |
| Additions | 19 | 37 | 56 | – | 41 | 41 |
| Amortisation | – | (14) | (14) | – | (8) | (8) |
| Businesses acquired | 7 | 2 | 9 | 9 | – | 9 |
| Medi-Clinic* | – | – | – | (44) | (4) | (48) |
| Other | – | 10 | 10 | (28) | – | (28) |
| Balances at the end of the year | 342 | 71 | 413 | 316 | 36 | 352 |

*Since 1 January 2006, Medi-Clinic has been accounted for as an associated company, while it was consolidated previously.*

Goodwill is tested annually for any possible impairment and for this reason allocated to the respective cash-generating units as indicated below.

| | Rainbow Chicken Limited and its subsidiaries | Tsb Sugar Holdings (Pty) Limited and its subsidiaries | Wispeco Holdings Limited and its subsidiaries | 2007 Total |
|---|---|---|---|---|
| Goodwill allocated (R million) | 291 | 35 | 16 | 342 |
| Basis of valuation of cash-generating units | Fair value/ value in use | Directors' valuation | Directors' valuation | |

R287 million of the goodwill relating to Rainbow Chicken and its subsidiaries relates to the acquisition of Vector Logistics (Pty) Limited in 2005. In determining the value in use of the cash-generating unit to which this goodwill was allocated, the following assumptions were used:

| | |
|---|---|
| Discount rate | 12.81% |
| Growth rate | 5.0% |
| Period | 5 years |

Sensitivity analysis of assumptions used in the goodwill impairment test:

| Assumption | Movement | Impairment |
|---|---|---|
| Discount rate | +5% | Nil |
| Growth rate | –5% | Nil |

During the year under review no impairment of goodwill occurred.

## 6. INVESTMENTS – ASSOCIATED COMPANIES

(Annexures B & C)

| | 2007 Listed R million | 2007 Unlisted R million | 2007 Total R million | 2006 Listed R million | 2006 Unlisted R million | 2006 Total R million |
|---|---|---|---|---|---|---|
| Shares – at cost | 6 720 | 4 289 | 11 009 | 6 594 | 3 444 | 10 038 |
| Equity adjustment | 4 758 | 17 077 | 21 835 | 3 395 | 12 311 | 15 706 |
| Carrying value | 11 478 | 21 366 | 32 844 | 9 989 | 15 755 | 25 744 |
| Long-term loans | – | 189 | 189 | – | 354 | 354 |
| | 11 478 | 21 555 | 33 033 | 9 989 | 16 109 | 26 098 |
| Market values of listed investments | 28 871 | | 28 871 | 23 248 | | 23 248 |
| Directors' valuation of unlisted investments | | 62 969 | 62 969 | | 41 564 | 41 564 |
| Market values and directors' valuation | 28 871 | 62 969 | 91 840 | 23 248 | 41 564 | 64 812 |
| Excess of market values and directors' valuation over the carrying value of investments: | | | | | | |
| – attributable to equity holders | | | 58 807 | | | 38 714 |
| – attributable to minority | | | – | | | – |
| | | | 58 807 | | | 38 714 |

Of the directors' valuations of unlisted investments stated above, a substantial proportion amounting to R55 283 million (2006: R36 177 million) was based on the stock exchange prices of underlying listed shares held by the unlisted investments concerned.

| **Reconciliation of carrying value at the beginning and end of the year** | 2007 R million | 2006 R million |
|---|---|---|
| Carrying value at the beginning of the year | 26 098 | 27 860 |
| Exchange rate differences on translation of carrying value at the beginning of the year to year-end rate | 4 292 | (1 244) |
| *Income of associated companies retained* | 3 366 | 910 |
| Share of net attributable profit of associated companies | 6 003 | 4 354 |
| Dividends received from associated companies | (2 748) | (3 349) |
| Exchange rate differences on translation between average rate to year-end rates | 111 | (95) |
| Equity-accounted movements on reserves | (824) | (240) |
| Loans repaid | (165) | (196) |
| Disposals/capital reductions | (85) | (3 050) |
| Investments | 201 | 617 |
| Associated investments reclassified as subsidiary companies | – | (19) |
| Investments reclassified as associated companies | 106 | – |
| Medi-Clinic* | – | 1 460 |
| Other | 44 | – |
| Carrying value at the end of the year | 33 033 | 26 098 |

** Since 1 January 2006, Medi-Clinic has been accounted for as an associated company, while it was consolidated previously.*

## 7. INVESTMENTS – OTHER
(Annexure B)

| | Listed R million | 2007 Unlisted R million | Total R million | Listed R million | 2006 Unlisted R million | Total R million |
|---|---|---|---|---|---|---|
| **Consolidated** | | | | | | |
| Investments – other | | | | | | |
|   Shares – available-for-sale | 6 229 | 16 | 6 245 | 4 013 | 123 | 4 136 |
| Market values of listed | | | | | | |
|   investments | 6 229 | | 6 229 | 4 013 | | 4 013 |
| Directors' valuation of | | | | | | |
|   unlisted investments | | 16 | 16 | | 123 | 123 |
| Market values and | | | | | | |
|   directors' valuation | 6 229 | 16 | 6 245 | 4 013 | 123 | 4 136 |

| | 2007 R million | 2006 R million |
|---|---|---|
| **Reconciliation of carrying value of investments available-for-sale at the beginning and end of the year** | | |
| Balances at the beginning of the year | 4 136 | 1 948 |
| Fair value adjustments for the year | 2 169 | 2 216 |
| Additions | 48 | 2 |
| Medi-Clinic* | – | (13) |
| Sales | (2) | (7) |
| Investment reclassified as associated company | (106) | (10) |
| **Balances at the end of the year** | 6 245 | 4 136 |

\* Since 1 January 2006, Medi-Clinic has been accounted for as an associated company, while it was consolidated previously.

## 8. INVENTORIES

| | 2007 R million | 2006 R million |
|---|---|---|
| Raw materials | 272 | 249 |
| Finished products | 430 | 319 |
| Work in progress | 6 | 6 |
| Consumable stores | 46 | 46 |
| | 754 | 620 |

| | THE COMPANY 2007 R million | 2006 R million | CONSOLIDATED 2007 R million | 2006 R million |
|---|---|---|---|---|
| **9. DEBTORS AND SHORT-TERM LOANS** | | | | |
| Trading debtors | 6 | 5 | 916 | 822 |
| Provision for impairments | – | – | (42) | (29) |
| Loans – Subsidiary companies | 2 366 | 2 790 | – | – |
| Dividends receivable | – | – | 168 | – |
| Advance payments and other | – | – | 178 | 85 |
| | 2 372 | 2 795 | 1 220 | 878 |

|  |  | 2007<br>R million | 2006<br>R million |
|---|---|---|---|

**10.  ASSETS CLASSIFIED AS HELD FOR SALE**

On 31 January 2007 Tsb Sugar entered into an agreement to sell certain assets in terms of
a land reform transaction. The effective date of the transaction is 1 April 2007.
The assets that will be sold in terms of the agreement are therefore classified as
held for sale and valued in terms of the requirements of IFRS 5.

Details of the assets classified as held for sale are as follows:

| | 2007 R million | 2006 R million |
|---|---|---|
| **Assets** | | |
| Property, plant and equipment | 140 | – |
| Biological agricultural assets | 22 | – |
| Inventories | 1 | – |
| Debtors | 24 | – |
| Various other net assets | 2 | – |
| | 189 | – |

**11.  CASH AND CASH EQUIVALENTS**

| | 2007 R million | 2006 R million |
|---|---|---|
| Cash at the centre | 4 357 | 5 795 |
| Other operating subsidiaries | 647 | 562 |
| | 5 004 | 6 357 |

At year-end cash and cash equivalents earned interest at effective interest rates that vary
between 8.50% and 9.06% (2006: 6.75% and 7.10%) per annum at local financial institutions
and between 5.33% and 5.35% (2006: 4.42% and 4.43%) per annum in foreign countries.

**12.  SHARE CAPITAL**

| | 2007 R million | 2006 R million |
|---|---|---|
| **Authorised** | | |
| 512 493 650 ordinary shares of 1 cent each | 5.1 | 5.1 |
| 40 506 352 B ordinary shares of 10 cents each | 4.1 | 4.1 |
| | 9.2 | 9.2 |
| **Issued** | | |
| 448 802 207 (2006: 448 802 207) ordinary shares of 1 cent each | 4.5 | 4.5 |
| 35 506 352  (2006:  35 506 352) B ordinary shares of 10 cents each | 3.5 | 3.5 |
| | 8.0 | 8.0 |

| | Number of<br>shares | Number of<br>shares |
|---|---|---|
| **Movement of the ordinary shares of 1 cent each for the year:** | | |
| Total number of shares issued at 1 April | 448 802 207 | 486 493 650 |
| Shares cancelled | – | (37 691 443) |
| Total number of shares issued at 31 March* | 448 802 207 | 448 802 207 |

*\* Treasury shares held by wholly owned subsidiary companies included.*

Each ordinary share has one vote.

Each B ordinary share has ten votes.

Number of shares held in treasury by a wholly owned subsidiary and shares held by The Remgro Share Trust (ordinary shares
of 1 cent each): 11 948 372 (2006: 4 473 004 ).

At a general meeting held on 23 August 2006, the unissued shares comprising 63 691 443 ordinary shares of 1 cent each and
5 000 000 B ordinary shares of 10 cents each were placed under the control of the Board of Directors as a general authority in
terms of section 221(2) of the Companies Act, 1973 (Act 61 of 1973), as amended (the Act), subject to the provisions of the Act
and the Rules and Requirements of the JSE until the next annual general meeting of the Company, for allotment and issue to such
persons as they deemed fit, provided that 26 000 000 ordinary shares and 5 000 000 B ordinary shares in the authorised share

**12.   SHARE CAPITAL** (*continued*)

capital of the Company are reserved for the purposes of the Remgro Share Scheme in terms of an ordinary resolution passed by the shareholders on 21 September 2000.

Details in respect of the share scheme and the current year's offers are disclosed in note 26 and the Report of the Board of Directors.

| | 2007<br>R million | 2006<br>R million |
|---|---:|---:|
| **13.   RESERVES** | | |
| **13.1 Composition of reserves** | | |
| The Company: | | |
| Retained earnings | 2 353 | 2 779 |
| | | |
| Subsidiary companies and joint ventures | 24 653 | 21 093 |
| Non-distributable reserves | | |
| Fair value reserve | 5 003 | 3 160 |
| Other non-distributable reserves | 1 931 | 997 |
| Retained earnings | 17 719 | 16 936 |
| | | |
| Associated companies: | | |
| Equity reserves | 20 155 | 14 026 |
| | 47 161 | 37 898 |
| | | |
| Statutory non-distributable reserves included in | 464 | 345 |
| | | |
| Other non-distributable reserves | 11 | 9 |
| Equity reserves | 453 | 336 |

**13.2 Included in the respective reserves above are reserves arising on exchange rate translation**

| | Non-<br>distributable<br>reserves<br>R million | Equity<br>reserves<br>R million | Retained<br>earnings<br>R million | 2007<br>Total<br>R million | 2006<br>Total<br>R million |
|---|---:|---:|---:|---:|---:|
| Balances at 1 April | (105) | (992) | (57) | (1 154) | 245 |
| Exchange rate adjustments during the year | 907 | 3 594 | 534 | 5 035 | (1 399) |
| Transfer of equity adjustment | | 111 | (111) | – | – |
| **Balances at 31 March** | **802** | **2 713** | **366** | **3 881** | **(1 154)** |

| | 2007<br>R million | 2006<br>R million |
|---|---:|---:|
| **14.   RETIREMENT BENEFITS** | | |
| **Balance sheet assets** | | |
| Retirement benefits | 10 | – |
| | | |
| **Balance sheet obligations** | | |
| Retirement benefits | (85) | (69) |
| Post-retirement medical benefits | (129) | (116) |
| | (214) | (185) |
| | | |
| **Income statement** | | |
| Retirement benefits* | (95) | 4 |
| Post-retirement medical benefits | 11 | 38 |
| | (84) | 42 |

*\* Refer note 24 on page 87.*

14. **RETIREMENT BENEFITS** (*continued*)

14.1 **Retirement benefits**

Some of the Company's subsidiaries have various defined benefit pension funds, defined contribution pension funds and defined contribution provident funds which are privately administered independent of the finances of the Group. All the funds are governed by the Pension Funds Act, 1956 (as amended). All salaried employees are obliged to accept membership of one of these funds.

For statutory purposes the defined benefit pension funds are actuarially valued every three years by independent actuaries using the projected unit credit method. The latest actuarial valuations of these funds were conducted between 31 March 2002 and 31 December 2004.

| | Balance sheet | | | | | Income statement |
|---|---|---|---|---|---|---|
| | *Fair value of plan assets* R million | *Present value of funded obligations* R million | *Unrecognised actuarial (gains)/ losses* R million | *Pension fund surplus limitation* R million | *Amount recognised in balance sheet* R million | *Included in staff costs* R million |
| **Balances at 1 April 2005** | 629 | (527) | (55) | (124) | (77) | |
| Current service cost | – | (4) | – | – | (4) | 4 |
| Interest cost | – | (30) | – | – | (30) | 30 |
| Expected return on assets | 46 | – | – | – | 46 | (46) |
| Amortisation of actuarial gains/losses | – | – | 2 | – | 2 | (2) |
| Contributions | 7 | – | – | – | 7 | – |
| Exchange rate differences | (24) | 29 | – | – | 5 | – |
| Benefit payments | (28) | 28 | – | – | – | – |
| Actuarial movements: fund obligation | – | (129) | 129 | (18) | (18) | 18 |
| Actuarial movements: plan assets | 92 | – | (92) | – | – | – |
| **Balances at 31 March 2006** | 722 | (633) | (16) | (142) | (69) | 4 |
| Current service cost | – | (4) | – | – | (4) | 4 |
| Interest cost | – | (40) | – | – | (40) | 40 |
| Expected return on assets | 53 | – | – | – | 53 | (53) |
| Surplus limitation utilisation | – | – | – | 108 | 108 | (108) |
| Amortisation of actuarial gains/losses | – | – | (22) | – | (22) | 22 |
| Contributions | 7 | – | – | – | 7 | – |
| Transfer of assets | (88) | – | – | – | (88) | – |
| Exchange rate differences | 114 | (132) | (2) | – | (20) | – |
| Benefit payments | (31) | 31 | – | – | – | – |
| Actuarial movements: fund obligation | – | 11 | (11) | – | – | – |
| Actuarial movements: plan assets | (6) | – | 6 | – | – | – |
| **Balances at 31 March 2007** | 771 | (767) | (45) | (34) | (75) | (95) |

|  | 2007<br>R million | 2006<br>R million |
|---|---|---|
| **14. RETIREMENT BENEFITS** *(continued)* | | |
| **14.1 Retirement benefits** *(continued)* | | |
| Amount of plan assets represented by investment in the entity's own financial instruments | 14 | 17 |
| Actual return on plan assets | 47 | 138 |
| Adjustment for experience on plan assets | 5 | 90 |
| Adjustment for experience on funded obligations | 17 | 74 |
| Expected contributions to retirement funds for the year ended 31 March 2008: R8 million | | |

|  | Number | Number |
|---|---|---|
| Number of members | 7 670 | 7 115 |

|  | % | % |
|---|---|---|
| **Composition of plan assets** | | |
| Cash | 6.69 | 9.16 |
| Equity | 20.62 | 27.59 |
| Bonds | 2.73 | 3.25 |
| Property | 0.70 | 0.96 |
| International | 69.26 | 59.04 |
|  | 100.00 | 100.00 |

|  | | |
|---|---|---|
| **Principal actuarial assumptions on balance sheet date** | | |
| Discount rate | 5.40 – 9.95 | 5.50 – 8.50 |
| Expected rates of return on plan assets* | 6.48 – 9.95 | 7.50 – 8.50 |
| Future salary increases | 5.75 – 7.04 | 2.75 – 5.50 |
| Future pension increases | 2.90 – 4.75 | 4.50 – 6.50 |
| Inflation rate | 4.75 | 2.75 – 4.50 |

*\* The expected return on plan assets is determined with reference to the expected long-term
   returns on equity, cash and bonds.*

| Fund history for the current and prior years | R million | R million |
|---|---|---|
| Balances at 31 March | | |
| Fair value of plan assets | 771 | 722 |
| Present value of funded obligation | (767) | (633) |
| Surplus/(deficit) | 4 | 89 |

**14.    RETIREMENT BENEFITS** *(continued)*
**14.2  Post-retirement medical benefits**

| | Balance sheet | | | | Income statement |
| --- | --- | --- | --- | --- | --- |
| | *Fair value of plan assets* R million | *Present value of funded obligations* R million | *Unrecog- nised actuarial (gains)/ losses* R million | *Amount recognised in balance sheet* R million | *Included in staff cost* R million |
| **Balances at 1 April 2005** | – | (163) | 1 | (162) | |
| Current service cost | – | (22) | – | (22) | 22 |
| Interest cost | – | (18) | – | (18) | 18 |
| Expected return on assets | 2 | – | – | 2 | (2) |
| Contributions | – | 5 | – | 5 | – |
| Actuarial movements | – | 5 | (5) | – | – |
| Acquired in business combination | 14 | (23) | (7) | (16) | – |
| Medi-Clinic* | – | 95 | – | 95 | – |
| **Balances at 31 March 2006** | 16 | (121) | (11) | (116) | 38 |
| Current service cost | – | (3) | – | (3) | 3 |
| Interest cost | – | (10) | – | (10) | 10 |
| Expected return on assets | 2 | – | – | 2 | (2) |
| Liability accepted | 5 | (6) | (2) | (3) | – |
| Amortisation of actuarial gains/losses | – | (1) | 1 | – | – |
| Benefit payments | – | 1 | – | 1 | – |
| Actuarial movements | 12 | (6) | (6) | – | – |
| **Balances at 31 March 2007** | 35 | (146) | (18) | (129) | 11 |

*\* Since 1 January 2006, Medi-Clinic has been accounted for as an associated company, while it was consolidated previously.*

| | 2007 R million | 2006 R million |
| --- | --- | --- |
| Amount of plan assets represented by investment in the entity's own financial instruments | 2 | 1 |
| Actual return on plan assets | 14 | 2 |
| Adjustment for experience on plan assets | 14 | – |
| Adjustment for experience on funded obligations | 4 | – |
| Expected contributions to retirement funds for the year ended 31 March 2008: R8 million | | |

| | Number | Number |
| --- | --- | --- |
| Number of members | 1 050 | 1 046 |

| **Fund history for the current and prior years** | R million | R million |
| --- | --- | --- |
| Balances at 31 March | | |
| Fair value of plan assets | 35 | 16 |
| Present value of funded obligation | (146) | (121) |
| Surplus/(deficit) | (111) | (105) |
| **Composition of plan assets** | % | % |
| Cash | 3.00 | 3.00 |
| Equity | 92.00 | 92.00 |
| Bonds | 5.00 | 5.00 |
| | 100.00 | 100.00 |

| | 2007 % | 2006 % |
|---|---|---|
| **14. RETIREMENT BENEFITS** *(continued)* | | |
| **14.2 Post-retirement medical benefits *(continued)*** | | |
| **Principal actuarial assumptions on balance sheet date** | | |
| Discount rate | 7.50 – 7.75 | 7.50 |
| Expected rates of return on plan assets * | 8.75 | 8.50 |
| Annual increase in healthcare costs | 4.75 – 6.75 | 5.50 – 6.50 |

* *The expected return on plan assets is determined with reference to the expected long-term returns on equity, cash and bonds.*

| | 2007 Increase R million | 2007 Decrease R million |
|---|---|---|
| The effect of a 1% movement in the above-mentioned expected yearly increase in healthcare costs is as follows: | | |
| Post-retirement medical liability | 24 | 21 |
| Current service costs and interest on obligation | 2 | 1 |

| | 2007 R million | 2006 R million |
|---|---|---|
| **15. LONG-TERM LOANS** | | |
| Interest-bearing loans | | |
| Secured long-term loans with effective interest rates of between 9.5% and 11% (2006: 6.0% and 10.0%) per annum repayable over a period of between five to ten years | 197 | 195 |
| These liabilities are secured by assets with a book value of R68 million (2006: R46 million). | | |
| Net liabilities resulting from various capitalised finance leases and instalment sale agreements payable in monthly, quarterly and annual instalments at varying interest rates per annum amount to | 1 | 2 |
| These liabilities are secured by vehicles and equipment with a book value of R1 million (2006: R2 million). | | |
| Various unsecured loans with varying terms and interest rates | – | 1 |
| | 198 | 198 |
| Instalments payable within one year transferred to short-term interest-bearing loans | (37) | (29) |
| | 161 | 169 |
| Payable – two to five years | 161 | 169 |
| Payable thereafter | – | – |
| | 161 | 169 |
| **16. SHORT-TERM LOANS** | | |
| Interest-bearing loans | | |
| Portion of long-term interest-bearing loans payable within one year | 37 | 29 |
| Bank overdrafts | 103 | 18 |
| | 140 | 47 |
| Interest-free loans with no fixed repayment conditions | 94 | 54 |
| | 234 | 101 |

| | *Legal disputes** R million | *Other*** R million | 2007 R million | *Legal disputes** R million | *Other*** R million | 2006 R million |
|---|---|---|---|---|---|---|
| **17. PROVISIONS** | | | | | | |
| Balances at 1 April | 30 | 11 | 41 | 15 | 6 | 21 |
| Businesses acquired | – | – | – | – | 4 | 4 |
| Additional provisions | 13 | 1 | 14 | 21 | 1 | 22 |
| Unused amounts | – | (4) | (4) | – | – | – |
| | 43 | 8 | 51 | 36 | 11 | 47 |
| Provisions utilised during the year | (3) | – | (3) | (6) | – | (6) |
| **Balances at 31 March** | 40 | 8 | 48 | 30 | 11 | 41 |

* *Litigation, of which the timing and outcome is uncertain, is in progress against certain subsidiary companies.*
** *Various smaller provisions.*

|  |  | 2007<br>R million | 2006<br>R million |
|---|---|---:|---:|
| 18. | **PROFIT** | | |
|  | Profit is stated after taking the following into account: | | |
|  | **Income** | | |
|  | Fair value adjustment – biological assets | 21 | 5 |
|  | Fair value adjustment – investments | 113 | 59 |
|  | Rental income – investment properties | 8 | 10 |
|  | Interest received | 334 | 341 |
|  | Shareholder's loan to associated company | 20 | 29 |
|  | Financial institutions and other | 314 | 312 |
|  | Profit on redemption and sale of investments* | 7 | 3 162 |
|  | Exchange rate gains | 67 | – |
|  | *\* Refer to the Report of the Board of Directors for further information.* | | |
|  | **Expenses** | | |
|  | Amortisation of trade marks | 14 | 8 |
|  | Fair value adjustment – investments | 6 | – |
|  | Expenses – investment properties | 2 | 2 |
|  | Rental | 37 | 70 |
|  | Land and buildings | 20 | 45 |
|  | Machinery and equipment | 10 | 16 |
|  | Vehicles | 1 | 3 |
|  | Office equipment | 6 | 6 |
|  | Research and development costs written off | – | 1 |
|  | Auditors' remuneration  – audit fees | 10 | 10 |
|  |                                     – other services | 3 | 3 |
|  | Professional fees | 28 | 22 |
|  | Depreciation | 223 | 293 |
|  | Buildings | 27 | 31 |
|  | Machinery and equipment | 167 | 214 |
|  | Vehicles | 26 | 23 |
|  | Office equipment | 3 | 25 |
|  | Loss on sale of property, plant and equipment | 1 | 2 |
|  | Exchange rate losses | – | 23 |
| 19. | **ADMINISTRATION AND MANAGEMENT FEES** | | |
|  | Total administration and management fees of Remgro Limited* | 75 | 81 |
|  | Less: Fees received | (16) | (15) |
|  | Intergroup – excluding wholly owned subsidiaries | (4) | (6) |
|  | Other | (12) | (9) |
|  | Net | 59 | 66 |

*\* After recovery of appropriate portion from VenFin Limited.*

| | THE COMPANY | | CONSOLIDATED | |
| --- | --- | --- | --- | --- |
| | **2007**<br>**R million** | 2006<br>R million | **2007**<br>**R million** | 2006<br>R million |
| **20.** **DIVIDEND INCOME** | | | | |
| Included in profit: | | | | |
| Listed | – | – | 151 | 404 |
| Unlisted – Subsidiary companies | 3 358 | 4 191 | | |
| – Other | – | – | 5 | 6 |
| | 3 358 | 4 191 | 156 | 410 |
| Dividends from associated companies set off against investments | | | 2 748 | 3 349 |

| | **2007**<br>**R million** | 2006<br>R million |
| --- | --- | --- |
| **21.** **TAXATION** | | |
| **21.1 Taxation in income statement** | | |
| Current | 339 | 841 |
| – current year – South African normal taxation | 332 | 488 |
| – Taxation on capital gain | – | 350 |
| – Foreign taxation | 8 | 5 |
| | 340 | 843 |
| – previous year – South African normal taxation | (1) | (2) |
| Secondary taxation on companies | 21 | 27 |
| – current | 21 | 13 |
| – deferred | – | 14 |
| Deferred – current year | 60 | (8) |
| – previous year | (17) | 6 |
| – rate change | – | (9) |
| | 403 | 857 |
| **21.2 Reconciliation of effective tax rate of the Company and its** | | |
| **subsidiaries with standard rate** | % | % |
| Effective tax rate | 26.4 | 16.8 |
| Reduction/(increase) in standard rate as a result of: | | |
| Exempt dividend income | 3.0 | 2.3 |
| Non-taxable capital profit | – | 10.6 |
| Other non-taxable income/(expenses) | 0.4 | 0.1 |
| Foreign taxation | (0.5) | (0.3) |
| Taxation in respect of previous years | 1.1 | (0.2) |
| Rate change | – | 0.2 |
| Secondary tax on companies | (1.4) | (0.5) |
| Standard rate | 29.0 | 29.0 |

| | 2007<br>R million | 2006<br>R million |
|---|---|---|
| **21. TAXATION** (*continued*) | | |
| **21.3 Deferred taxation** | | |
| **Deferred taxation liability** | **1 205** | 790 |
| Property, plant and equipment | **378** | 322 |
| Intangibles | **16** | 14 |
| Inventories | **84** | 75 |
| Provisions | **(44)** | (67) |
| Biological agricultural assets | **34** | 24 |
| Other | **(1)** | 5 |
| Investments (accounted for directly in equity) | **738** | 417 |
| **Deferred tax asset** | **(124)** | (90) |
| Property, plant and equipment | **(44)** | (12) |
| Intangibles | **–** | (3) |
| Inventories | **–** | (24) |
| Provisions | **(20)** | (24) |
| Other | **(11)** | (10) |
| Tax losses | **(49)** | (17) |
| Net deferred taxation | **1 081** | 700 |
| The movement between balances of deferred taxation at the beginning and end of the year can be analysed as follows: | | |
| Beginning of the year | **700** | 319 |
| As per income statement | **43** | 3 |
| Direct in equity | **338** | 310 |
| Businesses acquired | **–** | (3) |
| Medi-Clinic* | **–** | 71 |
| | **1 081** | 700 |

* *Since 1 January 2006, Medi-Clinic has been accounted for as an associated company, while it was consolidated previously.*

No deferred tax is provided on temporary differences relating to investments in subsidiary companies and joint ventures as Remgro controls the dividend policy of these companies and consequently also controls the reversal of the temporary differences.

The carrying values of investments in associated companies are mainly recovered through dividends. As no taxable temporary differences exist, no deferred tax is provided.

Deferred taxation on the fair value adjustments of investments available-for-sale is provided at 14.5%, as there is a possibility that these investments will be realised in the medium term.

| | 2007 R million | 2006 R million |
|---|---|---|
| **21. TAXATION** (*continued*) | | |
| **21.4 Tax losses** | | |
| Estimated tax losses available for set-off against future taxable income | 245 | 60 |
| Utilised to create deferred tax asset | (168) | (60) |
| | 77 | – |
| **21.5 Secondary taxation on companies (STC)** | | |
| The STC credits on 31 March, which could be set off against future dividend payments, amount to | | |
| – The Company | 172 | 596 |
| – Subsidiary companies | 1 356 | 1 223 |
| Unutilised STC credits | 1 528 | 1 819 |

A foreign wholly owned subsidiary company of Remgro has reserves available that will give rise to additional STC credits of R1 538 million (2006: R1 471 million) when declared as dividends to its South African holding company.

Remgro's history of dividends received compared to ordinary dividends paid suggests increasing STC credits over time. It is therefore unlikely that Remgro's STC credits will be utilised against ordinary dividends paid in the foreseeable future, and consequently no deferred tax asset has been created for the Company's unutilised STC credits.

| | 2007 R million | 2006 R million |
|---|---|---|
| **22. EQUITY ADJUSTMENT** | | |
| **Share of net attributable profit of associated companies – per income statement** | 6 003 | 4 354 |
| Minority interest | – | (6) |
| Share of net profit retained in distributable reserves | – | (7) |
| Dividends received from associated companies | (2 748) | (3 349) |
| Share of net profit retained by associated companies | 3 255 | 992 |
| Exchange rate differences on translation between average rates and year-end rates | 111 | (95) |
| Equity adjustment transferred to non-distributable reserves (Refer to statements of changes in equity) | 3 366 | 897 |
| Portion of the share of net profit/(loss) retained by associated companies, that has been accounted for from unaudited interim reports and management accounts | 1 102 | 587 |
| **Contingent liabilities of associated companies** | | |
| Guarantees to third parties – Performance guarantees, suretyships and letters of credit of various associated companies | 393 | 371 |
| Contingent tax liabilities | 103 | 108 |

Product liabilities – British American Tobacco Plc (BAT) has contingent liabilities in respect of litigation regarding product liability, overseas taxation and guarantees in various countries. Despite the quality of defences judged by BAT to be available, BAT is of the opinion that there is a possibility that its results of operations or cash flows could be materially affected by the outcomes of such matters, which could give rise to a consequent effect on Remgro's share of BAT's results and attributable net assets.

Claims – There are a number of legal or potential claims against various associated companies, the outcome of which cannot be foreseen, but are not regarded as material individually or on a group basis.

| | CONSOLIDATED | | THE COMPANY | |
| --- | --- | --- | --- | --- |
| | **2007**<br>**R million** | 2006<br>R million | **2007**<br>**R million** | 2006<br>R million |
| **23. CASH FLOW INFORMATION** | | | | |
| **23.1 Adjustments** | | | | |
| Depreciation, amortisation of goodwill and trade marks | 237 | 302 | – | – |
| Movement in provisions | (58) | 65 | – | – |
| Interest received | (334) | (341) | – | – |
| Finance cost | 30 | 29 | – | – |
| Dividends received | (156) | (410) | (3 358) | (4 191) |
| Capital surplus on the sale of investments | (7) | (3 161) | – | – |
| Net impairment of assets | – | (3) | – | – |
| Share scheme cost | 18 | 18 | – | – |
| Negative goodwill | (44) | – | – | – |
| Exchange rate gain/(loss) on foreign cash | 622 | (85) | – | – |
| Other | 1 | (2) | – | – |
| | 309 | (3 588) | (3 358) | (4 191) |
| **23.2 Decrease/(increase) in working capital** | | | | |
| Decrease/(increase) in inventories and biological agricultural assets | (180) | (139) | – | – |
| Decrease/(increase) in trade and other receivables | (109) | (121) | (1) | (4) |
| Increase/(decrease) in trade and other payables | 86 | 252 | 3 | 2 |
| Net movement in derivative instruments | 33 | (33) | – | – |
| | (170) | (41) | 2 | (2) |
| **23.3 Reconciliation of dividends received** | | | | |
| Receivable at the beginning of the year | – | 129 | – | – |
| Per income statement | 156 | 410 | 3 358 | 4 191 |
| Dividends from associated companies set off against investments | 2 748 | 3 349 | | |
| Receivable at the end of the year | (168) | – | – | – |
| Cash received | 2 736 | 3 888 | 3 358 | 4 191 |
| **23.4 Reconciliation of taxation paid with the amount disclosed in the income statement** | | | | |
| Paid in advance at the beginning of the year | 67 | 60 | – | – |
| Unpaid at the beginning of the year | (473) | (69) | – | – |
| Per income statement | (360) | (854) | – | – |
| – normal income | (339) | (491) | – | – |
| – capital gain | – | (350) | – | – |
| – STC | (21) | (13) | – | – |
| Medi-Clinic | – | 91 | – | – |
| Business acquired | – | (3) | – | – |
| Unpaid at the end of the year | 104 | 473 | – | – |
| Paid in advance at the end of the year | (14) | (67) | – | – |
| Cash paid | (676) | (369) | – | – |
| **23.5 Reconciliation of dividends paid** | | | | |
| Per statements of changes in equity | (3 748) | (4 525) | (3 782) | (4 860) |
| Paid by subsidiary companies to minority | (65) | (151) | | |
| Cash paid | (3 813) | (4 676) | (3 782) | (4 860) |

|  |  | 2007
R million | 2006
R million |
|---|---|---|---|
| **24.** | **STAFF COSTS** | | |
|  | Salaries and wages | 1 254 | 2 399 |
|  | Share-based payments | 20 | 18 |
|  | Retirement benefits | 1 | 9 |
|  | Pension costs – defined contribution | 79 | 111 |
|  | Pension costs – defined benefit | (95) | 4 |
|  | Other post-retirement benefits | 11 | 38 |
|  | Other | 36 | 24 |
|  |  | 1 306 | 2 603 |

**25. DIRECTORS' EMOLUMENTS**

|  | 2007 | | | 2006 | | |
|---|---|---|---|---|---|---|
|  | Executive
R'000 | Non-executive
R'000 | Total
R'000 | Executive
R'000 | Non-executive
R'000 | Total
R'000 |
| **Executive directors** | | | | | | |
| Fees | 615 | | 615 | 560 | | 560 |
| Salaries | 11 472 | | 11 472 | 9 843 | | 9 843 |
| Retirement fund contributions | 2 411 | | 2 411 | 2 183 | | 2 183 |
| Other benefits | 1 238 | | 1 238 | 1 236 | | 1 236 |
| Subtotal | 15 736 | | 15 736 | 13 822 | | 13 822 |
| **Non-executive directors** | | | | | | |
| Independent | | 801 | 801 | | 862 | 862 |
| Non-independent | | 4 217 | 4 217 | | 3 390 | 3 390 |
| Total | 15 736 | 5 018 | 20 754 | 13 822 | 4 252 | 18 074 |
| Increase in value – Remgro
  Share Scheme* | 5 607 | – | 5 607 | 58 153 | 4 151 | 62 304 |

*Refer note 26.1 on page 89.*

|  | 2007 | | | 2006 | | |
|---|---|---|---|---|---|---|
|  | Fees
R'000 | Salaries
and other
R'000 | Total
R'000 | Fees
R'000 | Salaries
and other
R'000 | Total
R'000 |
| Paid by: | | | | | | |
| The Company | 801 | | 801 | 862 | | 862 |
| Management company | 492 | 8 735 | 9 227 | 1 008 | 16 204 | 17 212 |
| Subsidiary company | 553 | 10 173 | 10 726 | – | – | – |
|  | 1 846 | 18 908 | 20 754 | 1 870 | 16 204 | 18 074 |

## 25. DIRECTORS' EMOLUMENTS *(continued)*

| | 2007 | | | | | 2006 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | *Fees* R'000 | *Salaries* R'000 | *Retire-ment fund* R'000 | *Other benefits*[9] R'000 | Total R'000 | *Fees* R'000 | *Salaries* R'000 | *Retire-ment fund* R'000 | *Other benefits*[9] R'000 | Total R'000 |
| **Executive** | | | | | | | | | | |
| W E Bührmann | 123 | 1 272 | 276 | 219 | 1 890 | 112 | 1 183 | 256 | 218 | 1 769 |
| D M Falck | 123 | 1 884 | 403 | 316 | 2 726 | 112 | 1 657 | 361 | 316 | 2 446 |
| J A Preller | 123 | 864 | 196 | 219 | 1 402 | 112 | 803 | 181 | 218 | 1 314 |
| M H Visser[1] | 123 | 6 224 | 1 268 | 265 | 7 880 | 112 | 5 084 | 1 142 | 266 | 6 604 |
| T van Wyk | 123 | 1 228 | 268 | 219 | 1 838 | 112 | 1 116 | 243 | 218 | 1 689 |
| Subtotal | 615 | 11 472 | 2 411 | 1 238 | 15 736 | 560 | 9 843 | 2 183 | 1 236 | 13 822 |
| **Non-executive (independent)** | | | | | | | | | | |
| G D de Jager[2] | 160 | | | | 160 | 112 | | | | 112 |
| P K Harris | 147 | | | | 147 | 134 | | | | 134 |
| E Molobi[3] | – | | | | – | 112 | | | | 112 |
| J F Mouton[4] | 99 | | | | 99 | 168 | | | | 168 |
| D Prins | 198 | | | | 198 | 168 | | | | 168 |
| M Ramos (Miss)[5] | – | | | | – | – | | | | – |
| F Robertson | 197 | | | | 197 | 168 | | | | 168 |
| Subtotal | 801 | | | | 801 | 862 | | | | 862 |
| **Non-executive (non-independent)** | | | | | | | | | | |
| P E Beyers[6a] | 123 | 645 | 155 | 100 | 1 023 | 112 | 369 | 93 | 37 | 611 |
| J W Dreyer[6a] | 123 | 1 328 | 287 | 100 | 1 838 | 112 | 567 | 135 | 50 | 864 |
| E de la H Hertzog[6b] | 123 | 916 | 183 | 73 | 1 295 | 112 | 859 | 170 | 72 | 1 213 |
| J Malherbe[7] | 61 | – | – | – | 61 | – | – | – | – | – |
| J P Rupert[8] | – | – | – | – | – | 112 | 420 | 115 | 55 | 702 |
| Subtotal | 430 | 2 889 | 625 | 273 | 4 217 | 448 | 2 215 | 513 | 214 | 3 390 |
| Total | 1 846 | 14 361 | 3 036 | 1 511 | 20 754 | 1 870 | 12 058 | 2 696 | 1 450 | 18 074 |

1. *Mr M H Visser earns in addition to the above a director's fee of GBP75 000 (2006: GBP60 000) per annum from British American Tobacco Plc, an associated company.*
2. *Mr G D de Jager was a member of the Audit and Risk Committee as well as the Remuneration and Nomination Committee for six months.*
3. *Mr E Molobi passed away on 4 June 2006.*
4. *Mr J F Mouton retired as an independent non-executive director on 11 October 2006. He was a member of the Audit and Risk Committee as well as the Remuneration and Nomination Committee for six months.*
5. *Miss M Ramos was appointed as an independent non-executive director on 26 March 2007.*
6. *(a) For the 2006 financial year the amounts presented only amount to 50% of total remuneration as these personnel also served as directors of VenFin Limited.*
   *(b) These amounts represent 33.3% of the total emoluments paid. The other 66.7% is recovered from Medi-Clinic for services as director of Medi-Clinic.*
7. *Mr J Malherbe was appointed as a non-executive director on 11 October 2006.*
8. *Mr J P Rupert receives no emoluments since 30 September 2005.*
9. *Benefits include medical aid contributions and vehicle benefits.*

26.    **SHARE-BASED PAYMENTS**

**26.1 Remgro Share Scheme**

The share-based payments that are accounted for in the financial statements are in respect of the Remgro Share Scheme (the "Scheme") and consist of ordinary shares in Remgro Limited that were offered to participants in terms of the Scheme. The offers are valid for one year from the offer date. The Scheme is a deferred purchase scheme and payment takes place in three equal instalments, the first of which is payable three years after the offer date. Participants have no rights to delivery, voting or ordinary dividends on shares before payment has been made. Participants may choose to pay on a later date, with the resultant deferment of rights. Payment relating to offers before 26 November 2004 must be settled within ten years, while offers thereafter must be settled before seven years have passed.

The valuation of the Scheme was performed using an actuarial model. This model was developed by an independent third party from the standard binomial option pricing model in order to address the unique nature of the Scheme, especially with regard to early exercise of offers.

The expected contract lifetimes are estimated by considering separately each of the tranches within that grant. The risk-free rate was estimated by using the implied yield on a SA zero-coupon government bond and the yield curve over the expected contract lifetimes of five, six and seven years from the offer date.

Share price volatility of ordinary shares in Remgro Limited was determined with reference to movements in the share price since 1 October 2000, that being the date from which Remgro commenced trading on the JSE.

Dividend yield was calculated using the two-year moving average dividend yield at each offer date.

|  | 2007 R' 000 | 2006 R'000 |
|---|---|---|
| Fair value of offers made during the year | 53 353 | 2 681 |
| Share-based payment cost included in the income statement (in accordance with IFRS 2) | 10 275 | 8 067 |
| – Portion attributable to directors | 6 651 | 5 657 |

Although the Group elected, in accordance with the transitional provisions of IFRS, to only apply IFRS 2 on transactions entered into after 7 November 2002 that had not vested at 1 January 2005, the following information relates to all offers to the participants of the Scheme.

Number of weighted average exercise prices of all share offers to participants of the Scheme:

|  | 2007 | | 2006 | |
|---|---|---|---|---|
|  | Number of shares | Rand | Number of shares | Rand |
| Previous financial years | 3 093 691 | 59.24 | 4 375 782 | 54.26 |
| Offered and accepted in current financial year | 569 699 | 135.02 | 29 079 | 114.75 |
| Shares paid for and delivered | (262 016) | 49.52 | (1 308 790) | 43.80 |
| Resignations and other | (4 380) | 98.67 | (2 380) | 68.02 |
| Total at 31 March | 3 396 994 | 72.65 | 3 093 691 | 59.24 |
| Exercisable at the end of the period | 1 797 087 | 48.46 | 1 804 454 | 46.38 |

26.  **SHARE-BASED PAYMENTS** (*continued*)

**26.1 Remgro Share Scheme** (*continued*)

Exercise price range of all offers:

| | Number of shares outstanding at year-end | 2007 Weighted average remaining contract lifetime in years | Weighted average exercise price per share (Rand) | Number of shares outstanding at year-end | 2006 Weighted average remaining contract lifetime in years | Weighted average exercise price per share (Rand) |
|---|---|---|---|---|---|---|
| R40 – R60 | 1 464 972 | 3.57 | 44.98 | 1 677 301 | 4.58 | 45.07 |
| R60 – R80 | 678 927 | 6.16 | 64.67 | 729 469 | 7.16 | 64.75 |
| R80 – R100 | 656 615 | 5.13 | 86.82 | 658 205 | 6.14 | 86.81 |
| R100 – R120 | 28 430 | 5.67 | 114.93 | 28 716 | 6.67 | 115.02 |
| > R120 | 568 050 | 6.24 | 135.01 | – | – | – |

The following assumptions were used in the binomial model to value offers:

| | 2007 | 2006 |
|---|---|---|
| Weighted average Remgro share price for the year (R) | 150.20 | 116.98 |
| Exercise price (R) | 132.60 – 137.80 | 93.80 – 124.00 |
| Average expected exercise period (years) | 5 – 7 | 5 – 7 |
| Price volatility (%) | 20.05 – 20.18 | 19.9 – 21.3 |
| Risk-free rate (%) | 7.1 – 8.6 | 7.1 – 8.3 |
| Expected dividend yield (%) | 2.9 – 3.1 | 3.2 – 3.7 |

**Current status – offers to directors**

– ordinary shares

| Participant | Balance of shares accepted as at 31 March 2006 | Shares accepted during the year | Date of acceptance of shares | Offer price (Rand) | Number of shares paid and delivered | Date of payment and delivery of shares | Share price on date of payment and delivery (Rand) | Increase in value* (R'000) | Balance of shares accepted as at 31 March 2007 |
|---|---|---|---|---|---|---|---|---|---|
| **Executive** | | | | | | | | | |
| W E Bührmann | 97 872 | | | 87.86 | | | | | 97 872 |
| | | 7 303 | 26/06/06 | 135.00 | | | | | 7 303 |
| D M Falck | 458 716 | | | 43.60 | | | | | 458 716 |
| | 104 917 | | | 63.00 | | | | | 104 917 |
| | 30 050 | | | 87.86 | | | | | 30 050 |
| | | 92 988 | 26/06/06 | 135.00 | | | | | 92 988 |
| J A Preller | 24 466 | | | 43.60 | | | | | 24 466 |
| | 34 572 | | | 87.86 | | | | | 34 572 |
| | | 30 167 | 26/06/06 | 135.00 | | | | | 30 167 |
| M H Visser | 278 979 | | | 63.00 | | | | | 278 979 |
| | 342 488 | | | 87.86 | | | | | 342 488 |
| | | 172 681 | 26/06/06 | 135.00 | | | | | 172 681 |
| T van Wyk | 24 464 | | | 43.60 | 24 464 | 02/08/06 | 143.50 | 2 444.0 | |
| | 33 195 | | | 48.20 | 33 195 | 02/08/06 | 143.50 | 3 163.4 | |
| | 42 161 | | | 87.86 | | | | | 42 161 |
| | | 41 598 | 26/06/06 | 135.00 | | | | | 41 598 |
| Subtotal | 1 471 880 | 344 737 | | | 57 659 | | | 5 607.4 | 1 758 958 |
| **Non-executive** | | | | | | | | | |
| P E Beyers | 191 130 | | | 43.60 | | | | | 191 130 |
| J W Dreyer | 191 130 | | | 43.60 | | | | | 191 130 |
| J P Rupert | 414 938 | | | 48.20 | | | | | 414 938 |
| Subtotal | 797 198 | | | | | | | | 797 198 |
| Total | 2 269 078 | 344 737 | | | 57 659 | | | 5 607.4 | 2 556 156 |

* It refers to the increase in value of the scheme shares of the indicated participants from the offer date to the date of payment and delivery.

26. **SHARE-BASED PAYMENTS** (*continued*)
    **26.1 Remgro Share Scheme** (*continued*)
    **Current status – offers to directors**
    – ordinary shares

| Participant | Balance of shares accepted as at 31 March 2005 | Shares accepted during the year | Date of acceptance of shares | Offer price (Rand) | Number of shares paid and delivered | Date of payment and delivery of shares | Share price on date of payment and delivery (Rand) | Increase in value* (R'000) | Balance of shares accepted as at 31 March 2006 |
|---|---|---|---|---|---|---|---|---|---|
| **Executive** | | | | | | | | | |
| W E Bührmann | 185 229 | | | 43.60 | 185 229 | 05/01/06 | 123.30 | 14 762.8 | – |
| | 97 872 | | | 87.86 | | | | | 97 872 |
| D M Falck | 458 716 | | | 43.60 | | | | | 458 716 |
| | 104 917 | | | 63.00 | | | | | 104 917 |
| | 30 050 | | | 87.86 | | | | | 30 050 |
| J A Preller | 73 394 | | | 43.60 | 48 928 | 27/03/06 | 133.39 | 4 393.2 | 24 466 |
| | 34 572 | | | 87.86 | | | | | 34 572 |
| M H Visser | 489 296 | | | 43.60 | 489 296 | 05/01/06 | 123.30 | 38 996.9 | – |
| | 278 979 | | | 63.00 | | | | | 278 979 |
| | 342 488 | | | 87.86 | | | | | 342 488 |
| T van Wyk | 33 195 | | | 48.20 | | | | | 33 195 |
| | 24 464 | | | 43.60 | | | | | 24 464 |
| | 42 161 | | | 87.86 | | | | | 42 161 |
| Subtotal | 2 195 333 | | | | 723 453 | | | 58 152.9 | 1 471 880 |
| **Non-executive** | | | | | | | | | |
| P E Beyers | 191 130 | | | 43.60 | | | | | 191 130 |
| J W Dreyer | 191 130 | | | 43.60 | | | | | 191 130 |
| E de la H Hertzog | 57 339 | | | 43.60 | 57 339 | 13/12/05 | 116.00 | 4 151.3 | – |
| J P Rupert | 414 938 | | | 48.20 | | | | | 414 938 |
| Subtotal | 854 537 | | | | 57 339 | | | 4 151.3 | 797 198 |
| Total | 3 049 870 | | | | 780 792 | | | 62 304.2 | 2 269 078 |

*It refers to the increase in value of the scheme shares of the indicated participants from the offer date to the date of payment and delivery.*

No shares were offered to the directors for the financial year to 31 March 2006.

**26.2 Rainbow Share Scheme**
Rainbow has an equity settled share scheme for certain of its employees in terms of which share options offered are exercisable in three equal tranches from two, three and four years after the grant date. Subject to the discretion of the Rainbow Share Incentive Trust's trustees, options are forfeited if not exercised before termination of employment. An expense of R8.0 million (2006: R5.9 million) relating to this scheme was recognised in the income statement.

| | 2007 R million | 2006 R million |
|---|---|---|
| 27. **COMMITMENTS** | | |
| Capital commitments | 704 | 275 |
| Uncompleted contracts for capital expenditure | 106 | 173 |
| Capital expenditure authorised but not yet contracted | 253 | 102 |
| Investment liabilities | 345 | – |
| Operating lease commitments | 122 | 105 |
| Due within one year | 37 | 31 |
| Due – two to five years | 79 | 64 |
| Due thereafter | 6 | 10 |
| | 826 | 380 |

Above-mentioned commitments will be financed by internal sources and borrowed funds.

28. **BORROWING POWERS**

There are no limitations on the borrowing powers of the Company and its subsidiaries in respect of loans and guaranteed debts.

29. **FINANCIAL INSTRUMENTS**

**29.1 Financial instruments and risk management**

Various financial risks have an impact on the financial statements: Market risk (including price and foreign exchange risk), credit risk, liquidity risk and interest rate risk. The Company and its subsidiary companies' risk management programmes, of which key aspects are explained below, acknowledge the unpredictability of financial markets and are aimed to minimise any negative effect thereof. Derivative instruments are used to hedge against certain financial risk exposures.

Financial instruments on the balance sheet include investments, loans receivable, debtors, cash, creditors, long-term loans and derivative instruments. Details of the nature, extent and terms of these instruments are explained in the notes to the relevant items. Relevant financial risks and programmes that limit these risks are summarised as follows:

**Market risk**

*Price risk*

Exposure to share price risk is due to investments in listed and unlisted shares. "Investments available-for-sale" consists mainly of the investment in Impala Platinum Holdings Limited that is included at market value under "Investments – Other" in the balance sheet. The executive committee monitors all investments continuously and makes recommendations to the Board of Directors in this regard.

Price risk due to movements in commodity prices of certain key raw materials affects operating subsidiary companies in the sugar, aluminium and chicken industries. These risks are limited by using preferred supplier agreements and commodity option and futures contracts.

*Foreign exchange risk*

The Company and its subsidiary companies operate internationally and are therefore exposed to foreign currency risk due to commercial transactions denominated in foreign currencies. These risks are limited using foreign exchange contracts when deemed necessary.

Net assets of investments in foreign operations are exposed to foreign exchange translation risk. The most prominent of these is the investment in Remgro Investments Limited, Jersey, that owns the stake in R&R. At year-end the carrying value of the investment in R&R was £1 188 million (2006: £1 159 million) and it also had cash amounting to £219 million (2006: £162 million) abroad.

**Credit risk**

At year-end no significant "Loans receivable" were outstanding. No significant concentration of credit risk existed regarding debtors as customers are spread over a wide geographical area. Policies and procedures are in place ensuring that sales occur only to customers with an acceptable credit history.

Derivative instrument and cash transactions are limited to financial institutions with good credit ratings. The treasury committee approves these institutions and determines limits for credit exposure in each entity.

**Liquidity risk**

The Company and its subsidiary companies have substantial cash balances at their disposal and minimum long-term debt that limit their liquidity risk. Nevertheless it is ensured that adequate credit facilities are available to maintain flexibility in the funding of transactions.

**Interest rate risk**

Due to significant cash investments, movements in market interest rates influence income. The profile of the cash and cash equivalents is explained in note 11.

The Company and its subsidiary companies are also exposed to interest rate risk due to long-term debt. The interest profile of the liabilities is disclosed in note 15.

**29. FINANCIAL INSTRUMENTS** (*continued*)

**29.2 The following material derivative instruments existed at 31 March:**

| | 2007 | | | 2006 | | |
| --- | --- | --- | --- | --- | --- | --- |
| | *Currency value* | *Forward value* | *Fair value* | *Currency value* | *Forward value* | *Fair value* |
| Assets | *million* | *R million* | *R million* | *million* | *R million* | *R million* |
| *Foreign exchange contracts* | | | | | | |
| Buy:  USA dollar (USD) | 1.3 | 8.7 | 2.6 | 12.0 | 74.2 | 1.6 |
| Sell:  USA dollar (USD) | 20.5 | 154.4 | 3.1 | 7.3 | 46.9 | 1.2 |
| | | | 5.7 | | | 2.8 |
| *Other derivative instruments* | | | | | | |
| Sugar selling contracts | | | 9.7 | | | 24.7 |
| Maize option contracts | | | 0.3 | | | 1.6 |
| Maize purchase contracts | | | – | | | 16.6 |
| | | | 10.0 | | | 42.9 |
| | | | 15.7 | | | 45.7 |
| **Liabilities** | | | | | | |
| *Foreign exchange contracts* | | | | | | |
| Buy:  British pound (GBP) | – | – | – | 0.8 | 8.7 | 0.3 |
|  USA dollar (USD) | – | – | – | 1.7 | 10.6 | 0.3 |
|  Other | 0.1 | 0.8 | – | 9.2 | 3.8 | 0.2 |
| Sell:  USA dollar (USD) | 3.7 | 27.7 | 0.4 | 12.3 | 75.5 | 1.1 |
| | | | 0.4 | | | 1.9 |
| *Other derivative instruments* | | | | | | |
| Sugar selling contracts | | | 9.3 | | | 26.6 |
| Maize option contracts | | | 16.9 | | | – |
| | | | 26.2 | | | 26.6 |
| | | | 26.6 | | | 28.5 |

**29.3 Fair value**

On 31 March 2007 and 2006 the fair value of financial instruments approximates their carrying value.

*The following methods and assumptions are used to determine the fair value of each class of financial instruments:*

**Financial instruments available-for-sale:** Fair value is based on available market information or, in the case of unlisted instruments, appropriate valuation methodologies.

**Cash and cash equivalents, debtors, creditors and short-term loans:** Due to the expected short-term maturity of these financial instruments their carrying values approximate fair value.

**Borrowings:** The fair value of long-term borrowings is based on discounted cash flows using the effective interest rate method. As the interest rates of long-term borrowings are all market related their carrying values approximate fair value.

**Derivative instruments:** The fair value of derivative instruments is determined by using mark-to-market valuations.

|  | 2007<br>R million | 2006<br>R million |
|---|---:|---:|
| **30. GUARANTEES AND CONTINGENT LIABILITIES** | | |
| **30.1 Guarantees** | | |
| Guarantees by subsidiary companies | 4 | 6 |
| | | |
| **30.2 Contingent liabilities** | | |
| Legal actions pending | 4 | 2 |
| Contract grower guarantees* | 53 | 35 |
| Other | 19 | 26 |
| | 76 | 63 |

*\* Certain subsidiary companies have contingencies relating to certain contract grower arrangements. It is not anticipated that any material liabilities will arise from these contingencies.*

**31. RELATED PARTY INFORMATION**

**Subsidiaries**

Details of income from and investments in subsidiary companies are disclosed in note 20 and in Annexure A respectively.

**Associated companies**

Details of investments in and income from associated companies are disclosed in notes 6 and 22 respectively, as well as in Annexures B and C.

**Key management personnel**

Only Remgro's directors are key management personnel. Information on directors' emoluments and their shareholding in the Company appears in notes 25 and 26 as well as in the Report of the Board of Directors.

**Shareholders**

Details of the principal shareholder appear in the Report of the Board of Directors. A detailed analysis of shareholders appears on pages 103 and 104 of the Annual Report.

**Other**

Certain contractually agreed upon, supporting and other services are rendered to VenFin Limited. Refer to note 19.

**Related party transactions**

|  | 2007<br>R million | 2006<br>R million |
|---|---:|---:|
| **CONSOLIDATED** | | |
| **Transactions of Remgro Limited and its subsidiary companies with:** | | |
| *Controlling shareholder* | | |
| Dividends paid | 277 | 331 |
| | | |
| *Associates* | | |
| Interest received | 35 | 67 |
| Dividends received | 2 748 | 3 348 |
| Sales | 12 | – |
| Administration fees | 12 | – |
| Purchases | 200 | 107 |
| Interest paid | – | 1 |
| Other expenses | 1 | 2 |
| | | |
| *Key management personnel* | | |
| Salaries and other benefits | 18 | 15 |
| Retirement benefits | 3 | 3 |
| Share-based payments | 7 | 6 |

|  |  | 2007<br>R million | 2006<br>R million |
|---|---|---:|---:|
| **31.** | **RELATED PARTY INFORMATION** (*continued*) | | |
|  | **Consolidated** (*continued*) | | |
|  | **Transactions of Remgro Limited and its subsidiary companies with** (*continued*): | | |
|  | *Other* | | |
|  | Fees received from VenFin Limited | 21 | – |
|  | **Balances due from/(to) related parties** | | |
|  | Associated companies | (13) | (49) |
|  | **The Company** | | |
|  | **Transactions of Remgro Limited with:** | | |
|  | *Subsidiary companies* | | |
|  | Dividends received | 3 358 | 4 191 |
|  | Administration fees received | 4 | 4 |
|  | Share capital reacquired | – | (4 535) |
|  | **Balances due from/(to) related parties** | | |
|  | Subsidiary companies | 2 366 | 2 790 |

No security is given for any outstanding balances. No provisions for bad debts against outstanding balances with related parties have been made and no bad debt of related parties has been written off during the year.

|  |  | 2007<br>R million |
|---|---|---:|
| **32.** | **BUSINESSES ACQUIRED** | |
|  | During the year under review, a subsidiary company in the Group acquired a business. | |
|  | The assets and liabilities arising from this acquisition were as follows: | |
|  | Net assets acquired | 4 |
|  | Goodwill (note 5) | 7 |
|  | **Cash paid** | 11 |
|  | Cash acquired from business | 3 |
|  | **Net cash flow on acquisition of business** | 14 |

The business was acquired on 1 April 2006 and the revenue and net profit included in the results of the Group, amount to R38 million and R2 million respectively.

# ANNEXURE A

## PRINCIPAL SUBSIDIARY COMPANIES AT 31 MARCH 2007

| NAME OF COMPANY<br>Incorporated in South Africa unless otherwise stated | | Issued capital R (unless other-wise stated) | Effective interest 2007 % | Effective interest 2006 % | HELD BY COMPANY Shares 2007 R | Shares 2006 R | Loan 2007 R million | Loan 2006 R million |
|---|---|---|---|---|---|---|---|---|
| **Tobacco interests** | | | | | | | | |
| Remgro International Holdings (Pty) Limited | | 2 | **100.0** | 100.0 | **2** | 2 | | |
| Remgro Investments Limited – Jersey | (GBP) | 1 314 000 | **100.0** | 100.0 | | | | |
| **Financial services** | | | | | | | | |
| Financial Securities Limited | | 250 000 | **100.0** | 100.0 | **250 000** | 250 000 | | |
| **Industrial interests** | | | | | | | | |
| Industrial Partnership Investments Limited | | 125 000 | **100.0** | 100.0 | **125 000** | 125 000 | | |
| Robertsons Holdings (Pty) Limited | | 1 000 | **100.0** | 100.0 | | | | |
| Tsb Sugar Holdings (Pty) Limited | | 100 | **100.0** | 100.0 | | | | |
| Rainbow Chicken Limited | * | 127 285 000 | **61.4** | 61.9 | | | | |
| Wispeco Holdings Limited | | 5 000 000 | **100.0** | 100.0 | | | | |
| **Mining interests** | | | | | | | | |
| Partnership in Mining Limited | | 100 | **100.0** | 100.0 | **100** | 100 | | |
| Tegniese Mynbeleggings Limited | | 2 | **100.0** | 100.0 | | | | |
| **Corporate finance and other interests** | | | | | | | | |
| Eikenlust (Pty) Limited | | 100 | **100.0** | 100.0 | | | | |
| Entek Investments Limited | | 810 630 | **64.5** | 64.0 | | | | |
| Historical Homes of South Africa Limited | | 555 000 | **51.4** | 51.4 | | | | |
| M&I Group Services Limited | # | 100 | **100.0** | 100.0 | | | **70** | – |
| Remgro Finance Corporation Limited | | 300 | **100.0** | 100.0 | | | | |
| Remgro Investments (Pty) Limited | | 4 | **100.0** | 100.0 | | | | |
| Remgro Loan Corporation Limited | | 700 | **100.0** | 100.0 | | | **2 296** | 1 878 |
| Remgro South Africa (Pty) Limited | | 48 614 | **100.0** | 100.0 | **96 506** | 96 506 | **–** | 912 |
| Stellenryck Trust Limited | | 700 | **100.0** | 100.0 | | | | |
| TTR Holdings (Pty) Limited | | 7 | **100.0** | 100.0 | **7** | 7 | | |
| | | | | | | | **2 366** | 2 790 |

*(GBP) British pound*
** Listed company*
*# Previously named Remgro Finance and Services Limited*

Details of sundry subsidiary companies which are not material to the evaluation of the business of the Group, are not shown.

| NAME OF COMPANY | | LISTED | | | | UNLISTED | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | | **2007** | **Effective** | 2006 | Effective | **2007** | **Effective** | 2006 | Effective |
| Incorporated in South Africa | | **Shares** | **interest** | Shares | interest | **Shares** | **interest** | Shares | interest |
| unless otherwise stated | | **held** | **%** | held | % | **held** | **%** | held | % |
| **Tobacco interests** | | | | | | | | | |
| R&R Holdings SA – Luxembourg | (1) | | | | | | | | |
| – ordinary shares | | | | | | **316 000** | **33.3** | 316 000 | 33.3 |
| – debentures | | | | | | **682 291** | **38.7** | 682 291 | 38.7 |
| – participating securities (2005) | | | | | | **19 281 686** | **100.0** | 19 281 686 | 100.0 |
| – participating securities (2006) | | | | | | **1** | **33.3** | 1 | 33.3 |
| – held by R&R Holdings SA: | | | | | | | | | |
| – BAT Plc – UK (29%) | (1) | **10.4** | | 10.2 | | | | | |
| **Financial services** | | | | | | | | | |
| RMB Holdings Limited | (2) | **280 946 517** | **23.7** | 274 109 670 | 23.1 | | | | |
| – held by RMB Holdings Limited: | | | | | | | | | |
| – FirstRand Limited (33%) | | **7.8** | | 7.6 | | | | | |
| FirstRand Limited | (2) | **481 142 375** | **9.3** | 481 142 375 | 9.4 | | | | |
| **Industrial interests** | | | | | | | | | |
| Air Products South Africa (Pty) Limited | (1) | | | | | **4 500 000** | **50.0** | 4 500 000 | 50.0 |
| Dorbyl Limited | (1) | **14 058 346** | **41.4** | 14 058 346 | 41.4 | | | | |
| Kagiso Trust Investments (Pty) Limited | *(2) | | | | | **10 344** | **41.8** | 10 344 | 41.8 |
| Medi-Clinic Corporation Limited | (1) | **171 128 418** | **47.6** | 170 988 418 | 48.0 | | | | |
| Nampak Limited | (1) | **78 096 694** | **13.4** | 78 096 694 | 13.5 | | | | |
| Unilever Bestfoods Robertsons (Holdings) Limited L.L.C. – USA | (1) | | | | | **8 200** | **41.0** | 8 200 | 41.0 |
| Total South Africa (Pty) Limited | *(2) | | | | | **12 872 450** | **33.2** | 12 872 450 | 33.2 |
| Remgro-KWV Beleggings Limited | (2) | | | | | **50** | **50.0** | 50 | 50.0 |
| – held by Remgro-KWV Beleggings Limited: | | | | | | | | | |
| – Distell Group Limited (59%) | | **29.4** | | 29.7 | | | | | |
| **Mining interests** | | | | | | | | | |
| Impala Platinum Holdings Limited | ** | **26 687 288** | **4.2** | 3 335 911 | 5.0 | | | | |
| Trans Hex Group Limited | (1) | **30 215 000** | **33.6** | 30 215 000 | 33.6 | | | | |
| **Other interests** | | | | | | | | | |
| Business Partners Limited | *(3) | | | | | **35 766 919** | **21.3** | 28 696 220 | 17.8 |

Financial period accounted for:
(1) Twelve months to 31 March 2007
(2) Twelve months to 31 December 2006
(3) Accounted for as an associated company from 31 March 2007

\* Effective interest, on a fully diluted basis:
   – Total South Africa (Pty) Limited 24.9%
   – Kagiso Trust Investments (Pty) Limited 37.1%
   – Business Partners Limited 20.0% (2006: 16.0%)

\*\* Not an associated company – the increase in shareholding is a result of the subdivision of shares in the ratio of 8:1

UK – United Kingdom
USA – United States of America

Details of investments which are not material to the evaluation of the business of the Group, are not shown.

| | RMB Holdings (Financial services) 2007 | FirstRand (Financial services) 2007 | Medi-Clinic (Industrial interests) 2007 | R&R (Tobacco interests) 2007 |
|---|---|---|---|---|
| Effective interest | 23.7% | 9.3% | 47.6% | 33⅓% |
| | R million | R million | R million | R million |
| Carrying value of investments | 4 054 | 4 539 | 987 | 17 047 |
| Share of retained equity income | | | | |
| – Current year | 403 | 552 | 197 | 4 015 |
| Normal income | 715 | 813 | 280 | 2 964 |
| Dividends | (345) | (354) | (91) | (1 405) |
| Impairments, capital and non-recurring items | 86 | 101 | – | (190) |
| Other changes in reserves and exchange rates | (53) | (8) | 8 | 2 646 |
| – Cumulative | 1 453 | 1 654 | 878 | 14 350 |

| Summarised financial information: | Per Interim Report 31/12/2006 | Per Interim Report 31/12/2006 | Per Annual Report 31/03/2007 | Per Annual Report 31/03/2007 |
|---|---|---|---|---|
| | | | | Note 1 |
| **BALANCE SHEET** | | | | |
| **Assets** | | | | |
| Net advances, loans and bank-related securities | 1 257 | 50 804 | – | – |
| Intangible assets | 10 | 4 261 | 419 | 107 242 |
| Property, plant and equipment and other | 100 | 941 | 3 124 | 31 659 |
| Investments and loans | 13 703 | 17 894 | 46 | 38 760 |
| Net current assets/(liabilities) | – | (21 875) | 356 | 13 456 |
| | 15 070 | 52 025 | 3 945 | 191 117 |
| **Equity and liabilities** | | | | |
| Shareholders' funds and long-term debt | 15 070 | 52 025 | 3 945 | 191 117 |

| | 12 months ended 31/12/2006 | 12 months ended 31/12/2006 | 12 months ended 31/03/2007 | 12 months ended 31/03/2007 |
|---|---|---|---|---|
| | | | | Note 2 |
| **INCOME STATEMENT** | | | | |
| Headline earnings | 3 155 | 9 048 | 581 | 8 190 |
| Net profit for the year | 3 524 | 10 126 | 582 | 7 653 |
| Dividends paid | 1 347 | 3 267 | 178 | 3 964 |

There are no loans to these associated companies.

Note 1: In the audited balance sheet of R&R, its interest in British American Tobacco Plc (BAT) is only shown as a single item representing the carrying value thereof as an equity accounted associated company. So as to disclose more meaningful information, BAT's abridged balance sheet is presented above instead. This balance sheet is at 31 December 2006 as BAT has not included a balance sheet in its quarterly report to 31 March 2007.

Note 2: Headline earnings and net profit for the year relate to the income statement of R&R which includes its share of the net profit of BAT.

Note 3: The investments above represent 81% of the total carrying value of associated companies.

| | RMB Holdings (Financial services) 2006 | FirstRand (Financial services) 2006 | Medi-Clinic (Industrial interests) 2006 | R&R (Tobacco interests) 2006 |
|---|---|---|---|---|
| Effective interest | 23.1% | 9.4% | 48.0% | 33⅓% |
| | R million | R million | R million | R million |
| Carrying value of investments | 3 453 | 3 987 | 788 | 12 336 |
| Share of retained equity income | | | | |
| – Current year | 197 | (14) | (612)* | (642) |
| Normal income | 616 | 695 | 159 | 2 369 |
| Dividends | (281) | (291) | (750) | (1 472) |
| Impairments, capital and non-recurring items | 68 | (95) | 19 | (170) |
| Other changes in reserves and exchange rates | (206) | (323) | (40) | (1 369) |
| – Cumulative | 1 050 | 1 102 | 681 | 10 335 |

*\* Although Medi-Clinic was equity accounted for only three months from 1 January 2006, this amount represents Remgro's share of Medi-Clinic's movement in reserves for the whole year.*

| Summarised financial information: | Per Interim Report 31/12/2005 | Per Interim Report 31/12/2005 | Per Annual Report 31/03/2006 | Per Annual Report 31/03/2006 |
|---|---|---|---|---|
| | | | | Note 1 |
| **BALANCE SHEET** | | | | |
| **Assets** | | | | |
| Net advances, loans and bank-related securities | 1 415 | 37 224 | – | – |
| Intangible assets | 2 878 | 3 018 | 48 | 85 011 |
| Property, plant and equipment and other | 103 | 4 828 | 2 327 | 30 324 |
| Investments and loans | 8 671 | 18 049 | 119 | 24 555 |
| Net current assets/(liabilities) | – | (23 207) | 387 | 724 |
| | 13 067 | 39 912 | 2 881 | 140 614 |
| **Equity and liabilities** | | | | |
| Shareholders' funds and long-term debt | 13 067 | 39 912 | 2 881 | 140 614 |

| | 12 months ended 31/12/2005 | 12 months ended 31/12/2005 | 12 months ended 31/03/2006 | 12 months ended 31/03/2006 |
|---|---|---|---|---|
| | | | | Note 2 |
| **INCOME STATEMENT** | | | | |
| Headline earnings | 2 135 | 5 554 | 300 | 6 698 |
| Net profit for the year | 2 964 | 6 266 | 338 | 6 219 |
| Dividends paid | 1 117 | 2 980 | 1 448 | 4 227 |

There are no loans to these associated companies.

Note 1: In the audited balance sheet of R&R, its interest in British American Tobacco Plc (BAT) is only shown as a single item representing the carrying value thereof as an equity accounted associated company. So as to disclose more meaningful information, BAT's abridged balance sheet is presented above instead. This balance sheet is at 31 December 2005 as BAT has not included a balance sheet in its quarterly report to 31 March 2006.

Note 2: Headline earnings and net profit for the year relate to the income statement of R&R which includes its share of the net profit of BAT.

Note 3: The investments above represent 79% of the total carrying value of associated companies.

# ANNEXURE D

## INFORMATION ON BUSINESS AND GEOGRAPHICAL SEGMENTS FOR THE YEAR ENDED 31 MARCH 2007

| *R million* | Tobacco interests | Financial services | Industrial interests | Mining interests | Corporate finance and other interests | CONSOLIDATED 2007 Total |
|---|---|---|---|---|---|---|
| **BUSINESS SEGMENT ANALYSIS** | | | | | | |
| **Sales** | – | – | 7 877 | – | – | 7 877 |
| Results | | | | | | |
| Subsidiary companies | 218 | 1 | 969 | 147 | 171 | 1 506 |
| Associated companies | 2 774 | 1 716 | 1 499 | 14 | – | 6 003 |
| | | | | | | 7 509 |
| Finance costs | | | | | | (30) |
| Profit on sale of investments and negative goodwill | | | | | | 51 |
| Profit before tax | | | | | | 7 530 |
| Taxation | | | | | | (403) |
| **Net profit** | | | | | | 7 127 |
| **Attributable to:** | | | | | | |
| Equity holders | | | | | | 6 942 |
| Minority interests | | | | | | 185 |
| | | | | | | 7 127 |
| **Headline earnings** | 2 964 | 1 529 | 1 924 | 155 | 281 | 6 853 |
| **OTHER INFORMATION** | | | | | | |
| Segment assets | 3 139 | – | 5 849 | 6 085 | 1 617 | 16 690 |
| Investments in associated companies | 17 047 | 8 593 | 6 782 | 316 | 295 | 33 033 |
| | | | | | | 49 723 |
| Taxation – Deferred | | | | | | 124 |
| – Current | | | | | | 14 |
| **Consolidated total assets** | | | | | | 49 861 |
| Segment liabilities | 3 | – | 1 982 | – | 140 | 2 125 |
| Taxation – Deferred | | | | | | 1 205 |
| – Current | | | | | | 104 |
| **Consolidated total liabilities** | | | | | | 3 434 |
| Additions to property, plant and equipment and intangible assets | – | – | 474 | – | 65 | 539 |
| Depreciation and amortisation | – | – | 229 | – | 8 | 237 |

The interests of the Group have been classified into five main operating divisions/business segments – tobacco interests, financial services, industrial interests, mining interests and corporate finance/other interests. Each segment represents the main business sector of the investments classified thereunder. No adjustment has been made where companies are mainly active in one sector but have also interests in other sectors.

Income and expenses, as well as the attributable portion of the income from associated companies, are directly attributable to the segment.

Segment assets mainly include cash and cash equivalents, debtors and short-term loans, inventories, property, plant and equipment, intangible assets and other investments. Investments in associated companies, accounted for on the equity method, are stated separately.

Segment liabilities include all operating liabilities, except for taxation.

### GEOGRAPHICAL SEGMENTAL ANALYSIS

The Group's interests can be divided into two main geographical areas, namely South Africa and abroad.

| *R million* | Capital expenditure 2007 | Sales 2007 | Headline earnings 2007 | Total assets 2007 |
|---|---|---|---|---|
| South Africa | 539 | 7 877 | 3 795 | 29 537 |
| Abroad | – | – | 3 058 | 20 186 |
| | 539 | 7 877 | 6 853 | 49 723 |

Total assets include assets and investments in associated companies, but exclude deferred tax assets and taxation paid in advance.

## INFORMATION ON BUSINESS AND GEOGRAPHICAL SEGMENTS FOR THE YEAR ENDED 31 MARCH 2006

| *R million* | Tobacco interests | Financial services | Industrial interests | Mining interests | Corporate finance and other interests | CONSOLIDATED 2006 Total |
|---|---|---|---|---|---|---|
| **BUSINESS SEGMENT ANALYSIS** | | | | | | |
| **Sales** | – | – | 9 802 | – | – | 9 802 |
| Results | | | | | | |
| Subsidiary companies | – | 123 | 1 423 | 168 | 256 | 1 970 |
| Associated companies | 2 199 | 1 284 | 911 | (40) | – | 4 354 |
| | | | | | | 6 324 |
| Finance costs | | | | | | (29) |
| Profit on redemption and sale of investments | | | | | | 3 162 |
| Profit before tax | | | | | | 9 457 |
| Taxation | | | | | | (857) |
| **Net profit** | | | | | | 8 600 |
| **Attributable to:** | | | | | | |
| Equity holders | | | | | | 8 202 |
| Minority interests | | | | | | 398 |
| | | | | | | 8 600 |
| **Headline earnings** | 2 369 | 1 147 | 1 184 | 288 | 96 | 5 084 |
| **OTHER INFORMATION** | | | | | | |
| Segment assets | 1 730 | – | 5 062 | 3 886 | 4 403 | 15 081 |
| Investments in associated companies | 12 336 | 7 442 | 6 013 | 307 | – | 26 098 |
| | | | | | | 41 179 |
| Taxation – Deferred | | | | | | 90 |
| – Current | | | | | | 67 |
| **Consolidated total assets** | | | | | | 41 336 |
| Segment liabilities | 3 | – | 1 781 | 110 | 89 | 1 983 |
| Taxation – Deferred | | | | | | 790 |
| – Current | | | | | | 473 |
| **Consolidated total liabilities** | | | | | | 3 246 |
| Additions to property, plant and equipment and intangible assets | – | – | 667 | – | 23 | 690 |
| Depreciation and amortisation | – | – | 293 | – | 8 | 301 |
| Impairments | – | – | (3) | – | – | (3) |

The interests of the Group have been classified into five main operating divisions/business segments – tobacco interests, financial services, industrial interests, mining interests and corporate finance/other interests. Each segment represents the main business sector of the investments classified thereunder. No adjustment has been made where companies are mainly active in one sector but have also interests in other sectors.

Income and expenses, as well as the attributable portion of the income from associated companies, are directly attributable to the segment.

Segment assets mainly include cash and cash equivalents, debtors and short-term loans, inventories, property, plant and equipment, intangible assets and other investments. Investments in associated companies, accounted for on the equity method, are stated separately.

Segment liabilities include all operating liabilities, except for taxation.

### GEOGRAPHICAL SEGMENTAL ANALYSIS

The Group's interests can be divided into two main geographical areas, namely South Africa and abroad.

| *R million* | Capital expenditure 2006 | Sales 2006 | Headline earnings 2006 | Total assets 2006 |
|---|---|---|---|---|
| South Africa | 690 | 9 802 | 2 693 | 27 113 |
| Abroad | – | – | 2 391 | 14 066 |
| | 690 | 9 802 | 5 084 | 41 179 |

Total assets include assets and investments in associated companies, but exclude deferred tax assets and taxation paid in advance.

# COMPANY INFORMATION

**SECRETARY**
M Lubbe (Mrs)

**BUSINESS ADDRESS AND REGISTERED OFFICE**
Carpe Diem Office Park
Quantum Street
Techno Park
Stellenbosch
7600

PO Box 456
Stellenbosch
7599

**TRANSFER SECRETARIES**
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street
Johannesburg
2001

PO Box 61051
Marshalltown
2107

**AUDITORS**
PricewaterhouseCoopers Inc.
Cape Town

**LISTING**
JSE Limited
*Sector:* Industrials – Diversified Industrials

**AMERICAN DEPOSITARY RECEIPT (ADR) PROGRAM**
Cusip number 75956M107
ADR to ordinary share 1:1

*Depositary:*
The Bank of New York
101 Barclay Street
New York, NY 10286

**SPONSOR**
Rand Merchant Bank (A division of FirstRand Bank Limited)

**WEBSITE**
www.remgro.com

# SHAREHOLDERS' INFORMATION

### DATES OF IMPORTANCE TO SHAREHOLDERS

| | |
|---|---|
| Financial year-end | 31 March |
| Annual general meeting | Wednesday, 22 August 2007 |
| **Financial reports** | |
| Announcement of interim results | November |
| Interim report | December |
| Announcement of annual results | June |
| Annual financial statements | July |
| **Dividends** | |
| Interim dividend | |
| – declared | November |
| – paid | January |
| Final dividend | |
| – declared | June |
| – paid | August |
| **Final dividend number 14** | |
| Ordinary dividend per share | 281 cents |
| Last day to trade in order to participate in the final dividend | Friday, 10 August 2007 |
| Trading on or after this date will be ex the final dividend | Monday, 13 August 2007 |
| Record date | Friday, 17 August 2007 |
| Payment date | Monday, 20 August 2007 |

| | **2007** | | 2006 | |
| | **%** | **Number of shares** | % | Number of shares |
|---|---|---|---|---|
| **MAJOR BENEFICIAL SHAREHOLDERS** | | | | |
| **Ordinary shares** | | | | |
| Public Investment Commissioner | **15.68** | **70 376 263** | 13.36 | 59 954 389 |
| Old Mutual Life Assurance Company SA | **5.47** | **24 558 168** | 6.05 | 27 164 496 |
| Other | **78.85** | **353 867 776** | 80.59 | 361 683 322 |
| | **100.00** | **448 802 207** | 100.00 | 448 802 207 |
| **B ordinary shares** | | | | |
| Rembrandt Trust (Pty) Limited | **100.00** | **35 506 352** | 100.00 | 35 506 352 |
| **Total** | | **484 308 559** | | 484 308 559 |

No other shareholder held a beneficial interest of more than 5% in the ordinary shares in your Company on 31 March.

| | **2007** | 2006 | 2005 | 2004 |
|---|---|---|---|---|
| **DISTRIBUTION OF SHAREHOLDERS** | | | | |
| **Ordinary shares** | | | | |
| *Public shareholders* | **28 728** | 30 929 | 27 321 | 25 600 |
| Percentage of shareholders | **99.90** | 99.92 | 99.91 | 99.91 |
| Number of shares | **432 253 223** | 440 740 885 | 448 808 224 | 462 478 974 |
| Percentage of shares issued | **96.31** | 98.20 | 92.25 | 95.06 |
| *Non-public shareholders* | | | | |
| Directors and their associates/Share Trust/Treasury shares | **29** | 26 | 24 | 24 |
| Percentage of shareholders | **0.10** | 0.08 | 0.09 | 0.09 |
| Number of shares | **16 548 984** | 8 061 322 | 37 685 426 | 24 014 676 |
| Percentage of shares issued | **3.69** | 1.80 | 7.75 | 4.94 |
| *Number of shareholders* | **28 757** | 30 955 | 27 345 | 25 624 |

# SHAREHOLDERS' INFORMATION

|  | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|
| **NUMBER OF SHARES IN ISSUE** |  |  |  |  |
| – Ordinary shares of 1 cent each | 448 802 207 | 448 802 207 | 486 493 650 | 486 493 650 |
| Issued at 1 April | 448 802 207 | 486 493 650 | 486 493 650 | 486 493 650 |
| Cancelled during the year | – | (37 691 443) | – | – |
| – Unlisted B ordinary shares of 10 cents each | 35 506 352 | 35 506 352 | 35 506 352 | 35 506 352 |
| Total number of shares in issue | 484 308 559 | 484 308 559 | 522 000 002 | 522 000 002 |
| **Number of shares held in treasury** | (11 948 372) | (4 473 004) | (34 903 000) | (20 678 689) |
| Ordinary shares repurchased and held in treasury | (8 554 019) | (1 379 635) | (30 521 841) | (16 442 602) |
| Ordinary shares purchased by The Remgro Share Trust and accounted for as treasury shares | (3 394 353) | (3 093 369) | (4 381 159) | (4 236 087) |
|  | 472 360 187 | 479 835 555 | 487 097 002 | 501 321 313 |
| **Weighted number of shares** | 474 123 689 | 483 154 691 | 497 292 403 | 503 280 054 |

ADDITIONAL INFORMATION (2007)

**Institutional and private shareholding in Remgro Limited ordinary shares**



Private 17%
Institutional 83%

**Overseas and local shareholding in Remgro Limited ordinary shares**



Overseas 13%
South Africa 87%

ADDITIONAL INFORMATION (2006)

**Institutional and private shareholding in Remgro Limited ordinary shares**



Private 16%
Institutional 84%

**Overseas and local shareholding in Remgro Limited ordinary shares**



Overseas 13%
South Africa 87%

**Interests of the directors in the issued capital of the Company**
**Ordinary shares**

| | Direct | | Indirect | | |
| --- | --- | --- | --- | --- | --- |
| | Beneficial | Non-beneficial | Beneficial | Non-beneficial | Total |
| **31 March 2007** | | | | | |
| P E Beyers | 70 024 | – | 13 000 | – | 83 024 |
| W E Bührmann | 223 256 | – | – | – | 223 256 |
| G D de Jager | 38 740 | – | 108 300 | – | 147 040 |
| D M Falck | 200 | – | 18 133 | – | 18 333 |
| P K Harris | – | – | 169 118 | – | 169 118 |
| E de la H Hertzog | 228 245 | – | 1 671 903 | 4 484 | 1 904 632 |
| J Malherbe | 26 826 | – | 207 799 | – | 234 625 |
| J A Preller | 75 069 | – | – | – | 75 069 |
| F Robertson | – | – | 5 000 | – | 5 000 |
| J P Rupert | – | – | – | 270 001 | 270 001 |
| T van Wyk | 117 585 | – | – | – | 117 585 |
| M H Visser | – | – | 715 145 | – | 715 145 |
| | 779 945 | – | 2 908 398 | 274 485 | 3 962 828 |
| **31 March 2006** | | | | | |
| P E Beyers | 60 024 | – | 12 500 | – | 72 524 |
| W E Bührmann | 223 256 | – | – | – | 223 256 |
| G D de Jager | 38 740 | – | 108 300 | – | 147 040 |
| D M Falck | 200 | – | 18 133 | – | 18 333 |
| P K Harris | – | – | 57 118 | – | 57 118 |
| E de la H Hertzog | 228 245 | – | 1 671 903 | 4 484 | 1 904 632 |
| E Molobi | 174 | – | – | – | 174 |
| J F Mouton | – | – | 20 000 | – | 20 000 |
| J A Preller | 75 069 | – | – | – | 75 069 |
| F Robertson | – | – | 1 000 | – | 1 000 |
| J P Rupert | – | – | – | 270 001 | 270 001 |
| T van Wyk | 59 926 | – | – | – | 59 926 |
| M H Visser | – | – | 733 945 | – | 733 945 |
| | 685 634 | – | 2 622 899 | 274 485 | 3 583 018 |

**B ordinary shares**
Mr J P Rupert is a director of Rembrandt Trust (Pty) Limited which owns all the issued unlisted B ordinary shares.

Since the end of the financial year to the date of this report the interests of directors remained unchanged.

# NOTICE TO SHAREHOLDERS

The 2007 Annual General Meeting of the Company will be held on Wednesday, 22 August 2007, at 15:30 in Magnifica 2 & 3, Protea Hotel Stellenbosch, Techno Avenue, Techno Park, Stellenbosch, 7600, to, if approved, pass the following ordinary and special resolutions with or without modification:

### 1. APPROVAL OF ANNUAL FINANCIAL STATEMENTS

**Ordinary Resolution Number 1**

**Resolved that** the audited annual financial statements of the Company and the Group for the year ended 31 March 2007 be accepted and approved.

### 2. APPROVAL OF DIRECTORS' REMUNERATION

**Ordinary Resolution Number 2**

**Resolved that** directors' fees for services rendered as directors during the past financial year, be fixed at R1 846 000.

### 3. ELECTION OF DIRECTOR

**Ordinary Resolution Number 3**

**Resolved that** Mr P E Beyers who retires in terms of article 31.1.1 of the Company's Articles of Association and who has offered himself for re-election, be re-elected as a director of the Company.

### 4. ELECTION OF DIRECTOR

**Ordinary Resolution Number 4**

**Resolved that** Mr W E Bührmann who retires in terms of article 31.1.1 of the Company's Articles of Association and who has offered himself for re-election, be re-elected as a director of the Company.

### 5. ELECTION OF DIRECTOR

**Ordinary Resolution Number 5**

**Resolved that** Mr P K Harris who retires in terms of article 31.1.1 of the Company's Articles of Association and who has offered himself for re-election, be re-elected as a director of the Company.

### 6. ELECTION OF DIRECTOR

**Ordinary Resolution Number 6**

**Resolved that** Mr J Malherbe who retires in terms of article 31.4.1.1 of the Company's Articles of Association and who has offered himself for re-election, be re-elected as a director of the Company.

### 7. ELECTION OF DIRECTOR

**Ordinary Resolution Number 7**

**Resolved that** Mr M M Morobe who retires in terms of article 31.4.1.1 of the Company's Articles of Association and who has offered himself for re-election, be re-elected as a director of the Company.

### 8. ELECTION OF DIRECTOR

**Ordinary Resolution Number 8**

**Resolved that** Mr D Prins who retires in terms of article 31.1.1 of the Company's Articles of Association and who has offered himself for re-election, be re-elected as a director of the Company.

### 9. ELECTION OF DIRECTOR

**Ordinary Resolution Number 9**

**Resolved that** Miss M Ramos who retires in terms of article 31.4.1.1 of the Company's Articles of Association and who has offered herself for re-election, be re-elected as a director of the Company.

### 10. ELECTION OF DIRECTOR

**Ordinary Resolution Number 10**

**Resolved that** Mr M H Visser who retires in terms of article 31.1.1 of the Company's Articles of Association and who has offered himself for re-election, be re-elected as a director of the Company.

Biographical details of all directors of the Company are set out on pages 10 and 11 of the Annual Report.

### 11. AUTHORITY TO PLACE SHARES UNDER THE CONTROL OF THE DIRECTORS

**Ordinary Resolution Number 11**

**Resolved that** the entire authorised but unissued share capital of the Company, comprising 63 691 443 ordinary shares of one cent each and 5 000 000 B ordinary shares of ten cents each, be and are hereby placed under the control of the Board of Directors of the Company as a general authority in terms of section 221(2) of the Companies Act (Act 61 of 1973), as amended, ("the Companies Act") for allotment and issue to such persons as they deem fit, provided that 26 000 000 ordinary shares and 5 000 000 B ordinary shares in the authorised share capital of the Company are reserved for the purposes of the Remgro Share Scheme in terms of an ordinary resolution passed by the shareholders on 21 September 2000.

This general authority is subject to the provisions of the Companies Act, the Articles of Association of the Company and the Listings Requirements of the JSE Limited ("the Listings Requirements") and will be valid until the next annual general meeting.

### 12. AUTHORITY TO REPURCHASE SHARES

**Special Resolution Number 1**

**Resolved that** the Board of Directors of the Company be hereby authorised, by way of a renewable general authority, to approve the purchase of its own shares by the Company, or to approve the purchase of ordinary shares in the Company by any subsidiary of the Company, provided that:

- this general authority shall be valid until the Company's next annual general meeting or for 15 months from the date of this resolution, whichever period is shorter;
- the ordinary shares be purchased through the order book of the JSE trading system and done without any prior understanding or arrangement between the Company and/or the relevant subsidiary and the counterparty, provided that if the Company purchases its own shares from any wholly owned subsidiary of the Company for the purposes of cancelling such treasury shares pursuant to this general authority, the above provisions will not be applicable to such purchase transaction;
- an announcement complying with paragraph 11.27 of the Listings Requirements be published by the Company (i) when the Company and/or its subsidiaries cumulatively repurchased 3% of the ordinary shares in issue as at the time when the general authority was given ("the initial number") and (ii) for each 3% in the aggregate of the initial number of the ordinary shares acquired thereafter by the Company and/or its subsidiaries;
- the repurchase by the Company of its own ordinary shares shall not in the aggregate in any one financial year exceed 20% of the Company's issued share capital of that class, provided that the acquisition of ordinary shares as treasury stock by a subsidiary of the Company shall not exceed 10% in the aggregate of the number of issued shares of the Company;
- repurchases must not be made at a price more than 10% above the weighted average of the market value of the ordinary shares for the five business days immediately preceding the date on which the transaction is effected;
- at any point in time the Company may only appoint one agent to effect any repurchase on the Company's behalf or on behalf of any subsidiary of the Company;
- the Company will after a repurchase of shares still comply with the provisions of the Listings Requirements regarding shareholder spread;
- the Company and the Group will not repurchase ordinary shares during a prohibited period (as defined in the Listings Requirements); and
- such repurchases will be subject to the Companies Act, the Company's Articles of Association and the Listings Requirements.

It is the intention of the Board of Directors to use this general authority should prevailing circumstances (including the tax dispensation and market conditions) warrant it in their opinion.

The Company's directors undertake that they will not implement any such repurchases while this general authority is valid, unless:

* the Company and the Group will be able, in the ordinary course of business, to pay its debts for a period of 12 months after the date of the notice of the annual general meeting at which this resolution is proposed ("the annual general meeting");
* the assets of the Company and the Group will exceed the liabilities for a period of 12 months after the date of the notice of the annual general meeting. For this purpose, the assets and liabilities will be recognised and measured in accordance with the accounting policies used in the Company's latest audited annual group financial statements;
* the Company and the Group will have adequate share capital and reserves for ordinary business purposes for a period of 12 months after the date of the notice of the annual general meeting;
* the working capital of the Company and the Group will be adequate for ordinary business purposes for a period of 12 months after the date of the notice of the annual general meeting; and
* upon entering the market to proceed with the repurchase, the Company's sponsor has confirmed the adequacy of the Company's working capital for the purposes of undertaking a repurchase of shares in writing to the JSE.

**Reason for and effect of Special Resolution Number 1**
The reason for and the effect of the special resolution is to grant the Company's directors a general authority to approve the Company's repurchase of its own shares and to permit a subsidiary of the Company to purchase shares in the Company.

For the purposes of considering Special Resolution Number 1 and in compliance with paragraph 11.26 of the Listings Requirements, the information listed below has been included in the Annual Report, in which this notice of annual general meeting is included, at the places indicated:

* Directors and management (pages 10 and 11);
* Major shareholders (page 103);
* No material changes;
* Directors' interests in securities (page 105);
* Share capital of the Company (pages 76 and 103);
* The directors, whose names are set out on pages 10 and 11 of this report, collectively and individually accept full responsibility for the accuracy of the information contained in this Special Resolution Number 1 and certify, to the best of their knowledge and belief, that there are no other facts, the omission of which would make any statement false or misleading and that they have made all reasonable queries in this regard and that this resolution contains all information required by law and the Listings Requirements;
* There are no legal or arbitration proceedings (including any such proceedings that are pending or threatened of which the Company is aware), which may have or have had a material effect on the Company's financial position over the last 12-month period.

## 13. AUTHORITY TO ENTER INTO DERIVATIVE TRANSACTIONS

**Special Resolution Number 2**
**Resolved that** subject to the passing of Special Resolution Number 1, the Board of Directors of the Company be authorised, by way of a general renewable authority, to enter into derivative transactions which will or may lead to the Company being required to purchase its own shares, subject to the provisions of the Companies Act and the limitations contained in paragraph 5.84(a) of the Listings Requirements.

**Reason for and effect of Special Resolution Number 2**

The reason for and the effect of the special resolution is to grant the Company's directors a general authority to, subject to the provisions of the Companies Act and the Listings Requirements, enter into derivative transactions which will or may lead to the Company being required to purchase its own shares.

**And to transact any other business that may be transacted at an annual general meeting.**

Members who have not dematerialised their shares or who have dematerialised their shares with "own name" registration are entitled to attend and vote at the meeting and are entitled to appoint a proxy or proxies (for which purpose a form of proxy is attached hereto) to attend, speak and vote in their stead. The person so appointed as proxy need not be a member of the Company. Proxy forms must be lodged with the transfer secretaries of the Company, Computershare Investor Services 2004 (Pty) Limited, 70 Marshall Street, Johannesburg, 2001, South Africa, or posted to the transfer secretaries at PO Box 61051, Marshalltown, 2107, South Africa, to be received by them not later than Monday, 20 August 2007, at 15:30 (South African time).

Proxy forms must only be completed by members who have not dematerialised their shares or who have dematerialised their shares with "own name" registration.

On a show of hands, every member of the Company present in person or represented by proxy shall have one vote only. On a poll, every member of the Company shall have one vote for every share held in the Company by such member.

Members who have dematerialised their shares, other than those members who have dematerialised their shares with "own name" registration, should contact their Central Securities Depository Participant ("CSDP") or broker in the manner and time stipulated in their agreement:

+ to furnish them with their voting instructions; or
+ in the event that they wish to attend the meeting, to obtain the necessary authority to do so.

By order of the Board of Directors.

**M Lubbe**
*Secretary*

Stellenbosch
18 June 2007

# EXPLANATORY NOTES TO THE NOTICE TO SHAREHOLDERS

## ORDINARY RESOLUTIONS

### Ordinary Resolution Number 1

#### Approval of annual financial statements

In terms of the Companies Act (Act 61 of 1973), as amended ("the Companies Act"), the directors are obliged to present the annual financial statements and Group annual financial statements to the members at the annual general meeting for consideration.

### Ordinary Resolution Number 2

#### Approval of directors' remuneration

In terms of the Company's Articles of Association, the remuneration payable to the directors must be determined at the Company's annual general meeting.

### Ordinary Resolutions Numbers 3 to 10

#### Election of directors

In terms of the Company's Articles of Association, one-third of the directors, or if their number is not a multiple of three, then the number nearest to but not less than one-third are required to retire at each annual general meeting. A person appointed by the directors shall retire at the following annual general meeting and shall not form part of the one-third of directors who are required to retire by rotation. Directors may offer themselves for re-election. Biographical details of all the directors of the Company are set out on pages 10 and 11 of the annual report.

### Ordinary Resolution Number 11

#### Authority to place shares under control of the directors

In terms of the Companies Act, the directors shall not have the power to allot or issue shares of the Company without approval of the members of the Company. The existing authority is due to expire at the forthcoming annual general meeting, unless it is renewed. Shareholders are reminded that 26 000 000 ordinary shares and 5 000 000 B ordinary shares are reserved for the Remgro Share Scheme in terms of a shareholders' resolution passed on 21 September 2000.

## SPECIAL RESOLUTIONS

### Special Resolution Number 1

#### Authority to repurchase shares

The annual renewal of this authority is required in terms of the Companies Act and the Listings Requirements of the JSE Limited ("the Listings Requirements"). The existing authority to the directors is due to expire at the forthcoming annual general meeting, unless renewed.

### Special Resolution Number 2

#### Authority to enter into derivative transactions

The general authority is given to the directors to enable them to, subject to the provisions of the Companies Act and the Listings Requirements, enter into derivative transactions, which may or will lead to the Company being required to purchase its own shares.

# FORM OF PROXY



(Incorporated in the Republic of South Africa)
(Registration number 1968/006415/06)
(Share code: REM    ISIN: ZAE000026480)
("the Company")

**THIS FORM OF PROXY IS ONLY FOR USE BY:**

1. REGISTERED MEMBERS WHO HAVE NOT YET DEMATERIALISED THEIR REMGRO LIMITED ORDINARY SHARES; AND

2. REGISTERED MEMBERS WHO HAVE ALREADY DEMATERIALISED THEIR REMGRO LIMITED ORDINARY SHARES AND ARE REGISTERED IN THEIR OWN NAMES IN THE COMPANY'S SUBREGISTER. *

**\* See explanatory note 3 overleaf.**

For completion by the aforesaid registered members who hold ordinary shares of the Company ("member") and who are unable to attend the 2007 Annual General Meeting of the Company to be held on Wednesday, 22 August 2007, at 15:30 in Magnifica 2 & 3, Protea Hotel Stellenbosch, Techno Avenue, Techno Park, Stellenbosch, 7600 ("the annual general meeting").

I/We _____

being the holder/s of _____ ordinary shares in the Company, hereby appoint (see instruction 1 overleaf)

1. _____ or, failing him/her,

2. _____ or, failing him/her,

3. the chairman of the annual general meeting, as my/our proxy to attend, speak and vote for me/us and on my/our behalf or to abstain from voting at the annual general meeting of the Company and at any adjournment thereof, as follows (see note 2 and instruction 2 overleaf):

|  | Insert an "X" or the number of votes exercisable (one vote per ordinary share) | | |
|---|---|---|---|
| **Ordinary resolutions** | In favour of | Against | Abstain |
| 1.  Approval of annual financial statements |  |  |  |
| 2.  Approval of directors' remuneration |  |  |  |
| 3.  Election of director – Mr P E Beyers |  |  |  |
| 4.  Election of director – Mr W E Bührmann |  |  |  |
| 5.  Election of director – Mr P K Harris |  |  |  |
| 6.  Election of director – Mr J Malherbe |  |  |  |
| 7.  Election of director – Mr M M Morobe |  |  |  |
| 8.  Election of director – Mr D Prins |  |  |  |
| 9.  Election of director – Miss M Ramos |  |  |  |
| 10. Election of director – Mr M H Visser |  |  |  |
| 11. Authority to place shares under control of the directors |  |  |  |
| **Special resolutions** |  |  |  |
| 12. Authority to repurchase shares |  |  |  |
| 13. Authority to enter into derivative transactions |  |  |  |

Signed at _____ on _____ 2007

Signature/s _____

Assisted by _____
(where applicable)

**Please read the notes and instructions overleaf.**

## NOTES

1. A member entitled to attend and vote at the annual general meeting is entitled to appoint one or more proxies to attend, speak and vote in his/her stead. A proxy need not be a registered member of the Company.

2. Every member present in person or by proxy and entitled to vote at the annual general meeting of the Company shall, on a show of hands, have one vote only, irrespective of the number of shares such member holds. In the event of a poll, every member shall be entitled to that proportion of the total votes in the Company which the aggregate amount of the nominal value of the shares held by such member bears to the aggregate amount of the nominal value of all the shares issued by the Company.

3. Members registered in their own name are members who elected not to participate in the Issuer-Sponsored Nominee Programme and who appointed Computershare Limited as their Central Securities Depository Participant ("CSDP") with the express instruction that their uncertificated shares are to be registered in the electronic subregister of members **in their own names**.

## INSTRUCTIONS ON SIGNING AND LODGING THE FORM OF PROXY:

1. A member may insert the name of a proxy or the names of two alternative proxies of the member's choice in the space/s provided overleaf, with or without deleting "the chairman of the annual general meeting", but any such deletion must be initialled by the member. Should this space/s be left blank, the proxy will be exercised by the chairman of the annual general meeting. The person whose name appears first on the form of proxy and who is present at the annual general meeting will be entitled to act as proxy to the exclusion of those whose names follow.

2. A member's voting instructions to the proxy must be indicated by the insertion of an "X", or the number of votes exercisable by that member, in the appropriate spaces provided overleaf. Failure to do so will be deemed to authorise the proxy to vote or to abstain from voting at the annual general meeting as he/she thinks fit in respect of all the member's exercisable votes. A member or his/her proxy is not obliged to use all the votes exercisable by him/her or by his/her proxy, but the total number of votes cast, or those in respect of which abstention is recorded, may not exceed the total number of votes exercisable by the member or by his/her proxy.

3. A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the transfer secretaries.

4. To be valid, the completed forms of proxy must be lodged with the transfer secretaries of the Company, Computershare Investor Services 2004 (Pty) Limited at 70 Marshall Street, Johannesburg, 2001, South Africa, or posted to the transfer secretaries at PO Box 61051, Marshalltown, 2107, South Africa, to be received by them not later than Monday, 20 August 2007, at 15:30 (South African time).

5. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the transfer secretaries or waived by the chairman of the annual general meeting.

6. The completion and lodging of this form of proxy will not preclude the relevant member from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such member wish to do so.

7. The completion of any blank spaces overleaf need not be initialled. Any alterations or corrections to this form of proxy must be initialled by the signatory/ies.

8. The chairman of the annual general meeting may accept any form of proxy which is completed other than in accordance with these instructions provided that he is satisfied as to the manner in which a member wishes to vote.

# Remgro
## Limited

# 2008

# CONTENTS

REMGRO LIMITED
Incorporated in the Republic of South Africa   Registration number 1968/006415/06   ISIN zae000026480   Share code REM

# Remgro
## Limited

### INVESTMENT PHILOSOPHY

REMGRO invests in businesses that can deliver superior growth in earnings and dividends over the long term. This involves the acquisition of meaningful interests in companies that have sound management and have the ability to generate strong cash returns and growth. Remgro forges strategic alliances on a partnership basis and endeavours to add value where possible. The purpose is to ensure excellent returns to shareholders by way of dividend and capital growth.

### GROUP PROFILE

REMGRO LIMITED is an investment holding company established with effect from 1 April 2000, after the restructuring of the former Rembrandt Group Limited. The Group's interests consist of investments in tobacco products, banking and financial services, printing and packaging, motor components, glass products, medical services, mining, petroleum products, food, wine and spirits and various other trade mark products.

The Company's activities are concentrated mainly on the management of investments and the provision of support rather than on being involved in the day-to-day management of business units of investees.

Subsidiaries not wholly owned are mainly listed companies with independent boards of directors on which this Company has non-executive representation. Non-subsidiary investments comprise both listed and unlisted companies not controlled by this Company and which are mostly associated companies due to significant influence and Board representation.



## ASSOCIATED COMPANIES AND OTHER

### TOBACCO INTERESTS
- British American Tobacco     10.6%

### FINANCIAL SERVICES
- RMB Holdings     25.0%
- FirstRand     9.3%

### INDUSTRIAL INTERESTS
- Air Products SA     50.0%
- Distell     29.4%
- Dorbyl     41.4%
- Kagiso Trust Investments     41.8%
- Medi-Clinic     45.9%
- Nampak     13.3%
- PGSI     28.5%
- Total South Africa     24.9%
- Unilever South Africa Holdings     25.8%

### MINING INTERESTS
- Trans Hex     28.5%
- Implats     4.4%

### OTHER INTERESTS
- Business Partners     21.1%
- Xiocom     44.4%

## SUBSIDIARY COMPANIES

### INDUSTRIAL INTERESTS
- Tsb Sugar     100.0%
- Wispeco     100.0%
- Rainbow     74.0%

### CORPORATE AND OTHER INTERESTS
- Remgro Finance Corporation     100.0%
- M&I Group Services     100.0%
- Remgro Investments – Jersey     100.0%

*Percentages represent the direct interests held.*
*Annexures A and B provide further information of subsidiary companies and investments.*

# GROUP STRUCTURE

## INFORMATION ON THE COMPANIES IN WHICH INVESTMENTS ARE HELD

## ASSOCIATED COMPANIES AND OTHER

### TOBACCO INTERESTS



British American Tobacco

**EFFECTIVE INTEREST: 10.6%**

- Listed on the London Stock Exchange.
- Chief Executive Officer: P Adams
- Produces high-quality tobacco products for a diverse, worldwide market. The company is involved from the planting and growing of tobacco crops to the marketing of the products.
- Interest is represented by a one-third shareholding in the ordinary shares and a 100% shareholding in the "2005" participating securities of R&R Holdings SA (R&R). The other two-thirds shareholding in R&R is held by Compagnie Financière Richemont SA.
- R&R holds a 30% share in BAT.
- Market capitalisation at 31 March 2008: £38 126 million
- Website: www.bat.com

### FINANCIAL SERVICES



RMB Holdings

**EFFECTIVE INTEREST: 25.0%**

- Listed on the JSE Limited.
- Chief Operating Officer: P Cooper
- RMBH's interests are:
  - FirstRand Limited (33%)
  - RMB Structured Insurance Limited (81%)
  - OUTsurance Limited (62%)
  - Glenrand M.I.B Limited (16%)
  - Discovery Holdings Limited (27%)
- Market capitalisation at 31 March 2008: R29 623 million
- Website: www.rmbh.co.za



FirstRand

**EFFECTIVE INTEREST: 9.3%**

*(excluding indirect interest held through RMB Holdings)*

- Listed on the JSE Limited.
- Chief Executive Officer: P K Harris
- The FirstRand group of companies is involved in the financial service activities, including retail, corporate, investment and merchant banking, short-term insurance, life insurance, employee benefits and asset management.
- The banking and insurance activities are represented by the wholly owned subsidiaries FirstRand Bank Holdings Limited and Momentum Group Limited respectively.
- Market capitalisation at 31 March 2008: R90 192 million
- Website: www.firstrand.co.za

### MINING INTERESTS



Trans Hex

**EFFECTIVE INTEREST: 28.5%**

- Listed on the JSE Limited.
- Chief Executive Officer: L Delport
- Exploration for, and mining and marketing of land and marine diamonds.
- Market capitalisation at 31 March 2008: R1 113 million
- Website: www.transhex.co.za



IMPLATS Distinctly Platinum

**EFFECTIVE INTEREST: 4.4%**

- Listed on the JSE Limited.
- Chief Executive Officer: D H Brown
- Implats is a fully integrated mining and metallurgical organisation, which markets refined platinum group metals for global markets and is one of the world's largest platinum recyclers.
- Market capitalisation at 31 March 2008: R197 684 million
- Website: www.implats.co.za

## ASSOCIATED COMPANIES AND OTHER

### INDUSTRIAL INTERESTS



**EFFECTIVE INTEREST: 50.0%**

- Unlisted
- Chief Executive Officer: M Hellyar
- Air Products SA produces oxygen, nitrogen, argon, hydrogen and carbon dioxide for sale in gaseous form by pipeline under long-term contracts to major industrial users, as well as the distribution of industrial gases and chemicals for sale, together with ancillary equipment, to the merchant market.
- The other 50% of the ordinary shares is held by Air Products and Chemicals Incorporated, a USA company.
- Website: www.airproducts.co.za



**EFFECTIVE INTEREST: 45.9%**

- Listed on the JSE Limited.
- Chief Executive Officer: L J Alberts
- Medi-Clinic's business consists of the provision of comprehensive, high-quality hospital services on a cost-effective basis in Southern Africa, the United Arab Emirates and Switzerland.
- Market capitalisation at 31 March 2008: R11 682 million
- Website: www.mediclinic.co.za



**EFFECTIVE INTEREST: 41.4%**

- Listed on the JSE Limited.
- Chief Executive Officer: R F Röhrs
- Dorbyl is an industrial group in the automotive engineering industry. The company specialises in the production and assembly of a wide range of vehicle components.
- Market capitalisation at 31 March 2008: R273 million
- Website: www.dorbyl.co.za



**EFFECTIVE INTEREST: 29.4%**

- Listed on the JSE Limited.
- Chief Executive Officer: J J Scannell
- Distell produces and markets fine wines, spirits and flavoured alcoholic beverages, in South Africa with an increasing international profile.
- Interest is represented by a 50% shareholding in Remgro-KWV Investments Limited, which held a 59% share in Distell at 31 March 2008.
- Market capitalisation at 31 March 2008: R10 234 million
- Website: www.distell.co.za



**EFFECTIVE INTEREST: 41.8%**

- Unlisted
- Chief Executive Officer: J J Njeke
- Kagiso Trust Investments ("Kagiso") is an established black economic controlled company with a focus on investment banking services, media and strategic investments. Kagiso has an investment portfolio and strategy that is complementary to that of Remgro.
- Website: www.kagiso.com



**EFFECTIVE INTEREST: 24.9%**

- Unlisted
- Chief Executive Officer: J Royére
- Subsidiary of Total (France). Total South Africa's business is the refining and marketing of petroleum and petroleum products in South Africa. It distributes to neighbouring NBLS countries. It has a 36% interest in National Petroleum Refiners of S.A. (Pty) Limited (Natref).
- Website: www.total.co.za



**EFFECTIVE INTEREST: 13.3%**

- Listed on the JSE Limited.
- Chief Executive Officer: G E Bortolan
- Nampak is Africa's largest and most diversified packaging manufacturer, with operations in the United Kingdom and Europe. It produces a wide variety of packaging products from metals, paper, plastic and glass and is the largest manufacturer and distributor of tissue paper products.
- Market capitalisation at 31 March 2008: R10 785 million
- Website: www.nampak.com



**EFFECTIVE INTEREST: 25.8%**

- Unlisted
- Chief Executive Officer: Mrs G A Klintworth
- The Unilever venture manufactures and markets an extensive range of food and home and personal care products, while enjoying market leadership in most of its major categories. Well-known brands include *Robertsons*, *Rama*, *Flora*, *Lipton*, *Joko*, *Mrs Ball's*, *Sunlight*, *Omo*, *Surf*, *Vaseline* and *Lux*.
- Website: www.unilever.co.za



**EFFECTIVE INTEREST: 28.5%**

- Unlisted
- Chief Executive Officer: S Jennings
- PGSI holds an interest of 100% in PG Group.
- The PG Group is South Africa's leading integrated glass business that manufactures, distributes and installs high-performance automotive and building glass.
- Website: www.pggroup.co.za

## ASSOCIATED COMPANIES AND OTHER

## SUBSIDIARY COMPANIES

### OTHER INTERESTS

### INDUSTRIAL INTERESTS

### CORPORATE AND OTHER INTERESTS

**Business PARTNERS**
Investing in Entrepreneurs

#### EFFECTIVE INTEREST: 21.1%

- Unlisted
- Chief Executive Officer: J Schwenke
- Business Partners is a specialist investment company providing customised and integrated investments, mentorship and property management services for small and medium enterprises in South Africa.
- Website: www.businesspartners.co.za

**XIOCOM**

#### EFFECTIVE INTEREST: 44.4%

- Unlisted
- Chief Executive Officer: J D Spence
- Xiocom is a newly established USA company that specialises in the deployment and operation of wireless broadband networks.
- Website: www.xiocom.com

**Tsb Sugar**

#### EFFECTIVE INTEREST: 100.0%

- Unlisted
- Chief Executive Officer: H Snyman
- Tsb Sugar is involved in cane growing and the production, transport and marketing of sugar and animal feed. Citrus is also grown on the company's estates.
- Website: www.tsb.co.za

**WISPECO Aluminium**

#### EFFECTIVE INTEREST: 100.0%

- Unlisted
- Managing Director: H Rolfes
- Wispeco's main business is the extrusion of aluminium profiles used mainly in the building, engineering and durable goods sectors.
- Website: www.wispeco.co.za

**RAINBOW**

#### EFFECTIVE INTEREST: 74.0%

- Listed on the JSE Limited.
- Chief Executive Officer: M Dally
- Rainbow is the holding company of one principal operating subsidiary, which is a vertically integrated chicken producer.
- Market capitalisation at 31 March 2008: R4 234 million
- Website: www.rainbowchicken.co.za

REMGRO FINANCE CORPORATION LIMITED, M&I GROUP SERVICES LIMITED and REMGRO INVESTMENTS LIMITED – JERSEY

#### EFFECTIVE INTEREST: 100.0%

- Unlisted companies
- Responsible for Remgro's central treasury function as well as management and support services.

**Remgro Limited**

| | **2008** | 2007 | *%*<br>*change* |
|---|---|---|---|
| HEADLINE EARNINGS PER SHARE –<br>excluding non-recurring portion of BEE costs | **1 700.7c** | 1 453.6c | *17.0* |
| HEADLINE EARNINGS PER SHARE | **1 692.8c** | 1 453.6c | *16.5* |
| EARNINGS PER SHARE | **2 095.7c** | 1 464.2c | *43.1* |
| HEADLINE EARNINGS –<br>excluding non-recurring portion of BEE costs | **R8 028m** | R6 892m | *16.5* |
| HEADLINE EARNINGS | **R7 991m** | R6 892m | *15.9* |
| EARNINGS − net profit for the year | **R9 893m** | R6 942m | *42.5* |
| **Dividends per share** | | | |
| Ordinary | **510.00c** | 434.00c | *17.5* |
| – Interim | **180.00c** | 153.00c | *17.6* |
| – Final | **330.00c** | 281.00c | *17.4* |
| **Net asset value per share**<br>(attributable to own members) | | | |
| – at intrinsic value | **R253.67** | R221.00 | *14.8* |
| Tobacco interests | **R146.07** | R110.56 | *32.1* |
| Other investments | **R107.60** | R110.44 | *(2.6)* |
| **Exchange rates**<br>SA rand/pound sterling exchange rate | | | |
| – weighted average for the financial year | **14.2882** | 13.2898 | |
| – at 31 March | **16.0290** | 14.3449 | |
| **Stock exchange prices**<br>Closing price per share at 31 March | **R195.93** | R181.00 | *8.2* |

DIVIDEND COVER



| JSE Limited | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|---|
| Weighted number of Remgro ordinary shares in issue – excluding the unlisted B ordinary shares ('000) | 436 547 | 438 617 | 447 648 | 461 786 | 467 774 | 481 011 |
| Market capitalisation at 31 March (R million) – Ordinary shares only | 87 973 | 81 233 | 60 588 | 45 633 | 35 028 | 25 030 |
| Price (cents per share) | | | | | | |
| – 31 March | 19 593 | 18 100 | 13 500 | 9 380 | 7 200 | 5 145 |
| – Highest | 20 700 | 18 294 | 13 800 | 9 701 | 7 495 | 7 399 |
| – Lowest | 17 200 | 12 200 | 9 150 | 6 980 | 5 150 | 5 145 |
| Number of shares traded ('000) | 289 937 | 236 577 | 284 396 | 187 389 | 187 231 | 216 082 |
| Value of shares traded (R million) | 53 841 | 35 509 | 32 732 | 15 553 | 11 785 | 14 105 |
| Shares traded/weighted number of ordinary shares (%) | 66.4 | 53.9 | 63.5 | 40.6 | 40.0 | 44.9 |
| Number of transactions | 201 515 | 126 747 | 100 309 | 64 707 | 54 055 | 58 873 |

REMGRO SHARE PRICE



| R million | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|
| Profit before taking into account the following | 1 578 | 1 476 | 1 938 | 1 384 | 1 292 | 1 209 | 734 |
| Non-recurring and capital items and impairments | 1 684 | 51 | 3 165 | 2 216 | (132) | 1 055 | (158) |
| Consolidated profit before tax | 3 262 | 1 527 | 5 103 | 3 600 | 1 160 | 2 264 | 576 |
| Taxation | (419) | (403) | (857) | (417) | (397) | (394) | (173) |
| Consolidated profit after tax | 2 843 | 1 124 | 4 246 | 3 183 | 763 | 1 870 | 403 |
| Share in after-tax profit of associated companies and joint ventures | 7 210 | 6 003 | 4 354 | 5 742 | 3 177 | 7 262 | 3 255 |
| Profit before taking into account the following | 7 086 | 5 995 | 4 428 | 4 514 | 4 164 | 4 421 | 3 881 |
| Non-recurring and capital items and impairments | 124 | 8 | (74) | 1 228 | (987) | 2 841 | (626) |
| Net profit after tax | 10 053 | 7 127 | 8 600 | 8 925 | 3 940 | 9 132 | 3 658 |
| Minority interest | (160) | (185) | (398) | (407) | (335) | (446) | (151) |
| **Attributable net profit for the year** | 9 893 | 6 942 | 8 202 | 8 518 | 3 605 | 8 686 | 3 507 |
| **Headline earnings** | 7 991 | 6 892 | 5 084 | 4 998 | 4 687 | 4 856 | 4 252 |
| Headline earnings per share (cents) | 1 692.8 | 1 453.6 | 1 052.3 | 1 005.0 | 931.3 | 940.1 | 814.5 |
| Headline earnings per share – excluding non-recurring portion of BEE costs (cents)* | 1 700.7 | 1 453.6 | 1 130.9 | 1 005.0 | 931.3 | 940.1 | 814.5 |
| Earnings per share (cents) | 2 095.7 | 1 464.2 | 1 697.6 | 1 712.9 | 716.3 | 1 681.6 | 671.8 |
| Dividends per share (cents) | | | | | | | |
| – Ordinary | 510.00 | 434.00 | 361.00 | 314.00 | 285.00 | 248.00 | 206.00 |
| – Special | | | 400.00 | 600.00 | 200.00 | | 100.00 |

The figures for 2005 above have been restated in terms of IFRS. Figures for the years before 2005 have not been adjusted.

\* *During the 2006 financial year, various companies in the Group concluded black economic empowerment (BEE) transactions. Due to the material effect that the accounting treatment of these transactions had on Remgro's results, headline earnings per share in the 2006 financial year were also presented excluding the non-recurring portion of BEE costs. During the year under review, Rainbow Chicken Limited also concluded a BEE transaction and accordingly headline earnings per share are again presented excluding the non-recurring portion of BEE costs.*

REMGRO'S RELATIVE SHARE PERFORMANCE (BASED ON INDEX OF 100 AS ON 26 SEPTEMBER 2000)



| R million | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|
| **BALANCE SHEETS** | | | | | | | |
| Property, plant and equipment | **2 668** | 2 564 | 2 444 | 4 120 | 3 515 | 3 253 | 2 083 |
| Investments – Associated companies | **43 175** | 33 033 | 26 098 | 28 201 | 22 737 | 19 844 | 16 984 |
| Other non-current assets | **9 039** | 6 802 | 4 584 | 2 645 | 2 106 | 3 607 | 2 831 |
| Current assets | **6 945** | 7 460 | 8 210 | 4 773 | 5 372 | 4 079 | 4 435 |
| **Total assets** | **61 827** | 49 859 | 41 336 | 39 739 | 33 730 | 30 783 | 26 333 |
| Total equity | **57 875** | 46 427 | 38 090 | 36 844 | 31 411 | 28 981 | 24 991 |
| Non-current liabilities | **1 872** | 1 580 | 1 144 | 866 | 685 | 472 | 244 |
| Current liabilities | **2 080** | 1 852 | 2 102 | 2 029 | 1 634 | 1 330 | 1 098 |
| **Total equity and liabilities** | **61 827** | 49 859 | 41 336 | 39 739 | 33 730 | 30 783 | 26 333 |
| **Net asset value per share (Rand)** (attributable to own members) | | | | | | | |
| – at book value | **121.11** | 96.69 | 78.14 | 71.51 | 59.26 | 54.19 | 46.10 |
| – at intrinsic value | **253.67** | 221.00 | 157.59 | 119.97 | 100.36 | 77.23 | 89.50 |
| **CASH FLOW STATEMENTS** | | | | | | | |
| Cash generated from operations | **1 232** | 1 666 | 1 474 | 1 566 | 1 383 | 1 055 | 618 |
| Cash flow generated from returns on investments | **3 801** | 3 040 | 4 200 | 2 670 | 2 013 | 2 542 | 1 697 |
| Taxation paid | **(497)** | (676) | (369) | (546) | (363) | (220) | (111) |
| Cash available from operating activities | **4 536** | 4 030 | 5 305 | 3 690 | 3 033 | 3 377 | 2 204 |
| Dividends paid | **(2 252)** | (3 813) | (4 676) | (2 642) | (1 438) | (1 765) | (968) |
| Cash flow from operating activities | **2 284** | 217 | 629 | 1 048 | 1 595 | 1 612 | 1 236 |
| Net investing activities | **(3 438)** | (1 725) | 3 364 | (2 203) | (528) | (1 943) | (201) |
| Net financing activities | **84** | 70 | 99 | 9 | 62 | (82) | (158) |
| Net increase/(decrease) in cash and cash equivalents | **(1 070)** | (1 438) | 4 092 | (1 146) | 1 129 | (413) | 877 |

The figures for 2005 above have been restated in terms of IFRS. Figures for the years before 2005 have not been adjusted.

CASH MOVEMENT AT THE HOLDING COMPANY ("CASH AT THE CENTRE") (R MILLION)



## NON-EXECUTIVE DIRECTORS

**J P Rupert (58)**
*Chairman*



**Directorships:** *Executive Chairman of Compagnie Financière Richemont SA and Richemont Société Anonyme and Non-executive Chairman of VenFin Limited and Chairman of Business Partners Limited.*

**E de la H Hertzog (58)**
*Deputy Chairman*



**Directorships:** *Chairman of Medi-Clinic Corporation Limited. Serves on the Board of Distell Group Limited, Total South Africa (Pty) Limited and Trans Hex Group Limited.*

**P E Beyers (58)**



**Directorships:** *Distell Group Limited, Unilever South Africa Holdings (Pty) Limited and Sports Science Institute of South Africa.*

**J W Dreyer (57)**



**Directorship:** *RMB Holdings Limited.*

**J Malherbe (52)**



**Directorships:** *Executive Deputy Chairman of VenFin Limited. Serves on the Board of Dimension Data Holdings Plc, Datacraft Asia Limited, e.tv (Pty) Limited, Psitek (Pty) Limited, Xiocom Wireless, Inc. and Specpharm Holdings (Pty) Limited.*

## EXECUTIVE DIRECTORS

**M H Visser (54)**
*Chief Executive Officer*
Qualification: *BComm (Hons), CA(SA)*
Years of service with the Group: *28*



**Directorships:** *British American Tobacco Plc, Distell Group Limited, Kagiso Trust Investments (Pty) Limited, Nampak Limited, Medi-Clinic Corporation Limited, Unilever South Africa Holdings (Pty) Limited, PGSI Limited and Chairman of Rainbow Chicken Limited.*

**W E Bührmann (53)**
*Investments*
Qualification: *BComm, CA(SA)*
Years of service with the Group: *21*



**D M Falck (62)**
*Group Finance*
Qualification: *CA(SA)*
Years of service with the Group: *36*
Retired: 18 June 2008



**Directorships:** *RMB Holdings Limited, FirstRand Limited, FirstRand Bank Holdings Limited, Total South Africa (Pty) Limited and Trans Hex Group Limited.*

**L Crouse (55)**
*Group Finance*
Qualification: *CA(SA)*
Appointed: 18 June 2008



**J A Preller (Mrs) (58)**
*Corporate Affairs*
Qualification: *BEcon*
Years of service with the Group: *36*



**T van Wyk (60)**
*Investments*
Qualification: *BComm, LLB, LLM, H Dip Tax*
Years of service with the Group: *18*



**Directorships:** *Air Products SA (Pty) Limited, Dorbyl Limited, Kagiso Trust Investments (Pty) Limited, Momentum Group Limited, Tsb Sugar Holdings (Pty) Limited, Chairman of Wispeco Holdings Limited and Deputy Chairman of Business Partners Limited.*

## INDEPENDENT NON-EXECUTIVE DIRECTORS

**G D de Jager (57)**  **Directorships:** *Anglo Suisse Investment Holdings Limited, and Sharp Interpack Limited.*

**P K Harris (58)**  **Directorships:** *Chief Executive Officer of FirstRand Limited and director of RMB Holdings Limited and Momentum Group Limited.*

**M M Morobe (51)**  **Directorships:** *Chief Executive Officer of Kagiso Media Limited and director of Kagiso Media Limited group of companies, City Year South Africa, Johannesburg Housing Company, Resolve Group (Pty) Limited and Tokiso Commercial (Pty) Limited.*

**D Prins (60)**

**M Ramos (Miss) (49)**  **Directorships:** *Chief Executive Officer of Transnet Limited and director of SABMiller plc and Sanlam Limited.*

**F Robertson (53)**  **Directorships:** *Executive Deputy Chairman of Brimstone Investment Corporation Limited and Chairman of Lion of Africa Insurance Company Limited and Lion of Africa Life Assurance Company Limited.*

## MEMBERS OF COMMITTEES

### EXECUTIVE COMMITTEE
M H Visser (Chairman)
W E Bührmann
L Crouse (since 18 June 2008)
D M Falck (until 18 June 2008)
J A Preller
T van Wyk

### AUDIT AND RISK COMMITTEE
D Prins (Chairman)
G D de Jager
F Robertson

### REMUNERATION AND NOMINATION COMMITTEE
J P Rupert (Chairman)
G D de Jager
P K Harris
F Robertson

## INTRODUCTION

The South African economy registered a 5.1% real GDP growth rate in 2007, in line with the average growth tempo over the period since 2004. A particularly encouraging development during the course of 2007 was the strong fixed investment momentum in the economy, both in the private and the public sector. Outside of the residential sector, private fixed investment grew by no less than 16% during the final quarter of 2007.

On the other hand it was clear that household budgets came under increasing pressure towards the end of the year due to the impact of higher inflation and interest rates since 2006. The consumer boom over the 2004-07 period, where real household consumption spending grew by average annual growth rates in the region of 7-8%, has probably come to an end. The consumer sector is facing a period of cyclical adjustment.

The cyclical slowdown in the economy is reflected in lower business and consumer confidence levels. Confidence took a serious knock during the first quarter of 2008, not only as the cyclical slowdown in the economy intensified, but also due to three exogenous headwinds. Firstly, the global economic slowdown triggered by the US sub-prime financial crisis and reinforced by the explosion in commodity prices (food, oil and industrial raw materials). Secondly, the local electricity supply crunch, which broke out in full force at the end of January when South Africa's mines were closed for five working days in order to stabilise the grid. Economic life in South Africa is adjusting to scheduled load shedding and power rationing and households, industry and commerce are facing steep increases in electricity prices. Thirdly, the return of political uncertainty in the wake of the Polokwane ANC National Conference where the ANC leadership was radically changed.

The business environment has therefore become substantially more challenging. Whilst the USA is probably entering recession, the global economy is still expected to avoid recession, mainly due to economic resilience in Europe and – to a lesser extent – in Japan, as well as sustained robust growth in emerging economies, led by China. Domestically, inflation hit double digit figures early in 2008 despite interest rates having increased by 450 basis points between June 2006 and April 2008. This reflects the impact of the supply shocks to inflation, driven by escalating food and energy prices. This is a global phenomenon and a major challenge to central banks. It is possible that domestic interest rates increase further as the rolling supply shocks to inflation are fed into inflation expectations and so-called second round effects. This threatens the outlook for trend inflation and longer term economic growth.

Due to the slowing domestic growth momentum and heightened uncertainties, combining with the increased risk aversion of international investors related to global financial instability, the rand has come under pressure. The deficit on the current account of the balance of payments widened to 7.3% of GDP last year. While the rand's depreciation has added to inflationary pressures, it is contributing to a recovery in export growth while import growth is flattening off. A better balance between export and import growth already evident in 2007, combined with strong public sector infrastructure fixed investment spending will prove key supports in terms of aggregate real GDP growth in the current environment where the domestic market has come under substantial pressure.

Given the broader picture, a slowdown to a 3-3½% average real GDP growth rate over the short term (2008/09) will by no means be disastrous, but should rather be seen as an opportunity to find new balance, to reduce excessive debt levels, to increase productivity and to address the infrastructure bottlenecks in the South African economy.

## HEADLINE EARNINGS

Total headline earnings for the year to 31 March 2008 increased by 15.9% from R6 892 million to R7 991 million. Headline earnings per share, however, increased by 16.5% from 1 453.6 cents to 1 692.8 cents due to the favourable impact of the share repurchase programme in the previous year. During the year under review Rainbow Chicken Limited concluded a black economic empowerment (BEE) transaction. The accounting treatment of this transaction resulted in a non-recurring charge of R37 million (Remgro's share), or 7.9 cents per share, against headline earnings for the year under review. Due to this reason headline earnings per share, and its year-on-year comparison, are also presented excluding the non-recurring portion of BEE costs.

Excluding Remgro's share of the non-recurring portion of BEE costs, headline earnings and headline earnings per share increased by 16.5% and 17.0% respectively.

**CONTRIBUTION TO HEADLINE EARNINGS**

|  | Year ended 31 March | | | | |
|---|---|---|---|---|---|
|  | Non-recurring portion of BEE costs included | | Non-recurring portion of BEE costs excluded | | |
|  | **2008** **R million** | % change | **2008** **R million** | % change | 2007 R million |
| Tobacco interests | **3 579** | 20.7 | **3 579** | 20.7 | 2 964 |
| Financial services | **2 120** | 35.2 | **2 120** | 35.2 | 1 568 |
| Industrial interests | **1 895** | (1.5) | **1 932** | 0.4 | 1 924 |
| Mining interests | **264** | 70.3 | **264** | 70.3 | 155 |
| Corporate finance and other interests | **133** | (52.7) | **133** | (52.7) | 281 |
|  | **7 991** | 15.9 | **8 028** | 16.5 | 6 892 |

In 2007 headline earnings was impacted favourably by foreign currency gains amounting to R65 million relating to intergroup balances, as well as the accounting recognition of a pension fund surplus amounting to R70 million following the finalisation of a surplus allocation process. Excluding these items, as well as Remgro's share of the non-recurring BEE costs accounted for during the year under review, Remgro's headline earnings and headline earnings per share increased by 18.8% and 19.3% respectively.

*The following commentary, comparing the results to those of the previous year, is based on headline earnings excluding the non-recurring portion of BEE costs.*

The contribution of the tobacco interests, which represents 44.6% (2007: 43.0%) of headline earnings, increased by 20.7%. In sterling, R&R Holdings SA, Luxembourg's (R&R) contribution increased by 12.6%.

Currency movements continued to impact the tobacco interests' contribution to the Group's earnings materially. Due to the weaker rand, the positive currency impact on translation of R&R's contribution to headline earnings (consisting mainly of equity accounted income from BAT) was R250 million during the year under review, compared to R420 million in 2007, as set out in the table below.

|  | Year ended 31 March | |
|---|---|---|
|  | **2008** | 2007 |
| Average exchange rate (R/£) | **14.2882** | 13.2898 |
| Closing exchange rate (R/£) | **16.0290** | 14.3449 |
| R&R's contribution (£'m) | **251** | 223 |
| R&R's contribution (R'm) | **3 579** | 2 964 |
| Favourable currency impact (R'm) | **250** | 420 |

The combined contribution of FirstRand and RMBH to Remgro's headline earnings from financial services amounted to R2 120 million (2007: R1 568 million). The increase of 35.2% can be attributed mainly to good performances in the retail, corporate and investment banking segments during the twelve months ended 31 December 2007.

The contribution of the industrial interests to headline earnings increased by 0.4% to R1 932 million (2007: R1 924 million). Kagiso Trust Investments (KTI) reported lower results, with a contribution to headline earnings amounting to R88 million (2007: R307 million). During the previous financial year KTI's results were favourably impacted by a fair value adjustment relating to its holding of Metropolitan Holdings Limited preference shares, amounting to R390 million, as well as certain non-recurring profits. During the year under review KTI's fair value adjustment referred to above amounted to only R38 million. Rainbow's contribution to Remgro's headline earnings increased from R293 million in 2007 to R414 million. This increase can be attributed to earnings growth by Rainbow, as well as Remgro's increased shareholding in Rainbow resulting from the offer to Rainbow minorities concluded during June 2007. Distell reported good results with a contribution to headline earnings amounting to R261 million (2007: R210 million), while Nampak reported improved results with a contribution to headline earnings amounting to R163 million (2007: R125 million). Medi-Clinic's contribution to Remgro's headline earnings amounted to R285 million (2007: R278 million), while the Plate Glass group contributed R22 million to headline earnings for the five months since acquisition.

Mining interests' contribution to headline earnings increased by 70.3% to R264 million (2007: R155 million). Dividends received from Implats amounted to R267 million (2007: R147 million). Trans Hex reported a headline loss of R8 million for the year under review (2007: R23 million profit). Remgro's share of this loss amounted to R3 million (2007: R8 million profit).

## EARNINGS
Total earnings increased by 42.5% to R9 893 million (2007: R6 942 million), mainly as a result of a capital gain amounting to R1 167 million realised on the restructuring of Remgro's interest in Unilever, as well as the earnings growth of the underlying investments.

## CASH EARNINGS
Attributable cash earnings (excluding the Group's share of net profits retained by associated companies and joint ventures), before impairments and non-recurring and capital items, increased by 29.6% from R3 660 million to R4 743 million, mainly as a result of an increase in dividends received from associated companies. The latter amounted to R3 380 million compared to R2 580 million in 2007. This increase was mainly due to higher dividends from R&R.

## REPURCHASE OF REMGRO SHARES
At 31 March 2008, 8 554 019 Remgro ordinary shares (1.9%) were held as treasury shares (31 March 2007: 8 554 019 shares). No shares were repurchased by the Company or any wholly owned subsidiary company during the year under review.

The Remgro Share Trust purchased 150 566 (2007: 563 000) Remgro ordinary shares during the year under review at an average price of R189.19 (2007: R132.68) for a total amount of R28.5 million (2007: R74.7 million), while 126 383 (2007: 262 016) shares were delivered to participants against payment of the purchase price.

## DIVIDENDS

Ordinary dividends of 510.00 cents per share were declared for the year, compared to 434.00 cents the previous year. This represents an increase of 17.5%. The dividend is covered 3.3 times by headline earnings and 2.0 times by cash earnings, against 3.4 times and 1.8 times respectively the previous year.

## INTRINSIC VALUE

The intrinsic net asset value of the Group includes valuations of all investments, incorporating subsidiary and associated companies and joint ventures, either at listed market value or, in the case of unlisted investments, at directors' valuation. The net assets of wholly owned non-investment subsidiary companies, consisting mainly of monetary items, are included at book value.

The following factors are taken into account in determining the directors' valuation of unlisted investments:

- Market value and earnings yield of similar listed shares, taking into account that the marketability of unlisted investments is limited and, in some cases, also the tradeability
- Growth potential and risk
- Underlying net asset value
- Profit history and
- Cash flow projections

The intrinsic net asset value at the end of March 2008 amounted to R253.67 per share. A schedule, setting out the analysis of the intrinsic net asset value per share at 31 March 2008 and 2007, is included at the end of the investment review.

The cash at the centre differs from the cash in the balance sheet. The first-mentioned comprises the following:

|  | 2008 R million | 2007 R million |
|---|---|---|
| Per balance sheet | 3 934 | 5 004 |
| Less: Cash of other operating subsidiaries | (661) | (647) |
| Cash at the centre | 3 273 | 4 357 |
| – Local | 619 | 1 220 |
| – Offshore | 2 654 | 3 137 |

Cash held by associated companies are not included. For information, R&R's cash and cash equivalents attributable to Remgro at 31 March 2008, amounted to £152 million or R2 433 million (2007: £150 million or R2 151 million).

The tables below compare the relative performance of the Remgro intrinsic net asset value per share with certain selected JSE indices. No account has been taken of dividends paid by Remgro.

| | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|---|
| Intrinsic net asset value – | | | | | | |
| Rand per share | 253.67 | 221.00 | 157.59 | 119.97 | 100.36 | 77.23 |
| JSE – All share index | 29 588 | 27 267 | 20 352 | 13 299 | 10 693 | 7 680 |
| – Fin & Ind 30 index | 23 868 | 24 960 | 19 491 | 13 477 | 9 953 | 6 682 |
| – Financial 15 index | 7 424 | 9 345 | 7 616 | 5 258 | 3 782 | 2 744 |
| – Resource 20 index | 64 543 | 50 018 | 34 923 | 21 585 | 19 961 | 15 763 |
| Remgro share price (Rand) | 195.93 | 181.00 | 135.00 | 93.80 | 72.00 | 51.45 |

| Relative performance | 1 year to 31 March 2008 (% year on year) | 5 years to 31 March 2008 (% comp p.a.) |
|---|---|---|
| Intrinsic net asset value | 14.8 | 26.8 |
| JSE – All share index | 8.5 | 30.9 |
| – Fin & Ind 30 index | (4.4) | 29.0 |
| – Financial 15 index | (20.5) | 22.0 |
| – Resource 20 index | 29.0 | 32.5 |
| Remgro share price | 8.2 | 30.6 |

The table below compares Remgro's internal rate of return (IRR) with that of certain selected JSE indices. For this purpose it has been assumed that dividends have been reinvested in either Remgro shares or in the particular index, depending on the case.

| | IRR From 26 September 2000 to 31 March 2008 (% comp p.a.) |
|---|---|
| JSE – All share index | 22.54 |
| – Fin & Ind 30 index | 13.77 |
| – Financial 15 index | 13.51 |
| – Resource 20 index | 31.58 |
| Remgro share | 29.50 |

*(Note: Only limited commentary is given for listed companies seeing that the information is generally available. The unlisted investments are dealt with in more detail.)*

## TOBACCO INTERESTS

CONTRIBUTION TO HEADLINE EARNINGS

|  | **2008** | 2007 |
|---|---|---|
|  | **R million** | R million |
| R&R Holdings | **3 579** | 2 964 |

### R&R HOLDINGS

Remgro's interest in British American Tobacco Plc (BAT) is represented by its one-third holding of the ordinary shares and all of the "2005" participation securities issued by R&R. This gives Remgro an effective interest of 10.6% in BAT at 31 March 2008 (2007: 10.4%). The balance of the ordinary share capital of R&R is held by Compagnie Financière Richemont SA.

There was no change in the number of BAT shares held by R&R. However, due to the positive effect of BAT's continuing share buy-back programme, R&R's interest in BAT increased to 30.0% at 31 March 2008 (2007: 29.4%).

R&R's share of BAT's earnings for the twelve months to 31 March 2008 is based on BAT's results for the year ended 31 December 2007 plus the results for the quarter to 31 March 2008 less the results for the quarter to 31 March 2007.

Remgro's share of R&R's headline earnings consists of 35.46% of R&R's share of the attributable profit of BAT and its share of R&R's non-BAT profit (this includes income attributable to its investment in the "2006" participation securities issued by R&R during March 2006).

|  | **2008** | 2007 |
|---|---|---|
|  | **£ million** | £ million |
| **Attributable profit of BAT before non-recurring and capital items** | **2 275** | 2 077 |
|  |  |  |
| R&R's share of the attributable profit of BAT: |  |  |
| – 29.62% to 29.97% (2007: 29.06% to 29.40%) | **679** | 607 |
| R&R's non-BAT income | **12** | 9 |
| **R&R's headline earnings for the year ended 31 March** | **691** | 616 |
|  |  |  |
| Remgro's share thereof: |  |  |
| – 35.46% of R&R's share of the attributable profit of BAT | **241** | 215 |
| – portion of R&R's non-BAT income | **10** | 8 |
|  | **251** | 223 |
|  | **R million** | R million |
| **Translated at an average R/£ rate of 14.2882 (2007: 13.2898)** | **3 579** | 2 964 |

BAT has a 31 December year-end and reports to its shareholders on a quarterly basis. The following commentary is condensed from BAT's annual report for the year ended 31 December 2007. More complete information in respect of BAT, including the annual and quarterly reports, is available from the BAT website at www.bat.com.

BAT's adjusted, diluted earnings per share, a good indicator of its underlying performance, grew by 11% to 108.53 pence per share, principally as a result of the strong growth in profit from operations, partly offset by the adverse impact from foreign exchange movements. Basic earnings per share were higher at 105.19 pence compared to the prior year of 92.08 pence.

BAT's cigarette sales volumes from subsidiaries for the year ended 31 December 2007 decreased by 1% to 684 billion, mainly as a result of the high level of trade buying in some markets at the end of 2006, supply chain disruptions in the Middle East and the loss of StiX in Germany. BAT's revenue increased by 3% to £10 018 million but, at comparable rates of exchange, would have increased by 5% as a result of more favourable pricing and an improving product mix.

Profit from operations was 11% higher at £2 905 million or 7% higher if exceptional items were excluded. However, profit from operations at comparable rates of exchange and excluding exceptional items, would have been 11% higher, with all regions contributing to this strong result.

In Europe, profit at £842 million was up £61 million or 8%, at both current and comparable rates of exchange, mainly as a result of higher margins in Russia, Romania, Hungary and Spain, which more than offset the impact of reduced volumes in a number of markets.

In Asia-Pacific, profit rose by £56 million to £672 million, mainly attributable to strong performances from Australasia, Vietnam, Pakistan and Bangladesh, despite the adverse impact of exchange rates. At comparable rates of exchange, profit would have increased by £66 million or 11%.

Profit in Latin America increased by £69 million to £680 million due to good performances in key markets such as Brazil and Venezuela, partly offset by lower profit in Mexico and the adverse impact of some weaker local currencies. At comparable rates of exchange, profit would have increased by £86 million or 14%.

Profit in the Africa and Middle East region was only £2 million higher at £470 million due to exchange rate movements. However, at comparable rates of exchange, profit would have increased by £53 million or 11% with strong performances from South Africa and Nigeria.

The profit from the America-Pacific region increased by £22 million to £446 million as a result of higher profit in local currency in Japan and Canada, partly offset by the impact of weaker exchange rates. At comparable rates of exchange, profit would have increased by £45 million or 11%.

BAT's associated companies comprise Reynolds American, ITC and Skandinavisk Tobakskompagni. BAT's share of the post-tax results of its associates increased by £11 million, or 3% to £442 million, after taxation of £246 million. Excluding exceptional items, BAT's share of the post-tax results of associates was £449 million. However, BAT's share of these results was particularly affected by the weakening of the average US dollar rate against sterling from 1.844 to 2.001 and, at comparable rates of exchange, the increase would have been 11%.

Recently, BAT announced an agreement to acquire 100% of the Skandinavisk Tobakskompagni's (ST) cigarette and snus business in exchange for its 32.25% holding in ST and payment of DKK11 384 million in cash. This transaction is subject to approval by the European Commission. ST accounts for more than 60% of cigarette sales in Scandinavia. In addition, BAT won the public tender for the cigarette assets of Tekel, the Turkish state owned tobacco company, with a bid of US$1 720 million (£860 million). On completion, which is expected later in 2008 and is subject to regulatory approvals, the acquisition will raise BAT's market share in Turkey, the eighth largest cigarette market in the world, to some 36% from just over 7% prior to acquisition.

## FINANCIAL SERVICES

CONTRIBUTION TO HEADLINE EARNINGS



| | 2008 R million | % | % Change | | | 2007 R million | % |
|---|---|---|---|---|---|---|---|
| FirstRand | 1 090 | 51 | 30 | | | 836 | 53 |
| RMBH | 1 030 | 49 | 41 | | | 732 | 47 |
| | 2 120 | 100 | 35 | | | 1 568 | 100 |

Both FirstRand Limited ("FirstRand") and RMB Holdings Limited ("RMBH") have June year-ends and therefore their results for the twelve months ended 31 December 2007 have been equity accounted in the Remgro results for the period under review.

### FirstRand – Listed

FirstRand's contribution to Remgro's headline earnings shown in the table above only represents Remgro's 9.3% direct interest in FirstRand and excludes the indirect contribution from FirstRand through Remgro's interest in RMBH.

FirstRand's latest results for the six months ended 31 December 2007 reported that headline earnings increased by 17% to R5 702 million (2006: R4 877 million). These results were achieved amidst continuing volatility in global and local equity markets, combined with rising inflation and interest rates.

The commercial bank, FNB, grew earnings by 25%. WesBank, the instalment finance business, continued to experience slowing retail asset growth and a significant increase in bad debts. Although Wesbank's corporate sales increased, earnings decreased by 14%. RMB, the investment bank, grew earnings by 8% despite a R760 million loss in the equity trading division. Momentum's insurance operations showed continued strong new business volumes resulting in earnings growth of 19%.

FirstRand warned that the outlook for the second half of its financial year ending on 30 June 2008 will be challenging as a result of the deteriorating macro-economic environment, both domestically and globally. Increased interest rates as well as food and fuel price inflation have negatively impacted consumers' affordability levels, particularly in the middle-income market segment. Whilst underlying growth in transactional activity remains strong, retail lending continues to slow down and impairment levels are increasing, impacting the FirstRand Group's earnings for the financial year to 30 June 2008. FirstRand expects that its diluted headline earnings per share will be at levels similar to the financial year ended 30 June 2007.

## RMBH – Listed

For the six months ended 31 December 2007, 86.3% (2006: 87.7%) of RMBH's headline earnings of R2 120 million was from FirstRand, while its other interests contributed 13.7% (2006: 12.3%). RMBH's other interests include OUTsurance Limited, RMB Structured Insurance Limited, Glenrand M.I.B Limited and Discovery Holdings Limited, in which RMBH acquired a direct interest of 25% as result of an unbundling of Discovery by FirstRand in November 2007.

OUTsurance posted excellent results for the six months ended 31 December 2007 with net earned premium income exceeding R1.6 billion, reflecting a 25% increase. An increase in new business volumes and the strong performance of its investment portfolio increased OUTsurance's headline earnings for the six-month period by 31% to R282 million (2006: R216 million). RMB Structured Insurance achieved muted growth in headline earnings of 10% while Glenrand M.I.B, nearing the completion of a restructuring process, reported a loss in challenging market circumstances. Discovery reported a 14% year-on-year increase in interim headline earnings of which R29 million was included in the results of FirstRand for the six months ended 31 December 2007.

## INDUSTRIAL INTERESTS
CONTRIBUTION TO HEADLINE EARNINGS



| | 2008 R million | % | % Change | | | 2007 R million | % |
|---|---|---|---|---|---|---|---|
| | 377 | 20 | 29 | | Rainbow | 293 | 15 |
| | 285 | 15 | 3 | | Medi-Clinic | 278 | 15 |
| | 261 | 14 | 24 | | Distell | 210 | 11 |
| | 229 | 12 | 9 | | Unilever | 210 | 11 |
| | 207 | 11 | (16) | | Total | 246 | 13 |
| | 163 | 9 | 30 | | Nampak | 125 | 6 |
| | 121 | 6 | 5 | | TSB Sugar | 115 | 6 |
| | 94 | 5 | 31 | | Air Products | 72 | 4 |
| | 88 | 5 | (71) | | KTI | 307 | 16 |
| | 64 | 3 | 2 | | Wispeco | 63 | 3 |
| | 22 | 1 | – | | PGSI | – | – |
| | (20) | (1) | (2 100) | | Dorbyl | 1 | – |
| | 4 | – | – | | Other | 4 | – |
| | 1 895 | 100 | (2) | | | 1 924 | 100 |

## Rainbow Chicken Limited ("Rainbow") – Listed

For the year ended 31 March 2008, Rainbow's headline earnings increased by 10.7% from R477.0 million to R528.1 million, but by 15.1% if income from a feed contamination claim of R28.4 million and the BEE expense of R49.4 million is excluded from headline earnings. This is a commendable result in the prevailing economic conditions.

Rainbow's total revenue increased by 25.9%, underpinned by a 21.5% growth in chicken revenue which contributed 77% of total revenue. Overall chicken sales volumes increased by 6.5%, while price increases enabled the company to recover some of the increased production costs. Chicken sales volume in the South African market is estimated to have grown by 6.0%.

On 18 March 2008, the Rainbow shareholders approved a broad-based BEE transaction in which the BEE partners acquired an effective 15% of Rainbow's entire issued share capital for R915.6 million. The cost of the BEE transaction to Rainbow's shareholders is calculated at R79.3 million of which R49.4 million has been expensed in the year under review. The BEE shares will be subject to restrictions on alienation and encumbrance for a period of 10 years.

Consumer spending is expected to soften over the next six months as a consequence of the higher inflation and interest rate environment. Maize and soya prices are also likely to remain at the current levels, translating into higher feed input costs. Other costs such as fuel, gas, coal, electricity and packaging have also been significantly impacted by inflationary and supply pressures. As in the year under review, it is unlikely that the anticipated production cost increases will be fully recovered from sales.

Rainbow remains focused on key strategic initiatives centred on its consumers and customers. Rainbow has continued to support and invest in its brands via television advertising and consumer-directed campaigns. The *Farmer Brown* brand was reintroduced with a recent national television advertisement that has refreshed the brand's image.

Rainbow's focus on innovation, differentiation and communication continues to prove successful. The level of innovation is planned to be stepped up in the 2009 financial year, with the focus on upper and middle income consumer brackets.

## Medi-Clinic Corporation Limited ("Medi-Clinic") – Listed

Medi-Clinic's turnover increased by 79% to R9 579 million (2007: R5 364 million) for the year under review, while headline earnings increased by 5% to R608 million (2007: R581 million). As a result of the various acquisitions during 2007/08 and the related financing thereof, the results of Medi-Clinic are not directly comparable to those of the previous period.

Medi-Clinic acquired 100% of Hirslanden Finanz AG ("Hirslanden"), the holding company of the largest private hospital group in Switzerland with effect from 26 October 2007. Hirslanden is the leading private hospital group in Switzerland, comprising 13 private acute-care facilities (1 301 beds). The purchase consideration of CHF2 556 million was financed through new debt of CHF2 450 million and a rights issue of R4 500 million. R500 million of the proceeds from the rights issue will be used to fund expansion opportunities in Medi-Clinic's Southern African operations. Since the effective date of the acquisition, Hirslanden's revenue included in Medi-Clinic's results was R3 041 million and operating income before interest, taxation, depreciation and amortisation ("EBITDA") was R708 million.

On 27 March 2007 Medi-Clinic's acquisition of a controlling share (50% plus 1 share) in Emirates Healthcare Holdings Limited became unconditional. Emirates Healthcare owns and operates the Welcare Hospital (120 beds) and is constructing the 210-bed City Hospital. This hospital should be operational in the third quarter of 2008. Emirates Healthcare also has the right to develop another hospital. This will make Emirates Healthcare the largest healthcare provider in Dubai. Turnover from the United Arab Emirates amounted to R482 million and contribution to headline earnings of R18 million was included in the results of Medi-Clinic.

Acquisitions during the year under review of operations in Southern Africa include a 51% interest in the 200-bed Protector Group and a 49% interest in the Tshwane Private Hospitals. Southern Africa revenue increased by 13% to R6 056 million (2007: R5 364 million) and EBITDA was 13% higher at R1 302 million (2007: R1 151 million). Excluding the capacity increase, Medi-Clinic's Southern Africa turnover increased by 12% (2007: 11%), partly due to an increase in both in-patient bed-days and average income per bed-day as well as a slight change in the case profile of patients treated.

During the next financial year, more than 50% of revenue and EBITDA will be derived from foreign operations.

## Distell Group Limited ("Distell") – Listed

Distell's financial year-end is 30 June. However, included in Remgro's headline earnings are the company's results for the twelve months ended 31 December 2007.

Distell reported that turnover grew by 12.9% (2006: 16.6%) to R4.8 billion (2006: R4.3 billion) on a sales volume increase of 7.6% for the six months ended 31 December 2007. Sales volume in the South African market increased by 5.4% (2006: 11.9%). International sales volume, excluding Africa, grew by 17.7% (2006: 3.3%), resulting in an increase of 20.7% in international turnover. Turnover derived from Africa, excluding South Africa, increased by 23.8% (2006: 16.3%) on sales volume growth of 19.7%.

The increase of 17.9% (2006: 30.2%) in Distell's headline earnings for the six-month period to R542 million (2006: R460 million) was largely due to continued productivity improvements and effective marketing campaigns.

## Unilever South Africa Holdings (Pty) Limited ("Unilever South Africa") – Unlisted

Unilever restructured its South African business on 1 October 2007 by merging the Foods, Ice-cream and Home and Personal Care businesses into one legal entity, Unilever South Africa. As part of the restructuring, Remgro's shareholding changed from 41% of Unilever Bestfoods Robertsons (Holdings) Limited LLC ("UBR"), to 25.75% of Unilever South Africa. Remgro effectively disposed of 15.25% of its interest in the South African foods business and its 41% interest in the Israel business of UBR and acquired a 25.75% interest in the Home and Personal Care business now part of Unilever South Africa. As part of the above restructuring, Unilever South Africa sold its exports business, Unilever Market Development South Africa (Pty) Limited, on 30 September 2007, for a profit of R54 million.

For the twelve months ended 31 March 2008, Remgro included in its headline earnings R228.5 million (2007: R210 million) of the earnings of Unilever.

The combined turnover for the businesses grew by 12% for the year ended 31 March 2008. This growth came predominantly through pricing strategy, as prices were increased substantially in the second half of 2007 to mitigate the impact of rising input costs. The increase in input costs was felt particularly in margarine, soaps and laundry powders, being the categories using the highest proportion of oil-based materials, where the harshest inflationary pressures were felt. This increase in costs was further exacerbated by the depreciation of the rand as oils are bought primarily in US dollar.

Strongest revenue growth came from the Savoury & Dressing ("S&D"), Spreads, Cheeses and Culinary ("SCC") and Skin care categories. S&D showed continued good performance across its key brands *Knorrox* and *Robertsons* and although its performance was slightly hampered by industrial action at distributors during December 2007 and January 2008, the backlog has now been largely removed. SCC growth was entirely price driven with volumes largely flat on the prior year. The Laundry business came under pressure from increasing competition which resulted in loss of market share.

## Total South Africa (Pty) Limited ("Total") – Unlisted

Total's financial year-end is 31 December and, therefore, its results for the twelve months ended 31 December 2007 have been included in Remgro's headline earnings. Total's contribution to Remgro's headline earnings for the period under review was R207 million (2007: R246 million).

Total's South African market share for main fuels reduced slightly during the year to December 2007, however, sales volumes increased by 5% and gross profit increased in line with the sales volumes.

Refining gross profits in Natref, in which Total has a 36% interest, were down by more than 10% due to lower refining margins and the strengthening of the rand against the US dollar. Natref was shut down for six weeks from May 2007 for planned maintenance, followed by a number of unplanned shutdowns as well. The reduced gross profit contribution from refining was compensated for by an increased marketing margin.

Operating profit was down slightly due to increased overheads. Financing costs were higher due to an increase in working capital requirements, resulting in profit after tax decreasing by 14% compared to the comparative period.

## Nampak Limited ("Nampak") – Listed

Nampak has a September year-end. Nampak's contribution to Remgro's headline earnings relates to its results for the twelve months to 31 March 2008.

For the six months ended 31 March 2008, Nampak reported revenue growth of only 4% as a result of lower sales volumes in South Africa. Profit from operations increased by 5.5% to R824 million (2007: R781 million). Due to the positive impact of several non-recurring items in that period, Nampak reported an increase in headline earnings per share of 25.4% to 109.9 cents (2007: 87.6 cents) and earnings growth of 39.7% from R462.2 million to R645.9 million.

## Tsb Sugar Holdings (Pty) Limited ("Tsb Sugar") – Unlisted

Tsb Sugar is primarily involved in cane growing and the production, transport and marketing of refined sugar, brown sugar and animal feed. The main area of operation is the Nkomazi region in the Mpumalanga Lowveld. Sugar products are sold under the well-established *Selati* brand. The *Selati* brand enjoys market leadership in its target markets (Gauteng, Mpumalanga, North West and Limpopo), while the recent expansion into other geographic areas has also been very successful. Tsb Sugar's two sugar mills are situated near Malelane and Komatipoort. Tsb Sugar also holds a 27.3% shareholding in Royal Swaziland Sugar Corporation Limited, a company based in Swaziland that owns and operates two sugar mills in Swaziland. In addition, the company holds an effective shareholding of 63.7 % in Mananga Sugar Packers – a sugar packaging and marketing company based in Swaziland which markets sugar under the *First* brand in Swaziland as well as in South Africa.

Headline earnings increased by 4.4% to R120.6 million (2007: R115.5 million). Turnover, mainly driven by an increase in volume, increased by 7.9% to R2 509 million (2007: R2 324 million). The stagnant sugar price and increased production costs put headline earnings growth under pressure. Sugar, citrus and animal feed respectively account for 77%, 9% and 9% of turnover (2007: 81%, 8% and 6%).

The South African sugar industry's total sugar production increased by 2.1% in 2007/08. In comparison, Tsb Sugar's raw sugar production increased by 12.7%. This was due to the favourable climatic conditions in the Tsb Sugar water catchment areas and the subsequent increase in irrigation water. The benefits from the increased sugar production were however offset by lower end-product prices.

A total of 3.952 million tons of cane were crushed this season (2007: 3.629 million tons), with a production of 475 452 tons raw sugar (2007: 421 632 tons) at the two mills operated by Tsb Sugar. The raw sugar to crushed cane ratio of 8.3 compares favourably to the South African sugar industry average of 8.6 and indicates good production efficiencies at both mills. Tsb Sugar operates a refinery at the Malelane Mill complex, where raw sugar received from the company's sugar mills is refined for both the local and export markets. The refinery produced 333 762 tons of refined sugar during the year (2007: 314 432 tons).

Tsb Sugar's animal feed operation, Molatek, produces various products for the livestock market. The major raw materials (molasses and bagasse) used in the production process are by-products of sugar production. Molatek had a record year and increased production volumes by 15.9%.

Tsb Sugar is also invested in citrus through its 51% share in Golden Frontiers Citrus ("GFC"). GFC owns three citrus estates where grapefruit and oranges are cultivated, harvested and packed for the export market. The marketing of the citrus is undertaken by Komati Fruits, a partnership between various citrus producers. GFC harvested 47 000 tons of grapefruit and 25 000 tons of oranges. The increase in exports to 68% (2007: 63%) of production and higher fruit prices resulted in a record year for GFC.

Tsb Sugar is currently investigating ethanol production from sugarcane on a worldwide basis via a company incorporated in the Netherlands, namely Resource Energy. Tsb Sugar owns 25% of Resource Energy and indications are that the first investment in a production facility through Resource Energy may be made in the near future.

The settlement of land claims registered on Tsb Sugar's farms is progressing well, with the Tenbosch land claim finalised during the year under review. Joint management companies, to manage transferred land, were formed with land claimants. The negotiations regarding the remaining land claims are in the final stages and are expected to be concluded early in the coming financial year.

For 2008/09 it is expected that Tsb Sugar's operating results will be positively impacted by increased sugar production and an anticipated recovery in the world price of sugar.

## Air Products South Africa (Pty) Limited ("Air Products") – Unlisted

Air Products has a September year-end. For the twelve months ended 31 March 2008, Air Products' turnover grew by 15.3% (2007: 22.4%) from R873.4 million to R1 006.6 million and Remgro's share in its headline earnings by 30.5% (2007: 13.5%) from R72.2 million to R94.2 million. Approximately 40% of the current year's growth in headline earnings is a direct result of the favourable impact of a change in accounting standards regarding arrangements containing leases.

Air Products is the largest manufacturer in Southern Africa of industrial gases. Air Products also imports and distributes a variety of specialty gases and chemical products that are supplied to a wide range of industries, including steel, chemicals, oil refining, resource minerals, glass, pulp and paper, food packaging as well as general manufacturing, fabrication and welding.

The company operates a number of large-scale plants in Southern Africa, providing cost-effective gas supply solutions to major corporations via pipeline supply or bulk liquid gases delivered by road tankers. A variety of smaller customers are supplied with a wide range of products in cylinders or minitanks. Many of these customers are assisted in the use of these products by innovative technologies supplied by Air Products.

Recently an air separation plant has been commissioned on the Zambian copperbelt, and the company's capital expenditure plans for the forthcoming year include the commissioning of a new air separation plant in Newcastle and significant investment in distribution equipment to meet continued strong growth in demand for bulk liquid and cylinder gas products.

## Kagiso Trust Investments (Pty) Limited ("KTI") – Unlisted

KTI is a black economic controlled investment holding company. Its investments are predominantly in the financial services, media and mining sectors. Its two largest investments, by value, are a 4% interest in Metropolitan Holdings Limited and a 48% interest in Kagiso Media Limited.

KTI's financial year-end is 30 June. However, included in Remgro's headline earnings is Kagiso's results for the twelve months ended 31 December 2007.

KTI posted substantially lower earnings for the twelve months ended 31 December 2007, with headline earnings of R211 million compared to R733 million in the prior twelve-month period. The headline earnings is lower mainly as a result of the disposal of stakes in Kagiso Property Holdings in July 2007 and Sanitech in April 2007 and lower fair value gains on the option component of the convertible preference share investment in Metropolitan Holdings Limited that amounted to R38 million as opposed to the significantly higher fair value gain of R390 million included in the December 2006 results. The buoyant platinum price resulted in a significant increase of R76 million in the headline earnings from the operations of the Kagiso Platinum joint venture.

KTI recently entered into a transaction whereby its 25% investment in Matrix Vehicle Tracking (Pty) Limited was exchanged for a 12.5% interest in Telimatrix Limited, a listed company. The profit on this transaction of R69.3 million is included in KTI's operating profit, but not in headline earnings.

## Wispeco Holdings Limited ("Wispeco") – Unlisted

For the twelve months under review, Wispeco's headline earnings included in Remgro's results was R63.9 million (2007: R62.6 million).

Wispeco's financial performance in the year under review was influenced by growing sales volumes, tight margins and volatility in aluminium prices. Sales volumes increased by 8% (2007: 8%) while turnover increased by 14% (2007: 36%). Volatile aluminium prices caused regular stock revaluations, the net effect of which increased operating profits at year-end by R2.7 million.

Since the completion of major plant expansions during the last two years, the focus is shifting to maximise effectiveness and operating efficiencies at these plants. The company expanded vertically into the processing of aluminium waste and a new stockist branch was opened in Port Elizabeth. Further capacity expansion at the company's new premises in Vereeniging is in the project planning phase.

The company continues to drive training and skills development in the aluminium extrusion industry. During the year under review, a total of 400 people received technical training in the manufacturing of aluminium products. In the new year, the 31 learners currently on the New Venture Creation Learnership (in aluminium fabrication) enter the incubation stage of the business development process. Ten deaf learners have been registered for the Aluminium Fabrication Learnership in 2008.

## PGSI Limited ("PGSI") – Unlisted

PGSI's financial year-end is 31 December. Remgro only acquired its 28.5% interest in PGSI on 31 July 2007 and therefore PGSI's headline earnings for the five months to 31 December 2007 was included in Remgro's results.

For the year ended 31 December 2007, PGSI's turnover grew by 15% to R2 574 million and its headline earnings by 55.6% to R136 million. PGSI's contribution to Remgro's headline earnings for the period under review is R22.3 million.

PGSI, through its wholly owned subsidiary PG Group (Pty) Limited, is the largest flat-glass manufacturer in Africa. Products are supplied to the building and construction, home improvement, furniture, solar energy, new vehicle manufacturing, auto glass replacement and rail industries. The group produces high-quality clear and tint float and rolled glass off its furnaces located in Springs, Gauteng. This raw glass is mainly beneficiated by PGSI's own value-added building and auto glass processing factories and independent customers.

The Shatterprufe division has three auto glass facilities that produce quality windscreens and side glasses. The Glass South Africa division provides national warehousing and distribution through its 40 locations. The PG Glass division, with 120 own and franchised retail centres, provides repair and replacement solutions for building and auto glass customers. The Primador and Widney subsidiaries manufacture high-quality aluminium glazing systems for the housing and commercial building market and the transport industry. PGSI is also a significant exporter of building and auto glass finished products to Africa, Europe and the USA, with exports contributing 17% of turnover.

In April 2007, the group commissioned a new float line in Springs at a cost of R800 million. The additional capacity has provided timeous raw glass capacity to meet the significant growth in building glass and new vehicle manufacturing demand. Shatterprufe also concluded a number of capital projects to improve its capability to meet new vehicle manufacturing standards. Capital expenditure for the forthcoming year includes the planning and preparation for the repair and upgrade of the existing float line, which is scheduled for May 2009.

## Dorbyl Limited ("Dorbyl") – Listed

For the financial year ended 31 March 2008, Dorbyl's turnover decreased by 1.8% from R962.0 million in the comparative period to R944.6 million, while at the same time the operating loss increased from R12.6 million to R83.2 million. Headline earnings per share also decreased from 7.3 cents in 2007 to a headline loss of 143.9 cents per share.

The increasing global price pressure on the industry combined with increased input costs which cannot be fully recovered from customers, adversely impacted on the gross profit margins and the profitability of most of the operations. The difficult market conditions are expected to persist in the coming financial year.

## MINING INTERESTS

CONTRIBUTION TO HEADLINE EARNINGS



| | 2008 R million | % | % Change | | | 2007 R million | % |
|---|---|---|---|---|---|---|---|
| Implats | 267 | 101 | 82 | | | 147 | 95 |
| Trans Hex | (3) | (1) | (138) | | | 8 | 5 |
| | 264 | 100 | 70 | | | 155 | 100 |

### Implats Limited ("Implats") – Listed

Remgro's interest in Implats is 4.4% and only dividend income has been accounted for. Dividend income of R267 million (2007: R147 million) increased by 82% year on year.

### Trans Hex Group Limited ("Trans Hex") – Listed

Trans Hex reported a loss of R18.5 million (2007: R41.7 million profit) for the year ended 31 March 2008. The operations conducted by two deepwater mining vessels have been discontinued at the financial year-end, which operations contributed R17.0 million to the total loss of R18.5 million.

Headline earnings per share decreased from 21.7 cents in 2007 to a headline loss of 7.5 cents per share in the current year. Over the same period, headline earnings from continuing operations decreased from 31.2 cents to 8.6 cents per share.

The decline in earnings reported by continuing operations was primarily due to the temporary decommissioning of the Bloeddrif plant, which has subsequently been recommissioned successfully, as well as lower diamond grades mined at Baken during the last quarter, which have subsequently recovered to anticipated levels.

Total rough diamond sales for the financial year decreased by 12% (2007: 12%) and rand revenue was 11% (2007: 5%) lower than the previous year at R881 million.

### CORPORATE FINANCE AND OTHER INTERESTS

| | 2008 R million | 2007 R million |
|---|---|---|
| Central treasury | 180 | 266 |
| Net corporate cost | (56) | (61) |
| Pension fund surplus | – | 70 |
| Other interests | 9 | 6 |
| | 133 | 281 |

### Corporate

The central treasury division's contribution decreased from R266 million to R180 million. This decrease can be attributed mainly to the non-recurrence of foreign currency profits amounting to R65 million relating to intergroup balances accounted for in the comparative year, as well as lower average cash balances compared to 2007.

The net after-tax corporate costs, which include salaries, donations and the cost of the share incentive scheme, decreased by R5 million, from R61 million in 2007 to R56 million in 2008.

In 2007 headline earnings was also impacted favourably by the accounting recognition of a pension fund surplus amounting to R70 million following the finalisation of a surplus allocation process.

## ACKNOWLEDGEMENT

Mr Denis Falck, our financial director, retired on 18 June 2008 after nearly 37 years of service, half of which was as director of the Group. Through his dedication and integrity he made a huge contribution to the development and success of the Group. We wish him the very best for a well-deserved retirement.

We are pleased to welcome Mr Leon Crouse who joined the Board as financial director on 18 June 2008.

To all of those who contributed to the performance of the Group over the past year, we extend our sincere thanks: to the shareholders for their continued confidence; the managing directors and all colleagues in the various Group companies for their co-operation and support; all other directors, officials and employees for their dedication and all parties concerned for services rendered.

**Johann Rupert**

Stellenbosch
18 June 2008

**Thys Visser**

| | Notes | Shares held million | Stock exchange closing price | £ million | Exchange rate | 31 March 2008 R million | 31 March 2007 R million |
|---|---|---|---|---|---|---|---|
| **Tobacco interests** | | | | | | | |
| R&R Holdings | | | | 4 305.8 | 16.0290 | 69 018 | 52 229 |
| – BAT ordinary shares | 1 | 214.3 | 1 891 | 4 052.4 | | | |
| – Cash and cash equivalents | | | | 151.8 | | | |
| – Dividends accrued | | | | 102.0 | | | |
| – Other net assets/(liabilities) | | | | (0.4) | | | |
| **Financial services** | | | | | | | |
| FirstRand | | 481.1 | 1 600 | | | 7 698 | 11 836 |
| RMB Holdings | | 302.3 | 2 450 | | | 7 406 | 10 111 |
| **Industrial interests** | | | | | | | |
| Medi-Clinic Corporation | | 257.3 | 1 970 | | | 5 070 | 4 295 |
| Distell Group | | 58.7 | 5 100 | | | 2 992 | 3 054 |
| Unilever SA Holdings | | | | | | 3 663 | 3 020 |
| Rainbow Chicken | | 214.6 | 1 460 | | | 3 133 | 2 778 |
| Total South Africa | | | | | | 2 620 | 2 226 |
| Tsb Sugar | | | | | | 2 097 | 1 980 |
| Nampak | | 78.1 | 1 640 | | | 1 281 | 1 735 |
| Kagiso Trust Investments | | | | | | 1 432 | 1 312 |
| Air Products South Africa | | | | | | 1 538 | 910 |
| PGSI | | | | | | 773 | – |
| Wispeco | | | | | | 447 | 421 |
| Dorbyl | | 14.1 | 800 | | | 112 | 211 |
| Caxton | | 7.8 | 1 450 | | | 113 | 130 |
| **Mining interests** | | | | | | | |
| Implats | | 26.7 | 31 300 | | | 8 353 | 6 085 |
| Trans Hex Group | | 30.2 | 1 050 | | | 317 | 438 |
| **Other** | | | | | | | |
| Sundry investments and loans | | | | | | 344 | 220 |
| Deferred taxation asset/(liability) | | | | | | (1 027) | (738) |
| Other net assets/(liabilities) | | | | | | 441 | 506 |
| **Cash at the centre** | 2 | | | | | | |
| Local | | | | | | 619 | 1 220 |
| Offshore | | | | | | 2 654 | 3 137 |
| – Sterling | | | | 164.8 | 16.0290 | 2 641 | 3 137 |
| – Rand | | | | | | 13 | – |
| **Intrinsic net asset value** | | | | | | 121 094 | 107 116 |
| **Potential CGT liability** | 3 | | | | | (1 233) | (2 714) |
| **Intrinsic net asset value after tax** | | | | | | 119 861 | 104 402 |
| Issued shares after deduction of shares repurchased and the shares in The Remgro Share Trust (million) | | | | | | 472.5 | 472.4 |
| **INTRINSIC VALUE PER SHARE** | | | | | | R253.67 | R221.00 |

**Notes**

1. This represents Remgro's effective interest of 10.6% in BAT Plc.
2. Cash at the centre excludes cash held by subsidiaries and associated companies that are separately valued above.
3. The potential capital gains tax (CGT) liability, which is unaudited, is calculated on the specific identification method using the most favourable calculation for investments acquired before 1 October 2001 and also taking into account the corporate relief provisions. Deferred CGT on investments available-for-sale (Implats and Caxton) is included in "Other" above.
4. Unlisted investments are shown at directors' valuation. Listed investments are shown at stock exchange prices.

Remgro Limited ("Remgro") endorses and is fully committed to compliance with the principles of the King II Report's Code of Corporate Practices and Conduct. The Board advocates sound governance practices by all entities the Company is invested in and all the Company's listed subsidiaries and associated companies endorse the Code of Corporate Practices and Conduct where applicable.

Remgro is an investment holding company. Reference to "the Group" in this context denotes the Company and its wholly owned subsidiaries. Each entity in which the Company is invested has its own governance structures. Effective corporate governance forms part of the Group's investment assessment criteria which is further monitored by non-executive board representation on those boards.

In setting the parameters for this report, guidance was taken from the Global Reporting Initiative (GRI) Boundary Protocol. Disclosure is limited to those entities that could generate significant impact on the Group's sustainability performance and where it exercises control over the financial and operating policies of such entities, save where those entities disclose the relevant information in their own publicised annual reports.

In giving effect to its risk management responsibilities, the Group has implemented and maintained a continuous risk management review programme to ensure a coherent governance approach throughout the Group.

The following are the notable aspects of the Group's corporate governance.

## BOARD CHARTER

The Board has adopted a formal charter which has been implemented to:

* identify, define and record the responsibilities, functions and composition of the Board, and
* serve as a reference to new directors.

The charter has been endorsed by all directors of Remgro and is available for inspection at the registered address.

The Board, having reflected on the following, is satisfied that, for the year under review, the required actions contained in the charter were executed satisfactorily.

## COMPOSITION OF THE BOARD

Remgro has a fully functional Board that leads and controls the Group. On 31 March 2008, the Board comprised of five executive and eleven non-executive directors of whom six are independent.

The roles of the chairman and the chief executive officer are separated. The chairman is a non-executive director but is not independent.

Board members are listed on pages 10 and 11.

## ROLE AND RESPONSIBILITIES OF THE BOARD

The Board is ultimately responsible for the strategic direction, risk appetite, performance and affairs of the Company. In directing the Group, the Board exercises leadership, integrity and judgement based on fairness, accountability, responsibility and transparency so as to achieve sustainable prosperity for the Group.

After approving operational and investment plans and strategies, the Board empowers executive management to implement these and to provide timely, accurate and relevant feedback on progress made.

The Board remains accountable for the overall success of the approved strategies, based on values, objectives and stakeholder requirements, and for the processes and policies to ensure the effectiveness of risk management and internal controls. The Board is the focal point of the Group's corporate governance and is also responsible for ensuring that it complies with all relevant laws, regulations and codes of best business practices.

The Board is responsible for monitoring the operational and investment performance of the Group including financial and non-financial aspects. It is also responsible for ensuring that procedures and practices are in place which will protect the Group's assets and reputation through accurate and transparent reporting.

The Board has established the following subcommittees to assist it in discharging its duties and responsibilities:

- **The Remuneration and Nomination Committee**, comprising four non-executive directors, advises the Board on the remuneration philosophies and terms of employment of all directors and members of senior management and is responsible for succession planning. The committee is also responsible for nominating directors for appointment and it annually participates in evaluating the performance of executive and non-executive directors. Directors do not have long-term contracts or exceptional benefits associated with the termination of services. The chairman of the Board is chairman of this committee. The chief executive officer attends meetings by invitation.

  The committee has a formal mandate and its effectiveness is evaluated by the Board in terms thereof.

- **The Audit and Risk Committee**, comprising three non-executive directors, reviews the adequacy and effectiveness of the financial reporting process; the system of internal control; the management of financial, investment, technological and operating risks; risk funding; accounting policies; interim and annual financial statements; the internal and external audit processes; the Company's process for monitoring compliance with laws and regulations; its own code of business conduct; and procedures implemented to safeguard the Company's assets. The committee furthermore evaluates the effectiveness of the treasury committee and also approves the appointment of the external auditor and the external auditor's fees for audit services and non-audit services.

  An independent non-executive director is chairman of the committee. The committee has a formal mandate and its effectiveness is evaluated by the Board in terms thereof.

- **The Executive Committee**, comprising all five executive directors and meets regularly between Board meetings to deal with issues delegated by the Board.

The Board is responsible for the appointment and induction of new directors. Non-executive directors are selected for their broader knowledge and experience and are expected to contribute effectively to decision-making and the formulation of strategies and policy.

Executive directors contribute their insight of day-to-day operations enabling the Board to identify goals, provide direction and determine the feasibility of the strategies proposed. These directors are generally responsible for taking and implementing all operational decisions.

## MEETINGS AND QUORUMS

The articles of association requires three directors to form a quorum for Board meetings. A majority of members, preferably with significant representation of the non-executive directors, are required to attend all committee meetings.

The Board meets at least six times a year. The Audit and Risk Committee meets at least four times a year, and the Remuneration and Nomination Committee meets at least once a year.

## MATERIALITY AND APPROVAL FRAMEWORK

Issues of a material or strategic nature, which can impact on the reputation and performance of the Group, are referred to the Board. Other issues, as mandated by the Board, are dealt with at senior management level.

The minutes of all the committee meetings are circulated to the members of the Board. Issues that require the Board's attention or a Board resolution, are highlighted and included as agenda items for the next Board meeting.

## REMUNERATION PRINCIPLES

The Company's policy that guides the remuneration of all directors and senior management is aimed at:

- Retaining the services of existing directors and senior management
- Attracting potential directors and senior managers
- Providing directors and senior management with remuneration that is fair and just
- Ensuring that no discrimination occurs
- Recognising and encouraging exceptional and value-added performance
- Ensuring that remuneration structures are consistent with the Company's long-term requirements
- Protecting the Company's rights by service contracts

In accordance with these objectives, the Remuneration and Nomination Committee annually reviews and evaluates the contribution of each director and member of senior management and determines their annual salary adjustments. For this purpose it also considers salary surveys compiled by independent organisations.

## DUTIES OF DIRECTORS

The Companies Act places certain duties on directors and determines that they should apply the necessary care and skill in fulfilling their duties. To ensure that this is achieved, best practice principles, as contained in the King II Report on Corporate Governance for South Africa, are applied.

The Board is also responsible for formulating the Company's communication policy and ensuring that spokespersons of the Company adhere to it. This responsibility includes clear, transparent, balanced and truthful communication to shareholders and relevant stakeholders.

After evaluating their performance in terms of their respective charters, the directors are of the opinion that the Board and the subcommittees have discharged all their responsibilities.

## CONFLICTS

Mechanisms are in place to recognise, respond to and manage any potential conflicts of interest. Directors sign, at least once a year, a declaration stating that they are not aware of any undeclared conflicts of interest that may exist due to their interest in, or association with, any other company. In addition, directors disclose interests in contracts that are of significance to the Group's business and do not participate in the voting process of these matters.

All information acquired by directors in the performance of their duties, which is not disclosed publicly, is treated as confidential. Directors may not use, or appear to use, such information for personal advantage or for the advantage of third parties.

All directors of the Company are required to comply with the Remgro Code of Conduct and the requirements of the JSE Limited (JSE) regarding inside information, transactions and disclosure of transactions.

## COMPANY SECRETARY AND PROFESSIONAL ADVICE

All directors are entitled to seek independent professional advice concerning the affairs of the Group, at the Company's expense.

All directors have unlimited access to the services of the company secretary, who is responsible to the Board for ensuring that proper corporate governance principles are adhered to. Board orientation or training is done when appropriate.

## GOING CONCERN

At least once a year the Board considers the going concern status of the Group with reference to the following:

- Net available funds and the liquidity thereof
- The Group's residual risk profile
- World economic events
- The following year's strategic business plan, budgets and cash flow models
- The Group's current financial position

## SERVICE COMPANY

A subsidiary of Remgro, M&I Group Services Limited (M&I), renders management and support services to Remgro and its group members. M&I recovers its costs through fees for services rendered to companies. An agreement has also been entered into with VenFin Limited to provide certain support and administrative services to the VenFin group of companies at fees determined annually. The net costs of M&I is part of the corporate costs of Remgro. Refer also to note 26 to the annual financial statements.

## RISK MANAGEMENT AND INTERNAL CONTROL

In determining strategic goals, the Board of Directors has ensured its understanding of all the risks identified in the Group's investment portfolio with a view to maximising sustainable profits and growth. These risks are continuously measured against the risk appetite determined by the Board.

The categories of risk identified can be broadly classified as follows:

+ **Performance risks** which relate to those risks managed by the Board and includes strategic risk, opportunity risk, reputation risk, liquidity risk, and also risks relating to corporate governance, social responsibility and stakeholder relations.

+ **Investment risk** inherent to existing investments. The Board has delegated the responsibility for investment risk management to the boards of the various investee companies. The Remgro Board monitors that these delegated responsibilities are effectively executed.

+ **Operational risks** which include operational effectiveness and efficiency, safeguarding of assets, compliance with relevant laws and regulations, reliability of reporting, effective operational risk management, human resource risk, technology risk, business continuity and risk funding.

The Board has documented and implemented a comprehensive risk management system, which incorporates continuous risk assessment, evaluation, and internal control embedment.

The Enterprise-wide Risk Management system applicable to the Group comprises the following:

+ **Group risk analysis**
The purpose of the Group risk analysis is to reconfirm and update the Group's consolidated risk profile. This ensures that the residual risk profiles by individual investment, and in total, remain within the risk tolerances set by the Board and that new emerging risks and opportunities are identified and responded to in time.

+ **Activity risk assessment**
The activity risk assessment further refines the Group's risk assessment at key activity level relevant to the achieving of detailed objectives and ensures that risk management initiatives are duly prioritised and resourced appropriately.

+ **Operational risk management**
The Board influences the control environment by setting ethical values and organisational culture while ensuring that management styles, delegated authorities, business plans and management competency are appropriate, effective and efficient.

Operational risks are managed mainly by means of effective internal control which is designed to provide reasonable assurance regarding the constant achievement of organisational objectives and to reduce the possibility of loss or misstatement to within acceptable levels.

Management structures have been established to focus on certain key risk activities, including treasury, safety, health, environment, asset protection, tax and risk funding.

* **Treasury**

  Given its nature and the substantial amount of cash management within the Group, control of treasury risk is regarded as very important. The responsibility of the central treasury department is to manage the risks associated with rates of return, compliance, liquidity as well as investment, financing and foreign exchange transactions in accordance with a written mandate.

  A treasury committee, comprising nominated members of senior management, is responsible for determining policy and procedures, ensuring appropriate levels of management competency and giving regular feedback to the Board via the Audit and Risk Committee. The treasury policy also ensures that the return on cash reserves is optimised taking cognisance of investment and credit risk and the Group's liquidity requirements.

  V&R Management Services (V&R), a company registered and managed in Switzerland, renders treasury services for foreign cash holdings to R&R Holdings (a 33.3% associate company) and Remgro Investments (Jersey) (a wholly owned subsidiary). These two companies have service contracts which record V&R's obligations and responsibilities concerning their treasury policies as approved and monitored by their respective Boards. V&R's activities and risk management practices are annually subject to independent audits. Remgro and VenFin each holds 50% of V&R.

* **Risk funding**

  Where residual risks are deemed significant or risks have a low probability of occurrence with a potential significant impact, appropriate insurance cover is acquired or suitable hedging strategies considered.

* **Integrated assurance**

  The Board does not only rely on the adequacy of the internal control embedment process but regularly receives and considers reports on the effectiveness of risk management activities. The Audit and Risk Committee ensures that the assurance functions of management as well as internal and external audit are sufficiently integrated.

  The various assurance providers to the Board comprise the following:

  * The Executive Committee and senior management consider the Company's risk strategy and policy along with the effectiveness and efficiency thereof.

  * The Audit and Risk Committee considers the adequacy of risk management strategies, systems of internal control, risk profiles, legal compliance, internal and external audit reports and also reviews the independence of the auditors, the extent and nature of their engagements, scope of work and findings. This committee also reviews the level of disclosure in the annual financial statements and the appropriateness of accounting policies adopted by management, the ethics register and other loss incidents reported. The Board reviews the performance of the Audit and Risk Committee against its charter.

*Internal audit*

The Group's internal audit division is an effective independent appraisal function and employs a risk-based audit approach, formally defined in accordance with the Institute of Internal Auditors' (IIA) definition of internal auditing and documented in a charter approved by the Board. The head of this department has direct access to the chairman of the Audit and Risk Committee as well as to the chairman of the Group.

*External audit*

The Company's external auditor attends all Audit and Risk Committee meetings and has direct access to the chairman of the Audit and Risk Committee and the chairman of the Group. The external audit scope of work is adequately integrated with the Internal Audit function without the scope being restricted.

Other services provided by the external auditor mainly relate to tax matters and are effected by a department independent to the audit partners. Independence is further assured by the terms of appointment.

In fulfilling its wider responsibilities under the Corporate Law Amendments Act, 24 of 2006, the following was added to the self-assessment methodology used to monitor the Audit and Risk Committee's effectiveness:

- Approving the external auditor's terms of engagement, audit approach and fees (including non-audit fees)
- Ensuring the independence of the external auditor
- Approving external auditor's appointment for the ensuing financial year
- Pre-approving all fees paid to the external auditor for non-audit services

Where required the Audit and Risk Committee implemented procedures to guide and record its decision-making processes.

The directors are of the opinion that, based on inquiries made and the reports from the internal and external auditors, the risk management programmes and systems of internal control of the Company and its dependent subsidiaries were effective for the period under review. In this regard Tsb Sugar, Rainbow Chicken and Wispeco are considered to be independent and are therefore not reported on here.

The Audit and Risk Committee has satisfied itself that there are effective audit committees functioning at the Company's independent subsidiaries, joint ventures and associated companies.

## DEALINGS IN SECURITIES

In accordance with the Listings Requirements of the JSE, the Company has adopted a code of conduct for insider trading. During the closed period directors and designated employees are prohibited from dealing in the Company's securities. Directors and designated employees may only deal in the Company's securities outside the closed period, with the authorisation of the chairman or the managing director. The closed period lasts from the end of a financial reporting period until the publication of financial results for that period. Additional closed periods may be declared from time to time if circumstances warrant it.

## ATTENDANCE AT MEETINGS

| | Directorate | Audit and Risk Committee | Remuneration and Nomination Committee |
|---|---|---|---|
| **Number of meetings held** | 7 | 4 | 1 |
| | | | |
| **Attendance by directors** | | | |
| J P Rupert | 7 | | 1 |
| M H Visser | 7 | | |
| P E Beyers | 7 | | |
| W E Bührmann | 7 | | |
| G D de Jager | 7 | 3 | 1 |
| J W Dreyer | 7 | | |
| D M Falck[1] | 7 | 4 | |
| P K Harris | 6 | | 1 |
| E de la H Hertzog | 6 | | |
| J Malherbe | 7 | | |
| M M Morobe[2] | 5 | | |
| J A Preller (Mrs) | 7 | | |
| D Prins | 7 | 4 | |
| M Ramos (Miss) | 5 | | |
| F Robertson | 7 | 3 | 1 |
| T van Wyk | 7 | | |

(1) *Mr D M Falck retired as a member of the Audit and Risk Committee on 30 January 2008 but has attended meetings on invitation since.*

(2) *Mr M M Morobe was appointed as a director of the Company on 18 June 2007 and attended directors' meetings from August 2007.*

As Remgro is an investment holding company, disclosure regarding sustainability is limited to that of the Company and its wholly owned subsidiaries, including Wispeco and Tsb Sugar. Social and sustainability reporting for listed investees is contained in the annual reports of those entities.

The main aspects to report on are as follows:

## STAKEHOLDER RELATIONS

The following are recognised as stakeholders in the Company:

- Shareholders and lenders as providers of capital
- The State as policy maker and regulator
- The investment community as interested party
- The community, through the creation of employment, and part benefactor of taxes paid by profitable organisations and as a recipient of social contributions

The Board regularly reviews its strategies against the requirements of the stakeholders to ensure balanced long-term growth and the viability of the Company and the environment in which it operates.

## GROUP ETHICS

Dr Anton Rupert, founder of the Group, which today includes Remgro Limited, more than 40 years ago drew up guidelines for doing business successfully. These guidelines developed into what is today Remgro's value system. The Company believes that these values incorporate the spirit in which it strives to be a good corporate citizen. It furthermore believes that ethical behaviour stems from the value system, as communicated and demonstrated by the Board of Directors.

Remgro's commitment to ethical behaviour is contained in the following documents:

- Code of ethics
- Gift policy
- Computer: Acceptable usage policy
- Disciplinary code

## SAFETY AND ENVIRONMENT

The Company has a duly constituted health and safety committee, as required by the Occupational Health and Safety Act. This committee assists the Board in ensuring that the Company provides and maintains a safe and healthy risk-free environment for staff and visitors by identifying risks and ensuring that controls designed to mitigate these risks are effective and complied with.

Most of the Company's core activities are regarded as having a low impact on the environment.

The Company benchmarks its current environmental practices against the criteria stipulated in the Global Reporting Initiative™ (GRI) Framework. These include:

- Materials
- Energy
- Water
- Biodiversity
- Emissions, effluents and waste
- Suppliers
- Products and services
- Compliance
- Transport

Where deemed appropriate, usage and impact are being quantified and measured against best practices. Where appropriate, compliance with safety, health and environmental systems are measured against formal standard systems such as ISO and subjected to independent review. Remgro is currently participating in the carbon emission disclosure project (CDP 6).

Tsb Sugar has set itself performance measures to minimise its environmental impact, for example bagasse, a by-product of the sugar production process, that is utilised to generate electricity. Approximately 60% of Tsb Sugar's electricity needs are generated from bagasse. Surplus electricity is supplied into the Eskom national network.

## HIV/AIDS POLICY

From an investment holding company perspective, the risk of HIV/Aids comprises two elements, namely:

### GROUP RISK

Given the potential impact of HIV/Aids on the markets, on human capital, cost of employment and on the operational processes of the various businesses invested in, this risk is managed within the governance structures of the various investee companies.

The progress of these policies and strategies is monitored against best practice standards.

### COMPANY RISK

Remgro has a formal HIV/Aids policy and is committed to manage the pandemic, and the business risks associated with it, actively. The policy makes provision, inter alia, for the following:

- Compliance with all legal requirements as far as HIV/Aids is concerned
- No discrimination against employees or potential employees based on their HIV status
- Strict confidential treatment of information on the HIV status of employees
- General measures to prevent accidental infection

Remedi Medical Aid Scheme, of which most of Remgro's staff are members, has a management plan for HIV/Aids in which employees can choose to participate. M&I, as specialised service company, employs all the staff of Remgro.

## EMPLOYEES

Summary of employees of the operating subsidiaries

|  | 2008 | 2007 |
|---|---|---|
| Rainbow Chicken | 7 653 | 7 223 |
| Wispeco | 1 039 | 963 |
| Tsb Sugar (excluding contract workers) | 3 010 | 2 533 |
| Other | 11 | 14 |
|  | 11 713 | 10 733 |
| M&I | 172 | 172 |
|  | 11 885 | 10 905 |

The boards of directors of the individual operating subsidiaries are responsible for their own strategies regarding employment equity, HIV/Aids, training and other personnel matters.

## PANDEMICS

As part of its awareness of community risk, the Group monitors pandemic risks and will take appropriate steps as and when required.

## EMPLOYMENT EQUITY

Remgro strives, in accordance with the Employment Equity Act, to afford all staff the opportunity to realise their full potential.

Remgro's management and personnel are continuously involved in determining training and development needs and in implementing and monitoring a labour plan. Special attention is given to those groups which, because of historic reasons, may be in a disadvantaged position.

In accordance with the requirements of the Employment Equity Act, M&I, on behalf of Remgro, annually submits a labour plan to the Department of Labour.

Because of the specialised nature of its operations, Remgro's work force is characterised by the following:

- A high level of expertise within the top structure of the organisation and in various specialised divisions
- A young employee profile, especially with regard to management
- A low turnover rate of staff and, consequently, limited opportunities for new appointments

Remgro believes that the quality of its staff is an important sustainable competitive advantage. Therefore it believes that its success does not lie in the uniformity of its staff, but in the diversity and development of their collective talents. For these, space and opportunity will always be created.

Human resource policies and procedures also address the issues of non-discrimination, child labour, disciplinary practices, human rights, etc.

## BBBEE – BROAD-BASED BLACK ECONOMIC EMPOWERMENT

The Board believes that BBBEE is a social, political and economic imperative and it supports and encourages the Company's subsidiaries and associated companies' initiatives in this regard. To the extent that Remgro's subsidiaries and associated companies implemented BBBEE, Remgro's shareholders effectively participate in BBBEE and the effect and success thereof. Although the ideal is to support all people to realise their full potential, special focus is needed on those who, for historical reasons, have lagged behind. The aim is to enable them to compete on merit in the market. We look forward to the day when all South Africans, especially all our children, can participate in our economy on a non-racial and equal basis.

## SOCIAL INVESTMENT

Corporate citizenship, namely the commitment of business to contribute to sustainable economic development, endorses the principle that no business exists in isolation but is undeniably an integral part of the environment in which it operates. In its relations with all stakeholders (clients, personnel and the community) Remgro strives to be a value partner.

The Company's donation programme focuses primarily on the development of young people from disadvantaged communities to promote their own self-esteem. This is done in the belief that such investments will provide sound dividends far into the future.

Donations to deserving institutions are usually made over specific periods and cover quite a wide range. No donations are however made to political parties. Although the Company respects the individual's right of choice to get involved in these organisations, Remgro does not exercise a choice itself.

During the past year, the Company has been involved in the following projects and institutions:

### Entrepreneurship and training

**Tsiba –** this Tertiary School in Business Administration (Tsiba) was founded in Cape Town in 2004 with the aim of preparing young people with potential through a B degree in Business Administration for the world of work. The course, which spans four years, is fully sponsored and much is being done to create an inspirational environment in which students, staff and volunteers can cooperate to integrate the transfer of knowledge with the reality of society.

Leadership and entrepreneurship form an integral part of the curriculum, and during the course students are exposed to various practices regarding campus management and community service. Tsiba students do not pay back their bursaries, but are encouraged to "pay it forward" by engaging actively in community initiatives, thereby enriching the country's human resources.

Tsiba is accredited by the Department of Education and the Council on Higher Education and since its inception has enrolled 80 students per year, of which the first group will graduate at the end of 2008. Remgro has committed itself to support Tsiba for a full student cycle of four years.

**Shalamuka Foundation –** this foundation was established in 2006 to raise long-term funding for the highly regarded Penreach Programme which supports qualified and unqualified teachers in Mpumalanga and surrounding areas.

Even after 14 years of democracy there are still huge discrepancies in school education in South Africa. Penreach tries to bridge this gap by presenting weekly skills workshops for teachers, school management and control bodies, as well as for learners in Grades 11 and 12. Much emphasis is placed on mathematics, science and soccer development.

From a modest start when 40 teachers and 10 schools were involved in 1994, Penreach has grown into an organisation which now reaches 2 200 teachers from 900 schools per annum. It is estimated that more than 350 000 learners from rural areas currently benefit from this programme. Shalamuka exploits BEE transactions and other investment opportunities to ensure sustainable funding for Penreach to expand its programme in equipping an ever-increasing number of students with the skills the country so desperately needs.

**Beyers Naudé School Development Programme (BNSDP) –** some years ago the Kagiso Trust became aware of the great need for facilities and resources in rural schools in the Limpopo province and responded by launching a programme to promote healthy, viable and sustainable school communities in this area.

Attention is given especially to the infrastructure of schools participating in the BNSDP. Remgro has committed itself for three years to this programme and during the past year assisted with the funding of a science and a computer laboratory at Gwamasenga Secondary School in Limpopo, while a contribution was also made to two schools in the North West province.

**SciMathUS –** adjustments had to be made to this post-matric programme of the University of Stellenbosch as more routes have become available to students, with lower qualifications than before, to access higher education.

For SciMathUS, which aims to assist talented black students from disadvantaged communities to gain access to mainstream higher education, this has resulted in recruiting learners with lower Gr. 12 marks than previously. This challenge was accepted during the past year and most goals were reached, among which was a minimum of 80% of SciMathUS students who enrolled for degree programmes in the natural sciences, applied natural sciences or economic and management sciences at the end of their bridging year.

Fifty students entered the course in 2007 – 31 from the Western Cape and the rest from seven other provinces. Of these students, 45 wrote the final examination in the higher grade, among whom were 15 who wrote mathematics at standard grade in 2006. A passing rate of 83% was achieved in mathematics, 98% in the natural sciences and 80% in the new special accounting course.

SciMathUS evaluates its curriculum on an ongoing basis in order to deliver students of quality – not just students who are coached to improve their Gr. 12 results, but students who are able to enter higher education successfully because of the reasoning, analytical and problem-solving skills they have acquired.

**Paul Roos Academy –** when the first group of 61 Gr. 7 learners from disadvantaged schools were admitted to the Academy in April 2003, it was expected that the extra tuition during school holidays would help the learners to prepare for the transition to the higher grades. It was hoped that the learners would stay in the programme for at least three years until the end of Gr. 9.

Eventually the learners stayed in the programme until Gr. 11 when 21 of the original class received their certificates in 2007. At the end of 2008, these learners will write their final examination and only then, from an academic point of view, will it be possible to determine what the Academy's intervention has really achieved. What can already be stated, without any doubt, is that they have progressed immensely in the field of self-confidence and the development of other skills.

In 2007, a total of 280 learners received additional tuition at the Academy. It has been decided to reduce the number of learners to 200 and to concentrate more on merit. Besides the academic focus, learners are also exposed to educational excursions. During the past year these have included visits to the Jonkershoek Nature Reserve, the Waterfront Aquarium and the MTN Science Centre at Canal Walk.

**Rally to Read –** many poor schools in rural areas which suffer most because of the insufficient provision of much-needed resources, would have been completely forgotten had it not been for Rally to Read's literacy programme.

During the first ten years of this programme, more than R26 million was invested in literacy material for poor schools. Together with this year's contribution, the amount will exceed R30 million. The inaugural event in 1998 was modest, with 25 off-road vehicles delivering books worth R100 000 to 13 schools in KwaZulu-Natal. During this year's 11th rally, 450 vehicles participated and schools in eight provinces were visited.

In addition to providing books and funding for a teacher development programme, science kits, stationery, sports equipment and other useful items are donated to needy schools. Remgro is one of approximately 100 sponsors of the project.

**Equip –** after the problems experienced during the previous year, good progress has been made at the five schools in the Stellenbosch area which Remgro sponsors as part of a school development programme of the National Business Initiative. Most promising was the progress at the schools which presented the biggest challenges, namely Ikaya Primary and Kayamandi and Stellenzicht secondary schools.

The Equip programme focuses primarily on school improvement programmes; learner development and mentorship; relationship building, especially between school management bodies and teachers; leadership and management interventions; and learner motivation.

**ORT SEED –** Remgro has entered into a partnership agreement with ORT-Tech and the district office of the Western Cape Department of Education to offer, through the ORT SEED programme, specialised training and support in curriculum development at two Stellenbosch schools with the aim of implementing this programme in the tuition of mathematics, the natural sciences, technology and literacy.

ORT-Tech will facilitate on site curriculum development at Idas Valley and Rietenbosch Primary. Both schools will receive supportive expertise and other resources and act as anchor schools for an outreach programme to 15 primary schools in the surrounding area.

### Environment
**WWF South Africa (WWF-SA) –** since its inception 40 years ago, Remgro has supported South Africa's largest conservation organisation. The past four decades have seen WWF-SA expand its reach from a wildlife focus to a broader conservation focus in its pursuit of a world where people live in harmony with nature.

During the past year, WWF-SA has enjoyed particular success in terms of conservation education with the Eco-schools Programme, a joint initiative with Wessa. The programme, which has been running for five years, comprises 887 registered schools and incorporates conservation education into the school curriculum. Additionally, the six learners who received bursaries from SACET (the South African Conservation Education Trust) successfully completed their studies at the South African Wildlife College in 2007.

The Black Rhino Range Expansion Project released 11 black rhinos onto Somkhanda Reserve, a piece of land which was recently reclaimed by the Gumbi community who have committed themselves to using their land for conservation purposes.

### Cultural development
**Klein Karoo National Arts Festival (KKNK) –** Remgro's contribution to the festival is used for the development of the arts. It includes a scholarship for the development of a career in the arts, workshops during the festival and an audience development project which makes it possible for art, cultural and school groups to attend productions.

This year, the Remgro/VenFin scholarship has been awarded to a young pianist from Oudtshoorn who is currently a first-year student at the SA College for Music in Cape Town. The scholarship was advertised at schools and libraries in the Eden District Municipality.

A new project which benefited from the sponsorship is the Klein Karoo Arts Academy which utilises the festival to teach young people skills in the field of the arts – from discipline in the arts to technical expertise and art management. Five free sessions were held and the themes varied from singing and rhythmic musical performances to community art and cultural management.

**Field Band Foundation –** a combination of inadequate education, depressed socio-economic circumstances and low employment prospects make young people in disadvantaged communities increasingly vulnerable to temptations such as crime and drugs.

Since its inception eleven years ago, the Foundation has endeavoured to do something about this situation. Taking the historically inadequate education in South Africa into account, it was assumed that the sustainable development of young people would be possible only if they themselves took responsibility for their learning and development.

Through music, the Field Band Foundation makes young people aware of their talents and capacity for development. While the transfer of knowledge and skills is important, even more crucial is the development of self-confidence. What has already been achieved by the Foundation, can be described as a moral redevelopment programme which empowers the youth to make positive choices under difficult circumstances.

**WAT –** during its 80th birthday celebrations in 2006, the dictionary of the Afrikaans language (WAT) committed itself to raise R20 million to complete the WAT series successfully. Good progress has been made to achieve this goal and Remgro has pledged support for a second term of three years.

The main function of WAT is to document the Afrikaans vocabulary in its broadest sense. It also represents the crown jewel of Afrikaans dictionaries, is accessible on the internet to some 300 000 students at South African universities, and is used as an electronic aid for the teaching of Afrikaans at schools.

**Children's Art Festival (CAF) –** during the arts festival in Grahamstown, special workshops are presented where children are exposed to different and fascinating crafts. It is done at a very practical level and by making items that can be sold for their own pockets, the children learn skills with which they can earn an income.

The children who attend the workshops are normally from disadvantaged backgrounds and would otherwise not have been afforded the opportunity of discovering their creative abilities. Thanks to Remgro's sponsorship, the scope of the workshops could be increased and better equipment and more sophisticated techniques introduced. One of the highlights of last year's festival was a workshop on African music. The children were not only exposed to numerous instruments, but were even given the opportunity to build their own drums.

## Sport development

**SA Golf Development Board (SAGDB) –** endeavours to make golf accessible to thousands of young South Africans who otherwise would not have had the opportunity of participating. Quality training is provided across the country to players from underprivileged areas with the aim of bringing them into the mainstream of junior golf.

However, the transfer of the skills of the game is not the only facet of SAGDB's activities. The unique values of the game are also used to inculcate with young players life skills such as integrity, self-confidence and respect.

An important development this year has been the co-operation between the Professional Golfers' Association (PGA) and SAGDB to develop a mentorship programme in terms of which top coaches of the PGA and SAGDB hold sessions with development coaches where expertise is shared. This promises to improve the quality of coaching in the country substantially and will ensure that young players are taught the right techniques from the outset.

**Western Cape Cricket Academy –** an investment in young talent which has produced spectacular dividends is the Western Cape Cricket Academy. The national training group currently boasts five former Academy players, while previously another five were included in the SA team. In addition, the Cobras (WP/Boland) presently has no fewer than 14 former Academy members in their side.

In just a little more than a decade, the Academy has grown into a catalyst for cricket development in the country. National and provincial teams literally swarm with players who have honed their talents at the Academy. Initially it was only men's cricket which benefited, but now women's cricket is gradually following suit. Five women have already played for South Africa, while the captain of the SA U.19 team to New Zealand and Sri Lanka hails from the Academy.

The University of the Western Cape, which acts as a sponsorship facilitator for the Academy, also benefits from Remgro's annual contribution. During the past year it was able to improve its facilities to the extent that the Academy can now hold practice sessions there.

### Community development

**Ikamva Labantu –** was founded 45 years ago as an "emergency unit" for black urban communities in the Western Cape. Today it serves as a "midwife" and laboratory for community initiatives and has become a model of transforming despondency into hope.

During the past year 30 000 pre-school children, 1 000 orphans, 750 seniors and 6 000 youth were reached by various programmes of Ikamva. Nutrition services to all programmes continue, with 50 urban food gardens supplementing all meals provided by Ikamva programmes.

The major focus in the family services sector is on Remgro's pilot programme. It has assisted 271 children from 73 households, with particular programme emphasis placed on the acquisition of government social grants and on parenting skills for the adult carers of the children. All "Remgro" children receive material and psychosocial support, including food parcels, stationery, uniforms and school fees.

Ikamva and Remgro have evaluated this model and are planning to replicate it elsewhere in the country as it has proved to be a successful system to help vulnerable children to support themselves.

**u Mephi –** is an intensive care programme which caters for orphans as well as abused and molested children. Rather than caring for the children in institutions, they are moved as quickly as possible to homes within the community. At present there are 27 such satellite homes. The aim is to get involved in children's lives as early as possible before they are maltreated or become street children.

Another main aspect of u Mephi's child caring programme is to find suitable homes for babies who are referred to them by pregnancy crisis centres. For this purpose 19 halfway homes have been established in the larger cities of the country. The first prize is always for the children to return to their mothers or to the extended families. If not possible, the next option is adoption. Only in exceptional cases foster care homes are considered.

u Mephi has more than 2 500 babies in its care and the next goal is to assist at least 10 000 children by 2010.

**Stellenbosch Community Development Programme (SCDP) –** one of the most important aims of this programme is to attend to the nutritional needs of Ikaya Primary School in Kayamandi, Stellenbosch where some 900 children are fed daily. As mentioned earlier, Remgro is also involved in others facets of this school's development through the ORT SEED programme.

Other programmes of the SCDP include after-school activities for malnourished children as well as those in the obese category, assistance to unemployed mothers through the vegetable garden and craft projects, and a continuous engagement with teachers and the community with regard to hygiene and discipline of children.

### Health care

**Wits/Donald Gordon Medical Centre (WDGMC) –** the past year has seen this academic programme making significant progress in the area of subspecialist training. The first fellow (subspecialist in training) was appointed in the department of Paediatric Oncology, while the departments of Internal Medicine and Anaesthesiology were integrated into the academic training circuit with the appointment of three registrars.

In March 2007, the department of Geriatrics was established at the hospital, with the appointment of a consultant (a qualified subspecialist) in geriatric medicine. This appointment saw the establishment of Geriatrics for the first time in the Wits Faculty of Health Sciences.

The integration of WDGMC as a fully fledged teaching hospital is now well under way. This has been possible only as a result of donor funding. The positive impact of this integration is being felt by the faculty as well as by patients using the facilities. The creation of such academic posts in the private sector is also having a significant impact on the retention of skilled medical staff within South Africa.

**Organ Donor Foundation of SA –** the availability of life-sustaining organs is literary a matter of life and death. The Organ Donor Foundation dedicates itself to the smooth transition of organs between donor and recipient. There are many grateful people who can testify today that they have been given the chance of a new life thanks to the untiring efforts of the Foundation.

Remgro supports this humane effort by sponsoring four flights per year for the transport of critical organs. The staff of Falconair play a vital role in this regard, which is greatly appreciated.

# FINANCIAL REPORT

# 2008

# CONTENTS

# STATEMENT OF RESPONSIBILITY

## BY THE BOARD OF DIRECTORS

The directors are responsible for the maintenance of adequate accounting records and the preparation and integrity of the annual financial statements included in this Annual Report.

The annual financial statements are prepared, in accordance with International Financial Reporting Standards (IFRS) and the requirements of the South African Companies Act, on the going concern basis and incorporate full and responsible disclosure. The annual financial statements are based upon appropriate accounting policies and supported by reasonable and prudent judgements and estimates.

The directors are satisfied that the information contained in the financial statements fairly represents the results of operations for the year and the financial position of the Group at year-end. The accuracy of the other information included in the Annual Report was considered by the directors and they are satisfied that it accords with the financial statements.

The directors are also responsible for the Company's system of internal financial controls. The system was developed to provide reasonable, but not absolute, assurance regarding the reliability of the financial statements, the safeguarding of assets, and to prevent and detect misrepresentation and losses.

The directors are of the opinion that the Group will continue as a going concern in the future.

The financial statements were audited by the independent auditor, PricewaterhouseCoopers Inc., to whom unrestricted access was given to all financial records and related information. The directors are further of the opinion that all statements that were made to the auditor during the course of the audit were valid and relevant. The auditor's report is presented on page 50.

Signed on behalf of the Board of Directors.

**Johann Rupert**
*Chairman*

**Thys Visser**
*Chief Executive Officer*

Stellenbosch
18 June 2008

## STATEMENT BY THE COMPANY SECRETARY

I, Mariza Lubbe, being the Company Secretary of Remgro Limited, hereby certify that all returns required of a public company have, in respect of the year under review, been lodged with the Registrar of Companies and that all such returns are true, correct and up to date.

**Mariza Lubbe**
*Secretary*

Stellenbosch
18 June 2008

We have audited the annual financial statements and group annual financial statements of Remgro Limited, which comprise the directors' report, the balance sheet and the consolidated balance sheet as at 31 March 2008, the income statement and the consolidated income statement, the statement of changes in equity and the consolidated statement of changes in equity, the cash flow statement and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes, as set out on pages 51 to 113.

### DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

### AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### OPINION

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company and of the Group as of 31 March 2008, and of their financial performance and their cash flows for the year then ended in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa.

*PricewaterhouseCoopers Inc.*

**PRICEWATERHOUSECOOPERS**

*Director: N H Döman*
*Registered Auditor*

Cape Town
18 June 2008

Dear Shareholder

The Board has pleasure in reporting on the activities and financial results for the year under review.

## NATURE OF ACTIVITIES

The Company is an investment holding company. Cash income is derived mainly from dividends and interest. The consolidated annual financial statements of the Company and its subsidiaries also incorporate the equity accounted attributable income of associated companies and joint ventures.

The Group's interests consist mainly of investments in tobacco products, banking and financial services, printing and packaging, motor components, glass products, medical services, mining, petroleum products, food, wine and spirits and various other trade mark products.

## RESULTS

| Year ended 31 March: | 2008 | 2007 |
|---|---|---|
| Headline earnings – Excluding non-recurring portion of BEE costs (R million) | 8 028 | 6 892 |
| – per share (cents) | 1 700.7 | 1 453.6 |
| – diluted (cents) | 1 656.8 | 1 409.2 |
| | | |
| Headline earnings (R million) | 7 991 | 6 892 |
| – per share (cents) | 1 692.8 | 1 453.6 |
| – diluted (cents) | 1 649.0 | 1 409.2 |
| | | |
| Earnings – net profit for the year (R million) | 9 893 | 6 942 |
| – per share (cents) | 2 095.7 | 1 464.2 |
| – diluted (cents) | 2 048.9 | 1 418.5 |
| | | |
| Dividends (R million)* | 2 471 | 2 102 |
| – ordinary – per share (cents) | 510.00 | 434.00 |

\* *A final dividend of 330 cents (2007: 281 cents) per share was declared after the year-end and was therefore not provided for in the annual financial statements. No STC is payable on these dividends.*

## INVESTMENTS

The most important changes during the year under review were as follows:

### Rainbow Chicken Limited (Rainbow)
**Offer to minority shareholders of Rainbow**
During March 2007 Remgro made an offer to buy out the minority shareholding of Rainbow for a cash consideration of R16.00 per Rainbow share or 9 Remgro ordinary shares for every 100 shares held in Rainbow, or a combination of the aforementioned. On 5 June 2007 the majority of Rainbow's shareholders voted against the scheme of arrangement.

An alternative offer, consisting of a cash consideration of R16.00 per Rainbow share or 8.1 Remgro ordinary shares for every 100 shares held in Rainbow, or a combination thereof, became effective on 6 June 2007.

In terms of the abovementioned offer, Remgro acquired 30 236 876 Rainbow shares. Of this number of shares 27 749 336 were acquired for a cash consideration of R16.00 per Rainbow share for a total amount of R448.6 million, while 2 487 540 Rainbow shares were acquired through the issue of 201 399 Remgro shares, issued at an average price of R186.10 per Remgro share.

**Rainbow** *(continued)*

**Offer to minority shareholders of Rainbow** *(continued)*

During the year under review Remgro acquired 10 699 024 Rainbow shares in the open market at R16.00 per share for a total amount of R171.9 million. On 31 March 2008, Remgro's effective interest in Rainbow was 74.0% (31 March 2007: 61.4%).

**Broad-based black economic empowerment (BEE) initiative**

On 18 March 2008 Rainbow shareholders approved a proposal to introduce a strategic BEE shareholding into the company. Rainbow will issue 51 177 217 Rainbow shares (the BEE shares) at R17.89 per share to a BEE consortium (BEECo). BEECo will be owned by the BEE partners and the shares issued to BEECo will represent 15% of the entire issued share capital of Rainbow.

The BEE shares will be issued during June 2008, after the payment of the final dividend to existing Rainbow shareholders. For accounting purposes the effective date of the transaction is 18 March 2008, i.e. the date on which Rainbow shareholders approved the transaction. The purchase price of the BEE shares will be settled by BEECo by issuing redeemable preference shares in BEECo to Rainbow.

For accounting purposes the terms of the issue of the BEE shares and funding thereof are deemed to constitute an option in Rainbow shares granted to BEECo, and accordingly the issue of the BEE shares and the subscription by Rainbow of the BEECo preference shares, are not recognised for accounting purposes. The BEE transaction will accordingly not affect Remgro's effective shareholding in Rainbow until the redemption of the BEE preference shares, referred to above, takes place.

**PG Group of Companies (PGSI)**

With effect from 31 July 2007 Remgro acquired a 24.5% interest, on a fully diluted basis, in PGSI for R719.5 million, including transaction costs. PGSI is the foreign holding company of the Plate Glass group. For the year ended 31 March 2008 PGSI, which has a December year-end, has been equity accounted for the five months to December 2007. In future PGSI will be equity accounted for the twelve-month period ending December each year.

**Tsb Sugar Holdings (Pty) Limited (Tsb Sugar)**

**Land claims**

Effective 1 April 2007 Tsb Sugar concluded the Tenbosch land claim whereby it disposed of 4 800 hectares (ha) of irrigated sugarcane agricultural land in the Nkomazi region to land claimants in terms of a land reform transaction for an amount of R285 million. The transaction constituted the first phase of Tsb Sugar's land reform process.

The second phase of Tsb Sugar's land reform transactions is currently in progress and consists of the remaining claimed land, situated mainly in the Malelane area. This phase will comprise the sale of 3 162 ha under sugarcane and 71 ha under litchis, all of which is irrigated, as well as 2 599 ha that is not under irrigation. This transaction is expected to be completed early in the next financial year.

**Resource Energy BV (RE)**

During the year under review Tsb Sugar, Compagnie Industriali Riunite of Italy and VenFin Limited, established RE. Tsb Sugar acquired a 25% interest in RE for a total amount of R8.6 million, with additional investments to be made on a project-by-project basis.

RE is involved in renewable energy through the acquisition, development and integration of biofuel production facilities, with its initial focus on the production of ethanol from sugarcane.

**Unilever South Africa Holdings (Pty) Limited (Unilever South Africa)**

Until October 2007 Remgro held a 41% interest in Unilever Bestfoods Robertsons (Holdings) Limited L.L.C. (UBR), which in turn owned 100% of the Unilever South Africa Foods (SA Foods) and Unilever Israel Foods businesses. The UBR venture had no interest in the Unilever South Africa Home and Personal Care (SA HPC) businesses.

Globally, Unilever simplified its organisational structure which, inter alia, entailed the merging of the SA Foods and SA HPC businesses into a single leadership and operating framework under the "One Unilever" programme.

During October 2007 Remgro and Unilever agreed that Remgro would divest from its 41% interest in UBR in exchange for a 25.75% interest in the total South African Unilever business, consisting of the combined SA Foods and SA HPC businesses. An after-tax capital gain of R1 167 million was realised on this transaction.

### Medi-Clinic Corporation Limited (Medi-Clinic)

Effective 26 October 2007 Medi-Clinic finalised the acquisition of Hirslanden Finanz AG (Hirslanden) for an amount of CHF2 556 million. Hirslanden is the holding company of the largest private hospital group in Switzerland. Medi-Clinic financed the purchase consideration through interest-bearing debt as well as a rights offer amounting to R4 500 million.

In terms of the rights offer Medi-Clinic issued 198 675 497 shares at an issue price of R22.65 per share. Remgro followed its rights in terms of the rights offer and took up 86 217 868 Medi-Clinic shares amounting to R1 952.8 million. On 31 March 2008 Remgro's effective interest in Medi-Clinic was 45.9% (31 March 2007: 47.6%).

### FirstRand Limited (FirstRand) and RMB Holdings Limited (RMBH)

On 7 November 2007 FirstRand shareholders approved the proposed unbundling of its shareholding in Discovery Holdings Limited (Discovery). In terms of this transaction, FirstRand distributed its Discovery shareholding to its shareholders on 26 November 2007 in the ratio of 5.61343 Discovery shares for every 100 FirstRand shares.

In terms of a separate agreement with Remgro, RMBH agreed to acquire the 27 008 590 Discovery shares received by Remgro pursuant to the unbundling described above, by issuing 21 302 886 RMBH shares at R33.94 per share for a total amount of R723 million. Remgro realised an after-tax capital gain of R403 million on this transaction.

During the year under review, Remgro also acquired 30 000 RMBH shares in the open market at R33.49 per share for a total amount of R1.0 million. Following these transactions, Remgro's interest in RMBH is 25.0% (31 March 2007: 23.7%).

### Kagiso Trust Investments (Pty) Limited (KTI) and the Kagiso Infrastructure Empowerment Fund (KIEF)

During the 2007 financial year, Remgro entered into agreements with KTI and KIEF, in terms of which it committed funds amounting to R350 million to KIEF. The fund has a target size of R650 million and aims to invest in infrastructure projects, including roads, airports, power and telecommunication installations, railway systems, ports, water and social infrastructure. By 31 March 2007, Remgro invested R4.7 million of the R350.0 million committed. During the year under review Remgro invested a further R45.7 million in KIEF.

### Business Partners Limited (Business Partners)

During the year under review Remgro acquired a further 437 330 Business Partners shares for a total amount of R2.5 million. On 31 March 2008, Remgro's interest in Business Partners was 20.2% (31 March 2007: 20.0%) on a fully diluted basis.

### Xiocom Wireless, Inc. (Xiocom)

During the year under review Remgro acquired a 37.5% interest, on a fully diluted basis, in Xiocom, a newly established USA company that specialises in the deployment and operation of wireless broadband networks. Remgro has conditionally committed funds amounting to $50.0 million to Xiocom. By 31 March 2008, $11 million of the $50.0 million, was invested.

For the year under review, Xiocom was equity accounted for the eight months to 31 March 2008.

### Repurchase of Remgro shares

At 31 March 2008, 8 554 019 Remgro ordinary shares (1.9%) were held as treasury shares (31 March 2007: 8 554 019 shares). No shares were repurchased by the Company or any wholly owned subsidiary company during the year under review.

The Remgro Share Trust purchased 150 566 Remgro ordinary shares during the year under review at an average price of R189.19 for a total amount of R28.5 million, while 126 383 shares were delivered to participants against payment of the purchase price.

## CASH RESOURCES AND APPLICATION

**The Company's cash resources at 31 March 2008 were as follows:**

| | Local<br>R million | Offshore<br>R million | Total<br>R million |
|---|---|---|---|
| Per consolidated balance sheet | 1 280 | 2 654 | 3 934 |
| Less: Cash of other operating subsidiaries | (661) | – | (661) |
| Cash at the centre | 619 | 2 654 | 3 273 |
| Attributable share of R&R's cash | – | 2 433 | 2 433 |
| **Available cash** | 619 | 5 087 | 5 706 |

On 31 March 2008, £309 million (R4 953 million) of the available offshore cash was invested in United Kingdom Treasury Bills.

The final ordinary dividend per share has been increased by 17.4% to 330 cents. Total ordinary dividends per share in respect of the financial year to 31 March 2008 have therefore increased by 17.5% from 434 cents to 510 cents.

**The total distribution to shareholders in respect of the financial year is as follows:**

| (Based on total issued shares at time of payment) | 2008<br>R million | 2007<br>R million |
|---|---|---|
| Ordinary | | |
| – Interim | 872 | 741 |
| – Final | 1 599 | 1 361 |
| **Total** | 2 471 | 2 102 |

## GROUP FINANCIAL REVIEW

### Changes in accounting policy

**Restatement of comparative figures in respect of joint ventures**

In terms of *IAS 31: Interests in Joint Ventures*, such entities can be accounted for by using proportionate consolidation or alternatively by applying the equity method. Previously the Group proportionately consolidated its interests in jointly controlled ventures and thereby accounted for its share of each of the assets, liabilities, income and expenses of the jointly controlled ventures on a line-by-line basis in its financial statements.

With effect from 1 April 2007 the Group changed its accounting policy for the accounting treatment of jointly controlled ventures from proportionate consolidation to the equity method, as it only has an interest in the outcome generated by the activities of these ventures and not any rights to the individual assets or contractual obligations for expenses or financing of these entities. The change in accounting policy will thus result in more appropriate presentation of investments in joint ventures. This change in accounting policy had no effect on Remgro's net asset value, earnings or headline earnings for the comparative year. Certain line items in the comparative balance sheet and income statement have been restated accordingly. The effect thereof was immaterial.

*Restatement of comparative balance sheet as a result of abovementioned prior year adjustment:*

| | 31 March 2007<br>R million |
|---|---|
| Decrease in property, plant and equipment | (1) |
| Increase in investments in joint ventures | 8 |
| Decrease in loans granted | (3) |
| Decrease in current assets | (6) |
| Decrease in current liabilities | 2 |

**OTHER ADJUSTMENTS**

**Restatement of comparative figures in respect of associated companies**

During July 2007 the South African Institute of Chartered Accountants issued a new accounting guideline on headline earnings, i.e. Circular 08/07. The effective date of this circular is for all financial periods ending on or after 31 August 2007. The circular requires comparative headline earnings to be restated in accordance with the new prescribed formula if needed. Previously headline earnings was calculated in terms of Circular 07/02.

On 26 November 2007 Remgro published its interim results for the six months ended 30 September 2007. Attention was drawn to the fact that at that stage certain associated companies were not in a position to provide Remgro with the necessary information in order to restate its headline earnings for the comparative periods. This related to associated companies that implemented Circular 08/07 in later financial periods, for example FirstRand Limited and RMB Holdings Limited in respect of their interim reporting to 31 December 2007.

The JSE granted Remgro exemption from complying with Circular 08/07 in respect of listed associated companies that had not yet published their restated headline earnings prior to Remgro releasing its interim results for the six months ended 30 September 2007. The results of those companies included in Remgro's interim report for the six months ended 30 September 2007 were based on their results prepared in terms of Circular 07/02.

The companies mentioned above have subsequently announced their restated results in terms of Circular 08/07 and Remgro has consequently restated its reported results for the six months ended 30 September 2006 and 30 September 2007 respectively, as well as for the year ended 31 March 2007.

*Restatement of headline earnings as a result of the above-mentioned adjustment:*

| | Year ended 31 March 2007 R million | Six months ended 30 September 2007 R million | 2006 R million |
|---|---|---|---|
| **Income statement** | | | |
| Headline earnings as previously reported | 6 853 | 4 016 | 3 232 |
| Restatement of comparative figures in respect of associated companies | 39 | 15 | (13) |
| Restated headline earnings | 6 892 | 4 031 | 3 219 |
| | | | |
| Headline earnings per share as previously reported (cents) | 1 445.4 | 851.0 | 678.1 |
| Restated headline earnings per share (cents) | 1 453.6 | 854.2 | 675.3 |

Attention is drawn to the fact that the results for the six months ended 30 September 2007 and 2006 are unaudited.

**COMPARISON WITH PRIOR YEAR**

With effect from 31 March 2007 Business Partners Limited (Business Partners) was reclassified as an investment in an associated company, while previously it was accounted for under "Investments – Other".

For the year under review Business Partners was thus accounted for according to the equity method, while only dividend income was previously accounted for. Certain income statement items are therefore not directly comparable with those of the prior year.

## BALANCE SHEET

The analysis of "Equity" and of "Source of headline earnings" below reflects the divisions into which the interests have been classified. Each division represents the main business sector of the investments classified under it. No adjustment has been made where companies are active mainly in one sector but also have interests in other sectors.

|  | 2008 | | 2007 | |
|---|---|---|---|---|
|  | R million | R per share | R million | R per share |
| *Equity employed* | | | | |
| Attributable to equity holders | 57 227 | 121.11 | 45 672 | 96.69 |
| *Employment of equity* | | | | |
| Tobacco interests | 21 891 | 46.33 | 20 124 | 42.60 |
| Financial services | 10 559 | 22.34 | 8 593 | 18.19 |
| Industrial interests | 15 182 | 32.14 | 9 546 | 20.21 |
| Mining interests | 7 619 | 16.12 | 5 677 | 12.02 |
| Corporate finance and other interests | 1 976 | 4.18 | 1 732 | 3.67 |
|  | 57 227 | 121.11 | 45 672 | 96.69 |

## INCOME STATEMENT

|  | 2008 | | 2007 | |
|---|---|---|---|---|
|  | R million | % | R million | % |
| *Source of headline earnings* | | | | |
| Tobacco interests | 3 579 | 45 | 2 964 | 43 |
| Financial services | 2 120 | 26 | 1 568 | 23 |
| Industrial interests | 1 895 | 24 | 1 924 | 28 |
| Mining interests | 264 | 3 | 155 | 2 |
| Corporate finance and other interests | 133 | 2 | 281 | 4 |
|  | 7 991 | 100 | 6 892 | 100 |

|  | 2008 | 2007 |
|---|---|---|
|  | R million | R million |
| *Composition of headline earnings* | | |
| Subsidiary companies | 910 | 888 |
| Profits | 933 | 900 |
| Losses | (23) | (12) |
| Associated companies and joint ventures | 7 081 | 6 004 |
| Profits | 7 148 | 6 004 |
| Losses | (67) | – |
|  | 7 991 | 6 892 |

## COMPANY NET PROFIT AND APPROPRIATION

|  | 2008 | 2007 |
|---|---|---|
|  | R million | R million |
| The Company's own distributable reserves at the beginning of the year amounted to | 2 353 | 2 779 |
| Net profit for the year | 2 135 | 3 356 |
| Dividend No 14 of 281.00c per share paid in August 2007 (August 2006: 228.00c) | (1 361) | (1 104) |
| Special dividend of 400.00c per share paid in August 2006 | – | (1 937) |
| Dividend No 15 of 180.00c per share paid in January 2008 (January 2007: 153.00c) | (872) | (741) |
| The Company's own distributable reserves carried forward to the following year amounted to | 2 255 | 2 353 |

## SHARE SCHEME

During the year the trustees of the Remgro Share Scheme offered ordinary shares to participants as follows:

| Date | Offer price (Rand) | Number of shares offered | Number of shares accepted as at 31 March 2008 |
|---|---|---|---|
| 20/06/2007 | 186.70 | 133 461 | 130 631 |
| 02/07/2007 | 187.50 | 278 | 278 |
| 01/08/2007 | 179.75 | 330 | 330 |
| 02/08/2007 | 176.85 | 13 856 | 13 856 |
| 14/08/2007 | 177.00 | 467 | 467 |
| | | 148 392 | 145 562 |

The current position of the Remgro Share Scheme is as follows:

| | Average offer price (Rand) | Number of shares |
|---|---|---|
| **Ordinary shares due to participants** | | |
| Previous financial year | 72.65 | 3 396 994 |
| Offered and accepted in current financial year | 185.69 | 145 562 |
| Shares paid for and delivered | 56.50 | (126 383) |
| Resignations and other | 117.70 | (4 250) |
| **Total at 31 March 2008** | 78.01 | 3 411 923 |

Refer to note 24 to the annual financial statements for full details on the Remgro Share Scheme.

## PRINCIPAL SHAREHOLDER

Rembrandt Trust (Pty) Limited (Rembrandt Trust) holds all the issued unlisted B ordinary shares of the Company and is entitled to 44.83% (2007: 44.84%) of the total votes.

An analysis of the shareholders appears on pages 115 and 116.

## SUBSIDIARY COMPANIES AND INVESTMENTS

Particulars of subsidiary companies, associated companies and other investments are disclosed in Annexures A and B.

## DIRECTORS

The names of the directors appear on pages 10 and 11.

Mr D M Falck retired as financial director on 18 June 2008. Mr L Crouse was appointed as financial director on 18 June 2008.

In terms of the provision of the Articles of Association, Messrs L Crouse, G D de Jager, J W Dreyer, F Robertson, T van Wyk, Dr E de la H Hertzog and Mrs J A Preller retire from the Board by rotation. These directors are eligible and offer themselves for re-election.

## DIRECTORS' INTERESTS

At 31 March 2008 the aggregate of the direct and indirect interests of the directors and their associates in the issued ordinary share capital of the Company amounted to 0.86% (2007: 0.86%).

Mr J P Rupert is a director of Rembrandt Trust which owns all the issued unlisted B ordinary shares.

An analysis of directors' interests in the issued capital of the Company appears on page 117.

## DIRECTORS' EMOLUMENTS

The Board recommends that directors' fees for services rendered as directors during the past financial year be fixed at R2 525 000 (2007: R1 846 000) in total.

## ACQUISITION OF SHARES OF THE COMPANY

It is recommended that a general authority be granted to the Board to acquire, should circumstances warrant it, the Company's own shares and to approve the acquisition of shares in the Company by any of its subsidiaries, subject to the provisions of the Companies Act (No. 61 of 1973), as amended ("Companies Act"), and the Listings Requirements of the JSE Limited ("Listings Requirements"). It is further recommended that a general authority be granted to the Board to enable the Board to, subject to the provisions of the Companies Act and the Listings Requirements, enter into derivative transactions which may or will lead to the Company being required to purchase its own shares.

Special resolutions to grant this general authority are incorporated in the notice of the annual general meeting that appears on page 118.

## SPECIAL RESOLUTIONS

No special resolutions have been passed by the Company's major subsidiaries, the nature of which might be significant in respect of the state of affairs of the Group.

## GROUP RESTRUCTURING

During November 2007, Remgro announced that it was considering a restructuring of the Group to split its tobacco assets from its other assets.

All cautionary and other announcements relating to the intended restructuring are available on Remgro's website at www.remgro.com.

## DECLARATION OF CASH DIVIDEND

### DECLARATION OF DIVIDEND NO 16

A final dividend of 330 cents (2007: 281 cents) per share was declared in respect of both the ordinary shares of one cent each and the unlisted B ordinary shares of ten cents each, for the financial year ended 31 March 2008.

### PAYMENT

The final dividend is payable on Monday, 18 August 2008, to shareholders of the Company registered at the close of business on Friday, 15 August 2008.

Shareholders may not dematerialise or rematerialise their holdings of ordinary shares between Monday, 11 August 2008, and Friday, 15 August 2008, both days inclusive.

## SECRETARY

The name and address of the Company Secretary appears on page 114.

## APPROVAL

The annual financial statements set out on pages 51 to 113 have been approved by the Board.

Signed on behalf of the Board of Directors.


**Johann Rupert**
*Chairman*

**Thys Visser**
*Chief Executive Officer*

Stellenbosch
18 June 2008

The annual financial statements are prepared on the historical cost basis, unless otherwise indicated, in accordance with International Financial Reporting Standards (IFRS), the requirements of the Companies Act (No. 61 of 1973), as amended, and the Listings Requirements of the JSE Limited.

These financial statements incorporate accounting policies that have been consistently applied to both years presented, with the exception of the implementation of *IFRS 7: Financial Instruments – Disclosure*, the amendment to *IAS 1: Presentation of Financial Statements* and the change in the accounting treatment of joint ventures. The implementation of IFRS 7 and the amendment to IAS 1 relating to objectives, policies and processes for managing capital had no impact on the results of either the current or prior years, but necessitated additional disclosure. Refer to the Report of the Board of Directors for detail on the change in the accounting treatment of joint ventures.

During the year various other new accounting standards, interpretations and amendments to IFRS became effective. The adoption of these new accounting standards, interpretations and amendments to IFRS had no impact on the results of either the current or prior years.

The preparation of the financial statements necessitates the use of estimates, assumptions and judgements that affect the reported amounts in the balance sheet and income statement. Although estimates are based on management's best knowledge and judgements of current facts as at balance sheet date, the actual outcome may differ from those estimates.

The most critical judgement exercised relates to the classification of investments as *associated companies* rather than investments *available-for-sale*. There are some investments over which Remgro is believed to have significant influence although it has an interest of less than 20% in these companies. However, as Remgro has board representation and is one of the major shareholders of these companies, its influence over their financial and operating policies is significant. Those investments are accordingly accounted for as associated companies using the equity method. The fair value of associated companies is set out in note 6 to the annual financial statements.

A further significant estimate relates to the Group's accounting policy in terms of which deferred taxation is provided for on all temporary differences between the carrying value and the tax base of investments. This tax is measured at the estimated tax consequences based on the manner in which the entity, at the balance sheet date, expects to recover the carrying value of the various investments. The carrying value of investments in associated companies are mainly recovered through dividends. As no taxable temporary differences exist, no deferred tax is provided. Deferred taxation on the fair value adjustments of investments available-for-sale is provided at the rate at which capital gains are taxed, as there is a possibility that these investments will be realised in the medium term.

Other estimates and assumptions relate to the determination of the useful lives of assets, impairment of goodwill, the valuation of unlisted investments, the provision of deferred taxation for the Company's unutilised STC (secondary taxation on companies) credits and the assumptions used in calculating retirement benefit obligations and share-based payments. Details of these estimates and assumptions are set out in the relevant notes to the annual financial statements.

The composition of the Group's net profit is relevant for a proper understanding of its financial results. Due to the nature of the Group's operations a significant portion of its net profit results from associated companies and joint ventures. Consequently, additional information relating to the Group's share of the after-tax profit of associated companies and joint ventures is disclosed separately on the face of the income statement.

In order to promote comparability, equity accounted income from associated companies and joint ventures, which is presented on an after-tax basis, is disclosed after the tax line on the income statement.

"Consolidated profit" represents the profit of the Company and its subsidiary companies before equity accounted income, while "Trading profit" represents the profit of the operating subsidiaries in the Group, before investment income, finance costs and items of a capital nature.

The accounting policies that the Group applied in the presentation of the financial statements are set out below.

**(1)  CONSOLIDATION AND EQUITY ACCOUNTING**

### Consolidation – subsidiary companies

All entities in which the Group, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has the power to exercise control over the operations, are included in the consolidated financial statements in the accepted manner. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

The purchase method of accounting is used to account for the acquisition of subsidiaries. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination, irrespective of the extent of minority interests, are measured initially at their fair values at the acquisition date. The excess of the cost of the acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is accounted for directly in the income statement. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

The results of subsidiary companies acquired or disposed of during the year are included in the consolidated income statement from or to the date on which effective control was acquired or ceased.

Intergroup transactions, balances and unrealised gains are eliminated on consolidation. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The accounting policies of subsidiaries conform to the policies adopted by the Group. Accounting policies between various industries have been aligned to the extent that it is material and appropriate for the specific industry.

Special purpose entities are consolidated when the substance of the relationship between the Group and the special purpose entity indicates that the Group effectively controls the entity.

The Group applies a policy of treating transactions with minority shareholders as transactions with equity owners of the Group. For purchases of minority interests, the difference between the consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is deducted from equity. When interests in subsidiaries are sold to minority shareholders, any difference between the consideration received and the interest of the minority shareholder in the carrying value of the subsidiary's net assets are also accounted for in equity.

### Consolidation – The Remgro Share Trust

The Remgro Share Trust has been consolidated as it is effectively controlled by the Company.

### Equity accounting – joint ventures

All jointly controlled ventures are accounted for according to the equity method as with associated companies.

### Equity accounting – associated companies

Entities that are neither subsidiaries nor joint ventures, but in which a long-term interest is held and over whose financial and operating policies a significant influence can be exercised, are accounted for according to the equity method as

associated companies. The results of associated companies, acquired or disposed of, are included in the consolidated income statement from the date on which effective significant influence begins or until it ceases. Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associate. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's share of retained income is transferred to non-distributable reserves. The Group's share of other movements in the reserves of associated companies is accounted for as changes in consolidated non-distributable reserves. The carrying value of the Group's associated companies includes goodwill identified at acquisition. When the Group's share of losses in an associated company equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associated company.

Dilutionary and anti-dilutionary effects of equity transactions by associated companies that Remgro is not party to, are accounted for directly against reserves.

Certain associated companies have year-ends that differ from that of the Company. In such circumstances the results of listed and certain unlisted companies are accounted for from the latest published information and management accounts as at year-end, respectively. The accounting policies of associated companies have been changed where necessary to align them to those of Remgro and its subsidiaries to the extent that it is material and appropriate for the specific industry in which the associate operates.

### Separate financial statements

In Remgro's separate financial statements, investments in subsidiaries, joint ventures and associated companies are carried at cost.

## (II) PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION

**Land and buildings, machinery, equipment, office equipment and vehicles –** are stated at historical cost less accumulated depreciation. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation on buildings, machinery, equipment, office equipment and vehicles is provided on a straight-line basis at rates that reduce the cost thereof to an estimated residual value over the expected useful life of the asset. The residual values and expected useful lives of assets are reviewed annually on balance sheet date and adjusted where necessary. No depreciation is provided for on land.

**Leased assets –** Assets leased in terms of finance leases, i.e. where the Group assumes substantially all the risks and rewards of ownership, are capitalised at the inception of the lease at the lower of the fair value of the leased asset or the present value of the minimum finance lease payments. Leased assets are depreciated over the shorter of the lease period or the period over which the particular asset category is otherwise depreciated. The corresponding rental obligations, net of finance charges, are included in non-current liabilities. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The finance charges are accounted for in the income statement over the term of the lease using the effective interest rate method.

Leases of assets where the lessor substantially retains all the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are accounted for in income on a straight-line basis over the period of the lease.

**Preproduction and borrowing costs –** Preproduction and borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets until such assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from borrowing costs capitalised.

**(III) BIOLOGICAL AGRICULTURAL ASSETS**

The fair value of the biological agricultural assets is determined on the following basis:

**Sugarcane –** Roots are valued at the current establishment and replacement cost and the value is proportionally reduced over the estimated useful life of the roots. Standing cane is valued at its best-estimated recoverable value less harvesting, transport, agricultural levies and other over-the-weighbridge costs.

**Citrus –** Orchards are valued at the current establishment and replacement cost adjusted for maturity levels and the value is proportionally reduced over the estimated useful life of the orchards. Citrus fruit is valued at the best-estimated recoverable values less harvesting, transport and agricultural levies.

**Bananas –** Bananas are valued at the current establishment costs and the value is proportionally reduced over the expected life of banana trees.

**Breeding stock –** Breeding stock includes the breeding and laying operations. Hatching eggs are included in breeding stock. Breeding stock is measured at their fair value less estimated closure point-of-sale costs at reporting dates. Fair value is determined based on market prices or, where market prices are not available, by reference to sector benchmarks.

Gains and losses arising on the initial recognition of these assets at fair value less estimated point-of-sale costs and from a change in fair value less estimated point-of-sale costs are accounted for in profit and loss during the period in which they arise.

Sugarcane, citrus and bananas are reported in the balance sheet as non-current assets, while breeding stock is reported as current assets.

**(IV) INVESTMENT PROPERTIES**

Investment properties are held to generate rental income and appreciate in capital value. Investment properties are treated as long-term investments and are carried at cost less accumulated depreciation. Buildings are depreciated to their estimated residual values on a straight-line basis over their expected useful lives.

Investment properties are valued by external independent professional valuers every third year.

**(V) INTANGIBLE ASSETS**

**Goodwill –** On the acquisition of an investment, fair values at the date of acquisition are attributed to the identifiable assets, liabilities and contingent liabilities acquired.

Goodwill is the difference between the cost of the investments and the fair value of attributable net assets of the subsidiaries, joint ventures and associated companies at the acquisition dates. Goodwill is reported in the balance sheet as non-current assets and is carried at cost less accumulated impairment losses.

Goodwill attributable to associated companies and joint ventures is included in the carrying value of these companies.

**Trade marks –** The cost of developing and establishing trade marks is expensed as incurred. Consequently, the value thereof is not reflected in the annual financial statements. The cost of purchased trade marks is written off on a straight-line basis over their expected useful lives.

**Research and development costs –** Research cost is expensed as incurred. Where the asset recognition criteria have been met, development cost is capitalised and written off over the expected useful life of the product. Development cost previously expensed is not recognised as an asset in a subsequent period.

Trade marks and capitalised development costs with infinite lives are not amortised.

(VI)  **FINANCIAL INSTRUMENTS**
Financial instruments disclosed in the financial statements include cash and cash equivalents, investments, derivative instruments, debtors and short-term loans, trade and other payables and borrowings. Financial instruments are initially recognised at fair value, including transaction costs, when the Group becomes party to the contractual terms of the instruments. The transaction costs relating to the acquisition of financial instruments held at fair value through profit and loss are expensed. Subsequent to initial recognition, these instruments are measured as follows:

**Loans and receivables –** Loans and receivables are non-derivative financial instruments with fixed or determinable payments that are not quoted in an active market. These instruments are carried at amortised cost using the effective interest rate method.

**Held-to-maturity financial instruments –** Instruments with fixed maturity that the Group has the intent and ability to hold to maturity are classified as held-to-maturity financial instruments and are carried at amortised cost using the effective interest rate method.

**Available-for-sale financial instruments –** Other long-term financial instruments are classified as available-for-sale and are carried at fair value. Unrealised gains and losses arising from changes in the fair value of available-for-sale financial instruments are recognised in non-distributable reserves in the period in which they arise. When these financial instruments are either derecognised or impaired, the accumulated fair value adjustments are realised and included in the income statement.

**Financial instruments at fair value through profit and loss –** These instruments, consisting of financial instruments held-for-trading and those designated at fair value through profit and loss at inception, are carried at fair value. Derivatives are also classified as held-for-trading unless they are designated as hedges. Realised and unrealised gains and losses arising from changes in the fair value of these financial instruments are recognised in the income statement in the period in which they arise.

**Trade payables and borrowings –** Trade payables and borrowings are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method.

All purchases and sales of financial instruments are recognised at the trade date.

Financial assets (or portions thereof) are derecognised when the Group realises the rights to the benefits specified in the contract, the rights expire or the Group surrenders or otherwise loses control of the contractual rights that comprise the financial asset. On derecognition, the difference between the carrying amount of the financial asset and proceeds receivable, as well as any prior adjustments to reflect fair value that had been recognised in equity, is included in the income statement.

Financial liabilities (or portions thereof) are derecognised when the Group's obligation specified in the contract is discharged or cancelled or has expired. On derecognition, the difference between the carrying amount of the financial liability, including related unamortised costs, and the amount paid for it is included in the income statement.

The fair value of financial instruments traded in an organised financial market is measured at the applicable quoted prices. The fair value of the financial instruments that are not traded in an organised financial market is determined using a variety of methods and assumptions that are based on market conditions and risk existing at balance sheet date, including independent appraisals and discounted cash flow methods. Fair values represent an approximation of possible value, which may differ from the value that will finally be realised.

There are Group companies that are parties to derivative financial instruments that reduce exposure to financial risks. These instruments mainly comprise forward contracts. Certain Group companies apply hedge accounting. Gains and losses arising from cash flow hedges are recognised directly in equity, while those arising from fair value hedges are recognised in the income statement in the period in which they arise. Group companies that do not apply hedge accounting, recognise changes in the fair value of these and other derivative instruments in the income statement in the period in which they arise.

Any derivatives embedded in financial instruments are separated from the host contract when their economic characteristics are not closely related to those of the host contract and the host contract is not carried at fair value. Gains and losses are reported in the income statement.

Where a current legally enforceable right of set-off exists for recognised financial assets and financial liabilities, and there is an intention to settle the liability and realise the asset simultaneously, or to settle on a net basis, all related financial effects are offset.

**(VII) Non-current assets held for sale and discontinued operations**

Non-current assets (or disposal groups) are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. These assets (or disposal groups) are measured at the lower of its carrying amount or fair value less costs to sell.

**(VIII) Inventories**

Inventories are stated at the lower of cost or net realisable value. The basis of determining cost, which excludes finance costs, is the first-in first-out cost method. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Where applicable, provision is made for slow-moving and redundant inventories. Work in progress and finished goods include direct costs and an appropriate allocation of manufacturing overheads.

**(ix) Taxation**

Current taxation is provided by using current rates in terms of applicable tax laws.

Deferred taxation is provided for at current rates using the balance sheet liability method. Full provision is made for all temporary differences between the taxation base of an asset or liability and its balance sheet carrying amount. No deferred tax liability is recognised in those circumstances where the initial recognition of an asset or liability has no impact on accounting profit or taxable income. Assets are not raised in respect of deferred taxation, unless it is probable that future taxable profits will be available against which the deferred taxation asset can be realised in the foreseeable future.

Secondary taxation on companies is provided for in respect of dividend payments, net of dividends received or receivable and is recognised as a taxation charge for the year.

**(x) Foreign currencies**

**Functional and presentation currency**

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates, i.e. its functional currency. Remgro Group's company and consolidated functional and presentation currency is rand and all amounts, unless otherwise indicated, are stated in millions.

**Transactions and balances**

Foreign currency transactions are translated to the functional currency using the exchange rates prevailing at the date of the transactions. Except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges, foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of foreign currency denominated monetary assets and liabilities are recognised in the income statement. Exchange differences on non-monetary items are accounted for based on the classification of the underlying items. Foreign exchange gains and losses on financial instruments classified as available-for-sale financial assets are included in equity, whereas those on financial instruments held at fair value through profit and loss are reported as part of the fair value gain or loss.

**Group entities**

The results and financial position of all foreign operations (excluding those operating in hyperinflationary economies) that have a functional currency different from the Group's presentation currency are translated into the presentation currency as follows:

- Assets and liabilities are translated at the closing rate on the balance sheet date.
- Income and expenses for each income statement are translated at average exchange rates for the year, to the extent that such average rates approximate actual rates.
- All resulting exchange differences are recognised directly in equity.

On consolidation exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken directly to equity. On disposal of foreign operations, the related exchange differences are recognised in the income statement as part of the profit or loss on disposal. Goodwill and fair value adjustments arising on the acquisition of foreign operations are treated as assets and liabilities of the foreign operation and translated at closing rates at balance sheet date.

**(xi)  Impairment of assets**

### Goodwill and intangible assets with indefinite lives

These assets are assessed annually for possible impairments. For purposes of impairment testing, goodwill is allocated to cash-generating units, being the lowest component of the business measured in the management accounts that is expected to generate cash flows that are largely independent of another business component. Impairment losses relating to goodwill are not reversed. Any impairment is recognised in profit and loss.

### Other assets

The Group assesses at each balance sheet date whether there is objective evidence that other assets may be impaired.

+ **Impairment – subsidiaries, joint ventures and associates**

  An asset is impaired if its carrying amount is greater than its estimated recoverable amount, which is the higher of its fair value less cost to sell or its value in use. The carrying amounts of subsidiaries, joint ventures and associated companies are reviewed annually and written down for impairment where necessary.

+ **Investment property, property, plant and equipment and intangible assets with finite useful lives**

  Where these assets are identified as being impaired, that is when the recoverable amount has declined below its carrying amount, the carrying amount is reduced to reflect the decline in value. Such written-off amounts are accounted for in the income statement.

+ **Financial instruments carried at amortised cost**

  A financial asset is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (a 'loss event') and that loss event has an impact on the estimated future cash flows of the financial asset that can be reliably estimated.

  If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has occurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognised in the income statement. If a held-to-maturity investment or a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under contract. As a practical expedient, the Group may measure impairment on the basis of an instrument's fair value using an observable market price.

  If in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, such as improved credit rating, the previously recognised impairment loss is reversed and is recognised in the income statement.

+ **Financial assets carried at fair value**

  If any objective evidence of impairment exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and current fair value, less any impairment loss on the financial asset previously recognised in profit or loss is removed from equity and recognised in the income statement.

  Impairment losses on equity instruments that were recognised in the income statement are not subsequently reversed through the income statement – such reversals are accounted for in equity.

**(XII) PROVISIONS**

Provisions are recognised when a present legal or constructive obligation exists as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Provisions are measured at the present value of the expected expenditure required to settle the obligation using a pre-tax rate that reflects the current market assessment of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

**(XIII) EMPLOYEE BENEFITS**

**Post-retirement benefits**

*PENSION OBLIGATIONS* – Companies in the Group provide defined benefit and defined contribution post-retirement plans for their employees. The plan assets are held in separate trustee-administered funds. These plans are funded by payments from the employees and the Group, taking into account recommendations of independent qualified actuaries.

For the defined benefit plans, the pension accounting costs are assessed using the projected unit credit method. The cost of providing pensions is charged to the income statement to spread the regular costs over the service lives of the employees in accordance with advice of qualified actuaries. The pension obligation is measured as the present value of the estimated future cash outflows using interest rates of government securities that have maturity terms approximating the terms of the related liability.

Past-service costs are immediately expensed, unless the changes to the pension plan are conditional on the employees remaining in service for a specified vesting period, in which case the past-service costs are amortised on a straight-line basis over the vesting period.

The net surplus or deficit of the benefit obligation is the difference between the present value of the funded obligations and the fair value of the plan assets. If the cumulated unrecognised actuarial gains and losses at the end of the previous reporting period exceed the greater of ten percent of the defined benefit obligation or defined benefit plan's assets, that excess is recognised in future periods over the expected average remaining working lives of the participating employees.

The Group's contribution to the defined contribution pension plans is charged to the income statement in the year in which they relate.

*POST-RETIREMENT MEDICAL OBLIGATIONS* – The Group provides post-retirement medical benefits to its retirees. The entitlement to post-retirement medical benefits is based on the employees remaining in service up to retirement age and the completion of a minimum service period. The projected unit credit method of valuation is used to calculate the liability for post-retirement medical benefits.

The expected costs of these benefits are expensed and the liabilities accumulated over the period of employment, using accounting methodology similar to that for defined benefits pension plans. Independent qualified actuaries value these obligations.

### Equity compensation plans

The Remgro Group operates various equity settled share-based compensation plans. All share offers granted after 7 November 2002 that have not vested by 1 January 2005 are accounted for as share-based payment transactions. The fair value of share offers is determined on the grant date and is accounted for as an employee services expense over the vesting period of the offer, with a corresponding increase in equity, based on the Group's estimate of the number of shares that will eventually vest. Fair value is determined using a binomial model. The expected contract life used in the model has been adjusted based on management's best estimate of the effects of non-transferability, exercise restrictions and behavioural considerations.

Any profits or losses that realise from shares being delivered to participants of the Remgro Share Scheme are recognised directly in equity. The proceeds received net of any directly attributable transaction costs are accounted for against treasury shares when the options are exercised.

### Short-term benefits

Employee entitlements to leave are recognised when they accrue to employees involved. A creditor is created for the estimated liability for leave as a result of services rendered by employees up to balance sheet date.

## (xiv) Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, treasury bills, deposits held at call with banks, and investments in money market instruments, net of bank overdrafts. In the balance sheet, bank overdrafts are included in short-term interest-bearing loans.

## (xv) Revenue recognition

The sale of goods is recognised when the significant risks and rewards of ownership of the goods have been transferred. Revenue arising from services is recognised when the service is rendered. Sales comprise the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group's activities and are disclosed net of value added tax, returns, rebates and discounts.

Interest is recognised on a time proportion basis (taking into account the principal outstanding, the effective rate and the period), unless collectability is in doubt. Dividends are recognised when the right to receive payment is established.

## (xvi) Share capital

Ordinary shares and B ordinary shares of the Company are classified as equity. Costs directly attributable to the issue of new shares are accounted for in equity as a deduction from the proceeds.

Shares in the Company held by Group companies and those held by The Remgro Share Trust are classified as treasury shares and are held at cost. These shares are treated as a deduction from the issued number of shares and taken into account in the calculation of the weighted average number of shares. The cost price of the shares is deducted from the Group's equity.

## (xvii) Current/non-current distinction

Items are classified as current when it is expected to be realised, traded, consumed or settled within twelve months after the balance sheet date, or the Group does not have an unconditional right to defer settlement for at least twelve months after the balance sheet date.

**(XVIII) NEW ACCOUNTING STANDARDS AND INTERPRETATIONS**

Management considered all new accounting standards, interpretations and amendments to IFRS that were issued prior to 31 March 2008, but not yet effective on that date. The standards that are applicable to the Group, but that were not implemented early, are the following:

+ **IFRS 8: Operating Segments**

  *(effective date – financial periods commencing on/after 1 January 2009)*

  IFRS 8 replaces IAS 14: Segment Reporting. It redefines "operating segment" and prescribes various disclosures. This standard only affects disclosure and will not impact the Group's results.

+ **IFRIC 12: Service Concession Arrangements**

  *(effective date – financial periods commencing on/after 1 January 2008)*

  In some countries, governments have introduced contractual service arrangements to attract private sector participation in the development, financing, operation and maintenance of infrastructure. The interpretation sets out the appropriate accounting treatment for the divergent aspects resulting from these arrangements. The Group is not party to such arrangements, therefore the interpretation is not applicable.

+ **IFRIC 13: Customer Loyalty Programmes**

  *(effective date – financial periods commencing on/after 1 July 2008)*

  This interpretation prescribes the accounting treatment when entities provide customers with incentives to buy their goods and services, e.g. by means of award credits or so-called "points" where the customer can use such credits for "free" or discounted goods and services.

  Entities shall account for award credits as a separately identifiable component of the sales transaction in which they are granted. The fair value of the consideration received or receivable in respect of the initial sale shall be allocated between the award credits and the other components of the sale. The consideration allocated to the award credits shall be measured by reference to their fair value, i.e. the amount for which the award credits could be sold separately.

+ **IFRIC 14: The limit on a Defined Benefit Asset, minimum funding requirements and their interaction**

  *(effective date – financial periods beginning on/after 1 January 2008)*

  This interpretation addresses when refunds or reductions in future contributions should be regarded as "available" in accordance with IAS 19, how minimum funding requirement aught to affect the availability of reductions in future contributions and when minimum funding requirements might give rise to a liability.

  An entity shall determine the availability of a refund or reduction in future contributions with reference to the terms of the fund and statutory regulations. A right to a refund is only available when the entity has an unconditional right to such refund, which may not depend on an uncertain future event not under the entity's control.

  The interpretation further requires that minimum funding requirements are taken into account when determining the amount of the available benefit.

  Entities shall recognise a liability to the extent that contributions paid into the plan will not be available as a reduction in future contributions or as a refund, taking minimum funding requirements into account.

✦ **Revised IFRS 3: Business Combinations**
*(effective date – financial periods commencing on/after 1 July 2009)*
The revised standard establishes principles for recognising and measuring identifiable assets acquired, liabilities assumed and any non-controlling interest in an acquiree. Any classifications or designations made in recognising these items must be made in accordance with contractual terms, economic conditions, the acquirer's operating and accounting policies and other factors that exist at the acquisition date.

Each identifiable asset and liability is measured at its fair value at acquisition date. Any non-controlling interest in an acquiree is measured at fair value or as the non-controlling interest's proportionate share of the acquiree's net identifiable assets.

The standard provides limited exceptions to these recognition and measurement principles.

✦ **Revised IAS 23: Borrowing Costs**
*(effective date – financial periods commencing on/after 1 January 2009)*
The revised IAS 23 removes the option of immediately recognising borrowing costs that relate to assets, that necessarily take a substantial period of time to get ready for its intended use or sale, as an expense.

✦ **Revised IAS 27: Consolidated and Separate Financial Statements**
*(effective date – financial periods commencing on/after 1 July 2009)*
The standard specifies the circumstances in which an entity must consolidate the financial statements of another entity (being a subsidiary), the accounting for changes in the level of ownership interest in a subsidiary, the accounting for the loss of control of a subsidiary and the information that an entity must disclose to enable users of the financial statements to evaluate the nature of the relationship between the entity and its subsidiaries.

The standard further requires that non-controlling interests must be presented in the consolidated balance sheet within equity, separately from the equity of the owners of the parent. Total comprehensive income must be attributed to both the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Changes in a parent's ownership interest in a subsidiary that do not result in the loss of control are accounted for within equity.

When an entity loses control of a subsidiary, it de-recognises the assets and liabilities and related equity components of the former subsidiary. Any gain or loss is recognised in profit or loss. Any investment retained in the former subsidiary is measured at its fair value at the date when control is lost.

✦ **Amendment to IFRS 2: Share-based payment (Vesting conditions and cancellations)**
*(effective date – financial periods commencing on/after 1 January 2009)*
The amendment clarifies that vesting conditions are service conditions and performance conditions only. Other features of share-based payment are not vesting conditions. The amendment further specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment.

+ **Amendment to IAS 1 (revised): Presentation of Financial Statements**
  *(effective date – financial periods commencing on/after 1 January 2009)*
  The revised IAS 1 requires information in financial statements to be aggregated on the basis of shared characteristics and introduces a statement of comprehensive income. The titles of some financial statements have been altered to reflect their function more clearly but are not mandatory for use in financial statements.

+ **Amendment to IAS 14: Segment Reporting**
  *(effective date – financial periods commencing on/after 1 January 2009)*
  The amendments to IAS 1 have led to some consequential changes to IAS 14. The changes to IAS 14 become effective when it is superseded by IFRS 8.

+ **Amendment to IAS 32: Financial Instruments: Presentation and IAS 1: Presentation of Financial Statements (Puttable Financial Instruments and Obligations arising on Liquidation)**
  *(effective date – financial periods beginning on/after 1 January 2009)*
  IAS 1 and IAS 32 were amended by requiring that some puttable financial instruments and some financial instruments that impose an obligation on the entity to deliver a pro rata share of the net assets of the entity only on liquidation to another party, to be classified and disclosed as equity.

+ **IASB first annual improvements project**
  The IASB concluded its first annual improvements project, amending various accounting standards. These changes become effective for periods commencing on or after 1 January 2009, unless specified otherwise in the transitional provision for each amendment.

The application of the standards, interpretations and amendments to IFRS mentioned above in future financial reporting periods is not expected to have a significant effect on the Group's financial results, financial position and cash flow.

# BALANCE SHEETS

AT 31 MARCH 2008

| *R million* | Notes | CONSOLIDATED 2008 | CONSOLIDATED 2007 | THE COMPANY 2008 | THE COMPANY 2007 |
|---|---|---|---|---|---|
| ASSETS | | | | | |
| **Non-current assets** | | | | | |
| Property, plant and equipment | 2 | 2 568 | 2 441 | – | – |
| Biological agricultural assets | 3 | 67 | 91 | – | – |
| Investment properties | 4 | 33 | 32 | – | – |
| Goodwill and trade marks | 5 | 408 | 413 | – | – |
| Investments – Associated companies | 6 | 43 175 | 33 033 | – | – |
| – Joint ventures | 7 | 64 | 8 | – | – |
| – Other | 8 | 8 551 | 6 245 | – | – |
| Retirement benefits | 9 | 10 | 10 | – | – |
| Loans | | 2 | 2 | – | – |
| Deferred taxation | 10 | 4 | 124 | – | – |
| | | 54 882 | 42 399 | – | – |
| **Current assets** | | 6 945 | 7 460 | 2 313 | 2 372 |
| Inventories | 11 | 953 | 754 | – | – |
| Biological agricultural assets | 3 | 369 | 269 | – | – |
| Debtors and short-term loans | 12 | 1 385 | 1 214 | 2 313 | 2 372 |
| Derivative instruments | 13 | 19 | 16 | – | – |
| Taxation | | 80 | 14 | – | – |
| Assets held for sale | 14 | 205 | 189 | – | – |
| Cash and cash equivalents | 15 | 3 934 | 5 004 | – | – |
| **Total assets** | | 61 827 | 49 859 | 2 313 | 2 372 |
| EQUITY AND LIABILITIES | | | | | |
| **Share capital** | 16 | 8 | 8 | 8 | 8 |
| **Share premium** | 16 | 37 | – | 37 | – |
| **Reserves** | 17 | 58 697 | 47 161 | 2 255 | 2 353 |
| **Treasury shares** | 16 | (1 515) | (1 497) | – | – |
| **Shareholders' equity** | | 57 227 | 45 672 | 2 300 | 2 361 |
| **Minority interest** | | 648 | 755 | | |
| **Total equity** | | 57 875 | 46 427 | 2 300 | 2 361 |
| **Non-current liabilities** | | 1 872 | 1 580 | – | – |
| Retirement benefits | 9 | 229 | 214 | – | – |
| Long-term loans | 18 | 189 | 161 | – | – |
| Deferred taxation | 10 | 1 454 | 1 205 | – | – |
| **Current liabilities** | | 2 080 | 1 852 | 13 | 11 |
| Trade and other payables | 19 | 1 826 | 1 440 | 13 | 11 |
| Short-term loans | 20 | 190 | 233 | – | – |
| Provisions | 21 | 48 | 48 | – | – |
| Derivative instruments | 13 | 3 | 27 | – | – |
| Taxation | | 13 | 104 | – | – |
| **Total equity and liabilities** | | 61 827 | 49 859 | 2 313 | 2 372 |

| R million | Notes | CONSOLIDATED | | THE COMPANY | |
|---|---|---|---|---|---|
| | | 2008 | 2007 | 2008 | 2007 |
| Sales | | 9 447 | 7 872 | | |
| Inventory expenses | | (5 415) | (4 781) | | |
| Personnel costs | 22 | (1 621) | (1 302) | | |
| Depreciation | 25 | (251) | (223) | | |
| Other net operating expenses | 25 | (1 109) | (550) | (3) | (2) |
| Trading profit/(loss) | | 1 051 | 1 016 | (3) | (2) |
| Dividends received | 27 | 274 | 156 | 2 138 | 3 358 |
| Interest received | 25 | 296 | 332 | | |
| Finance costs | | (43) | (28) | | |
| Negative goodwill | | – | 44 | | |
| Net impairment of investments, assets and goodwill | | 19 | – | | |
| Profit on sale and restructuring of investments | 25 | 1 665 | 7 | | |
| Consolidated profit before tax | | 3 262 | 1 527 | 2 135 | 3 356 |
| Taxation | 10 | (419) | (403) | | |
| Consolidated profit after tax | | 2 843 | 1 124 | 2 135 | 3 356 |
| Share of after-tax profit of associated companies and joint ventures | 28 | 7 210 | 6 003 | | |
| **Net profit for the year** | | 10 053 | 7 127 | 2 135 | 3 356 |
| *Attributable to:* | | | | | |
| Equity holders | | 9 893 | 6 942 | 2 135 | 3 356 |
| Minority interest | | 160 | 185 | | |
| | | 10 053 | 7 127 | 2 135 | 3 356 |

| EARNINGS PER SHARE | | Cents | Cents | | |
|---|---|---|---|---|---|
| **– Basic** | 1 | 2 095.7 | 1 464.2 | | |
| **– Diluted** | | 2 048.9 | 1 418.5 | | |

| ASSOCIATED COMPANIES AND JOINT VENTURES | R million | R million |
|---|---|---|
| **Share of after-tax profit of associated companies and joint ventures** | | |
| Profit before taking into account impairments, non-recurring and capital items | 10 023 | 8 515 |
| Net impairment of investments, assets and goodwill | (28) | (12) |
| Profit on the sale of investments | 372 | 256 |
| Restructuring costs | (259) | (297) |
| Other non-recurring and capital items | 32 | 8 |
| Profit before tax and minority interest | 10 140 | 8 470 |
| Taxation | (2 390) | (2 033) |
| Minority interest | (540) | (434) |
| | 7 210 | 6 003 |

# STATEMENTS OF CHANGES IN EQUITY

## FOR THE YEAR ENDED 31 MARCH 2008

CONSOLIDATED

| *R million* | Issued capital | Equity reserves | Other non-distributable reserves | Fair value reserves | Retained earnings | Treasury shares | Shareholders' equity | Minority interest | Total equity |
|---|---|---|---|---|---|---|---|---|---|
| | ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY | | | | | | | | |
| **2008** | | | | | | | | | |
| **Balances at 1 April** | 8 | 20 155 | 1 931 | 5 003 | 20 072 | (1 497) | 45 672 | 755 | 46 427 |
| Total income accounted for | | 1 685 | 370 | 1 962 | 10 200 | | 14 217 | 160 | 14 377 |
| Exchange rate adjustments | | 1 685 | 370 | | 307 | | 2 362 | | 2 362 |
| Net fair value adjustments for the year | | | | 1 962 | | | 1 962 | | 1 962 |
| Net income directly accounted for in equity | | 1 685 | 370 | 1 962 | 307 | | 4 324 | | 4 324 |
| Net profit for the year | | | | | 9 893 | | 9 893 | 160 | 10 053 |
| Dividends paid | | | | | (2 178) | | (2 178) | (74) | (2 252) |
| Increase of interest in subsidiary company | | | (391) | | | | (391) | (269) | (660) |
| Capital invested by minorities | | | | | | | | 58 | 58 |
| Transfer between reserves and other movements | | (446) | (303) | 12 | 775 | | 38 | 15 | 53 |
| Change in reserves of associated companies and joint ventures | | (154) | (11) | | | | (165) | | (165) |
| Transfer of retained income of associated companies and joint ventures | | 4 100 | (25) | | (4 075) | | – | | – |
| Net purchase of shares by The Remgro Share Trust | | | | | | (18) | (18) | | (18) |
| Long-term share incentive scheme reserve | | | 15 | | | | 15 | 3 | 18 |
| Shares issued | 37 | | | | | | 37 | | 37 |
| **Balances at 31 March** | 45 | 25 340 | 1 586 | 6 977 | 24 794 | (1 515) | 57 227 | 648 | 57 875 |
| **2007** | | | | | | | | | |
| **Balances at 1 April** | 8 | 14 026 | 997 | 3 160 | 19 715 | (412) | 37 494 | 596 | 38 090 |
| Total income accounted for | | 3 594 | 910 | 1 843 | 7 476 | | 13 823 | 185 | 14 008 |
| Exchange rate adjustments | | 3 594 | 907 | | 534 | | 5 035 | | 5 035 |
| Net fair value adjustments for the year | | | 3 | 1 843 | | | 1 846 | | 1 846 |
| Net income directly accounted for in equity | | 3 594 | 910 | 1 843 | 534 | | 6 881 | | 6 881 |
| Net profit for the year | | | | | 6 942 | | 6 942 | 185 | 7 127 |
| Dividends paid | | | | | (3 748) | | (3 748) | (65) | (3 813) |
| Capital invested by minorities | | | | | | | | 30 | 30 |
| Transfer between reserves and other movements | | (7) | 17 | | (5) | | 5 | 6 | 11 |
| Change in reserves of associated companies | | (824) | | | | | (824) | | (824) |
| Transfer of retained income of associated companies | | 3 366 | | | (3 366) | | – | | – |
| Purchase of shares by wholly owned subsidiary (treasury shares) | | | | | | (1 031) | (1 031) | | (1 031) |
| Net purchase of shares by The Remgro Share Trust | | | | | | (54) | (54) | | (54) |
| Long-term share incentive scheme reserve | | | 7 | | | | 7 | 3 | 10 |
| **Balances at 31 March** | 8 | 20 155 | 1 931 | 5 003 | 20 072 | (1 497) | 45 672 | 755 | 46 427 |

THE COMPANY

| *R million* | 2008 | 2007 |
|---|---|---|
| Balances at 1 April | 2 361 | 2 787 |
| Issued capital | 8 | 8 |
| Retained earnings | 2 353 | 2 779 |
| Shares issued | 37 | – |
| Net profit for the year | 2 135 | 3 356 |
| Dividends paid | (2 233) | (3 782) |
| **Balances at 31 March** | 2 300 | 2 361 |

# CASH FLOW STATEMENTS

## FOR THE YEAR ENDED 31 MARCH 2008

| *R million* | Notes | CONSOLIDATED 2008 | CONSOLIDATED 2007 | THE COMPANY 2008 | THE COMPANY 2007 |
|---|---|---|---|---|---|
| **Cash flows – operating activities** | | | | | |
| Trading profit/(loss) | | 1 051 | 1 016 | (3) | (2) |
| Adjustments | 29.1 | 482 | 820 | – | – |
| Consolidated profit/(loss) before working capital changes | | 1 533 | 1 836 | (3) | (2) |
| Working capital changes | 29.2 | (301) | (170) | 5 | 2 |
| Cash generated/(utilised) from operations | | 1 232 | 1 666 | 2 | – |
| Cash flow generated from returns on investments | | 3 844 | 3 068 | 2 138 | 3 358 |
| Interest received | | 296 | 332 | – | – |
| Dividends received | 29.3 | 3 548 | 2 736 | 2 138 | 3 358 |
| Finance costs | | (43) | (28) | – | – |
| Taxation paid | 29.4 | (497) | (676) | – | – |
| Cash available from operating activities | | 4 536 | 4 030 | 2 140 | 3 358 |
| Dividends paid | 29.5 | (2 252) | (3 813) | (2 233) | (3 782) |
| Cash inflow/(outflow) from operating activities | | 2 284 | 217 | (93) | (424) |
| **Cash flows – investing activities** | | | | | |
| Net investments to maintain operations | | 198 | (109) | – | – |
| Replacement of property, plant and equipment | | (100) | (124) | – | – |
| Proceeds on disposal of property, plant and equipment and other assets | | 298 | 15 | – | – |
| Investments to expand operations | | (3 889) | (673) | – | – |
| Additions to – property, plant and equipment and other assets | | (405) | (410) | – | – |
| – investments and loans | | (2 820) | (249) | – | – |
| – subsidiaries | | (660) | – | – | – |
| Business acquired | | (4) | (14) | – | – |
| Proceeds from disposal of investments and loans | | 274 | 260 | – | – |
| Purchase of treasury shares | | (21) | (1 203) | – | – |
| Net cash generated/(utilised) before financing activities | | (1 154) | (1 508) | (93) | (424) |
| **Cash flows – financing activities** | | 84 | 70 | 93 | 424 |
| Shares issued | | 37 | – | 37 | – |
| (Increase)/decrease in loans | | (15) | 40 | 56 | 424 |
| Issue of new shares by subsidiary companies | | 30 | 12 | – | – |
| Capital contributed by minorities of subsidiary company | | 32 | 18 | – | – |
| **Net decrease in cash and cash equivalents** | | (1 070) | (1 438) | – | – |
| **Cash and cash equivalents at the beginning of the year** | | 4 901 | 6 339 | – | – |
| **Cash and cash equivalents at the end of the year** | | 3 831 | 4 901 | – | – |
| Cash and cash equivalents – per balance sheet | | 3 934 | 5 004 | | |
| Bank overdraft | | (103) | (103) | | |

1.    EARNINGS

| | 2008 | | 2007 | |
|---|---|---|---|---|
| | **Gross**<br>**R million** | **Net**<br>**R million** | Gross<br>R million | Net<br>R million |
| **Headline earnings reconciliation** | | | | |
| **Net profit for the year attributable to equity holders** | | **9 893** | | 6 942 |
| Plus/(minus): | | | | |
| – Negative goodwill | **–** | **–** | (44) | (44) |
| – Net impairment of investments, assets and goodwill | **(15)** | **(8)** | – | – |
| – Profit on sale and restructuring of investments | **(1 665)** | **(1 627)** | (7) | (7) |
| – Net (surplus)/loss on disposal of property, plant and equipment | **(114)** | **(138)** | – | – |
| – Non-headline earnings items included in equity accounted earnings of associated companies and joint ventures | **(122)** | **(129)** | 14 | 1 |
| **Headline earnings** | | **7 991** | | 6 892 |
| Non-recurring portion of BEE costs added back | | **37** | | – |
| **Headline earnings – Excluding non-recurring portion of BEE costs** | | **8 028** | | 6 892 |
| **Earnings per share** | | **Cents** | | Cents |
| **Headline earnings per share** | | | | |
| – Basic | | **1 692.8** | | 1 453.6 |
| – Diluted | | **1 649.0** | | 1 409.2 |
| **Headline earnings per share – Excluding non-recurring portion of BEE costs** | | | | |
| – Basic | | **1 700.7** | | 1 453.6 |
| – Diluted | | **1 656.8** | | 1 409.2 |
| **Earnings per share** | | | | |
| – Basic | | **2 095.7** | | 1 464.2 |
| – Diluted | | **2 048.9** | | 1 418.5 |

**Earnings per share**

In determining earnings per share and headline earnings per share the weighted number of shares in issue, being 472 052 993 (2007: 474 123 689), was taken into account after deduction of treasury shares as well as shares held in The Remgro Share Trust and certain associated companies.

**Diluted earnings per share**

In determining diluted earnings per share and diluted headline earnings per share the weighted number of shares in issue was adjusted for the deemed dilutive effect of the shares accepted by participants in the Remgro Share Scheme but not yet delivered.

Because the scheme shares have to be accounted for as treasury shares, the delivery thereof to participants will be regarded as an issue of shares. As the market value (fair value) of the shares at date of delivery will differ from the offer value, the number of shares represented by the difference will be regarded as an issue of ordinary shares for no consideration. These imputed shares total 1 908 925 (2007: 1 672 153) and have been added to the weighted number of shares to determine the dilutive effect.

Some subsidiary and associated companies have similar management incentive schemes as well as other instruments that can dilute these companies' earnings in the future. To calculate Remgro's diluted earnings per share, R175 million (2007: R187 million) and R182 million (2007: R193 million) were offset against headline earnings and earnings respectively to account for the potential diluted effect.

2.    PROPERTY, PLANT AND EQUIPMENT

| | Land and buildings R million | Machinery and equipment R million | Vehicles R million | Office equipment R million | Total R million |
|---|---|---|---|---|---|
| **Carrying value at 1 April 2006** | 874 | 1 211 | 219 | 13 | 2 317 |
| Cost | 1 267 | 2 311 | 376 | 39 | 3 993 |
| Accumulated depreciation | (393) | (1 100) | (157) | (26) | (1 676) |
| Additions | 102 | 300 | 78 | 22 | 502 |
| Disposals | (5) | (4) | (6) | – | (15) |
| Depreciation | (27) | (167) | (26) | (3) | (223) |
| Transfer to assets held for sale | (123) | (17) | – | – | (140) |
| Other | (30) | 30 | – | – | – |
| **Carrying value at 31 March 2007** | 791 | 1 353 | 265 | 32 | 2 441 |
| Cost | 1 199 | 2 581 | 429 | 47 | 4 256 |
| Accumulated depreciation | (408) | (1 228) | (164) | (15) | (1 815) |
| Additions | 225 | 187 | 49 | 3 | 464 |
| Disposals | (5) | (2) | (6) | (1) | (14) |
| Depreciation | (30) | (188) | (31) | (2) | (251) |
| Businesses acquired | – | 1 | – | – | 1 |
| Transfer to assets held for sale | (40) | (19) | (12) | – | (71) |
| Other | (45) | 40 | 2 | 1 | (2) |
| **Carrying value at 31 March 2008** | 896 | 1 372 | 267 | 33 | 2 568 |
| Cost | 1 320 | 2 740 | 421 | 51 | 4 532 |
| Accumulated depreciation | (424) | (1 368) | (154) | (18) | (1 964) |

| | 2008 % | 2007 % |
|---|---|---|
| **Depreciation rates are as follows:** | | |
| Buildings | 0 – 50 | 0 – 50 |
| Machinery and equipment | 3⅓ – 100 | 3⅓ – 100 |
| Vehicles | 4 – 33⅓ | 4 – 33⅓ |
| Office equipment | 5 – 33⅓ | 5 – 33⅓ |

Liabilities resulting from mortgage loans, finance leases and instalment sale agreements are secured by assets with a book value of R3 million (2007: R1 million).

The registers containing details of land and buildings are available for inspection by members or their proxies at the registered offices of the companies to which the relevant properties belong.

3.   BIOLOGICAL AGRICULTURAL ASSETS

Included in non-current assets:

| Reconciliation of carrying value at the beginning and end of the year | Sugarcane roots R million | Sugarcane plants R million | Other R million | 2008 R million | Sugarcane roots R million | Sugarcane plants R million | Other R million | 2007 R million |
|---|---|---|---|---|---|---|---|---|
| Balances at 1 April | 55 | 22 | 14 | 91 | 47 | 34 | 14 | 95 |
| Fair value adjustment | 14 | 27 | 1 | 42 | 22 | (4) | – | 18 |
| Transfer to assets held for sale | (28) | (16) | – | (44) | (14) | (8) | – | (22) |
| Other | (14) | (8) | – | (22) | – | – | – | – |
| **Balances at 31 March** | **27** | **25** | **15** | **67** | 55 | 22 | 14 | 91 |

**The quantity at 31 March is as follows:**

| | 2008 | 2007 |
|---|---|---|
| Sugarcane roots (ha) | 3 654 | 5 024 |
| Sugarcane plants (ha) | 3 654 | 5 024 |
| Other (ha) | 1 787 | 1 393 |

Included in current assets:

| Reconciliation of carrying value at the beginning and end of the year | Breeding stock R million | Broiler stock R million | 2008 R million | Breeding stock R million | Broiler stock R million | 2007 R million |
|---|---|---|---|---|---|---|
| Balances at 1 April | 160 | 109 | 269 | 143 | 99 | 242 |
| Additions | 576 | 2 810 | 3 386 | 418 | 2 115 | 2 533 |
| Decrease due to harvest | (526) | (2 775) | (3 301) | (403) | (2 114) | (2 517) |
| Fair value adjustment | 3 | 12 | 15 | 2 | 9 | 11 |
| **Balances at 31 March** | **213** | **156** | **369** | 160 | 109 | 269 |

4.   INVESTMENT PROPERTIES

| | Cost R million | 2008 Accumulated depreciation R million | Net value R million | Cost R million | 2007 Accumulated depreciation R million | Net value R million |
|---|---|---|---|---|---|---|
| Land | 3 | – | 3 | 3 | – | 3 |
| Buildings | 30 | – | 30 | 29 | – | 29 |
| | 33 | – | 33 | 32 | – | 32 |

| Reconciliation of carrying value at the beginning and end of the year | Land R million | Buildings R million | 2008 R million | Land R million | Buildings R million | 2007 R million |
|---|---|---|---|---|---|---|
| Balances at 1 April | 3 | 29 | 32 | 3 | 28 | 31 |
| Additions | – | 1 | 1 | – | 1 | 1 |
| **Balances at 31 March** | **3** | **30** | **33** | 3 | 29 | 32 |

The South African investment properties were valued during the 2008 financial year by an independent, qualified valuer using market information. Foreign investment properties were valued by an independent, qualified valuer during the 2006 year. The fair value of the investment properties, VAT exclusive, is R345 million (2007: R318 million).

No depreciation was provided for on investment properties, as all the assets have significant residual values. The remaining useful life of the assets is estimated as 50 years.

The registers containing details of investment properties are available for inspection by members or their proxies at the registered offices of the companies to which the relevant properties belong.

5. GOODWILL AND TRADE MARKS

| | 2008 Cost or valuation R million | 2008 Accumulated impairment/ amortisation R million | 2008 Net value R million | 2007 Cost or valuation R million | 2007 Accumulated impairment/ amortisation R million | 2007 Net value R million |
|---|---|---|---|---|---|---|
| Goodwill | 345 | – | 345 | 342 | – | 342 |
| Trade marks and other | 154 | 91 | 63 | 146 | 75 | 71 |
| | 499 | 91 | 408 | 488 | 75 | 413 |

| | | 2008 % | 2007 % |
|---|---|---|---|
| **Amortisation rates are as follows:** | | | |
| Trade marks and other | | 5 – 100 | 5 – 100 |

| Reconciliation of carrying value at the beginning and end of the year | Goodwill R million | Trade marks and other R million | 2008 R million | Goodwill R million | Trade marks and other R million | 2007 R million |
|---|---|---|---|---|---|---|
| Balances at 1 April | 342 | 71 | 413 | 316 | 36 | 352 |
| Additions | – | – | – | 19 | 37 | 56 |
| Amortisation | – | (12) | (12) | – | (14) | (14) |
| Businesses acquired | 2 | – | 2 | 7 | 2 | 9 |
| Other | 1 | 4 | 5 | – | 10 | 10 |
| **Balances at 31 March** | **345** | **63** | **408** | **342** | **71** | **413** |

Goodwill is tested annually for any possible impairment and for this reason allocated to the respective cash-generating units as indicated below.

| | Rainbow Chicken Limited and its subsidiaries | Tsb Sugar Holdings (Pty) Limited and its subsidiaries | Wispeco Holdings Limited and its subsidiaries | 2008 Total |
|---|---|---|---|---|
| Goodwill allocated (R million) | 291 | 38 | 16 | 345 |
| Basis of valuation of cash-generating units | Value in use | Value in use | Value in use | |

R287 million of the goodwill relating to Rainbow Chicken and its subsidiaries relates to the acquisition of Vector Logistics (Pty) Limited in 2005. In determining the value in use of the cash-generating unit to which this goodwill was allocated, the following assumptions were used:

| | |
|---|---|
| Discount rate | 18.80% |
| Growth rate | 5.0% |
| Period | 5 years |

Sensitivity analysis of assumptions used in the goodwill impairment test:

| Assumption | Movement | Impairment |
|---|---|---|
| Discount rate | +5% | Nil |
| Growth rate | −5% | Nil |

During the year under review no impairment of goodwill occurred.

**6. INVESTMENTS – ASSOCIATED COMPANIES**
(Annexures B & C)

| | Listed R million | 2008 Unlisted R million | Total R million | Listed R million | 2007 Unlisted R million | Total R million |
|---|---|---|---|---|---|---|
| Shares – at cost | 9 182 | 6 930 | 16 112 | 6 720 | 4 289 | 11 009 |
| Equity adjustment | 7 483 | 19 538 | 27 021 | 4 758 | 17 077 | 21 835 |
| Carrying value | 16 665 | 26 468 | 43 133 | 11 478 | 21 366 | 32 844 |
| Long-term loans | – | 42 | 42 | – | 189 | 189 |
| | 16 665 | 26 510 | 43 175 | 11 478 | 21 555 | 33 033 |
| Market values of listed investments | 22 147 | | 22 147 | 28 871 | | 28 871 |
| Directors' valuation of unlisted investments | | 82 286 | 82 286 | | 62 969 | 62 969 |
| Market values and directors' valuation | 22 147 | 82 286 | 104 433 | 28 871 | 62 969 | 91 840 |

| Excess of market values and directors' valuation over the carrying value of investments: | | | | | | |
|---|---|---|---|---|---|---|
| – attributable to equity holders | | | 61 258 | | | 58 807 |
| – attributable to minority | | | – | | | – |
| | | | 61 258 | | | 58 807 |

Of the directors' valuations of unlisted investments stated above, a substantial proportion amounting to R72 010 million (2007: R55 283 million) was based on the stock exchange prices of underlying listed shares held by the unlisted investments concerned.

| **Reconciliation of carrying value at the beginning and end of the year** | 2008 R million | 2007 R million |
|---|---|---|
| Carrying value at 1 April | 33 033 | 26 098 |
| Exchange rate differences on translation of carrying value at the beginning of the year to year-end rate | 2 003 | 4 292 |
| *Income of associated companies retained* | 4 100 | 3 366 |
| Share of net attributable profit of associated companies | 7 230 | 6 003 |
| Dividends received from associated companies | (3 297) | (2 748) |
| Exchange rate differences on translation between average rate to year-end rates | 167 | 111 |
| Equity-accounted movements on reserves | (154) | (824) |
| Loans repaid | (147) | (165) |
| Disposals/capital reductions | (236) | (85) |
| Investments made | 3 411 | 201 |
| Restructuring of interest in Unilever | 1 167 | – |
| Investments reclassified as associated companies | – | 106 |
| Other | (2) | 44 |
| **Carrying value at 31 March** | 43 175 | 33 033 |

|  | 2008<br>R million | 2007<br>R million |
|---|---|---|
| **7. INVESTMENTS – JOINT VENTURES**<br>(Annexure B) |  |  |
| Unlisted shares – at cost | 97 | – |
| Equity adjustment | (34) | – |
| Carrying value | 63 | – |
| Long-term loans | 1 | 8 |
|  | 64 | 8 |
| Directors' valuation of unlisted investments | 64 | 8 |
| Excess of directors' valuation over the carrying value of investments: |  |  |
| – attributable to equity holders | – | – |
| – attributable to minority | – | – |
|  | – | – |
| **Reconciliation of carrying value at the beginning and end of the year** |  |  |
| Carrying value at 1 April | 8 | 1 |
| Exchange rate differences on translation of carrying value at the beginning<br>   of the year to year-end rate | 10 | – |
| *Losses of joint ventures recognised* | (25) | – |
| Share of net attributable losses of joint ventures | (20) | – |
| Exchange rate differences on translation between average rate to year-end rates | (5) | – |
| Equity accounted movements on reserves | (11) | – |
| Loans granted/(repaid) | (7) | 7 |
| Investments made | 89 | – |
| **Carrying value at 31 March** | 64 | 8 |
| The Group's share in the results, assets and liabilities of joint ventures is as follows: |  |  |
| Profit/(loss) | (20) | – |
| Sales | 71 | 8 |
| Assets | 124 | 6 |
| Liabilities | 66 | 5 |

The Group's share in capital commitments of joint ventures amounted to R11 million (2007: RNil million).

**8. INVESTMENTS – OTHER**
(Annexure B)

| | Listed R million | 2008 Unlisted R million | Total R million | Listed R million | 2007 Unlisted R million | Total R million |
|---|---|---|---|---|---|---|
| **Consolidated** | | | | | | |
| Investments – other | | | | | | |
| Shares – available-for-sale | 8 483 | 68 | 8 551 | 6 229 | 16 | 6 245 |
| Market values of listed | | | | | | |
| investments | 8 483 | | 8 483 | 6 229 | | 6 229 |
| Directors' valuation of | | | | | | |
| unlisted investments | | 68 | 68 | | 16 | 16 |
| Market values and | | | | | | |
| directors' valuation | 8 483 | 68 | 8 551 | 6 229 | 16 | 6 245 |

| | 2008 R million | 2007 R million |
|---|---|---|
| **Reconciliation of carrying value of investments available-for-sale at the beginning and end of the year** | | |
| Balances at 1 April | 6 245 | 4 136 |
| Fair value adjustments for the year | 2 258 | 2 169 |
| Investments made | 48 | 48 |
| Disposals | – | (2) |
| Investment reclassified as associated company | – | (106) |
| **Balances at 31 March** | 8 551 | 6 245 |

**9. RETIREMENT BENEFITS**

| | 2008 | 2007 |
|---|---|---|
| **Balance sheet assets** | | |
| Retirement benefits | 10 | 10 |
| **Balance sheet obligations** | | |
| Retirement benefits | (91) | (85) |
| Post-retirement medical benefits | (138) | (129) |
| | (229) | (214) |
| **Income statement** | | |
| Retirement benefits* | 2 | (95) |
| Post-retirement medical benefits | 10 | 11 |
| Expense/(income) | 12 | (84) |

*\* Refer note 22 on page 93.*

**9.    RETIREMENT BENEFITS** *(continued)*

**9.1    Retirement benefits**

Some of the Company's subsidiaries have various defined benefit pension funds, defined contribution pension funds and defined contribution provident funds which are privately administered independent of the finances of the Group. All the funds are governed by the Pension Funds Act, 1956 (as amended). All salaried employees are obliged to accept membership of one of these funds.

For statutory purposes the defined benefit pension funds are actuarially valued every three years by independent actuaries using the projected unit credit method. The latest actuarial valuations of these funds were conducted between 31 March 2005 and 31 March 2008.

| | Balance sheet | | | | | Income statement |
| --- | --- | --- | --- | --- | --- | --- |
| | *Fair value of plan assets* R million | *Present value of funded obligations* R million | *Unrecognised actuarial (gains)/ losses* R million | *Pension fund surplus limitation* R million | *Amount recognised in balance sheet* R million | *Included in staff costs* R million |
| **Balances at 1 April 2006** | 722 | (633) | (16) | (142) | (69) | |
| Current service cost | – | (4) | – | – | (4) | 4 |
| Interest cost | – | (40) | – | – | (40) | 40 |
| Expected return on assets | 53 | – | – | – | 53 | (53) |
| Surplus limitation utilisation | – | – | – | 108 | 108 | (108) |
| Amortisation of actuarial (gains)/losses | – | – | (22) | – | (22) | 22 |
| Contributions | 7 | – | – | – | 7 | – |
| Transfer of assets | (88) | – | – | – | (88) | – |
| Exchange rate differences | 114 | (132) | (2) | – | (20) | – |
| Benefit payments | (31) | 31 | – | – | – | – |
| Actuarial movements: fund obligation | – | 11 | (11) | – | – | – |
| Actuarial movements: plan assets | (6) | – | 6 | – | – | – |
| **Balances at 31 March 2007** | 771 | (767) | (45) | (34) | (75) | (95) |
| Current service cost | – | (3) | – | – | (3) | 3 |
| Interest cost | – | (44) | – | – | (44) | 44 |
| Expected return on assets | 52 | – | – | – | 52 | (52) |
| Surplus limitation utilisation | – | – | 71 | (79) | (8) | 8 |
| Amortisation of actuarial (gains)/losses | – | – | 1 | – | 1 | (1) |
| Contributions | 8 | – | – | – | 8 | – |
| Exchange rate differences | 64 | (80) | 4 | – | (12) | – |
| Benefit payments | (83) | 83 | – | – | – | – |
| Actuarial movements: fund obligation | – | (34) | 34 | – | – | – |
| Actuarial movements: plan assets | 63 | – | (63) | – | – | – |
| **Balances at 31 March 2008** | 875 | (845) | 2 | (113) | (81) | 2 |

The pension fund surplus is not recognised as an asset in the balance sheet as the process of allocating these surpluses in terms of the Pension Funds Act has not been finalised yet.

| | 2008<br>R million | 2007<br>R million |
|---|---|---|
| **9. RETIREMENT BENEFITS** *(continued)* | | |
| **9.1 Retirement benefits** *(continued)* | | |
| Amount of plan assets represented by investment in the entity's own financial instruments | 20 | 14 |
| Actual return on plan assets | 115 | 47 |
| Adjustment for experience on plan assets | – | 5 |
| Adjustment for experience on funded obligations | (21) | 17 |
| Expected contributions to retirement funds for the year ended 31 March 2009: R8 million | | |

| | Number | Number |
|---|---|---|
| Number of members | 444 | 445 |

| **Composition of plan assets** | % | % |
|---|---|---|
| Cash | 6.81 | 6.69 |
| Equity | 22.48 | 20.62 |
| Bonds | 1.67 | 2.73 |
| Property | 1.39 | 0.70 |
| International | 67.65 | 69.26 |
| | 100.00 | 100.00 |

| **Principal actuarial assumptions on balance sheet date** | | |
|---|---|---|
| Discount rate | 6.50 – 9.62 | 5.40 – 9.95 |
| Expected rates of return on plan assets* | 6.43 – 10.25 | 6.48 – 9.95 |
| Future salary increases | 6.25 – 7.25 | 5.75 – 7.04 |
| Future pension increases | 3.50 – 6.25 | 2.90 – 4.75 |
| Inflation rate | 6.25 | 4.75 |

** The expected return on plan assets is determined with reference to the expected long-term returns on equity, cash and bonds.*

| **Fund history for the current and previous 2 years** | 2008<br>R million | 2007<br>R million | 2006<br>R million |
|---|---|---|---|
| Fair value of plan assets | 875 | 771 | 722 |
| Present value of funded obligations | (845) | (767) | (633) |
| Surplus/(deficit) | 30 | 4 | 89 |

9.   RETIREMENT BENEFITS *(continued)*
     **9.2  Post-retirement medical benefits**

| | Balance sheet | | | | Income statement |
| --- | --- | --- | --- | --- | --- |
| | *Fair value of plan assets* R million | *Present value of funded obligations* R million | *Unrecog- nised actuarial (gains)/ losses* R million | *Amount recognised in balance sheet* R million | *Included in staff costs* R million |
| **Balances at 1 April 2006** | 16 | (121) | (11) | (116) | |
| Current service cost | – | (3) | – | (3) | 3 |
| Interest cost | – | (10) | – | (10) | 10 |
| Expected return on assets | 2 | – | – | 2 | (2) |
| Liability accepted | 5 | (6) | (2) | (3) | – |
| Amortisation of actuarial (gains)/losses | – | (1) | 1 | – | – |
| Benefit payments | – | 1 | – | 1 | – |
| Actuarial movements | 12 | (6) | (6) | – | – |
| **Balances at 31 March 2007** | 35 | (146) | (18) | (129) | 11 |
| Current service cost | – | (3) | – | (3) | 3 |
| Interest cost | – | (11) | – | (11) | 11 |
| Expected return on assets | 3 | – | – | 3 | (3) |
| Amortisation of actuarial (gains)/losses | – | – | 1 | 1 | (1) |
| Benefit payments | – | 1 | – | 1 | – |
| Actuarial movements | (1) | 6 | (5) | – | – |
| **Balances at 31 March 2008** | 37 | (153) | (22) | (138) | 10 |

| | **2008** **R million** | 2007 R million |
| --- | --- | --- |
| Amount of plan assets represented by investment in the entity's own financial instruments | **2** | 2 |
| Actual return on plan assets | **2** | 14 |
| Adjustment for experience on plan assets | **–** | 14 |
| Adjustment for experience on funded obligations | **–** | 4 |
| Expected contributions to retirement funds for the year ended 31 March 2009: R8 million | | |

| | **Number** | Number |
| --- | --- | --- |
| Number of members | **987** | 1 050 |

| **Fund history for the current and previous 2 years** | **2008** **R million** | 2007 R million | 2006 R million |
| --- | --- | --- | --- |
| Fair value of plan assets | **37** | 35 | 16 |
| Present value of funded obligations | **(153)** | (146) | (121) |
| Surplus/(deficit) | **(116)** | (111) | (105) |

| **Composition of plan assets** | **2008** **%** | 2007 % |
| --- | --- | --- |
| Cash | **3.00** | 3.00 |
| Equity | **92.00** | 92.00 |
| Bonds | **5.00** | 5.00 |
| | **100.00** | 100.00 |

|  |  | 2008<br>% | 2007<br>% |
|---|---|---:|---:|
| **9.** | **RETIREMENT BENEFITS** *(continued)* | | |
| | **9.2 Post-retirement medical benefits** *(continued)* | | |
| | **Principal actuarial assumptions on balance sheet date** | | |
| | Discount rate | **8.75 – 9.00** | 7.50 – 7.75 |
| | Expected rates of return on plan assets * | **9.75** | 8.75 |
| | Annual increase in healthcare costs | **5.50 – 7.50** | 4.75 – 6.75 |

*\* The expected return on plan assets is determined with reference to the expected long-term returns on equity, cash and bonds.*

|  | 2008<br>Increase<br>R million | 2008<br>Decrease<br>R million |
|---|---:|---:|
| The effect of a 1% movement in the above-mentioned expected yearly increase in healthcare costs is as follows: | | |
| Post-retirement medical liability | **2** | **2** |
| Current service costs and interest on obligation | **17** | **16** |

|  |  | 2008<br>R million | 2007<br>R million |
|---|---|---:|---:|
| **10.** | **TAXATION** | | |
| | **10.1 Deferred taxation** | | |
| | **Deferred taxation liability** | **1 454** | 1 205 |
| | Property, plant and equipment | **334** | 378 |
| | Intangibles | **13** | 16 |
| | Inventories | **109** | 84 |
| | Provisions | **(68)** | (44) |
| | Biological agricultural assets | **26** | 34 |
| | Investments (accounted for directly in equity) | **1 027** | 738 |
| | Tax losses | **(38)** | – |
| | Future capital gain taxable | **35** | – |
| | Other | **16** | (1) |
| | **Deferred tax asset** | **(4)** | (124) |
| | Property, plant and equipment | **(2)** | (44) |
| | Provisions | **(2)** | (20) |
| | Tax losses | **–** | (49) |
| | Other | **–** | (11) |
| | **Net deferred taxation** | **1 450** | 1 081 |
| | The movement between balances of deferred taxation at the beginning and end of the year can be analysed as follows: | | |
| | Beginning of the year | **1 081** | 700 |
| | Rate change | **(25)** | – |
| | As per income statement | **79** | 43 |
| | Direct in equity | **315** | 338 |
| | | **1 450** | 1 081 |

No deferred tax is provided on temporary differences relating to investments in subsidiary companies and joint ventures as Remgro controls the dividend policy of these companies and consequently also controls the reversal of the temporary differences.

Deferred taxation on capital distributions received from 1 October 2001 to 30 September 2007 is provided at 14.0%, as a result of the promulgation of retrospective legislation.

| | 2008<br>R million | 2007<br>R million |
|---|---|---|
| **10. TAXATION** (continued) | | |
| **10.2 Tax losses** | | |
| Estimated tax losses available for set-off against future taxable income | **189** | 245 |
| Utilised to create deferred tax asset | **(135)** | (168) |
| | **54** | 77 |
| **10.3 Secondary taxation on companies (STC)** | | |
| The STC credits on 31 March, which could be set off against future dividend payments, amount to | | |
| – The Company | **76** | 172 |
| – Subsidiary companies | **2 970** | 1 356 |
| Unutilised STC credits | **3 046** | 1 528 |

A foreign wholly owned subsidiary company of Remgro has reserves available that will give rise to additional STC credits of R1 621 million (2007: R1 538 million) when declared as dividends to its South African holding company.

Remgro's history of dividends received compared to ordinary dividends paid suggests increasing STC credits over time. It is therefore unlikely that Remgro's STC credits will be utilised against ordinary dividends paid in the foreseeable future, and consequently no deferred tax asset has been created for the Company's unutilised STC credits.

| | 2008<br>R million | 2007<br>R million |
|---|---|---|
| **10.4 Taxation in income statement** | | |
| Current | **313** | 339 |
| – current year – South African normal taxation | **290** | 332 |
| – Taxation on capital gain | **17** | – |
| – Foreign taxation | **8** | 8 |
| | **315** | 340 |
| – previous year – South African normal taxation | **(2)** | (1) |
| Secondary taxation on companies – current | **27** | 21 |
| Deferred – current year | **56** | 60 |
| – previous year | **1** | (17) |
| – rate change | **(13)** | – |
| – tax on capital gain | **35** | – |
| | **419** | 403 |
| **10.5 Reconciliation of effective tax rate of the Company and its subsidiaries with standard rate** | **%** | % |
| Effective tax rate | **12.9** | 26.4 |
| Reduction/(increase) in standard rate as a result of: | | |
| Exempt dividend income | **2.3** | 3.0 |
| Non-taxable capital profit | **13.5** | – |
| Other non-taxable income | **3.6** | 0.4 |
| Foreign taxation | **(1.7)** | (0.5) |
| Taxation in respect of previous years | **–** | 1.1 |
| Rate change | **0.4** | – |
| Future capital gain payable | **(1.2)** | – |
| Secondary taxation on companies | **(0.8)** | (1.4) |
| Standard rate | **29.0** | 29.0 |

|  |  | 2008<br>R million | 2007<br>R million |
|---|---|---:|---:|
| **11.** | **INVENTORIES** | | |
|  | Raw materials | 333 | 272 |
|  | Finished products | 549 | 430 |
|  | Work in progress | 12 | 6 |
|  | Consumable stores | 59 | 46 |
|  |  | **953** | 754 |

**12.   DEBTORS AND SHORT-TERM LOANS**

|  | THE COMPANY | | CONSOLIDATED | |
|---|---:|---:|---:|---:|
|  | 2008<br>R million | 2007<br>R million | 2008<br>R million | 2007<br>R million |
| Trade debtors (gross) | 3 | 6 | 1 184 | 919 |
| Less: Provision for impairments | – | – | (44) | (49) |
| Trade debtors (net) | 3 | 6 | 1 140 | 870 |
| Dividends receivable | – | – | – | 168 |
| Advance payments and other | – | – | 245 | 176 |
| Loans – Subsidiary companies | 2 310 | 2 366 | – | – |
|  | 2 313 | 2 372 | 1 385 | 1 214 |

Debtors with a carrying value of R32 million (2007: R42 million) provided collateral to the Group. Loans to subsidiary companies are unsecured, carry no interest and are repayable on request.

Movements on the provision for impairments of trade debtors are as follows:

|  | 2008<br>R million | 2007<br>R million |
|---|---:|---:|
| Balances at 1 April | 49 | 38 |
| Provision for impairments on debtors | 8 | 19 |
| Debtors written off as uncollectable during the year | (3) | (3) |
| Unused amounts written back | (11) | (7) |
| Other | 1 | 2 |
| **Balances at 31 March** | **44** | 49 |

During the year, bad debts amounting to R11 million (2007: R9 million) were written off. The other classes of assets in debtors and short-term loans have no assets where impairments were made. For further information refer to note 31.

**13.   DERIVATIVE INSTRUMENTS**

**The following material derivative instruments existed at 31 March:**

|  | 2008 | | | 2007 | | |
|---|---:|---:|---:|---:|---:|---:|
| Assets | Currency<br>value<br>million | Forward<br>value<br>R million | Fair<br>value<br>R million | Currency<br>value<br>million | Forward<br>value<br>R million | Fair<br>value<br>R million |
| *Foreign exchange contracts* | | | | | | |
| Buy:  USA dollar | 11.7 | 95.0 | 8.8 | 1.3 | 8.7 | 2.6 |
| Other | 2.0 | 26.2 | 2.5 | – | – | – |
| Sell:  USA dollar | – | – | – | 20.5 | 154.4 | 3.1 |
|  | | | 11.3 | | | 5.7 |
| *Other derivative instruments* | | | | | | |
| Sugar selling contracts | | | 0.3 | | | 9.7 |
| Maize option contracts | | | – | | | 0.3 |
| Exchange option contracts | | | 7.0 | | | – |
|  | | | 7.3 | | | 10.0 |
|  | | | 18.6 | | | 15.7 |

13.    DERIVATIVE INSTRUMENTS *(continued)*
       **The following material derivative instruments existed at 31 March:**

| | 2008 | | | 2007 | | |
| | Currency value million | Forward value R million | Fair value R million | Currency value million | Forward value R million | Fair value R million |
|---|---|---|---|---|---|---|
| **Liabilities** | | | | | | |
| *Foreign exchange contracts* | | | | | | |
| Buy: Euro | 1.0 | 11.6 | 1.1 | – | – | – |
|     USA dollar | 0.1 | 1.3 | 0.1 | – | – | – |
|     Other | – | – | – | 0.1 | 0.8 | – |
| Sell: USA dollar | 5.3 | 42.6 | 0.8 | 3.7 | 27.7 | 0.4 |
| | | | 2.0 | | | 0.4 |
| *Other derivative instruments* | | | | | | |
| Sugar selling contracts | | | – | | | 9.3 |
| Maize selling contracts | | | – | | | 16.9 |
| Soy option contracts | | | 1.3 | | | – |
| | | | 1.3 | | | 26.2 |
| | | | 3.3 | | | 26.6 |

| | 2008 R million | 2007 R million |
|---|---|---|
| | | |

14.    ASSETS CLASSIFIED AS HELD FOR SALE
       On 31 January 2007 Tsb Sugar entered into an agreement to sell certain assets in terms of
       a land reform transaction. The effective date of the Tenbosch transaction was 1 April 2007.
       The second phase of the land reform transaction is now in process and the assets that will be
       sold in terms of the agreement are therefore classified as held for sale and valued in terms of
       the requirements of IFRS 5.

       Details of the assets classified as held for sale are as follows:

| **Assets** | | |
|---|---|---|
| Property, plant and equipment | 71 | 140 |
| Biological agricultural assets | 44 | 22 |
| Inventories | 1 | 1 |
| Debtors | – | 24 |
| Various other net assets | 89 | 2 |
| | 205 | 189 |

15.    CASH AND CASH EQUIVALENTS

| | | |
|---|---|---|
| Cash at the centre | 3 273 | 4 357 |
| Other operating subsidiaries | 661 | 647 |
| | 3 934 | 5 004 |

       The cash is held in the following currencies (in rand):

| | 2008 | 2007 |
|---|---|---|
| South African rand | 1 201 | 1 867 |
| British pound | 2 733 | 3 137 |
| | 3 934 | 5 004 |

At year-end cash and cash equivalents earned interest at effective interest rates that vary between 10.85% and 10.95% (2007: 8.50% and 9.06%) per annum at local financial institutions and between 5.20% and 5.45% (2007: 5.33% and 5.35%) per annum abroad.

|  |  | 2008<br>R million | 2007<br>R million |
|---|---|---:|---:|
| **15.** | **CASH AND CASH EQUIVALENTS** *(continued)* | | |
|  | Cash and cash equivalents are represented by the following: | | |
|  | United Kingdom treasury bills | 2 557 | – |
|  | Current accounts and money market instruments | 1 376 | 5 003 |
|  | Cash | 1 | 1 |
|  |  | 3 934 | 5 004 |
|  | At year-end the Group's cash was invested at financial institutions with the following<br>   Moody's credit rating: | | |
|  | Aaa | 2 648 | – |
|  | Aa1 | 100 | 1 427 |
|  | Aa2 | – | 2 095 |
|  | Aa3 | 98 | – |
|  | A1 | – | 300 |
|  | A2 | – | 363 |
|  | Baa1 | 1 087 | 818 |
|  | Cash on hand | 1 | 1 |
|  |  | 3 934 | 5 004 |
| **16.** | **SHARE CAPITAL AND SHARE PREMIUM** | | |
|  | **Share capital** | | |
|  | **Authorised** | | |
|  | 512 493 650 ordinary shares of 1 cent each | 5.1 | 5.1 |
|  | 40 506 352 B ordinary shares of 10 cents each | 4.1 | 4.1 |
|  |  | 9.2 | 9.2 |
|  | **Issued** | | |
|  | 449 003 606 (2007: 448 802 207) ordinary shares of 1 cent each | 4.5 | 4.5 |
|  | 35 506 352 (2007: 35 506 352) B ordinary shares of 10 cents each | 3.5 | 3.5 |
|  |  | 8.0 | 8.0 |

|  | Number of<br>shares | Number of<br>shares |
|---|---:|---:|
| **Movement of the ordinary shares of 1 cent each for the year:** | | |
| Total number of shares issued at 1 April | 448 802 207 | 448 802 207 |
| Shares issued | 201 399 | – |
| **Total number of shares issued at 31 March*** | 449 003 606 | 448 802 207 |

*\* Treasury shares held by wholly owned subsidiary companies included.*

|  | 2008<br>R million | 2007<br>R million |
|---|---:|---:|
| **Share premium** | | |
| **Movement of the share premium account for the year:** | | |
| Balance at 1 April | – | – |
| Shares issued | 37 | – |
| **Balance at 31 March** | 37 | – |

16.   SHARE CAPITAL AND SHARE PREMIUM *(continued)*
Each ordinary share has one vote.
Each B ordinary share has ten votes.

Number of shares held in treasury by a wholly owned subsidiary and shares held by The Remgro Share Trust (ordinary shares of 1 cent each): 11 972 555 (2007: 11 948 372 ).

At a general meeting held on 22 August 2007, the unissued shares, as at 31 March 2007, comprising 63 691 443 ordinary shares of 1 cent each and 5 000 000 B ordinary shares of 10 cents each were placed under the control of the Board of Directors as a general authority in terms of section 221(2) of the Companies Act (No. 61 of 1973), as amended ("Companies Act"), subject to the provisions of the Companies Act and the Rules and Requirements of the JSE until the next annual general meeting of the Company, for allotment and issue to such persons as they deemed fit, provided that 26 000 000 ordinary shares and 5 000 000 B ordinary shares in the authorised share capital of the Company are reserved for the purposes of the Remgro Share Scheme in terms of an ordinary resolution passed by the shareholders on 21 September 2000.

Details in respect of the share scheme and the current year's offers are disclosed in note 24 and the Report of the Board of Directors.

|  | 2008<br>R million | 2007<br>R million |
|---|---|---|
| 17.   RESERVES | | |
| **17.1 Composition of reserves** | | |
| The Company: | | |
| Retained earnings | 2 255 | 2 353 |
| Subsidiary companies and joint ventures | 31 102 | 24 653 |
| Non-distributable reserves: | | |
| Fair value reserve | 6 977 | 5 003 |
| Other non-distributable reserves | 1 586 | 1 931 |
| Retained earnings | 22 539 | 17 719 |
| Associated companies: | | |
| Equity reserves | 25 340 | 20 155 |
| | 58 697 | 47 161 |
| Statutory non-distributable reserves included in | 518 | 464 |
| Other non-distributable reserves | 11 | 11 |
| Equity reserves | 507 | 453 |

**17.2 Included in the respective reserves above are reserves arising on exchange rate translation**

|  | Non-distributable reserves<br>R million | Equity reserves<br>R million | Retained earnings<br>R million | 2008<br>Total<br>R million | 2007<br>Total<br>R million |
|---|---|---|---|---|---|
| Balances at 1 April | 802 | 2 713 | 366 | 3 881 | (1 154) |
| Exchange rate adjustments during the year | 370 | 1 685 | 307 | 2 362 | 5 035 |
| Transfer of equity adjustment | (5) | 167 | (162) | – | – |
| **Balances at 31 March** | **1 167** | **4 565** | **511** | **6 243** | 3 881 |

|  | 2008<br>R million | 2007<br>R million |
|---|---|---|
| **18. LONG-TERM LOANS** |  |  |
| Interest-bearing loans |  |  |
| Secured long-term loans with effective interest rates of between 9.37% and 15% |  |  |
| (2007: 9.5% and 11%) per annum repayable over a period of between three to ten years | 202 | 197 |
| These liabilities are secured by assets with a book value of R48 million |  |  |
| (2007: R68 million). |  |  |
| Net liabilities resulting from various capitalised finance leases and instalment |  |  |
| sale agreements payable in monthly, quarterly and annual instalments at varying |  |  |
| interest rates per annum amount to | 3 | 1 |
| These liabilities are secured by vehicles, plant, machinery and equipment |  |  |
| with a book value of R3 million (2007: R1 million). |  |  |
| Various unsecured loans with varying terms and interest rates | 3 | – |
|  | 208 | 198 |
| Instalments payable within one year transferred to short-term interest-bearing loans | (19) | (37) |
|  | 189 | 161 |
| Payable – two to five years | 180 | 129 |
| Payable thereafter | 9 | 32 |
|  | 189 | 161 |
| **19. TRADE AND OTHER PAYABLES** |  |  |
| Trade payables | 1 182 | 968 |
| Accumulated expenses | 644 | 472 |
|  | 1 826 | 1 440 |
| **20. SHORT-TERM LOANS** |  |  |
| Interest-bearing loans |  |  |
| Portion of long-term interest-bearing loans payable within one year | 19 | 37 |
| Bank overdrafts | 103 | 103 |
|  | 122 | 140 |
| Interest-free loans with no fixed repayment conditions | 68 | 93 |
|  | 190 | 233 |

**21. PROVISIONS**

|  | Legal disputes*<br>R million | Other**<br>R million | 2008<br>R million | Legal disputes*<br>R million | Other**<br>R million | 2007<br>R million |
|---|---|---|---|---|---|---|
| Balances at 1 April | 40 | 8 | 48 | 30 | 11 | 41 |
| Additional provisions | 4 | 1 | 5 | 13 | 1 | 14 |
| Unused amounts | – | – | – | – | (4) | (4) |
| Other | – | (1) | (1) | – | – | – |
|  | 44 | 8 | 52 | 43 | 8 | 51 |
| Provisions utilised during the year | (1) | (3) | (4) | (3) | – | (3) |
| **Balances at 31 March** | 43 | 5 | 48 | 40 | 8 | 48 |

\*  Litigation, of which the timing and outcome is uncertain, is in progress against certain subsidiary companies.
\*\* Various smaller provisions.

|  |  | 2008<br>R million | 2007<br>R million |
|---|---|---|---|
| **22.** | **STAFF COSTS** | | |
| | Salaries and wages | 1 452 | 1 250 |
| | Share-based payments | 23 | 20 |
| | Retirement benefits | 1 | 1 |
| | Pension costs – defined contribution | 87 | 79 |
| | Pension costs – defined benefit | 2 | (95) |
| | Other post-retirement benefits | 10 | 11 |
| | Other | 46 | 36 |
| | | 1 621 | 1 302 |

**23. DIRECTORS' EMOLUMENTS**

| | 2008 | | | 2007 | | |
|---|---|---|---|---|---|---|
| | *Executive*<br>**R'000** | *Non-executive*<br>**R'000** | *Total*<br>**R'000** | *Executive*<br>R'000 | *Non-executive*<br>R'000 | *Total*<br>R'000 |
| **Executive directors** | | | | | | |
| Fees | 750 | | 750 | 615 | | 615 |
| Salaries | 11 919 | | 11 919 | 11 472 | | 11 472 |
| Retirement fund contributions | 2 690 | | 2 690 | 2 411 | | 2 411 |
| Other benefits | 1 212 | | 1 212 | 1 238 | | 1 238 |
| Subtotal | 16 571 | | 16 571 | 15 736 | | 15 736 |
| **Non-executive directors** | | | | | | |
| Independent | | 1 175 | 1 175 | | 801 | 801 |
| Non-independent | | 4 429 | 4 429 | | 4 217 | 4 217 |
| Total | 16 571 | 5 604 | 22 175 | 15 736 | 5 018 | 20 754 |
| | | | | | | |
| Increase in value – Remgro<br>   Share Scheme* | – | – | – | 5 607 | – | 5 607 |

*\* Refer note 24.1 on page 95.*

| | 2008 | | | 2007 | | |
|---|---|---|---|---|---|---|
| | *Fees*<br>**R'000** | *Salaries<br>and other*<br>**R'000** | *Total*<br>**R'000** | *Fees*<br>R'000 | *Salaries<br>and other*<br>R'000 | *Total*<br>R'000 |
| Paid by: | | | | | | |
| The Company | 1 325 | | 1 325 | 801 | | 801 |
| Management company | – | – | – | 492 | 8 735 | 9 227 |
| Subsidiary company | 1 200 | 19 650 | 20 850 | 553 | 10 173 | 10 726 |
| | 2 525 | 19 650 | 22 175 | 1 846 | 18 908 | 20 754 |

**23. DIRECTORS' EMOLUMENTS** *(continued)*

| | Fees R'000 | Salaries R'000 | 2008 Retire- ment fund R'000 | Other benefits[8] R'000 | Total R'000 | Fees R'000 | Salaries R'000 | 2007 Retire- ment fund R'000 | Other benefits[8] R'000 | Total R'000 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Executive** | | | | | | | | | | |
| W E Bührmann | 150 | 1 578 | 341 | 221 | 2 290 | 123 | 1 272 | 276 | 219 | 1 890 |
| D M Falck | 150 | 2 027 | 436 | 319 | 2 932 | 123 | 1 884 | 403 | 316 | 2 726 |
| J A Preller (Mrs) | 150 | 910 | 210 | 221 | 1 491 | 123 | 864 | 196 | 219 | 1 402 |
| M H Visser[1] | 150 | 6 075 | 1 410 | 269 | 7 904 | 123 | 6 224 | 1 268 | 265 | 7 880 |
| T van Wyk | 150 | 1 329 | 293 | 182 | 1 954 | 123 | 1 228 | 268 | 219 | 1 838 |
| Subtotal | 750 | 11 919 | 2 690 | 1 212 | 16 571 | 615 | 11 472 | 2 411 | 1 238 | 15 736 |
| **Non-executive (independent)** | | | | | | | | | | |
| G D de Jager[2] | 225 | | | | 225 | 160 | | | | 160 |
| P K Harris | 175 | | | | 175 | 147 | | | | 147 |
| M M Morobe[3] | 150 | | | | 150 | – | | | | – |
| J F Mouton[4] | – | | | | – | 99 | | | | 99 |
| D Prins | 250 | | | | 250 | 198 | | | | 198 |
| M Ramos (Miss)[5] | 150 | | | | 150 | – | | | | – |
| F Robertson | 225 | | | | 225 | 197 | | | | 197 |
| Subtotal | 1 175 | | | | 1 175 | 801 | | | | 801 |
| **Non-executive (non-independent)** | | | | | | | | | | |
| P E Beyers | 150 | 514 | 131 | 102 | 897 | 123 | 645 | 155 | 100 | 1 023 |
| J W Dreyer | 150 | 1 395 | 306 | 102 | 1 953 | 123 | 1 328 | 287 | 100 | 1 838 |
| E de la H Hertzog | 150 | 1 000 | 204 | 75 | 1 429 | 123 | 916 | 183 | 73 | 1 295 |
| J Malherbe[6] | 150 | – | – | – | 150 | 61 | – | – | – | 61 |
| J P Rupert[7] | – | – | – | – | – | – | – | – | – | – |
| Subtotal | 600 | 2 909 | 641 | 279 | 4 429 | 430 | 2 889 | 625 | 273 | 4 217 |
| Total | 2 525 | 14 828 | 3 331 | 1 491 | 22 175 | 1 846 | 14 361 | 3 036 | 1 511 | 20 754 |

1. *Mr M H Visser earns in addition to the above a director's fee of GBP75 000 (2007: GBP75 000) per annum from British American Tobacco Plc, an associated company.*
2. *Mr G D de Jager is a member of the Audit and Risk Committee as well as the Remuneration and Nomination Committee. During the 2007 financial year he was on these committees only for six months.*
3. *Mr M M Morobe was appointed as an independent non-executive director on 18 June 2007.*
4. *Mr J F Mouton retired as an independent non-executive director on 11 October 2006. He was a member of the Audit and Risk Committee as well as the Remuneration and Nomination Committee for six months.*
5. *Miss M Ramos was appointed as an independent non-executive director on 26 March 2007.*
6. *Mr J Malherbe was appointed as a non-executive director on 11 October 2006.*
7. *Mr J P Rupert receives no emoluments since 30 September 2005.*
8. *Benefits include medical aid contributions and vehicle benefits.*

24.     SHARE-BASED PAYMENTS
**24.1 Remgro Share Scheme**

The share-based payments that are accounted for in the financial statements are in respect of the Remgro Share Scheme (the "Scheme") and consist of ordinary shares in Remgro Limited that were offered to participants in terms of the Scheme. The offers are valid for one year from the offer date. The Scheme is a deferred purchase scheme and payment takes place in three equal instalments, the first of which is payable three years after the offer date. Participants have no rights to delivery, voting or ordinary dividends on shares before payment has been made. Participants may choose to pay on a later date, with the resultant deferment of rights. Payment relating to offers before 26 November 2004 must be settled within ten years, while offers thereafter must be settled before seven years have passed.

The valuation of the Scheme was performed using an actuarial model. This model was developed by an independent third party from the standard binomial option pricing model in order to address the unique nature of the Scheme, especially with regard to early exercise of offers.

The expected contract lifetimes are estimated by considering separately each of the tranches within that grant. The risk-free rate was estimated by using the implied yield on a SA zero-coupon government bond and the yield curve over the expected contract lifetimes of five, six and seven years from the offer date.

Share price volatility of ordinary shares in Remgro Limited was determined with reference to movements in the share price since 1 October 2000, that being the date from which Remgro commenced trading on the JSE.

Dividend yield was calculated using the two-year moving average dividend yield at each offer date.

|  | 2008<br>R million | 2007<br>R million |
|---|---|---|
| Fair value of offers made during the year | 7 | 53 |
| Share-based payment cost included in the income statement (in accordance with IFRS 2) | 12 | 10 |
| – Portion attributable to directors | 8 | 7 |

Although the Group elected, in accordance with the transitional provisions of IFRS, to only apply IFRS 2 on transactions entered into after 7 November 2002 that had not vested at 1 January 2005, the following information relates to all offers to the participants of the Scheme.

**Number and weighted average exercise prices of all share offers to participants of the Scheme:**

|  | 2008 | | 2007 | |
|---|---|---|---|---|
|  | Number<br>of shares | Rand | Number<br>of shares | Rand |
| Previous financial years | 3 396 994 | 72.65 | 3 093 691 | 59.24 |
| Offered and accepted in current financial year | 145 562 | 185.69 | 569 699 | 135.02 |
| Shares paid for and delivered | (126 383) | 56.50 | (262 016) | 49.52 |
| Resignations and other | (4 250) | 117.70 | (4 380) | 98.67 |
| **Total at 31 March** | **3 411 923** | **78.01** | 3 396 994 | 72.65 |
| **Exercisable at the end of the period** | **2 127 518** | **53.78** | 1 797 087 | 48.46 |

**24. SHARE-BASED PAYMENTS** *(continued)*

**24.1 Remgro Share Scheme** *(continued)*

Exercise price range of all offers:

| | 2008 Number of shares outstanding at year-end | Weighted average remaining contract lifetime in years | Weighted average exercise price per share (Rand) | 2007 Number of shares outstanding at year-end | Weighted average remaining contract lifetime in years | Weighted average exercise price per share (Rand) |
|---|---|---|---|---|---|---|
| R40 – R60 | 1 399 790 | 2.57 | 45.03 | 1 464 972 | 3.57 | 44.98 |
| R60 – R80 | 625 238 | 5.12 | 64.46 | 678 927 | 6.16 | 64.67 |
| R80 – R100 | 648 709 | 4.10 | 86.88 | 656 615 | 5.13 | 86.82 |
| R100 – R120 | 24 248 | 4.64 | 114.05 | 28 430 | 5.67 | 114.93 |
| R120 – R140 | 567 986 | 5.24 | 134.89 | 568 050 | 6.24 | 135.01 |
| R140 – R160 | 390 | 5.66 | 155.45 | – | – | – |
| R160 – R180 | 14 915 | 6.33 | 176.83 | – | – | – |
| R180 – R200 | 130 647 | 6.22 | 186.70 | – | – | – |

The following assumptions were used in the binomial model to value offers:

| | 2008 | 2007 |
|---|---|---|
| Weighted average Remgro share price for the year (R) | 185.73 | 150.20 |
| Exercise price (R) | 155.45 – 187.50 | 132.60 – 137.80 |
| Average expected exercise period (years) | 5 – 7 | 5 – 7 |
| Price volatility (%) | 19.24 – 20.21 | 20.05 – 20.18 |
| Risk-free rate (%) | 7.7 – 8.4 | 7.1 – 8.6 |
| Expected dividend yield (%) | 2.5 – 2.6 | 2.9 – 3.1 |

**Current status – offers to directors**

**– ordinary shares**

| Participant | Balance of shares accepted as at 31 March 2007 | Shares accepted during the year | Date of acceptance of shares | Offer price (Rand) | Number of shares paid and delivered | Date of payment and delivery of shares | Share price on date of payment and delivery (Rand) | Increase in value* (R'000) | Balance of shares accepted as at 31 March 2008 |
|---|---|---|---|---|---|---|---|---|---|
| **Executive** | | | | | | | | | |
| W E Bührmann | 97 872 | | | 87.86 | | | | | 97 872 |
| | 7 303 | | | 135.00 | | | | | 7 303 |
| | | 38 645 | 27/06/07 | 186.70 | | | | | 38 645 |
| D M Falck | 458 716 | | | 43.60 | | | | | 458 716 |
| | 104 917 | | | 63.00 | | | | | 104 917 |
| | 30 050 | | | 87.86 | | | | | 30 050 |
| | 92 988 | | | 135.00 | | | | | 92 988 |
| | | 18 146 | 03/07/07 | 186.70 | | | | | 18 146 |
| J A Preller | 24 466 | | | 43.60 | | | | | 24 466 |
| | 34 572 | | | 87.86 | | | | | 34 572 |
| | 30 167 | | | 135.00 | | | | | 30 167 |
| | | 2 319 | 03/07/07 | 186.70 | | | | | 2 319 |
| M H Visser | 278 979 | | | 63.00 | | | | | 278 979 |
| | 342 488 | | | 87.86 | | | | | 342 488 |
| | 172 681 | | | 135.00 | | | | | 172 681 |
| | | 68 230 | 26/06/07 | 186.70 | | | | | 68 230 |
| T van Wyk | 42 161 | | | 87.86 | | | | | 42 161 |
| | 41 598 | | | 135.00 | | | | | 41 598 |
| | | 3 029 | 03/07/07 | 186.70 | | | | | 3 029 |
| Subtotal | 1 758 958 | 130 369 | | | | | | | 1 889 327 |
| **Non-executive** | | | | | | | | | |
| P E Beyers | 191 130 | | | 43.60 | | | | | 191 130 |
| J W Dreyer | 191 130 | | | 43.60 | | | | | 191 130 |
| J P Rupert | 414 938 | | | 48.20 | | | | | 414 938 |
| Subtotal | 797 198 | | | | | | | | 797 198 |
| Total | 2 556 156 | 130 369 | | | | | | | 2 686 525 |

\* It refers to the increase in value of the scheme shares of the indicated participants from the offer date to the date of payment and delivery.

24. SHARE-BASED PAYMENTS *(continued)*

24.1 Remgro Share Scheme *(continued)*

**Current status – offers to directors**

– ordinary shares

| Participant | Balance of shares accepted as at 31 March 2006 | Shares accepted during the year | Date of acceptance of shares | Offer price (Rand) | Number of shares paid and delivered | Date of payment and delivery of shares | Share price on date of payment and delivery (Rand) | Increase in value* (R'000) | Balance of shares accepted as at 31 March 2007 |
|---|---|---|---|---|---|---|---|---|---|
| **Executive** | | | | | | | | | |
| W E Bührmann | 97 872 | | | 87.86 | | | | | 97 872 |
| | | 7 303 | 26/06/06 | 135.00 | | | | | 7 303 |
| D M Falck | 458 716 | | | 43.60 | | | | | 458 716 |
| | 104 917 | | | 63.00 | | | | | 104 917 |
| | 30 050 | | | 87.86 | | | | | 30 050 |
| | | 92 988 | 26/06/06 | 135.00 | | | | | 92 988 |
| J A Preller | 24 466 | | | 43.60 | | | | | 24 466 |
| | 34 572 | | | 87.86 | | | | | 34 572 |
| | | 30 167 | 26/06/06 | 135.00 | | | | | 30 167 |
| M H Visser | 278 979 | | | 63.00 | | | | | 278 979 |
| | 342 488 | | | 87.86 | | | | | 342 488 |
| | | 172 681 | 26/06/06 | 135.00 | | | | | 172 681 |
| T van Wyk | 24 464 | | | 43.60 | 24 464 | 02/08/06 | 143.50 | 2 444.0 | |
| | 33 195 | | | 48.20 | 33 195 | 02/08/06 | 143.50 | 3 163.4 | |
| | 42 161 | | | 87.86 | | | | | 42 161 |
| | | 41 598 | 26/06/06 | 135.00 | | | | | 41 598 |
| Subtotal | 1 471 880 | 344 737 | | | 57 659 | | | 5 607.4 | 1 758 958 |
| **Non-executive** | | | | | | | | | |
| P E Beyers | 191 130 | | | 43.60 | | | | | 191 130 |
| J W Dreyer | 191 130 | | | 43.60 | | | | | 191 130 |
| J P Rupert | 414 938 | | | 48.20 | | | | | 414 938 |
| Subtotal | 797 198 | | | | | | | | 797 198 |
| Total | 2 269 078 | 344 737 | | | 57 659 | | | 5 607.4 | 2 556 156 |

*\* It refers to the increase in value of the scheme shares of the indicated participants from the offer date to the date of payment and delivery.*

24.2 **Rainbow Share Scheme**

Rainbow has an equity settled share scheme for certain of its employees in terms of which share options offered are exercisable in three equal tranches from two, three and four years after the grant date. Subject to the discretion of the Rainbow Share Incentive Trust's trustees, options are forfeited if not exercised before termination of employment. An expense of R10.8 million (2007: R8.0 million) relating to this scheme was recognised in the income statement.

|  |  | 2008 R million | 2007 R million |
|---|---|---|---|
| **25.** | **PROFIT** | | |
| | Profit is stated after taking the following into account: | | |
| | **Income** | | |
| | Fair value adjustment – biological assets | 46 | 21 |
| | Fair value adjustment – derivative instruments | 66 | 113 |
| | Rental income – investment properties | 9 | 8 |
| | Interest received | 296 | 332 |
| | Shareholder's loan to associated company | 6 | 20 |
| | Financial institutions and other | 290 | 312 |
| | Profit on redemption and sale of investments* | 1 665 | 7 |
| | Profit with restructuring of investment in Unilever | 1 167 | – |
| | Profit with unbundling of investment in Discovery by FirstRand | 403 | – |
| | Other | 95 | 7 |
| | Profit on sale of property, plant and equipment | 114 | – |
| | Exchange rate gains | 20 | 67 |

*\* Refer to the Report of the Board of Directors for further information.*

|  |  | 2008 R million | 2007 R million |
|---|---|---|---|
| | **Expenses** | | |
| | Amortisation of intangible assets | 12 | 14 |
| | Fair value adjustment – derivative instruments | – | 6 |
| | Expenses – investment properties | 5 | 2 |
| | Rental | 61 | 41 |
| | Land and buildings | 26 | 20 |
| | Machinery and equipment | 21 | 10 |
| | Vehicles | 4 | 5 |
| | Office equipment | 10 | 6 |
| | Research and development costs written off | 1 | – |
| | Auditors' remuneration  – audit fees | 11 | 10 |
| |                               – other services | 3 | 3 |
| | Professional fees | 25 | 28 |
| | Depreciation | 251 | 223 |
| | Buildings | 30 | 27 |
| | Machinery and equipment | 188 | 167 |
| | Vehicles | 31 | 26 |
| | Office equipment | 2 | 3 |
| | Loss on sale of property, plant and equipment | – | 1 |
| **26.** | **ADMINISTRATION AND MANAGEMENT FEES** | | |
| | Total administration and management fees of Remgro Limited** | 83 | 75 |
| | Less: Fees received | (16) | (16) |
| | Intergroup – excluding wholly owned subsidiaries | (4) | (4) |
| | Other | (12) | (12) |
| | Net | 67 | 59 |

*\*\* After recovery of appropriate portion from VenFin Limited.*

**27. DIVIDEND INCOME**

| | THE COMPANY | | CONSOLIDATED | |
| --- | --- | --- | --- | --- |
| | **2008**<br>**R million** | 2007<br>R million | **2008**<br>**R million** | 2007<br>R million |
| Included in profit: | | | | |
| Listed | – | – | 274 | 151 |
| Unlisted – Subsidiary companies | 2 138 | 3 358 | | |
| – Other | – | – | – | 5 |
| | 2 138 | 3 358 | 274 | 156 |
| Dividends from associated companies set off against investments | | | 3 297 | 2 748 |

| | **2008**<br>**R million** | 2007<br>R million |
| --- | --- | --- |
| **28. EQUITY ADJUSTMENT** | | |
| **Share of net attributable profit of associated companies** | | |
| **and joint ventures – per income statement** | 7 210 | 6 003 |
| Dividends received from associated companies and joint ventures | (3 297) | (2 748) |
| Share of net profit retained by associated companies and joint ventures | 3 913 | 3 255 |
| Exchange rate differences on translation between average rates and year-end rates | 162 | 111 |
| Equity adjustment transferred to non-distributable reserves<br>(Refer to statements of changes in equity) | 4 075 | 3 366 |
| Portion of the share of net profit retained by associated companies<br>and joint ventures, that has been accounted for from unaudited<br>interim reports and management accounts | 1 039 | 1 102 |
| **Contingent liabilities of associated companies and joint ventures** | | |
| Guarantees to third parties – Performance guarantees, suretyships and letters of credit of various<br>associated companies and joint ventures | 142 | 393 |
| Contingent tax liabilities | 98 | 103 |

Product liabilities – British American Tobacco Plc (BAT) has contingent liabilities arising when BAT group companies are named as defendants in court cases in various countries with respect to product liability and non-product liability litigation, and arising from overseas taxes, guarantees and other matters. Despite the quality of defences judged by BAT to be available, BAT states in their annual report, where full details may be found, that it is not impossible that its results of operations or cash flows in a particular quarter or financial year could be materially affected by the outcomes of such matters. This could give rise to a consequent effect on Remgro's share of BAT's results and attributable net assets.

Claims – There are a number of legal or potential claims against various associated companies, the outcome of which cannot be foreseen, but are not regarded as material individually or on a group basis.

**29. CASH FLOW INFORMATION**

| | CONSOLIDATED | | THE COMPANY | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| | R million | R million | R million | R million |
| **29.1 Adjustments** | | | | |
| Amortisation of intangible assets and depreciation | 263 | 237 | – | – |
| Movement in provisions | 5 | (58) | – | – |
| Share scheme cost | 68 | 18 | – | – |
| Exchange rate gain on foreign cash | 259 | 622 | – | – |
| (Profit)/loss on the sale of property, plant and equipment | (114) | 1 | – | – |
| Other | 1 | – | – | – |
| | 482 | 820 | – | – |
| **29.2 Decrease/(increase) in working capital** | | | | |
| Decrease/(increase) in inventories and biological agricultural assets | (341) | (180) | – | – |
| Decrease/(increase) in trade and other receivables | (327) | (109) | 3 | (1) |
| Increase/(decrease) in trade and other payables | 393 | 86 | 2 | 3 |
| Net movement in derivative instruments | (26) | 33 | – | – |
| | (301) | (170) | 5 | 2 |
| **29.3 Reconciliation of dividends received** | | | | |
| Receivable at the beginning of the year | 168 | – | – | – |
| Per income statement | 274 | 156 | 2 138 | 3 358 |
| Dividends from associated companies set off against investments | 3 297 | 2 748 | | |
| Dividend in specie | (191) | – | | |
| Receivable at the end of the year | – | (168) | – | – |
| Cash received | 3 548 | 2 736 | 2 138 | 3 358 |
| **29.4 Reconciliation of taxation paid with the amount disclosed in the income statement** | | | | |
| Paid in advance at the beginning of the year | 14 | 67 | – | – |
| Unpaid at the beginning of the year | (104) | (473) | – | – |
| Per income statement | (340) | (360) | – | – |
| – normal income | (296) | (339) | – | – |
| – capital gain | (17) | – | – | – |
| – STC | (27) | (21) | – | – |
| Unpaid at the end of the year | 13 | 104 | – | – |
| Paid in advance at the end of the year | (80) | (14) | – | – |
| Cash paid | (497) | (676) | – | – |
| **29.5 Reconciliation of dividends paid** | | | | |
| Per statements of changes in equity | (2 178) | (3 748) | (2 233) | (3 782) |
| Paid by subsidiary companies to minority | (74) | (65) | | |
| Cash paid | (2 252) | (3 813) | (2 233) | (3 782) |

|  | 2008<br>R million | 2007<br>R million |
|---|---|---|

**30. BUSINESSES ACQUIRED**

During the past two years a subsidiary company in the Group acquired various small businesses.
The assets and liabilities arising from these acquisitions were as follows:

|  | 2008 | 2007 |
|---|---|---|
| Net assets acquired | 3 | 4 |
| Goodwill (note 5) | 2 | 7 |
| **Cash paid** | 5 | 11 |
| Cash acquired from business | (1) | 3 |
| **Net cash flow on acquisition of business** | 4 | 14 |

**31. FINANCIAL INSTRUMENTS**

**31.1 Classes of financial instruments and fair value**

Financial instruments on the balance sheet include investments, loans receivable, debtors, cash, creditors, long-term loans and derivative instruments. Details of the nature, extent and terms of these instruments are explained in the notes to the relevant items.

The accounting policy for financial instruments was applied to the following balance sheet line items.

| Financial assets | Non-financial assets<br>R million | Loans and receivables<br>R million | Assets at fair value through profit and loss<br>R million | Available-for-sale<br>R million | Carrying value<br>R million | Fair value<br>R million |
|---|---|---|---|---|---|---|
| **2008** | | | | | | |
| Investments – other | | | | 8 551 | 8 551 | 8 551 |
| Loans | | 2 | | | 2 | 2 |
| Debtors and short-term loans | 124 | 1 261 | | | 1 385 | 1 385 |
| Derivative instruments | | | 19 | | 19 | 19 |
| Cash and cash equivalents | | 3 934 | | | 3 934 | 3 934 |
| | 124 | 5 197 | 19 | 8 551 | 13 891 | 13 891 |
| **2007** | | | | | | |
| Investments – other | | | | 6 245 | 6 245 | 6 245 |
| Loans | | 2 | | | 2 | 2 |
| Debtors and short-term loans | 95 | 1 119 | | | 1 214 | 1 214 |
| Derivative instruments | | | 16 | | 16 | 16 |
| Cash and cash equivalents | | 5 004 | | | 5 004 | 5 004 |
| | 95 | 6 125 | 16 | 6 245 | 12 481 | 12 481 |

31.  **FINANCIAL INSTRUMENTS** *(continued)*

**31.1 Classes of financial instruments and fair value** *(continued)*

| Financial liabilities | Liabilities at amortised cost R million | Liabilities at fair value through profit and loss R million | Carrying value R million | Fair value R million |
|---|---|---|---|---|
| **2008** | | | | |
| Long-term loans | **189** | | **189** | **189** |
| Trade and other payables | **1 826** | | **1 826** | **1 826** |
| Short-term loans | **190** | | **190** | **190** |
| Derivative instruments | | **3** | **3** | **3** |
| | **2 205** | **3** | **2 208** | **2 208** |
| **2007** | | | | |
| Long-term loans | 161 | | 161 | 161 |
| Trade and other payables | 1 440 | | 1 440 | 1 440 |
| Short-term loans | 233 | | 233 | 233 |
| Derivative instruments | | 27 | 27 | 27 |
| | 1 834 | 27 | 1 861 | 1 861 |

**Fair value**

On 31 March 2008 and 2007 the fair value of financial instruments approximates their carrying value.

*The following methods and assumptions are used to determine the fair value of each class of financial instruments:*

**Financial instruments available-for-sale:** Fair value is based on quoted market prices or, in the case of unlisted instruments, appropriate valuation methodologies.

**Cash and cash equivalents, debtors, creditors and short-term loans:** Due to the expected short-term maturity of these financial instruments their carrying values approximate their fair value.

**Borrowings:** The fair value of long-term borrowings is based on discounted cash flows using the effective interest rate method. As the interest rates of long-term borrowings are all market related their carrying values approximate their fair value.

**Derivative instruments:** The fair value of derivative instruments is determined by using mark-to-market valuations.

**31.2 Financial instruments and risk management**

Various financial risks have an impact on the Group's results: market risk (including price, interest rate risk and foreign exchange risk), credit risk and liquidity risk. The Company and its subsidiary companies' risk management programmes, of which key aspects are explained below, acknowledge the unpredictability of financial markets and are aimed to minimise any negative effect thereof. Derivative instruments are used to hedge against certain financial risk exposures.

Risk management is performed by the central treasury department in terms of the policy that was approved by the Board of Directors. A treasury committee identifies, evaluates and hedges financial risks in terms of the Group's risk appetite, sets risk limits and monitors compliance to policy and procedures. The committee is assisted by the internal audit department that regularly, and on an ad hoc basis, reviews risk management controls and procedures. It is the responsibility of the Remgro Audit and Risk Committee to supervise these functions and assess the appropriateness of risk management strategies.

**31.   FINANCIAL INSTRUMENTS** *(continued)*

**31.2 Financial instruments and risk management** *(continued)*

Relevant financial risks and risk management programmes are summarised as follows:

**Market risk**

*Price risk*

Exposure to share price risk is due to investments in listed and unlisted shares. "Investments available-for-sale" consists mainly of the investment in Impala Platinum Holdings Limited that is included at market value under "Investments – Other" in the balance sheet. The executive committee monitors all investments continuously and makes recommendations to the Board of Directors in this regard. Some operating subsidiaries have commodity options and futures contracts that are influenced by the prices of the underlying commodities.

*Foreign exchange risk*

The Company and its subsidiary companies operate internationally and are therefore exposed to foreign currency risk due to commercial transactions denominated in foreign currencies. These risks are limited using foreign exchange contracts when deemed necessary.

The Group has no significant exposure to foreign exchange risk.

Net assets of investments in foreign operations are exposed to foreign exchange translation risk. The most prominent of these is the investment in Remgro Investments Limited, Jersey, that owns the stake in R&R. At year-end the carrying value of the investment in R&R was £1 200 million (2007: £1 188 million) and it also had cash amounting to £165 million (2007: £219 million) abroad.

*Interest rate risk*

Due to significant cash investments, movements in market interest rates influence income. The profile of the cash and cash equivalents is explained in note 15. Interest rate risk is managed by the treasury department by using approved counterparties that offer the best rates.

The Company and its subsidiary companies are also exposed to interest rate risk due to long-term debt. The interest rate profile of the liabilities is disclosed in note 18.

*The Group's sensitivity to market risk*

The following table illustrates the sensitivity of the Group's profit and equity to market risk if markets change with the following percentages:

| | | 2008 | | | 2007 | |
| | | Income statement | Equity | | Income statement | Equity |
| | Change | R million | R million | Change | R million | R million |
|---|---|---|---|---|---|---|
| Interest rates | 2.0% | 51 | | 1.0% | 33 | |
| Foreign exchange: | | | | | | |
|   ZAR/UK pound | 5.0% | 1 | | 5.0% | 43 | |
| Equity prices | 10.0% | | 731 | 10.0% | | 534 |
| Commodity prices | R50/ton | 9 | | R50/ton | 22 | |
| | | 61 | 731 | | 98 | 534 |

The above was calculated with reference to the carrying value of financial instruments at year-end and a possible change in the market risk factor.

31. **FINANCIAL INSTRUMENTS** *(continued)*

**31.2 Financial instruments and risk management** *(continued)*

**Credit risk**

The Group's exposure to credit risk is the fair value of loans, debtors, short-term loans, derivative instruments and cash and cash equivalents as indicated above.

*Loans receivable and debtors*

At year-end no significant "Loans receivable" were outstanding. No significant concentration of credit risk existed regarding debtors as customers are spread over a wide geographical area. Policies and procedures are in place ensuring that sales occur only to customers with an acceptable credit history. Other debtors consist mainly of prepayments and dividends receivable.

Terms granted to trade debtors are determined by the relevant operating subsidiaries, i.e. Rainbow Chicken, Tsb Sugar and Wispeco, who each puts its own credit policy in place.

The following table indicates the age analysis of trade debtors in arrears and the corresponding outstanding amount of debtors at year-end:

| | Age analysis of trade debtors in arrears | | | Total trade debtors in arrears |
| Debtors | 60 days R million | 90 days R million | 120 days + R million | R million |
|---|---|---|---|---|
| **2008** | **76** | **8** | **10** | **94** |
| 2007 | 85 | 7 | 20 | 112 |

A provision for doubtful debts of R44 million (2007: R49 million) was made. Refer note 12.

The credit quality of performing trade debtors against whom no impairment was provided, is as follows:

| | 2008 | 2007 |
|---|---|---|
| New customers (history of less than six months) | **125** | 57 |
| Existing customers (history of six months +) – no past defaults | **839** | 667 |
| Existing customers (history of six months +) – with past defaults | **82** | 34 |
| | **1 046** | 758 |

*Derivative instrument transactions and cash investments*

Derivative instrument transactions are limited to transactions with financial institutions with a good credit rating. The treasury committee approves these institutions and determines the limit of credit exposure of each separate entity.

Cash and cash equivalents are only held by approved institutions with an acceptable credit-worthiness. The treasury committee sets the limit for each financial institution. Refer to the cash and cash equivalents note (note 15) for additional information.

**Liquidity risk**

The Company and its subsidiary companies have substantial cash balances at their disposal and minimum long-term debt that limit their liquidity risk. Nevertheless it is ensured that adequate credit facilities are available to maintain flexibility in the funding of transactions.

**31. FINANCIAL INSTRUMENTS** *(continued)*

**31.2 Financial instruments and risk management** *(continued)*

The following schedule indicates the repayment terms of outstanding debt:

| | | | Non-discounted cash flow | | |
| | Carrying value R million | Contractual cash flow R million | 0 to 12 months R million | 1 to 5 years R million | 5 years and longer R million |
| **Financial liabilities** | | | | | |
|---|---|---|---|---|---|
| **2008** | | | | | |
| Long-term loans | 189 | 248 | – | 238 | 10 |
| Trade and other payables | 1 826 | 1 826 | 1 826 | – | – |
| Short-term loans | 190 | 211 | 211 | – | – |
| Derivative instruments | 3 | 56 | 56 | – | – |
| | 2 208 | 2 341 | 2 093 | 238 | 10 |
| **2007** | | | | | |
| Long-term loans | 161 | 206 | – | 172 | 34 |
| Trade and other payables | 1 440 | 1 440 | 1 440 | – | – |
| Short-term loans | 233 | 252 | 252 | – | – |
| Derivative instruments | 27 | 113 | 113 | – | – |
| | 1 861 | 2 011 | 1 805 | 172 | 34 |

**32. CAPITAL MANAGEMENT**

The Company manages its shareholders' equity, i.e. its issued capital (including share premium), reserves and treasury shares, as capital. The Group's objective when managing capital is to safeguard its ability to continue as a going concern in order to provide returns to shareholders in the form of dividends and capital appreciation.

In order to maintain or adjust the capital structure the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue shares or repurchase shares from shareholders. For the year under review dividends amounting to R2 471 million (2007: R2 102 million) were declared and shares to the value of R37 million (2007: RNil) were issued. The Group also repurchased its own shares to the value of R28 million (2007: R1 106 million).

Refer to the statements of changes in equity for further details regarding the Group's capital.

| | 2008 R million | 2007 R million |
|---|---|---|
| **33. COMMITMENTS** | | |
| Capital commitments | 888 | 704 |
| Uncompleted contracts for capital expenditure | 114 | 106 |
| Capital expenditure authorised but not yet contracted | 161 | 253 |
| Investment liabilities | 613 | 345 |
| Operating lease commitments | 130 | 122 |
| Due within one year | 39 | 37 |
| Due – two to five years | 81 | 79 |
| Due thereafter | 10 | 6 |
| | 1 018 | 826 |

Above-mentioned commitments will be financed by internal sources and borrowed funds.

**34. BORROWING POWERS**

There are no limitations on the borrowing powers of the Company and its subsidiaries in respect of loans and guaranteed debts.

| | 2008 R million | 2007 R million |
|---|---|---|
| **35. GUARANTEES AND CONTINGENT LIABILITIES** | | |
| **35.1 Guarantees** | | |
| Guarantees by subsidiary companies | 8 | 4 |
| **35.2 Contingent liabilities** | | |
| Legal actions pending | – | 4 |
| Contract grower guarantees* | 50 | 53 |
| Other | – | 19 |
| | 50 | 76 |

*\* Certain subsidiary companies have contingencies relating to certain contract grower arrangements. It is not anticipated that any material liabilities will arise from these contingencies.*

**36. RELATED PARTY INFORMATION**

**Subsidiaries**

Details of income from and investments in subsidiary companies are disclosed in note 27 and in Annexure A respectively.

**Associated companies and joint ventures**

Details of investments in and income from associated companies and joint ventures are disclosed in notes 6, 7 and 28 respectively, as well as in Annexures B and C.

**Key management personnel**

Only Remgro's directors are key management personnel. Information on directors' emoluments and their shareholding in the Company appears in notes 23 and 24 as well as in the Report of the Board of Directors.

**Shareholders**

Details of the principal shareholder appear in the Report of the Board of Directors. A detailed analysis of shareholders appears on pages 115 and 116 of the Annual Report.

**Other**

Certain contractually agreed upon, supporting and other services are rendered to VenFin Limited. Refer to note 26.

| Related party transactions | 2008 R million | 2007 R million |
|---|---|---|
| **Consolidated** | | |
| **Transactions of Remgro Limited and its subsidiary companies with:** | | |
| *Controlling shareholder* | | |
| Dividends paid | 164 | 277 |
| *Associates* | | |
| Interest received | 11 | 35 |
| Dividends received | 3 297 | 2 748 |
| Sales | 2 | 12 |
| Administration fees | 13 | 12 |
| Purchases | 113 | 200 |
| Interest paid | 1 | – |
| Other expenses | – | 1 |
| *Key management personnel* | | |
| Salaries and other benefits | 19 | 18 |
| Retirement benefits | 3 | 3 |
| Share-based payments | 8 | 7 |

|  | | 2008<br>R million | 2007<br>R million |
|---|---|---:|---:|
| **36.** | **RELATED PARTY INFORMATION** *(continued)* | | |
| | **Consolidated** *(continued)* | | |
| | **Transactions of Remgro Limited and its subsidiary companies with** *(continued)***:** | | |
| | *Other* | | |
| | Fees received from VenFin Limited | **17** | 21 |
| | **Balances due from/(to) related parties** | | |
| | Associated companies | **(11)** | (13) |
| | **The Company** | | |
| | **Transactions of Remgro Limited with:** | | |
| | *Subsidiary companies* | | |
| | Dividends received | **2 138** | 3 358 |
| | Administration fees received | **5** | 4 |
| | **Balances due by/(to) related parties** | | |
| | Subsidiary companies | **2 312** | 2 371 |

No security is given for any outstanding balances. No provisions for bad debts against outstanding balances with related parties have been made and no bad debt of related parties has been written off during the year.

# ANNEXURE A

## PRINCIPAL SUBSIDIARY COMPANIES AT 31 MARCH 2008

| NAME OF COMPANY<br>Incorporated in South Africa unless otherwise stated | | Issued capital R (unless otherwise stated) | Effective interest 2008 % | Effective interest 2007 % | HELD BY COMPANY Shares 2008 R | Shares 2007 R | Loan 2008 R million | Loan 2007 R million |
|---|---|---|---|---|---|---|---|---|
| **Tobacco interests** | | | | | | | | |
| Remgro International Holdings (Pty) Limited | | 2 | 100.0 | 100.0 | 2 | 2 | | |
| Remgro Investments Limited – Jersey | (GBP) | 1 315 000 | 100.0 | 100.0 | | | | |
| **Financial services** | | | | | | | | |
| Financial Securities Limited | | 250 000 | 100.0 | 100.0 | 250 000 | 250 000 | | |
| **Industrial interests** | | | | | | | | |
| Industrial Partnership Investments Limited | | 125 000 | 100.0 | 100.0 | 125 000 | 125 000 | | |
| IPI (Overseas) Limited – Jersey | # | 719 476 | 100.0 | – | | | | |
| Rainbow Chicken Limited | * | 1 157 092 000 | 74.0 | 61.4 | | | | |
| Remgro Investment Corporation (Pty) Limited | | 100 | 100.0 | 100.0 | 100 | 100 | | |
| Robertsons Holdings (Pty) Limited | | 1 000 | 100.0 | 100.0 | | | | |
| Tsb Sugar Holdings (Pty) Limited | | 100 | 100.0 | 100.0 | | | | |
| Wispeco Holdings Limited | | 5 000 000 | 100.0 | 100.0 | | | | |
| **Mining interests** | | | | | | | | |
| Partnership in Mining Limited | | 100 | 100.0 | 100.0 | 100 | 100 | | |
| Tegniese Mynbeleggings Limited | | 2 | 100.0 | 100.0 | | | | |
| **Corporate finance and other interests** | | | | | | | | |
| Eikenlust (Pty) Limited | | 100 | 100.0 | 100.0 | | | | |
| Entek Investments Limited | | 810 630 | 65.0 | 64.5 | | | | |
| Historical Homes of South Africa Limited | | 555 000 | 54.0 | 51.4 | | | | |
| M&I Group Services Limited | | 100 | 100.0 | 100.0 | | | 200 | 70 |
| Remgro Finance Corporation Limited | | 300 000 | 100.0 | 100.0 | | | | |
| Remgro International Investments (Pty) Limited | # | 100 | 100.0 | – | | | | |
| Remgro Loan Corporation Limited | | 700 | 100.0 | 100.0 | | | 2 110 | 2 296 |
| Remgro South Africa (Pty) Limited | | 48 614 | 100.0 | 100.0 | 96 506 | 96 506 | | |
| Stellenryck Trust Limited | | 700 | 100.0 | 100.0 | | | | |
| | | | | | | | 2 310 | 2 366 |

*(GBP) British pound*
** Listed company*
*# Newly incorporated*

Details of sundry subsidiary companies which are not material to the evaluation of the business of the Group, are not shown.

# ANNEXURE B

## PRINCIPAL INVESTMENTS AT 31 MARCH 2008

| NAME OF COMPANY | | LISTED | | | | UNLISTED | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | **2008** | | 2007 | | **2008** | | 2007 | |
| Incorporated in South Africa unless otherwise stated | | **Shares held** | **Effective interest %** | Shares held | Effective interest % | **Shares held** | **Effective interest %** | Shares held | Effective interest % |
| **Tobacco interests** | | | | | | | | | |
| R&R Holdings SA – Luxembourg | (1) | | | | | | | | |
| – ordinary shares | | | | | | **316 000** | **33.3** | 316 000 | 33.3 |
| – debentures | | | | | | **682 291** | **38.7** | 682 291 | 38.7 |
| – participating securities (2005) | | | | | | **19 281 686** | **100.0** | 19 281 686 | 100.0 |
| – participating securities (2006) | | | | | | **1** | **33.3** | 1 | 33.3 |
| – held by R&R Holdings SA: | | | | | | | | | |
| – BAT Plc – UK (30%) | (1) | | **10.6** | | 10.4 | | | | |
| **Financial services** | | | | | | | | | |
| RMB Holdings Limited | (2) | **302 279 403** | **25.0** | 280 946 517 | 23.7 | | | | |
| – held by RMB Holdings Limited: | | | | | | | | | |
| – FirstRand Limited (33%) | | | **8.2** | | 7.8 | | | | |
| FirstRand Limited | (2) | **481 142 375** | **9.3** | 481 142 375 | 9.3 | | | | |
| **Industrial interests** | | | | | | | | | |
| Air Products South Africa (Pty) Limited | (1) | | | | | **4 500 000** | **50.0** | 4 500 000 | 50.0 |
| Dorbyl Limited | (1) | **14 058 346** | **41.4** | 14 058 346 | 41.4 | | | | |
| Kagiso Trust Investments (Pty) Limited | *(2) | | | | | **10 344** | **41.8** | 10 344 | 41.8 |
| Medi-Clinic Corporation Limited | (1) | **257 346 286** | **45.9** | 171 128 418 | 47.6 | | | | |
| Nampak Limited | (1) | **78 096 694** | **13.3** | 78 096 694 | 13.4 | | | | |
| PGSI Limited – BVI | #*(3) | | | | | **11 153 362** | **28.5** | – | – |
| Unilever Bestfoods Robertsons (Holdings) Limited L.L.C. – USA | (4) | | | | | **–** | **–** | 8 200 | 41.0 |
| Unilever South Africa Holdings (Pty) Limited | (5) | | | | | **5 348 135** | **25.8** | – | – |
| Total South Africa (Pty) Limited | *(2) | | | | | **12 872 450** | **33.2** | 12 872 450 | 33.2 |
| Remgro-KWV Beleggings Limited | (2) | | | | | **50** | **50.0** | 50 | 50.0 |
| – held by Remgro-KWV Beleggings Limited: | | | | | | | | | |
| – Distell Group Limited (59%) | | | **29.4** | | 29.4 | | | | |
| **Mining interests** | | | | | | | | | |
| Impala Platinum Holdings Limited | ** | **26 687 288** | **4.4** | 26 687 288 | 4.2 | | | | |
| Trans Hex Group Limited | Δ (1) | **30 215 000** | **28.5** | 30 215 000 | 33.6 | | | | |
| **Other interests** | | | | | | | | | |
| Business Partners Limited | (1) | | | | | **36 204 249** | **21.1** | 35 766 919 | 21.3 |
| Xiocom Wireless, Inc. – USA | (6) | | | | | **11 250 000** | **44.4** | – | – |

Financial period accounted for:
*(1) Twelve months to 31 March 2008*
*(2) Twelve months to 31 December 2007*
*(3) For five months from date of purchase to 31 December 2007*
*(4) For six months from 1 April 2007 to date of restructuring of interest in Unilever*
*(5) For six months from restructuring of interest in Unilever to 31 March 2008*
*(6) For eight months from date of purchase to 31 March 2008*

* *Effective interest, on a fully diluted basis:*
*– Total South Africa (Pty) Limited 24.9%*
*– Kagiso Trust Investments (Pty) Limited 37.1%*
*– Business Partners Limited 20.2% (2007: 20.0%)*
*– PGSI Limited 24.5%*
** *Not an associated company*
\# *Interest acquired on 31 July 2007*
Δ *During March 2008 Trans Hex converted 16 000 000 compulsorily convertible debentures, issued during 2002, into ordinary shares in the ratio of 1:1. Remgro's share therefore diluted to 28.5%.*

BVI – British Virgin Islands
UK – United Kingdom
USA – United States of America

Details of investments which are not material to the evaluation of the business of the Group, are not shown.

| | RMB Holdings (Financial services) 2008 | FirstRand (Financial services) 2008 | Medi-Clinic (Industrial interests) 2008 | R&R (Tobacco interests) 2008 |
|---|---|---|---|---|
| Effective interest | 25.0% | 9.3% | 45.9% | 33⅓% |
| | R million | R million | R million | R million |
| Carrying value of investments | 5 493 | 5 085 | 4 091 | 19 229 |
| Share of retained equity income | | | | |
| – Current year | 715 | 676 | 1 150 | 1 866 |
| Normal income | 1 030 | 1 090 | 286 | 3 579 |
| Dividends | (433) | (611) | (97) | (1 893) |
| Non-recurring and capital items and impairments | 38 | 67 | – | (55) |
| Other changes in reserves and exchange rates | 80 | 130 | 961 | 235 |
| – Cumulative | 2 168 | 2 330 | 2 028 | 16 216 |

| Summarised financial information: | Per Interim Report 31/12/2007 | Per Interim Report 31/12/2007 | Per Annual Report 31/03/2008 | Per Annual Report 31/03/2008 |
|---|---|---|---|---|
| | | | | Note 1 |
| **BALANCE SHEET** | | | | |
| **Assets** | | | | |
| Net advances, loans and bank-related securities | 1 612 | 40 654 | – | – |
| Intangible assets | 22 | 4 409 | 6 079 | 129 915 |
| Property, plant and equipment and other | 110 | 3 788 | 30 972 | 38 117 |
| Investments and loans | 17 850 | 22 812 | 34 | 46 147 |
| Net current assets/(liabilities) | – | (14 352) | (3 812) | 13 016 |
| | 19 594 | 57 311 | 33 273 | 227 195 |
| **Equity and liabilities** | | | | |
| Shareholders' funds and long-term debt | 19 594 | 57 311 | 33 273 | 227 195 |

| | 12 months ended 31/12/2007 | 12 months ended 31/12/2007 | 12 months ended 31/03/2008 | 12 months ended 31/03/2008 |
|---|---|---|---|---|
| | | | | Note 2 |
| **INCOME STATEMENT** | | | | |
| Headline earnings | 4 332 | 11 695 | 607 | 9 874 |
| Net profit for the year | 4 491 | 12 429 | 609 | 9 719 |
| Dividends paid | 1 681 | 4 266 | 189 | 5 165 |

There are no loans to these associated companies.

Note 1: In the audited balance sheet of R&R, its interest in British American Tobacco Plc (BAT) is only shown as a single item representing the carrying value thereof as an equity accounted associated company. So as to disclose more meaningful information, BAT's abridged balance sheet is presented above instead. This balance sheet is at 31 December 2007 as BAT has not included a balance sheet in its quarterly report to 31 March 2008.

Note 2: Headline earnings and net profit for the year relate to the income statement of R&R which includes its share of the net profit of BAT.

Note 3: The investments above represent 78% of the total carrying value of associated companies.

| | RMB Holdings (Financial services) 2007 | FirstRand (Financial services) 2007 | Medi-Clinic (Industrial interests) 2007 | R&R (Tobacco interests) 2007 |
|---|---|---|---|---|
| Effective interest | 23.7% | 9.3% | 47.6% | 33⅓% |
| | R million | R million | R million | R million |
| Carrying value of investments | 4 054 | 4 539 | 987 | 17 047 |
| Share of retained equity income | | | | |
| – Current year | 403 | 552 | 197 | 4 015 |
| Normal income | 715 | 813 | 280 | 2 964 |
| Dividends | (345) | (354) | (91) | (1 405) |
| Non-recurring and capital items and impairments | 86 | 101 | – | (190) |
| Other changes in reserves and exchange rates | (53) | (8) | 8 | 2 646 |
| – Cumulative | 1 453 | 1 654 | 878 | 14 350 |

| Summarised financial information: | Per Interim Report 31/12/2006 | Per Interim Report 31/12/2006 | Per Annual Report 31/03/2007 | Per Annual Report 31/03/2007 |
|---|---|---|---|---|
| | | | | *Note 1* |
| **BALANCE SHEET** | | | | |
| **Assets** | | | | |
| Net advances, loans and bank-related securities | 1 257 | 50 804 | – | – |
| Intangible assets | 10 | 4 261 | 419 | 107 242 |
| Property, plant and equipment and other | 100 | 941 | 3 124 | 31 659 |
| Investments and loans | 13 703 | 17 894 | 46 | 38 760 |
| Net current assets/(liabilities) | – | (21 875) | 356 | 13 456 |
| | 15 070 | 52 025 | 3 945 | 191 117 |
| **Equity and liabilities** | | | | |
| Shareholders' funds and long-term debt | 15 070 | 52 025 | 3 945 | 191 117 |

| | 12 months ended 31/12/2006 | 12 months ended 31/12/2006 | 12 months ended 31/03/2007 | 12 months ended 31/03/2007 |
|---|---|---|---|---|
| | | | | *Note 2* |
| **INCOME STATEMENT** | | | | |
| Headline earnings | 3 155 | 9 048 | 581 | 8 190 |
| Net profit for the year | 3 524 | 10 126 | 582 | 7 653 |
| Dividends paid | 1 347 | 3 267 | 178 | 3 964 |

There are no loans to these associated companies.

Note 1: In the audited balance sheet of R&R, its interest in British American Tobacco Plc (BAT) is only shown as a single item representing the carrying value thereof as an equity accounted associated company. So as to disclose more meaningful information, BAT's abridged balance sheet is presented above instead. This balance sheet is at 31 December 2006 as BAT has not included a balance sheet in its quarterly report to 31 March 2007.

Note 2: Headline earnings and net profit for the year relate to the income statement of R&R which includes its share of the net profit of BAT.

Note 3: The investments above represent 81% of the total carrying value of associated companies.

| R million | Tobacco interests | Financial services | Industrial interests | Mining interests | Corporate finance and other interests | CONSOLIDATED 2008 Total |
|---|---|---|---|---|---|---|
| **BUSINESS SEGMENT ANALYSIS** | | | | | | |
| **Sales** | – | – | 9 447 | – | – | 9 447 |
| Results | | | | | | |
| Subsidiary companies | 167 | 2 | 1 170 | 267 | 15 | 1 621 |
| Associated companies and joint ventures | 3 525 | 2 226 | 1 458 | (6) | 7 | 7 210 |
| | | | | | | 8 831 |
| Finance costs | | | | | | (43) |
| Profit on sale of investments and negative goodwill | | | | | | 1 684 |
| Profit before tax | | | | | | 10 472 |
| Taxation | | | | | | (419) |
| **Net profit** | | | | | | 10 053 |
| **Attributable to:** | | | | | | |
| Equity holders | | | | | | 9 893 |
| Minority interests | | | | | | 160 |
| | | | | | | 10 053 |
| **Headline earnings** | 3 579 | 2 120 | 1 895 | 264 | 133 | 7 991 |
| **OTHER INFORMATION** | | | | | | |
| Segment assets | 2 660 | – | 6 481 | 8 353 | 1 010 | 18 504 |
| Investments in associated companies | 19 229 | 10 579 | 12 758 | 283 | 326 | 43 175 |
| Investments in joint ventures | 2 | – | 24 | – | 38 | 64 |
| | | | | | | 61 743 |
| Taxation – Deferred | | | | | | 4 |
| – Current | | | | | | 80 |
| **Consolidated total assets** | | | | | | 61 827 |
| Segment liabilities | 2 | – | 2 368 | – | 115 | 2 485 |
| Taxation – Deferred | | | | | | 1 454 |
| – Current | | | | | | 13 |
| **Consolidated total liabilities** | | | | | | 3 952 |
| Additions to property, plant and equipment and intangible assets | – | – | 454 | – | 10 | 464 |
| Depreciation and amortisation | – | – | 256 | – | 7 | 263 |
| Net recovering of impairment | – | (4) | (15) | – | – | (19) |

The interests of the Group have been classified into five main operating divisions/business segments – tobacco interests, financial services, industrial interests, mining interests and corporate finance/other interests. Each segment represents the main business sector of the investments classified thereunder. No adjustment has been made where companies are mainly active in one sector but have also interests in other sectors.

Income and expenses, as well as the attributable portion of the income from associated companies and joint ventures, are directly attributable to the segment.

Segment assets mainly include cash and cash equivalents, debtors and short-term loans, inventories, property, plant and equipment, intangible assets and other investments. Investments in associated companies and joint ventures, accounted for on the equity method, are stated separately.

Segment liabilities include all operating liabilities, except for taxation.

GEOGRAPHICAL SEGMENTAL ANALYSIS

The Group's interests can be divided into two main geographical areas, namely South Africa and abroad.

| R million | Capital expenditure 2008 | Sales 2008 | Headline earnings 2008 | Total assets 2008 |
|---|---|---|---|---|
| South Africa | 464 | 9 447 | 4 293 | 39 852 |
| Abroad | – | – | 3 698 | 21 891 |
| | 464 | 9 447 | 7 991 | 61 743 |

Total assets include assets and investments in associated companies and joint ventures, but exclude deferred tax assets and taxation paid in advance.

# ANNEXURE D

## INFORMATION ON BUSINESS AND GEOGRAPHICAL SEGMENTS FOR THE YEAR ENDED 31 MARCH 2007

| *R million* | Tobacco interests | Financial services | Industrial interests | Mining interests | Corporate finance and other interests | CONSOLIDATED 2007 Total |
|---|---|---|---|---|---|---|
| **BUSINESS SEGMENT ANALYSIS** | | | | | | |
| **Sales** | – | – | 7 872 | – | – | 7 872 |
| Results | | | | | | |
| Subsidiary companies | 218 | 1 | 967 | 147 | 171 | 1 504 |
| Associated companies | 2 774 | 1 716 | 1 499 | 14 | – | 6 003 |
| | | | | | | 7 507 |
| Finance costs | | | | | | (28) |
| Profit on sale of investments and negative goodwill | | | | | | 51 |
| Profit before tax | | | | | | 7 530 |
| Taxation | | | | | | (403) |
| **Net profit** | | | | | | 7 127 |
| **Attributable to:** | | | | | | |
| Equity holders | | | | | | 6 942 |
| Minority interests | | | | | | 185 |
| | | | | | | 7 127 |
| **Headline earnings** | 2 964 | 1 568 | 1 924 | 155 | 281 | 6 892 |
| **OTHER INFORMATION** | | | | | | |
| Segment assets | 3 139 | – | 5 840 | 6 085 | 1 616 | 16 680 |
| Investments in associated companies | 17 047 | 8 593 | 6 782 | 316 | 295 | 33 033 |
| Investments in joint ventures | – | – | 8 | – | – | 8 |
| | | | | | | 49 721 |
| Taxation – Deferred | | | | | | 124 |
| – Current | | | | | | 14 |
| **Consolidated total assets** | | | | | | 49 859 |
| Segment liabilities | 3 | – | 1 980 | – | 140 | 2 123 |
| Taxation – Deferred | | | | | | 1 205 |
| – Current | | | | | | 104 |
| **Consolidated total liabilities** | | | | | | 3 432 |
| Additions to property, plant and equipment and intangible assets | – | – | 474 | – | 65 | 539 |
| Depreciation and amortisation | – | – | 229 | – | 8 | 237 |

The interests of the Group have been classified into five main operating divisions/business segments – tobacco interests, financial services, industrial interests, mining interests and corporate finance/other interests. Each segment represents the main business sector of the investments classified thereunder. No adjustment has been made where companies are mainly active in one sector but have also interests in other sectors.

Income and expenses, as well as the attributable portion of the income from associated companies, are directly attributable to the segment.

Segment assets mainly include cash and cash equivalents, debtors and short-term loans, inventories, property, plant and equipment, intangible assets and other investments. Investments in associated companies, accounted for on the equity method, are stated separately.

Segment liabilities include all operating liabilities, except for taxation.

### GEOGRAPHICAL SEGMENTAL ANALYSIS

The Group's interests can be divided into two main geographical areas, namely South Africa and abroad.

| *R million* | Capital expenditure 2007 | Sales 2007 | Headline earnings 2007 | Total assets 2007 |
|---|---|---|---|---|
| South Africa | 539 | 7 872 | 3 834 | 29 535 |
| Abroad | – | – | 3 058 | 20 186 |
| | 539 | 7 872 | 6 892 | 49 721 |

Total assets include assets and investments in associated companies, but exclude deferred tax assets and taxation paid in advance.

# COMPANY INFORMATION

**SECRETARY**
M Lubbe (Mrs)

**BUSINESS ADDRESS AND REGISTERED OFFICE**
Carpe Diem Office Park
Quantum Street
Techno Park
Stellenbosch
7600

PO Box 456
Stellenbosch
7599

**TRANSFER SECRETARIES**
Computershare Investor Services (Pty) Limited
70 Marshall Street
Johannesburg
2001

PO Box 61051
Marshalltown
2107

**AUDITORS**
PricewaterhouseCoopers Inc.
Cape Town

**LISTING**
JSE Limited
*Sector:* Industrials – Diversified Industrials

**AMERICAN DEPOSITARY RECEIPT (ADR) PROGRAM**
Cusip number 75956M107
ADR to ordinary share 1:1

*Depositary:*
The Bank of New York
101 Barclay Street
New York, NY 10286

**SPONSOR**
Rand Merchant Bank
(A division of FirstRand Bank Limited)

**WEBSITE**
**www.remgro.com**

# SHAREHOLDERS' INFORMATION

## DATES OF IMPORTANCE TO SHAREHOLDERS

| | |
|---|---:|
| Financial year-end | 31 March |
| Annual general meeting | Thursday, 21 August 2008 |
| **Financial reports** | |
| Announcement of interim results | November |
| Interim report | December |
| Announcement of annual results | June |
| Annual financial statements | July |
| **Dividends** | |
| Interim dividend | |
| – declared | November |
| – paid | January |
| Final dividend | |
| – declared | June |
| – paid | August |
| **Final dividend number 16** | |
| Ordinary dividend per share | 330 cents |
| Last day to trade in order to participate in the final dividend | Friday, 8 August 2008 |
| Trading on or after this date will be ex the final dividend | Monday, 11 August 2008 |
| Record date | Friday, 15 August 2008 |
| Payment date | Monday, 18 August 2008 |

| | **2008**<br>% | **2008**<br>Number of<br>shares | 2007<br>% | 2007<br>Number of<br>shares |
|---|---|---|---|---|
| **MAJOR BENEFICIAL SHAREHOLDERS** | | | | |
| **Ordinary shares** | | | | |
| Public Investment Commissioner | 14.22 | 63 829 870 | 15.68 | 70 376 263 |
| Old Mutual Life Assurance Company SA | 5.35 | 24 044 096 | 5.47 | 24 558 168 |
| Other | 80.43 | 361 129 640 | 78.85 | 353 867 776 |
| | 100.00 | 449 003 606 | 100.00 | 448 802 207 |
| **B ordinary shares** | | | | |
| Rembrandt Trust (Pty) Limited | 100.00 | 35 506 352 | 100.00 | 35 506 352 |
| **Total** | | 484 509 958 | | 484 308 559 |

No other shareholder held a beneficial interest of more than 5% in the ordinary shares in your Company on 31 March.

| | **2008** | 2007 | 2006 | 2005 |
|---|---|---|---|---|
| **DISTRIBUTION OF SHAREHOLDERS** | | | | |
| **Ordinary shares** | | | | |
| *Public shareholders* | 41 832 | 28 728 | 30 929 | 27 321 |
| Percentage of shareholders | 99.94 | 99.90 | 99.92 | 99.91 |
| Number of shares | 433 151 212 | 432 253 223 | 440 740 885 | 448 808 224 |
| Percentage of shares issued | 96.47 | 96.31 | 98.20 | 92.25 |
| *Non-public shareholders* | | | | |
| Directors and their associates/Share Trust/Treasury shares | 27 | 29 | 26 | 24 |
| Percentage of shareholders | 0.06 | 0.10 | 0.08 | 0.09 |
| Number of shares | 15 852 394 | 16 548 984 | 8 061 322 | 37 685 426 |
| Percentage of shares issued | 3.53 | 3.69 | 1.80 | 7.75 |
| *Number of shareholders* | 41 859 | 28 757 | 30 955 | 27 345 |

|  | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|
| **NUMBER OF SHARES IN ISSUE** |  |  |  |  |
| – Ordinary shares of 1 cent each | 449 003 606 | 448 802 207 | 448 802 207 | 486 493 650 |
| Issued at 1 April | 448 802 207 | 448 802 207 | 486 493 650 | 486 493 650 |
| Issued during the year | 201 399 | – | – | – |
| Cancelled during the year | – | – | (37 691 443) | – |
| – Unlisted B ordinary shares of 10 cents each | 35 506 352 | 35 506 352 | 35 506 352 | 35 506 352 |
| Total number of shares in issue | 484 509 958 | 484 308 559 | 484 308 559 | 522 000 002 |
| **Number of shares held in treasury** | (11 972 555) | (11 948 372) | (4 473 004) | (34 903 000) |
| Ordinary shares repurchased and held in treasury | (8 554 019) | (8 554 019) | (1 379 635) | (30 521 841) |
| Ordinary shares purchased by The Remgro Share Trust and accounted for as treasury shares | (3 418 536) | (3 394 353) | (3 093 369) | (4 381 159) |
|  | 472 537 403 | 472 360 187 | 479 835 555 | 487 097 002 |
| **Weighted number of shares** | 472 052 993 | 474 123 689 | 483 154 691 | 497 292 403 |

ADDITIONAL INFORMATION (2008)

### Institutional and private shareholding in Remgro Limited ordinary shares



Private 14%
Institutional 86%

### Overseas and local shareholding in Remgro Limited ordinary shares



Overseas 11%
South Africa 89%

ADDITIONAL INFORMATION (2007)

### Institutional and private shareholding in Remgro Limited ordinary shares



Private 17%
Institutional 83%

### Overseas and local shareholding in Remgro Limited ordinary shares



Overseas 13%
South Africa 87%

**Interests of the directors in the issued capital of the Company**
**Ordinary shares**

| Directors | Direct beneficial | Indirect beneficial | Associates | Total |
|---|---|---|---|---|
| **31 March 2008** | | | | |
| P E Beyers | 70 024 | 13 000 | – | 83 024 |
| W E Bührmann | 223 256 | – | – | 223 256 |
| G D de Jager | 57 740 | 108 300 | – | 166 040 |
| J W Dreyer | – | – | 2 600 | 2 600 |
| D M Falck | 200 | 18 133 | – | 18 333 |
| P K Harris | – | 169 118 | – | 169 118 |
| E de la H Hertzog | 228 245 | 1 671 903 | 129 984 | 2 030 132 |
| J Malherbe | 26 826 | 222 511 | 22 500 | 271 837 |
| J A Preller | 75 069 | – | – | 75 069 |
| F Robertson | – | 5 000 | – | 5 000 |
| J P Rupert | – | – | 2 600 | 2 600 |
| T van Wyk | 117 585 | – | 100 | 117 685 |
| M H Visser | – | 715 145 | – | 715 145 |
| | **798 945** | **2 923 110** | **157 784** | **3 879 839** |
| **31 March 2007** | | | | |
| P E Beyers | 70 024 | 13 000 | – | 83 024 |
| W E Bührmann | 223 256 | – | – | 223 256 |
| G D de Jager | 38 740 | 108 300 | – | 147 040 |
| J W Dreyer | – | – | 2 600 | 2 600 |
| D M Falck | 200 | 18 133 | – | 18 333 |
| P K Harris | – | 169 118 | – | 169 118 |
| E de la H Hertzog | 228 245 | 1 671 903 | 129 984 | 2 030 132 |
| J Malherbe | 26 826 | 222 511 | 22 500 | 271 837 |
| J A Preller | 75 069 | – | – | 75 069 |
| F Robertson | – | 5 000 | – | 5 000 |
| J P Rupert | – | – | 2 600 | 2 600 |
| T van Wyk | 117 585 | – | 100 | 117 685 |
| M H Visser | – | 715 145 | – | 715 145 |
| | 779 945 | 2 923 110 | 157 784 | 3 860 839 |

**B ordinary shares**
Mr J P Rupert is a director of Rembrandt Trust (Pty) Limited which owns all the issued unlisted B ordinary shares.

Since the end of the financial year to the date of this report the interests of directors remained unchanged.

The 2008 Annual General Meeting of the Company will be held on Thursday, 21 August 2008, at 15:30 in Magnifica 2 & 3, Protea Hotel Stellenbosch, Techno Avenue, Techno Park, Stellenbosch, 7600, to, if approved, pass the following ordinary and special resolutions with or without modification:

## 1. APPROVAL OF ANNUAL FINANCIAL STATEMENTS

**Ordinary Resolution Number 1**

**Resolved that** the audited annual financial statements of the Company and the Group for the year ended 31 March 2008 be accepted and approved.

## 2. APPROVAL OF DIRECTORS' REMUNERATION

**Ordinary Resolution Number 2**

**Resolved that** directors' fees for services rendered as directors for the past financial year ended 31 March 2008 as well as the following financial year ending 31 March 2009 be determined on the following basis:

| Type of fee | Fee for the past financial year 31 March 2008 R | Fee for the following financial year 31 March 2009 R |
| --- | --- | --- |
| Board Member | 150 000 | 160 000 |
| Chairman of the Audit and Risk Committee | 100 000 | 108 000 |
| Member of the Audit and Risk Committee | 50 000 | 54 000 |
| Member of the Remuneration and Nomination Committee | 25 000 | 27 000 |

## 3. ELECTION OF DIRECTOR

**Ordinary Resolution Number 3**

**Resolved that** Mr G D de Jager who retires in terms of article 31.1.1 of the Company's Articles of Association and who has offered himself for re-election, be re-elected as a director of the Company.

## 4. ELECTION OF DIRECTOR

**Ordinary Resolution Number 4**

**Resolved that** Mr J W Dreyer who retires in terms of article 31.1.1 of the Company's Articles of Association and who has offered himself for re-election, be re-elected as a director of the Company.

## 5. ELECTION OF DIRECTOR

**Ordinary Resolution Number 5**

**Resolved that** Dr E de la H Hertzog who retires in terms of article 31.1.1 of the Company's Articles of Association and who has offered himself for re-election, be re-elected as a director of the Company.

## 6. ELECTION OF DIRECTOR

**Ordinary Resolution Number 6**

**Resolved that** Mrs J A Preller who retires in terms of article 31.1.1 of the Company's Articles of Association and who has offered herself for re-election, be re-elected as a director of the Company.

## 7. ELECTION OF DIRECTOR

**Ordinary Resolution Number 7**

**Resolved that** Mr F Robertson who retires in terms of article 31.1.1 of the Company's Articles of Association and who has offered himself for re-election, be re-elected as a director of the Company.

8. **ELECTION OF DIRECTOR**

**Ordinary Resolution Number 8**

**Resolved that** Mr T van Wyk who retires in terms of article 31.1.1 of the Company's Articles of Association and who has offered himself for re-election, be re-elected as a director of the Company.

9. **ELECTION OF DIRECTOR**

**Ordinary Resolution Number 9**

**Resolved that** Mr L Crouse who retires in terms of article 31.4.1.1 of the Company's Articles of Association and who has offered himself for re-election, be re-elected as a director of the Company.

Biographical details of all directors of the Company are set out on pages 10 and 11 of the Annual Report.

10. **AUTHORITY TO REPURCHASE SHARES**

**Special Resolution Number 1**

**Resolved that** the Board of Directors of the Company be hereby authorised, by way of a renewable general authority, to approve the purchase of its own shares by the Company, or to approve the purchase of ordinary shares in the Company by any subsidiary of the Company, provided that:

- this general authority shall be valid until the Company's next annual general meeting or for 15 months from the date of this resolution, whichever period is shorter;
- the ordinary shares be purchased through the order book of the JSE trading system and done without any prior understanding or arrangement between the Company and/or the relevant subsidiary and the counterparty, provided that if the Company purchases its own shares from any wholly owned subsidiary of the Company for the purposes of cancelling such treasury shares pursuant to this general authority, the above provisions will not be applicable to such purchase transaction;
- an announcement complying with paragraph 11.27 of the Listings Requirements of the JSE ("Listings Requirements") be published by the Company (i) when the Company and/or its subsidiaries cumulatively repurchased 3% of the ordinary shares in issue as at the time when the general authority was given ("the initial number") and (ii) for each 3% in the aggregate of the initial number of the ordinary shares acquired thereafter by the Company and/or its subsidiaries;
- the repurchase by the Company of its own ordinary shares shall not in the aggregate in any one financial year exceed 20% of the Company's issued share capital of that class, provided that the acquisition of ordinary shares as treasury stock by a subsidiary of the Company shall not exceed 10% in the aggregate of the number of issued shares of the Company;
- repurchases must not be made at a price more than 10% above the weighted average of the market value of the ordinary shares for the five business days immediately preceding the date on which the transaction is effected;
- at any point in time the Company may only appoint one agent to effect any repurchase on the Company's behalf or on behalf of any subsidiary of the Company;
- the Company will after a repurchase of shares still comply with the provisions of the Listings Requirements regarding shareholder spread;
- subject to the exceptions contained in the Listings Requirements, the Company and the Group will not repurchase ordinary shares during a prohibited period (as defined in the Listings Requirements) unless they have in place a repurchase programme where the dates and quantities of securities to be traded during the relevant period are fixed (not subject to any variation) and full details of the programme have been disclosed in an announcement over SENS prior to the commencement of the prohibited period; and
- such repurchases will be subject to the provisions of the Companies Act (No. 61 of 1973), as amended ("Companies Act"), the Company's Articles of Association and the Listings Requirements.

It is the intention of the Board of Directors to use this general authority should prevailing circumstances (including the tax dispensation and market conditions) warrant it in their opinion.

The Company's directors undertake that they will not implement any such repurchases while this general authority is valid, unless:

* the Company and the Group will be able, in the ordinary course of business, to pay its debts for a period of 12 months after the date of the notice of the annual general meeting at which this resolution is proposed ("the annual general meeting");
* the assets of the Company and the Group will exceed the liabilities for a period of 12 months after the date of the notice of the annual general meeting. For this purpose, the assets and liabilities will be recognised and measured in accordance with the accounting policies used in the Company's latest audited annual group financial statements;
* the Company and the Group will have adequate share capital and reserves for ordinary business purposes for a period of 12 months after the date of the notice of the annual general meeting;
* the working capital of the Company and the Group will be adequate for ordinary business purposes for a period of 12 months after the date of the notice of the annual general meeting; and
* upon entering the market to proceed with the repurchase, the Company's sponsor has confirmed the adequacy of the Company's working capital for the purposes of undertaking a repurchase of shares in writing to the JSE.

**Reason for and effect of Special Resolution Number 1**

The reason for and the effect of the special resolution is to grant the Company's directors a general authority to approve the Company's repurchase of its own shares and to permit a subsidiary of the Company to purchase shares in the Company.

For the purposes of considering Special Resolution Number 1 and in compliance with paragraph 11.26 of the Listings Requirements, the information listed below has been included in the Annual Report, in which this notice of annual general meeting is included, at the places indicated:

* Directors and management (pages 10 and 11);
* Major shareholders (page 115);
* No material changes;
* Directors' interests in securities (page 117);
* Share capital of the Company (pages 90 and 115);
* The directors, whose names are set out on pages 10 and 11 of this report, collectively and individually accept full responsibility for the accuracy of the information contained in this Special Resolution Number 1 and certify, to the best of their knowledge and belief, that there are no other facts, the omission of which would make any statement false or misleading and that they have made all reasonable queries in this regard and that this resolution contains all information required by law and the Listings Requirements;
* There are no legal or arbitration proceedings (including any such proceedings that are pending or threatened of which the Company is aware), which may have or have had a material effect on the Company's financial position over the last 12-month period.

## 11. AUTHORITY TO ENTER INTO DERIVATIVE TRANSACTIONS

**Special Resolution Number 2**

**Resolved that,** subject to the passing of Special Resolution Number 1, the Board of Directors of the Company be authorised, by way of a general renewable authority, to enter into derivative transactions which will or may lead to the Company being required to purchase its own shares, subject to the provisions of the Companies Act and the limitations contained in paragraph 5.84(a) of the Listings Requirements.

**Reason for and effect of Special Resolution Number 2**

The reason for and the effect of the special resolution is to grant the Company's directors a general authority to, subject to the provisions of the Companies Act and the Listings Requirements, enter into derivative transactions which will or may lead to the Company being required to purchase its own shares.

**And to transact any other business that may be transacted at an annual general meeting.**

Members who have not dematerialised their shares or who have dematerialised their shares with "own name" registration are entitled to attend and vote at the meeting and are entitled to appoint a proxy or proxies (for which purpose a form of proxy is attached hereto) to attend, speak and vote in their stead. The person so appointed as proxy need not be a member of the Company. Proxy forms must be lodged with the transfer secretaries of the Company, Computershare Investor Services (Pty) Limited, 70 Marshall Street, Johannesburg, 2001, South Africa, or posted to the transfer secretaries at PO Box 61051, Marshalltown, 2107, South Africa, to be received by them not later than Tuesday, 19 August 2008, at 15:30 (South African time).

Proxy forms must only be completed by members who have not dematerialised their shares or who have dematerialised their shares with "own name" registration.

On a show of hands, every member of the Company present in person or represented by proxy shall have one vote only. On a poll, every member shall be entitled to that proportion of the total votes in the Company which the aggregate amount of the nominal value of the shares held by such member bears to the aggregate amount of the nominal value of all the shares issued by the Company.

Members who have dematerialised their shares, other than those members who have dematerialised their shares with "own name" registration, should contact their Central Securities Depository Participant ("CSDP") or broker in the manner and time stipulated in their agreement:

+ to furnish them with their voting instructions; or
+ in the event that they wish to attend the meeting, to obtain the necessary authority to do so.

By order of the Board of Directors.

**M Lubbe**
*Secretary*

Stellenbosch
18 June 2008

# EXPLANATORY NOTES TO
# THE NOTICE TO SHAREHOLDERS

## ORDINARY RESOLUTIONS

### Ordinary Resolution Number 1

**Approval of annual financial statements**

In terms of the Companies Act (No. 61 of 1973), as amended ("the Companies Act"), the directors are obliged to present the Company's annual financial statements and Group annual financial statements to the members of the Company at the annual general meeting for consideration.

### Ordinary Resolution Number 2

**Approval of directors' remuneration**

In terms of the Company's Articles of Association, the remuneration payable to the directors must be determined at the Company's annual general meeting.

### Ordinary Resolutions Numbers 3–9

**Election of directors**

In terms of the Company's Articles of Association, one-third of the directors, or if their number is not a multiple of three, then the number nearest to but not less than one-third are required to retire at each annual general meeting. A person appointed by the directors shall retire at the following annual general meeting and shall not form part of the one-third of directors who are required to retire by rotation. Directors may offer themselves for re-election. Biographical details of all the directors of the Company are set out on pages 10 and 11 of the Annual Report.

## SPECIAL RESOLUTIONS

### Special Resolution Number 1

**Authority to repurchase shares**

The annual renewal of this authority is required in terms of the Companies Act and the Listings Requirements of the JSE ("the Listings Requirements"). The existing authority to the directors is due to expire at the forthcoming annual general meeting, unless renewed.

### Special Resolution Number 2

**Authority to enter into derivative transactions**

The general authority is given to the directors to enable them, subject to the provisions of the Companies Act and the Listings Requirements, to enter into derivative transactions, which may or will lead to the Company being required to purchase its own shares.

# Remgro Limited

(Incorporated in the Republic of South Africa)
(Registration number 1968/006415/06)
(Share code: REM   ISIN: ZAE000026480)
("the Company")

## FORM OF PROXY

**THIS FORM OF PROXY IS ONLY FOR USE BY:**

1. REGISTERED MEMBERS WHO HAVE NOT YET DEMATERIALISED THEIR REMGRO LIMITED ORDINARY SHARES; AND

2. REGISTERED MEMBERS WHO HAVE ALREADY DEMATERIALISED THEIR REMGRO LIMITED ORDINARY SHARES AND ARE REGISTERED IN THEIR OWN NAMES IN THE COMPANY'S SUBREGISTER *

**\* See explanatory note 3 overleaf.**

For completion by the aforesaid registered members who hold ordinary shares of the Company ("member") and who are unable to attend the 2008 Annual General Meeting of the Company to be held on Thursday, 21 August 2008, at 15:30 in Magnifica 2 & 3, Protea Hotel Stellenbosch, Techno Avenue, Techno Park, Stellenbosch, 7600 ("the annual general meeting").

I/We _____

being the holder/s of _____ ordinary shares in the Company, hereby appoint (see instruction 1 overleaf)

1. _____ or, failing him/her,

2. _____ or, failing him/her,

3. the chairman of the annual general meeting, as my/our proxy to attend, speak and vote for me/us and on my/our behalf or to abstain from voting at the annual general meeting of the Company and at any adjournment thereof, as follows (see note 2 and instruction 2 overleaf):

| | Insert an "X" or the number of votes exercisable (one vote per ordinary share) | | |
|---|---|---|---|
| **Ordinary resolutions** | In favour of | Against | Abstain |
| 1.  Approval of annual financial statements | | | |
| 2.  Approval of directors' remuneration | | | |
| 3.  Election of director – Mr G D de Jager | | | |
| 4.  Election of director – Mr J W Dreyer | | | |
| 5.  Election of director – Dr E de la H Hertzog | | | |
| 6.  Election of director – Mrs J A Preller | | | |
| 7.  Election of director – Mr F Robertson | | | |
| 8.  Election of director – Mr T van Wyk | | | |
| 9.  Election of director – Mr L Crouse | | | |
| **Special resolutions** | | | |
| 10. Authority to repurchase shares | | | |
| 11. Authority to enter into derivative transactions | | | |

Signed at _____ on _____ 2008

Signature/s _____

Assisted by _____
(where applicable)

**Please read the notes and instructions overleaf.**

## NOTES

1. A member entitled to attend and vote at the annual general meeting is entitled to appoint one or more proxies to attend, speak and vote in his/her stead. A proxy need not be a registered member of the Company.

2. Every member present in person or by proxy and entitled to vote at the annual general meeting of the Company shall, on a show of hands, have one vote only, irrespective of the number of shares such member holds. In the event of a poll, every member shall be entitled to that proportion of the total votes in the Company which the aggregate amount of the nominal value of the shares held by such member bears to the aggregate amount of the nominal value of all the shares issued by the Company.

3. Members registered in their own name are members who elected not to participate in the Issuer-Sponsored Nominee Programme and who appointed Computershare Limited as their Central Securities Depository Participant ("CSDP") with the express instruction that their uncertificated shares are to be registered in the electronic subregister of members **in their own names**.

## INSTRUCTIONS ON SIGNING AND LODGING THE FORM OF PROXY

1. A member may insert the name of a proxy or the names of two alternative proxies of the member's choice in the space/s provided overleaf, with or without deleting "the chairman of the annual general meeting", but any such deletion must be initialled by the member. Should this space/s be left blank, the proxy will be exercised by the chairman of the annual general meeting. The person whose name appears first on the form of proxy and who is present at the annual general meeting will be entitled to act as proxy to the exclusion of those whose names follow.

2. A member's voting instructions to the proxy must be indicated by the insertion of an "X", or the number of votes exercisable by that member, in the appropriate spaces provided overleaf. Failure to do so will be deemed to authorise the proxy to vote or to abstain from voting at the annual general meeting as he/she thinks fit in respect of all the member's exercisable votes. A member or his/her proxy is not obliged to use all the votes exercisable by him/her or by his/her proxy, but the total number of votes cast, or those in respect of which abstention is recorded, may not exceed the total number of votes exercisable by the member or by his/her proxy.

3. A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the transfer secretaries.

4. To be valid, the completed forms of proxy must be lodged with the transfer secretaries of the Company, Computershare Investor Services (Pty) Limited at 70 Marshall Street, Johannesburg, 2001, South Africa, or posted to the transfer secretaries at PO Box 61051, Marshalltown, 2107, South Africa, to be received by them not later than Tuesday, 19 August 2008, at 15:30 (South African time).

5. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the transfer secretaries or waived by the chairman of the annual general meeting.

6. The completion and lodging of this form of proxy will not preclude the relevant member from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such member wish to do so.

7. The completion of any blank spaces overleaf need not be initialled. Any alterations or corrections to this form of proxy must be initialled by the signatory/ies.

8. The chairman of the annual general meeting may accept any form of proxy which is completed other than in accordance with these instructions provided that he is satisfied as to the manner in which a member wishes to vote.

# Remgro
## Limited

2009

ANNUAL REPORT

www.remgro.com

# CONTENTS

# Remgro
## Limited

REMGRO invests in businesses that can deliver superior earnings and dividend growth over the long term. This involves the acquisition of meaningful interests in companies that have sound management and have the ability to generate strong cash returns and growth. Remgro forges strategic alliances on a partnership basis and endeavours to add value where possible. The purpose is to ensure excellent returns to shareholders by way of dividend and capital growth.

REMGRO LIMITED *is a South African investment holding company established with effect from 1 April 2000, after the restructuring of the former Rembrandt Group Limited. 2009 was another watershed year with the successful unbundling of the Group's tobacco interests to shareholders as a dividend in specie.*

*The Group's interests now consist mainly of investments in banking and financial services, printing and packaging, motor components, glass products, medical services, mining, petroleum products, food, wine and spirits and various other trade mark products.*

*The Company's activities are concentrated mainly on the management of investments and the provision of support rather than on being involved in the day-to-day management of business units of investees.*

*Subsidiaries not wholly owned are mainly listed companies with independent boards of directors on which this Company has non-executive representation. Non-subsidiary investments comprise both listed and unlisted companies not controlled by this Company and which are mostly associated companies due to significant influence and Board representation.*

# GROUP STRUCTURE

## REMGRO LIMITED

### ASSOCIATED COMPANIES AND OTHER

#### FINANCIAL SERVICES

| | |
|---|---|
| • RMB Holdings | 25.0% |
| • FirstRand | 9.2% |

#### INDUSTRIAL INTERESTS

| | |
|---|---|
| • Air Products South Africa | 50.0% |
| • Distell | 29.2% |
| • Dorbyl | 41.4% |
| • Kagiso Trust Investments | 42.5% |
| • Medi-Clinic | 45.9% |
| • Nampak | 13.3% |
| • PGSI | 29.1% |
| • Total South Africa | 24.9% |
| • Unilever South Africa Holdings | 25.8% |

#### MINING INTERESTS

| | |
|---|---|
| • Trans Hex | 28.5% |
| • Implats | 4.4% |

#### OTHER INTERESTS

| | |
|---|---|
| • Business Partners | 21.5% |
| • Xiocom | 44.4% |

### SUBSIDIARY COMPANIES

#### INDUSTRIAL INTERESTS

| | |
|---|---|
| • Tsb Sugar | 100.0% |
| • Wispeco | 100.0% |
| • Rainbow | 73.7% |

#### CORPORATE AND OTHER INTERESTS

| | |
|---|---|
| • Remgro Finance Corporation | 100.0% |
| • M&I Group Services | 100.0% |
| • Remgro International – Jersey | 100.0% |

*Percentages represent the direct interests held.*
*Annexures A and B provide further information of subsidiary companies and investments.*

## INFORMATION ON THE COMPANIES IN WHICH INVESTMENTS ARE HELD

### ASSOCIATED COMPANIES AND OTHER

#### FINANCIAL SERVICES



**EFFECTIVE INTEREST: 25.0%**

- Listed on the JSE Limited.
- Chief Operating Officer: P Cooper
- RMBH's interests are:
  – FirstRand Limited (33%)
  – RMB Structured Insurance Limited (80%)
  – OUTsurance Limited (62%)
  – Discovery Holdings Limited (27%)
- Market capitalisation at 31 March 2009: R24 908 million
- Website: www.rmbh.co.za



**EFFECTIVE INTEREST: 9.2%**
*(excluding indirect interest held through RMB Holdings)*

- Listed on the JSE Limited.
- Chief Executive Officer: P K Harris
- The FirstRand group of companies is involved in financial services activities, including retail, corporate, investment and merchant banking, short-term insurance, life insurance, employee benefits and asset management.
- The banking and insurance activities are represented by the wholly owned subsidiaries FirstRand Bank Holdings Limited and Momentum Group Limited respectively.
- Market capitalisation at 31 March 2009: R67 994 million
- Website: www.firstrand.co.za

#### MINING INTERESTS



**EFFECTIVE INTEREST: 28.5%**

- Listed on the JSE Limited.
- Chief Executive Officer: L Delport
- Exploration for, and mining and marketing of land and marine diamonds.
- Market capitalisation at 31 March 2009: R154 million
- Website: www.transhex.co.za



**EFFECTIVE INTEREST: 4.4%**

- Listed on the JSE Limited.
- Chief Executive Officer: D H Brown
- Implats is a fully integrated mining and metallurgical organisation, which markets refined platinum group metals for global markets and is one of the world's largest platinum recyclers.
- Market capitalisation at 31 March 2009: R99 947 million
- Website: www.implats.co.za

INFORMATION ON THE COMPANIES IN WHICH INVESTMENTS ARE HELD

## ASSOCIATED COMPANIES AND OTHER

### INDUSTRIAL INTERESTS



#### EFFECTIVE INTEREST: 50.0%

- Unlisted
- Chief Executive Officer: M Hellyar
- Air Products SA produces oxygen, nitrogen, argon, hydrogen and carbon dioxide for sale in gaseous form by pipeline under long-term contracts to major industrial users, as well as the distribution of industrial gases and chemicals for sale, together with ancillary equipment, to the merchant market.
- The other 50% of the ordinary shares is held by Air Products and Chemicals Incorporated, a USA company.
- Website: www.airproducts.co.za



#### EFFECTIVE INTEREST: 29.2%

- Listed on the JSE Limited.
- Managing Director: J J Scannell
- Distell produces and markets fine wines, spirits and flavoured alcoholic beverages, in South Africa with an increasing international profile.
- Interest is represented by a 50% shareholding in Remgro-KWV Investments Limited, which held a 58.4% share in Distell at 31 March 2009.
- Market capitalisation at 31 March 2009: R10 459 million
- Website: www.distell.co.za



#### EFFECTIVE INTEREST: 13.3%

- Listed on the JSE Limited.
- Chief Executive Officer: A B Marshall
- Nampak is Africa's largest and most diversified packaging manufacturer, with operations in the United Kingdom and Europe. It produces a wide variety of packaging products from metals, paper, plastic and glass and is the largest manufacturer and distributor of tissue paper products in South Africa.
- Market capitalisation at 31 March 2009: R8 293 million
- Website: www.nampak.com



#### EFFECTIVE INTEREST: 45.9%

- Listed on the JSE Limited.
- Chief Executive Officer: L J Alberts
- Medi-Clinic's business consists of the provision of comprehensive, high-quality hospital services on a cost-effective basis in Southern Africa, the United Arab Emirates and Switzerland.
- Market capitalisation at 31 March 2009: R12 750 million
- Website: www.mediclinic.co.za



#### EFFECTIVE INTEREST: 42.5%

- Unlisted
- Chief Executive Officer: J Njeke
- Kagiso Trust Investments ("Kagiso") is an established black economic controlled company with a focus on investment banking services, media and strategic investments. Kagiso has an investment portfolio and strategy that is complementary to that of Remgro.
- Website: www.kagiso.com



#### EFFECTIVE INTEREST: 25.8%

- Unlisted
- Chief Executive Officer: Mrs G A Klintworth
- The Unilever venture manufactures and markets an extensive range of food and home and personal care products, while enjoying market leadership in most of its major categories. Well-known brands include *Robertsons*, *Rama*, *Flora*, *Lipton*, *Joko*, *Mrs Ball's*, *Sunlight*, *Omo*, *Surf*, *Vaseline* and *Lux*.
- Website: www.unilever.co.za



#### EFFECTIVE INTEREST: 41.4%

- Listed on the JSE Limited.
- Chief Executive Officer: R F Röhrs
- Dorbyl is an industrial group in the automotive engineering industry. The company specialises in the production and assembly of a wide range of vehicle components.
- Market capitalisation at 31 March 2009: R119 million
- Website: www.dorbyl.co.za



#### EFFECTIVE INTEREST: 24.9%

- Unlisted
- Chief Executive Officer: J Royére
- Subsidiary of Total (France). Total South Africa's business is the refining and marketing of petroleum and petroleum products in South Africa. It distributes to neighbouring NBLS countries. It has a 36% interest in National Petroleum Refiners of S.A. (Pty) Limited (Natref).
- Website: www.total.co.za



#### EFFECTIVE INTEREST: 29.1%

- Unlisted
- Chief Executive Officer: S Jennings
- PGSI holds an interest of 100% in PG Group.
- The PG Group is South Africa's leading integrated glass business that manufactures, distributes and installs high-performance automotive and building glass products.
- Website: www.pggroup.co.za

## INFORMATION ON THE COMPANIES IN WHICH INVESTMENTS ARE HELD

## ASSOCIATED COMPANIES AND OTHER



### OTHER INTERESTS

**Business Partners**

EFFECTIVE INTEREST: 21.5%

- Unlisted
- Chief Executive Officer: N Martin
- Business Partners is a specialist investment company providing customised and integrated investments, mentorship and property management services for small and medium enterprises in South Africa.
- Website: www.businesspartners.co.za



**Xiocom**

EFFECTIVE INTEREST: 44.4%

- Unlisted
- Chief Executive Officer: T Richardson
- Xiocom is a recently established USA company that specialises in the deployment and operation of wireless broadband networks.
- Website: www.xiocom.com



## SUBSIDIARY COMPANIES

### INDUSTRIAL INTERESTS

**Tsb Sugar**

EFFECTIVE INTEREST: 100.0%

- Unlisted
- Chief Executive Officer: J du Plessis
- Tsb Sugar is involved in cane growing and the production, transport and marketing of sugar and animal feed. Citrus is also grown on the company's estates.
- Website: www.tsb.co.za



**Wispeco Aluminium**

EFFECTIVE INTEREST: 100.0%

- Unlisted
- Managing Director: H Rolfes
- Wispeco's main business is the extrusion of aluminium profiles used mainly in the building, engineering and durable goods sectors.
- Website: www.wispeco.co.za



**Rainbow**

EFFECTIVE INTEREST: 73.7%

- Listed on the JSE Limited.
- Chief Executive Officer: M Dally
- Rainbow is the holding company of one principal operating subsidiary, which is a vertically integrated chicken producer.
- Market capitalisation at 31 March 2009: R5 292 million
- Website: www.rainbowchicken.co.za

### CORPORATE AND OTHER INTERESTS

**Remgro Finance Corporation Limited, M&I Group Services Limited *and* Remgro International Limited – Jersey**

EFFECTIVE INTEREST: 100.0%

- Unlisted companies
- Responsible for Remgro's central treasury function as well as management and support services.

| | 2009 | 2008 | % change |
|---|---|---|---|
| HEADLINE EARNINGS PER SHARE | 987.7c | 1 692.8c | (41.7) |
| HEADLINE EARNINGS PER SHARE FROM CONTINUING OPERATIONS* | 671.5c | 964.1c | (30.3) |
| EARNINGS PER SHARE | 9 607.9c | 2 095.7c | 358.5 |
| HEADLINE EARNINGS | R4 660m | R7 991m | (41.7) |
| HEADLINE EARNINGS FROM CONTINUING OPERATIONS* | R3 168m | R4 551m | (30.4) |
| EARNINGS – net profit for the year | R45 330m | R9 893m | 358.2 |
| **Dividends per share** | | | |
| Ordinary | 190.00c | 510.00c | (62.7) |
| – Interim | 80.00c | 180.00c | (55.6) |
| – Final | 110.00c | 330.00c | (66.7) |
| **Net asset value per share** (attributable to own members) | | | |
| – at intrinsic value | R99.15 | R253.67 | (60.9) |
| Tobacco interests | – | R137.47 | |
| Other investments | R99.15 | R116.20 | (14.7) |
| **Stock exchange prices** | | | |
| Closing price per share at 31 March | R67.50 | R195.93 | (65.5) |

* *During November 2008 the investment in British American Tobacco Plc (BAT) was distributed to Remgro shareholders as an interim dividend in specie. In order to facilitate year-on-year comparison, headline earnings and headline earnings per share are also presented for continuing operations, which excludes the equity accounted income of BAT, as well as all non-recurring costs relating to the unbundling. Refer to the Report of the Board of Directors for further details.*

DIVIDEND COVER


Cents
HEPS: Headline earnings per share
Times
1 700
1 600
1 400
1 200
1 000
800
600
400
200
0
4.0
3.5
3.0
2.5
2.0
1.5
931
1 005
1 131
1 454
1 693
672*
3.3
3.2
3.1
3.4
3.3
3.5
2004
2005
2006
2007
2008
2009
HEPS
Dividend cover
* HEPS from continuing operations

| JSE Limited | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|
| Weighted number of Remgro ordinary shares in issue – excluding the unlisted B ordinary shares ('000) | 436 292 | 436 547 | 438 617 | 447 648 | 461 786 | 467 774 |
| Market capitalisation at 31 March (R million) – Ordinary shares only | 29 665 | 87 973 | 81 233 | 60 588 | 45 633 | 35 028 |
| Price (cents per share) | | | | | | |
| – 31 March | 6 750 | 19 593 | 18 100 | 13 500 | 9 380 | 7 200 |
| – Highest | 21 401 | 20 700 | 18 294 | 13 800 | 9 701 | 7 495 |
| – Lowest | 6 100 | 17 200 | 12 200 | 9 150 | 6 980 | 5 150 |
| Number of shares traded ('000) | 416 657 | 289 937 | 236 577 | 284 396 | 187 389 | 187 231 |
| Value of shares traded (R million) | 56 990 | 53 841 | 35 509 | 32 732 | 15 553 | 11 785 |
| Shares traded/weighted number of ordinary shares (%) | 95.5 | 66.4 | 53.9 | 63.5 | 40.6 | 40.0 |
| Number of transactions | 300 257 | 201 515 | 126 747 | 100 309 | 64 707 | 54 055 |

REMGRO SHARE PRICE



## CONSOLIDATED INCOME STATEMENTS

| R million | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|---|---|
| Profit before taking into account the following | 1 218 | 1 578 | 1 476 | 1 938 | 1 384 | 1 292 | 1 209 |
| Non-recurring and capital items and impairments | 40 345 | 1 684 | 51 | 3 165 | 2 216 | (132) | 1 055 |
| Consolidated profit before tax | 41 563 | 3 262 | 1 527 | 5 103 | 3 600 | 1 160 | 2 264 |
| Taxation | (945) | (419) | (403) | (857) | (417) | (397) | (394) |
| Consolidated profit after tax | 40 618 | 2 843 | 1 124 | 4 246 | 3 183 | 763 | 1 870 |
| Share in after-tax profit of associated companies and joint ventures | 4 806 | 7 210 | 6 003 | 4 354 | 5 742 | 3 177 | 7 262 |
| Net profit after tax | 45 424 | 10 053 | 7 127 | 8 600 | 8 925 | 3 940 | 9 132 |
| Minority interest | (94) | (160) | (185) | (398) | (407) | (335) | (446) |
| **Attributable net profit for the year** | 45 330 | 9 893 | 6 942 | 8 202 | 8 518 | 3 605 | 8 686 |
| **Headline earnings** | 4 660 | 7 991 | 6 892 | 5 084 | 4 998 | 4 687 | 4 856 |
| Headline earnings per share (cents) | 987.7 | 1 692.8 | 1 453.6 | 1 052.3 | 1 005.0 | 931.3 | 940.1 |
| Headline earnings per share from continuing operations (cents)# | 671.5 | 964.1 | | | | | |
| Headline earnings per share – excluding non-recurring portion of BEE costs (cents)* | 987.7 | 1 700.7 | 1 453.6 | 1 130.9 | 1 005.0 | 931.3 | 940.1 |
| Earnings per share (cents) | 9 607.9 | 2 095.7 | 1 464.2 | 1 697.6 | 1 712.9 | 716.3 | 1 681.6 |
| Dividends per share (cents) | | | | | | | |
| – Ordinary | 190.00 | 510.00 | 434.00 | 361.00 | 314.00 | 285.00 | 248.00 |
| – Special | | | | 400.00 | 600.00 | 200.00 | |

The figures for 2005 above have been restated in terms of IFRS. Figures for the years before 2005 have not been adjusted.

# During November 2008 the investment in British American Tobacco Plc (BAT) was distributed to Remgro shareholders as an interim dividend in specie. Refer to the Report of the Board of Directors for further details.

In order to facilitate year-on-year comparison, headline earnings per share are also presented for continuing operations which excludes the equity accounted income of BAT, as well as all non-recurring costs relating to the unbundling. Also refer to note 1 to the annual financial statements for further details.

* During the 2006 financial year, various companies in the Group concluded black economic empowerment (BEE) transactions. Due to the material effect that the accounting treatment of these transactions had on Remgro's results, headline earnings per share in the 2006 financial year were also presented excluding the non-recurring portion of BEE costs. During the 2008 financial year, Rainbow Chicken Limited also concluded a BEE transaction and accordingly headline earnings per share were again presented excluding the non-recurring portion of BEE costs.

## CONSOLIDATED BALANCE SHEETS AND CASH FLOW STATEMENTS

| R million | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|---|---|
| **BALANCE SHEETS** | | | | | | | |
| Property, plant and equipment | **2 866** | 2 668 | 2 564 | 2 444 | 4 120 | 3 515 | 3 253 |
| Investments – Associated companies | **23 795** | 43 175 | 33 033 | 26 098 | 28 201 | 22 737 | 19 844 |
| Other non-current assets | **5 430** | 9 132 | 6 802 | 4 584 | 2 645 | 2 106 | 3 607 |
| Current assets | **10 025** | 6 852 | 7 460 | 8 210 | 4 773 | 5 372 | 4 079 |
| **Total assets** | **42 116** | 61 827 | 49 859 | 41 336 | 39 739 | 33 730 | 30 783 |
| Total equity | **38 787** | 57 875 | 46 427 | 38 090 | 36 844 | 31 411 | 28 981 |
| Non-current liabilities | **1 172** | 1 872 | 1 580 | 1 144 | 866 | 685 | 472 |
| Current liabilities | **2 157** | 2 080 | 1 852 | 2 102 | 2 029 | 1 634 | 1 330 |
| **Total equity and liabilities** | **42 116** | 61 827 | 49 859 | 41 336 | 39 739 | 33 730 | 30 783 |
| **Net asset value per share (Rand)** (attributable to own members) | | | | | | | |
| – at book value | **80.75** | 121.11 | 96.69 | 78.14 | 71.51 | 59.26 | 54.19 |
| – at intrinsic value | **99.15** | 253.67 | 221.00 | 157.59 | 119.97 | 100.36 | 77.23 |
| **CASH FLOW STATEMENTS** | | | | | | | |
| Cash generated from operations | **883** | 1 232 | 1 666 | 1 474 | 1 566 | 1 383 | 1 055 |
| Cash flow generated from returns on investments | **1 642** | 3 801 | 3 040 | 4 200 | 2 670 | 2 013 | 2 542 |
| Taxation paid | **(280)** | (497) | (676) | (369) | (546) | (363) | (220) |
| Cash available from operating activities | **2 245** | 4 536 | 4 030 | 5 305 | 3 690 | 3 033 | 3 377 |
| Dividends paid | **(2 120)** | (2 252) | (3 813) | (4 676) | (2 642) | (1 438) | (1 765) |
| Cash flow from operating activities | **125** | 2 284 | 217 | 629 | 1 048 | 1 595 | 1 612 |
| Net investing activities | **1 053** | (3 438) | (1 725) | 3 364 | (2 203) | (528) | (1 943) |
| Net financing activities | **10** | 84 | 70 | 99 | 9 | 62 | (82) |
| Net increase/(decrease) in cash and cash equivalents | **1 188** | (1 070) | (1 438) | 4 092 | (1 146) | 1 129 | (413) |

The figures for 2005 above have been restated in terms of IFRS. Figures for the years before 2005 have not been adjusted.

CASH MOVEMENT AT THE HOLDING COMPANY ("CASH AT THE CENTRE") (R MILLION)



# DIRECTORATE

## AND MEMBERS OF COMMITTEES

## NON-EXECUTIVE DIRECTORS



**J P Rupert (59)**
*Chairman*

**Directorships:** *Executive Chairman of Compagnie Financière Richemont SA and Reinet Investments Manager SA and Non-executive Chairman of VenFin Limited and Chairman of Business Partners Limited.*



**E de la H Hertzog (59)**
*Deputy Chairman*

**Directorships:** *Chairman of Medi-Clinic Corporation Limited. Serves on the Board of Distell Group Limited, Total South Africa (Pty) Limited and Trans Hex Group Limited.*



**P E Beyers (59)**

**Directorships:** *Distell Group Limited and Unilever South Africa Holdings (Pty) Limited.*



**J Malherbe (53)**

**Directorships:** *Executive Deputy Chairman of VenFin Limited. Serves on the Board of Dimension Data Holdings Plc, Sabido Investments (Pty) Limited, Psitek (Pty) Limited, Xiocom Wireless, Inc. and Specpharm Holdings (Pty) Limited.*

## EXECUTIVE DIRECTORS



**M H Visser (55)**
*Chief Executive Officer*
Qualification: BComm (Hons), CA(SA)
Years of service with the Group: 29

**Directorships:** *Distell Group Limited, FirstRand Limited, FirstRand Bank Limited, FirstRand Bank Holdings Limited, Kagiso Trust Investments (Pty) Limited, Medi-Clinic Corporation Limited, Nampak Limited, PGSI Limited, Chairman of Rainbow Chicken Limited, RMB Holdings Limited and Unilever South Africa Holdings (Pty) Limited.*



**W E Bührmann (54)**
*Investments*
Qualification: BComm, CA(SA)
Years of service with the Group: 22



**L Crouse (56)**
*Group Finance*
Qualification: CA(SA)
Years of service with the Group: 1

**Directorships:** *RMB Holdings Limited, FirstRand Limited, FirstRand Bank Holdings Limited, FirstRand Bank Limited and Total South Africa (Pty) Limited.*



**J W Dreyer (58)**
*Investments*
Qualification: BComm, LLB,
  H Dip Co Law, H Dip Tax
Years of service with the Group: 9

**Directorships:** *RMB Holdings Limited, Tsb Sugar Holdings (Pty) Limited, Wispeco Holdings Limited, Air Products South Africa (Pty) Limited, Dorbyl Limited, Kagiso Trust Investments (Pty) Limited, Trans Hex Group Limited and Business Partners Limited.*



**J A Preller (Mrs) (59)**
*Corporate Affairs*
Qualification: BEcon
Years of service with the Group: 37



**T van Wyk (61)**
*Investments*
Qualification: BComm, LLB, LLM, H Dip Tax
Years of service with the Group: 19

**Directorships:** *Air Products South Africa (Pty) Limited, Dorbyl Limited, Kagiso Trust Investments (Pty) Limited, Momentum Group Limited, Tsb Sugar Holdings (Pty) Limited, Trans Hex Group Limited, Chairman of Wispeco Holdings Limited and Deputy Chairman of Business Partners Limited.*

## INDEPENDENT NON-EXECUTIVE DIRECTORS



**G D de Jager (58)**

**Directorships:** *Anglo Suisse Investment Holdings Limited and Sharp Interpack Limited.*



**P K Harris (59)**

**Directorships:** *Chief Executive Officer of FirstRand Limited and director of RMB Holdings Limited, FirstRand Bank Holdings Limited, FirstRand Bank Limited and Momentum Group Limited.*



**M M Morobe (52)**

**Directorships:** *Chief Executive Officer of Kagiso Media Limited and director of Kagiso Media Limited group of companies, City Year South Africa, Resolve Group (Pty) Limited and Tokiso Commercial (Pty) Limited.*



**F Robertson (54)**

**Directorships:** *Executive Deputy Chairman of Brimstone Investment Corporation Limited and Chairman of Lion of Africa Insurance Company Limited and Lion of Africa Life Assurance Company Limited.*



**H Wessels (64)**
Appointed: *22 August 2008*

**Directorships:** *Naspers Investments Limited and Keeromstraat 30 Investments Limited.*

## MEMBERS OF COMMITTEES

### EXECUTIVE COMMITTEE
*M H Visser (Chairman)*
*W E Bührmann*
*L Crouse (since 18 June 2008)*
*J W Dreyer (since 25 November 2008)*
*J A Preller*
*T van Wyk*

### AUDIT AND RISK COMMITTEE
*D Prins (until 22 August 2008)*
*G D de Jager*
*F Robertson*
*H Wessels (Chairman) (since 22 August 2008)*

### REMUNERATION AND NOMINATION COMMITTEE
*J P Rupert (Chairman)*
*G D de Jager*
*P K Harris*
*F Robertson*

### INTRODUCTION

The South African economy slowed sharply towards the end of 2008. A broad cyclical slowdown was already under way since the end of 2007 when the global financial crisis erupted in full force during September of 2008, sending the world economy into a tailspin. The South African economy registered its first quarterly decline in ten years during the fourth quarter of 2008 (-1.8%) and the annual growth rate receded to 3.1%, following four calendar years of growth of around 5% per annum.

Whilst electricity supply shortages caused major disruptions to economic growth during the first part of calendar 2008, the slowdown in economic activity for the full year was evident in the growth rate of real household consumption receding to 2.3% from 6.6% in 2007, reflecting that the level of real consumer spending actually contracted during the second half of the year. The contractions deepened during the first quarter of 2009. The growth momentum in real fixed investment spending (the private and public sectors in aggregate) slowed from above 16% in 2007 to 2.6% during the first quarter of 2009. Adding insult to injury, exports contracted sharply during the final quarter of the year and the first quarter of 2009 in response to the vicious world economic recession unfolding.

Business has been navigating exceptionally treacherous waters during the past calendar year and faces an equally treacherous and uncertain outlook, which is dominated by the unstable world economic conditions. Global real GDP is estimated to have contracted at a 6.7% annualised pace during the fourth quarter of 2008 and 5.6% during the first quarter of 2009. The contraction in economic activity was led by the advanced economies. The world economic recession is synchronised and the deepest since World War II. Global trade and financial flows shrunk sharply, commodity prices tumbled and production and employment losses have been and still are mounting. The economic woes are worst in the developed economies; however, emerging economies have been impacted via the close trade and financial linkages. The commodity price-induced global inflation shock of 2006 to 2008 has spectacularly reversed, and across the globe central banks, fiscal authorities and multilateral financial institutions are immersed in a full-on battle to arrest deflationary tendencies. From March 2009 the global economic crisis appears to have stabilised and optimism began building that a recovery was under way.

Whilst the South African economy has been shielded from the trigger of the global financial crisis (i.e. the bursting of the US sub-prime financial bubble), it is fully exposed to the indirect impact on export demand and prices flowing from the world recessionary conditions, as well as the contraction in capital flows. The local manufacturing sector experienced a particular strong downturn during the final quarter of 2008 and business survey indices in the sector declined to decade lows during the first quarter of 2009. Whilst the growth in real consumer spending has slowed and retail activity has contracted, a measure of resilience was still detected during the first quarter of 2009; however, the outlook is clouded by additional production cutbacks and threatening employment losses.

A number of positive fundamental factors bolster an otherwise worrying outlook for South Africa. Firstly, South Africa's banking sector has a negligible direct exposure to the sub-prime financial woes, is well capitalised and astutely regulated. Whilst the rand exchange rate took a hit initially, its resilience in the face of the global financial crisis and the return of inward equity investment during the first quarter of 2009 bode well. Secondly, in both the monetary and fiscal policy departments considerable space has been created in recent years for countervailing intervention. Prime overdraft interest rates have already declined by 450 basis points and could decline further should external conditions deteriorate again. The budgeted fiscal deficit is projected to increase from -1% in 2008/09 to -3.8% in 2009/10, which will still leave the public debt ratio (currently at 22.6%) well below the level of 48.1% recorded in 1996/97. Thirdly, South Africa has already embarked on an aggressive public fixed investment drive which will serve to counter some of the adverse tendencies expected in the private sector.

As heartening as these fundamentals are, the scope and intensity of the prevailing risks generated by the global financial/economic crisis are profound. For South Africa these risks centre on exports and the availability of foreign capital to finance the large current account deficit.

## HEADLINE EARNINGS

With effect from 3 November 2008 the investment in British American Tobacco Plc (BAT) was distributed to Remgro shareholders as an interim dividend *in specie*. For the year under review the investment in BAT was accordingly only equity accounted for the seven months to 31 October 2008, resulting in distortions when comparing the financial results for the two years reported on.

For the year to 31 March 2009 both headline earnings and headline earnings per share decreased by 41.7% from R7 991 million to R4 660 million and from 1 692.8 cents to 987.7 cents respectively.

### CONTRIBUTION TO HEADLINE EARNINGS

| | Year ended 31 March | |
| --- | --- | --- |
| | 2009 R million | 2008 R million |
| Tobacco interests | 2 295 | 3 579 |
| Financial services | 1 576 | 2 120 |
| Industrial interests | 1 318 | 1 895 |
| Mining interests | 164 | 264 |
| Corporate finance and other interests | (693) | 133 |
| | 4 660 | 7 991 |

Currency movements continued to impact the tobacco interests' contribution to the Group's earnings. Due to the weaker rand, the positive currency impact on translation of R&R Holdings SA, Luxembourg's (R&R) contribution to headline earnings (consisting mainly of equity accounted income from BAT) was R141 million during the year under review, compared to R250 million in 2008, as set out in the table below.

| | Year ended 31 March | |
| --- | --- | --- |
| | 2009 | 2008 |
| Average exchange rate (R/£) | 15.2235 | 14.2882 |
| R&R's contribution (£'m) | 151 | 251 |
| R&R's contribution (R'm) | 2 295 | 3 579 |
| Favourable currency impact (R'm) | 141 | 250 |

The combined contribution of FirstRand and RMBH to Remgro's headline earnings from financial services amounted to R1 576 million (2008: R2 120 million). The decrease of 25.7% can be attributed mainly to an increase in bad debts in the retail lending business of the banking division as well as to equity trading losses.

The contribution of the industrial interests decreased by 30.4% to R1 318 million (2008: R1 895 million). Total South Africa's contribution to headline earnings amounted to a loss of R25 million (2008: R207 million profit). The results of Total South Africa were materially impacted by the lower international oil price during the second half of 2008, resulting in substantial stock losses. Kagiso Trust Investments' (KTI) contribution to headline earnings amounted to a loss of R139 million (2008: R88 million profit). KTI's results were negatively impacted by unfavourable fair value adjustments amounting to R368 million (2008: R38 million favourable) relating to its holding of Metropolitan Holdings

Limited convertible preference shares. Distell reported good results with its contribution to headline earnings amounting to R304 million (2008: R261 million). Rainbow reported lower results with its contribution to Remgro's headline earnings amounting to R235 million (2008: R377 million), while Unilever's contribution to headline earnings amounted to R231 million (2008: R229 million). Tsb Sugar reported excellent results with its contribution to headline earnings amounting to R187 million (2008: R121 million). Tsb Sugar's results were favourably impacted by the current high world price of sugar as well as favourable climatic conditions resulting in high levels of sugar production. Medi-Clinic and Nampak's contribution to headline earnings amounted to R288 million and R105 million respectively (2008: R285 million and R163 million).

Mining interest's contribution to headline earnings decreased by 37.9% to R164 million (2008: R264 million). Dividends received from Implats amounted to R346 million (2008: R267 million). Trans Hex reported a headline loss of R637 million for the year under review (2008: R8 million loss). Remgro's share of this loss amounted to R182 million (2008: R3 million loss). Included in Trans Hex's results for the 2009 financial year are impairment losses amounting to R370 million.

The contribution of corporate finance and other interests decreased to a headline loss of R693 million (2008: R133 million profit). The decrease can be attributed mainly to secondary taxation on companies (STC) amounting to R686 million payable on the dividend *in specie*, as well as losses amounting to R108 million which were equity accounted from the investment in Xiocom (2008: R38 million loss for eight months of the year). Lower interest rates than in the comparative year also resulted in a decrease in the contribution from the central treasury division of R36 million. Also included in headline earnings are foreign currency profits amounting to R50 million realised on the repatriation of R&R dividends.

## HEADLINE EARNINGS FROM CONTINUING OPERATIONS

In order to facilitate year-on-year comparison, headline earnings and headline earnings per share are also presented for continuing operations, which excludes the equity accounted income of BAT, as well as all non-recurring costs relating to the unbundling, as set out in the following table.

|  | 2009<br>R million | 2008<br>R million |
|---|---|---|
| Headline earnings as reported | 4 660 | 7 991 |
| Equity accounted income of BAT | (2 211) | (3 440) |
| STC on the BAT unbundling | 686 | – |
| Other non-recurring costs relating to the unbundling | 33 | – |
| Headline earnings from continuing operations | 3 168 | 4 551 |
|  |  |  |
| Headline earnings per share as reported (cents) | 987.7 | 1 692.8 |
| Headline earnings per share from continuing operations (cents) | 671.5 | 964.1 |

Headline earnings from continuing operations decreased by 30.4%, from R4 551 million to R3 168 million, while headline earnings per share from continuing operations decreased by 30.3% from 964.1 cents to 671.5 cents.

## EARNINGS

Total earnings increased by 358.2% to R45 330 million (2008: R9 893 million), mainly as a result of the capital gain amounting to R40 805 million realised on the unbundling of the investment in BAT.

During the year under review Remgro made a provision for impairment amounting to R438 million on three of its investments, i.e. Dorbyl, Trans Hex and PGSI, as their carrying values exceeded their estimated recoverable amounts.

## REPURCHASE OF REMGRO SHARES

At 31 March 2008, 8 554 019 Remgro ordinary shares (1.9%) were held as treasury shares. During the six months ended 30 September 2008 a wholly owned subsidiary company of Remgro acquired 3 500 000 Remgro ordinary shares at an average price of R189.71 for a total amount of R666.4 million. These shares were acquired for the purpose of hedging the new share appreciation right scheme that was implemented subsequent to the unbundling of the investment in BAT. At 30 September 2008, 12 054 019 Remgro ordinary shares (2.7%) were held as treasury shares.

During the year under review no Remgro ordinary shares were purchased by The Remgro Share Trust, while 1 042 426 shares were delivered to participants against payment of the subscription price.

Subsequent to 30 September 2008, as part of the preliminary steps to the unbundling of the investment in BAT, the 8 554 019 Remgro ordinary shares held as treasury shares and 969 836 of the Remgro ordinary shares held by The Remgro Share Trust were cancelled after the unbundling of the investment in BAT was approved by Remgro shareholders. The balance of the Remgro ordinary shares held by The Remgro Share Trust were delivered to participants and a wholly owned subsidiary company of Remgro provided a direct finance facility to the participants to allow them to settle the outstanding purchase price.

At 31 March 2009, 3 500 000 Remgro ordinary shares (0.8%) were held as treasury shares.

## DIVIDENDS

The final ordinary dividend per share was determined at 110 cents (2008: 330 cents). Total ordinary dividends per share in respect of the financial year to 31 March 2009 therefore amount to 190 cents (2008: 510 cents).

For a Remgro shareholder who continues to hold ordinary shares in BAT as well as Reinet depositary receipts (DRs), this means an increase of 8.0% in dividend income when compared to the previous financial year.

The dividend is covered 52 times by headline earnings against 3.3 times the previous year.

## INTRINSIC VALUE

The intrinsic net asset value of the Group includes valuations of all investments, incorporating subsidiary and associated companies and joint ventures, either at listed market value or, in the case of unlisted investments, at directors' valuation. The net assets of wholly owned non-investment subsidiary companies, consisting mainly of monetary items, are included at book value.

The following factors are taken into account in determining the directors' valuation of unlisted investments:

- Market value and earnings yield of similar listed shares, taking into account that the marketability of unlisted investments is limited and, in some cases, also the tradeability
- Growth potential and risk
- Underlying net asset value
- Profit history
- Cash flow projections

It is the policy of Remgro not to apply a control premium to the valuation of investments where it holds a majority interest. Where Remgro holds a minority interest a 10% tradeability discount is applied.

Remgro's unlisted investments were valued as follows:

### AIR PRODUCTS SOUTH AFRICA

The discounted cash flow method was used to value this investment. A weighted average cost of capital of 12.2% and terminal growth rate of 5.0% were used in calculating the equity value. No tradeability discount is applied to the Air Products South Africa valuation due to the 50% shareholding.

### BUSINESS PARTNERS

The last material share trade, at 600 cents per share, was used to value this investment.

### KAGISO TRUST INVESTMENTS

A sum-of-the-parts valuation, with an effective date of 28 February 2009, was used as valuation basis. A 10% tradeability discount was applied to the valuation.

### KIEF

This investment is still in a start-up phase and is therefore valued at its accounting carrying value.

### PGSI

The discounted cash flow method was used to value this investment. A weighted average cost of capital of 12.8% and terminal growth rate of 4.0% were used in calculating the equity value, whereafter a 10% tradeability discount was applied.

### Total South Africa

A forward price-earnings ratio of 7.6 was used to determine the equity value of this investment, whereafter a 10% tradeability discount was applied.

### Tsb Sugar

A historical price-earnings ratio of 14.0 was used to value this investment. No control premium was applied to this valuation.

### Unilever South Africa

The investment is valued at the put option value at which the investment can be put to the other shareholder. The option value implies a historical price-earnings ratio of 18.3.

### Wispeco

A historical price-earnings ratio of 6.0 was used to value this investment. The after-tax inventory writedown of R27.8 million for the year under review was ignored for valuation purposes. No control premium was applied to this valuation.

### Xiocom

This investment is still in a start-up phase and is therefore valued at its accounting carrying value.

The intrinsic net asset value at the end of March 2009 amounted to R99.15 per share. A schedule, setting out the analysis of the intrinsic net asset value per share at 31 March 2009 and 2008, is included at the end of the investment review.

The cash at the centre differs from the cash in the balance sheet. The first-mentioned comprises the following:

|  | 2009<br>R million | 2008<br>R million |
|---|---|---|
| Per balance sheet | 5 050 | 3 934 |
| Investment in money market funds | 1 578 | – |
| Less: Cash of operating subsidiaries | (661) | (661) |
| Cash at the centre | 5 967 | 3 273 |
| – Local | 874 | 619 |
| – Offshore | 5 093 | 2 654 |

On 31 March 2009, R1 578 million was invested in money market funds which are not classified as cash and cash equivalents on the balance sheet.

Cash held by associated companies are not included in cash at the centre. For information and comparative purposes, R&R's cash and cash equivalents attributable to Remgro at 31 March 2008, when R&R was still an associate and its cash therefore not included in cash at the centre, amounted to £152 million or R2 433 million.

The tables below compare the relative performance of the Remgro intrinsic net asset value per share with certain selected JSE indices. No account has been taken of dividends paid by Remgro. The material decrease in the Remgro share price and intrinsic net asset value per share reflects the unbundling of Remgro's interest in BAT on 3 November 2008 to Remgro shareholders.

|  | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|
| Intrinsic net asset value – |  |  |  |  |  |  |
| Rand per share | 99.15 | 253.67 | 221.00 | 157.59 | 119.97 | 100.36 |
| JSE – All share index | 20 364 | 29 588 | 27 267 | 20 352 | 13 299 | 10 693 |
| – Fin & Ind 30 index | 18 080 | 23 868 | 24 960 | 19 491 | 13 477 | 9 953 |
| – Financial 15 index | 5 438 | 7 424 | 9 345 | 7 616 | 5 258 | 3 782 |
| – Resource 20 index | 38 767 | 64 543 | 50 018 | 34 923 | 21 585 | 19 961 |
| Remgro share price (Rand) | 67.50 | 195.93 | 181.00 | 135.00 | 93.80 | 72.00 |

The relative share performance of Remgro's share price and intrinsic net asset value per share are calculated on the assumption that on 31 March 2009 a Remgro shareholder was still in possession of the unbundled shares in BAT and Reinet Investments S.C.A. (Reinet) depositary receipts, and also that a Remgro shareholder followed his rights in terms of the Reinet warrant receipts by exchanging BAT shares for additional Reinet depositary receipts.

| Relative performance | 1 year to 31 March 2009 (% year on year) | 5 years to 31 March 2009 (% compounded per annum) |
|---|---|---|
| Intrinsic net asset value | (22.95) | 14.3 |
| JSE – All share index | (31.2) | 13.7 |
| – Fin & Ind 30 index | (24.3) | 12.7 |
| – Financial 15 index | (26.8) | 7.5 |
| – Resource 20 index | (39.9) | 14.2 |
| Remgro share price | (16.4) | 17.9 |

The table below compares Remgro's internal rate of return (IRR) with that of certain selected JSE indices. For this purpose it has been assumed that dividends have been reinvested in either Remgro shares or in the particular index, depending on the case.

|  | IRR From 26 September 2000 to 31 March 2009 (% compounded per annum) |
|---|---|
| JSE – All share index | 15.02 |
| – Fin & Ind 30 index | 9.01 |
| – Financial 15 index | 8.64 |
| – Resource 20 index | 20.43 |
| Remgro share | 27.14 |

*(Note: Only limited commentary is given for listed companies seeing that the information is generally available. The unlisted investments are dealt with in more detail.)*

## TOBACCO INTERESTS

#### CONTRIBUTION TO HEADLINE EARNINGS

| | **2009** | 2008 |
|---|---|---|
| | **R million** | R million |
| R&R Holdings | **2 295** | 3 579 |

### R&R Holdings

Prior to the unbundling of the investment in British American Tobacco Plc (BAT) during November 2008, Remgro's interest in BAT was represented by its one-third holding of the ordinary shares and all of the "2005" participation securities issued by R&R. The balance of the ordinary share capital of R&R was held by Compagnie Financière Richemont SA. In addition to the above, Remgro also held one-third of the "2006" participation securities issued by R&R.

For the seven months to 31 October 2008 Remgro's share of R&R's headline earnings consisted of 35.46% of R&R's share of the attributable profit of BAT and its share of R&R's non-BAT income (including income attributable to its investment in the "2006" participation securities referred to above).

| | **2009** | 2008 |
|---|---|---|
| | **£ million** | £ million |
| **Attributable profit of BAT before non-recurring and capital items** | **1 359** | 2 275 |
| | | |
| R&R's share of the attributable profit of BAT: | | |
| – 30.06% to 30.20% (2008: 29.62% to 29.97%) | **410** | 679 |
| R&R's non-BAT income | **10** | 12 |
| **R&R's headline earnings for the year ended 31 March** | **420** | 691 |
| | | |
| Remgro's share thereof: | | |
| – 35.46% of R&R's share of the attributable profit of BAT | **145** | 241 |
| – portion of R&R's non-BAT income | **6** | 10 |
| | **151** | 251 |
| | **R million** | R million |
| **Translated at an average R/£ rate of 15.2235 (2008: 14.2882)** | **2 295** | 3 579 |

BAT has a 31 December year-end and reports to its shareholders on a quarterly basis. Additional information in respect of BAT, including copies of the annual and quarterly reports, is available from the BAT website at www.bat.com.

## FINANCIAL SERVICES

CONTRIBUTION TO HEADLINE EARNINGS

|  | **2009**<br>**R million** | 2008<br>R million |
|---|---|---|
| FirstRand | **815** | 1 090 |
| RMBH | **761** | 1 030 |
|  | **1 576** | 2 120 |

Both FirstRand Limited ("FirstRand") and RMB Holdings Limited ("RMBH") have June year-ends and therefore their results for the twelve months ended 31 December 2008 have been equity accounted in the Remgro results for the period under review.

### FirstRand – Listed

FirstRand's contribution to Remgro's headline earnings shown in the table above only represents Remgro's 9.2% direct interest in FirstRand and excludes the indirect contribution from FirstRand through Remgro's interest in RMBH.

FirstRand's latest results for the six months ended 31 December 2008 reported that headline earnings decreased by 20% to R4 553 million (2007: R5 702 million). Pro forma headline earnings, after taking into account the unbundling of FirstRand's share in Discovery during November 2007, decreased by 17% to R4 553 million (2007: R5 517 million). These results are reflective of an extremely difficult operating environment, characterised by declines in asset prices, continued market volatility and a deteriorating economic outlook, both locally and internationally.

The earnings of the commercial bank, FNB, decreased by 15%, mainly as a result of a significant increase in the bad debt charge. RMB, the investment bank, had lower earnings by 20% despite a strong performance by its investment banking division. The continued liquidation of the international trading portfolios and the default of Dealstream led to losses of R798 million reported by the Equity Trading division. The earnings of WesBank, the instalment finance business, declined by 62% due to a combination of a higher bad debt charge and slowing book growth in its local lending business. This earnings excludes a loss of R206 million incurred on the sale of the Australia MotorOne advances book. The significant drop in equity markets has led to a 19% decrease in the earnings of Momentum to R740 million (2007: R913 million).

FirstRand believes that the benefits to consumers of reducing interest rates will only start to show in late 2009 or the early part of 2010 and economic activity will remain subdued. Therefore, earnings from its local retail franchises will remain under pressure in the second half of the year. The local investment and corporate banking activities of FirstRand are expected to remain resilient in the second six months which will mitigate to some extent the strain in the local retail business.

### RMBH – Listed

For the six months ended 31 December 2008, 79.6% (2007: 88.9%) of RMBH's headline earnings, before taking into account other net income and funding costs, was from FirstRand, while its other interests contributed 20.4% (2007: 11.1%). RMBH's other interests include Discovery Holdings Limited, OUTsurance Limited and RMB Structured Insurance Limited.

The Discovery Group is active in the insurance and healthcare funding markets in South Africa and the United Kingdom, and performed exceptionally well. Strong performances from Discovery Health and Discovery Life increased headline earnings by 19% to R489 million for the six months ended 31 December 2008. The short-term insurer, OUTsurance, posted excellent results for the period under review, with net earned premium income exceeding R1.9 billion and reflecting a 19% increase. After allowing for start-up costs of "Youi", an Australia-based direct insurer, OUTsurance reported an increase in headline earnings for the six-month period by 17% to R331 million (2007: R282 million). RMB Structured Insurance ("RMBSI") creates individual insurance and financial risk solutions for large corporates by using innovative financial structures. RMBSI's contribution to RMBH's headline earnings for the period under review amounted to R25 million and is relatively small compared to the R205 million and R131 million from OUTsurance and Discovery respectively.

RMBH has sold its 12.3% interest in Glenrand M.I.B at the end of December 2008. The gain arising on the sale of Glenrand M.I.B and its contribution to headline earnings for the period under review do not have a material effect on RMBH and are included in its other net income.

## INDUSTRIAL INTERESTS

CONTRIBUTION TO HEADLINE EARNINGS



| | Rainbow Chicken | Medi-Clinic | Distell | Unilever SA | Total | Nampak | Tsb Sugar | Air Products | KTI | Wispeco | PGSI | Dorbyl | Caxton |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **2009** | **235** | **288** | **304** | **231** | **(25)** | **105** | **187** | **102** | **(139)** | **30** | **40** | **(44)** | **4** |
| 2008 | 377 | 285 | 261 | 229 | 207 | 163 | 121 | 94 | 88 | 64 | 22 | (20) | 4 |

## Rainbow Chicken Limited ("Rainbow") – Listed

For the year ended 31 March 2009, Rainbow's headline earnings decreased by 39.6% from R528.1 million to R318.8 million, but by only 14.8% if unrealised losses on financial instruments used in the feed raw material procurement strategy are excluded from headline earnings. The decline in headline earnings is mainly a reflection of the 32.2% feed cost increases which could not entirely be recovered by increased chicken pricing.

Rainbow's total revenue increased by 14.4%, underpinned by a 17.2% growth in chicken revenue which contributed 79% of total revenue. Overall chicken sales volumes increased by 2%. Feed raw material prices peaked at historically high levels during the past twelve months and remain exceptionally volatile.

On 30 July 2008, Rainbow's BEE transaction was concluded with the issue of the 15% shares to the BEE consortium. The only impact of this transaction on Rainbow's results will be the recurring employee portion of the option charge and STC payable on dividends declared in respect of these shares.

Consumer spending is expected to remain under pressure, given the global economic recession and its spill-over impact locally. Maize prices are likely to remain at the current lower levels, while soya prices are likely to remain under pressure due to lower anticipated crops. By virtue of Rainbow's forward procurement policy, feed prices are only expected to be meaningfully lower in the second half of the 2010 financial year. The lower anticipated feed prices and the benefit of the unrealised procurement losses accounted for in 2009 are likely to have a favourable impact on the earnings for the 2010 year.

The Rainbow range of products can be classified as 'core' and 'added value'. Added-value products which now include Rainbow Viennas and Polonies, Rainbow Crumbed as well as Rainbow Grill and Braai, have shown tremendous growth and now contribute a meaningful percentage to retail sales. Rainbow Simply Chicken Polony has become the market leader in the polony sector through the focus on driving growth in the added value portfolio.

Rainbow's focus on innovation, differentiation and communication continues to prove successful. Rainbow's brand strategy has been effective in delivering an acceptable margin during a period of extreme input cost pressure.

### Medi-Clinic Corporation Limited ("Medi-Clinic") – Listed

Medi-Clinic's turnover increased by 71% to R16 351 million (2008: R9 579 million) for the year under review, while headline earnings increased by 3% to R624 million (2008: R608 million). As a result of the Hirslanden acquisition during the second half of 2007/08 and the related financing thereof, the results of Medi-Clinic are not directly comparable to those of the previous period.

Medi-Clinic acquired 100% of Hirslanden, the holding company of the largest private hospital group in Switzerland with effect from 26 October 2007. Hirslanden is the leading private hospital group in Switzerland, comprising 13 private acute-care facilities. For the previous financial year, Hirslanden's revenue included in Medi-Clinic's results was R3 041 million and operating income before interest, taxation, depreciation and amortisation ("EBITDA") was R710 million. Hirslanden's revenue and EBITDA for the year under review amounted to R8 737 million and R1 961 million, respectively.

The Southern African group revenue increased by 12% to R6 792 million (2008: R6 056 million) for the year under review due to a 3.3% increase in bed-days sold and an 8.6% increase in the average income per bed-day. EBITDA increased by 12% to R1 458 million (2008: R1 302 million) despite inflationary pressure during the last six months of the 2008 calendar year, and the Southern African operations contributed R553 million (2008: R527 million) to the attributable income of Medi-Clinic.

Medi-Clinic has a controlling interest (50% plus one share) in Emirates Healthcare Holdings Limited which owns and operates the Welcare Hospital and The City Hospital in Dubai. Emirates Healthcare also has the right to develop another hospital, which will make it the largest healthcare provider in Dubai. Revenue from the United Arab Emirates increased by 71% to R822 million (2008: R482 million) for the year under review, while EBITDA declined by 76% to R12 million (2008: R50 million), mainly due to start-up losses at The City Hospital.

### Distell Group Limited ("Distell") – Listed

Distell's financial year-end is 30 June. However, included in Remgro's headline earnings are the company's results for the twelve months ended 31 December 2008.

Distell reported for the six months ended 31 December 2008 that turnover grew by 21.6% (2007: 12.9%) to R6.1 billion (2007: R5.0 billion) on a sales volume increase of 15.9%. Sales volume in the South African market increased by 10.7% (2007: 5.4%). International sales volume, including Africa, grew by 37.1%, resulting in an increase of 54.3% in international turnover. Turnover derived from Africa delivered exceptional growth, contributing 54.0% to international turnover.

The increase of 19.9% (2007: 17.9%) in Distell's headline earnings for the six-month period to R650 million (2007: R542 million) was largely due to continued revenue growth and productivity improvements.

## Unilever South Africa Holdings (Pty) Limited ("Unilever South Africa") – Unlisted

Remgro included R231 million (2008: R229 million) of the earnings of Unilever South Africa in its headline earnings for the twelve months ended 31 March 2009. Included in Remgro's share of Unilever South Africa's earnings are restructuring costs amounting to R23 million (2008: R19 million).

During the previous financial year, Unilever restructured its South African business by merging the Foods, Ice-cream and Home and Personal care businesses into one legal entity, Unilever South Africa. Remgro has an interest of 25.75% in Unilever South Africa since the restructuring.

The combined turnover for the businesses grew by 24.5% for the year ended 31 March 2009. This growth came predominantly through pricing strategy, as prices were increased substantially in the second half of 2008 to mitigate the impact of rising material costs. Growth was further enhanced by improved product supply due to the non-recurrence of the previous year's poor stock levels.

The strongest revenue growth came from the Washing powders, Savoury & Dressing ("S&D"), Face care and Deodorant categories. Washing powders' revenue growth is as a result of improved product supply and price increase during 2009. S&D continued its good performance across its soups range. The Deodorant category marketing drive successfully extended into the first quarter of 2009 which resulted in higher growth. Face care categories showed good growth after improvement of poor service levels in 2008.

The Spreads and Culinary business came under pressure as a result of market softening and competitor activity.

## Total South Africa (Pty) Limited ("Total") – Unlisted

Total's financial year-end is 31 December and therefore its results for the twelve months ended 31 December 2008 have been included in Remgro's headline earnings. Total's contribution to Remgro's headline earnings for the period under review decreased from a profit of R207 million in the previous year to a loss of R25 million, mainly driven by the significant drop in oil prices.

Total reported a loss of R101 million for 2008 compared to a profit of R713 million during the previous year. The loss is mainly due to the significant decrease in oil prices, which resulted in stock writedowns of R622 million for the year. Oil prices were very volatile during 2008, trading at record high levels of $144 per barrel and levels as low as $33 per barrel during the second half of the year.

Total's sales of main fuels have slightly decreased by 1.5% from the previous year, while retail sales decreased by 3.6%. This is a reflection of the reduced demand as a result of the global economic slowdown towards the end of 2008. The company has maintained the same level of investment in its marketing operations, including the revamping of fuel stations and further health, safety, environment and quality investments at the depots.

Natref, in which Total has an interest of 36%, experienced a better reliability rate compared to 2007, despite unscheduled shutdowns which mainly occurred during the first half of the year. Refining margins were lower as a result of the drop in oil prices and the weakening of the rand against the US dollar.

Increased working capital requirements, due to higher oil prices during the first part of the year, led to an increase of R45 million in financing costs, compared to the previous financial year.

### Nampak Limited ("Nampak") – Listed

Nampak has a September year-end. Nampak's contribution of R105 million (2008: R163 million) to Remgro's headline earnings relates to its results for the twelve months to 31 March 2009.

For the six months ended 31 March 2009, Nampak reported 14% growth in revenue to R10 091 million (2008: R8 875 million) mainly as a result of the recovery of raw material cost increases through price increases and an improvement in trading activity in the rest of Africa. Sales volumes were flat in South Africa and lower in Europe.

Nampak's headline earnings for the interim period decreased by 39% to R392 million (2008: R643 million). The decrease was mainly as a result of fair value losses on re-measurement of financial instruments during the current period, compared to fair value gains in the corresponding period of the previous year. The reversal of a tax provision of R103 million during the previous year's interim period also contributed to higher headline earnings for that period.

### Tsb Sugar Holdings (Pty) Limited ("Tsb Sugar") – Unlisted

Tsb Sugar is primarily involved in cane growing and the production, transport and marketing of refined sugar, brown sugar, animal feed and citrus. The main area of operation is the Nkomazi region in the Mpumalanga Lowveld. Sugar products are sold under the well-established *Selati* brand. The *Selati* brand enjoys market leadership in its target markets (Gauteng, Mpumalanga, North West and Limpopo), while market share in the other geographic areas is increasing. Tsb Sugar's two sugar mills are situated near Malelane and Komatipoort. Tsb Sugar also holds a 27.4% shareholding in Royal Swaziland Sugar Corporation Limited, a company that owns and operates two sugar mills in Swaziland. In addition, the company holds an effective shareholding of 63.7% in Mananga Sugar Packers, a sugar packaging and marketing company based in Swaziland, which markets sugar under the *First* brand in Swaziland as well as in South Africa.

Headline earnings increased by 55% to R187 million (2008: R121 million) notwithstanding increased cost pressure throughout the value chain. Turnover, driven by an increase in volume and prices, increased by 49% to R3 732 million (2008: R2 509 million). Sugar, citrus and animal feed respectively accounts for 82%, 6% and 8% of turnover (2008: 77%, 9% and 9%).

The South African sugar industry's production decreased by 0.5% in 2008/09. In comparison, Tsb Sugar's raw sugar production increased by 16.9%. This was due to the favourable climatic conditions, an increase in cane production yields and the expansion the past few years in the area under cane. During the year under review the Komati mill produced the most sugar of all the mills in the sugar industry, with Malelane mill in the fourth position.

A total of 4.093 million tons of cane were crushed this season (2008: 3.952 million tons), with a record production of 508 473 tons raw sugar (2008: 475 452 tons) at the two mills operated by Tsb Sugar. The cane crushed to raw sugar ratio of 8.04 compares favourably to the South African sugar industry average of 8.49 and indicates good production efficiencies at both mills. Tsb Sugar operates a refinery at the Malelane mill complex, where raw sugar received from the company's sugar mills is refined for both the local and export markets. The refinery produced 342 489 tons of refined sugar during the year (2008: 333 762 tons).

Tsb Sugar's animal feed operation, Molatek, produces various feed products for the livestock market. The major raw materials (molasses and bagasse) used in the production process are by-products of sugar production. Molatek's production was at the same level as the previous year despite adverse conditions in the marketplace.

Tsb Sugar is also invested in citrus through its 51% share in Golden Frontiers Citrus ("GFC"). GFC owns three citrus estates where grapefruit and oranges are cultivated, harvested and packed for the export market. The marketing of the citrus is undertaken by Komati Fruits, a partnership between various citrus producers. GFC harvested 43 000 tons of grapefruit and 21 000 tons of oranges. The percentage of total production exported was 70% (2008: 68%). GFC also leases a citrus farm from, and manages banana farms on behalf of, newly established BEE companies.

The settlement of land claims registered on Tsb Sugar's farms is progressing well, with the Tenbosch land claim finalised during the previous year. Jointly controlled companies to manage transferred land were formed with land claimants. Negotiations regarding the remaining land claims are in the final stages and are expected to be concluded in the coming financial year.

### Air Products South Africa (Pty) Limited ("Air Products") – Unlisted

Air Products has a September year-end. For the twelve months ended 31 March 2009, Air Products' turnover grew by 13.1% (2008: 15.3%) from R1 006.6 million to R1 138.5 million and Remgro's share in its headline earnings by 8.3% (2008: 30.5%) from R94 million to R102 million.

Air Products is the largest manufacturer in Southern Africa of industrial gases. Air Products also imports and distributes a variety of specialty gases and chemical products that are supplied to a wide range of industries, including steel, chemicals, oil refining, resource minerals, glass, pulp and paper, food packaging as well as general manufacturing, fabrication and welding.

The company operates a number of large-scale plants in Southern Africa, providing cost-effective gas supply solutions to major corporations via pipeline supply or bulk liquid gases delivered by road tankers. A variety of smaller customers are supplied with a wide range of products in cylinders or minitanks. Many of these customers are assisted in the use of these products by innovative technologies supplied by Air Products.

A new air separation plant has been recently commissioned in Newcastle, KwaZulu-Natal, to meet growing demand for gaseous and liquid products in the region.

### Kagiso Trust Investments (Pty) Limited ("KTI") – Unlisted

KTI is a black economic controlled investment holding company. Its investments are predominantly in the financial services, media and mining sectors. Its two largest investments, by value, are its interests in Metropolitan Holdings Limited and Kagiso Media Limited.

KTI's financial year-end is 30 June. However, included in Remgro's headline earnings is KTI's results for the twelve months ended 31 December 2008.

KTI posted a headline loss of R332 million for the twelve months ended 31 December 2008, compared to headline earnings of R211 million in the prior twelve-month period. The headline loss is mainly due to an unfavourable fair value adjustment on the conversion rights attached to its holding of Metropolitan Holdings Limited convertible preference shares as well as a significant drop in the platinum price.

KTI restructured its investment in Alstom, whereby its interest of 22.5% in Alstom SA was disposed of, and acquired 9.5% interest in newly formed Alstom Investment Holdings. The profit on this transaction of R367 million is included in operating profit but not in headline earnings.

### Wispeco Holdings Limited ("Wispeco") – Unlisted

For the twelve months under review, Wispeco's headline earnings included in Remgro's results amounted to R30 million (2008: R64 million).

Wispeco's financial performance was influenced by reducing sales volumes linked to economic downturn and inventory devaluation due to the significant reduction in aluminium prices worldwide. Turnover decreased by 7% on the previous year while inventory devaluation absorbed in the year under review amounted to R39 million.

The building industry represents a prominent market segment for Wispeco's products and was negatively affected by the credit crunch and global economic slowdown. Although residential building activity reduced markedly, infrastructure development and commercial building activity proved more resilient. During the year under review, Wispeco expanded its capability to service previously untapped extrusion market segments with larger, heavier and technically more challenging products.

Apart from the opening of a new stockist branch in Randburg, the year under review was one of consolidation while increasing the focus on productivity and customer service effectiveness. Wispeco continued to drive the development of technical skills in the industry through its variety of training initiatives.

### PGSI Limited ("PGSI") – Unlisted

PGSI's financial year-end is 31 December and therefore its results for the twelve months ended 31 December 2008 have been included in Remgro's headline earnings. PGSI's contribution to Remgro's headline earnings for the period under review was R40 million.

PGSI, through its wholly owned subsidiary PG Group (Pty) Limited, is the largest flat-glass manufacturer in Africa. Products are supplied to the building and construction, home improvement, furniture, solar energy, new vehicle manufacturing, auto glass replacement and rail industries. The group is also a significant exporter of building and auto glass finished products to Africa, Europe and the USA.

For the year ended 31 December 2008, PGSI reported 2% growth in turnover, and 21.8% growth in headline earnings to R174 million. The results for 2008 include a decrease of the liability for cash-settled equity compensation schemes, driven by lower profits reported at PG Group. Operating profits, excluding any impact of compensation schemes, reduced from R330 million in 2007 to R164 million in 2008, mainly due to the pressure of high inflation, electricity cost escalations and sharp price increases in key raw materials on operating margins.

The results of PG Group were negatively impacted by the difficult macro-economic environment. The electricity crisis earlier in the year, high interest rates and a decline in business confidence domestically and globally significantly impacted demand for PG Group's products in both the building and automotive industry. The bedding down of the extensive capital investment programme in both its major flat-glass facility in Springs and its three automotive plants also contributed substantially to the lower returns. These implementation problems were substantially resolved by year-end.

The automotive industry has been severely impacted, with passenger vehicle sales decreasing by 24% from the prior year, and downward pricing pressure from international automotive manufacturers in the light of the global economic downturn. The building industry, however, performed better than the previous year due to a number of large construction projects such as airports, football stadiums, office buildings and hotels. The performance of the residential building market was disappointing, impacted mainly by the high interest rate regime. Overall, the building glass market had a sound year, which to some extent offset the negative automotive environment.

Net financing costs were significantly higher than the prior year, as the capital expenditure programmes at PG Group were financed by debt. These programmes are nearing completion and the group will be well invested in new, world-class equipment and capacity which will improve efficiencies and capabilities to service the market as the economy recovers.

### Dorbyl Limited ("Dorbyl") – Listed

For the financial year ended 31 March 2009, Dorbyl contributed headline losses of R44 million (2008: losses of R20 million) to Remgro's headline earnings.

The deterioration in the results for the year under review was mainly due to massive volume reductions and the ongoing negative impact of global price pressures from automotive original equipment manufacturers preventing increased input costs from being fully recoverable.

The group is in the process of implementing various strategic interventions and actions to dispose of or close certain businesses and to dispose of certain properties.

### MINING INTERESTS

CONTRIBUTION TO HEADLINE EARNINGS

|  | 2009 R million | 2008 R million |
|---|---|---|
| Implats | 346 | 267 |
| Trans Hex | (182) | (3) |
|  | 164 | 264 |

### Implats Limited ("Implats") – Listed

Remgro's interest in Implats is 4.4% and only dividend income has been accounted for. Dividend income of R346 million (2008: R267 million) increased by 30% year on year.

### Trans Hex Group Limited ("Trans Hex") – Listed

Trans Hex reported a headline loss of R637 million (2008: R8 million) for the year ended 31 March 2009. The headline loss was primarily due to the impairment of assets relating to its Angolan operations.

Trans Hex's revenue from continuing operations decreased by 28% to R637 million (2008: R881 million) for the year and losses from continuing operations, before impairments and taxation, amounted to R280 million. South African carat production decreased to 88 933 carats (2008: 107 305 carats), due to lower grades, while diamond prices dropped significantly from September 2008.

The demand for diamonds and the strengthening in prices thereof have improved during the last month of the year under review and Trans Hex anticipates this trend to continue throughout the next financial year. Trans Hex had a net cash position of R205 million (2008: R194 million) at year-end and costs will be controlled to ensure its sustainability in current market conditions.

## CORPORATE FINANCE AND OTHER INTERESTS

CONTRIBUTION TO HEADLINE EARNINGS

| | 2009 R million | 2008 R million |
|---|---|---|
| Central treasury | 144 | 180 |
| Foreign currency profits | 50 | – |
| Net corporate costs | (807) | (56) |
| STC on dividend *in specie* | (686) | – |
| Share scheme costs – non-recurring costs | (33) | – |
| Other | (88) | (56) |
| Other interests | (80) | 9 |
| Business Partners | 28 | 47 |
| Xiocom | (108) | (38) |
| | (693) | 133 |

### Corporate finance

The central treasury division's contribution to headline earnings decreased from R180 million to R144 million. Lower interest rates than in the comparative year resulted in lower interest income being earned. Foreign currency profits amounting to R50 million were realised on the repatriation of R&R dividends (2008: RNil).

The net after-tax corporate costs, which include salaries, donations and the cost of the share incentive schemes, increased by R751 million, from R56 million in 2008 to R807 million in 2009. This increase can be attributed mainly to secondary taxation on companies (STC) amounting to R686 million payable on the dividend *in specie*.

### Other interests

Other interests' contribution decreased from a profit of R9 million in 2008 to a loss of R80 million for the year under review. This decrease can be attributed mainly to losses amounting to R108 million which were equity accounted from the investment in Xiocom (2008: R38 million loss for eight months of the year).

### Business Partners Limited ("Business Partners") – Unlisted

Business Partners is a specialist investment group, providing risk finance, mentorship and property management services to small and medium enterprises in South Africa.

Headline earnings for the twelve months ended 31 March 2009 amounted to R129.8 million (2008: R213.1 million), representing a decrease of 39.1% compared to the previous year. Headline earnings attributable to Remgro for the period was R28 million (2008: R47 million). The decrease in headline earnings is primarily due to the negative impact of the decline in the macro-economic environment over the past twelve months on the small business sector. The operating income has thus been negatively impacted by increases in bad debts and provisions for bad debts.

Investments to the value of R873.5 million (2008: R725.3 million) were advanced during the year, an increase of 20.4% in investment activity.

**Xiocom Wireless, Inc. ("Xiocom") – Unlisted**
Xiocom is a global provider of integrated wireless broadband solutions to network operators in underserved markets. Xiocom offers a range of flexible, market-driven services that substantially reduces the cost to design, deploy and manage broadband wireless networks.

The company made good progress in its first full year of operations. The major events were:

+ Setting up of Main Street Broadband, a company that obtained a $34 million low interest rate, non-recourse loan from a government agency to roll out 66 networks in the rural areas of South Georgia and North Florida in the USA
+ Establishing a joint venture, Xiotel, in the Dominican Republic to deploy a wireless network for which the building of the infrastructure has commenced
+ Acquisition of a wireless network in Madison City, USA

The business was re-organised and re-focused to take account of the current economic environment. Both Main Street Broadband and Xiotel will be operational during the course of the next financial year.

ACKNOWLEDGEMENT
To all of those who contributed to the performance of the Group over the past year, we extend our sincere thanks to: the shareholders for their continued confidence; the managing directors and all colleagues in the various Group companies for their co-operation and support; all other directors, officials and employees for their dedication and all parties concerned for services rendered.

**Johann Rupert**

**Thys Visser**

Stellenbosch
22 June 2009

| | Notes | Shares held million | Stock exchange closing price cents | 31 March 2009 R million | 31 March 2008 R million |
|---|---|---|---|---|---|
| **Tobacco interests** | | | | | |
| R&R Holdings | | | | – | 69 018 |
| **Financial services** | | | | | |
| FirstRand | | 481.1 | 1 206 | 5 803 | 7 698 |
| RMB Holdings | | 302.3 | 2 060 | 6 227 | 7 406 |
| **Industrial interests** | | | | | |
| Medi-Clinic Corporation | | 257.3 | 2 150 | 5 533 | 5 070 |
| Distell Group | | 58.7 | 5 201 | 3 052 | 2 992 |
| Unilever South Africa Holdings | | | | 4 110 | 3 663 |
| Rainbow Chicken | | 214.6 | 1 545 | 3 315 | 3 133 |
| Total South Africa | | | | 1 136 | 2 620 |
| Tsb Sugar | | | | 2 631 | 2 097 |
| Nampak | | 78.1 | 1 260 | 984 | 1 281 |
| Kagiso Trust Investments | | | | 955 | 1 432 |
| Air Products South Africa | | | | 1 563 | 1 538 |
| PGSI | | | | 368 | 773 |
| Wispeco | | | | 345 | 447 |
| Dorbyl | | 14.1 | 350 | 49 | 112 |
| Caxton | | 7.8 | 1 200 | 94 | 113 |
| **Mining interests** | | | | | |
| Implats | | 26.7 | 15 825 | 4 223 | 8 353 |
| Trans Hex Group | | 30.2 | 145 | 44 | 317 |
| **Other** | | | | | |
| Sundry investments and loans | | | | 358 | 344 |
| Deferred taxation asset/(liability) | | | | (422) | (1 027) |
| Other net assets/(liabilities) | | | | 1 301 | 441 |
| **Cash and liquid assets at the centre** | 1 | | | | |
| Local | | | | 874 | 619 |
| Offshore | | | | 5 093 | 2 654 |
| **Intrinsic net asset value** | | | | 47 636 | 121 094 |
| **Potential CGT liability** | 2 | | | (887) | (1 233) |
| **Intrinsic net asset value after tax** | | | | 46 749 | 119 861 |
| Issued shares after deduction of shares repurchased and the shares in The Remgro Share Trust (million) | | | | 471.5 | 472.5 |
| **INTRINSIC VALUE PER SHARE** | | | | **R99.15** | R253.67 |

**Notes**

1. Cash at the centre excludes cash held by subsidiaries and associated companies that are separately valued above.
2. The potential capital gains tax (CGT) liability, which is unaudited, is calculated on the specific identification method using the most favourable calculation for investments acquired before 1 October 2001 and also taking into account the corporate relief provisions. Deferred CGT on investments available-for-sale (Implats and Caxton) is included in "Other" above.
3. Unlisted investments are shown at directors' valuation. Listed investments are shown at stock exchange prices.
4. The intrinsic net asset value per share (ex BAT) on 31 March 2008 was R116.20. For purposes of determining this number, the market value of the investment in BAT of R64 956 million was excluded from the intrinsic net asset value per share reported at 31 March 2008.

Remgro Limited ("Remgro") endorses and is fully committed to compliance with the principles of the King II Report's Code of Corporate Practices and Conduct. The Board advocates sound governance practices by all entities the Company is invested in and all the Company's listed subsidiaries and associated companies endorse the Code of Corporate Practices and Conduct where applicable.

Remgro is an investment holding company. Reference to "the Group" in this context denotes the Company and its wholly owned subsidiaries. Each entity in which the Company is invested has its own governance structures. Effective corporate governance forms part of the Group's investment assessment criteria which is further monitored by non-executive board representation on those boards.

In setting the parameters for this report, guidance was taken from the Global Reporting Initiative (GRI) Boundary Protocol. Disclosure is therefore limited to those entities that could generate significant impact on the Group's sustainability performance and where it exercises control over the financial and operating policies of such entities, save where those entities disclose the relevant information in their own publicised annual reports.

In giving effect to its risk management responsibilities, the Group has implemented and maintained a continuous risk management review programme to ensure a coherent governance approach throughout the Group.

The following are the notable aspects of the Group's corporate governance.

## BOARD CHARTER
The Board has adopted a formal charter which has been implemented to:

+ identify, define and record the responsibilities, functions and composition of the Board, and
+ serve as a reference to new directors.

The charter has been endorsed by all directors of Remgro and is available for inspection at the registered address.

## COMPOSITION OF THE BOARD
Remgro has a fully functional Board that leads and controls the Group. On 31 March 2009, the Board comprised of six executive and nine non-executive directors of whom five are independent.

The roles of the chairman and the chief executive officer are separated. The chairman is a non-executive director but is not independent.

Board members are listed on pages 12 and 13.

## ROLE AND RESPONSIBILITIES OF THE BOARD
The Board is ultimately responsible for the strategic direction, risk appetite, performance and affairs of the Company. In directing the Group, the Board exercises leadership, integrity and judgement based on fairness, accountability, responsibility and transparency so as to achieve sustainable prosperity for the Group.

After approving operational and investment plans and strategies, the Board empowers executive management to implement these and to provide timely, accurate and relevant feedback on progress made.

The Board remains accountable for the overall success of the approved strategies, based on values, objectives and stakeholder requirements, and for the processes and policies to ensure the effectiveness of risk management and internal controls. The Board is the focal point of the Group's corporate governance and is also responsible for ensuring that it complies with all relevant laws, regulations and codes of best business practices.

The Board is responsible for monitoring the operational and investment performance of the Group, including financial and non-financial aspects. It is also responsible for ensuring that procedures and practices are in place which will protect the Group's assets and reputation through accurate and transparent reporting.

The Board has established the following subcommittees to assist it in discharging its duties and responsibilities:

- **The Remuneration and Nomination Committee**, comprising four non-executive directors, advises the Board on the remuneration philosophies and terms of employment of all directors and members of senior management and is responsible for succession planning. The committee is also responsible for nominating directors for appointment and it annually participates in evaluating the performance of executive and non-executive directors. Directors do not have long-term contracts or exceptional benefits associated with the termination of services. The chairman of the Board is chairman of this committee. The chief executive officer attends meetings by invitation.

  The committee has a formal mandate and its effectiveness is evaluated by the Board in terms thereof.

- **The Audit and Risk Committee**, comprising three independent non-executive directors, reviews the adequacy and effectiveness of the financial reporting process; the system of internal control; the management of financial, investment, technological and operating risks; risk funding; accounting policies; interim and annual financial statements; the internal and external audit processes; the Company's process for monitoring compliance with laws and regulations; its own code of business conduct; and procedures implemented to safeguard the Company's assets. The committee furthermore evaluates the effectiveness of the treasury committee and also approves the appointment of the external auditor and the external auditor's fees for audit services and non-audit services.

  As required in terms of the Companies Act, as amended by the Corporate Laws Amendment Act (No. 24 of 2006), the committee is satisfied that it complied with and performed its functions and that the Company's external auditors are independent of the Company.

  The JSE Limited (JSE) Listings Requirements were amended with effect from 1 September 2008, requiring all listed companies to have a financial director, with which requirement the Company has always complied. The committee has considered and has satisfied itself of the appropriateness of the expertise and experience of the financial director.

  An independent non-executive director is chairman of the committee. The committee has a formal mandate and its effectiveness is evaluated by the Board in terms thereof.

- **The Executive Committee**, comprising all six executive directors, meets regularly between Board meetings to deal with issues delegated by the Board.

The Board is responsible for the appointment and induction of new directors. Non-executive directors are selected for their broader knowledge and experience and are expected to contribute effectively to decision-making and the formulation of strategies and policy.

Executive directors contribute their insight of day-to-day operations, enabling the Board to identify goals, provide direction and determine the feasibility of the strategies proposed. These directors are generally responsible for taking and implementing all operational decisions.

## MEETINGS AND QUORUMS

The Articles of Association requires three directors to form a quorum for Board meetings. A majority of members, preferably with significant representation of the non-executive directors, are required to attend all committee meetings.

The Board meets at least six times a year. The Audit and Risk Committee meets at least four times a year, and the Remuneration and Nomination Committee meets at least once a year.

## MATERIALITY AND APPROVAL FRAMEWORK

Issues of a material or strategic nature, which can impact on the reputation and performance of the Group, are referred to the Board. Other issues, as mandated by the Board, are dealt with at senior management level.

The minutes of all the committee meetings are circulated to the members of the Board. Issues that require the Board's attention or a Board resolution, are highlighted and included as agenda items for the next Board meeting.

## REMUNERATION PRINCIPLES

The Company's policy that guides the remuneration of all directors and senior management is aimed at:

- Retaining the services of existing directors and senior management
- Attracting potential directors and senior managers
- Providing directors and senior management with remuneration that is fair and just
- Ensuring that no discrimination occurs
- Recognising and encouraging exceptional and value-added performance
- Ensuring that remuneration structures are consistent with the Company's long-term requirements
- Protecting the Company's rights by means of service contracts

In accordance with these objectives, the Remuneration and Nomination Committee annually reviews and evaluates the contribution of each director and member of senior management and determines their annual salary adjustments. For this purpose it also considers salary surveys compiled by independent organisations.

## DUTIES OF DIRECTORS

The Companies Act places certain duties on directors and determines that they should apply the necessary care and skill in fulfilling their duties. To ensure that this is achieved, best practice principles, as contained in the King II Report on Corporate Governance for South Africa, are applied.

The Board is also responsible for formulating the Company's communication policy and ensuring that spokespersons of the Company adhere to it. This responsibility includes clear, transparent, balanced and truthful communication to shareholders and relevant stakeholders.

After evaluating their performance in terms of their respective charters, the directors are of the opinion that the Board and the subcommittees have discharged all their responsibilities.

## CONFLICTS

Mechanisms are in place to recognise, respond to and manage any potential conflicts of interest. Directors sign, at least once a year, a declaration stating that they are not aware of any undeclared conflicts of interest that may exist due to their interest in, or association with, any other company. In addition, directors disclose interests in contracts that are of significance to the Group's business and do not participate in the voting process of these matters.

All information acquired by directors in the performance of their duties, which is not disclosed publicly, is treated as confidential. Directors may not use, or appear to use, such information for personal advantage or for the advantage of third parties.

All directors of the Company are required to comply with the Remgro Code of Conduct and the requirements of the JSE regarding inside information, transactions and disclosure of transactions.

## COMPANY SECRETARY AND PROFESSIONAL ADVICE

All directors are entitled to seek independent professional advice concerning the affairs of the Group, at the Company's expense.

All directors have unlimited access to the services of the company secretary, who is responsible to the Board for ensuring that proper corporate governance principles are adhered to. Board orientation or training is done when appropriate.

## GOING CONCERN

At least once a year the Board considers the going concern status of the Group with reference to the following:

- Net available funds and the liquidity thereof
- The Group's residual risk profile
- World economic events
- The following year's strategic business plan, budgets and cash flow models
- The Group's current financial position

## SERVICE COMPANY

A subsidiary of Remgro, M&I Group Services Limited (M&I), renders management and support services to Remgro and its group members. M&I recovers its costs through fees for services rendered to companies. An agreement has also been entered into with VenFin Limited to provide certain support and administrative services to the VenFin group of companies at fees determined annually. The net costs of M&I is part of the corporate costs of Remgro.

## RISK MANAGEMENT AND INTERNAL CONTROL

In determining strategic goals, the Board of Directors has ensured its understanding of all the risks identified in the Group's investment portfolio with a view to maximising sustainable profits and growth. These risks are continuously measured against the risk appetite determined by the Board.

The categories of risk identified can be broadly classified as follows:

- **Performance risks** which relate to those risks managed by the Board and include strategic risk, opportunity risk, reputational risk, liquidity risk, and also risks relating to corporate governance, social responsibility and stakeholder relations.

+ **Investment risk** inherent to existing investments. The Board has delegated the responsibility for investment risk management to the boards of the various investee companies. The Remgro Board monitors that these delegated responsibilities are effectively executed.

+ **Operational risks** which include operational effectiveness and efficiency, safeguarding of assets, compliance with relevant laws and regulations, reliability of reporting, effective operational risk management, human resource risk, technology risk, business continuity and risk funding.

The Board has documented and implemented a comprehensive risk management system, which incorporates continuous risk assessment, evaluation, and internal control embedment.

The Enterprise-wide Risk Management system applicable to the Group comprises the following:

+ **Group risk analysis**
The purpose of the Group risk analysis is to reconfirm and update the Group's consolidated risk profile. This ensures that the residual risk profiles by individual investment, and in total, remain within the risk tolerances set by the Board and that new emerging risks and opportunities are identified and responded to in time.

+ **Activity risk assessment**
The activity risk assessment further refines the Group's risk assessment at key activity level relevant to the achieving of detailed objectives and ensures that risk management initiatives are duly prioritised and resourced appropriately.

+ **Operational risk management**
The Board influences the control environment by setting ethical values and organisational culture while ensuring that management styles, delegated authorities, business plans and management competency are appropriate, effective and efficient.

Operational risks are managed mainly by means of effective internal control which is designed to provide reasonable assurance regarding the constant achievement of organisational objectives and to reduce the possibility of loss or misstatement to within acceptable levels.

Management structures have been established to focus on certain key risk activities, including treasury, safety, health, environment, asset protection, tax and risk funding.

+ **Treasury**
Given its nature and the substantial amount of cash management within the Group, control of treasury risk is regarded as very important. The responsibility of the central treasury department is to manage the risks associated with rates of return, compliance, liquidity as well as investment, financing and foreign exchange transactions in accordance with a written mandate.

A treasury committee, comprising nominated members of senior management, is responsible for determining policy and procedures, ensuring appropriate levels of management competency and giving regular feedback to the Board via the Audit and Risk Committee. The treasury policy also ensures that the return on cash reserves is optimised taking cognisance of investment and credit risk and the Group's liquidity requirements.

V&R Management Services (V&R), a company registered and managed in Switzerland, renders treasury services for foreign subsidiaries. These companies have service contracts which record V&R's obligations and responsibilities concerning their treasury policies as approved and monitored by their respective Boards. V&R's activities and risk management practices are annually subject to independent audits. Remgro and VenFin each holds 50% of V&R.

- **Risk funding**
  Where residual risks are deemed significant or risks have a low probability of occurrence with a potential significant impact, appropriate insurance cover is acquired or suitable hedging strategies considered.

- **Integrated assurance**
  The Board does not only rely on the adequacy of the internal control embedment process but regularly receives and considers reports on the effectiveness of risk management activities. The Audit and Risk Committee ensures that the assurance functions of management as well as internal and external audit are sufficiently integrated.

  The various assurance providers to the Board comprise the following:

  - The Executive Committee and senior management consider the Company's risk strategy and policy along with the effectiveness and efficiency thereof.

  - The Audit and Risk Committee considers the adequacy of risk management strategies, systems of internal control, risk profiles, legal compliance, internal and external audit reports and also reviews the independence of the auditors, the extent and nature of their engagements, scope of work and findings. This committee also reviews the level of disclosure in the annual financial statements and the appropriateness of accounting policies adopted by management, the ethics register and other loss incidents reported. The Board reviews the performance of the Audit and Risk Committee against its charter.

    *INTERNAL AUDIT*
    The Group's internal audit division is an effective independent appraisal function and employs a risk-based audit approach, formally defined in accordance with the Institute of Internal Auditors' (IIA) definition of internal auditing and documented in a charter approved by the Board. The head of this department has direct access to the chairman of the Audit and Risk Committee as well as to the chairman of the Group.

    *EXTERNAL AUDIT*
    The Company's external auditor attends all Audit and Risk Committee meetings and has direct access to the chairman of the Audit and Risk Committee and the chairman of the Group. The external audit scope of work is adequately integrated with the Internal Audit function without the scope being restricted.

    Other services provided by the external auditor mainly relate to tax matters and are effected by a department independent to the audit partners.

The Audit and Risk Committee is also required to:

- Approve the external auditor's terms of engagement, audit approach and fees (including non-audit fees)
- Ensure the independence of the external auditor
- Approve external auditor's appointment for the ensuing financial year
- Pre-approve all fees paid to the external auditor for non-audit services

Where required, the Audit and Risk Committee implements procedures to guide and record its decision-making processes.

The directors are of the opinion that, based on enquiries made and the reports from the internal and external auditors, the risk management programmes and systems of internal control of the Company and its dependent subsidiaries were effective for the period under review. In this regard Tsb Sugar and Rainbow Chicken are considered to be independent and are therefore not reported on here.

The Audit and Risk Committee has satisfied itself that there are effective audit committees functioning at the Company's independent subsidiaries, joint ventures and associated companies.

## DEALINGS IN SECURITIES

In accordance with the Listings Requirements of the JSE, the Company has adopted a code of conduct for insider trading. During the closed period directors and designated employees are prohibited from dealing in the Company's securities. Directors and designated employees may only deal in the Company's securities outside the closed period, with the authorisation of the chairman or the managing director. The closed period lasts from the end of a financial reporting period until the publication of financial results for that period. Additional closed periods may be declared from time to time if circumstances warrant it.

## ATTENDANCE AT MEETINGS

| | Directorate | Audit and Risk Committee | Remuneration and Nomination Committee |
|---|---|---|---|
| **Number of meetings held** | 7 | 4 | 2 |
| | | | |
| **Attendance by directors** | | | |
| J P Rupert | 7 | | 2 |
| M H Visser | 7 | | |
| P E Beyers | 6 | | |
| W E Bührmann | 7 | | |
| L Crouse | 7 | | |
| G D de Jager | 6 | 4 | 2 |
| J W Dreyer | 7 | | |
| P K Harris | 5 | | 2 |
| E de la H Hertzog | 7 | | |
| J Malherbe | 7 | | |
| M M Morobe | 7 | | |
| J A Preller (Mrs) | 7 | | |
| F Robertson | 7 | 4 | 2 |
| T van Wyk | 7 | | |
| H Wessels[1] | 4 | 3 | |

*(1) On 22 August 2008, Mr H Wessels was appointed as a director of the Company and as chairman of the Audit and Risk Committee. He attended all meetings since his appointment.*

As Remgro is an investment holding company, disclosure regarding sustainability is limited to that of the Company and its wholly owned subsidiaries, including Wispeco and Tsb Sugar. Social and sustainability reporting for listed investees is contained in the annual reports of those entities.

The main aspects to report on are as follows:

## STAKEHOLDER RELATIONS

The following are recognised as stakeholders in the Company:

- Shareholders and lenders as providers of capital
- The State as policy maker and regulator
- The investment community as interested party
- The community, through the creation of employment, and part benefactor of taxes paid by profitable organisations and as a recipient of social contributions

The Board regularly reviews its strategies against the requirements of the stakeholders to ensure a balance between long-term growth and the viability of the Company and the environment in which it operates.

## GROUP ETHICS

The late Dr Anton Rupert, founder of the Group, more than 40 years ago drew up guidelines for doing business successfully. These guidelines developed into what is today Remgro's value system. The Company believes that these values incorporate the spirit in which it strives to be a good corporate citizen. It furthermore believes that ethical behaviour stems from the value system, as communicated and demonstrated by the Board of Directors.

Remgro's commitment to ethical behaviour is contained in the following documents:

- Code of ethics
- Gift policy
- Computer: Acceptable usage policy
- Disciplinary code

## SAFETY AND ENVIRONMENT

The Company has a duly constituted health and safety committee, as required by the Occupational Health and Safety Act. This committee assists the Board in ensuring that the Company provides and maintains a safe and healthy risk-free environment for staff and visitors by identifying risks and ensuring that controls designed to mitigate these risks are effective and complied with.

Most of the Company's core activities are regarded as having a low impact on the environment.

The Company benchmarks its current environmental practices against the criteria stipulated in the Global Reporting Initiative™ (GRI) Framework. These include:

- Materials
- Energy
- Water
- Biodiversity
- Emissions, effluents and waste
- Suppliers
- Products and services
- Compliance
- Transport

Where deemed appropriate, usage and impact are being quantified and measured against best practices. Where appropriate, compliance with safety, health and environmental systems is measured against formal standard systems and is subjected to independent review.

Tsb Sugar has set itself performance measures and consumption targets to minimise its environmental impact, for example bagasse, a by-product of the sugar production process, that is utilised to generate electricity. Most of Tsb Sugar mills' electricity needs are generated from bagasse. Surplus electricity is supplied into the Eskom national network. Given the moisture content in sugar cane, Tsb Sugar also repatriates more water back into the environment than originally used in the production process.

The environmental sustainability initiative also extends into nature conservation, education and awareness.

### CLIMATE CHANGE

Remgro participated in the carbon emission disclosure project (CPD6) during the previous year and was recognised for its leadership in this regard. This initiative will be continued in CPD7.

### HIV/AIDS POLICY

From an investment holding company perspective, the risk of HIV/Aids comprises two elements, namely:

### GROUP RISK

Given the potential impact of HIV/Aids on the markets, on human capital, cost of employment and on the operational processes of the various businesses invested in, this risk is managed within the governance structures of the various investee companies.

The progress of these policies and strategies is monitored against best practice standards.

### COMPANY RISK

Remgro has a formal HIV/Aids policy and is committed to manage the pandemic, and the business risks associated with it, actively. The policy makes provision, inter alia, for the following:

- Compliance with all legal requirements as far as HIV/Aids is concerned
- No discrimination against employees or potential employees based on their HIV status
- Strict confidential treatment of information on the HIV status of employees
- General measures to prevent accidental infection

Remedi Medical Aid Scheme, of which most of Remgro's staff are members, has a management plan for HIV/Aids in which employees can choose to participate. M&I, as specialised service company, employs all the staff of Remgro.

### EMPLOYEES

Summary of employees of the operating subsidiaries

|  | 2009 | 2008 |
|---|---|---|
| Rainbow Chicken | 7 417 | 7 653 |
| Wispeco | 1 041 | 1 039 |
| Tsb Sugar (excluding contract workers) | 3 008 | 3 010 |
| Other | 11 | 11 |
|  | 11 477 | 11 713 |
| M&I | 168 | 172 |
|  | 11 645 | 11 885 |

The boards of directors of the individual operating subsidiaries are responsible for their own strategies regarding employment equity, HIV/Aids, training and other personnel matters.

## PANDEMICS

As part of its awareness of community risk, the Group monitors pandemic risks and will take appropriate steps as and when required.

## EMPLOYMENT EQUITY

Remgro strives, in accordance with the Employment Equity Act, to afford all staff the opportunity to realise their full potential.

Remgro's management and personnel are continuously involved in determining training and development needs and in implementing and monitoring a labour plan. Special attention is given to those groups which, because of historic reasons, may be in a disadvantaged position.

In accordance with the requirements of the Employment Equity Act, M&I, on behalf of Remgro, annually submits a labour plan to the Department of Labour.

Because of the specialised nature of its operations, Remgro's work force is characterised by the following:

- A high level of expertise within the top structure of the organisation and in various specialised divisions
- A young employee profile, especially with regard to management
- A low turnover rate of staff and, consequently, limited opportunities for new appointments

Remgro believes that the quality of its staff is an important sustainable competitive advantage. Therefore it believes that its success does not lie in the uniformity of its staff, but in the diversity and development of their collective talents, for which space and opportunity will always be created.

Human resource policies and procedures also address the issues of non-discrimination, child labour, disciplinary practices, human rights, etc.

## BBBEE – BROAD-BASED BLACK ECONOMIC EMPOWERMENT

The Board believes that BBBEE is a social, political and economic imperative and it supports and encourages the Company's subsidiaries and associated companies' initiatives in this regard. To the extent that Remgro's subsidiaries and associated companies implemented BBBEE, Remgro's shareholders effectively participate in BBBEE and the effect and success thereof. Although the ideal is to support all people to realise their full potential, special focus is needed on those who, for historical reasons, have lagged behind. The aim is to enable them to compete on merit in the market. We look forward to the day when all South Africans, especially all our children, can participate in our economy on a non-racial and equal basis.

Remgro was awarded a score of 44.18% in the FM Empowerdex 2009 "Top Empowerment Companies". Performance is assessed against the Generic Scorecard as there is no charter for investment holding companies. Remgro monitors the performance of its investees as regards BBBEE performance through its Board representation in these investee companies.

## SOCIAL INVESTMENT

Corporate citizenship, namely the commitment of business to contribute to sustainable economic development, endorses the principle that no business exists in isolation but is undeniably an integral part of the environment in which it operates. In its relationship with all stakeholders (clients, personnel and the community) Remgro strives to be a value partner.

The Company's donation programme focuses primarily on the development of young people from disadvantaged communities to promote their self-esteem. This is done in the belief that such investments will provide sound dividends in the future.

Donations to deserving institutions are usually made over specific periods and, although they cover quite a wide range, there is one noticeable exception: political parties. Although the Company respects the individual's right of choice to get involved in these organisations, Remgro does not exercise a choice itself.

During the past year the Company has been involved in the following:

### ENTREPRENEURSHIP AND TRAINING

**Tsiba** – for the Tertiary School in Business Administration (Tsiba), founded five years ago in Cape Town, 2008 has been a year of many firsts. Most significantly, Tsiba's first students graduated with B degrees in Business Administration (BBA). It was also the first year that Tsiba implemented an Independent Assessment and Evaluation Board to oversee its quality assurance processes.

Another achievement was that 95% of the foundation class proceeded with the degree course – a significant improvement from previous years. A pass rate of 64% was achieved and a full tuition scholarship awarded to these students to study for a BBA degree. In recent years, Tsiba has improved its capacity to the extent that 120 students could be admitted to the foundation class at the beginning of 2009 – an increase of 50% compared to 2008.

Tsiba's Entrepreneurship Centre also made headlines when a computer training centre, supported in Khayelitsha, won the first prize in the Western Cape division of a business plan competition for beginner enterprises. Many small businesses have already benefited from their involvement in Tsiba's centre.

Remgro has committed itself to supporting Tsiba for a full student cycle of four years.

**Shalamuka Foundation –** it is the objective of this foundation to ensure long-term funding for the highly successful Penreach Programme by which teacher development is supported, especially in Mpumalanga.

Penreach is an excellent example of what can be achieved when people really want to make a difference and when they are voluntarily committed to change and development. More than 2 000 black teachers (95% women), are reached by Penreach annually, impacting the lives of more than 350 000 learners in rural areas.

Besides working with teachers and school management, Penreach is also working with Gr. 10 to 12 mathematics and science learners. These young learners attend regular tutorial lessons on Saturday mornings and it is heart-warming and rewarding to see them improving their marks substantially during the year.

With its mission statement to improve the quality and accessibility of education for teachers and learners in disadvantaged schools, Penreach has established a model which can be implemented elsewhere. The preparation work is currently under way to do just that.

**Beyers Naudé School Development Programme (BNSDP) –** fighting poverty through education, with a particular emphasis on rural communities, has from the outset been the guiding principle of the BNSDP, which falls under the auspices of the Kagiso Trust.

The philosophy behind the programme is that rural communities have the potential to play a vital part in building the national economy, provided that all young people have access to good education. The role of schools in rural communities is crucial, not only because of the provision of essential education, but also because they are often the only institutions in these communities and are therefore used for a variety of purposes.

BNSDP was established with the aim of restoring the culture of learning and teaching in schools, while at the same time developing functional and sustainable relationships between stakeholders within the school community. At present the organisation is involved in 50 schools in Limpopo, Mpumalanga, KwaZulu-Natal, Eastern Cape and Free State.

**SciMathUS –** for this post-matric programme of the University of Stellenbosch, 2008 has been a challenging and fulfilling year. The students' hunger for success was a driving force, enabling them to embrace the new curriculum with enthusiasm and zest.

The programme achieved a 100% pass rate and most of the students showed a significant improvement in their marks. The use of problem-based learning proved to be a very effective method of bridging the curriculum gap. The end of the year examination started later than in previous years, giving the students an extra month for tuition and revision.

Of the final 2008 group of 62 students, all drawn from disadvantaged communities, 27 were female and 35 male; 22 were black and 40 Coloured and Indian. Forty-two students came from the Western Cape, six from Gauteng, four each from the Northern Cape and KwaZulu-Natal, two each from the Eastern Cape and North West and one each from Mpumalanga and Limpopo. All 62 students completed the course successfully and applied for tertiary education.

Since 2001, more than 450 students have gone through the programme. It is probably fair to say that as long as Gr. 12 learners are leaving school with results in mathematics and physical sciences preventing them from entering tertiary education, SciMathUS will have a role to play.

**Paul Roos Academy –** during its sixth year of operation, the Academy shifted its focus from learners with the potential to pass matric to those with the ability to pass mathematics in matric. This decision has partly been influenced by the withdrawal of one of the leading sponsors and has resulted in a drop in numbers from 233 learners in 2008 to 180 in 2009.

2008 also saw the first group of learners writing their matriculation examination. They were members of the first enrolment of 60 Gr. 7 learners in 2002. Because of a lack of experience in the selection process at the time, all the learners were not academically the strongest in their particular group. Eventually 25 (42%) persevered of whom 22 were successful.

Besides financial support, the Academy benefits from voluntary contributions by various organisations. Thus the Creative Education Foundation, with two members each from the United States, the Netherlands and South Africa, presented their course on creative problem-solving and youth leadership for the sixth consecutive year.

**Bergzicht Training Centre –** based in Stellenbosch this centre provides education in job-related skills to unskilled and unemployed people from a disadvantaged background and assists qualified learners to find employment. By providing the tools needed to break cycles of poverty, Bergzicht is addressing one of the most pressing needs faced by vulnerable communities in our country.

Since its inception in 1992, the Bergzicht Centre has trained more than 9 000 people and has established a reputation for quality training and the delivery of results in areas where they matter most. Through its infrastructure, skills and competencies, Bergzicht has become an important role player in developing the country's human potential.

Remgro has committed itself to supporting the Training Centre for three years.

**Equip –** this development programme of the National Business Initiative in five schools in the Stellenbosch area has been sponsored by Remgro since 2005. After a shaky start, the programme gathered momentum and in 2008 some outstanding results were achieved. Kayamandi High improved its overall pass rate for Gr. 12s from 71% to 86%, while the secondary school Stellenzicht achieved an increase from 62% to 74.4%.

At the handing-over function of the last tranche of money to the schools in November, it was reported that in every area of school life – from academic to sport to the school grounds and facilities – tremendous improvements were evident. The increased motivation and energy of teachers were also noticeable.

During the past year the growth in the learner population, especially in Kayamandi, has led to the establishment of two additional schools. When approached by Equip, Remgro has decided to extend its support for another year to accommodate the two newcomers.

**ORT SEED –** is a partnership project between ORT-Tech, the Winelands District of the Western Cape Education Department and Remgro to offer specialised training and support in curriculum development and implementation for teaching mathematics, natural science, technology and literacy from Gr. R to 7.

ORT-Tech facilitates on-site curriculum development at Idas Valley and Rietenbosch primary schools. They receive supportive expertise and other resources and act as anchor schools for an outreach programme to 15 primary schools in the surrounding area. Remgro has committed itself to the programme for three years as an extension of its support to the Equip project.

The main goals of ORT SEED include the following: to make sure that learners in anchor schools benefit fully from the expertise of ORT-Tech in terms of methods of teaching; to become a role model to other schools in technology, mathematics, natural science and literacy implementation; to support the professional development of educators through on-site training in their classrooms; to provide educators with access to resources and to upgrade their skills and knowledge; and to create, through outreaching, the opportunity for educators to network and share the best teaching, learning and assessment practices.

### Environment

**WWF South Africa (WWF-SA) –** since the establishment of the Southern African branch of this international conservation body by Remgro's founder more than 40 years ago, the Company has used WWF-SA as its sole channel of involvement in conserving the region's rich natural resources. In recent years WWF-SA has increasingly become our national conscience regarding environmental matters.

WWF-SA plays a fundamental role in the conservation sector, both by executing in-house conservation projects and by making it financially possible for others to undertake related work. As part of the global WWF network, which operates in nearly 100 countries, WWF-SA is in a unique position, within a developing economy, to generate pragmatic, science-based solutions to global environmental challenges.

Climate change is the greatest human-induced crisis facing the world today. Southern Africa, in particular, will most probably be affected due to extreme temperature rises coupled with severe reductions in rainfall. Therefore WWF-SA has moved from merely focusing on conserving species and the natural environment, to tackling global environmental challenges such as climate change, water shortage and the human footprint.

Ultimately WWF-SA believes that, by engaging business and the society at large, it is still possible to change behaviour and to leave a living planet for future generations.

### Cultural development

**Klein Karoo National Arts Festival (KKNK) –** has experienced a very successful 15th year, with a good balance achieved between ticket-buyers and casual visitors to the festival. Performances attained a 65% attendance rate against 40% in 2008.

The Remgro/VenFin scholarship for the development of a career in the arts was awarded to a learner of George High School, Zaida Fortuin, who intends to use the money to further a career in professional dancing.

Remgro's contribution was also partially used for audience development. As part of this process a committee of art and cultural representatives was appointed to consider free and cheaper tickets. More than 3 000 such tickets were made available to choirs, drama societies, dancing schools, school groups and senior citizens – the emphasis mainly being on classical music, dancing theatre and drama.

**Field Band Foundation (FBF) –** a combination of inadequate education, depressed socio-economic circumstances and low employment prospects threatens to marginalise the youth of our country. This is the challenge the FBF has accepted with enthusiasm.

2008 has once again been a busy year for the FBF. Both the USA and the Norwegian exchange programmes enabled a handful of youngsters to have a lifetime experience while improving their musical skills. The FBF is also working hard to create a Know Your Status culture among its members. During an HIV workshop 338 FBF members, between the ages of 14 and 24, were tested, four positively. The results were lower than expected and give a positive indication of the FBF's success in helping its members to take responsibility for their personal development.

A profile of the Stellenbosch Field Band gives an indication of the social fabric of our society and the trying circumstances under which the FBF operates. The band has 313 members comprising sister bands in Cloetesville and Macassar. It boasts a total of 153 boys and 160 girls from a total of 30 schools in the region. One hundred and thirty seven members (43.8%) stay with both parents, 83 with mothers only, nine with fathers and the rest with either grandparents, relatives or guardians. Of the parents 24% of mothers and 75% of fathers are unemployed.

**WAT –** the Dictionary of the Afrikaans Language (WAT) had a tough start in 2008 when its annual PanSALB subsidy was reduced by one third. Sterling support from sponsors fortunately neutralised this substantial loss.

Good operational progress has been made during the year. The manuscript of the 14th volume of the dictionary (the letter R) was completed by the end of October when the layout, setting and proof-reading commenced. WAT plans to start with the letter S this year.

One of the highlights of the year involved presenting the 13th international Afrilex congress (Afrilex being the acronym for African Association for Lexicography). Approximately 100 people registered for the congress during which 35 papers were delivered.

WAT is accessible on the internet and the fact that the six largest South African universities have bought the right to use the internet version of the dictionary, benefiting some 300 000 students, bears testimony to its relevance.

**Children's Art Festival (CAF) –** since its inception 21 years ago, the CAF has grown steadily, and during the past three years some 2 000 children have attended its workshops, making it an established feature of the Grahamstown National Arts Festival. CAF's mission is to provide pre-primary children and primary school learners from every segment of society with a stimulating and exciting education in the arts.

CAF focuses on elevating the status of art and culture, which, for a number of reasons, is still lacking in the majority of South African primary schools. It believes that well-rounded, healthy learners result from a balance between academic and creative endeavours. The heartbeat of the programme is to release the latent artist within every child by exposing him or her to new skills involving hand/eye co-ordination as well as to diverse cultures and talents of craftsmen, artists, actors, dancers and musicians.

In 2008, 227 pupils who attended CAF's workshops during the National Arts Festival were sponsored. Because of Remgro's contribution the scope of the workshops could be increased and better equipment and more sophisticated techniques introduced. The sponsored workshops are structured in such a way that the children can take things home that would be useful to them, such as candles, mosaic mirrors and name boards.

### Sport development

**SA Golf Development Board (SAGDB) –** by providing coaching and playing opportunities for children from underprivileged areas, the SAGDB has been able to make golf accessible to many who would otherwise not have had the resources to play. During the past nine years, some 16 000 young South Africans have benefited from this programme.

However, the focus is not on the game only. The SAGDB continues using the sport to teach valuable life lessons that are important off the golf course as well as on it. Young players learn that dedication, integrity and self-belief are key elements to success which can be applied to all aspects of life. While expanding the game, SAGDB is also assisting in building safe, sustainable and healthy communities, one child at a time.

A landmark development, with huge implications for SAGDB, was announced in September last year when the SA Golf Association (SAGA) made a critical decision to support the growth of golf across the country. From January 2010 the SAGA will increase its annual affiliation fees, the proceeds of which will be channelled to the SAGDB. This means that the body responsible for expanding the game across South Africa will now be guaranteed an ongoing source of support.

Because of this far-reaching decision, SAGDB, with 3 000 children in its national programme and a recognised source of new talent, will be able to sustain its current operations as well as extending its support for the first time to North West, Mpumalanga and Limpopo.

**Western Cape Cricket Academy –** Remgro has been associated with the Academy since the early 1990s and has witnessed its growth in the number of players and its stature within the South African cricket community.

Over the past years it has produced many excellent players for Western Province, Boland as well as for other provinces. In the recent past, we have seen two exceptional players, JP Duminy and Paul Harris, making headlines.

The current Cobras Franchise Squad of 22 is made up of no fewer than 17 present and former Academy players, while the Western Province and Boland amateur teams comprise respectively 17 and 16 present and former players of the Academy.

Excellent progress has also been made in the women's section. Notably, six players represented South Africa during the past year at the World Cup in Australia.

## Community development

**Ikamva Labantu –** is a broad-based community development project for black urban dwellers in the Western Cape. It caters for the needs of pre-school children, orphans, seniors and the youth, and has become a model of what can be achieved by people with initiative, dedication and an intimate knowledge of the communities they serve.

During the past two years the vulnerable children's programme, sponsored by Remgro/VenFin, in a sense has redefined the activities of Ikamva's family support sector – a sector which aims to build the capacity of affiliated carers who will, in turn, enhance the care of orphans and vulnerable children in other areas.

The project was designed as a pilot model with the potential for replicating it in similar communities elsewhere in the country. The pilot project involves seven different areas: education (enrolling children, school fees, uniforms, stationery, etc.), financial assistance, food security, accessing documentation and grants, emotional support and accessing health services and food gardens.

The great success and the impact of the pilot project enabled Ikamva to apply this accepted, effective and sustainable model of intervention across its vulnerable children's programme which is currently reaching approximately 1 000 children in the townships of Philippi East, Gugulethu, Khayelitsha, Langa, New Crossroads, Blue Downs, Du Noon and Nyanga.

In an external evaluation of the vulnerable children's programme the following was said about Ikamva: "An organisation that constantly questions itself with the objective of improving is more likely to do so than one that does not attempt it. Ikamva is not afraid of re-examining things to see how these can be rendered more efficiently and effectively."

**u Mephi –** takes care of children in need through its network of satellite, halfway and foster homes. Ten years ago children in need were mostly abused and abandoned children. Today the picture has changed dramatically and nearly 80% of all children in need are Aids-affected.

By 2015 there will be approximately 3.5 million children in need in South Africa and u Mephi estimates that it will need to grow its services by 25% annually to help care for the children affected by this pandemic. It plans to establish three new halfway houses in each province by the end of 2009.

Since 2001, u Mephi has moved more than 2 500 babies through its homes, while more than 1 400 babies could be placed with adoptive parents. More than 45% of babies admitted have been reunited with their parents or extended families.

**Stellenbosch Community Development Programme (SCDP) –** daily between 900 and 1 000 primary school children in Kayamandi are fed as part of this nutritional programme. According to recent surveys the number of malnourished children in this township has decreased significantly.

The mothers who are participating in the food parcel programme continue to express their gratitude for the help received from the SCDP in their desperately poor lives. Their dedication to the vegetable garden and craft club is testimony to this.

SCDP reports that the improvements which have been seen since the start of the programme four years ago, are tangible and real – lives are being changed for the good and the feedback from the children and their mothers is most heart-warming.

### Healthcare

**Wits/Donald Gordon Medical Centre (WDGMC) –** the past year was effectively the second year of the official integration of WDGMC into the training programme of the Wits Faculty of Health Sciences. This integration was made possible only by the generous financial contributions received from donors. Regarding developments in the academic programme in 2008, it was a year of introspection into the relationships between WDGMC and its partners, the Wits Faculty of Health Sciences and Medi-Clinic.

In December 2007, a strategic planning session was held with senior members of the Faculty and the WDGMC academic leadership during which both the vision of WDGMC and its strategic importance within the faculty were reaffirmed. This was followed in May 2008 by a strategic planning day where issues such as the governance of the board and the difficulties in managing the differences which exist between WDGMC and other private hospitals were debated. How to manage the hospital efficiently and cost-effectively without stifling development is a question which needs to be addressed in the current year.

WDGMC is likely to have an impact on the specialist and subspecialist training within the Wits Faculty of Health Sciences in a number of ways. Within the next five years the centre aims to increase the number of subspecialists produced in the country by as much as 40%. The last twelve months have sadly seen a resurgence in the wave of doctors choosing to leave South Africa. WDGMC has been relatively spared from this loss and hopes to continue to offer doctors a reasonable alternative to emigration by giving them the opportunity of having the benefits of both private and academic medical practices in one facility.

**Organ Donor Foundation of SA (ODF) –** celebrated its 20th anniversary in June 2008 and can be proud of its role over so many years in addressing the critical shortage of organ and tissue donors in South Africa. 2008 was also a very positive year for the ODF, with the number of individuals registering as organ donors increasing enormously. Statistics over the past three years show that more and more South Africans are educated and informed on the subject of organ donation.

Remgro once again made its contribution to this admirable cause by sponsoring four flights for the transport of organs. A special thank you must go to the staff of Falconair for their wonderful support in this regard.

# 2009

FINANCIAL REPORT

# CONTENTS

# STATEMENT OF RESPONSIBILITY

The directors are responsible for the maintenance of adequate accounting records and the preparation and integrity of the annual financial statements included in this Annual Report.

The annual financial statements are prepared, in accordance with International Financial Reporting Standards (IFRS) and the requirements of the South African Companies Act, on the going concern basis and incorporate full and responsible disclosure. The annual financial statements are based upon appropriate accounting policies and supported by reasonable and prudent judgements and estimates.

The directors are satisfied that the information contained in the financial statements fairly represents the results of operations for the year and the financial position of the Group at year-end. The accuracy of the other information included in the Annual Report was considered by the directors and they are satisfied that it accords with the financial statements.

The directors are also responsible for the Company's system of internal financial controls. The system was developed to provide reasonable, but not absolute, assurance regarding the reliability of the financial statements, the safeguarding of assets, and to prevent and detect misrepresentation and losses.

The directors are of the opinion that the Group will continue as a going concern in the future.

The financial statements were audited by the independent auditor, PricewaterhouseCoopers Inc., to whom unrestricted access was given to all financial records and related information. The auditor's report is presented on page 54.

Signed on behalf of the Board of Directors.

**Johann Rupert**
*Chairman*

**Thys Visser**
*Chief Executive Officer*

Stellenbosch
22 June 2009

## STATEMENT BY THE COMPANY SECRETARY

I, Mariza Lubbe, being the Company Secretary of Remgro Limited, hereby certify that all returns required of a public company have, in respect of the year under review, been lodged with the Registrar of Companies and that all such returns are true, correct and up to date.

**Mariza Lubbe**
*Secretary*

Stellenbosch
22 June 2009

# AUDIT AND RISK COMMITTEE REPORT

TO THE MEMBERS OF REMGRO LIMITED

The Audit and Risk Committee has pleasure in submitting this report, as required in terms of the Companies Act (No. 61 of 1973), as amended ("Companies Act"). The Audit and Risk Committee consists of three non-executive directors who act independently as described in section 269A of the Companies Act. During the year under review four meetings were held and the committee members attended all the meetings. At the meetings the members fulfilled all their functions as prescribed by the Companies Act. A detailed list of the functions of the audit and risk committee is contained in the corporate governance report. The Audit and Risk Committee has satisfied itself that the auditors are independent of the Company and are thereby able to conduct their audit functions without any influence from the Company.

**Herman Wessels**
*Chairman of Audit and Risk Committee*

Stellenbosch
22 June 2009

# REPORT OF THE INDEPENDENT AUDITOR

TO THE MEMBERS OF REMGRO LIMITED

We have audited the annual financial statements and group annual financial statements of Remgro Limited, which comprise the directors' report, the balance sheet and the consolidated balance sheet as at 31 March 2009, the income statement and the consolidated income statement, the statement of changes in equity and the consolidated statement of changes in equity, the cash flow statement and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes, as set out on pages 55 to 121.

## Directors' responsibility for the financial statements

The Company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards (IFRS) and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

## Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company and of the Group as at 31 March 2009, and of their financial performance and their cash flows for the year then ended in accordance with IFRS and in the manner required by the Companies Act of South Africa.

PricewaterhouseCoopers Inc.

PRICEWATERHOUSECOOPERS

*Director: N H Döman*
*Registered Auditor*

Cape Town
22 June 2009

Dear Shareholder

The Board has pleasure in reporting on the activities and financial results for the year under review.

## NATURE OF ACTIVITIES

The Company is an investment holding company. Cash income is derived mainly from dividends and interest. The consolidated annual financial statements of the Company and its subsidiaries also incorporate the equity accounted attributable income of associated companies and joint ventures.

During the year under review the investment in British American Tobacco Plc (BAT) was unbundled to shareholders as an interim dividend *in specie* amounting to R55.2 billion. Refer to the section on "Investments" below for further details of the unbundling.

After the unbundling referred to above the Group's interests consist mainly of investments in banking and financial services, printing and packaging, motor components, glass products, medical services, mining, petroleum products, food, wine and spirits and various other trade mark products.

## RESULTS

| Year ended 31 March: | 2009 | 2008 |
|---|---|---|
| Headline earnings (R million) | 4 660 | 7 991 |
| – per share (cents) | 987.7 | 1 692.8 |
| – diluted (cents) | 954.8 | 1 649.0 |
| | | |
| Headline earnings from continuing operations (R million)* | 3 168 | 4 551 |
| – per share (cents) | 671.5 | 964.1 |
| – diluted (cents) | 659.2 | 928.3 |
| | | |
| Earnings – net profit for the year (R million) | 45 330 | 9 893 |
| – per share (cents) | 9 607.9 | 2 095.7 |
| – diluted (cents) | 9 570.4 | 2 048.9 |
| | | |
| Dividends (R million)** | 902 | 2 471 |
| – ordinary – per share (cents) | 190.00 | 510.00 |

*  *Headline earnings from continuing operations is calculated by excluding the equity accounted income of BAT, as well as all non-recurring costs relating to the unbundling.*

** *A final dividend of 110 cents (2008: 330 cents) per share was declared after the year-end and was therefore not provided for in the annual financial statements. No STC is payable on these dividends.*

## INVESTMENTS

The most important changes during the year under review were as follows:

### GROUP RESTRUCTURING

On 7 October 2008 Remgro shareholders approved the unbundling of the investment in BAT by way of an interim dividend *in specie*, and on 3 November 2008 Remgro distributed 192.9 million ordinary shares in BAT and 302.6 million Reinet Investments S.C.A. (Reinet) depositary receipts (DRs) to Remgro shareholders in the ratio of 40.6054 BAT ordinary shares and 63.6977 Reinet DRs for every 100 Remgro shares held.

The interim dividend *in specie* amounted to a total amount of R55.2 billion and secondary taxation on companies (STC) of R686.0 million was payable on this dividend. In addition to the STC payable, Securities Transfer Tax (STT) amounting to R144.1 million was also payable. As R129.7 million of the STT was paid on behalf of Remgro shareholders with the unbundling of the ordinary shares in BAT to them, this amount is included in the interim dividend *in specie* referred to above.

Due to the fact that the ordinary shares in BAT and Reinet DRs were distributed at market value, a capital gain of R40 805.0 million was realised on the dividend *in specie*.

All cautionary and other announcements relating to the unbundling of the investment in BAT are available on Remgro's website at www.remgro.com.

### REPURCHASE OF REMGRO SHARES

At 31 March 2008 8 554 019 Remgro ordinary shares (1.9%) were held as treasury shares. During the six months ended 30 September 2008 a wholly owned subsidiary company of Remgro acquired 3 500 000 Remgro ordinary shares at an average price of R189.71 for a total amount of R666.4 million. These shares were acquired for the purpose of hedging the new share appreciation right scheme that was implemented subsequent to the unbundling of the investment in BAT. At 30 September 2008, 12 054 019 Remgro ordinary shares (2.7%) were held as treasury shares.

During the year under review no Remgro ordinary shares were purchased by The Remgro Share Trust, while 1 042 426 shares were delivered to participants against payment of the subscription price.

Subsequent to 30 September 2008, as part of the preliminary steps to the unbundling of the investment in BAT, the 8 554 019 Remgro ordinary shares held as treasury shares and 969 836 of the Remgro ordinary shares held by The Remgro Share Trust were cancelled after the unbundling of the investment in BAT was approved by Remgro shareholders. The balance of the Remgro ordinary shares held by The Remgro Share Trust, were delivered to participants and a wholly owned subsidiary company of Remgro provided a direct finance facility to the participants to allow them to settle the outstanding purchase price. At 31 March 2009 the outstanding amount of the direct finance facility amounted to R73.6 million and this amount is included in the balance sheet as a non-current asset under "Loans".

At 31 March 2009, 3 500 000 Remgro ordinary shares (0.8%) were held as treasury shares.

As a result of the 3.5 million treasury shares acquired and as part of the unbundling of the investment in BAT, the wholly owned subsidiary company that acquired the treasury shares, also received ordinary shares in BAT and Reinet DRs. At 31 March 2009, 1 252 712 ordinary shares in BAT and 1 966 260 Reinet DRs were held. These investments were classified as financial instruments "available-for-sale" for accounting purposes and only dividend income from these investments will in the future be accounted for in the income statement. The unbundling of the investment in BAT also resulted in Remgro receiving 196 626 Reinet warrant receipts. These warrant receipts were sold during December 2008 and an after-tax capital gain of R2.9 million was realised on this transaction.

### XIOCOM WIRELESS, INC. (XIOCOM)

During the 2008 financial year Remgro acquired a 37.5% interest, on a fully diluted basis, in Xiocom, a USA company that specialises in the deployment and operation of wireless broadband networks. Remgro has conditionally committed funds amounting to $50.0 million to Xiocom and on 31 March 2008 $11.25 million had already been invested. During the year under review Remgro invested a further $17.5 million in Xiocom.

For the year under review Xiocom was equity accounted for the twelve months to 31 March 2009, compared to eight months in the comparative year.

### PG GROUP OF COMPANIES (PGSI)

With effect from 31 July 2007 Remgro acquired a 24.5% interest, on a fully diluted basis, in PGSI for R719.5 million. PGSI is the foreign holding company of the Plate Glass group. During the year under review Remgro invested a further $1.0 million (or R7.9 million) in PGSI. On 31 March 2009, Remgro's interest in PGSI, on a fully diluted basis, was 25.0%.

During March 2009 Remgro advanced a bridging loan amounting to R29.0 million to PGSI in anticipation of a PGSI rights offer intending to raise up to R300 million from shareholders.

For the year ended 31 March 2009 PGSI, which has a December year-end, has been equity accounted for the twelve months to December 2008 compared to the five months to December 2007 in the comparative year.

### Kagiso Trust Investments (Pty) Limited (KTI) and the Kagiso Infrastructure Empowerment Fund (KIEF)

During the 2007 financial year, Remgro entered into agreements with KTI and KIEF, in terms of which it committed funds amounting to R350 million to KIEF. The fund has a target size of R650 million and aims to invest in infrastructure projects, including roads, airports, power and telecommunication installations, railway systems, ports, water and social infrastructure. By 31 March 2008, Remgro invested R50.4 million of the R350 million committed. During the year under review Remgro invested a further R24.7 million in KIEF.

### Business Partners Limited (Business Partners)

During the year under review Remgro acquired a further 930 900 Business Partners shares for a total amount of R5.8 million. On 31 March 2009, Remgro's interest in Business Partners was 20.8% (31 March 2008: 20.2%) on a fully diluted basis.

### Tsb Sugar Holdings (Pty) Limited (Tsb Sugar)

With effect from 1 April 2007 Tsb Sugar concluded the Tenbosch land claim whereby it disposed of 4 800 hectares (ha) of irrigated sugar cane agricultural land in the Nkomazi region to land claimants in terms of a land reform transaction for an amount of R285 million. The transaction constituted the first phase of Tsb Sugar's land reform process.

The second phase of Tsb Sugar's land reform transactions of approximately 6 000 ha is currently in progress and consists of the remaining claimed land, situated mainly in the Malelane area. This transaction is expected to be completed in the next financial year.

*Post balance sheet events:*

### KWV Investments Limited (KWV Investments)

On 14 April 2009, Remgro acquired 4 028 136 KWV Investments shares (9.6% shareholding) for a total consideration of R258.5 million. As Remgro's interest in Distell Group Limited (Distell) is held through Remgro-KWV Investments Limited, in which both Remgro and KWV Investments have a 50% interest, this acquisition effectively increases Remgro's indirect interest in Distell by 2.8% to 32.0% (31 March 2009: 29.2%).

For accounting purposes the investment in KWV Investments will be classified as a financial instrument "available-for-sale" and only dividend income will in the future be accounted for in the income statement.

### Xiocom

Since 31 March 2009 a further $3.0 million was invested in Xiocom. Currently $31.75 million of the $50.0 million conditional commitment has already been invested.

### Group restructuring

On 8 June 2009 Remgro and VenFin Limited announced that they are engaged in discussions regarding a possible merger of the two companies.

The boards of directors of the respective companies have proposed that the possible merger will be implemented on a net asset value (NAV) basis and will exclude VenFin's shareholding in Dimension Data Plc (Didata). Based on the NAV of Remgro and VenFin (excluding VenFin's shareholding in Didata) as at 5 June 2009, the agreed value date of the transaction, it is anticipated that VenFin shareholders will receive 1 Remgro share for every 6.25 VenFin shares held.

All cautionary and other announcements relating to the possible merger are available on Remgro's website at www.remgro.com.

## CASH RESOURCES

**The Company's cash resources at 31 March 2009 were as follows:**

|  | Local<br>R million | Offshore<br>R million | Total<br>R million |
|---|---:|---:|---:|
| Per consolidated balance sheet | **1 507** | **3 543** | **5 050** |
| Investment in money market funds | **–** | **1 578** | **1 578** |
| Less: Cash of operating subsidiaries | **(633)** | **(28)** | **(661)** |
| **Cash at the centre** | **874** | **5 093** | **5 967** |

On 31 March 2009, approximately 31% (R1 578 million) of the available offshore cash at the centre was invested in money market funds which are not classified as cash and cash equivalents on the balance sheet. Refer to note 15 to the annual financial statements for further details.

## GROUP FINANCIAL REVIEW

### Comparison with prior year

With effect from 3 November 2008 the investment in BAT was distributed to Remgro shareholders as an interim dividend *in specie*. For the year under review the investment in BAT was accordingly only equity accounted for the seven months to 31 October 2008.

In order to facilitate year-on-year comparison, headline earnings and headline earnings per share are also presented for continuing operations, which excludes the equity accounted income of BAT, as well as all non-recurring costs relating to the unbundling.

### Balance sheet

The analysis of "Equity" and of "Source of headline earnings" below reflects the sectors into which the Group's investments have been classified. No adjustment has been made where investments are active mainly in one sector but also have interests in other sectors.

|  | 2009 | | 2008 | |
|---|---:|---:|---:|---:|
|  | R million | R per<br>share | R million | R per<br>share |
| *Equity employed* | | | | |
| Attributable to equity holders | **38 072** | **80.75** | 57 227 | 121.11 |
| *Employment of equity* | | | | |
| Tobacco interests | **–** | **–** | 21 891 | 46.33 |
| Financial services | **10 969** | **23.27** | 10 559 | 22.34 |
| Industrial interests | **10 025** | **21.26** | 15 182 | 32.14 |
| Mining interests | **11 329** | **24.03** | 7 619 | 16.12 |
| Corporate finance and other interests | **5 749** | **12.19** | 1 976 | 4.18 |
|  | **38 072** | **80.75** | 57 227 | 121.11 |

## Income statement

| Source of headline earnings | 2009 R million | % | 2008 R million | % |
|---|---|---|---|---|
| Tobacco interests | 2 295 | 49 | 3 579 | 45 |
| Financial services | 1 576 | 34 | 2 120 | 26 |
| Industrial interests | 1 318 | 28 | 1 895 | 24 |
| Mining interests | 164 | 4 | 264 | 3 |
| Corporate finance and other interests | (693) | (15) | 133 | 2 |
| | 4 660 | 100 | 7 991 | 100 |

| Composition of headline earnings | 2009 R million | 2008 R million |
|---|---|---|
| Subsidiary companies | 142 | 910 |
| Profits | 159 | 933 |
| Losses | (17) | (23) |
| Associated companies and joint ventures | 4 518 | 7 081 |
| Profits | 5 023 | 7 148 |
| Losses | (505) | (67) |
| | 4 660 | 7 991 |

### SHARE SCHEMES

During the year under review a new share scheme, the Remgro Equity Settled Share Appreciation Right Scheme (the SAR Scheme), was implemented in addition to the existing Remgro Share Scheme. No new allocations under the Remgro Share Scheme have been made during the year under review. In terms of the SAR scheme participants are offered shares to the value of the appreciation of a specified number of Remgro ordinary shares that can be exercised at different intervals but before the expiry of seven years from date of grant.

The earliest intervals at which the share appreciation rights are exercisable are as follows:
* One-third after the third anniversary of the grant date
* Two-thirds after the fourth anniversary of the grant date
* The remainder after the fifth anniversary of the grant date

Refer to note 25 to the annual financial statements for full details on the Remgro Share Scheme as well as the SAR Scheme.

### PRINCIPAL SHAREHOLDER

Rembrandt Trust (Pty) Limited (Rembrandt Trust) holds all the issued unlisted B ordinary shares of the Company and is entitled to 44.89% (2008: 44.83%) of the total votes.

An analysis of the shareholders appears on pages 123 and 124.

### SUBSIDIARY COMPANIES AND INVESTMENTS

Particulars of subsidiary companies, associated companies and other investments are disclosed in Annexures A and B.

## DIRECTORS

The names of the directors appear on pages 12 and 13.

Mr D Prins and Mrs M Ramos resigned as independent non-executive directors on 22 August 2008 and 26 February 2009 respectively. The Board of Directors wishes to thank them for their contribution. On 22 August 2008 Mr H Wessels was appointed as an independent non-executive director and was also appointed as the chairman of the Audit and Risk Committee.

In terms of the provision of the Articles of Association, Messrs J P Rupert, P E Beyers, W E Bührmann, P K Harris, M M Morobe and H Wessels retire from the Board by rotation. These directors are eligible and offer themselves for re-election.

## DIRECTORS' INTERESTS

At 31 March 2009 the aggregate of the direct and indirect interests of the directors and their associates in the issued ordinary share capital of the Company amounted to 1.26% (2008: 0.94%).

Mr J P Rupert is a director of Rembrandt Trust which owns all the issued unlisted B ordinary shares.

An analysis of directors' interests in the issued capital of the Company appears on page 125.

## DIRECTORS' EMOLUMENTS

The total directors' fees for services rendered as directors during the past financial year amounted to R2 697 000 (2008: R2 525 000).

## ACQUISITION OF SHARES OF THE COMPANY

It is recommended that a general authority be granted to the Board to acquire, should circumstances warrant it, the Company's own shares and to approve the acquisition of shares in the Company by any of its subsidiaries, subject to the provisions of the Companies Act (No. 61 of 1973), as amended ("Companies Act"), and the Listings Requirements of the JSE Limited ("Listings Requirements"). It is further recommended that a general authority be granted to the Board to enable the Board to, subject to the provisions of the Companies Act and the Listings Requirements, enter into derivative transactions which may or will lead to the Company being required to purchase its own shares.

Special resolutions to grant this general authority to the Board are incorporated in the notice of the annual general meeting that appears on page 126.

## SPECIAL RESOLUTIONS

No special resolutions have been passed by the Company's major subsidiaries, the nature of which might be significant in respect of the state of affairs of the Group.

## DIVIDENDS

The final ordinary dividend per share was determined at 110 cents (2008: 330 cents). Total ordinary dividends per share in respect of the financial year to 31 March 2009 therefore amount to 190 cents (2008: 510 cents).

For a Remgro shareholder who continues to hold ordinary shares in BAT as well as Reinet DRs, this means an increase of 8.0% in dividend income when compared to the previous financial year.

## DECLARATION OF CASH DIVIDEND

**Declaration of dividend No. 18**

A final dividend of 110 cents (2008: 330 cents) per share was declared in respect of both the ordinary shares of one cent each and the unlisted B ordinary shares of ten cents each, for the financial year ended 31 March 2009.

**Payment**

The final dividend is payable on Monday, 24 August 2009, to shareholders of the Company registered at the close of business on Friday, 21 August 2009.

Shareholders may not dematerialise or rematerialise their holdings of ordinary shares between Monday, 17 August 2009, and Friday, 21 August 2009, both days inclusive.

## SECRETARY

The name and address of the Company Secretary appears on page 122.

## APPROVAL

The annual financial statements set out on pages 55 to 121 have been approved by the Board.

Signed on behalf of the Board of Directors.

**Johann Rupert**
*Chairman*

**Thys Visser**
*Chief Executive Officer*

Stellenbosch
22 June 2009

The annual financial statements are prepared on the historical cost basis, unless otherwise indicated, in accordance with International Financial Reporting Standards (IFRS), the requirements of the Companies Act (No. 61 of 1973), as amended, and the Listings Requirements of the JSE Limited.

These financial statements incorporate accounting policies that have been consistently applied to both years presented.

During the year new accounting interpretations and amendments to IFRS became effective. The adoption of these new accounting interpretations and amendments to IFRS had no impact on the results of either the current or prior years.

The composition of the Group's net profit is relevant for a proper understanding of its financial results. Due to the nature of the Group's operations a significant portion of its net profit results from associated companies and joint ventures. Consequently, additional information relating to the Group's share of the after-tax profit of associated companies and joint ventures is disclosed separately on the face of the income statement.

In order to promote comparability, equity accounted income from associated companies and joint ventures, which is presented on an after-tax basis, is disclosed after the tax line on the income statement.

"Consolidated profit" represents the profit of the Company and its subsidiary companies before equity accounted income, while "Trading profit" represents the profit of the operating subsidiaries in the Group, before investment income, finance costs and items of a capital nature.

The accounting policies that the Group applied in the presentation of the financial statements are set out below.

**(1) CONSOLIDATION AND EQUITY ACCOUNTING**

**Consolidation – subsidiary companies**

All entities in which the Group, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has the power to exercise control over the operations, are included in the consolidated financial statements in the accepted manner. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

The purchase method of accounting is used to account for the acquisition of subsidiaries. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination, irrespective of the extent of minority interests, are measured initially at their fair values at the acquisition date. The excess of the cost of the acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is accounted for directly in the income statement. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

The results of subsidiary companies acquired or disposed of during the year are included in the consolidated income statement from or to the date on which effective control was acquired or ceased.

Intergroup transactions, balances and unrealised gains are eliminated on consolidation. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The accounting policies of subsidiaries conform to the policies adopted by the Group. Accounting policies between various industries have been aligned to the extent that it is material and appropriate for the specific industry.

Special purpose entities are consolidated when the substance of the relationship between the Group and the special purpose entity indicates that the Group effectively controls the entity.

The Group applies a policy of treating transactions with minority shareholders as transactions with equity owners of the Group. For purchases of minority interests, the difference between the consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is deducted from equity. When interests in subsidiaries are sold to minority shareholders, any difference between the consideration received and the interest of the minority shareholder in the carrying value of the subsidiary's net assets are also accounted for in equity.

**Consolidation – The Remgro Share Trust**

The Remgro Share Trust has been consolidated as it is effectively controlled by the Company.

**Equity accounting – joint ventures**

All jointly controlled ventures are accounted for according to the equity method as with associated companies.

**Equity accounting – associated companies**

Entities that are neither subsidiaries nor joint ventures, but in which a long-term interest is held and over whose financial and operating policies a significant influence can be exercised, are accounted for according to the equity method as associated companies. The results of associated companies, acquired or disposed of, are included in the consolidated income statement from the date on which effective significant influence begins or until it ceases. Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associate. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's share of retained income is transferred to non-distributable reserves. The Group's share of other movements in the reserves of associated companies is accounted for as changes in consolidated non-distributable reserves. The carrying value of the Group's associated companies includes goodwill identified at acquisition. When the Group's share of losses in an associated company equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associated company.

Dilutionary and anti-dilutionary effects of equity transactions by associated companies that Remgro is not party to, are accounted for directly against reserves.

Certain associated companies have year-ends that differ from that of the Company. In such circumstances the results of listed and certain unlisted companies are accounted for from the latest published information and management accounts as at year-end, respectively. The accounting policies of associated companies have been changed where necessary to align them to those of Remgro and its subsidiaries to the extent that it is material and appropriate for the specific industry in which the associate operates.

**Separate financial statements**

In Remgro's separate financial statements, investments in subsidiaries, joint ventures and associated companies are carried at cost.

## (II) Property, plant and equipment and depreciation

**Land and buildings, machinery, equipment, office equipment and vehicles** – are stated at historical cost less accumulated depreciation. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation on buildings, machinery, equipment, office equipment and vehicles is provided on a straight-line basis at rates that reduce the cost thereof to an estimated residual value over the expected useful life of the asset. The residual values and expected useful lives of assets are reviewed annually on balance sheet date and adjusted where necessary. No depreciation is provided for land.

**Leased assets –** Assets leased in terms of finance leases, i.e. where the Group assumes substantially all the risks and rewards of ownership, are capitalised at the inception of the lease at the lower of the fair value of the leased asset or the present value of the minimum finance lease payments. Leased assets are depreciated over the shorter of the lease period or the period over which the particular asset category is otherwise depreciated. The corresponding rental obligations, net of finance charges, are included in non-current liabilities. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The finance charges are accounted for in the income statement over the term of the lease using the effective interest rate method.

Leases of assets where the lessor substantially retains all the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are accounted for in income on a straight-line basis over the period of the lease.

**Pre-production and borrowing costs –** Pre-production and borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets until such assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from borrowing costs capitalised.

(III)   **BIOLOGICAL AGRICULTURAL ASSETS**
The fair value of the biological agricultural assets is determined on the following basis:

**Sugar cane –** Roots are valued at the current establishment and replacement cost and the value is proportionally reduced over the estimated useful life of the roots. Standing cane is valued at its best-estimated recoverable value less harvesting, transport, agricultural levies and other over-the-weighbridge costs.

**Citrus –** Orchards are valued at the current establishment and replacement cost adjusted for maturity levels and the value is proportionally reduced over the estimated useful life of the orchards. Citrus fruit is valued at the best-estimated recoverable values less harvesting, transport and agricultural levies.

**Bananas –** Bananas are valued at the current establishment costs and the value is proportionally reduced over the expected life of banana trees.

**Breeding stock –** Breeding stock includes the breeding and laying operations. Hatching eggs are included in breeding stock. Breeding stock is measured at their fair value less estimated closure point-of-sale costs at reporting dates. Fair value is determined based on market prices or, where market prices are not available, by reference to sector benchmarks.

Gains and losses arising on the initial recognition of these assets at fair value less estimated point-of-sale costs and from a change in fair value less estimated point-of-sale costs are accounted for in profit and loss during the period in which they arise.

Sugar cane, citrus and bananas are reported in the balance sheet as non-current assets, while breeding stock is reported as current assets.

**(iv) INVESTMENT PROPERTIES**

Investment properties are held to generate rental income and appreciate in capital value. Investment properties are treated as long-term investments and are carried at cost less accumulated depreciation. Buildings are depreciated to their estimated residual values on a straight-line basis over their expected useful lives.

Investment properties are valued by external independent professional valuers every third year.

**(v) INTANGIBLE ASSETS**

**Goodwill –** On the acquisition of an investment, fair values at the date of acquisition are attributed to the identifiable assets, liabilities and contingent liabilities acquired.

Goodwill is the difference between the cost of the investments and the fair value of attributable net assets of the subsidiaries, joint ventures and associated companies at the acquisition dates. Goodwill is reported in the balance sheet as non-current assets and is carried at cost less accumulated impairment losses.

Goodwill attributable to associated companies and joint ventures is included in the carrying value of these companies.

**Trade marks –** The cost of developing and establishing trade marks is expensed as incurred. Consequently, the value thereof is not reflected in the annual financial statements. The cost of purchased trade marks is written off on a straight-line basis over their expected useful lives.

**Research and development costs –** Research cost is expensed as incurred. Where the asset recognition criteria have been met, development cost is capitalised and written off over the expected useful life of the product. Development cost previously expensed is not recognised as an asset in a subsequent period.

Trade marks and capitalised development costs with indefinite useful lives are not amortised.

**(vi) FINANCIAL INSTRUMENTS**

Financial instruments disclosed in the financial statements include cash and cash equivalents, investments, derivative instruments, debtors and short-term loans, trade and other payables and borrowings. Financial instruments are initially recognised at fair value, including transaction costs, when the Group becomes party to the contractual terms of the instruments. The transaction costs relating to the acquisition of financial instruments held at fair value through profit and loss are expensed. Subsequent to initial recognition, these instruments are measured as follows:

**Loans and receivables –** Loans and receivables are non-derivative financial instruments with fixed or determinable payments that are not quoted in an active market. These instruments are carried at amortised cost using the effective interest rate method.

**Held-to-maturity financial instruments –** Instruments with fixed maturity that the Group has the intent and ability to hold to maturity are classified as held-to-maturity financial instruments and are carried at amortised cost using the effective interest rate method.

**Available-for-sale financial instruments –** Other long-term financial instruments are classified as available-for-sale and are carried at fair value. Unrealised gains and losses arising from changes in the fair value of available-for-sale financial instruments are recognised in non-distributable reserves in the period in which they arise. When these financial instruments are either derecognised or impaired, the accumulated fair value adjustments are realised and included in the income statement.

**Financial instruments at fair value through profit and loss –** These instruments, consisting of financial instruments held-for-trading and those designated at fair value through profit and loss at inception, are carried at fair value. Derivatives are also classified as held-for-trading unless they are designated as hedges. Realised and unrealised gains and losses arising from changes in the fair value of these financial instruments are recognised in the income statement in the period in which they arise.

**Trade payables and borrowings –** Trade payables and borrowings are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method.

All purchases and sales of financial instruments are recognised at the trade date.

Financial assets (or portions thereof) are derecognised when the Group realises the rights to the benefits specified in the contract, the rights expire or the Group surrenders or otherwise loses control of the contractual rights that comprise the financial asset. On derecognition, the difference between the carrying amount of the financial asset and proceeds receivable, as well as any prior adjustments to reflect fair value that had been recognised in equity, is included in the income statement.

Financial liabilities (or portions thereof) are derecognised when the Group's obligation specified in the contract is discharged or cancelled or has expired. On derecognition, the difference between the carrying amount of the financial liability, including related unamortised costs, and the amount paid for it is included in the income statement.

The fair value of financial instruments traded in an organised financial market is measured at the applicable quoted prices. The fair value of the financial instruments that are not traded in an organised financial market is determined using a variety of methods and assumptions that are based on market conditions and risk existing at balance sheet date, including independent appraisals and discounted cash flow methods. Fair values represent an approximation of possible value, which may differ from the value that will finally be realised.

There are Group companies that are parties to derivative financial instruments that reduce exposure to financial risks. These instruments mainly comprise forward contracts. Certain Group companies apply hedge accounting. Gains and losses arising from cash flow hedges are recognised directly in equity, while those arising from fair value hedges are recognised in the income statement in the period in which they arise. Group companies that do not apply hedge accounting, recognise changes in the fair value of these and other derivative instruments in the income statement in the period in which they arise.

Any derivatives embedded in financial instruments are separated from the host contract when their economic characteristics are not closely related to those of the host contract and the host contract is not carried at fair value. Gains and losses are reported in the income statement.

Where a current legally enforceable right of set-off exists for recognised financial assets and financial liabilities, and there is an intention to settle the liability and realise the asset simultaneously, or to settle on a net basis, all related financial effects are offset.

## (VII) Non-current assets held for sale and discontinued operations

Non-current assets (or disposal groups) are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. These assets (or disposal groups) are measured at the lower of its carrying amount or fair value less costs to sell.

The Group classifies a component as a discontinued operation when that component has been disposed of, or is classified as held for sale; and

+ it represents a separate major line of business or geographical area of operations;
+ is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
+ is a subsidiary acquired exclusively with a view to resale.

A component of the Group comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes from the rest of the Group.

## (viii) Inventories

Inventories are stated at the lower of cost or net realisable value. The basis of determining cost, which excludes finance costs, is the first-in first-out cost method. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Where applicable, provision is made for slow-moving and redundant inventories. Work in progress and finished goods include direct costs and an appropriate allocation of manufacturing overheads.

## (ix) Taxation

Current taxation is provided by using current rates in terms of applicable tax laws.

Deferred taxation is provided for at current rates using the balance sheet liability method. Full provision is made for all temporary differences between the taxation base of an asset or liability and its balance sheet carrying amount. No deferred tax liability is recognised in those circumstances where the initial recognition of an asset or liability has no impact on accounting profit or taxable income. Assets are not raised in respect of deferred taxation, unless it is probable that future taxable profits will be available against which the deferred taxation asset can be realised in the foreseeable future.

Secondary taxation on companies is provided for in respect of dividend payments, net of dividends received or receivable and is recognised as a taxation charge for the year.

## (x) Foreign currencies

### Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates, i.e. its functional currency. The functional currency of the Company and the presentation currency of both the Company and the Group is rand. All amounts, unless otherwise indicated, are stated in millions.

### Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates prevailing at the date of the transactions. Except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges, foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of foreign currency denominated monetary assets and liabilities are recognised in the income statement. Translation differences on non-monetary items are accounted for based on the classification of the underlying items. Foreign exchange gains and losses on financial instruments classified as available-for-sale financial assets are included in equity, whereas those on financial instruments held at fair value through profit and loss are reported as part of the fair value gain or loss.

### Group entities

The results and financial position of all foreign operations (excluding those operating in hyperinflationary economies) that have a functional currency different from the Group's presentation currency are translated into the presentation currency as follows:

- Assets and liabilities are translated at the closing rate on the balance sheet date.
- Income and expenses for each income statement are translated at average exchange rates for the year, to the extent that such average rates approximate actual rates.
- All resulting exchange differences are recognised directly in equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken directly to equity. On disposal of foreign operations, the related exchange differences are recognised in the income statement as part of the profit or loss on disposal. Goodwill and fair value adjustments arising on the acquisition of foreign operations are treated as assets and liabilities of the foreign operation and translated at closing rates at balance sheet date.

### (XI) IMPAIRMENT OF ASSETS

**Goodwill and intangible assets with indefinite lives**

These assets are assessed annually for possible impairments. For purposes of impairment testing, goodwill is allocated to cash-generating units, being the lowest component of the business measured in the management accounts that is expected to generate cash flows that are largely independent of another business component. Impairment losses relating to goodwill are not reversed. Any impairment is recognised in profit and loss.

**Other assets**

The Group assesses at each balance sheet date whether there is objective evidence that other assets may be impaired.

- **Impairment – subsidiaries, joint ventures and associated companies**
  An asset is impaired if its carrying amount is greater than its estimated recoverable amount, which is the higher of its fair value less cost to sell or its value in use. The carrying amounts of subsidiaries, joint ventures and associated companies are reviewed if there is objective evidence of impairment and written down where necessary.

- **Investment property, property, plant and equipment and intangible assets with finite useful lives**
  Where these assets are identified as being impaired, that is when the recoverable amount has declined below its carrying amount, the carrying amount is reduced to reflect the decline in value. Such written-off amounts are accounted for in the income statement.

- **Financial instruments carried at amortised cost**
  A financial asset is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (a 'loss event') and that loss event has an impact on the estimated future cash flows of the financial asset that can be reliably estimated.

  If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has occurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognised in the income statement. If a held-to-maturity investment or a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under contract. As a practical expedient, the Group may measure impairment on the basis of an instrument's fair value using an observable market price.

If in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, such as improved credit rating, the previously recognised impairment loss is reversed and is recognised in the income statement.

- **Financial assets carried at fair value**
  If any objective evidence of impairment exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and current fair value, less any impairment loss on the financial asset previously recognised in profit or loss is removed from equity and recognised in the income statement.

  Impairment losses on equity instruments that were recognised in the income statement are not subsequently reversed through the income statement – such reversals are accounted for in equity.

## (XII) PROVISIONS

Provisions are recognised when a present legal or constructive obligation exists as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Provisions are measured at the present value of the expected expenditure required to settle the obligation using a pre-tax rate that reflects the current market assessment of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

## (XIII) EMPLOYEE BENEFITS

### Post-retirement benefits

*PENSION OBLIGATIONS* – Companies in the Group provide defined benefit and defined contribution post-retirement plans for their employees. The plan assets are held in separate trustee-administered funds. These plans are funded by payments from the employees and the Group, taking into account recommendations of independent qualified actuaries.

For the defined benefit plans, the pension accounting costs are assessed using the projected unit credit method. The cost of providing pensions is charged to the income statement to spread the regular costs over the service lives of the employees in accordance with advice of qualified actuaries. The pension obligation is measured as the present value of the estimated future cash outflows using interest rates of government securities that have maturity terms approximating the terms of the related liability.

Past-service costs are immediately expensed, unless the changes to the pension plan are conditional on the employees remaining in service for a specified vesting period, in which case the past-service costs are amortised on a straight-line basis over the vesting period.

The net surplus or deficit of the benefit obligation is the difference between the present value of the funded obligations and the fair value of the plan assets. If the cumulated unrecognised actuarial gains and losses at the end of the previous reporting period exceed the greater of ten percent of the defined benefit obligation or defined benefit plan's assets, that excess is recognised in future periods over the expected average remaining working lives of the participating employees.

The Group's contribution to the defined-contribution pension plans is charged to the income statement in the year in which they relate.

*Post-retirement medical obligations* – The Group provides post-retirement medical benefits to its retirees. The entitlement to post-retirement medical benefits is based on the employees remaining in service up to retirement age and the completion of a minimum service period. The projected unit credit method of valuation is used to calculate the liability for post-retirement medical benefits.

The expected costs of these benefits are expensed and the liabilities accumulated over the period of employment, using accounting methodology similar to that for defined-benefits pension plans. Independent qualified actuaries value these obligations.

## Equity compensation plans

The Remgro Group operates various equity settled share-based compensation plans. All offers granted after 7 November 2002 that have not vested by 1 January 2005 are accounted for as share-based payment transactions. The fair value of offers is determined on the grant date and is accounted for as an employee services expense over the vesting period of the offer, with a corresponding increase in equity, based on the Group's estimate of the number of shares that will eventually vest. Fair value is determined using a binomial model. The expected contract life used in the model has been adjusted based on management's best estimate of the effects of non-transferability, exercise restrictions and behavioural considerations.

Any profits or losses that realise from shares being delivered to participants of the schemes are recognised directly in equity. The proceeds received net of any directly attributable transaction costs are accounted for against treasury shares when the options are exercised.

## Short-term benefits

Employee entitlements to leave are recognised when they accrue to employees involved. A creditor is created for the estimated liability for leave as a result of services rendered by employees up to balance sheet date.

## (xiv) Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, short-term government debt instruments, deposits held at call with banks, and investments in money market instruments, net of bank overdrafts. In the balance sheet, bank overdrafts are included in short-term interest-bearing loans.

## (xv) Revenue recognition

The sale of goods is recognised when the significant risks and rewards of ownership of the goods have been transferred. Revenue arising from services is recognised when the service is rendered. Sales comprise the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group's activities and are disclosed net of value added tax, returns, rebates and discounts.

Interest is recognised on a time proportion basis (taking into account the principal outstanding, the effective rate and the period), unless collectability is in doubt. Dividends are recognised when the right to receive payment is established.

## (xvi) Share capital

Ordinary shares and B ordinary shares of the Company are classified as equity. Costs directly attributable to the issue of new shares are accounted for in equity as a deduction from the proceeds.

Shares in the Company held by Group companies and those held by The Remgro Share Trust are classified as treasury shares and are held at cost. These shares are treated as a deduction from the issued number of shares and taken into account in the calculation of the weighted average number of shares. The cost price of the shares is deducted from the Group's equity.

**(XVII) DIVIDEND DISTRIBUTION**

Distribution of assets to the shareholders of the Company are accounted for at fair value.

**(XVIII) CURRENT/NON-CURRENT DISTINCTION**

Items are classified as current when it is expected to be realised, traded, consumed or settled within twelve months after the balance sheet date, or the Group does not have an unconditional right to defer settlement for at least twelve months after the balance sheet date.

**(XIX) CRITICAL ACCOUNTING JUDGEMENTS AND CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS**

The preparation of the financial statements necessitates the use of estimates, assumptions and judgements that affect the reported amounts in the balance sheet and income statement. Although estimates are based on management's best knowledge and judgements of current facts as at balance sheet date, the actual outcome may differ from those estimates.

**Critical judgements in applying the Group's accounting policies**

The most critical judgement exercised relates to the classification of investments as associated companies rather than investments available-for-sale. There are some investments over which Remgro is believed to have significant influence although it has an interest of less than 20% in these companies. However, as Remgro has board representation and is one of the major shareholders of these companies, its influence over their financial and operating policies is significant. Those investments are accordingly accounted for as associated companies using the equity method. The fair value of associated companies is set out in note 6 to the annual financial statements.

Critical judgement is also exercised with regards to the determination of the functional currency of the offshore entities that holds the group's cash and short-term financial investments. The functional currencies of these entities are determined with reference to the currency in which the entities receive their operating cash inflows, as these most faithfully represent the economic effects of the underlying transactions, events and conditions. The operations of these entities are clearly separated from those of the parent and are managed separately from each other in terms of a strategic investment plan to invest in hard currencies based on specific and pre-determined portfolio allocations. As a result, exchange differences arising on the translation of those entities into the reporting currency of the Group are deferred in equity until being realised, as opposed to being reported in the income statement on a continuous basis.

**Critical accounting estimates and assumptions**

A significant estimate relates to the Group's accounting policy in terms of which deferred taxation is provided for on all temporary differences between the carrying value and the tax base of investments. This tax is measured at the estimated tax consequences based on the manner in which the entity, at the balance sheet date, expects to recover the carrying value of the various investments. The carrying value of investments in associated companies are mainly recovered through dividends. As no taxable temporary differences exist, no deferred taxation is provided. Deferred taxation is provided on temporary differences that arise on the revaluation of available-for-sale investments based on the future economic benefits the entity expects to realise from that asset, i.e. a combination of dividends and capital gains or losses.

Other estimates and assumptions relate to the determination of the useful lives of assets, impairments, the valuation of unlisted investments, the provision of deferred taxation for the Company's unutilised STC (secondary taxation on companies) credits and the assumptions used in calculating retirement benefit obligations and share-based payments. Details of these estimates and assumptions are set out in the relevant notes to the annual financial statements.

**(xx)  NEW ACCOUNTING STANDARDS AND INTERPRETATIONS**

Management considered all new accounting standards, interpretations and amendments to IFRS that were issued prior to 31 March 2009, but not yet effective on that date. The standards that are applicable to the Group, but that were not implemented early, are the following:

- **IFRS 8: Operating Segments**
  *(effective date – financial periods commencing on/after 1 January 2009)*
  IFRS 8 replaces IAS 14: Segment Reporting. It redefines "operating segment" and prescribes various disclosures.

- **IFRIC 13: Customer Loyalty Programmes**
  *(effective date – financial periods commencing on/after 1 July 2008)*
  This interpretation prescribes the accounting treatment when entities provide customers with incentives to buy their goods and services, e.g. by means of award credits or so-called "points" where the customer can use such credits for "free" or discounted goods and services.

  Entities shall account for award credits as a separately identifiable component of the sales transaction in which they are granted. The fair value of the consideration received or receivable in respect of the initial sale shall be allocated between the award credits and the other components of the sale. The consideration allocated to the award credits shall be measured by reference to their fair value, i.e. the amount for which the award credits could be sold separately.

- **IFRIC 15: Agreements for the Construction of Real Estate**
  *(effective date – financial periods commencing on/after 1 January 2009)*
  This interpretation provides guidance on how to determine whether an agreement for the construction of real estate falls within the scope of IAS 11: Construction Contracts or IAS 18: Revenue and when revenue from the construction should be recognised.

- **IFRIC 16: Hedges of a Net Investment in a Foreign Operation**
  *(effective date – financial periods commencing on/after 1 October 2008)*
  This interpretation provides guidance on the accounting treatment for a hedge of a net investment in a foreign operation in an entity's consolidated financial statements and states that:

  - The presentation currency does not create an exposure to which an entity may apply hedge accounting. Consequently, a parent entity may only designate the foreign exchange differences arising from a difference between its own functional currency and that of its foreign operation as a hedged risk.
  - The hedging instruments may be held by any entity or entities within the Group.
  - While IAS 39: Financial Instruments – Recognition and Measurement is applied to determine the amount that needs to be transferred from equity to profit or loss in respect of the hedging instrument, IAS 21: The Effects of Changes in Foreign Exchange Rates must be applied in respect of the hedged item.

- **IFRIC 17: Distributions of Non-cash Assets to Owners**
  *(effective date – financial periods commencing on/after 1 July 2009)*
  This interpretation provides guidance on how an entity should account for and measure:

  - distributions of non-cash assets to its owners; and
  - distributions that give owners a choice of receiving either cash or another asset.

  An entity should measure the dividend payable at the fair value of the net assets to be distributed. The difference between the dividend paid and the carrying amount of the net assets distributed should be accounted for in profit or loss.

- **IFRIC 18: Transfers of Assets from Customers**
  *(effective date – financial periods commencing on/after 1 July 2009)*
  This interpretation clarifies the requirements of IFRSs for agreements in which an entity receives property, plant and equipment from a customer that the entity must use to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services.

  IFRIC 18 provides guidance on how to identify the entity's obligation to provide one or more separately identifiable services in exchange for the transferred asset and how to recognise revenue.

- **Revised IFRS 3: Business Combinations**
  *(effective date – financial periods commencing on/after 1 July 2009)*
  The revised standard establishes principles for recognising and measuring identifiable assets acquired, liabilities assumed and any non-controlling interest in an acquiree. Any classifications or designations made in recognising these items must be made in accordance with contractual terms, economic conditions, the acquirer's operating and accounting policies and other factors that exist at the acquisition date.

  Each identifiable asset and liability is measured at its fair value at acquisition date. Any non-controlling interest in an acquiree is measured at fair value or as the non-controlling interest's proportionate share of the acquiree's net identifiable assets.

  The standard provides limited exceptions to these recognition and measurement principles.

- **Revised IAS 23: Borrowing Costs**
  *(effective date – financial periods commencing on/after 1 January 2009)*
  The revised IAS 23 removes the option of immediately recognising borrowing costs that relate to assets, that necessarily take a substantial period of time to get ready for its intended use or sale, as an expense.

- **Revised IAS 27: Consolidated and Separate Financial Statements**
  *(effective date – financial periods commencing on/after 1 July 2009)*
  The standard specifies the circumstances in which an entity must consolidate the financial statements of another entity (being a subsidiary), the accounting for changes in the level of ownership interest in a subsidiary, the accounting for the loss of control of a subsidiary and the information that an entity must disclose to enable users of the financial statements to evaluate the nature of the relationship between the entity and its subsidiaries.

  The standard further requires that non-controlling interests must be presented in the consolidated balance sheet within equity, separately from the equity of the owners of the parent. Total comprehensive income must be attributed to both the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

  Changes in a parent's ownership interest in a subsidiary that do not result in the loss of control are accounted for within equity.

  When an entity loses control of a subsidiary, it derecognises the assets and liabilities and related equity components of the former subsidiary. Any gain or loss is recognised in the income statement. Any investment retained in the former subsidiary is measured at its fair value at the date when control is lost.

- **Amendment to IFRS 1: First-Time Adoption of International Financial Reporting Standards and IAS 27 – Consolidated and Separate Financial Statements (Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate)**
  *(effective date – financial periods commencing on/after 1 January 2009)*
  The amendment allows entities a choice between the previous GAAP carrying amount and the fair value as deemed cost when adopting IFRS for the first time and it also removed the definition of the cost method in IAS 27. The amendment further specifies that dividends from subsidiaries, jointly controlled entities or associated companies are recognised as income in separate financial statements. Consequently, the requirement to separate the retained earnings of these investments into pre- and post-acquisition components has been removed from IFRS.

- **Amendment to IFRS 2: Share-based Payment (Vesting conditions and cancellations)**
  *(effective date – financial periods commencing on/after 1 January 2009)*
  The amendment clarifies that vesting conditions are service conditions and performance conditions only. Other features of share-based payment are not vesting conditions. The amendment further specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment.

- **Amendment to IAS 1 (revised): Presentation of Financial Statements**
  *(effective date – financial periods commencing on/after 1 January 2009)*
  The revised IAS 1 requires information in financial statements to be aggregated on the basis of shared characteristics and introduces a statement of comprehensive income. The titles of some financial statements have been altered to reflect their function more clearly but are not mandatory for use in financial statements.

- **Amendment to IAS 14: Segment Reporting**
  *(effective date – financial periods commencing on/after 1 January 2009)*
  The amendments to IAS 1 have led to some consequential changes to IAS 14. The changes to IAS 14 become effective when it is superseded by IFRS 8.

- **Amendment to IAS 32: Financial Instruments – Presentation and IAS 1: Presentation of Financial Statements (Puttable Financial Instruments and Obligations arising on Liquidation)**
  *(effective date – financial periods beginning on/after 1 January 2009)*
  IAS 1 and IAS 32 were amended by requiring that some puttable financial instruments and some financial instruments that impose an obligation on the entity to deliver a pro rata share of the net assets of the entity only on liquidation to another party, to be classified and disclosed as equity.

- **Amendment to IAS 39: Financial Instruments – Recognition and Measurement (Eligible Hedged Items)**
  *(effective date – financial periods commencing on/after 1 July 2009)*
  The amendment clarifies how the principles that determine whether a hedged risk or portion of cash flows of a hedged item is eligible for designation in a hedging relationship, should be applied in particular situations.

- **Amendment to IFRIC 9: Reassessment of Embedded Derivatives and IAS 39: Financial Instruments – Recognition and Measurement**
  *(effective date – financial periods ending on/after 30 June 2009)*
  The amendment clarifies that an entity shall reassess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when a financial asset is reclassified out of the "at fair value through profit and loss" category.

  The amendment also prohibits the reclassification of a hybrid instrument out of the fair value through profit and loss category in the event that the entity is unable to separate the embedded derivative from the host contract.

+ **IASB first annual improvements project**

  The IASB concluded its first annual improvements project, amending various accounting standards. These changes become effective for periods commencing on or after 1 January 2009, unless specified otherwise in the transitional provision for each amendment.

The application of the standards, interpretations and amendments to IFRS mentioned above in future financial reporting periods is not expected to have a significant effect on the Group's financial results, financial position and cash flow, except for the following:

+ Revised IFRS 3: Business Combinations and revised IAS 27: Consolidated and Separate Financial Statements – These standards will be applied prospectively to all business combinations and changes in a parent's ownership interest in a subsidiary from 1 April 2010 and it will therefore only affect the Group after this date.
+ IFRS 8: Operating Segments and IAS 1 (revised): Presentation of Financial Statements – These standards are expected to have an impact on disclosure only.

# BALANCE SHEETS

| R million | Notes | Consolidated 2009 | Consolidated 2008 | The Company 2009 | The Company 2008 |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| **Non-current assets** | | | | | |
| Property, plant and equipment | 2 | **2 756** | 2 568 | **–** | – |
| Biological agricultural assets | 3 | **76** | 67 | **–** | – |
| Investment properties | 4 | **34** | 33 | **–** | – |
| Intangible assets | 5 | **394** | 408 | **–** | – |
| Investments – Associated companies | 6 | **23 795** | 43 175 | **–** | – |
| – Joint ventures | 7 | **84** | 64 | **–** | – |
| – Other | 8 | **4 742** | 8 551 | **–** | – |
| Retirement benefits | 9 | **100** | 103 | **–** | – |
| Loans | | **100** | 2 | **–** | – |
| Deferred taxation | 10 | **10** | 4 | **–** | – |
| | | **32 091** | 54 975 | **–** | – |
| **Current assets** | | **10 025** | 6 852 | **12 799** | 2 313 |
| Inventories | 11 | **911** | 953 | **–** | – |
| Biological agricultural assets | 3 | **430** | 369 | **–** | – |
| Debtors and short-term loans | 12 | **1 799** | 1 292 | **12 799** | 2 313 |
| Derivative instruments | 13 | **16** | 19 | **–** | – |
| Taxation | | **65** | 80 | **–** | – |
| Assets held for sale | 14 | **176** | 205 | **–** | – |
| Investment in money market funds | 15 | **1 578** | – | **–** | – |
| Cash and cash equivalents | 16 | **5 050** | 3 934 | **–** | – |
| **Total assets** | | **42 116** | 61 827 | **12 799** | 2 313 |
| **EQUITY AND LIABILITIES** | | | | | |
| **Share capital** | 17 | **8** | 8 | **8** | 8 |
| **Share premium** | 17 | **–** | 37 | **–** | 37 |
| **Reserves** | 18 | **38 324** | 58 697 | **159** | 2 255 |
| **Treasury shares** | 17 | **(260)** | (1 515) | **–** | – |
| **Shareholders' equity** | | **38 072** | 57 227 | **167** | 2 300 |
| **Minority interest** | | **715** | 648 | | |
| **Total equity** | | **38 787** | 57 875 | **167** | 2 300 |
| **Non-current liabilities** | | **1 172** | 1 872 | **–** | – |
| Retirement benefits | 9 | **156** | 229 | **–** | – |
| Long-term loans | 19 | **191** | 189 | **–** | – |
| Deferred taxation | 10 | **825** | 1 454 | **–** | – |
| **Current liabilities** | | **2 157** | 2 080 | **12 632** | 13 |
| Trade and other payables | 20 | **1 999** | 1 826 | **56** | 13 |
| Short-term loans | 21 | **117** | 190 | **12 576** | |
| Provisions | 22 | **23** | 48 | **–** | – |
| Derivative instruments | 13 | **18** | 3 | **–** | – |
| Taxation | | **–** | 13 | **–** | – |
| **Total equity and liabilities** | | **42 116** | 61 827 | **12 799** | 2 313 |

INCOME STATEMENTS

## FOR THE YEAR ENDED 31 MARCH 2009

| *R million* | Notes | Consolidated 2009 | Consolidated 2008 | The Company 2009 | The Company 2008 |
|---|---|---|---|---|---|
| **Continuing operations** | | | | | |
| Sales | | 11 455 | 9 447 | – | – |
| Inventory expenses | | (7 245) | (5 415) | – | – |
| Personnel costs | 23 | (1 744) | (1 621) | – | – |
| Depreciation | 26 | (271) | (251) | – | – |
| Other net operating expenses | 26 | (1 480) | (1 109) | (5) | (3) |
| Trading profit/(loss) | | 715 | 1 051 | (5) | (3) |
| Dividends received | 27 | 355 | 274 | 59 469 | 2 138 |
| Interest received | 26 | 197 | 296 | – | – |
| Finance costs | | (49) | (43) | – | – |
| Net impairment of investments, assets and goodwill | | (442) | 19 | – | – |
| Profit/(loss) on sale, distribution and restructuring of investments | 26 | 24 | 1 665 | (2 012) | – |
| Consolidated profit before tax | | 800 | 3 262 | 57 452 | 2 135 |
| Taxation | 10 | (268) | (419) | (686) | – |
| Consolidated profit after tax | | 532 | 2 843 | 56 766 | 2 135 |
| Share of after-tax profit of associated companies and joint ventures | 28 | 2 389 | 3 825 | | |
| Net profit for the year from continuing operations | | 2 921 | 6 668 | 56 766 | 2 135 |
| **Discontinued operations** | | | | | |
| Profit for the year from discontinued operations | 37 | 42 503 | 3 385 | – | – |
| **Net profit for the year** | | 45 424 | 10 053 | 56 766 | 2 135 |
| ***Attributable to:*** | | | | | |
| Equity holders | | 45 330 | 9 893 | 56 766 | 2 135 |
| Continuing operations | | 2 827 | 6 508 | 56 766 | 2 135 |
| Discontinued operations | | 42 503 | 3 385 | – | – |
| Minority interest | | 94 | 160 | | |
| | | 45 424 | 10 053 | 56 766 | 2 135 |

| EARNINGS PER SHARE | 1 | Cents | Cents |
|---|---|---|---|
| **Basic** | | 9 607.9 | 2 095.7 |
| Continuing operations | | 599.2 | 1 378.7 |
| Discontinued operations | | 9 008.7 | 717.0 |
| **Diluted** | | 9 570.4 | 2 048.9 |
| Continuing operations | | 584.6 | 1 339.5 |
| Discontinued operations | | 8 985.8 | 709.4 |

| ASSOCIATED COMPANIES AND JOINT VENTURES | R million | R million |
|---|---|---|
| **Share of after-tax profit of associated companies and joint ventures (continuing operations)** | | |
| Profit before taking into account impairments, non-recurring and capital items | 3 208 | 5 070 |
| Net impairment of investments, assets and goodwill | (253) | (18) |
| Profit on the sale of investments | 360 | 188 |
| Other non-recurring and capital items | (11) | 32 |
| Profit before tax and minority interest | 3 304 | 5 272 |
| Taxation | (809) | (1 153) |
| Minority interest | (106) | (294) |
| | 2 389 | 3 825 |

FOR THE YEAR ENDED 31 MARCH 2009

Consolidated

ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

| R million | Issued capital | Equity reserves | Other reserves | Fair value reserves | Retained earnings | Treasury shares | Share-holders' equity | Minority interest | Total equity |
|---|---|---|---|---|---|---|---|---|---|
| **2009** | | | | | | | | | |
| **Balances at 1 April** | 45 | 25 340 | 1 586 | 6 977 | 24 794 | (1 515) | 57 227 | 648 | 57 875 |
| Total income accounted for | | (1 492) | (1 125) | (3 588) | 44 820 | | 38 615 | 94 | 38 709 |
| Exchange rate adjustments | | (351) | (82) | | (3) | | (436) | | (436) |
| Net fair value adjustments for the year | | | 7 | (3 570) | | | (3 563) | | (3 563) |
| Net loss directly accounted for in equity | | (351) | (75) | (3 570) | (3) | | (3 999) | | (3 999) |
| Realised to the income statement | | (1 141) | (1 050) | (18) | (507) | | (2 716) | | (2 716) |
| Net profit for the year | | | | | 45 330 | | 45 330 | 94 | 45 424 |
| Dividends paid | | | | | (1 938) | | (1 938) | (52) | (1 990) |
| Dividend *in specie* | | | | | (55 225) | 406 | (54 819) | | (54 819) |
| Purchase of shares by wholly owned subsidiary (treasury shares) | | | | | | (666) | (666) | | (666) |
| Capital invested by minorities | | | | | | | | 14 | 14 |
| Transfer between reserves and other movements | | (18 168) | 63 | 18 134 | | | 29 | (6) | 23 |
| Change in reserves of associated companies and joint ventures | | (530) | (1) | | | | (531) | | (531) |
| Transfer of retained income of associated companies and joint ventures | | 3 492 | (155) | (3 337) | | | – | | – |
| Net disposal of shares by The Remgro Share Trust | | | | | | 213 | 213 | | 213 |
| Long-term share incentive scheme reserve | | | (54) | | | | (54) | 17 | (37) |
| Cancellation of treasury shares | (37) | | | | (1 269) | 1 302 | (4) | | (4) |
| **Balances at 31 March** | 8 | 8 642 | 314 | 3 389 | 25 979 | (260) | 38 072 | 715 | 38 787 |
| **2008** | | | | | | | | | |
| **Balances at 1 April** | 8 | 20 155 | 1 931 | 5 003 | 20 072 | (1 497) | 45 672 | 755 | 46 427 |
| Total income accounted for | | 1 685 | 370 | 1 962 | 10 200 | | 14 217 | 160 | 14 377 |
| Exchange rate adjustments | | 1 685 | 370 | | 307 | | 2 362 | | 2 362 |
| Net fair value adjustments for the year | | | | 1 962 | | | 1 962 | | 1 962 |
| Net income directly accounted for in equity | | 1 685 | 370 | 1 962 | 307 | | 4 324 | | 4 324 |
| Net profit for the year | | | | | 9 893 | | 9 893 | 160 | 10 053 |
| Dividends paid | | | | | (2 178) | | (2 178) | (74) | (2 252) |
| Increase of interest in subsidiary company | | | (391) | | | | (391) | (269) | (660) |
| Capital invested by minorities | | | | | | | | 58 | 58 |
| Transfer between reserves and other movements | | (446) | (303) | 12 | 775 | | 38 | 15 | 53 |
| Change in reserves of associated companies and joint ventures | | (154) | (11) | | | | (165) | | (165) |
| Transfer of retained income of associated companies and joint ventures | | 4 100 | (25) | (4 075) | | | – | | – |
| Net purchase of shares by The Remgro Share Trust | | | | | | (18) | (18) | | (18) |
| Long-term share incentive scheme reserve | | | 15 | | | | 15 | 3 | 18 |
| Shares issued | 37 | | | | | | 37 | | 37 |
| **Balances at 31 March** | 45 | 25 340 | 1 586 | 6 977 | 24 794 | (1 515) | 57 227 | 648 | 57 875 |

THE COMPANY

| R million | 2009 | 2008 |
|---|---|---|
| **Balances at 1 April** | 2 300 | 2 361 |
| Issued capital | 45 | 8 |
| Retained earnings | 2 255 | 2 353 |
| Shares issued | – | 37 |
| Shares cancelled | (1 695) | – |
| Net profit for the year | 56 766 | 2 135 |
| Dividends paid | (1 979) | (2 233) |
| Dividend *in specie* | (55 225) | – |
| **Balances at 31 March** | 167 | 2 300 |

CASH FLOW STATEMENTS

## FOR THE YEAR ENDED 31 MARCH 2009

| *R million* | Notes | Consolidated 2009 | Consolidated 2008 | The Company 2009 | The Company 2008 |
|---|---|---|---|---|---|
| **Cash flows – operating activities** | | | | | |
| Trading profit/(loss) | | 715 | 1 051 | (5) | (3) |
| Adjustments | 29.1 | 214 | 223 | – | – |
| Consolidated profit/(loss) before working capital changes | | 929 | 1 274 | (5) | (3) |
| Working capital changes | 29.2 | 52 | (301) | 40 | 5 |
| Cash generated from operations | | 981 | 973 | 35 | 2 |
| Cash flow generated from returns on investments | | 1 691 | 3 844 | 59 469 | 2 138 |
| Interest received | | 197 | 296 | – | – |
| Dividends received | 29.3 | 1 494 | 3 548 | 59 469 | 2 138 |
| Finance costs | | (49) | (43) | – | – |
| Taxation paid | 29.4 | (280) | (497) | (686) | – |
| Cash available from operating activities | | 2 343 | 4 277 | 58 818 | 2 140 |
| Dividends paid | 29.5 | (2 120) | (2 252) | (2 109) | (2 233) |
| Cash inflow/(outflow) from operating activities | | 223 | 2 025 | 56 709 | (93) |
| **Cash flows – investing activities** | | | | | |
| Net investments to maintain operations | | (221) | 198 | – | – |
| Replacement of property, plant and equipment | | (273) | (100) | – | – |
| Proceeds on disposal of property, plant and equipment and other assets | | 52 | 298 | – | – |
| Investments to expand operations | | (479) | (3 889) | (57 108) | – |
| Additions to – property, plant and equipment and other assets | | (191) | (405) | – | – |
| – investments and loans | | (277) | (2 820) | (57 108) | – |
| – subsidiaries | | – | (660) | – | – |
| Businesses acquired | 30 | (11) | (4) | – | – |
| Proceeds from disposal of investments and loans | | 115 | 274 | – | – |
| Proceeds from the BAT unbundling | | 3 736 | – | – | – |
| Purchase of treasury shares | | (520) | (21) | – | – |
| Net cash generated/(utilised) before financing activities | | 2 854 | (1 413) | (399) | (93) |
| **Cash flows – financing activities** | | 10 | 84 | 399 | 93 |
| Shares issued | | – | 37 | – | 37 |
| Shares cancelled | | (4) | – | (1 695) | – |
| (Increase)/decrease in loans | | – | (15) | 2 094 | 56 |
| Issue of new shares by subsidiary companies | | 9 | 30 | – | – |
| Capital contributed by minorities of subsidiary company | | 5 | 32 | – | – |
| **Net increase/(decrease) in cash and cash equivalents** | | 2 864 | (1 329) | – | – |
| **Investment in money market funds** | | (1 578) | – | – | – |
| **Exchange rate gain/(loss) on foreign cash** | | (98) | 259 | – | – |
| **Cash and cash equivalents at the beginning of the year** | | 3 831 | 4 901 | – | – |
| **Cash and cash equivalents at the end of the year** | | 5 019 | 3 831 | – | – |
| Cash and cash equivalents – per balance sheet | | 5 050 | 3 934 | | |
| Bank overdraft | | (31) | (103) | | |

1.   EARNINGS

|  | 2009 | | 2008 | |
| --- | --- | --- | --- | --- |
|  | Gross<br>R million | Net<br>R million | Gross<br>R million | Net<br>R million |
| **HEADLINE EARNINGS RECONCILIATION** | | | | |
| CONTINUING OPERATIONS | | | | |
| **Net profit for the year attributable to equity holders** | | **2 827** | | 6 508 |
| Plus/(minus): | | | | |
| – Net impairment of investments, assets and goodwill | **442** | **442** | (15) | (8) |
| – Profit on sale and restructuring of investments | **(24)** | **(21)** | (1 665) | (1 627) |
| – Net (surplus)/loss on disposal of property, plant and equipment | **3** | **2** | (114) | (138) |
| – Non-headline earnings items included in equity accounted earnings of associated companies and joint ventures | **(117)** | **(82)** | (208) | (184) |
| **Headline earnings from continuing operations** | | **3 168** | | 4 551 |
| DISCONTINUED OPERATIONS | | | | |
| **Net profit for the year attributable to equity holders** | | **42 503** | | 3 385 |
| Plus/(minus): | | | | |
| – Profit on the distribution of investments | **(40 805)** | **(40 805)** | – | – |
| – Non-headline earnings items included in equity accounted earnings of associated companies | **(223)** | **(206)** | 86 | 55 |
| **Headline earnings from discontinued operations** | | **1 492** | | 3 440 |
| **Total headline earnings from continuing and discontinued operations** | | **4 660** | | 7 991 |

|  | 2009<br>Cents | 2008<br>Cents |
| --- | --- | --- |
| **EARNINGS PER SHARE** | | |
| **Headline earnings per share** | | |
| – Basic | **987.7** | 1 692.8 |
| Continuing operations | **671.5** | 964.1 |
| Discontinued operations | **316.2** | 728.7 |
| – Diluted | **954.8** | 1 649.0 |
| Continuing operations | **659.2** | 928.3 |
| Discontinued operations | **295.6** | 720.7 |
| **Earnings per share** | | |
| – Basic | **9 607.9** | 2 095.7 |
| Continuing operations | **599.2** | 1 378.7 |
| Discontinued operations | **9 008.7** | 717.0 |
| – Diluted | **9 570.4** | 2 048.9 |
| Continuing operations | **584.6** | 1 339.5 |
| Discontinued operations | **8 985.8** | 709.4 |

**Earnings per share**

In determining earnings per share and headline earnings per share the weighted number of shares in issue, being 471 798 001 (2008: 472 052 993), was taken into account after deduction of treasury shares as well as shares held in The Remgro Share Trust and certain associated companies.

**Diluted earnings per share**

In determining diluted earnings per share and diluted headline earnings per share the weighted number of shares in issue was adjusted for the deemed dilutive effect of the offers accepted by participants in the Remgro Share Scheme and the Remgro Equity Settled Share Appreciation Right Scheme, but not yet delivered.

1.  EARNINGS *(continued)*

    **EARNINGS PER SHARE** *(continued)*

    **Diluted earnings per share** *(continued)*

    The delivery of scheme shares to participants will be regarded as an issue of shares. As the market value (fair value) of the shares at date of delivery will differ from the offer value, the number of shares represented by the difference will be regarded as an issue of ordinary shares for no consideration. These imputed shares total 115 156 (2008: 1 908 925) and have been added to the weighted number of shares to determine the dilutive effect.

    Some subsidiary and associated companies have similar management incentive schemes as well as other instruments that can dilute these companies' earnings in the future. To calculate Remgro's diluted earnings per share from continuing operations, R57 million (2008: R151 million) and R68 million (2008: R159 million) were offset against headline earnings and earnings respectively to account for the potential diluted effect. R97 million (2008: R24 million) and R98 million (2008: R23 million) were offset against headline earnings and earnings respectively, to account for the potential diluted effect on earnings from discontinued operations.

2.  PROPERTY, PLANT AND EQUIPMENT

| | Land and buildings R million | Machinery and equipment R million | Vehicles R million | Office equipment R million | Total R million |
|---|---|---|---|---|---|
| **Carrying value at 1 April 2007** | 791 | 1 353 | 265 | 32 | 2 441 |
| Cost | 1 199 | 2 581 | 429 | 47 | 4 256 |
| Accumulated depreciation | (408) | (1 228) | (164) | (15) | (1 815) |
| Additions | 225 | 187 | 49 | 3 | 464 |
| Disposals | (5) | (2) | (6) | (1) | (14) |
| Depreciation | (30) | (188) | (31) | (2) | (251) |
| Businesses acquired | – | 1 | – | – | 1 |
| Transfer to assets held for sale | (40) | (19) | (12) | – | (71) |
| Other | (45) | 40 | 2 | 1 | (2) |
| **Carrying value at 31 March 2008** | 896 | 1 372 | 267 | 33 | 2 568 |
| Cost | 1 320 | 2 740 | 421 | 51 | 4 532 |
| Accumulated depreciation | (424) | (1 368) | (154) | (18) | (1 964) |
| Additions | 113 | 263 | 83 | 4 | 463 |
| Disposals | (2) | (2) | (7) | – | (11) |
| Depreciation | (34) | (203) | (31) | (3) | (271) |
| Businesses acquired | – | – | 7 | – | 7 |
| Other | (56) | 56 | – | – | – |
| **Carrying value at 31 March 2009** | 917 | 1 486 | 319 | 34 | 2 756 |
| Cost | 1 377 | 3 015 | 489 | 53 | 4 934 |
| Accumulated depreciation | (460) | (1 529) | (170) | (19) | (2 178) |

| | 2009 % | 2008 % |
|---|---|---|
| **Depreciation rates are as follows:** | | |
| Buildings | 0 – 50 | 0 – 50 |
| Machinery and equipment | 3⅓ – 100 | 3⅓ – 100 |
| Vehicles | 4 – 33⅓ | 4 – 33⅓ |
| Office equipment | 5 – 33⅓ | 5 – 33⅓ |

Liabilities resulting from mortgage loans, finance leases and instalment sale agreements are secured by assets with a book value of R4 million (2008: R3 million).

The registers containing details of land and buildings are available for inspection by members or their proxies at the registered offices of the companies to which the relevant properties belong.

## 3. BIOLOGICAL AGRICULTURAL ASSETS

Included in non-current assets:

| Reconciliation of carrying value at the beginning and end of the year | Sugar cane roots R million | Sugar cane plants R million | Other R million | 2009 R million | Sugar cane roots R million | Sugar cane plants R million | Other R million | 2008 R million |
|---|---|---|---|---|---|---|---|---|
| Balances at 1 April | 27 | 25 | 15 | 67 | 55 | 22 | 14 | 91 |
| Fair value adjustment | 6 | 2 | 1 | 9 | 14 | 27 | 1 | 42 |
| Transfer to assets held for sale | – | – | – | – | (28) | (16) | – | (44) |
| Other | – | – | – | – | (14) | (8) | – | (22) |
| **Balances at 31 March** | **33** | **27** | **16** | **76** | 27 | 25 | 15 | 67 |

**The quantity at 31 March is as follows:**

| | | 2009 | | 2008 |
|---|---|---|---|---|
| Sugar cane roots (ha) | | 3 649 | | 3 654 |
| Sugar cane plants (ha) | | 3 649 | | 3 654 |
| Other (ha) | | 1 754 | | 1 787 |

Included in current assets:

| Reconciliation of carrying value at the beginning and end of the year | Breeding stock R million | Broiler stock R million | 2009 R million | Breeding stock R million | Broiler stock R million | 2008 R million |
|---|---|---|---|---|---|---|
| Balances at 1 April | 213 | 156 | 369 | 160 | 109 | 269 |
| Additions | 729 | 3 578 | 4 307 | 576 | 2 810 | 3 386 |
| Decrease due to harvest | (700) | (3 559) | (4 259) | (526) | (2 775) | (3 301) |
| Fair value adjustment | 3 | 10 | 13 | 3 | 12 | 15 |
| **Balances at 31 March** | **245** | **185** | **430** | 213 | 156 | 369 |

## 4. INVESTMENT PROPERTIES

| | 2009 Cost R million | Accumulated depreciation R million | Net value R million | 2008 Cost R million | Accumulated depreciation R million | Net value R million |
|---|---|---|---|---|---|---|
| Land | 3 | – | 3 | 3 | – | 3 |
| Buildings | 31 | – | 31 | 30 | – | 30 |
| | 34 | – | 34 | 33 | – | 33 |

| Reconciliation of carrying value at the beginning and end of the year | Land R million | Buildings R million | 2009 R million | Land R million | Buildings R million | 2008 R million |
|---|---|---|---|---|---|---|
| Balances at 1 April | 3 | 30 | 33 | 3 | 29 | 32 |
| Additions | – | 1 | 1 | – | 1 | 1 |
| **Balances at 31 March** | **3** | **31** | **34** | 3 | 30 | 33 |

The South African investment properties were valued during the 2008 financial year by an independent, qualified valuer using market information. Foreign investment properties were valued by an independent, qualified valuer during the 2006 year. The fair value of the investment properties, VAT exclusive, is R345 million (2008: R345 million).

No depreciation was provided for on investment properties, as all the assets have significant residual values. The remaining useful life of the assets is estimated as 50 years.

The registers containing details of investment properties are available for inspection by members or their proxies at the registered offices of the companies to which the relevant properties belong.

## 5. INTANGIBLE ASSETS

| | 2009 Cost or valuation R million | 2009 Accumulated impairment/ amortisation R million | 2009 Net value R million | 2008 Cost or valuation R million | 2008 Accumulated impairment/ amortisation R million | 2008 Net value R million |
|---|---|---|---|---|---|---|
| Goodwill | 347 | – | 347 | 345 | – | 345 |
| Trade marks and other | 144 | (97) | 47 | 154 | (91) | 63 |
| | 491 | (97) | 394 | 499 | (91) | 408 |

| | | | | | 2009 % | 2008 % |
|---|---|---|---|---|---|---|
| **Amortisation rates are as follows:** | | | | | | |
| Trade marks and other | | | | | 5 – 100 | 5 – 100 |

| Reconciliation of carrying value at the beginning and end of the year | Goodwill R million | Trade marks and other R million | 2009 R million | Goodwill R million | Trade marks and other R million | 2008 R million |
|---|---|---|---|---|---|---|
| Balances at 1 April | 345 | 63 | 408 | 342 | 71 | 413 |
| Amortisation | – | (11) | (11) | – | (12) | (12) |
| Businesses acquired | 4 | – | 4 | 2 | – | 2 |
| Other | (2) | (5) | (7) | 1 | 4 | 5 |
| **Balances at 31 March** | 347 | 47 | 394 | 345 | 63 | 408 |

Goodwill is tested annually for any possible impairment and for this reason allocated to the respective cash-generating units as indicated below.

| | Rainbow Chicken Limited and its subsidiaries | Tsb Sugar Holdings (Pty) Limited and its subsidiaries | Wispeco Holdings Limited and its subsidiaries | 2009 Total |
|---|---|---|---|---|
| Goodwill allocated (R million) | 292 | 39 | 16 | 347 |
| Basis of valuation of cash-generating units | Value in use | Value in use | Value in use | |

R287 million of the goodwill relating to Rainbow Chicken and its subsidiaries relates to the acquisition of Vector Logistics (Pty) Limited in 2005. In determining the value in use of the cash-generating unit to which this goodwill was allocated, the following assumptions were used:

| | |
|---|---|
| Discount rate | 13.5% |
| Growth rate | 5.0% |
| Period | 5 years |

Sensitivity analysis of assumptions used in the goodwill impairment test:

| Assumption | Movement | Impairment |
|---|---|---|
| Discount rate | +5% | Nil |
| Growth rate | –5% | Nil |

During the year under review no impairment of goodwill occurred.

6.  **INVESTMENTS – ASSOCIATED COMPANIES**
    (Annexures B & C)

| | 2009 Listed R million | 2009 Unlisted R million | 2009 Total R million | 2008 Listed R million | 2008 Unlisted R million | 2008 Total R million |
|---|---|---|---|---|---|---|
| Shares – at cost | 9 075 | 3 530 | 12 605 | 9 182 | 6 930 | 16 112 |
| Equity adjustment | 7 763 | 3 385 | 11 148 | 7 483 | 19 538 | 27 021 |
| Carrying value | 16 838 | 6 915 | 23 753 | 16 665 | 26 468 | 43 133 |
| Long-term loans | – | 42 | 42 | – | 42 | 42 |
| | 16 838 | 6 957 | 23 795 | 16 665 | 26 510 | 43 175 |
| Market values of listed investments | 18 904 | | 18 904 | 22 147 | | 22 147 |
| Directors' valuation of unlisted investments | | 11 407 | 11 407 | | 82 286 | 82 286 |
| Market values and directors' valuation | 18 904 | 11 407 | 30 311 | 22 147 | 82 286 | 104 433 |
| Excess of market values and directors' valuation over the carrying value of investments: | | | | | | |
| – attributable to equity holders | | | 6 516 | | | 61 258 |
| – attributable to minority | | | – | | | – |
| | | | 6 516 | | | 61 258 |

Of the directors' valuations of unlisted investments stated above, a substantial proportion amounting to R3 052 million (2008: R72 010 million) was based on the stock exchange prices of underlying listed shares held by the unlisted investments concerned.

| **Reconciliation of carrying value at the beginning and end of the year** | 2009 R million | 2008 R million |
|---|---|---|
| Carrying value at 1 April | 43 175 | 33 033 |
| Exchange rate differences on translation of carrying value at the beginning of the year to year-end rate | (418) | 2 003 |
| *Income of associated companies retained* | 3 492 | 4 100 |
| Share of net attributable profit of associated companies | 4 947 | 7 230 |
| Dividends received from associated companies | (1 526) | (3 297) |
| Exchange rate differences on translation from average rate to year-end rates | 71 | 167 |
| Equity-accounted movements on reserves | (530) | (154) |
| Loans repaid | – | (147) |
| Disposals/capital reductions | (78) | (236) |
| Investments made | 29 | 3 411 |
| Restructuring of interest in Unilever | – | 1 167 |
| Unbundling of BAT | (21 432) | – |
| Impairment of investments | (438) | – |
| Other | (5) | (2) |
| **Carrying value at 31 March** | 23 795 | 43 175 |

|  |  | 2009<br>R million | 2008<br>R million |
|---|---|---:|---:|
| 7. | **INVESTMENTS – JOINT VENTURES**<br>(Annexure B) |  |  |
|  | Unlisted shares – at cost | 284 | 97 |
|  | Equity adjustment | (201) | (34) |
|  | Carrying value | 83 | 63 |
|  | Long-term loans | 1 | 1 |
|  |  | 84 | 64 |
|  | Directors' valuation of unlisted investments | 84 | 64 |
|  | Excess of directors' valuation over the carrying value of investments: |  |  |
|  | – attributable to equity holders | – | – |
|  | – attributable to minority | – | – |
|  |  | – | – |
|  | **Reconciliation of carrying value at the beginning and end of the year** |  |  |
|  | Carrying value at 1 April | 64 | 8 |
|  | Exchange rate differences on translation of carrying value at the beginning<br>of the year to year-end rate | 26 | 10 |
|  | *Losses of joint ventures recognised* | (155) | (25) |
|  | Share of net attributable losses of joint ventures | (141) | (20) |
|  | Dividends received from joint ventures | (2) | – |
|  | Exchange rate differences on translation from average rate to year-end rates | (12) | (5) |
|  | Equity accounted movements on reserves | (1) | (11) |
|  | Loans granted/(repaid) | – | (7) |
|  | Investments made | 150 | 89 |
|  | **Carrying value at 31 March** | 84 | 64 |
|  | The Group's share in the results, assets and liabilities of joint ventures is as follows: |  |  |
|  | Profit/(loss) | (141) | (20) |
|  | Sales | 113 | 71 |
|  | Assets | 176 | 124 |
|  | Liabilities | 154 | 66 |

The Group's share in capital commitments of joint ventures amounted to R8 million (2008: R11 million).

8. **INVESTMENTS – OTHER**
(Annexure B)

| | Listed R million | 2009 Unlisted R million | Total R million | Listed R million | 2008 Unlisted R million | Total R million |
|---|---|---|---|---|---|---|
| Investments – other Shares – available-for-sale | 4 651 | 91 | 4 742 | 8 483 | 68 | 8 551 |
| Market values of listed investments | 4 651 | | 4 651 | 8 483 | | 8 483 |
| Directors' valuation of unlisted investments | | 91 | 91 | | 68 | 68 |
| Market values and directors' valuation | 4 651 | 91 | 4 742 | 8 483 | 68 | 8 551 |

| Reconciliation of carrying value of investments available-for-sale at the beginning and end of the year | 2009 R million | 2008 R million |
|---|---|---|
| Balances at 1 April | 8 551 | 6 245 |
| Fair value adjustments for the year | (4 205) | 2 258 |
| Investments made | 431 | 48 |
| Disposals | (35) | – |
| **Balances at 31 March** | 4 742 | 8 551 |

9. **RETIREMENT BENEFITS**

| | 2009 | 2008 |
|---|---|---|
| **Balance sheet obligations** | | |
| Retirement benefits | (9) | (91) |
| Post-retirement medical benefits | (147) | (138) |
| | (156) | (229) |
| **Balance sheet assets** | 100 | 103 |
| Retirement benefits | 9 | 10 |
| Defined contribution fund employer's surplus** | 91 | 93 |
| Net defined benefit post-retirement obligation | (56) | (126) |
| **Represented by:** | | |
| Retirement benefits (refer note 9.1) | – | (81) |
| Post-retirement medical benefits (refer note 9.2) | (147) | (138) |
| Defined contribution fund employer's surplus** | 91 | 93 |
| | (56) | (126) |
| **Income statement** | | |
| Retirement benefits* | 5 | 2 |
| Post-retirement medical benefits | 13 | 10 |
| Expense/(income) | 18 | 12 |

\*   *Refer note 23 on page 97.*
\*\* *The defined contribution fund employer's surplus was included under "Debtors and short-term loans" in the 2008 financial statements.*

**9.  RETIREMENT BENEFITS** *(continued)*

**9.1  Retirement benefits**

Some of the Company's subsidiaries have various defined benefit pension funds, defined contribution pension funds and defined contribution provident funds which are privately administered independent of the finances of the Group. All the funds are governed by the Pension Funds Act, 1956 (as amended). All salaried employees are obliged to accept membership of one of these funds.

For statutory purposes the defined benefit pension funds are actuarially valued every three years by independent actuaries using the projected unit credit method. The latest actuarial valuations of these funds were conducted between 31 March 2005 and 31 March 2008.

| | Balance sheet | | | | | Income statement |
| | *Fair value of plan assets* R million | *Present value of funded obligations* R million | *Unrecognised actuarial (gains)/ losses* R million | *Pension fund surplus limitation** R million | *Amount recognised in balance sheet* R million | *Included in staff costs* R million |
|---|---|---|---|---|---|---|
| **Balances at 1 April 2007** | 771 | (767) | (45) | (34) | (75) | |
| Current service cost | – | (3) | – | – | (3) | 3 |
| Interest cost | – | (44) | – | – | (44) | 44 |
| Expected return on assets | 52 | – | – | – | 52 | (52) |
| Surplus limitation utilisation | – | – | 71 | (79) | (8) | 8 |
| Amortisation of actuarial (gains)/losses | – | – | 1 | – | 1 | (1) |
| Contributions | 8 | – | – | – | 8 | – |
| Exchange rate differences | 64 | (80) | 4 | – | (12) | – |
| Benefit payments | (83) | 83 | – | – | – | – |
| Actuarial movements: fund obligation | – | (34) | 34 | – | – | – |
| Actuarial movements: plan assets | 63 | – | (63) | – | – | – |
| **Balances at 31 March 2008** | 875 | (845) | 2 | (113) | (81) | 2 |
| Current service cost | – | (2) | – | – | (2) | 2 |
| Interest cost | – | (54) | – | – | (54) | 54 |
| Expected return on assets | 66 | – | – | – | 66 | (66) |
| Surplus limitation utilisation | – | – | (47) | 32 | (15) | 15 |
| Contributions | 79 | – | – | – | 79 | – |
| Exchange rate differences | (88) | 108 | (13) | – | 7 | – |
| Benefit payments | (43) | 43 | – | – | – | – |
| Actuarial movements: fund obligation | – | 53 | (53) | – | – | – |
| Actuarial movements: plan assets | (171) | – | 171 | – | – | – |
| **Balances at 31 March 2009** | 718 | (697) | 60 | (81) | – | 5 |

*\* The pension fund surplus is not recognised as an asset in the balance sheet as the process of allocating these surpluses in terms of the Pension Funds Act has not yet been finalised.*

|  | 2009<br>R million | 2008<br>R million |
|---|---|---|
| **9. RETIREMENT BENEFITS** *(continued)* | | |
| **9.1 Retirement benefits** *(continued)* | | |
| Amount of plan assets represented by investment in the entity's own financial instruments | 6 | 20 |
| Actual return on plan assets | (105) | 115 |
| Adjustment for experience on funded obligations | 3 | (21) |
| Expected contributions to retirement funds for the year ended 31 March 2010: R9 million | | |

|  | Number | Number |
|---|---|---|
| Number of members | 7 870 | 7 425 |

|  | % | % |
|---|---|---|
| **Composition of plan assets** | | |
| Cash | 7.16 | 6.81 |
| Equity | 21.23 | 22.48 |
| Bonds | 1.80 | 1.67 |
| Property | 1.15 | 1.39 |
| International | 68.66 | 67.65 |
| | 100.00 | 100.00 |

|  |  |  |
|---|---|---|
| **Principal actuarial assumptions on balance sheet date** | | |
| Discount rate | 6.50 – 9.25 | 6.50 – 9.62 |
| Expected rates of return on plan assets* | 6.76 – 10.25 | 6.43 – 10.25 |
| Future salary increases | 6.25 – 7.25 | 6.25 – 7.25 |
| Future pension increases | 3.00 – 5.25 | 3.50 – 6.25 |
| Inflation rate | 5.25 | 6.25 |

*\* The expected return on plan assets is determined with reference to the expected long-term returns on equity, cash and bonds.*

| **Fund history for the current and previous 3 years** | 2009<br>R million | 2008<br>R million | 2007<br>R million | 2006<br>R million |
|---|---|---|---|---|
| Fair value of plan assets | 718 | 875 | 771 | 722 |
| Present value of funded obligations | (697) | (845) | (767) | (633) |
| Surplus/(deficit) | 21 | 30 | 4 | 89 |

9. RETIREMENT BENEFITS *(continued)*

**9.2 Post-retirement medical benefits**

| | Balance sheet | | | | Income statement |
|---|---|---|---|---|---|
| | *Fair value of plan assets* R million | *Present value of funded obligations* R million | *Unrecognised actuarial (gains)/ losses* R million | *Amount recognised in balance sheet* R million | *Included in staff costs* R million |
| **Balances at 1 April 2007** | 35 | (146) | (18) | (129) | |
| Current service cost | – | (3) | – | (3) | 3 |
| Interest cost | – | (11) | – | (11) | 11 |
| Expected return on assets | 3 | – | – | 3 | (3) |
| Amortisation of actuarial (gains)/losses | – | – | 1 | 1 | (1) |
| Benefit payments | – | 1 | – | 1 | – |
| Actuarial movements | (1) | 6 | (5) | – | – |
| **Balances at 31 March 2008** | 37 | (153) | (22) | (138) | 10 |
| Current service cost | – | (5) | – | (5) | 5 |
| Interest cost | – | (13) | – | (13) | 13 |
| Expected return on assets | 3 | – | – | 3 | (3) |
| Amortisation of actuarial (gains)/losses | – | – | 2 | 2 | (2) |
| Contributions | – | 2 | – | 2 | – |
| Benefit payments | (2) | 4 | – | 2 | – |
| Actuarial movements | (4) | (29) | 33 | – | – |
| **Balances at 31 March 2009** | 34 | (194) | 13 | (147) | 13 |

| | 2009 R million | 2008 R million |
|---|---|---|
| Amount of plan assets represented by investment in the entity's own financial instruments | 2 | 2 |
| Actual return on plan assets | (1) | 2 |
| Expected contributions to retirement funds for the year ended 31 March 2010: R14 million | | |

| | Number | Number |
|---|---|---|
| Number of members | 959 | 987 |

| Fund history for the current and previous 3 years | 2009 R million | 2008 R million | 2007 R million | 2006 R million |
|---|---|---|---|---|
| Fair value of plan assets | 34 | 37 | 35 | 16 |
| Present value of funded obligations | (194) | (153) | (146) | (121) |
| Surplus/(deficit) | (160) | (116) | (111) | (105) |

| Composition of plan assets | 2009 % | 2008 % |
|---|---|---|
| Cash | 16.00 | 3.00 |
| Equity | 81.00 | 92.00 |
| Bonds | 3.00 | 5.00 |
| | 100.00 | 100.00 |

|  | 2009 % | 2008 % |
|---|---|---|
| **9. RETIREMENT BENEFITS** *(continued)* | | |
| **9.2 Post-retirement medical benefits** *(continued)* | | |
| **Principal actuarial assumptions on balance sheet date** | | |
| Discount rate | **8.25 – 9.00** | 8.75 – 9.00 |
| Expected rates of return on plan assets* | **10.00** | 9.75 |
| Annual increase in healthcare costs | **5.25 – 7.25** | 5.50 – 7.50 |

*\* The expected return on plan assets is determined with reference to the expected long-term returns on equity, cash and bonds.*

|  | 2009 Increase R million | 2009 Decrease R million |
|---|---|---|
| The effect of a 1% movement in the above-mentioned expected yearly increase in healthcare costs is as follows: | | |
| Post-retirement medical liability | **34** | **27** |
| Current service costs and interest on obligation | **2** | **2** |

|  | 2009 R million | 2008 R million |
|---|---|---|
| **10. TAXATION** | | |
| **10.1 Deferred taxation** | | |
| **Deferred taxation liability** | **825** | 1 454 |
| Property, plant and equipment | **359** | 334 |
| Intangibles | **10** | 13 |
| Inventories | **152** | 109 |
| Provisions | **(61)** | (68) |
| Biological agricultural assets | **38** | 26 |
| Investments (accounted for directly in equity) | **372** | 1 027 |
| Tax losses | **(25)** | (38) |
| Future capital gain taxable | **32** | 35 |
| Other | **(52)** | 16 |
| **Deferred tax asset** | **(10)** | (4) |
| Property, plant and equipment | **21** | (2) |
| Inventories | **4** | – |
| Provisions | **(2)** | (2) |
| Tax losses | **(25)** | – |
| Other | **(8)** | – |
| Net deferred taxation | **815** | 1 450 |
| The movement between balances of deferred taxation at the beginning and end of the year can be analysed as follows: | | |
| Beginning of the year | **1 450** | 1 081 |
| Rate change | **–** | (25) |
| As per income statement | **(14)** | 79 |
| Direct in equity | **(621)** | 315 |
|  | **815** | 1 450 |

No deferred tax is provided on temporary differences relating to investments in subsidiary companies and joint ventures as Remgro controls the dividend policy of these companies and consequently also controls the reversal of the temporary differences.

Deferred taxation on capital distributions received from 1 October 2001 to 30 September 2007 is provided at 14.0%, as a result of the promulgation of retrospective legislation.

|  | 2009<br>R million | 2008<br>R million |
|---|---:|---:|
| **10. TAXATION** *(continued)* |  |  |
| **10.2 Tax losses** |  |  |
| Estimated tax losses available for set-off against future taxable income | **118** | 189 |
| Utilised to create deferred tax asset | **(36)** | (135) |
|  | **82** | 54 |

The calculated capital losses on 31 March, which could be set off against future capital gains of the Company, amount to R3 906 million.

| **10.3 Secondary taxation on companies (STC)** |  |  |
|---|---:|---:|
| The STC credits on 31 March, which could be set off against future dividend payments, amount to |  |  |
| – The Company | **3 260** | 76 |
| – Subsidiary companies | **2 595** | 2 970 |
| Unutilised STC credits | **5 855** | 3 046 |

Remgro's history of dividends received compared to ordinary dividends paid suggests increasing STC credits over time. It is therefore unlikely that Remgro's STC credits will be utilised against ordinary dividends paid in the foreseeable future, and consequently no deferred tax asset has been created for the Company's unutilised STC credits.

| **10.4 Taxation in income statement** |  |  |
|---|---:|---:|
| CONSOLIDATED |  |  |
| Current | **261** | 313 |
| – current year – South African normal taxation | **246** | 290 |
| – Taxation on capital gain | **2** | 17 |
| – Foreign taxation | **7** | 8 |
|  | **255** | 315 |
| – previous year – South African normal taxation | **6** | (2) |
| Secondary taxation on companies – current | **21** | 27 |
| Deferred – current year | **–** | 56 |
| – previous year | **(10)** | 1 |
| – rate change | **–** | (13) |
| – tax on capital gain | **(4)** | 35 |
|  | **268** | 419 |
| THE COMPANY |  |  |
| Secondary taxation on companies – current | **686** | – |

| **10.5 Reconciliation of effective tax rate of the Company and its subsidiaries with standard rate** | **%** | % |
|---|---:|---:|
| Effective tax rate | **21.6** | 12.9 |
| Reduction/(increase) in standard rate as a result of: |  |  |
| Exempt dividend income | **7.9** | 2.3 |
| Non-taxable capital profit | **0.6** | 13.5 |
| Other non-taxable income | **2.0** | 3.6 |
| Foreign taxation | **(2.7)** | (1.7) |
| Previous year taxation | **0.2** | – |
| Rate change | **–** | 0.4 |
| Future capital gain payable | **0.1** | (1.2) |
| Secondary taxation on companies | **(1.7)** | (0.8) |
| Standard rate | **28.0** | 29.0 |

|  |  | 2009<br>R million | 2008<br>R million |
|---|---|---|---|
| **11.** | **INVENTORIES** |  |  |
|  | Raw materials | 326 | 333 |
|  | Finished products | 516 | 549 |
|  | Work in progress | 3 | 12 |
|  | Consumable stores | 66 | 59 |
|  |  | 911 | 953 |

**12. DEBTORS AND SHORT-TERM LOANS**

|  | The Company | | Consolidated | |
|---|---|---|---|---|
|  | 2009<br>R million | 2008<br>R million | 2009<br>R million | 2008<br>R million |
| Trade debtors (gross) | 6 | 3 | 1 241 | 1 184 |
| Less: Provision for impairments | – | – | (45) | (44) |
| Trade debtors (net) | 6 | 3 | 1 196 | 1 140 |
| Dividends receivable | – | – | 389 | – |
| Advance payments and other | – | – | 214 | 152 |
| Loans – Subsidiary companies | 12 793 | 2 310 | – | – |
|  | 12 799 | 2 313 | 1 799 | 1 292 |

Debtors with a carrying value of R42 million (2008: R32 million) provided collateral to the Group. Loans to subsidiary companies are unsecured, carry no interest and are repayable on request.

Movements on the provision for impairments of trade debtors are as follows:

|  | 2009<br>R million | 2008<br>R million |
|---|---|---|
| Balances at 1 April | 44 | 49 |
| Provision for impairments on debtors | 13 | 8 |
| Debtors written off as uncollectable during the year | (9) | (3) |
| Unused amounts written back | (1) | (11) |
| Other | (2) | 1 |
| **Balances at 31 March** | 45 | 44 |

During the year, bad debts amounting to R21 million (2008: R11 million) were written off. The other classes of assets in debtors and short-term loans have no assets where impairments were made. For further information refer to note 31.

**13. DERIVATIVE INSTRUMENTS**

**The following material derivative instruments existed at 31 March:**

|  | 2009 | | | 2008 | | |
|---|---|---|---|---|---|---|
| **Assets** | *Currency value*<br>**million** | *Forward value*<br>**R million** | *Fair value*<br>**R million** | *Currency value*<br>million | *Forward value*<br>R million | *Fair value*<br>R million |
| *Foreign exchange contracts* |  |  |  |  |  |  |
| Buy: USA dollar | – | – | – | 11.7 | 95.0 | 8.8 |
|     Other | – | – | – | 2.0 | 26.2 | 2.5 |
| Sell: USA dollar | 18.1 | 186.6 | 9.3 | – | – | – |
|  |  |  | 9.3 |  |  | 11.3 |
| *Other derivative instruments* |  |  |  |  |  |  |
| Sugar selling contracts |  |  | – |  |  | 0.3 |
| Soy option contracts |  |  | 2.0 |  |  | – |
| Exchange option contracts |  |  | 4.3 |  |  | 7.0 |
|  |  |  | 6.3 |  |  | 7.3 |
|  |  |  | 15.6 |  |  | 18.6 |

13.  DERIVATIVE INSTRUMENTS *(continued)*
     **The following material derivative instruments existed at 31 March:**

| Liabilities | 2009 Currency value million | 2009 Forward value R million | 2009 Fair value R million | 2008 Currency value million | 2008 Forward value R million | 2008 Fair value R million |
|---|---|---|---|---|---|---|
| *Foreign exchange contracts* | | | | | | |
| Buy: Euro | 3.5 | 3.5 | – | 1.0 | 11.6 | 1.1 |
| USA dollar | 89.3 | 85.8 | 3.6 | 0.1 | 1.3 | 0.1 |
| Sell: USA dollar | – | – | – | 5.3 | 42.6 | 0.8 |
| | | | 3.6 | | | 2.0 |
| *Other derivative instruments* | | | | | | |
| Commodity option contracts | | | 2.1 | | | – |
| Exchange option contracts | | | 10.5 | | | – |
| Interest rate swops | | | 1.7 | | | – |
| Soy option contracts | | | – | | | 1.3 |
| | | | 14.3 | | | 1.3 |
| | | | 17.9 | | | 3.3 |

| | 2009 R million | 2008 R million |
|---|---|---|

14.  ASSETS HELD FOR SALE
     On 31 January 2007 Tsb Sugar entered into an agreement to sell certain assets in terms of
     a land reform transaction. The effective date of the Tenbosch transaction was 1 April 2007.
     The second phase of the land reform transaction is now in process and the assets that will be
     sold in terms of the agreement are therefore classified as held for sale and valued in terms of
     the requirements of IFRS 5.

     Details of the assets classified as held for sale are as follows:

| Assets | 2009 R million | 2008 R million |
|---|---|---|
| Property, plant and equipment | 59 | 71 |
| Biological agricultural assets | 60 | 44 |
| Inventories | – | 1 |
| Various other net assets | 57 | 89 |
| | 176 | 205 |

15.  INVESTMENT IN MONEY MARKET FUNDS
     Money market fund investments are held in the following currencies:

| | 2009 R million | 2008 R million |
|---|---|---|
| USA dollar (2009: $80 million; 2008: $Nil) | 766 | – |
| British pound (2009: £13 million; 2008: £Nil) | 181 | – |
| Euro (2009: €50 million; 2008: €Nil) | 631 | – |
| | 1 578 | – |

Investments in money market funds relate to investments in shares of JP Morgan liquidity funds, specifically the Sterling
Gilt Liquidity Fund, the US Treasury Liquidity Fund and the Euro Government Liquidity Fund. The portfolios of the funds
on 31 March 2009 consisted of government bonds with maturities of up to one year and bank repurchase agreements to ensure
liquidity on demand as the shares in the funds are callable on a daily basis. Distributions from these funds are disclosed as dividend
income. These instruments carry very low risk and provide daily liquidity, but cannot be classified as cash and cash equivalents
as the individual instruments held by the funds do not meet the maturity criteria of IAS 7: Statement of Cash Flows. These
investments are considered to be equity instruments categorised as "financial assets at fair value through profit and loss".

|  |  | 2009<br>R million | 2008<br>R million |
|---|---|---|---|
| **16.** | **CASH AND CASH EQUIVALENTS** | | |
|  | Cash at the centre | 4 389 | 3 273 |
|  | Operating subsidiaries | 661 | 661 |
|  |  | 5 050 | 3 934 |
|  | The cash is held in the following currencies: | | |
|  | South African rand | 1 513 | 1 201 |
|  | British pound | 118 | 2 733 |
|  | USA dollar | 2 283 | – |
|  | Euro | 946 | – |
|  | Swiss franc | 190 | – |
|  |  | 5 050 | 3 934 |

At year-end cash and cash equivalents earned interest at effective interest rates that vary between 9.25% and 10.86% (2008: 10.85% and 10.95%) per annum at local financial institutions and between 0.03% and 5.30% (2008: 5.20% and 5.45%) per annum abroad.

|  |  | 2009 | 2008 |
|---|---|---|---|
|  | Cash and cash equivalents are represented by the following: | | |
|  | United Kingdom treasury bills | 41 | 2 557 |
|  | United States treasury bills | 772 | – |
|  | German treasury instruments | 157 | – |
|  | Current accounts and money market instruments | 4 079 | 1 376 |
|  | Cash | 1 | 1 |
|  |  | 5 050 | 3 934 |
|  | At year-end the Group's cash was invested at financial institutions with the following Moody's credit rating (unless otherwise indicated): | | |
|  | Aaa | 970 | 2 648 |
|  | Aa1 | – | 100 |
|  | Aa2 | 1 051 | – |
|  | Aa3 | 27 | 98 |
|  | A1 | 1 063 | – |
|  | Baa1 | 1 475 | 1 087 |
|  | F1+ (Fitch credit rating) | 463 | – |
|  | Cash on hand | 1 | 1 |
|  |  | 5 050 | 3 934 |
| **17.** | **SHARE CAPITAL AND SHARE PREMIUM** | | |
|  | **Share capital** | | |
|  | **Authorised** | | |
|  | 512 493 650 ordinary shares of 1 cent each | 5.1 | 5.1 |
|  | 40 506 352 B ordinary shares of 10 cents each | 4.1 | 4.1 |
|  |  | 9.2 | 9.2 |
|  | **Issued** | | |
|  | 439 479 751 (2008: 449 003 606) ordinary shares of 1 cent each | 4.4 | 4.5 |
|  | 35 506 352 (2008: 35 506 352) B ordinary shares of 10 cents each | 3.5 | 3.5 |
|  |  | 7.9 | 8.0 |

| | 2009 Number of shares | 2008 Number of shares |
|---|---|---|
| **17.** **SHARE CAPITAL AND SHARE PREMIUM** *(continued)* | | |
| **Movement of the ordinary shares of 1 cent each for the year:** | | |
| Total number of shares issued at 1 April | 449 003 606 | 448 802 207 |
| Shares issued | – | 201 399 |
| Shares cancelled | (9 523 855) | – |
| **Total number of shares issued at 31 March\*** | **439 479 751** | 449 003 606 |

*\* Treasury shares held by wholly owned subsidiary companies included.*

| Share premium | 2009 R million | 2008 R million |
|---|---|---|
| **Movement of the share premium account for the year:** | | |
| Balance at 1 April | 37 | – |
| Shares issued | – | 37 |
| Shares cancelled | (37) | – |
| **Balance at 31 March** | **–** | 37 |

Each ordinary share has one vote.
Each B ordinary share has ten votes.

Number of shares held in treasury by a wholly owned subsidiary and shares held by The Remgro Share Trust (ordinary shares of 1 cent each): 3 500 000 (2008: 11 972 555).

At a general meeting of shareholders held on 7 October 2008, 21 000 000 Remgro ordinary shares were placed under the control of the Remgro Board as a specific authority for purposes of issuing and allotting such Remgro ordinary shares to participants in the Remgro Equity Settled Share Appreciation Right Scheme (the "SAR Scheme") in accordance with the provisions of the rules of the SAR Scheme.

Details in respect of the share schemes and the current year's offers are disclosed in note 25 and the Report of the Board of Directors.

| | 2009 R million | 2008 R million |
|---|---|---|
| **18.** **RESERVES** | | |
| **18.1 Composition of reserves** | | |
| The Company: | | |
| Retained earnings | 159 | 2 255 |
| Subsidiary companies and joint ventures | 29 523 | 31 102 |
| Fair value reserve | 3 389 | 6 977 |
| Other reserves | 314 | 1 586 |
| Retained earnings | 25 820 | 22 539 |
| Associated companies: | | |
| Equity reserves | 8 642 | 25 340 |
| | 38 324 | 58 697 |
| Statutory non-distributable reserves included in | 11 | 518 |
| Other reserves | 11 | 11 |
| Equity reserves | – | 507 |

**18.    RESERVES** (*continued*)

**18.2 Included in the respective reserves above are reserves arising on exchange rate translation**

| | *Other reserves* R million | *Equity reserves* R million | *Retained earnings* R million | **2009 Total** **R million** | 2008 Total R million |
|---|---|---|---|---|---|
| Balances at 1 April | 1 167 | 4 565 | 511 | 6 243 | 3 881 |
| Exchange rate adjustments during the year | (82) | (351) | (3) | (436) | 2 362 |
| Transfer of equity adjustment | (12) | 71 | (59) | – | – |
| Realised to the income statement | (1 050) | (4 285) | (507) | (5 842) | – |
| **Balances at 31 March** | **23** | **–** | **(58)** | **(35)** | 6 243 |

| | **2009** **R million** | 2008 R million |
|---|---|---|
| **19.    LONG-TERM LOANS** | | |
| Interest-bearing loans | | |
| Secured long-term loans with effective interest rates of between 9.37% and 13% | | |
| (2008: 9.37% and 15%) per annum repayable over a period of between four to ten years | 204 | 202 |
| These liabilities are secured by assets with a book value of R56 million | | |
| (2008: R48 million). | | |
| Net liabilities resulting from various capitalised finance leases and instalment | | |
| sale agreements payable in monthly, quarterly and annual instalments at varying | | |
| interest rates per annum amount to | 4 | 3 |
| These liabilities are secured by plant, machinery and equipment | | |
| with a book value of R4 million (2008: R3 million). | | |
| Various unsecured loans with varying terms and interest rates | 3 | 3 |
| | 211 | 208 |
| Instalments payable within one year transferred to short-term interest-bearing loans | (20) | (19) |
| | 191 | 189 |
| Payable – two to five years | 191 | 180 |
| Payable thereafter | – | 9 |
| | 191 | 189 |

| | The Company | | Consolidated | |
|---|---|---|---|---|
| | **2009** **R million** | 2008 R million | **2009** **R million** | 2008 R million |
| **20.    TRADE AND OTHER PAYABLES** | | | | |
| Trade payables | 56 | 13 | 1 418 | 1 182 |
| Accrued expenses | – | – | 581 | 644 |
| | 56 | 13 | 1 999 | 1 826 |
| **21.    SHORT-TERM LOANS** | | | | |
| Interest-bearing loans | | | | |
|   Portion of long-term interest-bearing loans payable | | | | |
|     within one year | – | – | 20 | 19 |
|   Bank overdrafts | – | – | 31 | 103 |
| | – | – | 51 | 122 |
| Interest-free loans with no fixed repayment conditions | – | – | 66 | 68 |
| Loans – Subsidiary companies | 12 576 | – | | |
| | 12 576 | – | 117 | 190 |

### 22. PROVISIONS

| | Legal disputes* R million | Other** R million | 2009 R million | Legal disputes* R million | Other** R million | 2008 R million |
|---|---|---|---|---|---|---|
| Balances at 1 April | 43 | 5 | 48 | 40 | 8 | 48 |
| Additional provisions | – | – | – | 4 | 1 | 5 |
| Unused amounts | (25) | – | (25) | – | – | – |
| Other | – | – | – | – | (1) | (1) |
| | 18 | 5 | 23 | 44 | 8 | 52 |
| Provisions utilised during the year | – | – | – | (1) | (3) | (4) |
| **Balances at 31 March** | **18** | **5** | **23** | 43 | 5 | 48 |

\*  Litigation, of which the timing and outcome is uncertain, is in progress against certain subsidiary companies.
** Various smaller provisions.

| | 2009 R million | 2008 R million |
|---|---|---|
| **23. STAFF COSTS** | | |
| Salaries and wages | 1 513 | 1 452 |
| Share-based payments | 49 | 23 |
| Retirement benefits | – | 1 |
| Pension costs – defined contribution | 99 | 87 |
| Pension costs – defined benefit | 5 | 2 |
| Post-retirement medical benefits | 13 | 10 |
| Other | 65 | 46 |
| | 1 744 | 1 621 |

### 24. DIRECTORS' EMOLUMENTS

| | 2009 Executive R'000 | Non-executive R'000 | Total R'000 | 2008 Executive R'000 | Non-executive R'000 | Total R'000 |
|---|---|---|---|---|---|---|
| **Executive directors** | | | | | | |
| Fees | 880 | | 880 | 750 | | 750 |
| Salaries | 15 000 | | 15 000 | 11 919 | | 11 919 |
| Share Scheme bonuses* | 20 064 | | 20 064 | – | | – |
| Retirement fund contributions | 3 344 | | 3 344 | 2 690 | | 2 690 |
| Other benefits | 1 547 | | 1 547 | 1 212 | | 1 212 |
| Subtotal | 40 835 | | 40 835 | 16 571 | | 16 571 |
| **Non-executive directors** | | | | | | |
| Independent | 1 257 | 1 257 | | 1 175 | 1 175 | |
| Non-independent | 3 943 | 3 943 | | 4 429 | 4 429 | |
| Total | 40 835 | 5 200 | 46 035 | 16 571 | 5 604 | 22 175 |
| Increase in value – Remgro Share Scheme* | 133 530 | 103 104 | 236 634 | – | – | – |

\* Refer note 25.1 on page 99.

| | 2009 Fees R'000 | Salaries and other R'000 | Total R'000 | 2008 Fees R'000 | Salaries and other R'000 | Total R'000 |
|---|---|---|---|---|---|---|
| Paid by: | | | | | | |
| The Company | 1 417 | | 1 417 | 1 325 | | 1 325 |
| Subsidiary company | 1 280 | 43 338 | 44 618 | 1 200 | 19 650 | 20 850 |
| | 2 697 | 43 338 | 46 035 | 2 525 | 19 650 | 22 175 |

## 24. DIRECTORS' EMOLUMENTS *(continued)*

| | 2009 | | | | | | 2008 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | *Fees* R'000 | *Salaries* R'000 | *Share Sheme bonuses*[9] R'000 | *Retire-ment fund* R'000 | *Other benefits*[10] R'000 | *Total* R'000 | Fees R'000 | Salaries R'000 | Retire-ment fund R'000 | Other benefits[10] R'000 | Total R'000 |
| **Executive** | | | | | | | | | | | |
| W E Bührmann | **160** | **1 806** | **6 583** | **389** | **289** | **9 227** | 150 | 1 578 | 341 | 221 | 2 290 |
| L Crouse[1] | **160** | **2 750** | | **588** | **223** | **3 721** | | | | | |
| J W Dreyer[2] | **80** | **698** | | **132** | **35** | **945** | | | | | |
| D M Falck[3] | | **560** | | **111** | **80** | **751** | 150 | 2 027 | 436 | 319 | 2 932 |
| J A Preller (Mrs) | **160** | **999** | **3 659** | **229** | **242** | **5 289** | 150 | 910 | 210 | 221 | 1 491 |
| T van Wyk | **160** | **1 591** | **4 694** | **343** | **175** | **6 963** | 150 | 1 329 | 293 | 182 | 1 954 |
| M H Visser[4] | **160** | **6 596** | **5 128** | **1 552** | **503** | **13 939** | 150 | 6 075 | 1 410 | 269 | 7 904 |
| Subtotal | **880** | **15 000** | **20 064** | **3 344** | **1 547** | **40 835** | 750 | 11 919 | 2 690 | 1 212 | 16 571 |
| **Non-executive (independent)** | | | | | | | | | | | |
| G D de Jager | **241** | | | | | **241** | 225 | | | | 225 |
| P K Harris | **187** | | | | | **187** | 175 | | | | 175 |
| M M Morobe | **160** | | | | | **160** | 150 | | | | 150 |
| D Prins[5] | **134** | | | | | **134** | 250 | | | | 250 |
| M Ramos (Mrs)[6] | **160** | | | | | **160** | 150 | | | | 150 |
| F Robertson | **241** | | | | | **241** | 225 | | | | 225 |
| H Wessels[7] | **134** | | | | | **134** | | | | | |
| Subtotal | **1 257** | | | | | **1 257** | 1 175 | | | | 1 175 |
| **Non-executive (non-independent)** | | | | | | | | | | | |
| P E Beyers | **160** | **568** | **–** | **144** | **104** | **976** | 150 | 514 | 131 | 102 | 897 |
| J W Dreyer[2] | **80** | **929** | **–** | **218** | **69** | **1 296** | 150 | 1 395 | 306 | 102 | 1 953 |
| E de la H Hertzog | **160** | **1 059** | **–** | **215** | **77** | **1 511** | 150 | 1 000 | 204 | 75 | 1 429 |
| J Malherbe | **160** | **–** | **–** | **–** | **–** | **160** | 150 | – | – | – | 150 |
| J P Rupert[8] | **–** | **–** | **–** | **–** | **–** | **–** | – | – | – | – | – |
| Subtotal | **560** | **2 556** | **–** | **577** | **250** | **3 943** | 600 | 2 909 | 641 | 279 | 4 429 |
| Total | **2 697** | **17 556** | **20 064** | **3 921** | **1 797** | **46 035** | 2 525 | 14 828 | 3 331 | 1 491 | 22 175 |

1. *Mr L Crouse was appointed as financial director on 18 June 2008.*
2. *Mr J W Dreyer was appointed as executive director on 25 November 2008. Prior to this date he served on the Board as a non-independent non-executive director.*
3. *Mr D M Falck retired as financial director on 18 June 2008. In terms of the rules of the Remgro Share Scheme, participants who retired from the employment of the Group have one year after their retirement in which to exercise shares offered to them.*
4. *Mr M H Visser earned, in addition to the above, a director's fee of GBP78 750 (2008: GBP75 000) from BAT. He retired as a director of BAT on 30 April 2009.*
5. *Mr D Prins retired as a non-executive director on 22 August 2008. He was the chairman of the Audit and Risk Committee.*
6. *Mrs M Ramos retired as an independent non-executive director on 26 February 2009.*
7. *Mr H Wessels was appointed as an independent non-executive director on 22 August 2008. He was also appointed as the chairman of the Audit and Risk Committee.*
8. *Mr J P Rupert receives no emoluments.*
9. *This bonus represents the gain paid to participants to the Remgro Share Scheme relating to ordinary shares in Remgro Limited purchased by participants after 30 September 2004, which have not vested by 6 August 2008. The gain was calculated as the difference between the original offer price of the shares and the five-day volume weighted average price up to 27 October 2008, being the last day to trade in order to have qualified for the BAT unbundling. The treatment as described was approved by Remgro shareholders on 7 October 2008.*
10. *Benefits include medical aid contributions and vehicle benefits.*

25. **SHARE-BASED PAYMENTS**

The share-based payments that are accounted for in the financial statements are in respect of the Remgro Share Scheme and the Remgro Equity Settled Share Appreciation Right Scheme, as well as the Rainbow Share Scheme.

**Background to the Remgro Share Scheme and the Remgro Equity Settled Share Appreciation Right Scheme**
The valuation of both share schemes were performed using an actuarial model. This model was developed by an independent third party from the standard binomial option pricing model in order to address the unique nature of the schemes, especially with regard to early exercise of offers.

The expected contract lifetimes are estimated by considering separately each of the tranches within that grant. The risk-free rate was estimated by using the implied yield on an SA zero-coupon government bond and the yield curve over the expected contract lifetimes of five, six and seven years from the offer date.

Share price volatility of ordinary shares in Remgro Limited was determined with reference to movements in the share price since 1 October 2000, that being the date from which Remgro commenced trading on the JSE.

Dividend yield was calculated using the two-year moving average dividend yield at each offer date.

**25.1 Remgro Share Scheme (the "Scheme")**

Share-based payments in terms of the Scheme consist of ordinary shares in Remgro Limited that were offered to participants. The offers are valid for one year from the offer date. The Scheme is a deferred purchase scheme and payment takes place in three equal yearly instalments, the first of which is payable three years after the offer date. Participants have no rights to delivery, voting or ordinary dividends on shares before payment has been made. Participants may choose to pay on a later date, with the resultant deferment of rights. Payment relating to offers before 26 November 2004 must be settled within ten years, while offers thereafter must be settled before seven years have passed. The Scheme was superseded by the Remgro Equity Share Appreciation Right Scheme following the unbundling of BAT.

| | 2009<br>R million | 2008<br>R million |
|---|---|---|
| Share-based payment cost included in the income statement (in accordance with IFRS 2) | 16 | 12 |
| Fair value of offers made during the year | – | 7 |

Although the Group elected, in accordance with the transitional provisions of IFRS, to only apply IFRS 2 on transactions entered into after 7 November 2002 that had not vested at 1 January 2005, the following information relates to all offers to the participants of the Scheme.

**Number and weighted average exercise prices of all share offers to participants of the Scheme:**

| | 2009 | | 2008 | |
|---|---|---|---|---|
| | Number<br>of shares | Rand | Number<br>of shares | Rand |
| Previous financial years | 3 411 923 | 78.01 | 3 396 994 | 72.65 |
| Offered in current financial year | – | – | 145 562 | 185.69 |
| Resignations and other | (547 698) | 124.58 | (4 250) | 117.70 |
| Shares paid for and delivered | (2 448 700) | 59.84 | (126 383) | 56.50 |
| **Total at 31 March** | **415 525** | **123.68** | 3 411 923 | 78.01 |
| **Exercisable at the end of the period** | **60 452** | **87.86** | 2 127 518 | 53.78 |

25.   **SHARE-BASED PAYMENTS** *(continued)*

25.1 **Remgro Share Scheme (the "Scheme")** *(continued)*

Exercise price range of all offers:

| | Number of shares outstanding at year-end | 2009 Weighted average remaining contract lifetime in years | Weighted average exercise price per share (Rand)* | Number of shares outstanding at year-end | 2008 Weighted average remaining contract lifetime in years | Weighted average exercise price per share (Rand) |
|---|---|---|---|---|---|---|
| R40 – R60 | – | – | – | 1 399 790 | 2.57 | 45.03 |
| R60 – R80 | – | – | – | 625 238 | 5.12 | 64.46 |
| R80 – R100 | 174 614 | 2.67 | 87.86 | 648 709 | 4.10 | 86.88 |
| R100 – R120 | – | – | – | 24 248 | 4.64 | 114.05 |
| R120 – R140 | 172 681 | 4.24 | 135.00 | 567 986 | 5.24 | 134.89 |
| R140 – R160 | – | – | – | 390 | 5.66 | 155.45 |
| R160 – R180 | – | – | – | 14 915 | 6.33 | 176.83 |
| R180 – R200 | 68 230 | 5.22 | 186.70 | 130 647 | 6.22 | 186.70 |

The following assumptions were used in the binomial model to value offers:

| | 2008 |
|---|---|
| Weighted average Remgro share price for the year (R) | 185.73 |
| Exercise price (R) | 155.45 – 187.50 |
| Average expected exercise period (years) | 5 – 7 |
| Price volatility (%) | 19.24 – 20.21 |
| Risk-free rate (%) | 7.7 – 8.4 |
| Expected dividend yield (%) | 2.5 – 2.6 |

No offers were made during the current financial year in terms of this share scheme.

\*  *Additionally, in terms of the scheme rules, participants also receive all special dividends and proceeds from group restructurings following the offer date.*

25.2 **Remgro Equity Settled Share Appreciation Right Scheme (the "SAR Scheme")**

Participants of the SAR Scheme are remunerated with shares to the value of the appreciation of a specified number of Remgro ordinary shares that must be exercised within a period of seven years after the grant date.

The earliest intervals at which the share appreciation rights (SARs) are exercisable are as follows:
  •  One-third after the third anniversary of the grant date
  •  Two-thirds after the fourth anniversary of the grant date
  •  The remainder after the fifth anniversary of the grant date

| | 2009 R million | 2008 R million |
|---|---|---|
| Share-based payment cost included in the income statement (in accordance with IFRS 2) | 13 | – |
| Fair value of offers made during the year | 63 | – |

**Number and weighted average exercise prices of all SARs offered to participants of the SAR Scheme:**

| | 2009 Number of SARs | Rand |
|---|---|---|
| Offered in current financial year | 3 641 533 | 73.24 |
| Forfeited during the current financial year | (6 779) | 73.21 |
| **Total at 31 March** | **3 634 754** | **73.24** |
| **Exercisable at the end of the period** | **295 159** | **72.00** |

## 25. SHARE-BASED PAYMENTS (continued)

### 25.2 Remgro Equity Settled Share Appreciation Right Scheme (the "SAR Scheme") (continued)

Exercise prices of all options:

|  | 2009 | |
|---|---|---|
|  | Number of SARs outstanding at year-end | Weighted average remaining contract lifetime in years |
| R72 | 1 389 152 | 3.69 |
| R74 | 2 245 602 | 6.66 |

The following assumptions were used in the binomial model to value offers:

|  | 2009 |
|---|---|
| Weighted average Remgro share price for the year: |  |
| – Full year (R) | 137.62 |
| – Prior to the BAT unbundling (R) | 191.99 |
| – Following the BAT unbundling (R) | 70.37 |
| Exercise price (R) | 72 – 74 |
| Average expected exercise period (years) | 3 – 6 |
| Price volatility (%) | 20.78 – 22.36 |
| Risk-free rate (%) | 8.13 – 8.76 |
| Expected dividend yield (%) | 2.37 |

### 25.3 Current status – offers to directors
### Remgro Share Scheme
– ordinary shares

| Participant | Balance of shares accepted as at 31 March 2008 | Shares accepted during the year | Date of acceptance of shares | Offer price (Rand) | Number of shares paid and delivered | Date of payment and delivery of shares | Share price on date of payment and delivery of shares (Rand) | Increase in value[1] (R'000) | Shares forfeited on 27/10/08[2] | Balance of shares accepted as at 31 March 2009 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Executive** | | | | | | | | | | |
| W E Bührmann | 97 872 | | | 87.86 | 32 624 | 13/10/08 | 167.00 | 2 582 | 65 248 | – |
|  | 7 303 | | | 135.00 | | | | | 7 303 | – |
|  | 38 645 | | | 186.70 | | | | | 38 645 | – |
| D M Falck | 458 716 | | | 43.60 | 458 716 | 08/08/08 | 194.22 | 69 092 | | – |
|  | 104 917 | | | 63.00 | 104 917 | 08/08/08 | 194.22 | 13 767 | | – |
|  | 30 050 | | | 87.86 | 30 050 | 13/10/08 | 167.00 | 2 378 | | – |
|  | 92 988 | | | 135.00 | 92 988 | 13/10/08 | 167.00 | 2 976 | | – |
|  | 18 146 | | | 186.70 | 18 146 | 13/10/08 | 167.00 | (357) | | – |
| J A Preller | 24 466 | | | 43.60 | 24 466 | 13/10/08 | 167.00 | 3 019 | | – |
|  | 34 572 | | | 87.86 | 11 524 | 13/10/08 | 167.00 | 912 | 23 048 | – |
|  | 30 167 | | | 135.00 | | | | | 30 167 | – |
|  | 2 319 | | | 186.70 | | | | | 2 319 | – |
| M H Visser | 278 979 | | | 63.00 | 278 979 | 13/10/08 | 167.00 | 29 014 | | – |
|  | 342 488 | | | 87.86 | 114 164 | 13/10/08 | 167.00 | 9 035 | 53 710 | 174 614 |
|  | 172 681 | | | 135.00 | | | | | | 172 681 |
|  | 68 230 | | | 186.70 | | | | | | 68 230 |
| T van Wyk | 42 161 | | | 87.86 | 14 055 | 13/10/08 | 167.00 | 1 112 | 28 106 | – |
|  | 41 598 | | | 135.00 | | | | | 41 598 | – |
|  | 3 029 | | | 186.70 | | | | | 3 029 | – |
| Subtotal | 1 889 327 | – | | | 1 180 629 | | | 133 530 | 293 173 | 415 525 |
| **Non-executive** | | | | | | | | | | |
| P E Beyers | 191 130 | | | 43.60 | 191 130 | 13/10/08 | 167.00 | 23 585 | | – |
| J W Dreyer | 191 130 | | | 43.60 | 191 130 | 13/10/08 | 167.00 | 23 585 | | – |
| J P Rupert | 414 938 | | | 48.20 | 414 938 | 23/09/08 | 183.00 | 55 934 | | – |
| Subtotal | 797 198 | – | | | 797 198 | | | 103 104 | – | – |
| Total | 2 686 525 | – | | | 1 977 827 | | | 236 634 | 293 173 | 415 525 |

1. It refers to the increase in value of the Scheme shares of the indicated participants from the offer date to the date of payment and delivery.
2. In lieu of shares forfeited, directors were paid a cash bonus. Refer to note 24.

**25.   SHARE-BASED PAYMENTS** *(continued)*

   **25.3 Current status – offers to directors** *(continued)*

      **Remgro Share Scheme** *(continued)*

      – ordinary shares

| Participant | Balance of shares accepted as at 31 March 2007 | Shares accepted during the year | Date of acceptance of shares | Offer price (Rand) | Number of shares paid and delivered | Date of payment and delivery of shares | Share price on date of payment and delivery (Rand) | Increase in value* (R'000) | Balance of shares accepted as at 31 March 2008 |
|---|---|---|---|---|---|---|---|---|---|
| **Executive** | | | | | | | | | |
| W E Bührmann | 97 872 | | | 87.86 | | | | | 97 872 |
| | 7 303 | | | 135.00 | | | | | 7 303 |
| | | 38 645 | 27/06/07 | 186.70 | | | | | 38 645 |
| D M Falck | 458 716 | | | 43.60 | | | | | 458 716 |
| | 104 917 | | | 63.00 | | | | | 104 917 |
| | 30 050 | | | 87.86 | | | | | 30 050 |
| | 92 988 | | | 135.00 | | | | | 92 988 |
| | | 18 146 | 03/07/07 | 186.70 | | | | | 18 146 |
| J A Preller | 24 466 | | | 43.60 | | | | | 24 466 |
| | 34 572 | | | 87.86 | | | | | 34 572 |
| | 30 167 | | | 135.00 | | | | | 30 167 |
| | | 2 319 | 03/07/07 | 186.70 | | | | | 2 319 |
| M H Visser | 278 979 | | | 63.00 | | | | | 278 979 |
| | 342 488 | | | 87.86 | | | | | 342 488 |
| | 172 681 | | | 135.00 | | | | | 172 681 |
| | | 68 230 | 26/06/07 | 186.70 | | | | | 68 230 |
| T van Wyk | 42 161 | | | 87.86 | | | | | 42 161 |
| | 41 598 | | | 135.00 | | | | | 41 598 |
| | | 3 029 | 03/07/07 | 186.70 | | | | | 3 029 |
| Subtotal | 1 758 958 | 130 369 | | | | | | | 1 889 327 |
| **Non-executive** | | | | | | | | | |
| P E Beyers | 191 130 | | | 43.60 | | | | | 191 130 |
| J W Dreyer | 191 130 | | | 43.60 | | | | | 191 130 |
| J P Rupert | 414 938 | | | 48.20 | | | | | 414 938 |
| Subtotal | 797 198 | | | | | | | | 797 198 |
| Total | 2 556 156 | 130 369 | | | | | | | 2 686 525 |

\* It refers to the increase in value of the Scheme shares of the indicated participants from the offer date to the date of payment and delivery.

25.   **SHARE-BASED PAYMENTS** *(continued)*

**25.3 Current status – offers to directors** *(continued)*

**Remgro Equity Settled Share Appreciation Right Scheme**

– Share appreciation rights (SARs)

| Participant | Balance of SARs accepted at 31 March 2008 | SARs accepted during the year | Offer date | Offer price (Rand) | Number of SARs exercised | Date exercising SARs | Share price on exercise date | Increase in value* (R'000) | Balance of SARs accepted as at 31 March 2009 |
|---|---|---|---|---|---|---|---|---|---|
| **Executive** | | | | | | | | | |
| W E Bührmann | – | 283 148 | 04/11/08 | 72.00 | | | | | 283 148 |
| | – | 124 771 | 27/11/08 | 74.00 | | | | | 124 771 |
| L Crouse | – | 418 108 | 27/11/08 | 74.00 | | | | | 418 108 |
| J A Preller | – | 141 411 | 04/11/08 | 72.00 | | | | | 141 411 |
| | – | 48 788 | 27/11/08 | 74.00 | | | | | 48 788 |
| T van Wyk | – | 185 207 | 04/11/08 | 72.00 | | | | | 185 207 |
| | – | 87 829 | 27/11/08 | 74.00 | | | | | 87 829 |
| M H Visser | – | 136 767 | 04/11/08 | 72.00 | | | | | 136 767 |
| | – | 542 424 | 27/11/08 | 74.00 | | | | | 542 424 |
| J W Dreyer | – | 270 270 | 27/11/08 | 74.00 | | | | | 270 270 |
| Total | – | 2 238 723 | | | | | | | 2 238 723 |

*\* It refers to the increase in value of the SAR Scheme shares of the indicated participants from the offer date to the date of payment and delivery.*

**25.4 Rainbow Share Scheme**

Rainbow has an equity settled share scheme for certain of its employees in terms of which share options offered are exercisable in three equal tranches from two, three and four years after the grant date. Subject to the discretion of the Rainbow Share Incentive Trust's trustees, options are forfeited if not exercised before termination of employment. An expense of R20 million (2008: R11 million) relating to this scheme was recognised in the income statement.

|  |  | 2009<br>R million | 2008<br>R million |
|---|---|---|---|
| **26.** | **PROFIT** | | |
| | Profit is stated after taking the following into account: | | |
| | CONSOLIDATED | | |
| | **Income** | | |
| | Fair value adjustment – biological assets | 27 | 46 |
| | Fair value adjustment – derivative instruments | 15 | 66 |
| | Rental income – investment properties | 10 | 9 |
| | Interest received | 197 | 296 |
| |    Shareholder's loan to associated company | – | 6 |
| |    Financial institutions and other | 197 | 290 |
| | Profit on sale and restructuring of investments | 24 | 1 665 |
| |    Profit with restructuring of investment in Unilever | – | 1 167 |
| |    Profit with unbundling of investment in Discovery by FirstRand | – | 403 |
| |    Other | 24 | 95 |
| | Profit on sale of property, plant and equipment | – | 114 |
| | Exchange rate gains | 121 | 20 |
| | **Expenses** | | |
| | Amortisation of intangible assets | 12 | 12 |
| | Fair value adjustment – derivative instruments | 164 | – |
| | Expenses – investment properties | 5 | 5 |
| | Rental | 84 | 61 |
| |    Land and buildings | 45 | 26 |
| |    Machinery and equipment | 15 | 21 |
| |    Vehicles | 7 | 4 |
| |    Office equipment | 17 | 10 |
| | Research and development costs written off | 7 | 1 |
| | Auditors' remuneration  – audit fees | 13 | 11 |
| |                  – other services | 3 | 3 |
| | Professional fees | 49 | 25 |
| | Depreciation | 271 | 251 |
| |    Buildings | 34 | 30 |
| |    Machinery and equipment | 203 | 188 |
| |    Vehicles | 31 | 31 |
| |    Office equipment | 3 | 2 |
| | Loss on sale of property, plant and equipment | 3 | – |
| | THE COMPANY | | |
| | Loss on exchange of investment in BAT for investment in Reinet depository receipts and other costs relating to the BAT unbundling | 2 012 | – |

|  |  | The Company | | Consolidated | |
|---|---|---|---|---|---|
|  |  | **2009**<br>**R million** | 2008<br>R million | **2009**<br>**R million** | 2008<br>R million |
| 27. | **DIVIDEND INCOME** | | | | |
|  | Included in profit: | | | | |
|  | Listed | – | – | 352 | 274 |
|  | Unlisted – Subsidiary companies | 59 469 | 2 138 | | |
|  |   – Other | – | – | 3 | – |
|  |  | 59 469 | 2 138 | 355 | 274 |
|  | Dividends from associated companies and joint ventures<br>   set off against investments | | | 1 528 | 3 297 |

|  |  | **2009**<br>**R million** | 2008<br>R million |
|---|---|---|---|
| 28. | **EQUITY ADJUSTMENT** | | |
|  | **Share of net attributable profit of associated companies**<br>   **and joint ventures – per income statement** | 4 806 | 7 210 |
|  | Continuing operations | 2 389 | 3 825 |
|  | Discontinued operations | 2 417 | 3 385 |
|  | Dividends received from associated companies and joint ventures | (1 528) | (3 297) |
|  | Share of net profit retained by associated companies and joint ventures | 3 278 | 3 913 |
|  | Exchange rate differences on translation from average rates to year-end rates | 59 | 162 |
|  | Equity adjustment transferred to non-distributable reserves<br>   (Refer to statements of changes in equity) | 3 337 | 4 075 |
|  | Portion of the share of net profit retained by associated companies<br>   and joint ventures, that has been accounted for from unaudited<br>   interim reports and management accounts | 876 | 1 039 |
|  | **Contingent liabilities of associated companies and joint ventures** | | |
|  | Guarantees to third parties – Performance guarantees, suretyships and letters of credit of various<br>   associated companies and joint ventures | 170 | 142 |
|  | Contingent tax liabilities | 11 | 98 |

Claims – There are a number of existing and potential legal claims against various associated companies, the outcome of which cannot be foreseen, but are not regarded as material individually or on a group basis.

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | **2009**<br>**R million** | 2008<br>R million | **2009**<br>**R million** | 2008<br>R million |
| **29. CASH FLOW INFORMATION** | | | | |
| **29.1 Adjustments** | | | | |
| Amortisation of intangible assets and depreciation | 282 | 263 | – | – |
| Movement in provisions | (96) | 5 | – | – |
| Share scheme cost | 49 | 68 | – | – |
| (Profit)/loss on the sale of property, plant and equipment | 3 | (114) | – | – |
| Other | (24) | 1 | – | – |
| | 214 | 223 | – | – |
| **29.2 Decrease/(increase) in working capital** | | | | |
| Decrease/(increase) in inventories and biological agricultural assets | (27) | (341) | – | – |
| Decrease/(increase) in trade and other receivables | (117) | (327) | (3) | 3 |
| Increase/(decrease) in trade and other payables | 165 | 393 | 43 | 2 |
| Net movement in derivative instruments | 31 | (26) | – | – |
| | 52 | (301) | 40 | 5 |
| **29.3 Reconciliation of dividends received** | | | | |
| Receivable at the beginning of the year | – | 168 | – | – |
| Per income statement | 355 | 274 | 59 469 | 2 138 |
| Dividends from associated companies and joint ventures set off against investments | 1 528 | 3 297 | – | – |
| Dividend *in specie* | – | (191) | – | – |
| Receivable at the end of the year | (389) | – | – | – |
| Cash received | 1 494 | 3 548 | 59 469 | 2 138 |
| **29.4 Reconciliation of taxation paid with the amount disclosed in the income statement** | | | | |
| Paid in advance at the beginning of the year | 80 | 14 | – | – |
| Unpaid at the beginning of the year | (13) | (104) | – | – |
| Per income statement | (282) | (340) | (686) | – |
| – normal income | (259) | (296) | – | – |
| – capital gain | (2) | (17) | – | – |
| – STC | (21) | (27) | (686) | – |
| Unpaid at the end of the year | – | 13 | – | – |
| Paid in advance at the end of the year | (65) | (80) | – | – |
| Cash paid | (280) | (497) | (686) | – |
| **29.5 Reconciliation of dividends paid** | | | | |
| Per statements of changes in equity | (56 757) | (2 178) | (57 204) | (2 233) |
| Dividend *in specie* | 54 689 | – | 55 095 | – |
| Paid by subsidiary companies to minority | (52) | (74) | – | – |
| Cash paid | (2 120) | (2 252) | (2 109) | (2 233) |

|  | 2009<br>R million | 2008<br>R million |
|---|---|---|

**30.  BUSINESSES ACQUIRED**

During the past two years subsidiary companies in the Group acquired various small businesses.
The assets and liabilities arising from these acquisitions were as follows:

| | | |
|---|---|---|
| Net assets acquired | 7 | 3 |
| Goodwill (note 5) | 4 | 2 |
| **Cash paid** | **11** | 5 |
| Cash acquired from business | – | (1) |
| **Net cash flow on acquisition of business** | **11** | 4 |

**31.  FINANCIAL INSTRUMENTS**

**31.1 Classes of financial instruments and fair value**

Financial instruments on the balance sheet include investments, investment in money market funds, loans receivable, debtors, cash, creditors, long-term loans and derivative instruments. Details of the nature, extent and terms of these instruments are explained in the notes to the relevant items.

The accounting policy for financial instruments was applied to the following balance sheet line items.

| Financial assets | Non-financial assets<br>R million | Loans and receivables<br>R million | Assets at fair value through profit and loss<br>R million | Available-for-sale<br>R million | Carrying value<br>R million | Fair value<br>R million |
|---|---|---|---|---|---|---|
| **2009** | | | | | | |
| Investments – other | | | 40 | 4 702 | 4 742 | 4 742 |
| Loans | | 100 | | | 100 | 100 |
| Debtors and short-term loans | 62 | 1 737 | | | 1 799 | 1 799 |
| Derivative instruments | | | 16 | | 16 | 16 |
| Investment in money market funds | | | 1 578 | | 1 578 | 1 578 |
| Cash and cash equivalents | | 5 050 | | | 5 050 | 5 050 |
| | 62 | 6 887 | 1 634 | 4 702 | 13 285 | 13 285 |
| **2008** | | | | | | |
| Investments – other | | | | 8 551 | 8 551 | 8 551 |
| Loans | | 2 | | | 2 | 2 |
| Debtors and short-term loans | 31 | 1 261 | | | 1 292 | 1 292 |
| Derivative instruments | | | 19 | | 19 | 19 |
| Cash and cash equivalents | | 3 934 | | | 3 934 | 3 934 |
| | 31 | 5 197 | 19 | 8 551 | 13 798 | 13 798 |

**31.  FINANCIAL INSTRUMENTS** *(continued)*

**31.1 Classes of financial instruments and fair value** *(continued)*

| Financial liabilities | Liabilities at amortised cost R million | Liabilities at fair value through profit and loss R million | Carrying value R million | Fair value R million |
|---|---|---|---|---|
| **2009** | | | | |
| Long-term loans | 191 | | 191 | 191 |
| Trade and other payables | 1 999 | | 1 999 | 1 999 |
| Short-term loans | 117 | | 117 | 117 |
| Derivative instruments | | 18 | 18 | 18 |
| | **2 307** | **18** | **2 325** | **2 325** |
| **2008** | | | | |
| Long-term loans | 189 | | 189 | 189 |
| Trade and other payables | 1 826 | | 1 826 | 1 826 |
| Short-term loans | 190 | | 190 | 190 |
| Derivative instruments | | 3 | 3 | 3 |
| | 2 205 | 3 | 2 208 | 2 208 |

**Fair value**

On 31 March 2009 and 2008 the fair value of financial instruments approximates their carrying value.

*The following methods and assumptions are used to determine the fair value of each class of financial instruments:*

**Financial instruments available-for-sale and investment in money market funds:** Fair value is based on quoted market prices or, in the case of unlisted instruments, appropriate valuation methodologies.

**Cash and cash equivalents, debtors, creditors and short-term loans:** Due to the expected short-term maturity of these financial instruments their carrying values approximate their fair value.

**Borrowings:** The fair value of long-term borrowings is based on discounted cash flows using the effective interest rate method. As the interest rates of long-term borrowings are all market related their carrying values approximate their fair value.

**Derivative instruments:** The fair value of derivative instruments is determined by using mark-to-market valuations.

31.  **FINANCIAL INSTRUMENTS** *(continued)*

**31.2 Financial instruments and risk management**

Various financial risks have an impact on the Group's results: market risk (including price, interest rate risk and foreign exchange risk), credit risk and liquidity risk. The Company and its subsidiary companies' risk management programmes, of which key aspects are explained below, acknowledge the unpredictability of financial markets and are aimed to minimise any negative effect thereof. Derivative instruments are used to hedge against certain financial risk exposures.

Risk management is performed by the central treasury department in terms of policy that was approved by the Board of Directors. A treasury committee identifies, evaluates and hedges financial risks in terms of the Group's risk appetite, sets risk limits and monitors compliance to policy and procedures. The committee is assisted by the internal audit department that regularly, and on an ad hoc basis, reviews risk management controls and procedures. It is the responsibility of the Remgro Audit and Risk Committee to supervise these functions and assess the appropriateness of risk management strategies.

Relevant financial risks and risk management programmes are summarised as follows:

**Market risk**
*Price risk*
Exposure to share price risk is due to investments in listed and unlisted shares. "Investments available-for-sale" consists mainly of the investment in Impala Platinum Holdings Limited that is included at market value under "Investments – Other" in the balance sheet. The executive committee monitors all investments continuously and makes recommendations to the Board of Directors in this regard. Some operating subsidiaries have commodity options and futures contracts that are influenced by the prices of the underlying commodities.

*Foreign exchange risk*
The Company and its subsidiary companies operate internationally and are therefore exposed to foreign currency risk due to commercial transactions denominated in foreign currencies. These risks are limited using foreign exchange contracts when deemed necessary.

The Group has no significant exposure to foreign exchange risk.

Net assets of investments in foreign operations are exposed to foreign exchange translation risk. At year-end the carrying value of foreign cash as well as the investment in money market funds amounted to R3 515 million (2008: R2 654 million). Refer to notes 15 and 16 for further details.

*Interest rate risk*
Due to significant cash investments, movements in market interest rates influence income. The profile of the cash and cash equivalents is explained in note 16. Interest rate risk is managed by the treasury department by using approved counterparties that offer the best rates.

The Company and its subsidiary companies are also exposed to interest rate risk due to long-term debt. The interest rate profile of the liabilities is disclosed in note 19.

31. **FINANCIAL INSTRUMENTS** *(continued)*

**31.2 Financial instruments and risk management** *(continued)*

*The Group's sensitivity to market risk*

The following table illustrates the sensitivity of the Group's profit and equity to market risk if markets change with the following percentages:

| | Change | 2009 Income statement R million | Equity R million | Change | 2008 Income statement R million | Equity R million |
|---|---|---|---|---|---|---|
| Interest rates | 2.0% | 92 | – | 2.0% | 51 | – |
| Foreign exchange | 5.0% | – | 183 | 5.0% | 1 | – |
| Equity prices | 10.0% | – | 408 | 10.0% | – | 731 |
| Commodity prices | – | – | – | R50/ton | 9 | – |
| | | 92 | 591 | | 61 | 731 |

The above was calculated with reference to the carrying value of financial instruments at year-end and a possible change in the market risk factor.

**Credit risk**

The Group's exposure to credit risk is the fair value of loans, debtors, short-term loans, derivative instruments and cash and cash equivalents as indicated above.

*Loans receivable and debtors*

At year-end no significant "Loans receivable" were outstanding. No significant concentration of credit risk existed regarding debtors as customers are spread over a wide geographical area. Policies and procedures are in place ensuring that sales occur only to customers with an acceptable credit history. Other debtors consist mainly of prepayments and dividends receivable.

Terms granted to trade debtors are determined by the respective credit policies of each operating subsidiary, i.e. Rainbow Chicken, Tsb Sugar and Wispeco.

The following table indicates the age analysis of trade debtors in arrears and the corresponding outstanding amount of debtors at year-end:

| Debtors | Age analysis of trade debtors in arrears | | | Total trade debtors in arrears |
|---|---|---|---|---|
| | 60 days R million | 90 days R million | 120 days + R million | R million |
| **2009** | 17 | 2 | 19 | 38 |
| 2008 | 76 | 8 | 10 | 94 |

A provision for doubtful debts of R45 million (2008: R44 million) was made. Refer note 12.

The credit quality of performing trade debtors against whom no impairment was provided, is as follows:

| | 2009 | 2008 |
|---|---|---|
| Existing customers (history of six months +) – no past defaults | 778 | 839 |
| Existing customers (history of six months +) – with past defaults | 220 | 82 |
| New customers (history of less than six months) | 160 | 125 |
| | 1 158 | 1 046 |

31. **FINANCIAL INSTRUMENTS** *(continued)*
    **31.2 Financial instruments and risk management** *(continued)*
    *Derivative instrument transactions and cash investments*
    Derivative instrument transactions are limited to transactions with financial institutions with a good credit rating. The treasury committee approves these institutions and determines the limit of credit exposure of each separate entity.

    Cash and cash equivalents are only held by approved institutions with an acceptable credit-worthiness. The treasury committee sets the limit for each financial institution. Refer to the cash and cash equivalents note (note 16) for additional information.

    **Liquidity risk**
    The Company and its subsidiary companies have substantial cash balances at their disposal and minimum long-term debt that limit their liquidity risk. Nevertheless it is ensured that adequate credit facilities are available to maintain flexibility in the funding of transactions.

    The following schedule indicates the repayment terms of outstanding debt:

| | | | Non-discounted cash flow | | |
|---|---|---|---|---|---|
| **Financial liabilities** | *Carrying value*<br>R million | *Contractual cash flow*<br>R million | *0 to 12 months*<br>R million | *1 to 5 years*<br>R million | *5 years and longer*<br>R million |
| **2009** | | | | | |
| Long-term loans | 191 | 255 | – | 250 | 5 |
| Trade and other payables | 1 999 | 1 999 | 1 999 | – | – |
| Short-term loans | 117 | 139 | 139 | – | – |
| Derivative instruments | 18 | 159 | 117 | 28 | 14 |
| | 2 325 | 2 552 | 2 255 | 278 | 19 |
| **2008** | | | | | |
| Long-term loans | 189 | 248 | – | 238 | 10 |
| Trade and other payables | 1 826 | 1 826 | 1 826 | – | – |
| Short-term loans | 190 | 211 | 211 | – | – |
| Derivative instruments | 3 | 56 | 56 | – | – |
| | 2 208 | 2 341 | 2 093 | 238 | 10 |

32. **CAPITAL MANAGEMENT**

The Company manages its shareholders' equity, i.e. its issued capital (including share premium), reserves and treasury shares, as capital. The Group's objective when managing capital is to safeguard its ability to continue as a going concern in order to provide returns to shareholders in the form of dividends and capital appreciation.

In order to maintain or adjust the capital structure the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue shares or repurchase shares from shareholders. For the year under review cash dividends amounting to R902 million (2008: R2 471 million) were declared and the investment in BAT amounting to R55.2 billion was unbundled by way of an interim dividend *in specie*. The Group also repurchased its own shares to the value of R666 million (2008: R28 million).

Refer to the statements of changes in equity for further details regarding the Group's capital.

| | 2009<br>R million | 2008<br>R million |
|---|---|---|
| 33. **COMMITMENTS** | | |
| Capital commitments | 751 | 888 |
| Uncompleted contracts for capital expenditure | 100 | 114 |
| Capital expenditure authorised but not yet contracted | 173 | 161 |
| Investment liabilities | 478 | 613 |
| Operating lease commitments | 131 | 130 |
| Due within one year | 43 | 39 |
| Due – two to five years | 82 | 81 |
| Due thereafter | 6 | 10 |
| | 882 | 1 018 |

Above-mentioned commitments will be financed by internal sources and borrowed funds.

34. **BORROWING POWERS**

There are no limitations on the borrowing powers of the Company and its subsidiaries in respect of loans and guaranteed debts.

| | 2009<br>R million | 2008<br>R million |
|---|---|---|
| **35. GUARANTEES AND CONTINGENT LIABILITIES** | | |
| **35.1 Guarantees** | | |
| Guarantee to associated company* | 386 | – |
| Guarantees by subsidiary companies | 1 | 8 |
| | 387 | 8 |
| **35.2 Contingent liabilities** | | |
| Contract grower guarantees** | 48 | 50 |

\* *Unilever Plc and Unilever NV, hereafter Unint, and Robertsons Holdings (Pty) Limited (Robertsons), a wholly owned subsidiary company of Remgro, issued a guarantee to the holders of commercial paper issued by Unilever SA (Pty) Limited (Unilever SA). The companies are jointly and severely liable in the event of non-performance by Unilever SA. In terms of its commercial paper programme, Unilever SA may issue commercial paper to the value of R2.5 billion. On 31 March 2009, commercial paper amounting to R1.5 billion was issued by Unilever SA. Unint issued a cross-guarantee that limits Robertson's liability to 25.75% of the paper in issue. If Unilever SA issues commercial paper to the full extent of the programme, Robertson's maximum exposure in terms of this arrangement amounts to R643.75 million.*

\*\* *Certain subsidiary companies have contingencies relating to certain contract grower arrangements. It is not anticipated that any material liabilities will arise from these contingencies.*

**36. RELATED PARTY INFORMATION**

**Subsidiaries**

Details of income from and investments in subsidiary companies are disclosed in note 27 and in Annexure A respectively.

**Associated companies and joint ventures**

Details of investments in and income from associated companies and joint ventures are disclosed in notes 6, 7 and 28 respectively, as well as in Annexures B and C.

**Key management personnel**

Only Remgro's directors are key management personnel. Information on directors' emoluments and their shareholding in the Company appears in notes 24 and 25 as well as in the Report of the Board of Directors.

**Shareholders**

Details of the principal shareholder appear in the Report of the Board of Directors. A detailed analysis of shareholders appears on pages 123 and 124 of the Annual Report.

**Other**

Certain contractually agreed upon, supporting and other services are rendered to VenFin Limited.

| | 2009<br>R million | 2008<br>R million |
|---|---:|---:|
| **36. RELATED PARTY INFORMATION** *(continued)* | | |
| **Related party transactions** | | |
| CONSOLIDATED | | |
| **Transactions of Remgro Limited and its subsidiary companies with:** | | |
| *Controlling shareholder* | | |
| Cash dividends | 146 | 164 |
| Dividend *in specie* | 4 128 | – |
| *Associated companies* | | |
| Interest received | 12 | 11 |
| Dividends received | 1 528 | 3 297 |
| Sales | 69 | 2 |
| Administration fees | 16 | 13 |
| Purchases | 148 | 113 |
| Interest paid | – | 1 |
| *Key management personnel* | | |
| Salaries and other benefits | 23 | 19 |
| Share Scheme bonusses | 20 | – |
| Retirement benefits | 3 | 3 |
| Share-based payments | 13 | 8 |
| *Other* | | |
| Fees received from VenFin Limited | 19 | 17 |
| **Balances due from/(to) related parties** | | |
| Associated companies | (20) | (11) |
| Associated companies | 473 | 22 |
| Joint ventures | 116 | – |
| Loans to directors | 38 | – |
| Balance – 1 April | – | – |
| Loans advanced during the year | 40 | – |
| Interest charged | 1 | – |
| Repayments made | (3) | – |
| THE COMPANY | | |
| **Transactions of Remgro Limited with:** | | |
| *Controlling shareholder* | | |
| Cash dividends | 146 | 164 |
| Dividend *in specie* | 4 128 | – |
| *Subsidiary companies* | | |
| Dividends received | 59 469 | 2 138 |
| Administration fees received | 5 | 5 |
| **Balances due by related parties** | | |
| Subsidiary companies | 179 | 2 312 |

No security is given for any outstanding balances. No provisions for bad debts against outstanding balances with related parties have been made and no bad debt of related parties has been written off during the year. Loans were advanced to participants of the Remgro Share Scheme relating to the purchase of ordinary shares in Remgro by participants awarded before 30 September 2004, which have not vested by 6 August 2008.

|  |  | 2009<br>R million | 2008<br>R million |
|---|---|---:|---:|
| 37. | DISCONTINUED OPERATIONS |  |  |
|  | Equity accounted income from discontinued operations | 2 417 | 3 385 |
|  | Realisation of reserves previously deferred in equity | 2 695 | – |
|  | Pre-tax profit on distribution of discontinued operations | 38 068 | – |
|  | Tax on the distribution of discontinued operations | (677) | – |
|  | **Profit for the year from discontinued operations** | **42 503** | **3 385** |
|  | Cash flows from discontinued operations: |  |  |
|  | Operating activities | 169 | 1 893 |
|  | Investing activities | 3 736 | – |
|  | **Net cash flow from discontinued operations** | **3 905** | **1 893** |

On 7 October 2008 Remgro shareholders approved the unbundling of the investment in BAT by way of an interim dividend *in specie*, and on 3 November 2008 Remgro distributed 192.9 million ordinary shares in BAT and 302.6 million Reinet Investments S.C.A. (Reinet) depositary receipts (DRs) to Remgro shareholders in the ratio of 40.6054 BAT ordinary shares and 63.6977 Reinet DRs for every 100 Remgro shares held.

## PRINCIPAL SUBSIDIARY COMPANIES AT 31 MARCH 2009

| NAME OF COMPANY | | Issued capital | Effective interest | | HELD BY COMPANY | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Shares | | Loan | |
| Incorporated in South Africa unless otherwise stated | | R (unless other-wise stated) | 2009 % | 2008 % | 2009 R | 2008 R | 2009 R million | 2008 R million |
| **Financial services** | | | | | | | | |
| Financial Securities Limited | | 250 000 | 100.0 | 100.0 | 250 000 | 250 000 | | |
| | | | | | | | | |
| **Industrial interests** | | | | | | | | |
| Industrial Partnership Investments Limited | | 125 000 | 100.0 | 100.0 | 125 000 | 125 000 | | |
| IPI (Overseas) Limited – Jersey | | 719 476 | 100.0 | 100.0 | | | | |
| Rainbow Chicken Limited | * | 1 166 762 000 | 73.7 | 74.0 | | | | |
| Remgro International Holdings (Pty) Limited | | 2 | 100.0 | 100.0 | 2 | 2 | | |
| Remgro Investment Corporation (Pty) Limited | | 100 | 100.0 | 100.0 | 100 | 100 | | |
| Robertsons Holdings (Pty) Limited | | 1 000 | 100.0 | 100.0 | | | | |
| Tsb Sugar Holdings (Pty) Limited | | 100 | 100.0 | 100.0 | | | | |
| Wispeco Holdings Limited | | 5 000 000 | 100.0 | 100.0 | | | | |
| | | | | | | | | |
| **Mining interests** | | | | | | | | |
| Partnership in Mining Limited | | 100 | 100.0 | 100.0 | 100 | 100 | | |
| Tegniese Mynbeleggings Limited | | 2 | 100.0 | 100.0 | | | | |
| | | | | | | | | |
| **Corporate finance and other interests** | | | | | | | | |
| Eikenlust (Pty) Limited | | 100 | 100.0 | 100.0 | | | | |
| Entek Investments Limited | | 810 630 | 65.3 | 65.0 | | | | |
| Historical Homes of South Africa Limited | | 555 000 | 54.0 | 54.0 | | | | |
| M&I Group Services Limited | | 100 | 100.0 | 100.0 | | | 645 | 200 |
| R&R Holdings Group Limited | Δ (GBP) | 369 495 000 | 100.0 | – | | | | |
| Remgro CHF Limited – Jersey | # (CHF) | 2 | 100.0 | – | | | | |
| Remgro Continental Limited – Jersey | # (EUR) | 1 | 100.0 | – | | | | |
| Remgro Finance Corporation Limited | | 300 000 | 100.0 | 100.0 | | | | |
| Remgro International Investments (Pty) Limited | | 100 | 100.0 | 100.0 | | | | |
| Remgro International Limited – Jersey | # | 51 359 | 100.0 | – | | | | |
| Remgro Investments Limited – Jersey | (GBP) | 1 315 000 | 100.0 | 100.0 | | | | |
| Remgro Loan Corporation Limited | | 700 | 100.0 | 100.0 | | | 12 148 | 2 110 |
| Remgro South Africa (Pty) Limited | | 48 614 | 100.0 | 100.0 | 96 506 | 96 506 | | |
| Remgro Sterling Limited – Jersey | # (GBP) | 2 | 100.0 | – | | | | |
| Remgro USA Limited – Jersey | # (USD) | 2 | 100.0 | – | | | | |
| Remont (Pty) Limited | # | 100 | 100.0 | – | 100 | – | | |
| Stellenryck Trust Limited | | 700 | 100.0 | 100.0 | | | | |
| | | | | | | | 12 793 | 2 310 |

(GBP) *British pound*
(CHF) *Swiss franc*
(EUR) *euro*
(USD) *USA dollar*
* *Listed company*
Δ *After becoming a wholly owned subsidiary company the name of R&R Holdings SA was changed to R&R Holdings Group Limited.*
# *Newly incorporated*

A complete register of subsidiary companies is available for inspection at the registered office of the Company.

## PRINCIPAL INVESTMENTS AT 31 MARCH 2009

| NAME OF COMPANY<br>Incorporated in South Africa unless otherwise stated | | LISTED 2009 Shares held | LISTED 2009 Effective interest % | LISTED 2008 Shares held | LISTED 2008 Effective interest % | UNLISTED 2009 Shares held | UNLISTED 2009 Effective interest % | UNLISTED 2008 Shares held | UNLISTED 2008 Effective interest % |
|---|---|---|---|---|---|---|---|---|---|
| **Tobacco interests** | | | | | | | | | |
| R&R Holdings SA – Luxembourg | Δ | | | | | | | | |
| – ordinary shares | | | | | | – | – | 316 000 | 33.3 |
| – debentures | | | | | | – | – | 682 291 | 38.7 |
| – participating securities (2005) | | | | | | – | – | 19 281 686 | 100.0 |
| – participating securities (2006) | | | | | | – | – | 1 | 33.3 |
| – held by R&R Holdings SA: | | | | | | | | | |
| – BAT Plc – UK (2008: 30%) | # | | – | | 10.6 | | | | |
| **Financial services** | | | | | | | | | |
| RMB Holdings Limited | (2) | 302 279 403 | 25.0 | 302 279 403 | 25.0 | | | | |
| – held by RMB Holdings Limited: | | | | | | | | | |
| – FirstRand Limited (33%) | | | 8.1 | | 8.2 | | | | |
| FirstRand Limited | (2) | 481 142 375 | 9.2 | 481 142 375 | 9.3 | | | | |
| **Industrial interests** | | | | | | | | | |
| Air Products South Africa (Pty) Limited | (1) | | | | | 4 500 000 | 50.0 | 4 500 000 | 50.0 |
| Dorbyl Limited | (1) | 14 058 346 | 41.4 | 14 058 346 | 41.4 | | | | |
| Kagiso Trust Investments (Pty) Limited | *(2) | | | | | 10 344 | 42.5 | 10 344 | 41.8 |
| Medi-Clinic Corporation Limited | (1) | 257 346 286 | 45.9 | 257 346 286 | 45.9 | | | | |
| Nampak Limited | (1) | 78 096 694 | 13.3 | 78 096 694 | 13.3 | | | | |
| PGSI Limited – BVI | *(3) | | | | | 11 387 737 | 29.1 | 11 153 362 | 28.5 |
| Unilever South Africa Holdings (Pty) Limited | (4) | | | | | 5 348 135 | 25.8 | 5 348 135 | 25.8 |
| Total South Africa (Pty) Limited | *(2) | | | | | 12 872 450 | 33.2 | 12 872 450 | 33.2 |
| Remgro-KWV Investments Limited | (2) | | | | | 50 | 50.0 | 50 | 50.0 |
| – held by Remgro-KWV Investments Limited: | | | | | | | | | |
| – Distell Group Limited (58%) | | | 29.2 | | 29.4 | | | | |
| **Mining interests** | | | | | | | | | |
| Impala Platinum Holdings Limited | ** | 26 687 288 | 4.4 | 26 687 288 | 4.4 | | | | |
| Trans Hex Group Limited | (1) | 30 215 000 | 28.5 | 30 215 000 | 28.5 | | | | |
| **Other interests** | | | | | | | | | |
| Business Partners Limited | *(1) | | | | | 37 135 149 | 21.5 | 36 204 249 | 21.1 |
| Xiocom Wireless, Inc. – USA | (5) | | | | | 22 500 000 | 44.4 | 11 250 000 | 44.4 |

Financial period accounted for:
*(1) Twelve months to 31 March 2009*
*(2) Twelve months to 31 December 2008*
*(3) Twelve months to 31 December 2008 (2008: for five months from date of purchase to 31 December 2007)*
*(4) Twelve months to 31 March 2009 (2008: for six months from restructuring of interest in Unilever to 31 March 2008)*
*(5) Twelve months to 31 March 2009 (2008: for eight months from date of purchase to 31 March 2008)*

* *Effective interest, on a fully diluted basis:*
- *Total South Africa (Pty) Limited 24.9% (2008: 24.9%)*
- *Kagiso Trust Investments (Pty) Limited 37.7% (2008: 37.1%)*
- *Business Partners Limited 20.8% (2008: 20.2%)*
- *PGSI Limited 25.0% (2008: 24.5%)*

** *Not an associated company*

# *The investment in BAT was unbundled to shareholders on 3 November 2008. As a result the indirect investment in BAT was only equity accounted for the seven months to 31 October 2008.*

Δ *R&R Holdings SA became a wholly owned subsidiary company on 1 November 2008 as part of the preliminary steps to the unbundling of the investment in BAT. Accordingly, R&R Holdings SA was equity accounted for the seven months to 31 October 2008 and consolidated for the five months to 31 March 2009. Refer Annexure A.*

BVI – British Virgin Islands
UK – United Kingdom
USA – United States of America

Details of investments which are not material to the evaluation of the business of the Group, are not shown.

## SIGNIFICANT ASSOCIATED COMPANIES — ADDITIONAL INFORMATION

| | RMB Holdings (Financial services) 2009 | FirstRand (Financial services) 2009 | Medi-Clinic (Industrial interests) 2009 | Unilever South Africa (Industrial interests) 2009 |
|---|---|---|---|---|
| Effective interest | 25.0% | 9.2% | 45.9% | 25.8% |
| | R million | R million | R million | R million |
| Carrying value of investments | 6 027 | 5 728 | 3 533 | 2 950 |
| Share of retained equity income | | | | |
| – Current year | 533 | 642 | (558) | 114 |
|    Normal income | 761 | 816 | 294 | 229 |
|    Dividends | (382) | (348) | (163) | (116) |
|    Non-recurring and capital items and impairments | 55 | 51 | – | 1 |
|    Other changes in reserves and exchange rates | 99 | 123 | (689) | – |
| – Cumulative | 2 701 | 2 972 | 1 470 | 240 |

| Summarised financial information: | Per Interim Report 31/12/2008 | Per Interim Report 31/12/2008 | Per Annual Report 31/03/2009 | Per Quarterly Report 31/03/2009 |
|---|---|---|---|---|
| | | | | Note 1 |

### BALANCE SHEET
**Assets**

| | | | | |
|---|---|---|---|---|
| Net advances, loans and bank-related securities | 1 071 | 40 071 | – | – |
| Intangible assets | 26 | 5 284 | 6 293 | 10 423 |
| Property, plant and equipment and other | 116 | 8 805 | 32 479 | 1 875 |
| Investments and loans | 20 202 | 25 656 | 32 | 23 |
| Net current assets/(liabilities) | – | (12 472) | (5 469) | (182) |
| | 21 415 | 67 344 | 33 335 | 12 139 |

**Equity and liabilities**

| | | | | |
|---|---|---|---|---|
| Shareholders' funds | 21 415 | 53 181 | 7 989 | 11 643 |
| Long-term debt | – | 14 163 | 25 346 | 496 |
| | 21 415 | 67 344 | 33 335 | 12 139 |

| | 12 months ended 31/12/2008 | 12 months ended 31/12/2008 | 12 months ended 31/03/2009 | 12 months ended 31/03/2009 |
|---|---|---|---|---|
| **INCOME STATEMENT** | | | | |
| Headline earnings | 3 043 | 8 779 | 627 | 898 |
| Net profit for the year | 3 262 | 9 338 | 639 | 894 |
| Dividends paid | 1 712 | 4 289 | 339 | 450 |

There are no loans to these associated companies.

Note 1: This balance sheet is at 31 December 2008 as Unilever South Africa has not included a balance sheet in its quarterly report to 31 March 2009.

Note 2: The investments above represent 75% of the total carrying value of associated companies.

## SIGNIFICANT ASSOCIATED COMPANIES – ADDITIONAL INFORMATION

| | RMB Holdings (Financial services) 2008 | FirstRand (Financial services) 2008 | Medi-Clinic (Industrial interests) 2008 | R&R (Tobacco interests) 2008 |
|---|---|---|---|---|
| Effective interest | 25.0% | 9.3% | 45.9% | 33⅓% |
| | R million | R million | R million | R million |
| Carrying value of investments | 5 493 | 5 085 | 4 091 | 19 229 |
| Share of retained equity income | | | | |
| – Current year | 715 | 676 | 1 150 | 1 866 |
|     Normal income | 1 030 | 1 090 | 286 | 3 579 |
|     Dividends | (433) | (611) | (97) | (1 893) |
|     Non-recurring and capital items and impairments | 38 | 67 | – | (55) |
|     Other changes in reserves and exchange rates | 80 | 130 | 961 | 235 |
| – Cumulative | 2 168 | 2 330 | 2 028 | 16 216 |

| Summarised financial information: | Per Interim Report 31/12/2007 | Per Interim Report 31/12/2007 | Per Annual Report 31/03/2008 | Per Annual Report 31/03/2008 |
|---|---|---|---|---|
| | | | | Note 1 |
| **BALANCE SHEET** | | | | |
| **Assets** | | | | |
| Net advances, loans and bank-related securities | 1 612 | 40 654 | – | – |
| Intangible assets | 22 | 4 409 | 6 079 | 129 915 |
| Property, plant and equipment and other | 110 | 3 788 | 30 972 | 38 117 |
| Investments and loans | 17 850 | 22 812 | 34 | 46 147 |
| Net current assets/(liabilities) | – | (14 352) | (3 812) | 13 016 |
| | 19 594 | 57 311 | 33 273 | 227 195 |
| **Equity and liabilities** | | | | |
| Shareholders' funds | 19 594 | 46 062 | 9 687 | 113 774 |
| Long-term debt | – | 11 249 | 23 586 | 113 421 |
| | 19 594 | 57 311 | 33 273 | 227 195 |

| | 12 months ended 31/12/2007 | 12 months ended 31/12/2007 | 12 months ended 31/03/2008 | 12 months ended 31/03/2008 |
|---|---|---|---|---|
| | | | | Note 2 |
| **INCOME STATEMENT** | | | | |
| Headline earnings | 4 332 | 11 695 | 607 | 9 874 |
| Net profit for the year | 4 491 | 12 429 | 609 | 9 719 |
| Dividends paid | 1 681 | 4 266 | 189 | 5 165 |

There are no loans to these associated companies.

Note 1: In the audited balance sheet of R&R, its interest in British American Tobacco Plc (BAT) is only shown as a single item representing the carrying value thereof as an equity accounted associated company. So as to disclose more meaningful information, BAT's abridged balance sheet is presented above instead. This balance sheet is at 31 December 2007 as BAT has not included a balance sheet in its quarterly report to 31 March 2008.

Note 2: Headline earnings and net profit for the year relate to the income statement of R&R which includes its share of the net profit of BAT.

Note 3: The investments above represent 78% of the total carrying value of associated companies.

# ANNEXURE D

## INFORMATION ON BUSINESS AND GEOGRAPHICAL SEGMENTS FOR THE YEAR ENDED 31 MARCH 2009

| R million | Tobacco interests | Financial services | Industrial interests | Mining interests | Corporate finance and other interests | CONSOLIDATED 2009 Total |
|---|---|---|---|---|---|---|
| **BUSINESS SEGMENT ANALYSIS** | | | | | | |
| **Sales** | – | – | 11 455 | – | – | 11 455 |
| Results | | | | | | |
| Subsidiary companies | 100 | (2) | 320 | 336 | 29 | 783 |
| Associated companies and joint ventures | 2 501 | 1 682 | 967 | (227) | (117) | 4 806 |
| | | | | | | 5 589 |
| Finance costs | | | | | | (49) |
| Profit on sale and distribution of investments | | | | | | 40 829 |
| Profit before tax | | | | | | 46 369 |
| Taxation | | | | | | (945) |
| **Net profit** | | | | | | 45 424 |
| **Attributable to:** | | | | | | |
| Equity holders | | | | | | 45 330 |
| Minority interests | | | | | | 94 |
| | | | | | | 45 424 |
| **Headline earnings** | 2 295 | 1 576 | 1 318 | 164 | (693) | 4 660 |
| **OTHER INFORMATION** | | | | | | |
| Segment assets | – | 327 | 7 153 | 4 223 | 6 459 | 18 162 |
| Investments in associated companies | – | 11 754 | 11 636 | 44 | 361 | 23 795 |
| Investments in joint ventures | – | – | 28 | – | 56 | 84 |
| | | | | | | 42 041 |
| Taxation – Deferred | | | | | | 10 |
| – Current | | | | | | 65 |
| **Consolidated total assets** | | | | | | 42 116 |
| Segment liabilities | – | – | 2 403 | – | 101 | 2 504 |
| Taxation – Deferred | – | 17 | 401 | 387 | 20 | 825 |
| **Consolidated total liabilities** | – | 17 | 2 804 | 387 | 121 | 3 329 |
| Additions to property, plant and equipment and intangible assets | – | – | 456 | – | 7 | 463 |
| Depreciation and amortisation | – | – | 278 | – | 4 | 282 |
| Net impairment | – | – | 4 | – | – | 4 |

The interests of the Group have been classified into five main operating divisions/business segments – tobacco interests, financial services, industrial interests, mining interests and corporate finance/other interests. Each segment represents the main business sector of the investments classified thereunder. No adjustment has been made where companies are mainly active in one sector but also have interests in other sectors. During the year under review, the investment in BAT has been unbundled to shareholders. Accordingly the tobacco interest segment has been disbanded.

Income and expenses, as well as the attributable portion of the income from associated companies and joint ventures, are directly attributable to the segment.

Segment assets mainly include cash and cash equivalents, debtors and short-term loans, inventories, property, plant and equipment, intangible assets and other investments. Investments in associated companies and joint ventures, accounted for according to the equity method, are stated separately.

Segment liabilities include all operating liabilities, except for taxation.

### GEOGRAPHICAL SEGMENTAL ANALYSIS

The Group's interests can be divided into two main geographical areas, namely South Africa and abroad.

| R million | Capital expenditure 2009 | Sales 2009 | Headline earnings 2009 | Total assets 2009 |
|---|---|---|---|---|
| South Africa | 463 | 11 455 | 2 376 | 36 897 |
| Abroad | – | – | 2 284 | 5 144 |
| | 463 | 11 455 | 4 660 | 42 041 |

Total assets include assets and investments in associated companies and joint ventures, but exclude deferred tax assets and taxation paid in advance.

## INFORMATION ON BUSINESS AND GEOGRAPHICAL SEGMENTS FOR THE YEAR ENDED 31 MARCH 2008

| R million | Tobacco interests | Financial services | Industrial interests | Mining interests | Corporate finance and other interests | CONSOLIDATED 2008 Total |
|---|---|---|---|---|---|---|
| **BUSINESS SEGMENT ANALYSIS** | | | | | | |
| **Sales** | – | – | 9 447 | – | – | 9 447 |
| Results | | | | | | |
|   Subsidiary companies | 167 | 2 | 1 170 | 267 | 15 | 1 621 |
|   Associated companies and joint ventures | 3 525 | 2 226 | 1 458 | (6) | 7 | 7 210 |
| | | | | | | 8 831 |
| Finance costs | | | | | | (43) |
| Profit on sale of investments and negative goodwill | | | | | | 1 684 |
| Profit before tax | | | | | | 10 472 |
| Taxation | | | | | | (419) |
| **Net profit** | | | | | | 10 053 |
| **Attributable to:** | | | | | | |
| Equity holders | | | | | | 9 893 |
| Minority interests | | | | | | 160 |
| | | | | | | 10 053 |
| **Headline earnings** | 3 579 | 2 120 | 1 895 | 264 | 133 | 7 991 |
| **OTHER INFORMATION** | | | | | | |
| Segment assets | 2 660 | – | 6 481 | 8 353 | 1 010 | 18 504 |
| Investments in associated companies | 19 229 | 10 579 | 12 758 | 283 | 326 | 43 175 |
| Investments in joint ventures | 2 | – | 24 | – | 38 | 64 |
| | | | | | | 61 743 |
| Taxation – Deferred | | | | | | 4 |
|         – Current | | | | | | 80 |
| **Consolidated total assets** | | | | | | 61 827 |
| Segment liabilities | 2 | – | 2 368 | – | 115 | 2 485 |
| Taxation – Deferred | | | | | | 1 454 |
|         – Current | | | | | | 13 |
| **Consolidated total liabilities** | | | | | | 3 952 |
| Additions to property, plant and equipment and intangible assets | – | – | 454 | – | 10 | 464 |
| Depreciation and amortisation | – | – | 256 | – | 7 | 263 |
| Net recovering of impairment | – | (4) | (15) | – | – | (19) |

The interests of the Group have been classified into five main operating divisions/business segments – tobacco interests, financial services, industrial interests, mining interests and corporate finance/other interests. Each segment represents the main business sector of the investments classified thereunder. No adjustment has been made where companies are mainly active in one sector but also have interests in other sectors.

Income and expenses, as well as the attributable portion of the income from associated companies and joint ventures, are directly attributable to the segment.

Segment assets mainly include cash and cash equivalents, debtors and short-term loans, inventories, property, plant and equipment, intangible assets and other investments. Investments in associated companies and joint ventures, accounted for according to the equity method, are stated separately.

Segment liabilities include all operating liabilities, except for taxation.

### GEOGRAPHICAL SEGMENTAL ANALYSIS
The Group's interests can be divided into two main geographical areas, namely South Africa and abroad.

| R million | Capital expenditure 2008 | Sales 2008 | Headline earnings 2008 | Total assets 2008 |
|---|---|---|---|---|
| South Africa | 464 | 9 447 | 4 293 | 39 852 |
| Abroad | – | – | 3 698 | 21 891 |
| | 464 | 9 447 | 7 991 | 61 743 |

Total assets include assets and investments in associated companies and joint ventures, but exclude deferred tax assets and taxation paid in advance.

# COMPANY INFORMATION

**SECRETARY**
M Lubbe (Mrs)

**BUSINESS ADDRESS AND REGISTERED OFFICE**
Carpe Diem Office Park
Quantum Street
Techno Park
Stellenbosch
7600

PO Box 456
Stellenbosch
7599

**TRANSFER SECRETARIES**
Computershare Investor Services (Pty) Limited
70 Marshall Street
Johannesburg
2001

PO Box 61051
Marshalltown
2107

**AUDITORS**
PricewaterhouseCoopers Inc.
Cape Town

**LISTING**
JSE Limited
*Sector:* Industrials – Diversified Industrials

**AMERICAN DEPOSITARY RECEIPT (ADR) PROGRAM**
Cusip number 75956M107
ADR to ordinary share 1:1

*Depositary:*
The Bank of New York
101 Barclay Street
New York, NY 10286

**SPONSOR**
Rand Merchant Bank
(A division of FirstRand Bank Limited)

**WEBSITE**
**www.remgro.com**

# SHAREHOLDERS' INFORMATION

## DATES OF IMPORTANCE TO SHAREHOLDERS

| | |
|---|---:|
| Financial year-end | 31 March |
| Annual general meeting | Monday, 17 August 2009 |
| **FINANCIAL REPORTS** | |
| Announcement of interim results | November |
| Interim report | December |
| Announcement of annual results | June |
| Annual financial statements | July |
| **DIVIDENDS** | |
| Interim dividend | |
| – declared | November |
| – paid | January |
| Final dividend | |
| – declared | June |
| – paid | August |
| **FINAL DIVIDEND NUMBER 18** | |
| Ordinary dividend per share | 110 cents |
| Last day to trade in order to participate in the final dividend | Friday, 14 August 2009 |
| Trading on or after this date will be ex the final dividend | Monday, 17 August 2009 |
| Record date | Friday, 21 August 2009 |
| Payment date | Monday, 24 August 2009 |

## STATISTICS AT 31 MARCH 2009

|  | 2009 % | 2009 Number of shares | 2008 % | 2008 Number of shares |
|---|---|---|---|---|
| **MAJOR BENEFICIAL SHAREHOLDERS** | | | | |
| **Ordinary shares** | | | | |
| Public Investment Commissioner | 15.60 | 68 544 387 | 14.22 | 63 829 870 |
| Other | 84.40 | 370 935 364 | 85.78 | 385 173 736 |
|  | 100.00 | 439 479 751 | 100.00 | 449 003 606 |
| **B ordinary shares** | | | | |
| Rembrandt Trust (Pty) Limited | 100.00 | 35 506 352 | 100.00 | 35 506 352 |
| **Total** | | 474 986 103 | | 484 509 958 |

No other shareholder held a beneficial interest of more than 5% in the ordinary shares in your Company on 31 March.

|  | 2009 | 2008 | 2007 | 2006 |
|---|---|---|---|---|
| **DISTRIBUTION OF SHAREHOLDERS** | | | | |
| **Ordinary shares** | | | | |
| *Public shareholders* | 41 686 | 41 832 | 28 728 | 30 929 |
| Percentage of shareholders | 99.93 | 99.94 | 99.90 | 99.92 |
| Number of shares | 430 447 901 | 433 151 212 | 432 253 223 | 440 740 885 |
| Percentage of shares issued | 97.94 | 96.47 | 96.31 | 98.20 |
| *Non-public shareholders* | | | | |
| Directors and their associates/Share Trust/Treasury shares | 28 | 27 | 29 | 26 |
| Percentage of shareholders | 0.07 | 0.06 | 0.10 | 0.08 |
| Number of shares | 9 031 850 | 15 852 394 | 16 548 984 | 8 061 322 |
| Percentage of shares issued | 2.06 | 3.53 | 3.69 | 1.80 |
| *Number of shareholders* | 41 714 | 41 859 | 28 757 | 30 955 |

|  | 2009 | 2008 | 2007 | 2006 |
|---|---|---|---|---|
| **NUMBER OF SHARES IN ISSUE** |  |  |  |  |
| – Ordinary shares of 1 cent each | 439 479 751 | 449 003 606 | 448 802 207 | 448 802 207 |
| Issued at 1 April | 449 003 606 | 448 802 207 | 448 802 207 | 486 493 650 |
| Issued during the year | – | 201 399 | – | – |
| Cancelled during the year | (9 523 855) | – | – | (37 691 443) |
| – Unlisted B ordinary shares of 10 cents each | 35 506 352 | 35 506 352 | 35 506 352 | 35 506 352 |
| Total number of shares in issue | 474 986 103 | 484 509 958 | 484 308 559 | 484 308 559 |
| **Number of shares held in treasury** | (3 500 000) | (11 972 555) | (11 948 372) | (4 473 004) |
| Ordinary shares repurchased and held in treasury | (3 500 000) | (8 554 019) | (8 554 019) | (1 379 635) |
| Ordinary shares purchased by The Remgro Share Trust and accounted for as treasury shares | – | (3 418 536) | (3 394 353) | (3 093 369) |
|  | 471 486 103 | 472 537 403 | 472 360 187 | 479 835 555 |
| **Weighted number of shares** | 471 798 001 | 472 052 993 | 474 123 689 | 483 154 691 |

ADDITIONAL INFORMATION (2009)

**Institutional and private shareholding in Remgro Limited ordinary shares**



Private 14%
Institutional 86%

**Overseas and local shareholding in Remgro Limited ordinary shares**



Overseas 14%
South Africa 86%

ADDITIONAL INFORMATION (2008)

**Institutional and private shareholding in Remgro Limited ordinary shares**



Private 14%
Institutional 86%

**Overseas and local shareholding in Remgro Limited ordinary shares**



Overseas 11%
South Africa 89%

**Interests of the directors in the issued capital of the Company**
**Ordinary shares**

| Directors | Direct beneficial | Indirect beneficial | Associates | Total |
|---|---|---|---|---|
| **31 March 2009** | | | | |
| P E Beyers | 70 024 | 204 130 | | 274 154 |
| W E Bührmann | 255 880 | | | 255 880 |
| G D de Jager | 57 740 | | | 57 740 |
| J W Dreyer | | 191 130 | 2 600 | 193 730 |
| P K Harris | | 169 118 | | 169 118 |
| E de la H Hertzog | 228 245 | 1 671 903 | 129 984 | 2 030 132 |
| J Malherbe | 26 826 | | 246 711 | 273 537 |
| J A Preller | 111 059 | | | 111 059 |
| F Robertson | | 5 000 | | 5 000 |
| J P Rupert | | | 916 972 | 916 972 |
| T van Wyk | 131 640 | | 100 | 131 740 |
| M H Visser | 114 164 | 994 124 | | 1 108 288 |
| H Wessels | | | 4 500 | 4 500 |
| | **995 578** | **3 235 405** | **1 300 867** | **5 531 850** |
| | | | | |
| **31 March 2008** | | | | |
| P E Beyers | 70 024 | 13 000 | | 83 024 |
| W E Bührmann | 223 256 | | | 223 256 |
| G D de Jager | 57 740 | 108 300 | | 166 040 |
| J W Dreyer | | | 2 600 | 2 600 |
| P K Harris | | 169 118 | | 169 118 |
| E de la H Hertzog | 228 245 | 1 671 903 | 129 984 | 2 030 132 |
| J Malherbe | 26 826 | | 245 011 | 271 837 |
| J A Preller | 75 069 | | | 75 069 |
| F Robertson | | 5 000 | | 5 000 |
| J P Rupert | | | 272 601 | 272 601 |
| T van Wyk | 117 585 | | 100 | 117 685 |
| M H Visser | | 715 145 | | 715 145 |
| H Wessels | | | 3 000 | 3 000 |
| | 798 745 | 2 682 466 | 653 296 | 4 134 507 |

**B ordinary shares**
Mr J P Rupert is a director of Rembrandt Trust (Pty) Limited which owns all the issued unlisted B ordinary shares.

Since the end of the financial year to the date of this report the interests of directors remained unchanged.

The 2009 Annual General Meeting of Remgro Limited ("the Company") will be held on Monday, 17 August 2009, at 10:00 in the Conference Centre, Erinvale Estate Hotel & Spa, Lourensford Road, Somerset West, 7130, to, if approved, pass the following ordinary and special resolutions with or without modification:

1. **APPROVAL OF ANNUAL FINANCIAL STATEMENTS**
   **Ordinary Resolution Number 1**
   **Resolved that** the audited annual financial statements of the Company and the Group for the year ended 31 March 2009 be accepted and approved.

2. **REAPPOINTMENT OF AUDITOR**
   **Ordinary Resolution Number 2**
   **Resolved that** the reappointment of PricewaterhouseCoopers Inc. as the Company's auditor, as nominated by the Company's Audit and Risk Committee, is approved and to note that the individual registered auditor who will undertake the audit during the financial year ending 31 March 2010 is Mr N H Döman.

3. **APPROVAL OF DIRECTORS' REMUNERATION**
   **Ordinary Resolution Number 3**
   **Resolved that** directors' fees for services rendered as directors for the financial year ending 31 March 2010 be determined on the following basis:

| Type of fee | Existing fee for the year ended 31 March 2009 R | Proposed fee for the year ending 31 March 2010 R |
|---|---|---|
| Board Member | 160 000 | 172 000 |
| Chairman of the Audit and Risk Committee | 108 000 | 116 000 |
| Member of the Audit and Risk Committee | 54 000 | 58 000 |
| Member of the Remuneration and Nomination Committee | 27 000 | 29 000 |

4. **ELECTION OF DIRECTOR**
   **Ordinary Resolution Number 4**
   **Resolved that** Mr J P Rupert who retires in terms of article 31.1.1 of the Company's Articles of Association and who has offered himself for re-election, be re-elected as a director of the Company.

5. **ELECTION OF DIRECTOR**
   **Ordinary Resolution Number 5**
   **Resolved that** Mr P E Beyers who retires in terms of article 31.1.1 of the Company's Articles of Association and who has offered himself for re-election, be re-elected as a director of the Company.

6. **ELECTION OF DIRECTOR**
   **Ordinary Resolution Number 6**
   **Resolved that** Mr W E Bührmann who retires in terms of article 31.1.1 of the Company's Articles of Association and who has offered himself for re-election, be re-elected as a director of the Company.

7. **ELECTION OF DIRECTOR**
   **Ordinary Resolution Number 7**
   **Resolved that** Mr P K Harris who retires in terms of article 31.1.1 of the Company's Articles of Association and who has offered himself for re-election, be re-elected as a director of the Company.

8. **ELECTION OF DIRECTOR**
   **Ordinary Resolution Number 8**
   **Resolved that** Mr M M Morobe who retires in terms of article 31.1.1 of the Company's Articles of Association and who has offered himself for re-election, be re-elected as a director of the Company.

9. **ELECTION OF DIRECTOR**
   **Ordinary Resolution Number 9**
   **Resolved that** Mr H Wessels who retires in terms of article 31.4.1.1 of the Company's Articles of Association and who has offered himself for re-election, be re-elected as a director of the Company.

Biographical details of all directors of the Company are set out on pages 12 and 13 of the Annual Report.

## 10. AMENDMENTS TO REMGRO SAR SCHEME

**Ordinary Resolution Number 10**

**Resolved that** the following amendments to the Remgro Equity Settled Share Appreciation Rights Scheme 2008 ("SAR Scheme") document adopted on 7 October 2008 be and is hereby approved in terms of the provisions of the recently amended Schedule 14 of the Listings Requirements of the JSE Limited ("the Listings Requirements") ("Schedule 14"):

- Inserting the following new clause 4.3 after the existing clause 4.2:

  "4.3. Grants shall be made to Employees based on a multiple of their remuneration, as determined by the Board, taking into account the nature and level of their position, and their years of service with the Participating Companies."

- Deleting the wording of clause 5.1 and substituting it with the following wording:

  "5.1. **General Limit**

  The Committee shall not make any Grants if at the time of or as a result of the making of such Grants the aggregate number of Shares in respect of which any unexercised SARs may be exercised (irrespective of whether the Participant has become entitled to exercise the SAR or not), together with the total number of other Shares that have been set aside for delivery to Employees under any other managerial share scheme operated by the Participating Companies, shall exceed 21 000 000 (twenty one million) Shares in aggregate (**"the Maximum Threshold"**), subject to the provisions set out in clause 10.1."

- Deleting the wording of clause 5.2 and substituting it with the following wording:

  "5.2. **Individual Limit**

  The Committee shall not make any Grant to a single Participant if at the time of or as a result of the making of such Grant, the aggregate number of Shares in respect of which any unexercised SARs Granted to that Participant may be exercised (irrespective of whether the Participant has become entitled to exercise the SAR or not), together with any other Shares that have been set aside under any other managerial share scheme operated by the Participating Companies to that Participant, shall exceed 2 197 399 (two million one hundred and ninety seven thousand three hundred and ninety nine) Shares (**"the Individual Threshold"**), subject to the provisions set out in clause 10.2."

In terms of the Listings Requirements, 75% (seventy-five percent) of the votes cast by shareholders present or represented by proxy at the Annual General Meeting, excluding all the votes attaching to all shares owned or controlled by persons who are existing participants in the SAR Scheme which have been acquired in terms of the SAR Scheme, must be cast in favour of this Ordinary Resolution Number 10 for it to be approved.

This Ordinary Resolution Number 10 is required to enable the Company to consolidate amendments made to Schedule 14 relating to share option/incentive schemes and the interpretation thereof, and to effectively increase the maximum limit of shares in respect of which any unexercised SARs granted to a single participant may be exercised from 0.25% of the Company's issued ordinary share capital to 0.5% of the Company's issued ordinary share capital.

In compliance with the amendments made to Schedule 14, the SAR Scheme document will further be amended to provide for –

- the adjustment to the maximum number of shares available in terms of the SAR Scheme in the event of the sub-division or consolidation of shares, to ensure that that maximum number still represents the same percentage of the shares in the Company after such corporate action;
- the adjustment to the maximum number of shares in respect of which an individual may exercise SARs in the event of a capitalisation issue, special dividend, rights issue or reduction of capital, to ensure that the maximum number still represents the same percentage of the shares in the Company after such corporate action;
- the adjustment to the number and/or grant price of SARs in the event of a subdivision or consolidation of shares, capitalisation issue, special dividend, rights issue or reduction of capital, to ensure that participants are placed in a substantially similar position to which they were in prior to such corporate action. The Committee will appoint the Company's auditors or other independent advisor acceptable to the JSE to confirm to the JSE at the time of the finalisation of such adjustments that such adjustments are in accordance with the provisions of the SAR Scheme.

The issue of shares as consideration for an acquisition, the issue of shares for cash and the issue of shares or a vendor consideration placing will not be a circumstance requiring adjustments. In terms of the amended Schedule 14, the aforementioned amendments need not be approved by the shareholders of the Company, but shareholders should be informed thereof.

The amended SAR Scheme document will be available for inspection by the shareholders of the Company at the Company's principal place of business and at the address of the transfer secretaries of the Company in Johannesburg from the date of this notice to the date of the Annual General Meeting.

## 11. AUTHORITY TO REPURCHASE SHARES

**Special Resolution Number 1**

**Resolved that** the Board of Directors of the Company be hereby authorised, by way of a renewable general authority, to approve the purchase of its own ordinary shares by the Company, or to approve the purchase of ordinary shares in the Company by any subsidiary of the Company, provided that:

- this general authority shall be valid until the Company's next Annual General Meeting or for 15 months from the date of this resolution, whichever period is shorter;
- the ordinary shares be purchased through the order book of the JSE trading system and done without any prior understanding or arrangement between the Company and/or the relevant subsidiary and the counterparty, provided that if the Company purchases its own ordinary shares from any wholly owned subsidiary of the Company for the purposes of cancelling such treasury shares pursuant to this general authority, the above provisions will not be applicable to such purchase transaction;
- an announcement complying with paragraph 11.27 of the Listings Requirements be published by the Company (i) when the Company and/or its subsidiaries have cumulatively repurchased 3% of the ordinary shares in issue as at the time when the general authority was given ("the initial number") and (ii) for each 3% in the aggregate of the initial number of the ordinary shares acquired thereafter by the Company and/or its subsidiaries;
- the repurchase by the Company of its own ordinary shares shall not in the aggregate in any one financial year exceed 20% of the Company's issued ordinary share capital, provided that the acquisition of ordinary shares as treasury shares by a subsidiary of the Company shall not exceed 10% in the aggregate of the number of issued ordinary shares of the Company;
- repurchases must not be made at a price more than 10% above the weighted average of the market value of the ordinary shares for the five business days immediately preceding the date on which the transaction is effected;
- at any point in time the Company may only appoint one agent to effect any repurchase on the Company's behalf or on behalf of any subsidiary of the Company;
- the Company will after a repurchase of ordinary shares still comply with the provisions of the Listings Requirements regarding shareholder spread;
- subject to the exceptions contained in the Listings Requirements, the Company and the Group will not repurchase ordinary shares during a prohibited period (as defined in the Listings Requirements) unless they have in place a repurchase programme where the dates and quantities of shares to be traded during the relevant period are fixed (not subject to any variation) and full details of the programme have been disclosed in an announcement over SENS prior to the commencement of the prohibited period; and
- such repurchases will be subject to the provisions of the Companies Act (No. 61 of 1973), as amended ("Companies Act"), the Company's Articles of Association and the Listings Requirements.

It is the intention of the Board of Directors to use this general authority should prevailing circumstances (including the tax dispensation and market conditions) warrant it in their opinion.

The Company's directors undertake that they will not implement any such repurchases while this general authority is valid, unless:

- the Company and the Group will be able, in the ordinary course of business, to pay its debts for a period of 12 months after the date of the general repurchase;
- the assets of the Company and the Group will exceed their liabilities for a period of 12 months after the date of the general repurchase. For this purpose, the assets and liabilities are recognised and measured in accordance with the accounting policies used in the Company's latest audited annual group financial statements;
- the Company and the Group will have adequate share capital and reserves for ordinary business purposes for a period of 12 months after the date of the general repurchase;
- the working capital of the Company and the Group will be adequate for ordinary business purposes for a period of 12 months after the date of the general repurchase; and
- upon entering the market to proceed with the repurchase, the Company's sponsor has confirmed the adequacy of the Company's working capital for the purposes of undertaking a repurchase of shares in writing to the JSE.

**Reason for and effect of Special Resolution Number 1**

The reason for and the effect of Special Resolution Number 1 is to grant the Company's directors a general authority to approve the Company's repurchase of its own ordinary shares and to permit a subsidiary of the Company to purchase ordinary shares in the Company.

For the purposes of considering Special Resolution Number 1 and in compliance with paragraph 11.26 of the Listings Requirements, the information listed below has been included in the Annual Report, in which this notice of Annual General Meeting is included, at the places indicated:

- Directors and management (pages 12 and 13);
- Major shareholders (page 123);
- No material changes;
- Directors' interests in securities (page 125);
- Share capital of the Company (pages 94 and 123);
- The directors, whose names are set out on pages 12 and 13 of this report, collectively and individually accept full responsibility for the accuracy of the information contained in this Special Resolution Number 1 and certify, to the best of their knowledge and belief, that there are no other facts, the omission of which would make any statement false or misleading and that they have made all reasonable queries in this regard and that this resolution contains all information required by law and the Listings Requirements;
- There are no legal or arbitration proceedings (including any such proceedings that are pending or threatened of which the Company is aware), which may have or have had a material effect on the Company and the Group's financial position over the last twelve-month period.

## 12. AUTHORITY TO ENTER INTO DERIVATIVE TRANSACTIONS

**Special Resolution Number 2**

**Resolved that**, subject to the passing of Special Resolution Number 1, the Board of Directors of the Company be authorised, by way of a general renewable authority, to enter into derivative transactions which will or may lead to the Company being required to purchase its own shares, subject to the provisions of the Companies Act and the limitations contained in paragraph 5.84(a) of the Listings Requirements.

**Reason for and effect of Special Resolution Number 2**

The reason for and the effect of Special Resolution Number 2 is to grant the Company's directors a general authority to, subject to the provisions of the Companies Act and the Listings Requirements, enter into derivative transactions which will or may lead to the Company being required to purchase its own shares.

**And to transact any other business that may be transacted at an Annual General Meeting.**

Members who have not dematerialised their shares or who have dematerialised their shares with "own name" registration are entitled to attend and vote at the meeting and are entitled to appoint a proxy or proxies (for which purpose a form of proxy is attached hereto) to attend, speak and vote in their stead. The person so appointed as proxy need not be a member of the Company. Proxy forms must be lodged with the transfer secretaries of the Company, Computershare Investor Services (Pty) Limited, 70 Marshall Street, Johannesburg, 2001, South Africa, or posted to the transfer secretaries at PO Box 61051, Marshalltown, 2107, South Africa, to be received by them not later than Thursday, 13 August 2009, at 10:00 (South African time).

Proxy forms must only be completed by members who have not dematerialised their shares or who have dematerialised their shares with "own name" registration.

On a show of hands, every member of the Company present in person or represented by proxy shall have one vote only. On a poll, every member shall be entitled to that proportion of the total votes in the Company which the aggregate amount of the nominal value of the shares held by such member bears to the aggregate amount of the nominal value of all the shares issued by the Company.

Members who have dematerialised their shares, other than those members who have dematerialised their shares with "own name" registration, should contact their Central Securities Depository Participant ("CSDP") or broker in the manner and time stipulated in their agreement:

- to furnish them with their voting instructions; or
- in the event that they wish to attend the meeting, to obtain the necessary authority to do so.

Equity securities held by a share trust or scheme will not have their votes taken into account for the purposes of resolutions passed in terms of the Listings Requirements.

By order of the Board of Directors.

**M Lubbe**
*Secretary*

Stellenbosch
22 June 2009

## ORDINARY RESOLUTIONS

### ORDINARY RESOLUTION NUMBER 1

**Approval of annual financial statements**

In terms of the provisions of section 286(1) of the Companies Act (No. 61 of 1973), as amended ("Companies Act"), the directors are obliged to present the Company's annual financial statements and Group annual financial statements to the members at the annual general meeting for consideration.

### ORDINARY RESOLUTION NUMBER 2

**Reappointment of auditor**

In terms of the provisions of section 270(1) of the Companies Act, a company shall at every annual general meeting appoint an auditor or auditors to hold office from the conclusion of that meeting until the conclusion of the next annual general meeting of the Company.

In terms of the provisions of section 274(3) of the Companies Act, when a firm is appointed as auditors the appointment should also specify the name of the individual registered auditor who undertakes the audit.

### ORDINARY RESOLUTION NUMBER 3

**Approval of directors' remuneration**

In terms of the provisions of article 29.2.1 of the Company's Articles of Association, the remuneration payable to the directors must be determined by the members of the Company.

### ORDINARY RESOLUTIONS NUMBERS 4 – 9

**Election of directors**

In terms of the provisions of article 31 of the Company's Articles of Association, one-third of the directors, or if their number is not a multiple of three, then the number nearest to but not less than one-third are required to retire at each annual general meeting. A person appointed by the directors shall retire at the following annual general meeting and shall not form part of the one-third of directors who are required to retire by rotation. Directors may offer themselves for re-election. Biographical details of all the directors of the Company are set out on pages 12 and 13 of the annual report.

### ORDINARY RESOLUTION NUMBER 10

**Amendments to Remgro SAR Scheme**

Schedule 14 of the Listings Requirements of the JSE Limited ("the Listings Requirements") has been replaced in its entirety with effect from 15 October 2008. The amendments to the Remgro SAR Scheme reflect these new requirements.

The maximum limit of shares for a single participant is being increased from 0.25% to 0.5% to allow participants to have the same exposure to the Remgro SAR Scheme following the distribution of the BAT shares to shareholders in 2008 that they would have had to the old Remgro Share Scheme.

## SPECIAL RESOLUTIONS

### SPECIAL RESOLUTION NUMBER 1

**General authority to repurchase shares**

The annual renewal of this authority is required in terms of the provisions of the Listings Requirements and section 85 of the Companies Act. The existing authority to the directors is due to expire at the forthcoming annual general meeting, unless renewed.

### SPECIAL RESOLUTION NUMBER 2

**General authority to enter into derivative transactions**

The general authority is given to the directors to enable them, subject to the provisions of the Companies Act and the Listings Requirements, to enter into derivative transactions, which may or will lead to the Company being required to purchase its own shares.

# Remgro Limited

(Incorporated in the Republic of South Africa)
(Registration number 1968/006415/06)
(Share code: REM ISIN: ZAE000026480)
("the Company")

## FORM OF PROXY

THIS FORM OF PROXY IS ONLY FOR USE BY:

1. REGISTERED MEMBERS WHO HAVE NOT YET DEMATERIALISED THEIR REMGRO LIMITED ORDINARY SHARES; AND
2. REGISTERED MEMBERS WHO HAVE ALREADY DEMATERIALISED THEIR REMGRO LIMITED ORDINARY SHARES AND ARE REGISTERED IN THEIR OWN NAMES IN THE COMPANY'S SUBREGISTER. *

*** See explanatory note 3 overleaf.**

For completion by the aforesaid registered members who hold ordinary shares of the Company ("member") and who are unable to attend the 2009 Annual General Meeting of the Company to be held on Monday, 17 August 2009, at 10:00 in the Conference Centre, Erinvale Estate Hotel & Spa, Lourensford Road, Somerset West, 7130 ("the annual general meeting").

I/We ______________________________

being the holder/s of ______________ ordinary shares in the Company, hereby appoint (see instruction 1 overleaf)

1. ______________________________ or, failing him/her,

2. ______________________________ or, failing him/her,

3. the chairman of the annual general meeting, as my/our proxy to attend, speak and vote for me/us and on my/our behalf or to abstain from voting at the annual general meeting of the Company and at any adjournment thereof, as follows (see note 2 and instruction 2 overleaf):

| | Insert an "X" or the number of votes exercisable (one vote per ordinary share) | | |
|---|---|---|---|
| **Ordinary resolutions** | In favour of | Against | Abstain |
| 1. Approval of annual financial statements | | | |
| 2. Reappointment of auditor | | | |
| 3. Approval of directors' remuneration | | | |
| 4. Election of director – Mr J P Rupert | | | |
| 5. Election of director – Mr P E Beyers | | | |
| 6. Election of director – Mr W E Bührmann | | | |
| 7. Election of director – Mr P K Harris | | | |
| 8. Election of director – Mr M M Morobe | | | |
| 9. Election of director – Mr H Wessels | | | |
| 10. Amendments to Remgro SAR Scheme | | | |
| **Special resolutions** | | | |
| 11. Authority to repurchase shares | | | |
| 12. Authority to enter into derivative transactions | | | |

Signed at ______________________ on ______________________ 2009

Signature/s ______________________________

Assisted by ______________________________
(where applicable)

**Please read the notes and instructions overleaf.**

## NOTES

1. A member entitled to attend and vote at the annual general meeting is entitled to appoint one or more proxies to attend, speak and vote in his/her stead. A proxy need not be a registered member of the Company.

2. Every member present in person or by proxy and entitled to vote at the annual general meeting of the Company shall, on a show of hands, have one vote only, irrespective of the number of shares such member holds. In the event of a poll, every member shall be entitled to that proportion of the total votes in the Company which the aggregate amount of the nominal value of the shares held by such member bears to the aggregate amount of the nominal value of all the shares issued by the Company.

3. Members registered in their own name are members who elected not to participate in the Issuer-Sponsored Nominee Programme and who appointed Computershare Limited as their Central Securities Depository Participant ("CSDP") with the express instruction that their uncertificated shares are to be registered in the electronic subregister of members **in their own names**.

## INSTRUCTIONS ON SIGNING AND LODGING THE FORM OF PROXY

1. A member may insert the name of a proxy or the names of two alternative proxies of the member's choice in the space/s provided overleaf, with or without deleting "the chairman of the annual general meeting", but any such deletion must be initialled by the member. Should this space/s be left blank, the proxy will be exercised by the chairman of the annual general meeting. The person whose name appears first on the form of proxy and who is present at the annual general meeting will be entitled to act as proxy to the exclusion of those whose names follow.

2. A member's voting instructions to the proxy must be indicated by the insertion of an "X", or the number of votes which that member wishes to exercise, in the appropriate spaces provided overleaf. Failure to do so will be deemed to authorise the proxy to vote or to abstain from voting at the annual general meeting as he/she thinks fit in respect of all the member's exercisable votes. A member or his/her proxy is not obliged to use all the votes exercisable by him/her or by his/her proxy, but the total number of votes cast, or those in respect of which abstention is recorded, may not exceed the total number of votes exercisable by the member or by his/her proxy.

3. A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the transfer secretaries.

4. To be valid, the completed forms of proxy must be lodged with the transfer secretaries of the Company, Computershare Investor Services (Pty) Limited at 70 Marshall Street, Johannesburg, 2001, South Africa, or posted to the transfer secretaries at PO Box 61051, Marshalltown, 2107, South Africa, to be received by them not later than Thursday, 13 August 2009, at 10:00 (South African time).

5. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the transfer secretaries or waived by the chairman of the annual general meeting.

6. The completion and lodging of this form of proxy will not preclude the relevant member from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such member wish to do so.

7. The completion of any blank spaces overleaf need not be initialled. Any alterations or corrections to this form of proxy must be initialled by the signatory/ies.

8. The chairman of the annual general meeting may accept any form of proxy which is completed other than in accordance with these instructions provided that he is satisfied as to the manner in which a member wishes to vote.